   As filed with the Securities and Exchange Commission on December 12, 2001



                                                      Registration No. 333-55228

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                AMENDMENT NO. 1


                                       TO

                                    FORM S-4
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------
                           NEW UNITEDGLOBALCOM, INC.
             (Exact name of Registrant as specified in its charter)


                          DELAWARE                                                    84-1602895
                (State or other jurisdiction                                       (I.R.S. Employer
             of incorporation of organization)                                   Identification No.)


                           NEW UNITEDGLOBALCOM, INC.
                      4643 SOUTH ULSTER STREET, SUITE 1300
                             DENVER, COLORADO 80237
                                 (303) 770-4001
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)
                             ---------------------
                                MICHAEL T. FRIES
                                   PRESIDENT
                      4643 SOUTH ULSTER STREET, SUITE 1300
                             DENVER, COLORADO 80237
                                 (303) 770-4001
 (Name, address, including zip code, and telephone number, including area code, of agent for service)


                                   Copies to:

         GARTH B. JENSEN, ESQ.                 ROBERT W. MURRAY, JR., ESQ.             ELIZABETH M. MARKOWSKI, ESQ.
       HOLME ROBERTS & OWEN LLP                      BAKER BOTTS LLP                     LIBERTY MEDIA CORPORATION
       1700 LINCOLN, SUITE 4100                    599 LEXINGTON AVE.                     12300 LIBERTY BOULEVARD
        DENVER, COLORADO 80203                  NEW YORK, NEW YORK 10022                 ENGLEWOOD, COLORADO 80112
            (303) 861-7000                           (212) 705-5000                           (720) 875-5400


    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement and all other conditions under the merger agreement (described in the proxy statement/prospectus herein) are satisfied or waived.
                             ---------------------
    If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]


    If any of the securities being registered on this form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

                             ---------------------

                        CALCULATION OF REGISTRATION FEE



---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------
                                                                           PROPOSED            PROPOSED
                                                                            MAXIMUM             MAXIMUM            AMOUNT OF
           TITLE OF EACH CLASS OF                  AMOUNT TO BE         OFFERING PRICE         AGGREGATE         REGISTRATION
        SECURITIES TO BE REGISTERED                 REGISTERED             PER SHARE        OFFERING PRICE            FEE
---------------------------------------------------------------------------------------------------------------------------------
Class A Common Stock (par value $.01 per
  share)....................................  160,000,000 shares(1)        $4.00(2)          $640,000,000         $152,960(3)
---------------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------------



(1)Includes (i) 117,028,115 shares of Registrant's Class A common stock to be issued with respect to 98,000,981 shares and 19,027,134 shares, respectively, of UnitedGlobalCom Class A common stock and Class B common stock outstanding on December 3, 2001, (ii) up to 17,348,317 shares of Registrant's Class A common stock to be issued with respect to any shares of UnitedGlobalCom common stock issued between December 3, 2001 and the closing of the merger as a result of the issuance of stock options or conversion of UnitedGlobalCom preferred stock and (iii) 25,623,568 shares of Registrant's Class A common stock to be issued with respect to 113,983 shares, 425,000 shares and 287,500 shares, respectively, of UnitedGlobalCom Series B, Series C and Series D preferred stock, including accrued dividends through an assumed closing date of March 31, 2002.



(2) Pursuant to Rule 457(f)(1) and Rule 457(c) under the Securities Act of 1933, as amended, the maximum offering price is the average of the high and low prices per share of UnitedGlobalCom Class A common stock on December 10, 2001, as reported on the Nasdaq National Stock Market.



(3)Pursuant to Rule 0-11(a)(2) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the total registration fee for this registration statement, $152,960, has been reduced in amount by $606,518, the filing fee paid pursuant to Exchange Act Rule 0-11 in connection with the filing of preliminary proxy materials of UnitedGlobalCom with the Securities and Exchange Commission on November 3, 2000. Accordingly, no additional filing fee is being paid at this time.

                             ---------------------
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             [UNITEDGLOBALCOM LOGO]


                                                                          , 2001


Dear Fellow Stockholder:


You are invited to attend a special meeting of the stockholders of
UnitedGlobalCom, Inc. which will be held at           , Denver, Colorado, on
          , 2002, at 10:00 a.m., local time. We have enclosed a notice of the special meeting, a proxy statement/prospectus and a proxy card.



You will be asked at the special meeting to approve and adopt a merger agreement among us, a newly formed Delaware corporation to be renamed UnitedGlobalCom, Inc. following the merger, or "New United," Liberty Media Corporation, or "Liberty," its subsidiaries, Liberty Media International, Inc., or "LMINT" and Liberty Global, Inc., or "Liberty Global," United/New United Merger Sub, Inc., a Delaware corporation and a subsidiary of New United, or "Merger Subsidiary," and several of our founding stockholders. New United will issue its own stock in connection with a merger between us and Merger Subsidiary. Incident to the merger, Liberty or some of its subsidiaries will contribute to New United notes issued by two of our subsidiaries having an approximate accreted value of $891.7 million (at January 30, 2002), $200.0 million cash and senior notes and senior discount notes issued by one of our subsidiaries, all in exchange for approximately 281.4 million shares, subject to certain adjustments, of New United Class C common stock (based on a closing date of January 30, 2002). Liberty will also repay approximately $304.6 million of debt (including accrued interest through January 30, 2002) that Liberty owes to us by issuance of new debt securities of Liberty or, at its election, a cash payment, or a combination of debt securities and cash.



OUR BOARD OF DIRECTORS HAS APPROVED THE MERGER AGREEMENT AND DECLARED THAT THE MERGER AGREEMENT IS ADVISABLE TO, AND IN THE BEST INTEREST OF, UNITED AND OUR STOCKHOLDERS. OUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE IN FAVOR OF THE PROPOSAL TO APPROVE AND ADOPT THE MERGER AGREEMENT.



You will also be asked at the special meeting to:



- approve a proposal to amend United's 1993 Stock Option Plan to:



  - increase the number of shares of United's common stock reserved for issuance by 30,000,000 shares from 9,200,000 shares to 39,200,000 shares,



  - increase the maximum number of shares subject to options that may be granted to any one participant in any calendar year from 500,000 shares to 5,000,000 shares, and



  - permit the grant of options to acquire, or permit the amendment of outstanding options granted after December 3, 2001 to provide for the issuance of, up to an aggregate of 3,000,000 shares of United's Class B common stock;



  - to approve a proposal to amend to our 1998 Stock Option Plan for Non-Employee Directors to increase the number of shares of our Class A common stock reserved for issuance by 2,000,000 shares from 1,000,000 shares to 3,000,000 shares; and



  - transact such other business as may properly come before the special meeting.



OUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THESE PROPOSALS AND RECOMMENDS THAT YOU VOTE IN FAVOR OF THEM.


Whether or not you are personally able to attend the special meeting, please complete, sign and date the enclosed proxy card and return it in the enclosed prepaid envelope as soon as possible. This action will not limit your right to vote in person if you do wish to attend the meeting and vote personally.

The merger cannot be completed unless the holders of at least a majority of the combined voting power of the outstanding shares of Class A common stock and
Class B common stock as of             , 2001, the record date, approve and
adopt the merger agreement. Approval of the amendments to the 1993 Stock Option Plan and the 1998 Stock Option Plan for Non-Employee Directors requires the affirmative vote of the holders of a majority of the combined voting power of our Class A common stock and Class B common stock as of the record date, represented in person or by proxy at the special meeting of stockholders. Only holders of our common stock at the close of business on the record date will be entitled to vote at the special meeting. Holders of shares of Class A common
stock and Class B common stock representing   % of the outstanding votes as of
the record date have indicated that they will vote in favor of the merger agreement proposal, 1993 Stock Option Plan amendment proposal and 1998 Stock Option Plan amendment proposal.



For your convenience, the first four pages of the proxy statement/prospectus contain frequently asked questions and related answers about the merger. PLEASE REVIEW THE ENTIRE PROXY STATEMENT/PROSPECTUS CAREFULLY. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE DISCUSSION IN THE SECTION ENTITLED "RISK FACTORS" BEGINNING ON PAGE I-14. If you would like assistance in completing your proxy card, or if you have any questions about the procedure for voting your shares described in the attached proxy statement/prospectus, please contact our Investor Relations Department at (303) 770-4001.


                                            Sincerely yours,

                                            GENE W. SCHNEIDER
                                            Chairman of the Board and
                                            Chief Executive Officer

NEITHER THE SECURITIES AND EXCHANGE COMMISSION, NOR ANY STATE SECURITIES COMMISSION, HAS APPROVED OR DISAPPROVED THE MERGER AND RELATED TRANSACTIONS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS OR THE STOCK OF NEW UNITED TO BE ISSUED IN CONNECTION WITH THE MERGER OR DETERMINED THAT THIS PROXY STATEMENT/PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


This proxy statement/prospectus is dated           , 2001, and is first being
mailed to our stockholders on or about           , 2001.

                             [UNITEDGLOBALCOM LOGO]

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

                         TO BE HELD ON           , 2002



The special meeting of the stockholders of UnitedGlobalCom, Inc., or "United,"
will be held at             , Denver, Colorado, on             , 2002 at 10:00
a.m., local time, for the following purposes:



     (i) to consider and vote upon a proposal to approve and adopt the Agreement and Plan of Restructuring and Merger, dated December 3, 2001, among United, a newly formed Delaware corporation, or "New United," Liberty Media Corporation, or "Liberty," and its subsidiaries, Liberty Media International, Inc., or "LMINT" and Liberty Global, Inc., or "Liberty Global," United/New United Merger Sub, Inc., a Delaware corporation and a subsidiary of New United, or "Merger Subsidiary," and certain long-time holders of United Class B
           common stock, or the "Founders," as amended on December   , 2001, as
           well as the United/New United Agreement and Plan of Merger, dated December 3, 2001, among United, New United and Merger Subsidiary, as
           amended on December   , 2001, pursuant to which agreements:



           - the Founders will continue to elect half of United's directors and New United will elect the other half of United's directors,



           - the Founders will have effective voting power to elect a majority of New United's directors,



           - New United will become United's approximately 99.5% stockholder,



           - holders of United common stock will receive an equivalent number of pshares of common stock of New United,



           - holders of United preferred stock, other than United Series E preferred stock, will receive the number of shares of New United Class A common stock equal to the number of shares of United Class A common stock they would have received had they converted the preferred stock immediately prior to the merger,



           - Liberty will contribute to New United notes issued by two of United's Dutch subsidiaries having an approximate accreted value of $891.7 million at January 30, 2002,



           - Liberty will contribute to New United $200.0 million of cash,



           - Liberty will contribute to New United approximately $1,435.3 million and E263.1 million face amount of senior notes and senior discount notes issued by United Pan-Europe Communications N.V.,



           - Liberty will repay approximately $304.6 million of debt (including accrued interest through January 30, 2002) that Liberty owes to us by issuance of new debt securities of Liberty or, at Liberty's option, a cash payment, or a combination of debt securities and cash, and



           - in exchange for its contributions to New United, Liberty will receive approximately 281.4 million shares, subject to certain adjustments, of New United Class C common stock, based on a closing date of January 30, 2002;


     (ii) to consider and vote upon an amendment to our 1993 Stock Option Plan to:


           - increase the number of shares of United's common stock reserved for issuance by an aggregate of 30,000,000 shares from 9,200,000 shares to 39,200,000 shares,

           - increase the maximum number of shares of United Class A common stock and Class B common stock subject to options that, in the aggregate, may be granted to any one participant in any calendar year from 500,000 shares to 5,000,000 shares, and



           - permit the grant of options to acquire, or permit the amendment of outstanding options granted after December 3, 2001 to provide for the issuance of, up to an aggregate of 3,000,000 shares of United Class B common stock;



     (iii)to consider and vote on an amendment to United's 1998 Stock Option Plan for Non-Employee Directors to increase the number of shares of United Class A common stock reserved for issuance by an aggregate of 2,000,000 shares from 1,000,000 shares to 3,000,000 shares; and



     (iv) to transact such other business as may properly come before the special meeting.



Holders of record of United Class A common stock and Class B common stock at the
close of business on             , 2001, the record date of the meeting, will be
entitled to notice of and to vote together as a single class at the meeting. Holders of United Series B preferred stock, Series C preferred stock and Series D preferred stock will not be entitled to vote at the meeting. A list of stockholders entitled to vote at the meeting will be available at our office for review by any stockholder, for any purpose germane to the meeting, during regular business hours for at least 10 days prior to the meeting.


Shares can only be voted at the meeting if the holder is present or represented by a proxy. If you do not expect to attend the meeting, we urge you to complete, date and sign the enclosed proxy card and return it promptly in the accompanying, postage prepaid envelope, so that your shares may be voted in accordance with your wishes and the presence of a quorum may be assured. Signing the proxy does not affect your right to vote in person if you attend the meeting. If your shares are registered in street name, however, you will need a representation from your broker as to your stockholder status in order to vote in person at the meeting. A representation is not necessary to attend the meeting.


Our board of directors believes that approving the Agreement and Plan of Restructuring and Merger and the United/New United Agreement and Plan of Merger, or collectively the "merger agreement," is advisable to, and in the best interest of, United and our stockholders. Our board of directors recommends that you vote in favor of approval and adoption of the merger agreement. The merger agreement will not be approved and adopted by the stockholders unless the holders of at least a majority of the combined voting power of the outstanding shares of our Class A common stock and Class B common stock as of the record date, voting as a single class, vote to approve and adopt the merger agreement.



Holders of United's Class B common stock, Series B preferred stock, Series C preferred stock and Series D preferred stock are entitled under Delaware law to require an appraisal, and to demand the payment of fair value for, their shares as a result of the merger. These rights, generally known as appraisal rights, are described in detail in the proxy statement/prospectus accompanying this notice. In addition, a copy of Section 262 of the Delaware General Corporation Law, which governs appraisal rights, is attached as Appendix D to the proxy statement/prospectus accompanying this notice. Holders of United's Class A common stock will not be entitled to appraisal rights. We urge you to read both the summary and the statutory provision carefully. If you wish to demand an appraisal of your shares, you must strictly comply with the statutory requirements.



Our board of directors likewise believes that the amendments to the United 1993 Stock Option Plan and the United 1998 Stock Option Plan for Non-Employee Directors are advisable to, and in the best interest of United, its subsidiaries, and our stockholders, and recommends that you vote in favor of approval of the amendments. Approval of the amendments requires the affirmative vote of the holders of a majority of the combined voting power of our Class A common stock and Class B common stock as of the record date, voting as a single class, represented in person or by proxy at the special meeting of stockholders.

This notice and the attached proxy statement/prospectus are first being mailed
to United's stockholders on or about           , 2001.


                                            By order of the Board of Directors

                                            ELLEN P. SPANGLER,
                                            Secretary

Denver, Colorado

            , 2001



PLEASE COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD AND MAIL IT PROMPTLY IN THE PREPAID ENVELOPE PROVIDED, WHETHER OR NOT YOU INTEND TO BE PRESENT AT THE SPECIAL MEETING.

THE INFORMATION IN THIS PROXY STATEMENT/PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROXY STATEMENT/PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                 SUBJECT TO COMPLETION, DATED DECEMBER   , 2001


                             [UNITEDGLOBALCOM LOGO]


            UNITEDGLOBALCOM, INC.                        NEW UNITEDGLOBALCOM, INC.
           A DELAWARE CORPORATION                   A NEWLY FORMED DELAWARE CORPORATION
               PROXY STATEMENT                                  PROSPECTUS
     For Special Meeting of Stockholders              shares of Class A Common Stock
         to be held           , 2002



United is furnishing this proxy statement/prospectus to holders of UnitedGlobalCom, Inc. Class A common stock and Class B common stock. United is soliciting proxies for use at a special meeting of United's stockholders to consider and vote upon a transaction with New UnitedGlobalCom, Inc., a newly formed Delaware corporation, or "New United," Liberty Media Corporation, or "Liberty," and its subsidiaries, Liberty Media International, Inc., or "LMINT," and Liberty Global, Inc., or "Liberty Global," United/New United Merger Sub, Inc., a Delaware corporation and a subsidiary of New United, or "Merger Subsidiary," and some long-time holders of our Class B common stock, or the "Founders." As a result of this transaction, United will become an approximately 99.5% owned subsidiary of New United, and New United will be renamed "UnitedGlobalCom, Inc." following the merger.



As part of the transaction you will receive stock in New United. United's board of directors has approved and declared advisable a merger agreement pursuant to which the transaction will be completed, determined that the transaction is in the best interest of United and its stockholders, and recommends that you approve and adopt the merger agreement.



New United has filed a registration statement on Form S-4. This proxy statement is also the prospectus of New United regarding its common stock to be issued to our common and preferred stockholders pursuant to the merger agreement. United's Class A common stock is traded on the Nasdaq National Stock Market under the symbol "UCOMA." Following the transaction, the shares of Class A common stock to be issued by New United will be listed, subject to official notice of issuance, on the Nasdaq National Stock Market under the symbol "UCOMA." Each share of New United Class A common stock, Class B common stock and Class C common stock will entitle the holders of such stock to one, ten and ten votes, respectively, on each matter to be voted on by New United's stockholders, other than the election of directors. Shares of New United's Class C common stock will vote separately to elect four of New United's 12 person board of directors, while holders of New United Class A common and Class B common stock, voting together, will elect the other eight directors.



You will also be asked at the special meeting to consider and vote upon amendments to United's 1993 Stock Option Plan and United's 1998 Stock Option Plan for Non-Employee Directors to, among other things, increase the number of shares reserved for issuance under each plan.



FOR A DISCUSSION OF RISK FACTORS THAT YOU SHOULD CONSIDER IN EVALUATING THE TRANSACTION, SEE "RISK FACTORS" BEGINNING ON PAGE I-14.



The date of this proxy statement/prospectus is           , 2001, and it and a
form of proxy are first being mailed or otherwise delivered to stockholders on
or about           , 2001.



This proxy statement/prospectus does not constitute an offer or a solicitation in any jurisdiction in which an offer or solicitation is unlawful.


NEITHER THE SECURITIES AND EXCHANGE COMMISSION, NOR ANY STATE SECURITIES COMMISSION, HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               TABLE OF CONTENTS


                                                              PAGE
                                                               NO.
                                                              -----
CHAPTER I -- OVERVIEW
QUESTIONS AND ANSWERS FOR STOCKHOLDERS......................    I-1
SUMMARY.....................................................    I-5
  Information About the Companies...........................    I-5
  Contribution of Assets by Liberty.........................    I-6
  The Merger and Related Transactions.......................    I-6
  New United Ownership of United............................    I-7
  Description of the New United Stock.......................    I-8
  The Special Meeting of Stockholders.......................    I-8
  Appraisal Rights..........................................    I-9
  United's Reasons for the Merger and Related Transactions;
     Recommendation of the United Board of Directors........    I-9
  Fairness Opinion of United's Financial Advisor............    I-9
  Dividends.................................................    I-9
  Certain Federal Income Tax Consequences...................    I-9
  Summary Selected Historical and Pro Forma Financial
     Data...................................................   I-10
  Amendment of Stock Option Plans...........................   I-12
RISK FACTORS................................................   I-14
CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS...   I-17
CHAPTER II -- PROPOSAL 1: THE MERGER TRANSACTION
BACKGROUND AND OVERVIEW OF THE TRANSACTION..................   II-1
  Background of the Transaction.............................   II-1
  Reasons for the Merger....................................   II-4
  Opinion of United's Financial Advisor.....................   II-5
  Accounting Treatment......................................   II-7
  Exchange of Shares........................................   II-7
  Rights of Dissenting United Stockholders..................   II-8
THE MERGER AGREEMENT AND RELATED AGREEMENTS.................  II-12
  The Merger Agreement......................................  II-12
  Loan Transactions.........................................  II-17
  Ownership of New United After Closing of the
     Transaction............................................  II-17
  Founders Agreement for New United.........................  II-18
  Certain Other Rights of Holders of Class C Common Stock...  II-19
  Stockholders Agreement....................................  II-19
  Standstill Agreement......................................  II-22
  Stockholder and Standstill Agreements if Merger Agreement
     is Terminated..........................................  II-24
  New United Covenant Agreement.............................  II-24
  Registration Rights Agreements............................  II-25
  Founders Agreement for United.............................  II-25
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES.......  II-26
CHAPTER III -- THE MEETING AND VOTING
  Time and Place; Purpose...................................  III-1
  Voting Rights; Record Date................................  III-1
  Proxies...................................................  III-1
  Voting Arrangements.......................................  III-2
  Appraisal Rights..........................................  III-2

                                                              PAGE
                                                               NO.
                                                              -----
  Interest of Certain Persons in Matters to be Acted Upon...  III-3
  Security Ownership of Certain Beneficial Owners and
     Management of United...................................  III-3
CHAPTER IV -- INFORMATION ABOUT NEW UNITED
NEW UNITED'S BUSINESS.......................................   IV-1
  Operating Data and Financial Information..................   IV-1
  Overview of United's Business.............................   IV-3
  United's European Operations..............................   IV-4
  UPC Media.................................................   IV-8
  Priority Telecom Overview.................................  IV-10
  United's Latin American Operations........................  IV-11
  United's Asia/Pacific Operations..........................  IV-12
  Competition...............................................  IV-13
  Employees.................................................  IV-14
  Regulation................................................  IV-14
  Litigation................................................  IV-19
SELECTED FINANCIAL DATA.....................................  IV-21
UNAUDITED PRO FORMA FINANCIAL INFORMATION OF NEW UNITED.....  IV-23
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
  AND RESULTS OF OPERATIONS OF UNITED.......................  IV-31
  Introduction..............................................  IV-31
  Services..................................................  IV-31
  Pricing...................................................  IV-31
  Costs of Operations.......................................  IV-32
  Results of Operations.....................................  IV-32
  Liquidity and Capital Resources...........................  IV-47
  Selected Quarterly Financial Data.........................  IV-53
UNITED QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET
  RISK......................................................  IV-54
  Investment Portfolio......................................  IV-54
  Equity Prices.............................................  IV-54
  Impact of Foreign Currency Rate Changes...................  IV-55
  Interest Rate Sensitivity.................................  IV-58
  Other Financial Instruments...............................  IV-59
  Inflation and Foreign Investment Risk.....................  IV-59
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
  MANAGEMENT OF NEW UNITED..................................  IV-60
MANAGEMENT..................................................  IV-60
  Our Directors.............................................  IV-60
  New United Directors......................................  IV-60
  New United Board Committees...............................  IV-62
  Executive Officers........................................  IV-63
  Senior Management.........................................  IV-63
UNITED EXECUTIVE COMPENSATION...............................  IV-64
  United Executive Officer Agreements.......................  IV-69
  United Stock Option Plans.................................  IV-69
  Compensation of United's Directors........................  IV-71
  United Compensation Committee Interlocks and Insider
     Participation..........................................  IV-72
  Limitation of Liability and Indemnification...............  IV-72

                                                              PAGE
                                                               NO.
                                                              -----
CERTAIN TRANSACTIONS........................................  IV-73
  Transactions with Liberty.................................  IV-73
  Stockholder Arrangements..................................  IV-73
  Riordan Transactions......................................  IV-73
  M. Schneider Transactions.................................  IV-74
  Fries Transactions........................................  IV-74
  MLS Family Partnership Transactions.......................  IV-74
  G. Schneider Transaction..................................  IV-75
  Wildes Transaction........................................  IV-75
DESCRIPTION OF NEW UNITED CAPITAL STOCK.....................  IV-75
  Common Stock..............................................  IV-76
  Preferred Stock...........................................  IV-77
  Market Listings...........................................  IV-77
  Certificate of Incorporation and Bylaws...................  IV-77
  Delaware General Corporation Law, Section 203.............  IV-78
COMPARATIVE PER SHARE MARKET INFORMATION....................  IV-78
COMPARISON OF STOCKHOLDERS' RIGHTS..........................  IV-79
CHAPTER V -- AMENDMENT OF STOCK OPTION PLANS................    V-1
  Proposal 2: Amendment of the 1993 Stock Option Plan.......    V-1
  Proposal 3: Amendment of the 1998 Stock Option Plan for
     Non-Employee Directors.................................    V-4
CHAPTER VI -- CERTAIN LEGAL INFORMATION.....................   VI-1
  Legal Matters.............................................   VI-1
  Experts...................................................   VI-1
CHAPTER VII -- WHERE YOU CAN FIND MORE INFORMATION..........  VII-1
INDEX TO FINANCIAL STATEMENTS AND FINANCIAL STATEMENT
  SCHEDULES.................................................    F-1
APPENDICES
  Appendix A Merger Agreement
  Appendix B Opinion of Morgan Stanley & Co. Incorporated
  Appendix C Form of Certificate of Incorporation of New
     United
  Appendix D Delaware General Corporation Law Section 262

                             CHAPTER I -- OVERVIEW

                     QUESTIONS AND ANSWERS FOR STOCKHOLDERS


When we use the term "merger agreement," we refer to the Agreement and Plan of Restructuring and Merger, dated December 3, 2001, among us (UnitedGlobalCom, Inc., the company in which you currently hold stock), New United, Liberty, LMINT, Liberty Global, Merger Subsidiary and the Founders, as amended on
December   , 2001 and, as the context requires, the United/New United Agreement and Plan of Merger, dated as of December 3, 2001, among us, New United and
Merger Subsidiary, as amended on December   , 2001. When we use the term
"transaction," we refer to the merger agreement and the transactions contemplated by the merger agreement.


Q.   WHAT ARE THE BENEFITS OF THE TRANSACTION? (PAGES   THROUGH   )


A. We believe that the transaction will strategically position us for growth. We believe that Liberty is one of the world's most successful media and communications companies, and the merger and related transactions will strengthen our relationship with Liberty. Because of the structure of the transaction and the terms of the stockholders agreement and standstill agreement described in this proxy statement/ prospectus, the transaction will not place control of New United in the hands of Liberty while the structure and those agreements are effective. The transaction also offers our current common and preferred stockholders the opportunity to continue to participate in our growth following the transaction. For more information regarding the expected benefits of the transaction, see "The Merger Transaction -- Background and Overview of the Transaction, Reasons
     for the Merger" beginning on page   .



Q.   WHAT ASSETS IS LIBERTY CONTRIBUTING TO NEW UNITED? (PAGES     THROUGH   )



A.   Liberty is contributing to New United:



     - notes issued by Belmarken Holding B.V., or "Belmarken," and United Pan-Europe Communications N.V., or "UPC," two of our Dutch subsidiaries, having an approximate accreted value of $891.7 million as of January 30, 2002, or the "Belmarken notes,"



     - $200.0 million in cash, or the "Liberty cash contribution," and



     - approximately $1,435.3 million and E263.1 million face amount of senior notes and senior discount notes issued by UPC, which are all of the UPC senior notes and senior discount notes that Liberty holds, or the "Liberty UPC bonds,"



     which we collectively refer to as the "Liberty Contribution Assets."



     In addition to the contribution of the Liberty Contribution Assets, Liberty will also repay approximately $304.6 million dollars of debt (including accrued interest through January 30, 2002)that Liberty owes to us by delivery of new debt securities of Liberty or, at Liberty's election, cash, or a combination of such debt securities and cash.


Q.   HOW WILL THE TRANSACTION BE STRUCTURED? (PAGES   THROUGH   )


A. Shares received for Liberty's and Founders' exchange of United shares. In connection with the capitalization of New United, Liberty and its affiliates will exchange all of the shares of our Class B common stock and some of our Class A common stock owned by them for a number of shares of Class C common stock of New United equal to the number of shares of Class B common stock and Class A common stock exchanged. The Founders will exchange the shares of our Class B common stock owned by them for an equal number of shares of New United's Class B common stock.



     Conversion of shares upon merger. Pursuant to the merger, each share of our common stock outstanding at the time of the merger, other than shares held by New United, will be converted into one share of New United's Class A common stock. Shares of our preferred stock, other than our Series E preferred stock, will be converted into shares of New United Class A common stock issuable as if the preferred stock had been converted into shares of our common stock immediately prior to the merger. Our Series E preferred stock will be converted in the merger as described below under "New United's ownership of United after the merger."

     Shares received for Liberty contribution. In exchange for Liberty's contribution of the Belmarken notes, the Liberty cash contribution and the Liberty UPC bonds, New United will issue approximately 281.4 million shares, subject to certain adjustments, of Class C common stock to Liberty.



     Liberty's interest in New United. Following the merger and the contribution by Liberty and its affiliates of the Liberty Contribution Assets to New United, the shares of New United Class C common stock and Class A common stock to be held by Liberty and its affiliates will represent an approximate 72.3% economic interest in New United and approximately 94.1% of the aggregate voting power of all New United common stock on all matters other than the election of directors. As the holder of the Class C common stock, Liberty will have the right to elect four out of 12 members of the New United board of directors. Liberty will be bound by a standstill agreement with New United and a stockholders agreement with New United and the Founders.



     New United's ownership of United after the merger. To avoid a "change of control" under the terms of our indenture, one or more of the Principals (as defined in our indenture to be certain Founders and certain related parties) will, prior to the merger, purchase 1,500 shares of United Series E preferred stock for cash. The purchase price for the Series E preferred stock will be based on the average market price of United Class A common stock, with a ceiling price for these purposes of $5.00 per share, and the number of shares of United Class A common stock and Class B common stock issued and outstanding immediately before closing of the merger. In the merger, these shares of United Series E preferred stock will be converted into 1,500,000 shares of post-merger United Class A common stock entitled to elect one half of the directors of United following the merger. Following the merger, New United will own an approximate 99.5% common equity interest in United through a combination of shares of United's stock entitled to elect one half of United's directors and United Class C common stock that cannot vote in the election of directors.


Q.   WHAT WILL I RECEIVE IN THE TRANSACTION? (PAGES   THROUGH   )

A. You will receive one share of New United Class A common stock for each share of United Class A common stock or Class B common stock you currently hold. For example, if you own 500 shares of United Class A common stock and 500 shares of United Class B common stock, you will receive 1,000 shares of New United Class A common stock.


     Holders of United preferred stock, other than holders of Series E preferred stock, will receive a number of shares of New United Class A common stock equal to the number of shares of United Class A common stock they would have received had they converted the preferred stock immediately prior to the merger. For example, if you own shares of United Series C preferred stock that, immediately prior to the merger, are convertible into 500 shares of United Class A common stock, you will receive 500 shares of New United Class A common stock.



Q.   WHAT VOTE IS REQUIRED TO APPROVE AND ADOPT THE MERGER AGREEMENT AND
     THE AMENDMENTS TO THE STOCK OPTION PLANS? (PAGES   THROUGH   )



A. A favorable vote by the holders of at least a majority of the combined voting power of the outstanding, as of the record date, shares of United Class A common stock and Class B common stock, voting together as a single class, is required to approve and adopt the merger agreement. A favorable vote by the holders of at least a majority of the voting power of United Class A common stock and Class B common stock represented at the special meeting in person or by proxy is required to approve the amendments to the 1993 Stock Option Plan and the 1998 Stock Option Plan. As of the record date, the holders of outstanding shares of Class B common stock and Class A
     common stock having   % of the total vote have agreed to vote in favor of
     the proposals to approve and adopt the merger agreement and the proposals to approve the amendments to the 1993 Stock Option Plan and the 1998 Stock Option Plan. You are entitled to cast one vote per share of United Class A common stock and ten votes per share of United Class B common stock held as
     of the close of business on             , 2001, the record date.


Q.   ARE THERE RISKS I SHOULD CONSIDER IN DECIDING WHETHER TO VOTE FOR THE
     MERGER? (PAGES   THROUGH   )


A. Yes. In evaluating the merger and related transactions, you should carefully consider the factors discussed in "Overview -- Risk Factors" beginning on page I- .

Q.   WHEN DO YOU EXPECT THE TRANSACTION TO BE COMPLETED? (PAGES THROUGH   )



A. The parties are working toward completing the transaction as quickly as possible. New United and United hope to complete the transaction during the first quarter of 2002. However, if conditions to the transaction are not satisfied, the transaction may be completed later. See "The Merger Transaction -- The Merger Agreement and Related Agreements, The Merger Agreement."



Q.   WILL I RECOGNIZE TAXABLE GAIN OR LOSS AS A RESULT OF THE TRANSACTION?
     (PAGES   THROUGH   )



A. It is expected that if the merger is completed and you are not a dissenter, you will not recognize gain or loss for United States federal income tax purposes as a result of the transaction except to the extent you receive cash in lieu of fractional shares. However, you are urged to consult your own tax advisor to determine the tax consequences particular to your situation.



Q.   WHAT IS THE PURPOSE OF THE AMENDMENTS TO THE 1993 STOCK OPTION PLAN
     AND THE 1998 STOCK OPTION PLAN FOR NON-EMPLOYEE DIRECTORS? (PAGES THROUGH )



A. The 1993 Stock Option Plan is intended to provide selected employees with added incentive to continue in our long-term service and to create in such persons a direct interest in our future success. The plan is also designed to provide a financial incentive that will help us attract, retain and motivate the most qualified employees and consultants. The 1998 Stock Option Plan for directors who are not also employees of United is intended to encourage non-employee directors of United to continue as directors and to invest in the capital stock of United, thereby increasing their personal interests in our continued success and progress.



     The board of directors believes that it is in the best interest of United to increase the number of shares available for option grants under the 1993 Stock Option Plan and the 1998 Stock Option Plan for Non-Employee Directors, and to permit the issuance of up to 3,000,000 shares of Class B common stock in lieu of Class A common stock in the case of certain option grants. The increase and the added flexibility will allow us and, following the merger, New United, to grant options that are appropriately structured for particular employees and directors, to attract and retain new employees and directors, and to further compensate, where appropriate, employees and directors who have been previously awarded options under these plans.



Q. WHY IS IT APPROPRIATE TO AMEND THE 1993 STOCK OPTION PLAN TO PROVIDE FOR THE ISSUANCE OF CLASS B COMMON STOCK AS WELL AS CLASS A COMMON STOCK UPON THE EXERCISE OF OPTIONS?



A. The board of directors believes that the current market for skilled employees requires flexibility in the design of compensation arrangements, and that the issuance of Class B common stock is consistent with the purpose of the plan -- to provide added incentive to selected employees to continue in our long-term service, and to attract, retain and motivate the most qualified employees and consultants.



Q. WILL THE 1993 STOCK OPTION PLAN AND THE 1998 STOCK OPTION PLAN FOR NON-EMPLOYEE DIRECTORS BE OFFERED BY NEW UNITED FOLLOWING THE MERGER? (PAGES
     THROUGH   )



A. Yes. Upon completion of the merger, United's obligations under these plans will be assumed by New United, and options for United common stock will be replaced with substitute options for New United common stock. Each New United stock option will have the same terms and conditions, exercise price, vesting and restrictions as the United stock option it replaces.


Q.   WHAT DO I NEED TO DO NOW? (PAGES   THROUGH   )


A. After you read and consider carefully the information contained in this proxy statement/prospectus, please cast your vote on the merger agreement by completing, signing and dating your proxy card. You should return your completed proxy card as soon as possible in the enclosed postage-paid envelope. If you return your signed proxy card but do not include instructions on how to vote, your shares will be voted FOR approval and adoption of the merger agreement and for approval of the amendments to the 1993

     Stock Option Plan and the 1998 Stock Option Plan. You can also attend the special meeting and vote in person.



     If you abstain from voting or do not vote, it will have the effect of voting against approval and adoption of the merger agreement.



     The disinterested directors on our board of directors unanimously recommend that you vote FOR approval and adoption of the merger agreement. The board of directors also unanimously recommends that you vote FOR approval of the amendments to the 1993 Stock Option Plan and the 1998 Stock Option Plan.


Q.   IF MY UNITED SHARES ARE HELD IN "STREET NAME" BY MY BROKER, WILL MY
     BROKER VOTE MY SHARES FOR ME? (PAGES   THROUGH   )

A. Your broker will vote your shares only if you provide your broker with instructions on how to vote. You should instruct your broker to vote your shares by following the directions provided to you by your broker or in the materials forwarded. Without instructions, your shares will not be voted. A failure to vote for the merger agreement is equivalent to a vote against the merger agreement.

Q.   WHAT DO I DO IF I WANT TO CHANGE MY VOTE? (PAGES   THROUGH   )

A. If you want to change your vote after you have mailed your proxy card, send a later-dated, signed proxy card before the stockholders' meeting to our secretary, or attend the special meeting and vote in person. You may also revoke your proxy by sending written notice to our secretary before the meeting. If you have instructed a broker to vote your shares, you must follow instructions from your broker to change your vote.

Q.   SHOULD I SEND IN MY UNITED STOCK CERTIFICATES NOW? (PAGES       THROUGH   )


A. No. After the transaction is completed, certificates representing shares of United Class A common stock will represent shares of New United Class A common stock. You will receive written instructions for exchanging your United Class B stock certificates for New United Class A common stock certificates, and depositary receipts evidencing shares of your United preferred stock for New United Class A common stock certificates. DO NOT SEND IN YOUR STOCK CERTIFICATES WITH YOUR PROXY CARD.


Q.   AM I ENTITLED TO DISSENTERS' OR APPRAISAL RIGHTS? (PAGES   THROUGH   )


A. Holders of our Class A common stock will not be entitled to appraisal rights. Holders of United Class B common, Series B preferred, Series C preferred and Series D preferred stock will be entitled, under Delaware law, to dissent from the transaction and receive cash equal to the fair value of their United stock instead of receiving shares of New United Class A common stock.



     You may obtain more information regarding your dissenters' or appraisal rights discussed in "The Merger Transaction -- Background and Overview of the Merger, Rights of Dissenting United Stockholders" on page and "The
     Meeting and Voting -- Appraisal Rights" beginning on page   .


Q.   WHOM SHOULD I CALL WITH QUESTIONS? (PAGES   THROUGH   )

A. If you have any questions about the transaction or if you need additional copies of the proxy statement/ prospectus, you should contact:

                             UNITEDGLOBALCOM, INC.
                      4643 South Ulster Street, Suite 1300
                             Denver, Colorado 80237
                      Attn: Investor Relations Department
                                 (303) 770-4001


You may also obtain additional information about United from documents filed with the SEC, by following the instructions in the section entitled "Where You Can Find More Information" beginning on page VII-1.

                                    SUMMARY


This summary highlights selected information from this proxy statement/prospectus and does not contain all of the information that may be important to you. To fully understand the merger and related transactions that we propose to complete and for a more complete description of the legal terms of the merger and related transactions, you should read carefully this entire document and the other documents to which you have been referred. In particular, please read the merger agreement attached as Appendix A, which is incorporated by reference into this proxy statement/prospectus. Please also read "Additional Information for Stockholders -- Where You Can Find More Information." We have included page references parenthetically to direct you to a more complete description of the topics presented in this summary.



When we use the phrase "we," "us," "our" or similar terms, we refer to UnitedGlobalCom, Inc., the company in which you currently own stock. When we refer to information as "aggregate," we mean that the information is given in respect of all systems in which we hold any equity interest as though we wholly own them. All references to "dollars" and "$" are to United States dollars. For your convenience, we have converted some amounts in non-dollar currencies to United States dollars. All references to "euros" and "E" are to European euros. These foreign currency translations for amounts prior to December 31, 2000 use the same exchange rates as used in our December 31, 2000 financial statements, except where stated otherwise. For amounts after December 31, 2000, we have used September, 2001 exchange rates, except where stated otherwise. These translated amounts may not currently equal such dollar amounts nor may they necessarily be converted into dollars at the translation exchange rates used.



INFORMATION ABOUT THE COMPANIES (Pages   through   )


     UNITEDGLOBALCOM, INC.
     4643 South Ulster Street, Suite 1300
     Denver, Colorado 80237
     (303) 770-4001


We are the largest broadband communications provider outside the United States. We provide video distribution services in 26 countries worldwide and telephone and Internet access services in a growing number of our international markets. Our operations are grouped into three major geographic regions: Europe, Latin America and Asia/Pacific. Our European operations are held through our 53.1% owned, publicly traded subsidiary, United Pan-Europe Communications N.V. UPC is the largest Pan-European broadband communications company. UPC provides video, telephone and Internet access services in 17 countries in Europe and Israel. Our primary Latin America operation is our 100% owned Chilean operation, VTR GlobalCom S.A. VTR is Chile's largest multi-channel television provider and a growing provider of telephone services. Our Asia/Pacific operations are primarily held through our 55.8% owned, publicly traded affiliate, Austar United Communications Limited. Austar United owns the largest provider of video services in regional Australia, various Australian programming interests and a 50.0% interest in the only full-service provider of broadband communications in New Zealand.



Our operating companies consist primarily of highly penetrated, mature broadband systems that generate stable cash flow. We also operate a number of earlier stage broadband businesses. Our primary goal in the majority of these markets is to capitalize on the opportunity to increase revenues and cash flows through the introduction of new and expanded video services and the delivery of telephone and Internet access services over our broadband communications networks. Today, we are a full-service provider of these video, voice and Internet access services in most of our Western European markets and in Chile and New Zealand.



For more information, see "Where You Can Find More Information," beginning on page VII-1.

     NEW UNITEDGLOBALCOM, INC.


     4643 South Ulster Street, Suite 1300


     Denver, Colorado 80237


     (303) 770-4001



New UnitedGlobalCom, Inc., which we refer to as "New United," is a Delaware corporation formed on February 5, 2001 in connection with the proposed transactions.



CONTRIBUTION OF ASSETS BY LIBERTY (Pages   through   )



Liberty owns interests in a broad range of video programming, communications and Internet businesses in the United States, Europe, South America and Asia with some of the most recognized and respected brands. In connection with the merger Liberty will contribute the following assets to New United:



- notes issued by Belmarken and UPC having an approximate accreted value of approximately $891.7 million as of January 30, 2002, which notes are exchangeable into ordinary shares of UPC at $6.85 per share, as adjusted, pursuant to the terms of the related loan agreements;



- $200.0 million in cash; and



- approximately $1,435.3 million and E263.1 million face amount of senior notes and senior discount notes issued by UPC, which we refer to as the "Liberty UPC bonds."



We refer to these assets collectively as the "Liberty Contribution Assets." Liberty will also repay approximately $304.6 million dollars of debt (including accrued interest of approximately $17.0 million as of January 30, 2002) that Liberty owes to us by delivery of new Liberty debt securities or, at Liberty's election, a cash payment, or a combination of debt securities and cash.



THE MERGER AND RELATED TRANSACTIONS



Before the merger, Liberty and its affiliates will contribute all of their United Class B common stock and a portion of their United Class A common stock to New United in exchange for the issuance of an equal number of shares of New United Class C common stock. New United will then convert these shares of United Class B common stock into an equal number of shares of United Class A common stock. Also before the merger, the Founders will contribute their United Class B common stock to New United in exchange for the issuance of an equal number of shares of New United Class B common stock. Prior to this contribution, the Founders will convert an adequate number of shares of United Class B common stock into shares of United Class A common stock to insure that New United does not acquire 50.0% or more of the voting power of United before the merger. The Founders will receive one share of New United Class B common stock for each share of United Class B common stock that is so converted.



Merger Subsidiary will be merged into us, and the outstanding shares of our Class A common stock and Class B common stock (including our shares still held by Liberty and its affiliates, but not including shares held by New United) will be converted into an equal number of shares of New United's Class A common stock. The outstanding shares of each series of our preferred stock, other than our Series E preferred stock, will be converted into a number of shares of New United Class A common stock equal to the number of shares of United Class A common stock into which the preferred stock would have been convertible immediately prior to the merger.



New United will issue approximately 281.4 million shares, subject to certain adjustments, of New United's Class C common stock in exchange for the Belmarken notes, the Liberty cash contribution and the Liberty UPC bonds. These shares are in addition to the shares of New United Class C common stock that Liberty will receive prior to the merger as a result of the exchange of some of the existing United Class A common stock and all of the Class B common stock that it currently holds. The shares of New United common stock to be issued to Liberty and its affiliates as a result of the merger and related transactions will represent:



- an approximate 72.3% economic interest in New United; and



- an approximate 94.1% voting interest in New United on matters subject to stockholder approval other than in the election of New United's directors.



As the holder of all of New United's outstanding shares of New United Class C common stock, Liberty will have the right to designate four out of 12 members of the New United board of directors. The New United Class C common stock can be converted into New United Class A common stock at any time or, upon the occurrence of certain events, into New United Class B common stock. If it is converted, the holder of such stock will be subject to certain voting limitations pursuant to an agreement with New United. Liberty will be bound by a standstill agreement with New United and a stockholders agreement with New United and the Founders.



NEW UNITED OWNERSHIP OF UNITED (PAGES      THROUGH      )



The transaction has been structured so that it will not result in a "change of control" under United's indenture. Prior to the merger, one or more of the Principals will purchase 1,500 shares of our Series E preferred stock. The aggregate purchase price for the Series E preferred stock will be approximately 0.5% of the product of the number of outstanding shares of United common stock outstanding on the closing date and the average market price of our Class A common stock for the ten trading days prior to closing, but not more than $5 per
share. Assuming our Class A common stock has an average market price of $   and
   shares of our Class A common stock and Class B common stock are issued and outstanding immediately before the closing, the aggregate purchase price for the
Series E preferred stock would be approximately $   . Upon the merger of Merger
Subsidiary into United, United Series E preferred stock will convert into common stock of United representing approximately 0.5% of the aggregate outstanding common stock of United and entitling the Principals to elect four of United's eight directors. New United will hold common stock of United representing approximately 99.5% of the aggregate outstanding common stock of United and entitling it to elect the other four directors. See "The Merger
Transaction -- The Merger Agreement and Related Agreements, The Merger Agreement, Our Merger with New United Subsidiary."

The following diagram illustrates the ownership structure of New United and United following the merger.



                             [United Diagram Chart]


    Elects 4 of             LIBERTY                 OTHER                  FOUNDERS           Elects 8 of 12
    12 directors           New United            SHAREHOLDERS      New United Class A and B   directors of New
   of New United         Class A and C        New United Class A       common stock and       United due to
     by holding           common stock           common stock           United Class A        effective voting
Class C common stock                                                     common stock         power over
                                                                                              combined Class A
                                                                                              and B common stock

                      94.1% voting               3.1% voting       2.8% voting
                      72.3% common equity    25.3% common equity   2.4% common equity

                                                    NEW UNITED
                                        United Class A and B common stock

                                             50.0% voting                                     50.0% voting
                                             99.5% common equity                              0.5% common equity

                                                      UNITED



DESCRIPTION OF THE NEW UNITED STOCK (Pages   through   )



New United's Class A common stock and Class B common stock have rights and preferences that are substantially identical to the rights and preferences of United's Class A common stock and Class B common stock, respectively. New United's Class C common stock has the same economic rights as New United's Class A common stock and Class B common stock. The Class C common stock has ten votes per share and votes together with the Class A common stock (one vote per share) and Class B common stock (ten votes per share), other than with respect to the election of directors. The Class A common stock and Class B common stock voting together have the right to elect eight of New United's 12 directors. The Class C common stock voting as a separate class has the right to elect the remaining four New United directors. The approval of a majority of the directors elected by the holders of the Class C common stock is required for certain significant transactions. At the option of the holder, each share of Class C common stock will be convertible into one share of Class A common stock at any time or, under certain circumstances, into one share of Class B common stock. Shares of Class C common stock will have purchase rights to prevent the dilution of their voting power by 10.0% or more of their voting power immediately following their issuance.



THE SPECIAL MEETING OF STOCKHOLDERS (Pages   through   )



The United special meeting will be held at           , Denver, Colorado, on
          , 2002, at 10:00 a.m., local time. At the meeting, you will be asked to approve and adopt the merger agreement. Holders of at least a majority of the combined voting power of the outstanding shares of United Class A common stock and Class B common stock, voting as a single class, as of the record date, must approve and adopt the merger agreement in order for the merger to be approved and adopted. Holders of shares of Class A common stock and Class B common stock
representing   % of the outstanding votes as of the record date have indicated
they will vote to approve and adopt the merger agreement. At the meeting you will also be asked to approve amendments to our stock option plans. See "Overview -- Summary, Amendment of Stock Option Plans."

APPRAISAL RIGHTS (Pages   through   )


Holders of United Class B common stock, Series B preferred stock, Series C preferred stock and Series D preferred stock are entitled under Delaware law to appraisal rights and to receive payment in cash for the fair value of their shares.


UNITED'S REASONS FOR THE MERGER AND RELATED TRANSACTIONS; RECOMMENDATION OF THE
UNITED BOARD OF DIRECTORS (Pages   through   )

We are pursuing the merger and related transactions with New United and Liberty and its certain affiliates for the following reasons:


- We believe that the merger and related transactions will strategically position us for growth.



- We believe that Liberty is one of the world's most successful media and communications companies, and the merger and related transactions will strengthen our relationship with Liberty.



- Because of the structure of the transaction and the terms of the stockholders agreement and standstill agreement described in this proxy statement/prospectus, the transaction will not place control of New United in the hands of Liberty while that structure and those agreements are effective; and



- The transaction also offers our current common and preferred stockholders the opportunity to continue to participate in our growth following the transaction.



Our board of directors concluded that the terms of the transactions contemplated by the merger agreement are in the best interest of United and our stockholders after considering the potential benefits and negative effects of the merger described in "The Merger Transaction -- Background and Overview of the Transaction, Reasons for the Merger." The disinterested members of our board of directors have approved the merger agreement and recommend that you vote for approval and adoption of the merger agreement.



FAIRNESS OPINION OF UNITED'S FINANCIAL ADVISOR (Pages   through   )



In connection with the merger and related transactions, United's financial advisor, Morgan Stanley & Co., Incorporated, delivered its written opinion, dated December 7, 2001, that as of such date and subject to and based on the considerations in its opinion, the exchange ratio pursuant to the merger agreement is fair from a financial point of view to the holders of shares of United Class A common stock (other than Liberty, New United, the Founders and their respective affiliates). The full text of the written opinion of Morgan Stanley, attached to this proxy statement/prospectus as Appendix B, and should be read carefully in its entirety. THE OPINION OF MORGAN STANLEY IS DIRECTED TO UNITED'S BOARD OF DIRECTORS, AND THIS OPINION DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER OF UNITED AS TO HOW TO VOTE AT THE SPECIAL MEETING.



DIVIDENDS (Pages   through   )


Neither we nor New United has ever paid dividends on common stock. New United intends to retain all earnings for continued development and growth, and has no plans to pay dividends in the future.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES (Pages   through   )


At the closing of the merger, we will receive a tax opinion from our tax advisors that the transaction will qualify as tax free under Section 351 of the Internal Revenue Code of 1986, as amended, or the "Code", and that no gain or loss will be recognized by our stockholders upon receipt of New United stock in exchange for their United stock. This matter is not free from doubt. The tax opinion will be subject to a number of assumptions and conditions, including the accuracy of certain representations made by New United.

New United will not consolidate the financial results of United for U.S. income tax purposes. See "The Merger Transaction -- Background and Overview of the Transaction, Certain United States Federal Income Tax Consequences."


SUMMARY SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA (Pages   through   )


How We Prepared the Financial Information. We are providing the following information to aid you in your analysis of the financial aspects of the merger and related transactions. We derived this information from our consolidated financial statements. New United has no historical operations. The information is only a summary and you should read it together with our historical financial statements and related notes contained in the underlying reports included in this proxy statement/prospectus. See "Additional Information for Stockholders."



Accounting Treatment. New United will become our parent company and holders of our common stock will receive stock of New United. Our merger with Merger Subsidiary will be accounted for by New United as a reorganization of entities under common control at historical cost similar to a pooling of interests. New United expects to consolidate the financial position and results of operations of United upon closing of the transaction. Based on the relationship between United, New United and New United's shareholders, we believe, under US generally accepted accounting principles, or "GAAP," that the consolidation of United into New United properly reflects the substance of the parent-subsidiary relationship, notwithstanding the lack of technical majority voting control over United by New United. Although we believe consolidation is appropriate under the circumstances, the SEC could disagree, resulting in New United accounting for its investment in United under the equity method of accounting. We intend to discuss and resolve this issue with the SEC prior to the effective date of this proxy statement/registration statement. We have presented unaudited pro forma condensed consolidated statements of operations that reflect the merger and contribution transaction to give you a better understanding of what our businesses might have looked like had they been consolidated since January 1, 2000. The unaudited pro forma condensed consolidated balance sheet shows what New United may have looked like if we had completed the transaction as of September 30, 2001. You should not rely on the unaudited selected pro forma condensed consolidated financial information as being indicative of the historical results that we would have had or the future results that New United will experience after the transaction. See "Information About New
United -- Unaudited Pro Forma Financial Information of New United" for a discussion regarding the accounting and financial reporting treatment of the transaction.



Merger-Related Expenses. We estimate that fees and expenses related to the transaction, consisting primarily of SEC filing fees, fees and expenses of investment bankers, attorneys and accountants, and financial printing and other related charges, will be approximately $25.0 million.


SUMMARY SELECTED HISTORICAL FINANCIAL DATA OF UNITED


In the table below, we provide you with our summary selected historical consolidated financial data. We prepared this information using our consolidated financial statements as of the dates indicated and for each of the fiscal years in the five-year period ended December 31, 2000, and for the nine month periods ended September 30, 2001 and 2000. We derived our consolidated statement of operations and balance sheet data below for the fiscal periods ended December 31, 2000, 1999 and 1998, February 28, 1998 and 1997 from our audited financial statements. The unaudited financial data as of September 30, 2001 and for the nine month periods ended September 30, 2001 and 2000 contain only normal recurring accruals, that in the opinion of management, are necessary for a fair presentation of our results for these periods. The interim results of operations are not necessarily indicative of results that may be expected for a full year.

The unaudited financial data presented below are not necessarily comparable from period to period as a result of several transactions, including acquisitions and dispositions of consolidated and equity investees. For this and other reasons, you should read it together with the historical financial statements and related notes beginning on page F-1 and the discussion under "Information About New United -- Management's Discussion and Analysis of Financial Condition and Results of Operations of United."



                              NINE MONTHS ENDED                YEAR ENDED             TEN MONTHS           YEAR ENDED
                                SEPTEMBER 30,                 DECEMBER 31,              ENDED             FEBRUARY 28,
                         ---------------------------   ---------------------------   DECEMBER 31,   -------------------------
                             2001           2000           2000           1999           1998          1998          1997
                         -------------   -----------   -------------   -----------   ------------   -----------   -----------
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
Statement of Operations
 Data:
 Revenue...............   $ 1,185,860     $ 901,048     $ 1,251,034     $ 720,762     $ 254,466      $  98,622     $  31,555
 Operating loss........   $(1,302,875)    $(802,263)    $(1,140,803)    $(775,625)    $(327,383)     $(150,021)    $ (87,677)
 Net (loss) income.....   $(2,098,782)    $(884,841)    $(1,220,890)    $ 636,318     $(545,532)     $(342,532)    $(138,825)
 Basic net (loss)
   income per share....   $    (21.66)    $   (9.63)    $    (13.24)    $    7.53     $   (7.43)     $   (4.46)    $   (1.79)
 Diluted net (loss)
   income per share....   $    (21.66)    $   (9.63)    $    (13.24)    $    6.67     $   (7.43)     $   (4.46)    $   (1.79)



                                                        DECEMBER 31,                         FEBRUARY 28,
                         SEPTEMBER 30,   -------------------------------------------   -------------------------
                             2001            2000            1999           1998           1998          1997
                         -------------   -------------   ------------   ------------   ------------   ----------
                                                               (IN THOUSANDS)
Balance Sheet Data:
  Current assets.......   $ 2,263,483     $ 3,080,200     $2,986,266     $  188,527     $  410,999     $169,677
  Total assets.........   $11,410,375     $13,003,773     $9,002,853     $1,542,095     $1,679,835     $819,936
  Senior notes and
    other long-term
    debt, including
    current portion....   $10,902,406     $ 9,738,849     $6,041,635     $2,001,953     $1,866,096     $680,360
  Stockholders'
    (deficit) equity...   $(2,294,598)    $   (74,218)    $1,114,306     $ (983,665)    $ (392,280)    $ 15,096



UNAUDITED SUMMARY SELECTED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL
INFORMATION



In the table below, we provide you with unaudited summary selected pro forma condensed consolidated financial information for New United as if the transaction had been completed on January 1, 2000, for purposes of the statements of operations, and as if it had been completed on September 30, 2001, for balance sheet purposes. This unaudited summary selected pro forma condensed consolidated financial information is derived from our historical financial statements and based upon certain assumptions and adjustments. You should not rely on the unaudited summary selected pro forma condensed consolidated financial information as being indicative of the historical results that we would have had or the future results that we will experience after the merger. Assuming completion of the merger, the actual financial position and results of operations will differ, perhaps significantly, from the pro forma amounts reflected herein because of a variety of factors, including access to additional information and changes in value not currently identified between the dates of the pro forma financial data and the date on which the merger takes place. We have included detailed unaudited pro forma financial statements and related notes that provide further information on the transaction and related assumptions and adjustments. See "Information About New
United -- Unaudited Pro Forma Financial Information of New United."


                                                          NINE MONTHS
                                                             ENDED             YEAR ENDED
                                                       SEPTEMBER 30, 2001   DECEMBER 31, 2000
                                                       ------------------   -----------------
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT
  OF OPERATIONS DATA:
  Revenue............................................     $ 1,185,860          $ 1,251,034
  Operating loss.....................................     $(1,302,875)         $(1,140,803)
  Net loss from continuing operations................     $(1,990,725)         $(1,035,307)
  Basic and diluted net loss from continuing
     operations per New United common share..........     $     (5.80)         $     (3.50)



                                                               SEPTEMBER 30, 2001
                                                               ------------------
                                                                 (IN THOUSANDS)
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
  DATA:
  Current assets............................................      $ 1,917,419
  Total assets..............................................      $11,325,915
  Senior notes and other long-term debt, including current
     portion................................................      $ 8,342,529
  Total liabilities.........................................      $ 9,558,213
  Stockholders' (deficit) equity............................      $   207,729



AMENDMENT OF STOCK OPTION PLANS (Pages   through   )



Amendment of the 1993 Stock Option Plan.



Our board of directors is recommending that you approve an amendment to our 1993 Stock Option Plan to:



- increase the number of shares of our common stock reserved for issuance by an aggregate of 30,000,000 shares from 9,200,000 shares to 39,200,000 shares;



- increase the maximum number of shares subject to options that may be granted to any one participant in any calendar year from 500,000 shares to an aggregate of 5,000,000 shares; and



- permit the grant of options to acquire, or permit the amendment of outstanding options granted after December 3, 2001 to provide for the issuance of, up to an aggregate of 3,000,000 shares of our Class B common stock.



Upon completion of the merger, United's obligations under the 1993 Stock Option Plan will be assumed by New United, and stock options for United common stock will be replaced with substitute stock options for New United common stock. Each New United stock option will have the same terms and conditions, exercise price, vesting and restrictions as the United stock option it replaces. Our board of directors believes that this increase will allow us and, following the merger, New United, to grant options to attract and retain new employees who have not received grants of options, and to further compensate, where appropriate, employees who have been previously awarded options. We sometimes refer to this proposal to amend the 1993 Stock Option Plan as the "1993 Stock Option Plan amendment proposal."



Amendment of the 1998 Stock Option Plan for Non-Employee Directors.



Our board of directors is also recommending that you approve an amendment to our 1998 Stock Option Plan for Non-Employee Directors to increase the number of shares of Class A common stock reserved for issuance under this plan by an aggregate of 2,000,000 shares from 1,000,000 shares of Class A common stock to 3,000,000 shares of Class A common stock. Upon completion of the merger, New United will assume United's obligations under the 1998 Stock Option Plan for Non-Employee Directors, and stock options for United common stock will be replaced with substitute stock options for New United common stock. Each New United stock option will have the same terms and conditions, exercise price, vesting and restrictions as the United stock option it replaces. Our board of directors believes that this increase will allow United and, following the merger, New United, to grant options to encourage directors who are not also employees to continue as directors and to invest in the capital stock of United and, following the merger, New United, thereby increasing their personal interests in our continued success and progress. We sometimes refer to this proposal to amend the 1998 Stock Option Plan for Non-Employee Directors as the "1998 Stock Option Plan amendment proposal."

                                  RISK FACTORS


Stockholders voting for the merger will be choosing to invest in New United stock. An investment in the New United stock is subject to a number of risks. You should consider carefully the following risk factors, as well as the more detailed descriptions cross-referenced to the body of this proxy statement/prospectus, all of the other information in this proxy statement/prospectus and the information in the documents incorporated by reference. IN ADDITION TO THE RISKS DESCRIBED BELOW, NEW UNITED WILL BE SUBJECT TO THE RISKS TO WHICH WE ARE, AND HAVE BEEN, EXPOSED. PLEASE READ "ADDITIONAL INFORMATION FOR STOCKHOLDERS -- WHERE YOU CAN FIND MORE INFORMATION."


                  RISKS RELATING TO THE MERGER WITH NEW UNITED


NEW UNITED'S STOCK PRICE COULD BE VOLATILE FOLLOWING THE MERGER



Similar to United's stock, changes in market prices of New United's common stock may result from, among other things:



- access to insufficient capital to permit us to fund capital expenditures and meet operating expenses;


- quarter-to-quarter variations in operating results;

- operating results being less than analysts' estimates;

- changes in analysts' earnings estimates;


- new technologies, products and services or pricing policies by New United or its competitors;


- developments in existing customer or strategic relationships;

- actual or perceived changes in our business strategy;

- sales of large amounts of our common stock;

- changes in market conditions in the telecommunications industry;

- changes in prospects for telecommunications reform;

- changes in general economic conditions; and


- fluctuations in the securities markets in general.



THE MERGER MAY TRIGGER TAXES FOR US AND UPC AND MAY LIMIT OUR ABILITY TO USE NET OPERATING LOSSES IN THE FUTURE



Because of Liberty's contribution of the Belmarken notes and the Liberty UPC bonds, UPC may recognize a substantial amount of cancellation of indebtedness, or "COD," income. Depending on UPC's positive current year earnings and profits, the amount of passive income recognized by UPC, and UPC's quarterly average amount of investments in U.S. property, for the tax year in which such COD income is realized, United may recognize a deemed dividend based on its proportionate ownership in UPC as of December 31 of the calendar year that includes the transaction's closing date. United intends to take actions to minimize the amount of any such deemed dividend.



We will undergo an "ownership change" as defined in Section 382 of the Internal Revenue Code. As a result, we will be limited in our ability to use our existing net operating losses to offset future income or gains. New United and United will not file as part of a consolidated group because New United will not have the requisite ownership in United required for consolidation. As a result, New United will be precluded from using any of United's existing net operating losses to offset future income or gains at the New United level. See "Proposal 1: The Merger Transaction -- Certain United States Federal Income Tax Consequences."

               RISKS RELATING TO THE COMBINED COMPANY'S BUSINESS


OUR SUBSTANTIAL INDEBTEDNESS COULD ADVERSELY AFFECT NEW UNITED'S FINANCIAL CONDITION



We are highly leveraged. As of September 30, 2001, pro forma for the repurchase of the United senior notes due 2009 in the amount of approximately $270.1 million, we had consolidated long-term debt of approximately $10.6 billion which includes parent company debt of approximately $1.2 billion and subsidiary level debt of approximately $9.4 billion. New United's consolidated indebtedness will be reduced by approximately $2.3 billion after the transaction due to Liberty's contribution to New United of certain of our subsidiaries' indebtedness.


New United currently believes that following the merger as contemplated, cash on hand, cash flow from New United's future operations, asset sales and its borrowing capacity will be sufficient to meet New United's obligations as they become due. In certain circumstances, some of which may be beyond New United's control, it may have to repay the indebtedness prior to when it is scheduled to be repaid. New United may not be able to satisfy all of the conditions necessary for its lenders to continue to lend it money under existing credit facilities. Some of these conditions are beyond New United's control. We also cannot assure you that circumstances will not require New United to sell assets or obtain additional equity or debt financing at the New United level or those of its subsidiaries and affiliates. New United may not at such time be able to sell assets or obtain additional financing on reasonable terms or at all.

The degree to which New United will be leveraged could have important consequences to you, including, but not limited to, the following:

- a substantial portion of cash flow from operations will be required to be dedicated to debt service and will not be available for other purposes;

- New United's ability to obtain additional financing in the future could be limited;


- some of New United's borrowings could be at variable rates of interest, which could result in higher interest expense in the event of increases in interest rates; and


- New United's ability to execute its business plan, compete effectively, respond adequately to unforeseen events and take advantage of opportunities could be limited.

NEW UNITED WILL LIKELY EXPERIENCE NET LOSSES FOR THE NEXT SEVERAL YEARS


We have experienced significant operating losses every year since we started business through the year ended December 31, 2000. As of September 30, 2001, we had an accumulated deficit of approximately $4.0 billion and expect to have continued losses. We had net losses of $138.8 million, $342.5 million and $545.5 million, for the fiscal years ended February 28, 1997, and 1998 and the ten months ended December 31, 1998, respectively. We had a net loss of $872.5 million for the year ended December 31, 1999 and $1.3 billion for the year ended December 31, 2000, prior to accounting for a non-taxable gain of $1.5 billion and $0.1 million, respectively, from the issuance of subsidiary stock. We had a net loss of $2.1 billion for the nine months ended September 30, 2001. We expect that New United will incur substantial additional losses for the indefinite future. Continuing net operating losses could materially harm New United's results of operations and increase its need for additional capital in the future.


THE LOSS OF KEY PERSONNEL COULD WEAKEN NEW UNITED'S TECHNOLOGICAL AND OPERATIONAL EXPERTISE, DELAY THE INTRODUCTION OF NEW UNITED'S NEW BUSINESS LINES AND LOWER THE QUALITY OF ITS SERVICE


New United's success and growth strategy depends, in large part, on its ability to attract and retain key management, marketing and operating personnel, both at the corporate and operating company levels. New United may find it difficult to attract and retain these personnel while it is integrating our operations. Retaining a successful international management team may be particularly difficult because key employees may be required to live and work outside of their home countries and because experienced local managers are often unavailable. New United may not be able to attract and retain the qualified personnel it needs for its business.

THE COMPLEXITIES OF NEW UNITED'S OPERATING SYSTEMS, LARGE NUMBERS OF CUSTOMERS AND RAPID GROWTH COULD DISRUPT NEW UNITED'S OPERATIONS AND HARM ITS FINANCIAL CONDITION


New United may not plan for or be able to overcome all of the problems it encounters in introducing its new local telephone and Internet access services, or the problems it encounters in providing other services to such a large number of customers. New United's new services may not meet its performance expectations. This would impede its planned revenue growth and materially harm its financial condition. Problems with the existing or new systems could delay the introduction of the new services, increase their costs, or slow down successful marketing. We cannot be sure whether New United's Internet access business will be able to handle a large number of online subscribers at high data transmission speeds. As the number of subscribers goes up, New United may have to add more fiber connection points in order to maintain high speeds. This would require more capital, which New United may be unable to raise. If New United cannot offer high data transmission speeds, customer demand for its Internet access services would go down. This would harm its Internet access services business, its operating results and its financial condition. We have not yet tested the technology that New United plans to use for telephone services for the numbers of subscribers it expects. It may not function successfully at these scales. This would harm New United's telephone operations. New United plans to use back-up batteries for its cable phones for operation during power failures. These batteries may run out in prolonged power failures. This would interrupt service and could lead to customer dissatisfaction. New United may not be able to manage its growth effectively, which would harm its business, operating results and financial condition.



We are establishing customer care facilities in our markets to support the launch of telephone and other new services. New United may not be able to establish well-running customer care facilities staffed with appropriate personnel. This could harm the introduction of its new services.



SINCE THE TELECOMMUNICATIONS INDUSTRY IN WHICH NEW UNITED WILL OPERATE IS HIGHLY REGULATED, ADVERSE REGULATION OF NEW UNITED'S SERVICES AND ARRANGEMENTS WITH OTHER COMPANIES COULD DECREASE THE VALUE OF NEW UNITED'S ASSETS, LIMIT ITS GROWTH AND HARM ITS STOCK PRICE



The video, telephone and Internet access industries in which New United will operate are regulated far more extensively than some other industries. In most of our markets, regulation of video services takes the form of price controls, programming content restrictions and ownership restrictions. To operate its telephone services, New United will generally be required to obtain licenses from appropriate regulatory authorities and have to comply with interconnection requirements. The growth of New United's Internet access services may decline if more extensive laws and regulations are adopted with respect to electronic commerce.



We have begun facing increased competition regulatory review of our operations in some countries because we own interests in both video distribution and Internet access systems as well as companies that provide content for video services and Internet subscribers. For example, in Europe, local operators with whom UPC Media, one of UPC's subsidiaries, has long term content agreements are subject to exclusivity obligations that allow UPC Media to offer its content products to them to the exclusion of other competing providers. These exclusivity obligations may cause the European Union and national regulatory agencies or national courts to reduce the period of exclusivity, declare that our agreements are null and void, or impose fines or civil liability to third parties. In The Netherlands, and at the European Union level, there are also debates ongoing on the question of what rights should be afforded to third parties in terms of access to cable networks. If New United is required to offer third parties access to its distribution infrastructure, without being able to specify the terms and conditions of such access, for the delivery of Internet services, Internet service providers could potentially provide services that compete with New United's services over New United's network infrastructure. Providing third parties access to this distribution system may also diminish the value of New United's assets because New United may not realize a full return on the capital that we invested in the distribution system. See "Information About New United -- New United's Business, Regulation." Even if regulatory changes do not, in fact, harm New United's business, the mere perception that these changes will hurt New United's business may harm New United's stock price.



           CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS



We caution you that, in addition to the historical financial information included in this proxy statement/ prospectus, this proxy statement/prospectus includes certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on management's beliefs, as well as on assumptions made by and information currently available to management. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from what we or New United say or imply with such forward-looking statements. All statements other than statements of historical fact included in this proxy statement/prospectus, including, without limitation, budgeted, future, and certain other statements under "Overview -- Summary," and located in other sections of this proxy statement/ prospectus or documents incorporated by reference regarding our and New United's financial position and business strategy, may constitute forward-looking statements.


In addition, when we use the words "may," "will," "expects," "intends," "estimates," "anticipates," "believes," "plans," "seeks," or "continues" or the negative thereof or similar expressions in this proxy statement/prospectus, we intend to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, including, but not limited to, national and international economic and market conditions, competitive activities or other business conditions, and customer reception of our or New United's existing and future services. These forward-looking statements may include, among other things, statements concerning our and New United's plans, objectives and future economic prospects, expectations, beliefs, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. You should be aware that the multi-channel television, telephone and Internet/data services industries are changing rapidly, and, therefore, the forward-looking statements and statements of expectations, plans and intent in this proxy statement/prospectus are subject to a greater degree of risk than similar statements regarding certain other industries.


Although we and New United believe that our and its expectations with respect to the forward-looking statements are based upon reasonable assumptions within the bounds of our and its knowledge of our and its business and operations as of the date of this proxy statement/prospectus, we and New United cannot assure you that our or New United's actual results, performance or achievements will not differ materially from any future results, performance or achievements expressed or implied from such forward-looking statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in this proxy statement/prospectus, including without limitation in conjunction with the forward-looking statements included in this proxy statement/prospectus and under "Overview -- Risk Factors." These factors include, among other things, changes in television viewing preferences and habits by our subscribers and potential subscribers, their acceptance of new technology, programming alternatives and new video services we may offer. They also include subscribers' acceptance of our newer digital video, telephone and Internet access services, our ability to manage and grow our newer digital video, telephone and Internet access services, our ability to secure adequate capital to fund other system growth and development and our planned acquisitions, our ability to successfully close proposed transactions, risks inherent in investment and operations in foreign countries, changes in government regulation and changes in the nature of key strategic relationships with joint venturers. We and our subsidiaries have announced several potential acquisitions, many of which are subject to various conditions, some of which may not occur. All subsequent written and oral forward-looking statements attributable to us or New United or persons acting on our or New United's behalf are expressly qualified in their entirety by our discussion of these factors. Other than as may be required by applicable law, we and New United undertake no obligation to release publicly the results of any revisions to these forward-looking statements that may be made to reflect any future events or circumstances. We and New United caution you, however, that this list of risk factors and other cautionary language contained in this proxy statement/prospectus may not be exhaustive.

                CHAPTER II -- PROPOSAL 1: THE MERGER TRANSACTION


                   BACKGROUND AND OVERVIEW OF THE TRANSACTION


As part of the merger, we will become a subsidiary of New United and you will become stockholders of New United. New United will receive from Liberty the Belmarken notes, the Liberty cash contribution and the Liberty UPC bonds, all in exchange for approximately 281.4 million shares of New United Class C common stock.



BACKGROUND OF THE TRANSACTION



United is one of the world's largest global broadband communications provider of video, voice and data services with operations in 26 countries throughout the world. Liberty, directly and through its subsidiaries, holds interests in a broad range of video programming, communications, technology and Internet businesses in the United States, Europe, South America and Asia. For many years, United and Liberty have each pursued a strategy that includes the exploration of international content and broadband distribution opportunities. Each company had considered the benefits of jointly exploring these opportunities with the other. In August 1999, United was advised that Liberty would be interested in purchasing the shares of Class B common stock that were then held by Apollo Cable Partners, L.P., or "Apollo," and other of United's affiliated stockholders. Along with United and the Founders, Apollo and its affiliated stockholders were parties to a stockholders' agreement executed in 1993, that, among other things, required a selling stockholder to first offer Class B common stock to United, and to convert Class B common stock to Class A common stock unless a third party transferee agreed to become a party to the stockholders' agreement.



In late August 1999, Gene W. Schneider, United's Chairman and Chief Executive Officer, and Michael T. Fries, United's President, met several times with representatives of Liberty to discuss Liberty's possible purchase of the Class B common stock. During these discussions, they considered the terms of a possible joint venture to which Liberty and UPC would contribute their shares of United common stock, as well as the terms of the stockholders' and standstill agreements to which the joint venture, UPC, Liberty and the Founders would become subject as part of the transaction. The joint venture would be used as a vehicle to jointly evaluate content and distribution opportunities in Europe. Liberty was also exploring selling one half of its interest in United to Microsoft Corporation with Microsoft to also participate in the joint venture.


On August 30, 1999, United's board of directors met to consider approving the purchase of the Class B common stock by Liberty. The board of directors also considered the formation of the joint venture among Liberty, Microsoft and UPC. Pursuant to Section 203 of the Delaware General Corporation Law, if United's board of directors did not approve Liberty's purchase of Class B common stock prior to the purchase, subsequent business combinations between the parties could be restricted. After carefully reviewing the terms of the purchase and the proposed joint venture, and after having been advised by counsel of the provisions of Section 203, the board of directors unanimously approved Liberty's acquisition, and Microsoft's subsequent acquisition, of the Class B common stock. The board then considered and approved the proposed joint venture.


On September 7, 1999, United announced that Liberty had agreed to purchase 9,859,336 shares of Class B common stock from Apollo, Lawrence F. DeGeorge and Lawrence J. DeGeorge (then directors of United). Liberty acquired the shares of Class B common stock in mid-September 1999. On November 15, 1999, Dr. John Malone, Liberty's Chairman, and Greg Maffei, Microsoft's then chief financial officer, became members of United's board of directors. Henry P. Vigil, Microsoft's vice president, consumer strategy and partnerships, became a director of United on March 8, 2000, upon Mr. Maffei's resignation. Mr. Vigil has since resigned.


By early 2000, Microsoft had not purchased any of the Class B common stock held by Liberty. The parties had also not concluded the formation of the announced joint venture, nor had they entered into the related definitive agreements. Nonetheless, United and Liberty continued to believe that they could benefit from the joint pursuit of international content and broadband distribution opportunities. During February 2000, representatives of Liberty and Messrs. Schneider and Fries began discussions concerning a structure in which

United's international operations would be combined with a substantial portion of Liberty's international operations under a single corporate structure. In the ensuing weeks, representatives of United and Liberty met on numerous occasions to discuss such matters as the valuation of the assets Liberty was to contribute, the number of shares of Class B common stock to be issued in connection with the contribution of these assets, and appropriate stockholder and standstill agreements.



United's financial and legal advisors met several times with United's management concerning the proposed transaction. On May 5, 2000, United's board of directors met to consider the transaction that United's management had been discussing with Liberty. Following presentations by United's management, the board of directors, other than Dr. Malone who abstained, unanimously concluded that the transaction was in the best interest of United's stockholders. The board of directors authorized United's management to enter into an agreement with Liberty on substantially the terms described at the meeting.



On June 25, 2000, United, Liberty and certain of their affiliates entered into an agreement that set forth the material terms of the transaction approved on May 5, 2000. United publicly announced the transaction on June 26, 2000. On July 11, 2000, the parties to the June 25 agreement executed an amendment to the agreement. The purpose of the amendment was to provide for the assumption of certain additional obligations and assignment of certain additional rights with respect to LMINT's interests in Argentina. In October 2000, the parties agreed, subject to approval by their respective boards of directors, to substantially alter the structure of the transaction if consent for the original structure was not received from United's bondholders.



On December 7, 2000, United and Liberty executed a letter agreement pursuant to which United agreed to loan to Liberty up to $510.0 million for use in funding certain obligations of Liberty's Latin American subsidiaries that would have been transferred to New United in connection with the transactions contemplated by the June 25 agreement. United loaned $510.0 million to Liberty for these purposes. Approximately $241.3 million, including $18.9 million of accrued interest, was repaid on December 3, 2001.



On February 22, 2001, the parties to the June 25 agreement signed a term sheet to modify the structure of the transaction. Liberty agreed to invest $1.4 billion in cash in New United in lieu of contributing its interest in TeleWest Communications plc as contemplated in the June 25 agreement. United also agreed, subject to completion of the transaction with Liberty on the terms in the term sheet, to invest E1.0 billion in UPC in lieu of transferring the TeleWest interest to UPC. UPC, on the one hand, and the other parties to the June 25 agreement, on the other hand, released each other from their respective obligations under the June 25 agreement. One of the objectives of the February 22 term sheet was to structure the transaction so that it would not result in a "change of control" under our indenture. A change of control is deemed to occur under our indenture when, among other things, by merger or otherwise, any person or group other than "Principals" (or a group controlled by them) becomes the beneficial owner of our securities having more than 50.0% of the total voting power normally entitled to vote in the election of directors. The "Principals," as defined in our indenture, includes the Founders and certain other of our former stockholders. If a change of control were to occur, holders of debt securities subject to our indenture could require us to repurchase their debt securities at 101% of their accreted value. United announced the terms of the modified structure on February 23, 2001.



Between the execution of the June 25, 2000 agreement and the May 25, 2001 agreement discussed below, the board of directors of United at regular and special meetings discussed the status of the transaction with Liberty and approved the terms of the various agreements and amendments to be executed in connection with the transaction.



During April and May 2001, the parties met several times to explore alternative structures to that contemplated by the February 22 term sheet that would be acceptable to Liberty and at the same time accomplish United's objectives of receiving an infusion of capital while avoiding a change of control under its indenture. Over the next few weeks, the parties negotiated revisions to the transaction that resulted in a new structure, including the issuance of the Belmarken notes, the formation of New United, and the transfer of certain assets
to New United. We believe the Board of Directors of United met on April   , and
May 23, 2001 to review the revised structure and each time approved proceeding with the transaction.

On May 25, 2001, Liberty agreed to loan $856.8 million to Belmarken, with UPC as a co-obligor. Pursuant to the terms of the Belmarken notes, Liberty has the right to exchange the Belmarken notes for ordinary shares of UPC. On the same day, United, Liberty and LMINT amended and restated the June 25 agreement to provide for the contribution of the Belmarken notes, cash and certain international assets of Liberty to New United and the merger of a subsidiary of New United with and into United. On May 29, 2001, United and Liberty publicly announced the terms of the May 25 amended merger transaction.



Pursuant to the May 25 agreement, Liberty agreed to contribute the following assets to New United:



- the Belmarken notes;



- approximately $543 million in cash; and



- certain other programming and distribution assets, including a 50.0% stake in Cablevision S.A., the largest cable television operator in Argentina, substantial interests in two of the largest Latin American programming operations; 16.0% of Crown Media Holdings, a provider of programming services to over 65 million subscribers worldwide and other assets.



In exchange for the assets contributed by Liberty, New United agreed to:



- issue to Liberty between 60.0 and 86.5 million shares of New United's Class C common stock (depending on the market value of certain of New United's assets on the first anniversary of closing) for the Belmarken notes and cash contributed; and



- issue to Liberty 20.1 million shares of Class C common stock in exchange in part for the Latin American and other assets;



- issue to Liberty additional shares of New United Class C common stock, based on the market price of the United Class A common stock, in respect of intercompany indebtedness owed to Liberty with respect to one of the Latin American assets to be contributed; and



- cause the Liberty subsidiaries acquired in the transaction to repay certain additional indebtedness owed to Liberty as well as the $510.0 million of loans owed to United.



As one of the conditions to the transactions contemplated by the May 25 agreement, Liberty required United to resolve, to Liberty's reasonable satisfaction, certain contractual obligations United had incurred to the holders of its senior notes due 2009.



After signing the May 25 agreement, United and Liberty began preparing definitive agreements for the revised merger transaction. During the course of the summer and autumn of 2001, the parties discussed other alternative structures for the transaction. United continued to evaluate plans for funding the requirements of the Latin American assets to be contributed by Liberty to New United in light of, among other things, the increasingly worsening Argentine economy. Liberty was reviewing United's and UPC's capital structure in connection with the decreasing market prices of those companies' debt and equity securities.



On October 9, 2001, Liberty launched a tender offer for up to 30% of each series of UPC's outstanding bonds. On November 7, 2001, Liberty completed the tender offer and acquired approximately $1,155.9 and E261.1 million face amount of UPC's bonds for approximately $168.4 million and E40.4 million, respectively, plus accrued interest in cash.



United preferred that New United acquire the Liberty UPC bonds rather than Liberty's Latin American assets so that it could participate in any restructuring of UPC's debt obligations. During October and November the parties met on several occasions to discuss alternative structures to the transaction. During this time they began pursuing the current structure pursuant to which Liberty would contribute the UPC bonds rather than its Latin American assets.



The new structure:



- improves New United's and United's liquidity over the liquidity they would have had as a result of the May 25 structure,

- eliminates the risk of owning assets in Argentina, and



- reduces Liberty's overall cost per share of New United.



We believe this new structure does not result in a change of control under our indenture.



On November 30, 2001, the Board of Directors of United approved the merger. They also approved the issuance of the Series E preferred stock to one or more of the Principals and the form of the merger agreement.



At a meeting duly called and held on November 30, 2001, after due consideration, initially the directors on our board other than the Founders and Dr. Malone, Liberty's chairman, and then our entire board, excluding Dr. Malone, who abstained, unanimously:



- determined that the terms of the transaction are advisable and in the best interest of our stockholders;



- voted to approve the merger with a subsidiary of New United and related transactions;



- determined to recommend that our stockholders approve and adopt the merger and related transactions; and



- approved the issuance to Liberty of up to 12 million shares of our Class A common stock for an aggregate purchase price of approximately $20.0 million.



At that meeting our board, excluding Dr. Malone, who abstained, unanimously approved the form of the merger agreement. Some of the Principals abstained from the approval of the issuance to such Principals of our Series E preferred stock as contemplated by the merger agreement.



On December 3, 2001, United, New United, Merger Subsidiary, Liberty, LMINT, Liberty Global and the Founders entered into the merger agreement. On the same day, Liberty also purchased 11,991,018 shares of United Class A common stock for approximately $20.0 million in cash, and repaid approximately $241.3 million of debt to United including $18.9 million in accrued interest. United used the net cash proceeds of the stock sale to repurchase all of its senior notes due 2009. United also paid $241.3 million in satisfaction of its contractual obligation in connection with the resale to United of these senior notes by the holders.



REASONS FOR THE MERGER



We are pursuing the merger and related transactions with New United and Liberty for the following reasons:



- We believe that the transaction will strategically position us for growth.



- We believe Liberty is one of the world's most successful media and communications companies, and the merger and related transactions will strengthen our relationship with Liberty.



- The aggregate consideration for the shares of Class C common stock to be issued by New United in connection with the contribution of the Belmarken notes, Liberty UPC bonds and Liberty cash contribution represents a premium share price in relation to the recent market prices of our Class A common stock and, in the opinion of our board of directors, more closely reflects the underlying value of our assets.



- Because of the structure of the transaction, the stockholders agreement and the standstill agreement described in this proxy statement/prospectus, the merger will not place complete control of New United in the hands of Liberty while the structure and those agreements are effective.



- The transaction also offers our current common and preferred stockholders the opportunity to continue to participate in our growth following the transaction.

In reaching its decision to approve the transactions described in the merger agreement and to recommend that our stockholders approve and adopt the merger agreement, our board consulted with our management and its financial and legal advisors and considered certain factors, including the following:



- the reasons for the merger that are listed immediately above under the caption "The Merger Transaction -- Background and Overview of the Transaction, Reasons for the Merger";



- the opinion of our financial advisor;



- the transaction was the result of arms length bargaining; and



- the tax-free nature of the transaction for our stockholders.



Our board also considered the risks relating to the merger:


- the risk that the merger will not be consummated; and

- the other risks described under "Overview -- Risk Factors."


This discussion of the information and factors considered and given weight by our board is not intended to be exhaustive, but includes the factors considered material by our board. In reaching its decision to approve the merger and the other transactions described in the merger agreement and to recommend approval and adoption of the merger agreement to our stockholders, our board did not assign any relative or specific weights to the various factors considered. Instead, our board conducted an overall analysis of the factors described above, including through discussions with and asking questions of our management and legal and financial advisors. In considering the factors described above, individual directors may have given different weight to different factors. Dr. John Malone, a member of our board and Liberty's Chairman, abstained from any votes by the board involving the transactions described in the merger agreement. Some of the Principals abstained from the vote by the board on the issuance to him of Series E preferred stock as described in the merger agreement.



For the reasons described above, our board, excluding Dr. Malone, who abstained, has unanimously approved and deemed advisable and in the best interest of our stockholders the merger agreement and the merger, and recommends that United stockholders vote FOR approval and adoption of the merger agreement.



OPINION OF UNITED'S FINANCIAL ADVISOR



United retained Morgan Stanley to provide it with financial advisory services and a financial fairness opinion in connection with the merger and related transactions. The United board of directors selected Morgan Stanley to act as United's financial advisor based on Morgan Stanley's qualifications, expertise and reputation and its knowledge of the business and affairs of United. On December 7, 2001, Morgan Stanley delivered its written opinion that as of December 7, 2001, and subject to and based on the considerations in its opinion, the exchange ratio pursuant to the merger agreement is fair from a financial point of view to the holders of shares of United Class A common stock (other than Liberty, New United, the Founders and their respective affiliates).



THE FULL TEXT OF MORGAN STANLEY'S OPINION, DATED DECEMBER 7, 2001, WHICH SETS FORTH, AMONG OTHER THINGS, THE ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN BY MORGAN STANLEY IS ATTACHED AS APPENDIX B TO THIS JOINT PROXY STATEMENT/PROSPECTUS. WE URGE YOU TO READ THIS OPINION CAREFULLY AND IN ITS ENTIRETY. MORGAN STANLEY'S OPINION IS DIRECTED TO THE BOARD OF DIRECTORS OF UNITED, ADDRESSES ONLY THE FAIRNESS FROM A FINANCIAL POINT OF VIEW OF THE EXCHANGE RATIO PURSUANT TO THE MERGER AGREEMENT TO THE HOLDERS OF SHARES OF UNITED CLASS A COMMON STOCK (OTHER THAN LIBERTY, NEW UNITED, THE FOUNDERS AND THEIR RESPECTIVE AFFILIATES), AND DOES NOT ADDRESS ANY OTHER ASPECT OF THE MERGER OR THE FAIRNESS OF ANY OTHER TRANSACTIONS AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY STOCKHOLDER OF UNITED AS TO HOW TO VOTE AT THE SPECIAL MEETING. THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE OPINION.

In connection with rendering its opinion, Morgan Stanley, among other things:



- reviewed certain publicly available financial statements and other information of United and its subsidiaries (referred to as the United Group);



- reviewed certain internal financial statements and other financial and operating data concerning the United Group prepared by the management of the United Group;



- discussed the past and current operations and financial condition and the prospects of the United Group with senior executives of United and management of United's subsidiaries;



- reviewed the reported prices and trading activity for the common stock of United and UPC;



- reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;



- performed discounted cash flow analysis with respect to certain subsidiaries of United, based on publicly available information;



- participated in discussions and negotiations among representatives of United and their legal advisors;



- reviewed the merger agreement, including the schedules and exhibits thereto, and certain related documents;



- reviewed the terms of the Belmarken notes and discussed such terms with the management of United; and



- performed such other analyses and considered such other factors as Morgan Stanley deemed appropriate.



Morgan Stanley assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by Morgan Stanley for the purposes of this opinion. With respect to the internal financial and operating information, Morgan Stanley assumed that it has been reasonably prepared on the bases reflecting the best currently available estimates and judgments of the future financial performance of United and the United Group. In addition, Morgan Stanley assumed that the merger and the other transactions contemplated by the merger agreement would be consummated in accordance with the terms set forth in the merger agreement and that the merger will be treated as a tax-free reorganization and/or exchange pursuant to the Internal Revenue Code of 1986, as amended. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of the United Group, nor was Morgan Stanley furnished with any such appraisals. The opinion of Morgan Stanley is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of, December 7, 2001.



In arriving at its opinion, Morgan Stanley was not authorized to solicit, and did not solicit, interest from any party with respect to the merger or the other transactions contemplated by the merger agreement. Morgan Stanley was not expressing its views as to the accounting or tax treatment with respect to the merger or the other transactions contemplated by the merger agreement for reporting purposes or otherwise nor did the opinion of Morgan Stanley address the structure of the merger or the other transactions contemplated by the merger agreement. Furthermore, the opinion of Morgan Stanley did not address (1) United's underlying business decision to effect the merger and the other transactions contemplated by the merger agreement or (2) the fairness of any of such other transactions contemplated by the merger agreement or any other transaction or transactions that United or its affiliates might contemplate.



The exchange ratio pursuant to the merger agreement and the other terms of the transactions contemplated by the merger agreement were determined through negotiations between United and the other parties to the merger agreement and were approved by United's board of directors. Morgan Stanley did not recommend any specific form or amount of consideration or any other terms of the transactions contemplated by the merger agreement nor did Morgan Stanley advise that any given form or amount of consideration or any other terms of the transactions contemplated by the merger agreement constituted the only appropriate form or amount of consideration for the merger or the other transactions contemplated by the merger agreement. The opinion of Morgan Stanley did not in any manner address the prices at which the stock of New United will trade following consummation of the merger.

Morgan Stanley is an internationally recognized investment banking and advisory firm. Morgan Stanley, as part of its investment banking and financial advisory business, is continuously engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In the ordinary course of their trading, brokerage, and financing activities, Morgan Stanley and its affiliates may hold long or short positions or may trade or otherwise effect transactions, for their own account or the accounts of customers, in debt or equity securities or senior loans of United, Liberty or their respective affiliates. Morgan Stanley and its affiliates have provided and currently provide financial advisory and financing services to United and have received and will receive fees for the rendering of these services. Morgan Stanley and its affiliates have provided financing services to Liberty and have received fees for the rendering of these services.



United has agreed to pay Morgan Stanley a financial advisory fee of $4.5 million, one-half of which is payable upon delivery of its written opinion and the remainder of which is payable upon completion of the transaction. United has also agreed to reimburse Morgan Stanley for its expenses incurred in performing its services and to indemnify Morgan Stanley and its affiliates, their respective officers, directors, employees and agents and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under federal securities laws, related to or arising out of Morgan Stanley's engagement and any related transactions.



ACCOUNTING TREATMENT



New United will become our approximately 99.5% stockholder and holders of our stock prior to the merger will receive stock of New United. Our merger with Merger Subsidiary will be accounted for by New United as a reorganization of entities under common control at historical cost similar to a pooling of interests. New United expects to consolidate the financial position and results of operations of United upon closing of the transaction. Based on the relationship between United, New United and New United's shareholders, we believe, under US generally accepted accounting principles, or "GAAP," that the consolidation of United into New United properly reflects the substance of the parent-subsidiary relationship, notwithstanding the lack of technical majority voting control over United by New United. Although we believe consolidation is appropriate under the circumstances, the SEC could disagree resulting in New United accounting for its investment in United under the equity method of accounting. We intend to discuss and resolve this issue with the SEC prior to the effective date of this proxy statement/registration statement.


EXCHANGE OF SHARES


Upon completion of the merger, certificates representing shares of United Class A common stock will represent shares of New United Class A common stock. New United will appoint an exchange agent after the merger to handle the exchange of certificates representing United Class B common stock and depositary shares representing United Series B, Series C or Series D preferred stock converted in the merger for certificates representing shares of New United Class A common stock. The exchange agent, which may be affiliated with New United, will send to each holder of record of United Class B common stock and United Series B, Series C and Series D preferred stock at the time the merger is completed a letter of transmittal for use in the exchange as well as instructions that explain how to surrender United Class B common stock and depositary shares representing United Series B, Series C and Series D preferred stock to the exchange agent. WE REQUEST THAT YOU NOT SURRENDER YOUR UNITED CLASS B COMMON STOCK CERTIFICATES OR DEPOSITARY SHARES REPRESENTING SERIES B, SERIES C OR SERIES D PREFERRED STOCK FOR EXCHANGE UNTIL YOU RECEIVE YOUR LETTER OF TRANSMITTAL AND INSTRUCTIONS.

RIGHTS OF DISSENTING UNITED STOCKHOLDERS


United is a Delaware corporation. Section 262 of the Delaware General Corporation Law provides appraisal rights, sometimes referred to as "dissenters' rights," under certain circumstances to stockholders of a Delaware corporation that is involved in a merger.



Record holders of United Class B common stock, Series B preferred stock, Series C preferred stock and/or Series D preferred stock that follow the appropriate procedures are entitled to appraisal rights under Section 262 in connection with the merger.



THE FOLLOWING DISCUSSION IS NOT A COMPLETE STATEMENT OF THE LAW PERTAINING TO APPRAISAL RIGHTS UNDER THE DELAWARE GENERAL CORPORATION LAW AND IS QUALIFIED IN ITS ENTIRETY BY THE FULL TEXT OF SECTION 262, WHICH IS REPRINTED IN ITS ENTIRETY AS APPENDIX D TO THIS PROXY STATEMENT/PROSPECTUS. ALL REFERENCES IN SECTION 262 TO A "STOCKHOLDER" AND IN THIS DISCUSSION TO A "RECORD HOLDER" OR A "HOLDER OF UNITED STOCK" ARE TO THE RECORD HOLDER OF THE SHARES OF UNITED CLASS B COMMON STOCK, SERIES B PREFERRED STOCK, SERIES C PREFERRED STOCK AND/OR SERIES D PREFERRED STOCK IMMEDIATELY PRIOR TO THE EFFECTIVE TIME OF THE MERGER AS TO WHICH APPRAISAL RIGHTS ARE ASSERTED. A PERSON HAVING A BENEFICIAL INTEREST IN SHARES HELD OF RECORD IN THE NAME OF ANOTHER PERSON, SUCH AS A BROKER OR NOMINEE, MUST ACT PROMPTLY TO CAUSE THE RECORD HOLDER TO FOLLOW THE STEPS SUMMARIZED BELOW PROPERLY AND IN A TIMELY MANNER TO PERFECT APPRAISAL RIGHTS.



Under the Delaware General Corporation Law, record holders of United Class B common stock, Series B preferred stock, Series C preferred stock and/or Series D preferred stock that follow the procedures set forth in Section 262 and that have not voted in favor of the approval and adoption of the merger agreement will be entitled to have their shares of United appraised by the Delaware Court of Chancery and to receive payment of the "fair value" of such shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, as determined by the Delaware Court of Chancery.



Under Section 262, where a merger agreement is to be submitted for approval and adoption at a meeting of stockholders, as in the case of the United special stockholders meeting, not less than 20 days prior to the meeting, United must notify each of its stockholders entitled to appraisal rights that such appraisal rights are available and include in each such notice a copy of Section 262. THIS PROXY STATEMENT/PROSPECTUS CONSTITUTES SUCH NOTICE TO THE HOLDERS OF UNITED STOCK. Any holder of United Class B common stock, Series B preferred stock, Series C preferred stock and/or Series D preferred stock who wishes to exercise appraisal rights or wishes to preserve such holder's right to do so should review the following discussion and Appendix D carefully because failure to timely and properly comply with the procedures specified in Section 262 will result in the loss of appraisal rights under the Delaware General Corporation Law.



A holder of United Class B common stock, Series B preferred stock, Series C preferred stock and/or Series D preferred stock wishing to exercise such holder's appraisal rights must deliver to United, before the vote on the approval and adoption of the merger agreement at the special stockholders meeting, a written demand for appraisal of such holder's United Class B common stock, Series B preferred stock, Series C preferred stock and/or Series D preferred stock and must reasonably inform United of the identity of the holder of record as well as the intention of the holder to demand an appraisal of the fair value of the shares held. In addition, a holder of United Class B common stock, Series B preferred stock, Series C preferred stock and/or Series D preferred stock wishing to exercise appraisal rights or wishing to preserve such holder's right to do so must hold of record such shares on the date the written demand for appraisal is made, must continue to hold such shares through the effective time of the merger and must not vote in favor of the merger agreement. A vote in favor of the approval and adoption of the merger agreement, by proxy or in person, or the return of a signed proxy that does not specify an abstention or a vote against the approval and adoption of the merger agreement, will constitute a vote in favor of the merger agreement and will constitute a waiver of the stockholder's right of appraisal and will nullify any previously delivered written demand for appraisal.



Only a holder of record of United Class B common stock, Series B preferred stock, Series C preferred stock and/or Series D preferred stock is entitled to assert appraisal rights for United Class B common stock, Series B preferred stock, Series C preferred stock and/or Series D preferred stock registered in such holder's name. A demand for appraisal should be executed by or on behalf of the holder of record, fully and correctly, as such holder's name appears on such holder's stock certificates, or depositary share, as the case may be, and must state that such holder intends thereby to demand appraisal of such holder's shares of United Class B common stock, Series B preferred stock, Series C preferred stock and/or Series D preferred stock. A proxy or vote against the approval and adoption of the merger agreement will not constitute a demand for appraisal.



If the shares of United Class B common stock, Series B preferred stock, Series C preferred stock and/or Series D preferred stock are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand should be made in that capacity, and, if the shares of United Class B common stock, Series B preferred stock, Series C preferred stock and/or Series D preferred stock are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including one or more joint owners, may execute a demand for appraisal on behalf of all joint owners. An authorized agent, including one or more joint owners, may execute a demand for appraisal on behalf of a holder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is agent for such owner or owners. A record holder, such as a broker who holds United Class B common stock, Series B preferred stock, Series C preferred stock and/or Series D preferred stock as nominee for several beneficial owners, may exercise appraisal rights with respect to the shares of United Class B common stock, Series B preferred stock, Series C preferred stock and/or Series D preferred stock held for one or more beneficial owners while not exercising such rights with respect to the shares of United Class B common stock, Series B preferred stock, Series C preferred stock and/or Series D preferred stock held for other beneficial owners. In such case, however, the written demand should set forth the number of shares of United Class B common stock, Series B preferred stock, Series C preferred stock and/or Series D preferred stock as to which appraisal is sought. If no number of shares of United Class B common stock, Series B preferred stock, Series C preferred stock and/or Series D preferred stock is expressly mentioned, the demand will be presumed to cover all United Class B common stock, Series B preferred stock, Series C preferred stock and/or Series D preferred stock held in the name of the record owner. Holders of United Class B common stock, Series B preferred stock, Series C preferred stock and/or Series D preferred stock who hold their shares in brokerage accounts or other nominee forms and who wish to exercise appraisal rights are urged to consult with their brokers or other nominees to determine the appropriate procedures for making a demand for appraisal by such nominee.



All written demands for appraisal of United Class B common stock, Series B preferred stock, Series C preferred stock and/or Series D preferred stock should be mailed or delivered to UnitedGlobalCom, Inc., 4643 South Ulster Street, Suite 1300, Denver, Colorado 80237, Attention: Secretary, so as to be received before the vote on the approval and adoption of the merger agreement at the United special stockholders meeting.



Within 10 days after the effective time of the merger, United, as the surviving corporation in the merger, must send a notice as to the effectiveness of the merger to each person that satisfied the appropriate provisions of Section 262. Within 120 days after the effective time of the merger, but not thereafter, United or any holder of United Class B common stock, Series B preferred stock, Series C preferred stock and/or Series D preferred stock entitled to appraisal rights under Section 262 and who has complied with the foregoing procedures, may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of such shares. United is not under any obligation, and has no present intention, to file a petition with respect to the appraisal of the fair value of the United Class B common stock, Series B preferred stock, Series C preferred stock and/or Series D preferred stock. Accordingly, it is the obligation of the holders of the shares of United Class B common stock, Series B preferred stock, Series C preferred stock and/or Series D preferred stock to initiate all necessary action to perfect their appraisal rights within the time prescribed in Section 262.



Within 120 days after the effective time of the merger, any record holder of United Class B common stock, Series B preferred stock, Series C preferred stock and/or Series D preferred stock that has complied with the requirements for exercise of appraisal rights will be entitled to request in writing a statement from United setting forth the aggregate number of shares of United Class B common stock, Series B preferred stock, Series C preferred stock and/or Series D preferred stock not voted in favor of the merger with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement must be mailed within 10 days after the written request has been received by United or within 10 days after expiration of the period for delivery of demands for appraisal, whichever is later.


If a holder of United Class B common stock, Series B preferred stock, Series C preferred stock and/or Series D preferred stock timely files a petition for appraisal and serves a copy of such petition upon United, United will then be obligated, within 20 days, to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached. After notice to such stockholders as required by the Delaware Court of Chancery, the Delaware Court of Chancery is empowered to conduct a hearing on such petition to determine those stockholders that have complied with Section 262 and that have become entitled to appraisal rights. The Delaware Court of Chancery may require the holders of shares of United Class B common stock, Series B preferred stock, Series C preferred stock and/or Series D preferred stock that demanded payment for their shares to submit their stock certificates to the Delaware Register in Chancery for notation of the pendency of the appraisal proceeding. If any stockholder fails to comply with such direction, the Delaware Court of Chancery may dismiss the proceedings as to such stockholder.



After determining the holders of United Class B common stock, Series B preferred stock, Series C preferred stock and/or Series D preferred stock entitled to appraisal, the Delaware Court of Chancery will appraise the fair value of their shares of United Class B common stock, Series B preferred stock, Series C preferred stock and/or Series D preferred stock exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. Holders considering seeking appraisal should be aware that the fair value of their United Class B common stock, Series B preferred stock, Series C preferred stock and/or Series D preferred stock as determined under
Section 262 could be more than, the same as or less than the value of the consideration that they would otherwise receive in the merger if they did not seek appraisal of their United Class B common stock, Series B preferred stock, Series C preferred stock and/or Series D preferred stock and that investment banking opinions as to fairness from a financial point of view are not necessarily opinions as to fair value under Section 262. The Delaware Supreme Court has stated that "proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in the appraisal proceedings. More specifically, the Delaware Supreme Court has stated that: "Fair value, in an appraisal context, measures 'that which has been taken from the stockholder, viz., his proportionate interest in a going concern.' In the appraisal process the corporation is valued 'as an entity,' not merely as a collection of assets or by the sum of the market price of each share of its stock. Moreover, the corporation must be viewed as an on-going enterprise, occupying a particular market position in the light of future prospects." The Delaware Court of Chancery will also determine the amount of interest, if any, to be paid upon the amounts to be received by persons whose shares of United Class B common stock, Series B preferred stock, Series C preferred stock and/or Series D preferred stock have been appraised. The costs of the action may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable. The Delaware Court of Chancery may also order that all or a portion of the expenses incurred by any holder of United Class B common stock, Series B preferred stock, Series C preferred stock and/or Series D preferred stock in connection with an appraisal, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all of the shares of United Class B common stock, Series B preferred stock, Series C preferred stock and/or Series D preferred stock entitled to appraisal.



Any holder of United Class B common stock, Series B preferred stock, Series C preferred stock and/or Series D preferred stock that has duly demanded an appraisal in compliance with Section 262 will not, after the effective time of the merger, be entitled to vote such stockholder's shares of United Class B common stock, Series B preferred stock, Series C preferred stock and/or Series D preferred stock subject to such demand for any purpose or be entitled to the payment of dividends or other distributions on those shares (except dividends or other distributions payable to holders of record of United Class B common stock, Series B preferred stock, Series C preferred stock and/or Series D preferred stock as of a date prior to the effective time of the merger).

If any holder of United Class B common stock, Series B preferred stock, Series C preferred stock and/or Series D preferred stock that demands appraisal of such holder's shares of United Class B common stock, Series B preferred stock, Series C preferred stock and/or Series D preferred stock under Section 262 fails to perfect, or effectively withdraws or loses such holder's right to appraisal, as provided in the Delaware General Corporation Law, the United Class B common stock, Series B preferred stock, Series C preferred stock and/or Series D preferred stock of such holder will be converted without interest into New United Class A common stock. A holder of United Class B common stock, Series B preferred stock, Series C preferred stock and/or Series D preferred stock will fail to perfect, or will effectively lose, the right to appraisal if no petition for appraisal is filed within 120 days after the effective time of the merger. A holder may withdraw a demand for appraisal by delivering to United a written withdrawal of the demand for appraisal and an acceptance of the merger. Any such attempt to withdraw made more than 60 days after the effective time of the merger will, however, require the written approval of United. Further, once a petition for appraisal is filed, the appraisal proceeding may not be dismissed as to any holder absent court approval.



FAILURE TO FOLLOW THE STEPS REQUIRED BY SECTION 262 FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS (IN WHICH EVENT A HOLDER OF UNITED CLASS B COMMON STOCK, SERIES B PREFERRED STOCK, SERIES C PREFERRED STOCK AND/OR SERIES D PREFERRED STOCK WILL BE ENTITLED TO RECEIVE ONLY THE CONSIDERATION SET FORTH IN THE MERGER AGREEMENT FOR EACH SHARE OF UNITED CLASS B COMMON STOCK, SERIES B PREFERRED STOCK, SERIES C PREFERRED STOCK AND/OR SERIES D PREFERRED STOCK ISSUED AND OUTSTANDING IMMEDIATELY PRIOR TO THE EFFECTIVE TIME OF THE MERGER OWNED BY SUCH HOLDER).



The foregoing is a summary of certain of the provisions of Section 262 and is qualified in its entirety by reference to the full text of such Section 262, a copy of which is attached as Appendix D to this proxy statement/prospectus.

                  THE MERGER AGREEMENT AND RELATED AGREEMENTS

THE MERGER AGREEMENT

OVERVIEW


Pursuant to the merger agreement among Liberty, LMINT, Liberty Global, New United, the Founders, Merger Subsidiary and us and related agreements among the parties:



- we will become a subsidiary of New United;



- the holders of the various classes of our outstanding common stock will acquire an equal number of shares of New United common stock;



- the holders of United preferred stock, other than holders of United Series E preferred stock, will receive a number of shares of New United Class A common stock equal to the number of shares of United Class A common stock they would have received had they converted the preferred stock immediately prior to the merger;



- Liberty will have the right to elect four of New United's 12 directors;



- the Founders will have the effective voting power to elect a majority of New United's directors;



- New United will have the right to elect half of our directors and one or more of the Principals will have the right to elect the other half of our directors;



- Liberty will contribute the Belmarken notes to New United and, as a result, Belmarken and UPC will owe the amounts payable under such notes, which will have an approximate accreted value of $891.7 million as of January 30, 2002, to New United, rather than to Liberty;



- Liberty will contribute $200.0 million in cash to New United;



- Liberty will contribute to New United the Liberty UPC bonds and, as a result, UPC will owe the obligations represented by approximately $1,435.3 million and E263.1 million of face value, of its senior notes and senior discount notes to New United rather than to Liberty;



- Liberty will also repay approximately $304.6 million dollars (including accrued interest as of January 30, 2002) of debt that Liberty owes to us by issuance of new debt securities of Liberty or, at Liberty's option, in cash, or a combination of such debt securities and cash;



- Liberty will acquire approximately 281.4 million shares, subject to certain adjustments, of New United's Class C common stock, all in exchange for the Liberty Contribution Assets, which number will be adjusted so that the aggregate value of the Liberty's contribution to New United (the value of the Belmarken notes, plus the cash contribution, plus Liberty's cost of acquiring the Liberty UPC bonds), divided by the total number of New United shares issued in respect of that contribution plus approximately $20.0 million will equal $5.00; and



- Liberty will receive approximately 21.9 million shares of New United Class C common stock in exchange for the approximately 9.9 million shares of United Class B common stock and approximately 12 million of the shares of United Class A common stock currently owned by Liberty.



FORMATION AND CAPITALIZATION OF NEW UNITED



New United was formed on February 5, 2001 as a Delaware corporation. Gene W. Schneider is the sole stockholder of New United at this time. New United will have three classes of common stock: Class A common stock, Class B common stock and Class C common stock. The rights and privileges of the common stock are described below under "Description of New United Capital Stock."

Liberty and the Founders currently hold 9,859,336 and 8,870,332 shares of our Class B common stock, respectively, and 13,154,018 shares and 967,388 shares of our Class A common stock, respectively. These shares represent approximately 19.7% and 8.4%, respectively, of our outstanding Class A common stock and Class B common stock taken as a whole, and approximately 39.5% and 31.7%, respectively, of the combined voting power of our outstanding capital stock. In addition, UPC and public holders hold 5,569,240 and 78,310,335 shares of our Class A common stock, respectively, and 0 and 297,466 of our Class B common stock, respectively. The shares owned by UPC represent approximately 4.7% of our outstanding Class A and Class B common stock, taken as a whole. As a majority owned subsidiary of United, UPC is unable to vote the United shares it holds. The shares held by our public holders represent approximately 67.2% of our Class A and Class B common stock, taken as a whole, which represents approximately 28.8% of the combined voting power of our outstanding capital stock. Public shareholders also own 113,983 shares of our Series B preferred stock, 425,000 shares of our Series C preferred stock and 287,500 shares of our Series D preferred stock. Prior to the merger, we will issue 1,500 shares of Series E preferred stock to one or more of the Principals in return for a per share purchase price equal to 1/1,500th of the product (rounded up to the nearest cent) of (a) the lesser of (1) $5.00 and (2) the average market price of our Class A common stock for a ten trading day period ending on and including the third trading day prior to the closing, multiplied by (b) a number equal to (1) the quotient of X divided by Y minus (2) X, where "X" equals the aggregate number of shares of our common stock issued and outstanding immediately prior to the closing and "Y" equals 0.995049505. For example, if the 1,500 shares of Series E preferred stock were issued on today's date, the per share purchase price would be equal to 1/1,500th of the product (rounded up to the nearest cent) of (a) the average market price of our Class A common stock for the ten trading day period ending on and including the third trading day prior to
today's date ($     ), multiplied by (b) a number equal to (1) the quotient of X
divided by Y minus (2) X, where "X" equals           (the aggregate number of
shares of our common stock issued and outstanding on today's date) and "Y" equals 0.995049505.



Gene W. Schneider will contribute to New United, prior to the effective time of the merger, one share of United Class A common stock as a contribution to New United's capital. Liberty and Liberty Global will contribute to New United, prior to the effective time of the merger, all of the shares of United Class B common stock and a portion of the United Class A common stock that it owns in exchange for an equal number of shares of New United Class C common stock. New United will then convert these shares of United Class B common stock into an equal number of shares of United Class A common stock.



Each of the Founders will contribute, prior to the effective time of the merger, all of their United Class B common stock to newly-formed single-member limited liability companies. Each of these companies will merge with and into New United, with New United surviving such mergers, and the Founders will receive in exchange a number of shares of New United Class B common stock equal to the number of shares of United common stock held by the companies at the time of these mergers. Prior to these mergers, the companies will each convert an adequate number of the shares of United Class B common stock into an equal number of shares of United Class A common stock in order to ensure that New United does not have 50.0% or more of the voting power of United at any time before the merger, so as to avoid a "change of control" under United's indenture.



OUR MERGER WITH MERGER SUBSIDIARY


The merger agreement provides that:


- following receipt of the requisite approvals, consents, waivers and expiration or termination of relevant waiting periods, Merger Subsidiary will be merged into us;



- each outstanding share of our Class A common stock and Class B common stock, other than shares held by New United or by us as treasury stock, will be converted into one share of New United Class A common stock;



- each share of our Series B preferred stock, Series C preferred stock and Series D preferred stock will be converted into a number of shares of New United Class A common stock equal to the number of shares of

 United Class A common stock into which such share of preferred stock was convertible immediately prior to the merger;



- each outstanding share of our stock held by New United or by us as treasury stock will be cancelled;



- each outstanding United stock option will be converted into an option to receive the same number of the same class of shares of New United stock at the same exercise price;



- all of the shares of our Series E preferred stock will be converted into an aggregate of 1,500,000 shares of Class A common stock of United as the surviving corporation in the merger; and



- the outstanding shares of Merger Subsidiary's Class B common stock and Class C common stock will be converted into an aggregate of 1,500,000 shares of Class B common stock and 300,000,000 shares of Class C common stock, respectively, of United as the surviving corporation in the merger.



Following the transactions:



- the holders of our Class A and Class B common stock immediately prior to the transaction (other than Liberty, its affiliates and the Founders with respect to the shares they directly contribute to New United) will become holders of an equal number of shares of New United Class A common stock;



- the holders of our Series B, C and D preferred stock will become holders of a number of shares of New United Class A common stock equal to the number of shares of United Class A common stock into which the preferred stock is convertible immediately prior to the merger;



- the Founders will hold a number of shares of New United Class B common stock equal to the number of shares of our Class B common stock they held prior to the transaction;



- Liberty will hold a number of shares of New United Class C common stock equal to the number of shares of our Class B common stock and a portion of our Class A common stock it held prior to the transaction plus an additional number of shares of New United Class C common stock as a result of the contribution of the Liberty Contribution Assets;



- one or more of our Principals will hold all shares of the Class A common stock of United as the surviving corporation in the merger that allow such Principal or Principals, as the case may be, to designate one-half of United's directors following the merger; and



- New United will hold shares of the Class B common stock of United as the surviving corporation in the merger that allow New United to designate one-half of United's directors following the merger.



The transactions have been structured so as not to result in a "change of control" under our indenture. A change of control is deemed to occur under our indenture when, among other events, by merger or otherwise, any person or group other than the Principals (or a group controlled by them) becomes the beneficial owner of securities having more than 50.0% of the total voting power normally entitled to vote in the election of directors. If a change of control were to occur, holders of debt securities subject to our indenture could require us to repurchase their debt securities at 101% of their accreted value. Following the merger, one or more Principals will own 50.0% of our stock entitled to vote in the election of directors and will be entitled to elect half of our directors. New United will elect the other half of our directors. The Founders will have effective voting control to elect a majority of New United's directors.



As a result of the merger and related transactions, New United will own approximately 99.5% of the common equity interest in us and one or more Principals will own the remaining common equity interest in us. As the holder of the Class A common stock of United following the merger, one or more of our Principals will be entitled to elect four of United's eight directors. New United, as the holder of the Class B common stock of United following the merger, will be entitled to elect the remaining four of United's directors. The Class C common stock of United, all of which will be owned by New United immediately following the merger, will not vote in the election of directors. Other than in the election of directors, each share of Class A, Class B and

Class C common stock of United after the merger will have one vote per share and will vote together with the shares of each other class on all matters subject to stockholder approval.



If any of the shares of Class A common stock of United following the merger are transferred to a person who is not a Principal under our indenture, the shares will convert automatically into an equal number of shares of United Class C common stock. The Principals' Class A common stock will automatically be converted into shares of our Class C common stock, which does not vote in the election of directors, if the notes issued under our indenture have been redeemed in full, the change of control covenants of the indenture have been defeased or waived, or a "change of control" within the meaning of the indenture has already occurred, whichever occurs first. Each share of the United Class C common stock received upon exchange of a share of our Class A common stock will be exchangeable for a number of shares of New United Class A common stock equal to 1/1,500,000 of the result (rounded to the nearest 1/10,000th of a share) of
(A) the quotient of X divided by Y minus (B) X, where "X" equals the aggregate number of shares of our common stock issued and outstanding immediately prior to the closing and "Y" equals 0.995049505. For example, if a share of our Class C common stock received upon exchange of a share of our Class A common stock were exchanged for New United Class A common stock on today's date, the number of shares of New United Class A common stock received would be equal to 1/1,500,000 of the result (rounded to the nearest 1/10,000th of a share) of (A) the quotient of X divided by Y minus (B) X, where "X" equals the aggregate number of shares of our common stock issued and outstanding on today's date and "Y" equals 0.995049505.



DIRECTORS OF NEW UNITED



Following the merger, the initial directors of New United will include Albert M. Carollo, Sr., John P. Cole, Michael T. Fries, John C. Malone, John F. Riordan, Curtis Rochelle, Gene W. Schneider, Mark L. Schneider and Tina M. Wildes, all of whom are currently directors of United, and Robert R. Bennett and Gary S. Howard.



OTHER TERMS OF THE MERGER AGREEMENT



Timing of closing. The merger and the other transactions contemplated by the merger agreement will close on the date agreed by the parties to the agreement, but no later than five business days following the date the last of the conditions to close the transaction have been satisfied.



Conditions to closing. The obligations of the parties under the merger agreement are conditioned on the satisfaction of or, to the extent legally permissible, the waiver of the following conditions:



- receipt of certain governmental approvals and waivers;



- expiration or early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976;



- receipt of material approvals, waivers and consents from non-governmental third parties;



- no withdrawal of the fairness opinions required by United;



- receipt of legal and tax opinions;



- approval of the merger agreement by United stockholders;



- material accuracy of the representations and warrants set forth in the merger agreement; and



- no acceleration under or conflict with our indenture.



Principal covenants. The principal covenants in the merger agreement include an agreement by United and New United to carry on their respective businesses in the ordinary course consistent with past practice. United and New United also agreed, with a few exceptions, not to transfer or encumber material assets, amend material agreements, acquire or merge or consolidate with other companies, pay certain dividends, borrow funds, issue capital stock and, in some cases, enter into certain related-party transactions. United, New United and the Founders have also agreed not to solicit any offer for the sale of all or a substantial portion of United's assets or any business combination with United. The parties agreed to use commercially reasonable efforts to effect the transactions contemplated by the merger agreement, including obtaining requisite consents and approvals, making necessary filings and providing certain notices. New United, the Founders, Liberty and certain parties affiliated with Liberty are obligated to execute and deliver the stockholders agreement, standstill agreement, the voting agreement, registration rights agreements and certain related agreements at the closing of the merger. New United is also obligated to apply for the listing of its Class A common stock on the Nasdaq National Stock Market.



United has agreed to use its commercially reasonable efforts to cause its publicly held affiliates to comply with the covenants. None of the covenants can, by their terms, conflict with obligations of United and its subsidiaries under the material debt instruments to which they are parties.



In addition, until the first anniversary of the closing or the termination date of the merger agreement, United, New United and Liberty will not, without the prior written consent of the other, purchase any debt securities issued by UPC or any senior secured notes issued under United's indenture unless that indenture requires the purchase of United's senior secured notes.



Representations and warranties. Liberty, LMINT, Liberty Global, United, New United and the Founders made to each other typical and customary representations and warranties. These include representations and warranties that relate to:


- corporate existence and authorization to enter in the contemplated transaction;

- absence of any breach of organizational documents, law or certain material agreements as a result of the contemplated transaction;


- absence of brokers' and finders' fees;



- absence of legal proceedings;



- ownership of subsidiaries in the case of United and, in the case of Liberty and the Founders, United stock; and



- title to assets.



In addition, United has represented and warranted as to matters that relate to:



- United's filings with the SEC and the absence of undisclosed changes since its second quarter filings;



- capitalization and ownership of its subsidiaries and affiliates;



- absence of undisclosed liabilities;



- compliance with laws;



- tax matters;



- contracts and commitments; and



- the fact that United is not an investment company.



Termination of the merger agreement. The merger agreement may be terminated prior to the closing upon the agreement of the parties. If the closing has not occurred prior to February 28, 2002, any party may, subject to potential extensions through April 29, 2002, terminate the agreement, provided that the failure to close was not the result of a breach by the terminating party or by its affiliates of its respective covenants or representations and warranties.



Indemnification. The Founders, Liberty, LMINT, Liberty Global, United and New United have agreed to indemnify one another and their affiliates against liabilities arising out of a breach of their respective representations, warranties and covenants in the merger agreement, except that, in the case of a breach of representations and warranties not related to ownership of the United Class B common stock and certain other matters, indemnification is limited to liabilities in excess of an aggregate of $150.0 million.



Appraisal rights. Record holders of United Class B common stock, Series B preferred stock, Series C preferred stock and/or Series D preferred stock that follow the appropriate procedures are entitled to appraisal rights under Section 262 of the Delaware General Corporation Law in connection with the merger. For more information about such appraisal rights, see "-- Background and Overview of the Transaction, Rights of Dissenting United Stockholders."


LOAN TRANSACTIONS


On December 7, 2000, we entered into an agreement with Liberty pursuant to which we agreed to lend Liberty up to $510.0 million to provide Liberty with funds to satisfy certain obligations of Liberty and LMINT with respect to certain of Liberty's Latin American assets, to retire debt of one of Liberty's subsidiaries that is guaranteed by Liberty, and to make certain other investments. As of the date of this proxy statement/ prospectus, we had loaned Liberty all of the $510.0 million. The loans bear interest at the rate of 8.0% per annum and are due on the closing date, or, if earlier, the date the merger agreement is terminated. On December 3, 2001, Liberty repaid approximately $241.3 million of principal and accrued interest on these loans. On the closing date or, if earlier, the date the merger agreement is terminated, Liberty will repay the remainder of the loans, totaling approximately $304.6 million (including accrued interest as of January 30, 2002).



If the balance of these loans is paid at the closing (rather than an earlier date if the merger agreement is terminated), Liberty may make such payments either in cash or by delivering certain notes issued by Liberty, or the "Liberty 2009 Notes." The Liberty 2009 Notes will be substantially identical to Liberty's 7 7/8% Senior Notes due 2009 that were originally issued on July 7, 1999, and will bear interest on the principal amount thereof at a rate equal to the market yield on such existing Liberty notes as of the closing date, as determined in accordance with the merger agreement. If for any reason the closing does not occur, the loans will be due and payable in cash on the date the merger agreement is terminated.



If Liberty chooses to repay the loans by delivering Liberty 2009 Notes, the Liberty 2009 Notes will not be registered under the Securities Act and will be subject to certain transfer restrictions. Upon the issuance of the Liberty 2009 Notes, Liberty and United will enter into a registration rights agreement, pursuant to which United will be entitled, at any time following the closing, to require Liberty to file a shelf registration statement with respect to the Liberty 2009 Notes. In addition, if United desires to transfer any Liberty 2009 Notes to any person that is not a wholly owned subsidiary of United, United must first offer to sell the Liberty 2009 Notes to Liberty for cash. If Liberty does not agree to purchase all of the Liberty 2009 Notes, United may, within the time period set forth in the merger agreement, sell the Liberty 2009 Notes to a bona fide third party for a cash purchase price no less than the purchase price offered to Liberty.



OWNERSHIP OF NEW UNITED AFTER CLOSING OF THE TRANSACTION



As of the date of this proxy statement/prospectus, our common stock is held approximately as set forth below:



                                                               UNITED
                                        -----------------------------------------------------
                                                NUMBER OF COMMON SHARES            PERCENTAGE
                                        ----------------------------------------    OF TOTAL
                HOLDER                    CLASS A       CLASS B        TOTAL         COMMON
                ------                  -----------   -----------   ------------   ----------
Public................................  78,310,335       297,466     78,607,801       67.2%
Liberty...............................  13,154,018     9,859,336     23,013,354       19.7%
Founders..............................     967,388     8,870,332      9,837,720        8.4%
UPC...................................   5,569,240             -      5,569,240        4.7%
                                        ----------    ----------    -----------      -----
                                        98,000,981    19,027,134    117,028,115      100.0%

After the merger and related transactions have been completed, New United's Class A common stock, Class B common stock and Class C common stock will be held approximately as set forth in the table below. The number of shares holders of our Series B, Series C and Series D preferred stock will receive in the merger with respect to the accrued and unpaid dividends on the preferred stock will be based on the average trading price of United Class A common stock for the five days prior to the closing. For purposes of this table and throughout this proxy statement/prospectus, we have assumed the average trading price will be $3.02 per share, the closing price on December 3, 2001, the date the merger agreement was signed and announced.



                                                       NEW UNITED
                          --------------------------------------------------------------------
                                          NUMBER OF COMMON SHARES                   PERCENTAGE
                          -------------------------------------------------------    OF TOTAL
         HOLDER             CLASS A       CLASS B       CLASS C         TOTAL         COMMON
         ------           ------------   ----------   ------------   ------------   ----------
Liberty.................    1,177,970            -    303,240,166    304,418,136       72.3%
Public..................  101,145,712            -              -    101,145,712       24.0%
Founders................      967,388    8,870,332              -      9,837,720        2.4%
UPC.....................    5,569,240            -              -      5,569,240        1.3%
                           ----------     --------     ----------     ----------      -----
                          108,860,310    8,870,332    303,240,166    420,970,808      100.0%



Each share of our and New United's Class A common stock is entitled to one vote and each share of our and New United's Class B common stock and New United's Class C common stock is entitled to ten votes in all matters subject to stockholder approval, other than in the election of directors. Holders of New United Class A common stock and Class B common stock, voting as a single class, will be entitled to elect eight of New United's 12 directors. Holders of New United Class C common stock will be entitled to elect four of New United's 12 directors. The holders of our capital stock with voting power in all matters subject to stockholder approval are, and the holders of New United's capital stock will be, approximately as set forth in the tables below as of the date of this proxy statement/prospectus and after the merger, respectively. As a subsidiary of United, UPC cannot vote the United common stock that it holds.



                                                                   PERCENTAGE OF VOTING POWER OF
                                PERCENTAGE OF VOTING POWER OF     NEW UNITED COMMON STOCK, OTHER
           HOLDER               EXISTING UNITED COMMON STOCK     THAN IN THE ELECTION OF DIRECTORS
           ------              -------------------------------   ---------------------------------
Liberty......................               39.5%                              94.1%
Founders.....................               31.7%                               2.8%
Public.......................               28.8%                               3.1%
                                           -----                              -----
                                           100.0%                             100.0%



FOUNDERS AGREEMENT FOR NEW UNITED



The Founders, as a result of their aggregate ownership of shares of New United Class A common stock and Class B common stock, will own approximately 46.2% of the voting power entitled to vote in the election of New United's eight directors elected by the holders of New United's Class A and Class B common stock. Upon the conversion in full of the Class C common stock into Class B common stock, the Founders will be subject to a voting agreement and Liberty will be subject to a standstill agreement pursuant to which the Founders and Liberty will each nominate four members of New United's board of directors, which board will in turn nominate the remaining four directors. The Founders and Liberty will vote their shares in favor of all such nominees, and may seek the removal of any director only on the terms described in the standstill agreement and voting agreement.

CERTAIN OTHER RIGHTS OF HOLDERS OF CLASS C COMMON STOCK



Under the terms of New United's certificate of incorporation following the closing, New United must have the approval of the majority of directors elected by the holders of Class C common stock, before it can:



- acquire or dispose of assets or issue equity or debt securities, in any 12-month period, in an amount exceeding 30.0% of its market capitalization (excluding a merger, sale of New United, sale of all or substantially all of the assets of New United, or a reorganization among affiliated entities, provided that the Class C common stockholders are treated equally with Class B common stockholders and all Class B common stockholders are treated equally);



- issue any additional shares of Class C common stock (other than upon the exercise of Liberty's preemptive rights or rights under the Stockholders Agreement or the exercise of the proportional purchase right granted to holders of New United's Class C common stock under New United's certificate of incorporation);



- issue any options exercisable for Class B common stock (other than upon the exercise of certain options that have been assumed by New United or that are permitted under the terms of New United's certificate of incorporation);



- remove or replace its Chief Executive Officer, except in the case of one of four candidates pre-approved by Liberty;



- amend its charter or bylaws in a manner adverse to Liberty or the holders of Class B or Class C common stock or their affiliates;



- enter into a material transaction with a Founder or other affiliate of New United, excluding subsidiaries of New United and employee matters in the ordinary course of business;



- amend, alter or repeal any provision of United's charter that would be adverse to Liberty or its affiliates; or



- sell, assign, transfer or otherwise dispose of, or take any action in exercise of, or waive or amend any rights with respect to any debt securities issued or indebtedness incurred by UPC, or any of its subsidiaries, which debt is held by or which indebtedness is owed to New United.



If any issuance of the additional Class B common stock dilutes the voting power of the outstanding Class C common stock in New United by 10.0% or more (on an as-converted basis), Liberty will have the right to maintain its voting power by purchasing additional shares of Class C common stock at the same per share price as the Class B common stock per share issue price or by exchanging its Class A shares for Class C shares. At the option of the holder, each share of New United Class C common stock can be converted into one share of New United Class A common stock at any time and, upon the occurrence of certain conversion events, related to United's outstanding indebtedness, into one share of New United Class B common stock. If no conversion event has occurred by June 25, 2010, shares of Class C common stock may be converted into 1.645 shares of Class A common stock or, in some cases, 1.645 shares of Class B common stock which could result in the issuance of a substantial number of additional shares.



The terms of the Class C common stock are set out in the certificate of incorporation of New United. The form of the certificate of incorporation of New United is attached hereto as Appendix C.



STOCKHOLDERS AGREEMENT



At the closing of the merger, New United, Liberty and Liberty Global (together with their permitted transferees, the "Liberty Parties") and certain Founders, including Gene W. Schneider, United's Chief Executive Officer, Mark L. Schneider and various Schneider family trusts (such Founders together with their permitted transferees, the "Founder Parties") will enter into a stockholders agreement, the material terms of which include the following:



Limitations on Conversion. Until such time as the provisions of United's indenture that require United to offer to repurchase the bonds issued thereunder upon a change of control of United are rendered inapplicable

(either by redemption of the bonds, defeasance in accordance with the terms of the indenture, waiver or amendment) or such a change of control occurs, other than as a result of a breach of the standstill agreement by Liberty, the Liberty Parties will not convert any shares of New United Class C common stock into New United Class A common stock if, after giving effect to the conversion, the Liberty Parties would have more than 50.0% of the combined voting power of the New United Class A common stock and New United Class B common stock outstanding or would have more voting power than the New United Class A common stock and New United Class B common stock owned by the Founder Parties. This limitation on the Liberty Parties' right to convert will terminate if any person or group other than the Founders acquires either 50.0% of the total voting power of New United or more voting power than that held by the Founder Parties and will not apply to conversions made by the Liberty Parties in connection with sale or hedging transactions or any related pledges of their shares.



Change of Control Covenants. Subject to specified exceptions for governmental licenses, New United will not take or permit any action that would result in it being subject to any covenants restricting the ability of United, New United or any of their affiliates to effect a change of control, other than such covenants contained in United's indenture, unless any such change of control involving or caused by the action of any Liberty Party (other than a transfer of control, if control were obtained, by a Liberty Party to a third party) is exempted from the application and effects of any such restrictive covenants. New United will not take or permit any action to extend or perpetuate the existing change of control covenants beyond the maturity date of the bonds issued under its outstanding indenture.



Rights of First Offer. Subject to specified exceptions, which are summarized below, no Liberty Party may transfer any shares of New United Class B or Class C common stock, or convert any such shares to New United Class A common stock, unless it first offers the Founders the opportunity to purchase the shares, and no Founder Party may transfer any shares of New United Class B common stock, or convert any such shares to New United Class A common stock, unless it first offers the Liberty Parties the opportunity to purchase the shares. If either the Liberty Parties or the Founder Parties decline to exercise their right of first offer, then the party proposing to transfer shares of New United Class B or Class C common stock to a third party must convert the shares to New United Class A common stock immediately prior to such transfer, unless, in the case of a proposed transfer by the Founder Parties, the number of shares being transferred by all Founder Parties to the same transferee represents at least a majority of all shares of New United Class B common stock owned by the Founder Parties, their permitted transferees, and any other person that the Founder Parties have designated to purchase shares from the Liberty Parties pursuant to the Founder Parties' right of first offer. Prior to any event that permits the conversion of Class C common stock into Class B common stock, the number of shares that the Liberty Parties may transfer to a third party, when taken together with the number of shares of Class A common stock previously transferred to a third party following their conversion from Class B or Class C common stock, shall not exceed the number of shares of Class A common stock acquired after the closing of the merger from parties other than New United (including upon conversion of Class C common stock) and the Founder Parties, plus the number of shares of Class A common stock that the Liberty Parties receive in the merger upon conversion of any Class A common stock of United acquired after the execution and delivery of the merger agreement.



Permitted Transfers. The Liberty Parties and Founder Parties may transfer their shares to permitted transferees without having to first offer them to any other party. The Founder Parties' permitted transferees include other Founders, family members and heirs of the Founders and partnerships or trusts owned by or for the benefit of the Founders. The Liberty Parties' permitted transferees include Liberty and any entity controlled by Liberty. The parties may pledge their shares of New United Class B common stock in loan and hedging transactions; provided that the applicable pledgee does not become a registered holder of the shares and agrees to comply with the right of first offer provisions of the stockholders agreement, with shortened notice and exercise periods, in connection with any foreclosure on the pledged shares. Pledges of the Founders' shares that were in existence prior to May 25, 2001 are also allowed under the agreement. The stockholders agreement specifies some transactions that are not considered to be transfers for purposes of the agreement, and thus are generally not subject to the rights of first offer and other restrictions on transfer. Such transactions include: conversions of Class C common stock to Class B common stock or Class B or Class C common stock to Class A common stock, transfers pursuant to a tender or exchange offer approved by a majority of the New United board of directors, transfers by operation of law in connection a merger, consolidation, statutory share exchange or similar transaction involving New United, transfers pursuant to a liquidation approved by a majority of the New United board of directors and, in the case of Liberty, a transfer of (or control of) a Liberty Party which results in voting securities representing at least a majority of the outstanding voting power of such party or any ultimate parent entity of such party or its successor being beneficially owned by persons who prior to such transaction were beneficial owners of a majority of the outstanding voting power of the outstanding voting securities of Liberty (or any publicly traded class of voting securities of Liberty designed to track a specified group of assets or businesses), or who are control persons of any combination of the foregoing, as long as such ultimate parent entity of such transferred party becomes a party to the stockholders agreement and the standstill agreement with the same rights and obligations as Liberty.



Tag-Along Rights. If the Liberty Parties propose to transfer a majority of their shares of New United Class B and Class C common stock to persons other than permitted transferees, and the Founder Parties do not purchase such shares, then the Founder Parties will be entitled to transfer a proportionate amount of their shares of New United Class B common stock to the same purchaser on no less favorable terms. If the Founder Parties propose to transfer a majority of their shares of New United Class B common stock to persons other than permitted transferees, and the Liberty Parties do not purchase such shares, then the Liberty Parties will be entitled to transfer a proportionate amount of their New United Class A, Class B and/or Class C common stock to the same purchaser on no less favorable terms.



Drag-Along Rights. If the Founder Parties propose to transfer a majority of their New United Class B common stock to an unaffiliated third party that is not a permitted transferee, and the Liberty Parties do not purchase such shares, then the Founder Parties can require the Liberty Parties to transfer to the same transferee on terms no less favorable than those on which the Founder Parties transfer their shares, at the election of the Liberty Parties, either (i) all of their shares of New United Class B and Class C common stock, (ii) all of their New United common stock or (iii) a proportionate amount of each class of New United common stock that they own; provided that the Liberty Parties will be required to transfer all of their New United common stock if, in connection with the proposed transfer by the Founder Parties, Mr. Gene W. Schneider, G. Schneider Holdings, Co., The Gene W. Schneider Family Trust, Mr. Mark L. Schneider and The MLS Family Partnership LP propose to transfer all shares of New United common stock beneficially owned by them, which shares of common stock include shares of New United Class B common stock representing at least 40% of the greater of the number of shares of New United Class B common stock owned by them on the date of the stockholders agreement and the number of shares of United Class B common stock owned by them on June 25, 2000.



Exchange of Shares. New United will, on request, permit Liberty and its affiliates to exchange any shares of New United Class A common stock owned by them for shares of New United Class C common stock, or, following the conversion of Class C common stock, Class B common stock, on a one-for-one basis. New United will, upon request and subject to applicable laws, permit Liberty and its affiliates to exchange any shares of capital stock of UPC, and any other affiliate of New United (which shares were acquired from UPC or such affiliate), for shares of New United Class C common stock or, following the conversion of the Class C common stock, Class B common stock. Without limiting the generality of the foregoing, at anytime after UPC is entitled to convert shares of its Series 1 Convertible Preference Shares held by Liberty to UPC ordinary shares,
(i) Liberty will be entitled to exchange such shares for New United Class C common stock or, following the conversion of the Class C common stock, Class B common stock, and (ii) New United will be entitled to call such shares from Liberty in exchange for shares of New United Class C common stock or, following the conversion of the Class C Common stock, Class B common stock, provided such exchange is tax-free to Liberty, in either case on terms specified in the stockholders agreement.



Termination. The tag-along provisions and the drag-along provisions terminate on June 25, 2010, unless the stockholders agreement is terminated earlier. The stockholders agreement will terminate as to any Liberty Party or Founder Party the voting power of whose equity securities is reduced below 10% of the voting power of United such party held on June 25, 2000. The stockholders agreement will terminate in its entirety on the first to occur of (a) all of the Founders and their permitted transferees or Mr. Gene W. Schneider and Mr. Mark L. Schneider and their permitted transferees (other than the other Founders) holding less than 40% of the greater of the number of shares of New United Class B common stock owned by them on the date of the stockholders agreement and the number of shares of United Class B common stock owned by them on June 25, 2000 (assuming for such purpose that any shares transferred by such persons to a Liberty Party continue to be owned by such person) or (b) the transfer by the Founder Parties of a majority of their New United Class B common stock to one or more Liberty Parties or one or more unaffiliated third parties.



STANDSTILL AGREEMENT



At the closing of the Merger, New United, Liberty and Liberty Global will enter into a standstill agreement, the material terms of which include the following:



Limitation on Acquiring Securities. The Liberty Parties will not acquire common stock of New United in an amount that would cause their percentage of the total common stock of New United outstanding, on a fully-diluted basis, to exceed the greater of (a) the sum of (i) the percentage beneficially owned by them immediately after the closing of the transactions contemplated by the merger agreement, plus (ii) the percentage represented by any shares acquired by them from (x) other parties to the stockholders agreement, including New United, and
(y) from UPC pursuant to a release agreement, dated February 22, 2001, among UPC, United, Liberty and LMI, or the "UPC Release," plus (iii) the percentage represented by an additional 25 million shares; provided that the number determined by clauses (a)(i) and (a)(iii) shall not exceed 81%, and (b) the sum of 81% plus the percentage determined by clause (a)(ii)(x). Liberty will not solicit offers for New United from persons other than Liberty Parties or Founders or call a meeting of stockholders or seek amendments to New United's bylaws without the consent of New United's board of directors. Liberty will not be in breach of the restrictions on its maximum share ownership if its share ownership exceeds the maximum percentage specified solely because of any action taken by New United in respect of which no Liberty Party takes any action other than in its capacity as a holder of equity securities of New United, including, for example, a tender offer by New United to acquire shares of its common stock that Liberty elects not to accept or the issuance of a dividend by New United payable in cash or stock that the Liberty Parties elect to receive in stock.



Appraisal; Voting Rights. No Liberty Party will exercise appraisal rights as to any matter. Liberty will cause its shares to be present at meetings of New United stockholders so as to be counted for quorum purposes. Except for matters as to which Liberty or the directors elected by the holders of New United Class C common stock have approval rights under the New United certificate of incorporation, the standstill agreement, the stockholders agreement or the New United Covenant Agreement, or which, pursuant to the bylaws of New United are required to be approved by the board of directors prior to being submitted to the stockholders (in any such case, if such approval has not been obtained), Liberty will vote its shares of common stock on all matters submitted to a vote of stockholders, other than the election or removal of directors or a merger, sale or similar transaction involving New United, either as recommended by New United's board of directors or in the same proportion as all other holders of common stock of New United. Liberty will vote its shares of New United common stock against any merger, consolidation, recapitalization, dissolution or sale of all or substantially all of New United's assets not approved by New United's board of directors.



Until such time as the provisions of United's indenture that require United to offer to repurchase the bonds issued thereunder upon a change of control of United are rendered inapplicable (either by redemption of the applicable bonds, defeasance in accordance with the terms of the indenture, waiver or amendment) or such a change of control occurs, other than as a result of a breach of the standstill agreement by Liberty, Liberty will vote its shares in the election of directors in its sole discretion.



Following such time (unless, in the case of the occurrence of a change of control as to which a defeasance or waiver of the change of control restrictions has not occurred, more than $200 million remains outstanding under our indenture), Liberty will be entitled to nominate four members of New United's board of directors or, if greater, a number equal to at least 33 1/3% of New United's board of directors, and the Founder Parties will be entitled to nominate the same number of directors. New United's board of directors will nominate the remaining members of the board of directors. The Liberty Parties will then be obligated to vote their shares of common stock of New United in favor of such nominees to the board of directors and, unless requested to do so by the Founders, will not vote to remove any board members nominated by the Founders except for cause.



Limitations on Issuing High Vote Securities. New United will not issue any New United Class B common stock or other equity security having more votes per share than New United Class A common stock, or rights to acquire any such securities, other than to Liberty Parties and their controlled affiliates, except that New United may issue up to an aggregate of 3 million shares of New United Class B common stock upon exercise of options outstanding at the time of the closing of the Merger or subsequently issued options, and New United may, on a majority vote of its board of directors, issue preferred stock convertible into New United Class B common stock (but with no other conversion rights, no voting rights other than as are customary in preferred stocks and no special rights), provided that such preferred stock cannot be so converted prior to such time as United is no longer subject to the change of control provisions of the indentures described above, and the total number of shares of New United Class B common stock issuable upon conversion of such options and preferred stock must be less than the number of shares that would, if issued after such time as United is no longer subject to such change of control provisions in such indentures, entitle the Liberty Parties to exercise the purchase rights described below.



Limitations on Transfer. No Liberty Party may transfer any equity securities of New United, unless the transfer is (i) to Liberty or a controlled affiliate of Liberty that is or becomes a party to the standstill agreement, (ii) to one or more underwriters in connection with a public offering (iii) to one or more Founders or purchasers designated thereby pursuant to the right of first offer provisions of the stockholders agreement, provided that any such transferee, if other than a Founder, becomes subject to the stockholders agreement and, if other than a Founder or permitted transferee of a Founder, the standstill agreement, (iv) pursuant to the tag-along and drag-along provisions of the stockholders agreement, (v) otherwise made in accordance with the provisions of the stockholders agreement; provided that if the transfer is to a non-affiliate, the transferring Liberty Party has no reason to believe that any person or group would obtain more than ten percent of New United's voting power in the election of directors as a result of the transfer. The Liberty Parties may pledge their equity securities to financial institutions in connection with loan and hedging transactions that comply with the stockholders agreement.



Offers for New United. If any person makes an offer to (i) acquire equity securities of New United from New United or one or more of its stockholders by public offer, (ii) acquire all or substantially all of New United's assets or
(iii) effect a merger, consolidation, share exchange or similar transaction, New United will give Liberty notice of such offer promptly upon receipt thereof, or, if giving such notice would violate any applicable law or agreement, promptly after public announcement of such offer. In no event will New United give Liberty notice of such an offer less than 10 days prior to accepting it. If New United does not reject such an offer within 5 days, then any Liberty Party or its affiliates may propose a competing offer to New United's board of directors, and the board of directors will in the exercise of its fiduciary duties consider in good faith waiving any provision of the standstill agreement that would restrict actions that might be taken by a Liberty Party or its affiliates in support of such a competing offer.



If New United proposes to sell all or substantially all of its assets, effect a merger, consolidation, share exchange or similar transaction or issue New United Class B common stock in an amount that would not trigger Liberty's purchase rights described below, then New United will give Liberty notice of such proposal and will give Liberty an opportunity to propose an alternative transaction to New United's board of directors.



Purchase Right. If, following such time as United is no longer subject to the change of control provisions of the indentures described above under "Appraisal; Voting Rights," New United issues equity securities having more votes per share than the New United Class A common stock and such issuance, together with any prior issuance of high vote securities as to which the Liberty Parties did not have purchase rights, results in the voting power of the Liberty Parties' equity securities being reduced below 90% of their voting power prior to such issuance or the first such issuance, the Liberty Parties will be entitled to acquire a number of additional shares of New United Class B common stock from New United that would restore the Liberty Parties' voting power to 100% of what it was prior to such issuance or the first such issuance (whichever is greater). Liberty may acquire such New United Class B common stock by purchasing it from New United for cash or other form of consideration acceptable to New United and/or by exchanging shares of New United Class A common stock on a one-for-one basis. The Liberty Parties will not be entitled to the foregoing purchase rights in respect of any issuance of New United Class B common stock in an amount such that, immediately following such issuance, the persons who were holders of equity securities immediately prior to such issuance then hold less than 30% of the voting power of New United's outstanding equity securities in the election of directors generally.



Preemptive Right. If, at any time after the signing of the standstill agreement, New United proposes to issue any New United Class A common stock or rights to acquire New United Class A common stock, the Liberty Parties will have the right, but not the obligation, to purchase a portion of such issuance sufficient to maintain their then existing equity percentage in New United on terms at least as favorable as those given to any third party purchasers. This preemptive right will not apply to (i) the issuance of New United Class A common stock or rights to acquire New United Class A common stock in connection with the acquisition of a business from a third party not affiliated with New United or any Founder that is directly related to the then existing business of New United and its subsidiaries, (ii) the issuance of options to acquire New United Class A common stock to employees pursuant to employee benefit plans approved by New United's board of directors (such options and all shares issued pursuant thereto not to exceed 10% of New United's outstanding common stock), (iii) equity securities issued as a dividend on all equity securities or upon a subdivision or combination of all outstanding equity securities, or (iv) equity securities issued upon the exercise of rights outstanding as of the closing of the merger or as to the issuance of which the Liberty Parties had the right to exercise their preemptive rights.



Termination. The standstill agreement will terminate on June 25, 2010, except for the restrictions on New United's ability to issue additional high vote securities and the Liberty Parties' purchase and preemptive rights; provided that the Agreement will terminate in its entirety upon termination of the stockholders agreement.



STOCKHOLDER AND STANDSTILL AGREEMENTS IF THE MERGER AGREEMENT IS TERMINATED



The merger agreement provides that if the merger agreement is terminated prior to the merger being consummated, then the parties will negotiate in good faith to enter into a stockholders agreement and a standstill agreement similar to the stockholders agreement and standstill agreement described above, as if all references therein to New United were references to United and all references to New United Class C common stock were references to United Class B common stock; except that (a) the maximum percentage of United common stock that Liberty and its controlled affiliates will be permitted to acquire under such standstill agreement, on a fully diluted basis, will be limited to the sum of (i) the percentage beneficially owned by them immediately after the execution and delivery of the merger agreement (including that represented by the shares of United Class A common stock purchased by a subsidiary of Liberty from United on December 3, 2001), plus (ii) the percentage represented by any shares acquired by them from (x) other parties to the stockholders agreement, including United, and (y) pursuant to the UPC Release, plus (iii) the percentage represented by an additional 20 million shares; and (b) 11,972,048 of the shares of United Class A common stock acquired by Liberty on December 3, 2001 and any shares of United Class A common stock acquired by Liberty and its controlled affiliates in reliance on clause (iii) above will not be exchangeable for shares of United Class B common stock pursuant to the exchange rights provided for in the stockholders agreement.



NEW UNITED COVENANT AGREEMENT



New United has agreed that, without the consent of Liberty, it will not:



- enter into any contract that purports to be binding on Liberty or its affiliates;



- enter into any material contract with respect to which an act or omission by Liberty or its affiliates that would result in a default or cancellation, or give rise to a repayment obligation or a loss of a material benefit;

- enter into any contract between itself and its subsidiaries, on the one hand, and us and our subsidiaries, on the other;



- transfer, pledge or otherwise dispose of the Belmarken notes to any affiliate of New United; or



- amend the provision of its bylaws that requires approval by the board of directors or a board committee of expenditures exceeding $10 million.



New United will also provide Liberty with certain financial information for use by Liberty in connection with the preparation of its financial statements.


REGISTRATION RIGHTS AGREEMENTS


Liberty will enter into a registration rights agreement with New United at the closing providing Liberty and its affiliates certain registration rights with respect to securities of New United owned by them. The Founders will enter into an identical registration rights agreement with New United and will terminate their existing registration rights agreement with United. These registration rights will include "demand" rights and "piggyback" rights.



Under the terms of its registration rights agreement, Liberty will be entitled to demand up to five registrations with respect to securities of New United or any successor entity now owned or hereafter acquired by Liberty or its affiliates provided the securities to be registered in any such registration equal a minimum of the lower of 10.0% of the number of New United shares beneficially owned by Liberty immediately after giving effect to the merger, or all of the New United securities owned by Liberty. The Founders will be entitled to demand up to five registrations with similar minimum requirements. Neither Liberty nor the Founders may make more than two demands for registration in any 12 month period and New United, subject to certain limitations, may preempt and in certain instances postpone registration of securities owned by Liberty or the Founders, or an offering of securities registered under a shelf registration. Liberty and the Founders may demand that the securities they own be offered and sold on a continuous or delayed basis in accordance with relevant securities laws. New United will agree to use its reasonable best efforts to cause each registration statement to remain effective for such a period, not to exceed 180 days (or two years, in the case of a shelf registration), as may be reasonably necessary to effect the sale of the securities. Each registration rights agreement will also provide that a registration will not count as a demand registration until it has become effective and at least 90.0% of the New United securities requested to be included in such registration have been registered and sold. New United will use its reasonable best efforts to permit a period of at least 180 consecutive days during which a demand registration may be effected or an offering of securities may be effected under an effective shelf registration.



Each registration rights agreement will also provide Liberty and the Founders unlimited "piggyback" rights for New United securities owned by them. "Piggyback" rights will permit Liberty and the Founders to include the New United securities they own in New United's registration of other securities. Such piggyback rights will be subject to cutback by the underwriters involved in such registration, priority of the party initiating the registration and certain lockup limitations. Each registration rights agreement will also limit New United from granting other piggyback registration rights superior to Liberty's and the Founders' rights.



Although New United will be responsible for all expenses incurred in connection with any registration, New United will not be responsible for applicable underwriting discounts, selling commissions or stock transfer taxes. Each registration rights agreement will also include customary indemnification and contribution provisions.



FOUNDERS AGREEMENT FOR UNITED



At the closing of the merger, certain Principals will enter into a founders agreement that sets forth the manner by which holders of United's Class A common stock will select one-half of the members of United's board of directors for so long as such stock remains outstanding. The founders agreement will also regulate the voting of the Class A common stock on other matters, and put in place restrictions on the transfer of its Class A common stock.

             CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES



NATURE OF DISCUSSION



The discussion in this section summarizes certain United States Federal income tax consequences of the transaction that we believe may be material to a typical holder of United common or preferred stock, each of which we refer to as a "Holder" and as further limited below. The discussion is intended to provide general information only; it is not a complete technical analysis or a listing of all potential tax effects to a particular Holder. The discussion is directed only to Holders who hold their United stock as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, or the "Code." The discussion does not include the potential effects of state, local and foreign tax laws on Holders, and it is impracticable to comment on all aspects of United States federal income tax that may affect a particular holder. Further, the tax consequences to a Holder may vary depending on the Holder's particular situation or status. Certain types of Holders (including insurance companies, tax-exempt organizations, mutual funds, retirement plans, financial institutions, dealers in securities or foreign currency, persons who hold their United stock as part of a straddle, hedge, conversion, synthetic security, or constructive sale transaction for United States Federal income tax purposes or who have a functional currency other than the United States dollar, investors in pass-through entities, traders in securities who elect to mark-to-market, certain expatriates, and Holders who are not U.S. citizens or residents, domestic corporations or partnerships, or U.S. trusts or estates) may be subject to tax rules that are not discussed herein or that differ significantly from the rules summarized below. Accordingly, each Holder is urged and expected to consult with his or her individual tax advisor to consider all of the tax effects (including the effects of applicable state, local and foreign laws) that the transaction may have on the Holder.



LAW SUBJECT TO CHANGE



The discussion in this section is based on the current provisions of the Code, the applicable Treasury Regulations, or the "Regulations," and public administrative and judicial interpretations of the Code and Regulations. All of these provisions and interpretations are subject to change, and such changes can be applied retroactively. Accordingly, future changes in these provisions and interpretations could affect the validity of the following discussion.



NO RULING



Neither United nor New United has not sought and will not seek any ruling from the Internal Revenue Service, or the "IRS," with respect to United States federal income tax consequences of the transaction. United expects to receive an opinion from its tax advisor that the transaction will qualify as tax free under
Section 351 of the Code. The opinion of the tax advisor will be subject to certain assumptions and conditions, including the accuracy of certain representations made by New United. The matters described in this section and in the opinion are not free from doubt. The IRS could take positions concerning the tax consequences of the transaction that are different from those set forth in the opinion and this section, and a court could sustain any such IRS positions.



EFFECT OF THE TRANSACTION ON UNITED AND NEW UNITED



Neither United nor New United is expected to recognize any gain or loss directly as a result of the transaction. However, the transaction may result in the realization of substantial COD income by UPC. Depending on UPC's positive current year earnings and profits, the amount of passive income recognized by UPC, and UPC's quarterly average amount of investments in U.S. property during the tax year in which such COD income is realized, United may recognize a deemed dividend based on its proportionate ownership in UPC as of December 31 of the calendar year that includes the transaction's closing date. United intends to take actions to minimize the amount of any such deemed dividend.

In addition, the transaction may result in United undergoing an "ownership change" as defined in Section 382 of the Code, which could limit United's ability to utilize existing net operating losses to offset future income or gain recognized by United.



For U.S. income tax purposes, New United and United will not file as part of a consolidated group, because New United will not have the requisite control of United to permit consolidation.



EFFECT OF THE TRANSACTION ON HOLDERS OF UNITED COMMON STOCK AND UNITED PREFERRED STOCK WHO PARTICIPATE IN THE MERGER



The steps of the transaction are expected to be treated as a single exchange for United States federal income tax purposes, and that exchange is expected to qualify for tax-free treatment under Section 351 of the Code. Assuming the transaction so qualifies and except with respect to Holders of United stock who exercise dissenters' rights in the transaction (i) Holders of United common stock whose shares are converted into New United common stock in the transaction will not recognize gain or loss as a result of the conversion (except to the extent of any cash received for fractional shares), (ii) Holders of United preferred stock whose shares are converted into shares of New United common stock in the transaction will not recognize gain or loss as a result of the conversion (except to the extent of any cash received for fractional shares),
(iii) in the case of any Holder who holds only one class of United stock (common or preferred) with a single basis and holding period, the Holder's holding period and basis applicable to the shares of New United common stock received in the transaction will be the same as the Holder's holding period and basis applicable to the shares of United stock, that were converted in the transaction (less any basis allocable to fractional shares for which cash was received), and
(iv) in the case of any Holder of more than one class of United stock (common or preferred), or any Holder with varying basis or holding periods in a single class of stock, (a) the aggregate basis applicable to the shares of New United stock received in the transaction will be the same as the aggregate basis applicable to the shares of United stock that were converted in the transaction (reduced by any basis allocable to a fractional share interest in New United common stock for which cash is received), and (b) the holding period applicable to each share of New United common stock received in the transaction will be a split holding period, based on the holding periods of each proportionate part of the United shares that were deemed converted into the New United common shares in the transaction. A Holder who receives cash in lieu of fractional shares will recognize gain (or loss) to the extent the cash received is greater (or less) than the Holders' basis allocable to the fractional shares. Any such gain or loss will be long-term capital gain or loss of the holding period attributable to the fractional shares is longer than one year.



EFFECT OF THE TRANSACTION ON HOLDERS OF UNITED COMMON OR PREFERRED STOCK WHO DISSENT FROM THE MERGER



Except as described below with respect to certain Holders that exercise dissenters' rights in the transaction and who actually or constructively, through the application of certain attribution rules, own shares of New United immediately following the merger, any holder of United common or preferred stock who dissents from the merger and receives cash in redemption of all of his or her shares will recognize gain or loss measured by the difference between the amount of cash received and the amount of the Holder's aggregate basis in his or her United common and preferred stock. Any such gain or loss will be taxed as capital gain (or loss) and, if the Holder has held his or her common or preferred shares for more than one year on the effective date of the exchange, as long-term capital gain (or loss).



If a Holder of United stock dissents as to part but not all of his or her shares of United stock, or if a Holder of United stock that exercises dissenters rights constructively owns, through the application of certain attribution rules, shares of New United stock immediately following the merger, his or her receipt of consideration as a dissenter may be treated as a dividend to the extent of the cash received. Furthermore, the basis rules discussed above may not apply to such shareholders. Any Holder in such situation is urged and expected to consult with his or her individual tax advisor to consider the tax effects of this type of situation.



THE DISCUSSION ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY. IT DOES NOT ADDRESS THE STATE, LOCAL, OR FOREIGN TAX ASPECTS OF THE MERGER. THE DISCUSSION IS BASED ON CURRENTLY EXISTING PROVISIONS OF THE CODE, EXISTING

AND PROPOSED TREASURY REGULATIONS THEREUNDER AND CURRENT ADMINISTRATIVE RULING AND COURT DECISIONS. ALL OF THE FOREGOING ARE SUBJECT TO CHANGE AND ANY SUCH CHANGE COULD AFFECT THE CONTINUING VALIDITY OF THE DISCUSSION. EACH UNITED SHAREHOLDER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO HIM OR HER INCLUDING THE APPLICATION AND EFFECT OF FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS.

                     CHAPTER III -- THE MEETING AND VOTING


                                       , 2002


                             10:00 A.M., LOCAL TIME



This proxy statement/prospectus is furnished to you in connection with the solicitation of proxies by our board of directors in connection with our proposed merger and stock option plan amendments.


TIME AND PLACE; PURPOSE


A special meeting of stockholders will be held at 10:00 a.m., local time, on
            , 2002, at the           ,           , Denver, Colorado. At the
meeting, our stockholders will be asked to consider and vote upon: (i) the approval and adoption of the merger agreement; (ii) the approval of the 1993 Stock Option Plan amendment proposal; (iii) the approval of the 1998 Stock Option Plan amendment proposal, and (iv) such other business as may properly come before the special meeting. Pursuant to the merger agreement, we will merge with a subsidiary of New United and New United will become our majority shareholder. In connection with the merger, you will receive stock in New United. Following the merger, Liberty will contribute to New United the Belmarken notes, the Liberty UPC bonds, and $200.0 million of cash. In exchange for its contributions to New United, Liberty will receive approximately 281.4 million shares (subject to certain adjustments) of New United Class C common stock.



This proxy statement/prospectus and the accompanying form of proxy are first
being mailed to our stockholders on or about             , 2001. If we do not
close the transactions contemplated by the merger agreement with Liberty, your deadline for submitting shareholder proposals for inclusion in our proxy
statement and form of proxy for our next annual meeting is      ,           .
After      ,           , any notice of a shareholder proposal is considered
untimely.


VOTING RIGHTS; RECORD DATE


Our board of directors has fixed the close of business on             , 2001, or
the "Record Date," as the record date for the determination of holders of common stock entitled to receive notice of and to vote at the meeting. Accordingly, only holders of record of shares of common stock at the close of business on the Record Date are entitled to notice of and to vote at the meeting. At the close of business on the Record Date, we had outstanding and entitled to vote at the
meeting           shares of Class A common stock and           shares of Class B
common stock. The Class A common stock and Class B common stock vote together as a single class on all matters, except where otherwise required by the Delaware General Corporation Law. Each share of Class A common stock has one vote and each share of Class B common stock has ten votes on each matter on which holders of such shares of such classes are entitled to vote at the meeting. As of
            , 2001, we had           and           record holders of our Class A
common stock and Class B common stock, respectively.



The presence, in person or by proxy, of the holders of a majority of the combined voting power of the outstanding shares of common stock entitled to vote is necessary to constitute a quorum at the meeting. The affirmative vote of a majority of the combined voting power of the outstanding shares of common stock is required to approve and adopt the merger agreement. The affirmative vote of holders of a majority of the combined voting power of United's Class A common stock and Class B common stock as of the record date, represented in person or by proxy at the special meeting of stockholders is required to approve the 1993 Stock Option plan amendment proposal and the 1998 Stock Option Plan amendment proposal.


PROXIES

All shares of common stock represented by properly executed proxies received prior to or at the meeting, and not revoked, will be voted in accordance with the instructions indicated in such proxies. If no specific instructions are given with respect to the matters to be acted upon at the meeting, shares of common stock

                                      III-1
represented by a properly executed proxy will be voted FOR the merger agreement proposal and the 1993 Stock Option plan amendment proposal and the 1998 Stock Option Plan amendment proposal. The merger agreement proposal, the 1993 Stock Option Plan amendment proposal and the 1998 Stock Option Plan amendment proposal are the only matters to be acted upon at the meeting. A properly executed proxy marked "ABSTAIN," although counted for purposes of determining whether there is a quorum and for purposes of determining the aggregate voting power and number of shares represented and entitled to vote at the meeting, will not be voted and will have the same effect as a vote cast against the proposal to which such instruction is indicated. Shares represented by "broker non-votes" (i.e., shares held by brokers or nominees which are represented at the meeting but with respect to which the broker or nominee is not empowered to vote on a particular proposal) will also be counted for purposes of determining whether there is a quorum at the meeting but will have the same effect as a vote cast against the adoption of each proposal for which the broker or nominee is not empowered to vote.


A stockholder may revoke his or her proxy at any time prior to its use by delivering to our Secretary a signed notice of revocation or a later dated signed proxy or by attending the meeting and voting in person. Attendance at the meeting will not in itself constitute the revocation of a proxy. Any written notice of revocation or subsequent proxy should be sent or hand delivered so as to be received by UnitedGlobalCom, Inc., 4643 South Ulster Street, Suite 1300, Denver, Colorado 80237, Attention: Secretary, at or before the vote to be taken at the meeting.

The cost of solicitation of proxies will be paid by us. In addition to solicitation by mail, our officers and employees may solicit proxies by telephone, telegram, or by personal interviews. Such persons will receive no additional compensation for such services. Brokerage houses, nominees, fiduciaries and other custodians will be required to forward soliciting material to the beneficial owners of shares held of record by them and will be reimbursed for the reasonable expenses in connection therewith.


VOTING ARRANGEMENTS



As of the record date, the holders of   % of the outstanding shares of Class A
common stock and   % of the outstanding shares of Class B common stock, together
having   % of the total vote, have agreed to vote in favor of the merger agreement proposal and the 1993 Stock Option Plan amendment proposal and the
1998 Stock Option Plan amendment proposal. As of           , 2001, we had
approximately      and      holders of our Class A common stock and Class B
common stock, respectively.


APPRAISAL RIGHTS


Under Delaware law, record holders of our Class B common stock who do not vote in favor of the approval and the adoption of the merger agreement and record holders of our Series B preferred stock, Series C preferred stock and Series D preferred stock may exercise appraisal rights by delivering to us a demand in writing for the appraisal of such shares at a fair value. Stockholders who elect to exercise appraisal rights must comply strictly with all of the procedures set forth in Section 262 of the Delaware General Corporation Law to preserve those rights. Holders of our Class A common stock will not have appraisal rights.



Section 262 of the Delaware General Corporation Law sets forth the required procedure a stockholder seeking appraisal must follow. The procedural rules are specific. Failure to comply with the procedural rules may cause you to lose your appraisal rights. Please review Section 262, a copy of which is attached as Appendix D to this proxy statement/prospectus, for the complete procedure. We will not give you any notice of your appraisal rights other than as described in this proxy statement/prospectus and as required by Delaware law.



YOU SHOULD NOT SEND IN ANY CERTIFICATES REPRESENTING OUR COMMON OR PREFERRED STOCK. FOLLOWING THE EFFECTIVE TIME OF THE MERGER, IF APPLICABLE, YOU WILL RECEIVE INSTRUCTIONS FOR THE SURRENDER AND EXCHANGE OF YOUR UNITED STOCK.


                                      III-2

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON



Prior to the merger, one or more of the Principals will purchase 1,500 shares of our Series E preferred stock for a per share purchase price equal to 1/1,500th of the product (rounded up to the nearest cent) of (a) the lesser of (1) $5.00 and (2) the average market price of our Class A common stock as of the closing date, multiplied by (b) a number equal to (1) the quotient of X divided by Y minus (2) X. For purposes of the foregoing, "X" shall be equal to the aggregate number of shares of our common stock issued and outstanding immediately prior to the closing and "Y" shall be equal to 0.995049505. As a result of the merger, all of the shares of our Series E preferred stock will convert into 1,500,000 shares of our Class A common stock as the surviving entity in the merger. As the holder of our Class A common stock following the merger, one or more of our Principals will be entitled to elect four of our eight directors.



SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF UNITED



The following table sets forth as of December 3, 2001, certain information concerning the ownership of United common stock of all classes by (i) each stockholder who is known by us to own beneficially more than 5.0% of the outstanding United Class A common stock or United Class B common stock at December 3, 2001, (ii) each of our directors, (iii) each of our named executive officers, and (iv) all of our directors and named executive officers as a group. Shares of United Class B common stock are convertible immediately into shares of United Class A common stock on a one-for-one basis, and accordingly, holders of our Class B common stock are deemed to be owners of the same number of shares of our Class A common stock and are reflected as such in the table. The ownership information includes shares of common stock that may be acquired within 60 days of December 3, 2001, through stock options and convertible securities.



Shares issuable within 60 days upon exercise of options, conversion of convertible securities, exchange of exchangeable securities or upon vesting of restricted stock awards are deemed to be outstanding for the purpose of computing the percentage ownership and overall voting power of persons beneficially owning the securities, but have not been deemed to be outstanding for the purpose of computing the percentage ownership or overall voting power of any other person. So far as we know, the persons indicated below have sole voting and investment power with respect to the shares indicated as owned by them, except as otherwise stated below and in the notes to the table. The number of shares indicated as owned by Gene W. Schneider, Michael T. Fries, and Mark L. Schneider, each one of our named executive officers, and by Ms. Wildes, one of our directors, includes interests in shares held by the trustee of our defined contribution 401(k) plan, or the "401(k) Plan" as of December 31, 2000. The shares held by the trustee of our 401(k) Plan for the benefit of these persons are voted at the discretion of the trustee.



Upon the execution of the merger agreement, Liberty and the Founders became subject to the stockholders and standstill arrangement that applies prior to the closing of the merger (or in the event the merger agreement is terminated) and is described above under the caption "Proposal 1: The Merger Agreement -- The Merger Agreement and Related Agreements, Standstill Agreement." The Founders and Liberty are not deemed to have beneficial ownership of any voting securities of the other under the pre-closing arrangement described in the merger agreement. Certain Founders are deemed to have beneficial ownership of other Founders' voting securities under a stockholders agreement dated as of April 13, 1993.




                                      III-3

                                      BENEFICIAL OWNERSHIP OTHER THAN
                                     DEEMED BENEFICIAL OWNERSHIP AS A
                                        RESULT OF THE STOCKHOLDERS'
                                                 AGREEMENT
                                   -------------------------------------
                                           CLASS A COMMON STOCK
                                                    AND
                                           CLASS B COMMON STOCK
                                   -------------------------------------
                                                 PERCENT OF   PERCENT OF
                                     NUMBER      NUMBER OF      TOTAL
        BENEFICIAL OWNER            OF SHARES    SHARES(1)     VOTE(1)
---------------------------------  -----------   ----------   ----------
Gene W. Schneider(3)(4)..........   6,295,235       5.6%        18.8%
Curtis W. Rochelle(3)(5).........   2,418,525       2.2%         7.3%
Mark L. Schneider(3)(6)..........     400,863         *            *
Albert M. Carollo(3)(7)..........     329,503         *            *
John F. Riordan(8)...............   1,550,859       1.4%         1.9%
Tina M. Wildes(9)................     664,530         *          1.6%
Michael T. Fries(10).............     664,102         *            *
John P. Cole(11).................     214,999         *            *
Lawrence J. DeGeorge(12).........     237,083         *            *
John C. Malone(13)...............      60,832         *            *
Charles H. R. Bracken............           -         -            -
All directors and executive
 officers as a group (11
 persons)........................  12,169,990      10.7%        30.0%
Liberty Media Corporation(14)....  23,013,354      20.6%        39.5%
The Gene W. Schneider Family
 Trust(15).......................     400,000         *          1.5%
The MLS Family Partnership
 LLLP(16)........................     666,541         *          1.5%
AXA Financial, Inc., Mutuelles
 AXA as a group, AXA and their
 subsidiaries(17)................   8,635,521       7.7%         3.1%
Capital Research and Management
 Company(18).....................  11,546,120      10.4%         4.1%
Gabelli Group(19)................   8,442,556       7.6%         3.0%
Smith Barney Fund
 Management LLC
 ("SB Fund") and
 parent entities(20).............  11,374,522      10.2%         4.0%


                                           BENEFICIAL OWNERSHIP, INCLUDING DEEMED BENEFICIAL OWNERSHIP
                                                   AS A RESULT OF THE STOCKHOLDERS' AGREEMENT
                                   ---------------------------------------------------------------------------
                                                                                           PERCENTAGE OF ALL
                                                                                              OUTSTANDING
                                     CLASS A COMMON STOCK       CLASS B COMMON STOCK         COMMON STOCK
                                   ------------------------   ------------------------   ---------------------
                                                 PERCENT OF                 PERCENT OF   PERCENT OF   PERCENT
                                     NUMBER      NUMBER OF      NUMBER      NUMBER OF    NUMBER OF    OF TOTAL
        BENEFICIAL OWNER            OF SHARES    SHARES(2)     OF SHARES    SHARES(1)    SHARES(1)    VOTE(1)
---------------------------------  -----------   ----------   -----------   ----------   ----------   --------
Gene W. Schneider(3)(4)..........  10,543,974      10.3%       8,729,040      45.9%         9.4%       31.4%
Curtis W. Rochelle(3)(5).........  10,543,974      10.3%       8,729,040      45.9%         9.4%       31.4%
Mark L. Schneider(3)(6)..........  10,543,974      10.3%       8,729,040      45.9%         9.4%       31.4%
Albert M. Carollo(3)(7)..........  10,543,974      10.3%       8,729,040      45.9%         9.4%       31.4%
John F. Riordan(8)...............   1,550,859       1.5%         410,000       2.2%         1.4%        1.9%
Tina M. Wildes(9)................     664,530         *          416,956       2.2%           *         1.6%
Michael T. Fries(10).............     664,102         *           91,580         *            *           *
John P. Cole(11).................     214,999         *                -         -            *           *
Lawrence J. DeGeorge(12).........     237,083         *                -         -            *           *
John C. Malone(13)...............      60,832         *                -         -            *           *
Charles H. R. Bracken............           -         -                -         -            *           *
All directors and executive
 officers as a group (11
 persons)........................  12,869,838      12.6%       8,837,576      46.4%        11.3%       32.4%
Liberty Media Corporation(14)....  23,013,354      22.7%       9,859,336      51.8%        20.6%       39.5%
The Gene W. Schneider Family
 Trust(15).......................  10,543,974      10.3%       8,729,040      45.9%         9.4%       31.4%
The MLS Family Partnership
 LLLP(16)........................  10,543,974      10.3%       8,729,040      45.9%         9.4%       31.4%
AXA Financial, Inc., Mutuelles
 AXA as a group, AXA and their
 subsidiaries(17)................   8,635,521       8.5%               -         -          7.7%        3.1%
Capital Research and Management
 Company(18).....................  11,546,120      11.4%               -         -         10.4%        4.1%
Gabelli Group(19)................   8,442,556       8.3%               -         -          7.6%        3.0%
Smith Barney Fund
 Management LLC
 ("SB Fund") and
 parent entities(20).............  11,374,522      11.2%               -         -         10.2%        4.0%


------------

  * Less than 1%.



 (1)The figures for the percent of number of shares and percent of total vote are based on 92,431,741 shares of United Class A common stock (after elimination of shares of United held in treasury and by its subsidiaries) and 19,027,134 shares of United Class B common stock outstanding on December 3, 2001. In determining the percent of vote, each share of United Class A common stock has one vote per share and each share of United Class B common stock has 10 votes per share.



 (2)The figures for the percent of number of shares in this column are based on 92,431,741 shares of United Class A common stock (after elimination of shares of United held in treasury and by its subsidiaries) outstanding on December 3, 2001 and 8,729,040 shares of United Class B common stock held by parties to the Stockholders' Agreement as if converted into an equal number of shares of United Class A common stock.



 (3)The address of Messrs. G. Schneider, Rochelle, M. Schneider and Carollo is c/o UnitedGlobalCom, Inc., 4643 South Ulster Street, Suite 1300, Denver, Colorado 80237.



 (4)Includes 808,159 shares of United Class A common stock that are subject to presently exercisable options and 3,637 shares of United Class A common stock held by the trustee of United's 401(k) Plan for the benefit of Mr. Schneider. Also includes 4,806,728 shares of United Class B common stock of which 3,063,512 shares are owned by the G. Schneider Holdings Co. (c/o UnitedGlobalCom, Inc., 4643 South Ulster Street, Suite 1300, Denver, Colorado 80237). In addition, includes 256,541 shares of United Class A common stock and 410,000 shares of United Class B common stock held by the MLS Family Partnership LLLP, or the "MLS Partnership," of which Mr. Schneider is a co-trustee of the

                                      III-4
    trust that is the general partner of the MLS Partnership. The fourth through ninth columns also include 420,664 shares of United Class A common stock, 315,763 shares of United Class A common stock subject to presently exercisable options, and 3,512,312 shares of United Class B common stock owned by other parties to the Stockholders' Agreement.



 (5)Includes 107,083 shares of United Class A common stock that are subject to presently exercisable options. Also includes 222,368 shares of United Class B common stock and 142,134 shares of United Class A common stock owned by the Marian H. Rochelle Revocable Trust of which Mr. Rochelle's spouse Marian Rochelle is the trustee (Box 996, Rawlins, Wyoming 82301) and 1,796,940 shares of United Class B common stock and 150,000 shares of United Class A common stock owned by the Rochelle Limited Partnership of which the Curtis Rochelle Trust is the general partner and Mr. Rochelle is the trustee of said Trust. The fourth through ninth columns include 76,912 shares of United Class B common stock owned by Kathleen Jaure (Box 321, Rawlins, Wyoming 82301), and 66,912 shares of United Class B common stock owned by Jim Rochelle (Box 967, Gillette, Wyoming 82717) that are excluded from column one. The fourth through ninth columns also include 398,898 shares of United Class A common stock, 1,016,839 shares of United Class A common stock subject to presently exercisable options, and 6,709,732 shares of United Class B common stock owned by other parties to the Stockholders' Agreement (including Kathleen Jaure and Jim Rochelle).



 (6)Includes 101,597 shares of United Class A common stock that are subject to presently exercisable options and 1,844 shares of United Class A common stock held by the trustee of United's 401(k) Plan for the benefit of Mr. Schneider. Also includes 170,736 shares of United Class B common stock owned by Mr. Schneider. The fourth through ninth columns also include 562,482 shares of United Class A common stock, 1,022,325 shares of United Class A common stock subject to presently exercisable options, and 8,558,304 shares of United Class B common stock owned by other parties to the Stockholders' Agreement.



 (7)Includes 107,083 shares of United Class A common stock that are subject to presently exercisable options and 222,420 shares of United Class B common stock owned by the Carollo Company. The fourth through ninth columns include 222,412 shares of United Class B common stock owned by Albert & Carolyn Company, 222,412 shares of United Class B common stock owned by the James R. Carollo Living Trust and 111,200 shares of United Class B common stock owned by the John B. Carollo Living Trust that are excluded from column one. The fourth through ninth columns also include 691,012 shares of United Class A common stock, 1,016,839 shares of United Class A common stock subject to presently exercisable options, and 8,506,620 shares of United Class B common stock owned by other parties to the Stockholders' Agreement (including the Albert & Carolyn Company, James R. Carollo Living Trust and the John B. Carollo Living Trust). The address of Albert & Carolyn Company and the John
    B. Carollo Living Trust is c/o Sweetwater Television Co., P.O. Box 8, 602 Broadway, Rock Springs, Wyoming 82901. The address of the James R. Carollo Living Trust is 32395 Highlands Road, Steamboat Springs, Colorado 80477.



 (8)Includes 102,135 shares of United Class A common stock that are subject to presently exercisable options and 748,903 shares of United Class A common stock owned by Riordan Communications Limited. Also includes 256,541 shares of United Class A common stock and 410,000 shares of United Class B common stock held by the MLS Partnership of which Mr. Riordan is a co-trustee of the trust that is the general partner of the MLS Partnership.



 (9)Includes 180,094 shares of United Class A common stock that are subject to presently exercisable stock options. Also includes 16,956 shares of United Class B common stock owned by Ms. Wildes, 400,000 shares of United Class B common stock held by The Gene W. Schneider Family Trust of which Ms. Wildes is a trustee and a beneficiary, and the following securities owned by her spouse: 26,000 shares of United Class A common stock, 1,881 shares of United Class A common stock held by the trustee of United's 401(k) Plan and 11,916 shares of United Class A common stock that are subject to presently exercisable stock options. Ms. Wildes disclaims beneficial ownership of such shares owned


                                      III-5
    by her spouse and the shares held by The Gene W. Schneider Family Trust, except to the extent of her pecuniary interest therein.



(10)Includes 407,956 shares of United Class A common stock that are subject to presently exercisable options and 3,592 shares of United Class A common stock held by the trustee of United's 401(k) Plan for the benefit of Mr. Fries. Also includes 140,792 shares of United Class A common stock and 91,580 shares of United Class B common stock owned by The Fries Family Partnership LLLP of which a trust is the general partner and the trustee of said trust can be replaced by Mr. Fries.



(11)Includes 102,291 shares of United Class A common stock that are subject to presently exercisable options.



(12)Includes 107,083 shares of United Class A common stock that are subject to presently exercisable options. Also includes 40,000 shares of United Class A common stock owned by his spouse, Florence DeGeorge. Mr. DeGeorge disclaims beneficial ownership of such shares owned by Mrs. DeGeorge.



(13)Includes 60,832 shares of United Class A common stock that are subject to presently exercisable options.



(14)Includes 9,859,336 shares of United Class B common stock owned by Liberty. The address of Liberty is 12300 Liberty Boulevard, Englewood, Colorado 80112. John C. Malone, a director of United, is also an officer and director of Liberty.



(15)Includes 400,000 shares of United Class B common stock. The fourth through ninth columns also include 691,012 shares of United Class A common stock, 1,123,922 shares of United Class A common stock subject to presently exercisable options, and 8,329,040 shares of United Class B common stock owned by other parties to the Stockholders' Agreement. The address for The Gene W. Schneider Family Trust is c/o UnitedGlobalCom, Inc., 4643 S. Ulster Street, Suite 1300, Denver, Colorado 80237.



(16)Includes 410,000 shares of United Class B common stock. The fourth through ninth columns also include 434,471 shares of United Class A common stock, 1,123,922 shares of United Class A common stock subject to presently exercisable options, and 8,319,040 shares of United Class B common stock owned by other parties to the Stockholders' Agreement. The address for the MLS Partnership is c/o UnitedGlobalCom, Inc., 4643 S. Ulster Street, Suite 1300, Denver, Colorado 80237.



(17)The number of shares of United Class A common stock in the table is based upon Amendment No. 3 to the Schedule 13G dated February 12, 2001, filed by AXA Financial, Inc.; AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle, AXA Conseil Vie Assurance Mutuelle and AXA Courtage Assurance Mutuelle (collectively "Mutuelles AXA") as a group; AXA and its subsidiaries, Alliance Capital Management L.P., ("Alliance") and The Equitable Life Assurance Society of the US ("Equitable"). AXA Financial, Inc., Mutuelles AXA and AXA filed as parent holding companies and are beneficial owners of the shares of United Class A common stock as a result of Alliance, acting on behalf of client discretionary investment advisory accounts, and Equitable. Of such shares, 741,612 shares of United Class A common stock held by Alliance and 118,264 shares of United Class A common stock held by Equitable are issuable upon conversion of certain outstanding series of cumulative convertible preferred stock of United. The address of AXA Financial, Inc. is 1290 Avenue of the Americas, New York, NY 10104. The address of Mutuelles AXA is 370 Saint Honore, 75001 Paris, France and the address of AXA is 25 Avenue Matignon, 75008 Paris, France.



(18)The number of shares of United Class A common stock in the table is based upon a Schedule 13G dated February 9, 2001, filed by Capital Research and Management Company ("Capital Research") with respect to the United Class A common stock. Capital Research, an investment advisor, is the beneficial owner of 11,546,120 shares of United Class A common stock, which includes 391,900 shares of United Class A common stock issuable upon conversion of 500,000 shares of United's Series D preferred stock and 919,310 shares of United Class A common stock issuable upon conversion of 775,000 shares of United's Series C preferred stock, as a result of acting as investment advisor to various investments companies. The Schedule 13G reflects that Capital Research has no voting power over said shares and


                                      III-6
    sole dispositive power over the shares of United Class A common stock. The address of Capital Research is 333 South Hope Street, Los Angeles, California 90071.



(19)The number of shares of United Class A common stock in the table is based upon a Schedule 13D (Amendment No. 5) dated November 13, 2001, filed by Mario J. Gabelli, Marc J. Gabelli and various entities which either one directly or indirectly controls or for which either one acts as chief investment officer (collectively, the "Gabelli Group"). The Schedule 13D reflects that GAMCO Investors, Inc. has no voting power over 22,500 shares of United Class A common stock and under certain circumstances a committee of the Gabelli Funds LLC will vote its 2,458,000 shares of United Class A common stock. Except as stated below, for certain Gabelli Group members, the address of the Gabelli Group is One Corporate Center, Rye, NY 10580. The address of Gabelli Performance Partnership L.P., MJG Associates, Inc. and Gemini Capital Management LLC is 401 Theodora Fremd Ave., Rye, NY 10580. The address of Gabelli International Limited is c/o Fortis Fund Services (Cayman) Limited, Grand Pavilion, Commercial Centre, 802 West Bay Road, Grand Cayman, British West Indies and the address of Gabelli International II Limited is c/o Coutts & Company (Cayman) Limited, West Bay Road, Grand Cayman, British West Indies.



(20)The number of shares of United Class A common stock in the table is based upon Amendment No. 1 to a Schedule 13G dated July 31, 2001, filed by SB Fund and its parent entities Salomon Smith Barney Holdings Inc. ("SSB Holdings") and Citigroup Inc. ("Citigroup"). Citigroup is the sole stockholder of SSB Holdings which is the sole stockholder of SB Fund. Citigroup and SSB Holdings filed as parent holding companies of subsidiaries. The address of SB Fund and SSB Holdings is 388 Greenwich Street, New York, NY 10013, and the address of Citigroup is 399 Park Avenue, New York, NY 10043.



No equity securities in any of our subsidiaries, including directors' qualifying shares, are owned by any of our executive officers or directors, except as stated below. The following discussion sets forth ownership information as of December 3, 2001 and within 60 days thereof with respect to stock options.



The following of our executive officers and directors own ordinary shares A, options to purchase ordinary shares A and phantom options based on ordinary shares A of UPC: (i) Mr. Gene W. Schneider -- 98,000 ordinary shares A and phantom options based on 562,500 ordinary shares A of which all are exercisable;
(ii) Mr. Fries -- 9,153 ordinary shares A and phantom options based on 225,000 ordinary shares A of which 182,813 are exercisable; (iii) Mr. Mark L.
Schneider -- 2,015,000 ordinary shares A and options to purchase 3,500,000 ordinary shares A of which 1,625,000 are exercisable; (iv) Mr.
Bracken -- options to purchase 1,200,000 ordinary shares A of which 643,750 are exercisable; (v) Mr. Riordan -- 908,754 ordinary shares A and options to purchase 1,759,375 ordinary shares A of which 784,375 are exercisable; (vi) Mrs. Wildes -- 9,153 ordinary shares A and phantom options based on 153,000 ordinary shares A of which all are exercisable; (vii) Mr. Carollo -- 30,000 ordinary shares A; (viii) Mr. Cole -- 14,575 ordinary shares A; and (ix) Mr.
Rochelle -- 32,034 ordinary shares A. UPC may elect to pay phantom options in cash, in ordinary shares A of UPC, or in shares of our Class A common stock. In each case and as a group, the ownership is less than 1.0% of UPC's outstanding ordinary shares.



The following executive officers and directors beneficially own options to purchase ordinary shares of Austar United: (i) Mr. Gene W. Schneider -- options to purchase 2,403,316 ordinary shares of which 2,094,974 are exercisable; (ii) Mr. Fries -- options to purchase 6,529,285 ordinary shares of which 5,686,760 are exercisable; (iii) Mr. Riordan -- options to purchase 50,000 ordinary shares of which 13,542 are exerciseable; and (iv) Mrs. Wildes -- options to purchase 706,288 ordinary shares of which 665,035 are exercisable. In each case and as a group, the ownership is less than 1.0% of Austar United's outstanding ordinary shares.



The following executive officers and directors beneficially own options to purchase ordinary shares of chello broadband: (i) Mr. Mark L.
Schneider -- options to purchase 161,459 ordinary shares of which 88,542 are exercisable; and (ii) John F. Riordan -- options to purchase 300,000 ordinary shares of which 212,500 are exercisable. In each case and as a group, the ownership is less than 1.0% of chello broadband's outstanding ordinary shares.


                                      III-7

                   CHAPTER IV -- INFORMATION ABOUT NEW UNITED


                             NEW UNITED'S BUSINESS



Upon completion of the merger, New United's business will consist of the businesses currently operated or held by us.



OPERATING DATA AND FINANCIAL INFORMATION



The following tables show certain operating and financial data for our systems that New United will own following the merger. The financial information presented below reflects 100% of the operations of each respective business. Certain systems are not majority owned affiliates and hence the financial information is not consolidated in our statements of operations. In addition, certain information presented in the tables below has been derived from financial statements prepared in accordance with foreign generally accepted accounting principles which differ from U.S. generally accepted accounting principles and certain amounts have been converted to U.S. dollars using the period-end exchange rates for the convenience translation.



                    OPERATING SYSTEM DATA FOR UNITED SYSTEMS



VIDEO



                                                                   SEPTEMBER 30, 2001
                             -----------------------------------------------------------------------------------------------
                                                           HOMES IN                    TWO-WAY
                               UNITED         SYSTEM        SERVICE        HOMES        HOMES         BASIC         BASIC
                              OWNERSHIP     OWNERSHIP        AREA         PASSED        PASSED     SUBSCRIBERS   PENETRATION
                             -----------   ------------   -----------   -----------   ----------   -----------   -----------
UPC (EUROPE):
  The Netherlands..........       53.1%         100.0%     2,644,500     2,514,500    2,209,300     2,369,300      94.2%
  Germany(1)...............  13.3-27.1%     25.0-51.0%     2,641,200     2,641,200      430,100     1,901,800      72.0%
  Poland...................       53.1%         100.0%     1,851,800     1,851,800      181,000     1,318,800      71.2%
  Hungary..................  52.5-53.1%    98.9-100.0%     1,001,100       910,600      362,800       704,800      77.4%
  Austria..................       50.4%          95.0%     1,081,400       923,300      920,100       493,200      53.4%
  Israel...................       24.7%          46.6%       680,000       660,400      405,000       426,800      64.6%
  Czech Republic...........       53.1%         100.0%       913,000       786,400      179,300       381,300      48.5%
  France...................       48.9%          92.0%     2,656,500     1,290,700      536,700       433,900      33.6%
  Norway...................       53.1%         100.0%       529,000       476,300      155,300       332,200      69.7%
  Slovak Republic..........  50.4-53.1%    95.0-100.0%       517,800       373,200       17,300       317,300      85.0%
  Romania..................  27.1-37.2%     51.0-70.0%       648,500       450,700            -       289,100      64.1%
  Sweden...................       53.1%         100.0%       770,000       421,600      244,400       260,900      61.9%
  Belgium..................       53.1%         100.0%       530,000       152,300      152,300       122,400      80.4%
  Malta....................       26.6%          50.0%       184,500       182,800       35,000        91,000      49.8%
                                                          ----------    ----------    ---------    ----------
      Total................                               16,649,300    13,635,800    5,828,600     9,442,800
                                                          ----------    ----------    ---------    ----------
LATIN AMERICA:
  Chile....................      100.0%         100.0%     2,350,000     1,652,100      836,300       445,100      26.9%
  Mexico...................       90.3%          90.3%       395,300       277,700       87,300        75,800      27.3%
  Brazil (Jundiai).........       49.0%          49.0%        70,200        67,900            -        16,900      24.9%
  Brazil (TV Show
    Brasil)................      100.0%         100.0%       463,000       390,000            -        15,100       3.9%
  Peru.....................      100.0%         100.0%       140,000        64,500            -         8,700      13.5%
                                                          ----------    ----------    ---------    ----------
      Total................                                3,418,500     2,452,200      923,600       561,600
                                                          ----------    ----------    ---------    ----------
ASIA/PACIFIC:
  Australia(2).............       81.3%         100.0%     2,085,000     2,083,100            -       434,700      20.9%
  Philippines..............       19.6%          49.0%       600,000       517,500       29,500       181,600      35.1%
  New Zealand(2)...........       40.7%          50.0%       146,900       128,200      128,200        26,000      20.3%
                                                          ----------    ----------    ---------    ----------
      Total................                                2,831,900     2,728,800      157,700       642,300
                                                          ----------    ----------    ---------    ----------
Total..................................................   22,899,700    18,816,800    6,909,900    10,646,700
                                                          ==========    ==========    =========    ==========
Total Based On Consolidated Systems(3).................   18,895,700    15,055,200    5,806,900     8,515,900
                                                          ==========    ==========    =========    ==========
Total Based On Proportionate Data(4)...................   12,610,300    10,134,300    3,727,000     5,057,900
                                                          ==========    ==========    =========    ==========

VOICE



                                                        SEPTEMBER 30, 2001
                        ----------------------------------------------------------------------------------
                                                            SUBSCRIBERS                    LINES
                          UNITED         SYSTEM      -------------------------   -------------------------
                         OWNERSHIP     OWNERSHIP     RESIDENTIAL    BUSINESS     RESIDENTIAL    BUSINESS
                        -----------   ------------   -----------   -----------   -----------   -----------
UPC:
  The Netherlands.....       53.1%         100.0%     166,200             -       207,300             -
  Austria.............       50.4%          95.0%     130,200             -       131,300             -
  Hungary.............  52.5-53.1%    98.9-100.0%      67,300             -        72,700             -
  France..............       48.9%          92.0%      59,800             -        62,400             -
  Norway..............       53.1%         100.0%      18,600             -        20,200             -
  Czech Republic......       53.1%         100.0%       3,400             -         3,400             -
  Germany.............       27.1%          51.0%         100             -           100             -
                                                      -------        ------       -------        ------
      Total...........                                445,600             -       497,400             -
                                                      -------        ------       -------        ------
VTR:
  Chile...............      100.0%         100.0%     171,300         1,700       190,100         3,400
                                                      -------        ------       -------        ------
AUSTAR UNITED:
  New Zealand(2)......       40.7%          50.0%      39,900         2,000        46,900         6,600
  Australia(2)........       81.3%         100.0%      11,000             -        11,000             -
                                                      -------        ------       -------        ------
      Total...........                                 50,900         2,000        57,900         6,600
                                                      -------        ------       -------        ------
Total.............................................    667,800         3,700       745,400        10,000
                                                      =======        ======       =======        ======
Total Based On Consolidated Systems(3)............    627,900         1,700       698,500         3,400
                                                      =======        ======       =======        ======
Total Based On Proportionate Data(4)..............    427,000         2,500       476,000         6,100
                                                      =======        ======       =======        ======



INTERNET



                                                                         SEPTEMBER 30, 2001
                                                              ----------------------------------------
                                                                UNITED         SYSTEM
                                                               OWNERSHIP     OWNERSHIP     SUBSCRIBERS
                                                              -----------   ------------   -----------
UPC:
  The Netherlands...........................................       53.1%         100.0%       219,600
  Austria...................................................       50.4%          95.0%       129,500
  Sweden....................................................       53.1%         100.0%        44,100
  Germany...................................................  13.3-27.1%     25.0-51.0%        27,300
  Norway....................................................       53.1%         100.0%        22,300
  Belgium...................................................       53.1%         100.0%        20,300
  France....................................................       48.9%          92.0%        19,900
  Hungary...................................................  52.5-53.1%    98.9-100.0%        10,500
  Czech Republic............................................       53.1%         100.0%         4,200
  Poland....................................................       53.1%         100.0%         5,500
  Malta.....................................................       26.6%          50.0%         4,000
                                                                                           ----------
      Total.................................................                                  507,200
                                                                                           ----------
LATIN AMERICA:
  Chile.....................................................      100.0%         100.0%        21,300
  Mexico....................................................       90.3%          90.3%         1,000
                                                                                           ----------
      Total.............................................................................       22,300
                                                                                           ----------
AUSTAR UNITED:
  Australia(2)..............................................       81.3%         100.0%        78,100
  New Zealand(2)............................................       40.7%          50.0%        65,300
                                                                                           ----------
      Total.................................................                                  143,400
                                                                                           ----------
Total...................................................................................      672,900
                                                                                           ==========
Total Based On Consolidated Systems(3)..................................................      575,600
                                                                                           ==========
Total Based On Proportionate Data(4)....................................................      365,300
                                                                                           ==========

CONTENT





                                                                         SEPTEMBER 30, 2001
                                                              ----------------------------------------
                                                                UNITED         SYSTEM
                                                               OWNERSHIP     OWNERSHIP     SUBSCRIBERS
                                                              -----------   ------------   -----------
UPC:
  UPCtv.....................................................       53.1%         100.0%     8,688,000
  Spain/Portugal............................................       26.6%          50.0%     7,873,000
  Ireland...................................................       42.5%          80.0%     5,689,000
  MTV Joint Venture.........................................       26.6%          50.0%     2,881,000
  Poland....................................................       53.1%         100.0%       950,000
  Hungary...................................................       53.1%         100.0%        30,000
  Czech Republic............................................       53.1%         100.0%        15,000
  Slovak Republic...........................................       53.1%         100.0%         2,000
                                                                                           ----------
      Total.................................................                               26,128,000
                                                                                           ----------
MGM NETWORKS LA:
  Latin America.............................................       50.0%          50.0%    15,009,900
                                                                                           ----------
AUSTAR UNITED:
  Australia(2)..............................................       40.7%          50.0%     7,077,800
                                                                                           ----------
Total...................................................................................   48,215,700
                                                                                           ==========
Total Based On Consolidated Systems(3)..................................................   15,374,000
                                                                                           ==========
Total Based On Proportionate Data(4)....................................................   20,796,800
                                                                                           ==========


------------

(1)Includes 299,900 subscribers in The Netherlands.



(2)On November 15, 2001, we sold 50.0% of our interest in the holding company through which we held the largest portion of our interests in the Australia and New Zealand systems. Following the sale, our ownership interests in the Australia and New Zealand systems are 55.8% and 27.9%, respectively.



(3)Summation of the operating system data for those systems that we consolidate in our financial statements due to majority ownership and control.



(4)Summation of the operating system data multiplied by our ownership percentage.



OVERVIEW OF UNITED'S BUSINESS



We are the largest broadband communications provider outside the United States. We provide video distribution services in 26 countries worldwide and voice and Internet access services in a growing number of our international markets. Our operations are grouped into three major geographic regions: Europe, Latin America and Asia/Pacific. Our European operations are held through our 53.1% owned, publicly traded subsidiary, UPC, which is the largest Pan-European broadband communications company providing video, voice and Internet access services to 17 countries in Europe and Israel. Our primary Latin America operation is our 100% owned Chilean operation, VTR, Chile's largest multi-channel television provider and a growing provider of voice services. Our Asia/Pacific operations are primarily held through our 55.8% owned, publicly traded affiliate, Austar United, which owns the largest provider of video services in regional Australia, various Australian programming interests and a 50.0% interest in the only full-service provider of broadband communications in New Zealand.



Our primary goal in the majority of these markets is to capitalize on the opportunity to increase revenues and cash flows through the introduction of new and expanded video services and the delivery of voice and Internet access services over our broadband communications networks. Today we are a full-service provider of these video, voice and Internet access services in most of our Western European markets and in Chile and New Zealand.



Upon consummation of the merger, we will merge into a subsidiary of New United. New United will own all of our assets and conduct the business that we currently are conducting.

UNITED'S EUROPEAN OPERATIONS



UPC owns and operates broadband communications networks or services in 17 countries in Europe, and in Israel. UPC's operations are organized into three principal divisions. UPC Distribution, which comprises UPC's local operating systems, delivers video and, in many of UPC's Western European systems, telephone and Internet services, or "the triple play," to residential customers. UPC Media comprises UPC's Internet access business and converging Internet content and programming businesses, which provide their products and services to UPC, as well as third parties. The Priority Telecom brand is used for UPC's residential, wireless local loop, or "WLL," and competitive local exchange carrier, or "CLEC" businesses. UPC has spun-off Priority Telecom CLEC as the provider of telephone and data network solutions to the business market. Priority Telecom CLEC or "Priority Telecom," is UPC's third division. UPC's subscriber base is the largest of any group of broadband communications networks operated across Europe. UPC's goal is to enhance its position as a leading pan-European distributor of video programming services and to become a leading pan-European provider of telephone, Internet and enhanced video services, offering a one-stop shopping solution for residential and business communication needs. UPC plans to reach this goal by increasing the penetration of its new services, such as digital video, telephone and Internet, primarily within its existing customer base.



UPC DISTRIBUTION



As of September 30, 2001, UPC's operating systems had approximately 7.15 million aggregate subscribers to their basic tier video services, excluding an additional 413,000 subscribers for UPC's digital DTH service in Poland, Hungary, the Czech Republic and the Slovak Republic.



During 2000, UPC launched its digital video services in the Netherlands, UPC's largest market. The digital services are currently offered in the Netherlands, France and Austria. Full digitalization of UPC's television signals will be made possible by UPC's network upgrade to full two-way capability. The rollout of digital services via the set-top computers installed in customers' homes will involve significant capital investment and the use of new technologies. UPC cannot assure that they will be able to complete the rollout of digital services on the planned schedule.



UPC DISTRIBUTION -- VIDEO



UPC plans to continue increasing its revenue per subscriber by expanding its video services program offerings through digital and expanded basic tier services, pay-per-view and digital audio.



UPC offers some of the most advanced analog video services available today and a large choice of radio programs. In many systems, for example, UPC has introduced impulse pay-per-view services. UPC plans to continue improving its expanded basic tier offerings by adding new channels and, where possible, migrating popular commercial channels into an expanded basic tier service. Generally, basic tier pricing is regulated while the expanded basic tier is not price-regulated. In addition, UPC plans to offer subscribers additional choice by offering thematic groupings of tiered video services in a variety of genres and by increasing the number and time availability of pay-per-view offerings.



The increased channel capacity provided by digitalization will enable UPC to offer subscribers more choice in video products, such as NVOD, digital expanded basic tiers, and additional premium channels. In addition, digitalization will allow UPC to provide value-added services such as digital music, walled garden, interactive television and basic e-mail functionality. The increased channel capacity provided by digitalization will enable subscribers to customize their subscriptions for UPC's products and services to suit their lifestyles and personal interests. UPC also intends to provide its subscribers with customizable programming guides that would enable them to program their favorite channels and also allow parents to restrict their children's viewing habits.

UPC DISTRIBUTION -- VOICE



UPC offers local telephone services over its network, under the brand name Priority Telecom, to the residential market in its Austrian, Dutch, French and Norwegian systems. UPC also has a traditional telephone network in Hungary and the Czech Republic. UPC offers its residential telephone customers local, national and international voice services in addition to several value-added features.



Traditional telephone service is carried over twisted copper pair in the local loop. The cable telephone technology that UPC is using allows telephone traffic to be carried over its upgraded network without requiring the installation of twisted copper pair. This technology only requires the addition of equipment at the master telecom center, the distribution hub and in the customer's home to transform voice communication into signals capable of transmission over the fiber and coaxial cable. UPC is currently working on alternative telephone technologies, including Voice over Internet Protocol, or "VOIP." VOIP is well suited for many of UPC's networks, as the technology used is similar to its existing Internet service. Because of these similarities, UPC believes it can minimize its capital expenditures for the introduction of VOIP as compared to other technologies. Because VOIP services are commercially available from other operators, there can be no assurances that UPC will be able to successfully launch VOIP services to its customers.



UPC generally prices its telephone services at a discount compared to services offered by incumbent telecommunications operators. Because of relatively high local tariff rates, UPC believes potential customers will be receptive to its telephone services at a lower price. In addition to offering competitive pricing, UPC offers a full complement of services to telephone subscribers including custom local access services, or "CLASS," including caller ID, call waiting, call forwarding, call blocking, distinctive ringing and three-way calling. UPC also provides voice mail and second lines. The introduction of number portability in some of its markets, including The Netherlands, Norway and France, provides an even greater opportunity as potential customers will be able to subscribe to UPC's service without having to change their existing telephone numbers.



Each of UPC's operating companies that offers telephone services has entered into an interconnection agreement with either the incumbent national telecommunications service provider or, in most cases, with Priority Telecom N.V., UPC's publicly listed CLEC company. In addition, certain of these operating companies have also entered into interconnection agreements with other telecommunications service providers, providing alternative routes and additional flexibility. Even though UPC has secured these interconnection arrangements, UPC may still experience difficulty operating under them. In UPC's Amsterdam system, for example, capacity constraints at the interconnection have lowered the quality of its telephone service, resulting in a higher rate of customer loss than its system has experienced before. In Austria, while UPC secured its interconnection arrangement with the support of the Austrian telecommunications regulator, the Austrian incumbent telecommunications operator is challenging the arrangement in the Austrian courts. Priority Telecom will manage UPC interconnection relationships in the future.



UPC DISTRIBUTION -- INTERNET



UPC initially launched its broadband Internet business in a few of its operating systems in September 1997. Cable modem technology allows access to the Internet over UPC's existing upgraded network. All that is required is to transform data communication into signals capable of transmission over fiber and coaxial cable is the addition of incremental electronic equipment, including servers, routers and switches at the master telecom center. Cable modems allow Internet access at speeds significantly faster than dial-up access. Although a number of different technologies designed to provide much faster access than traditional dial-up modems have been proposed and are being introduced, such as digital subscriber lines, or "DSL," UPC believes that cable modem access technology is superior. Cable modem technology, unlike most other high-speed technologies, is based on the widely used Transport Control Protocol/Internet Protocol, "TCP/IP," which is used on local area networks and the Internet. A global standard for TCP/IP has been created and accepted.


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UPC's local operating companies have entered into franchise agreements with chello broadband, which provides UPC's local systems access to the Internet gateway and the chello portal. Under the franchise agreements, chello broadband provides UPC's affiliates with high-speed connectivity, caching, local language broadband portals, and marketing support for a fee based upon a percentage of subscription and installation revenue. In the future, the franchise agreement further provides that the local operator will receive a percentage of the revenue from chello broadband's e-commerce and advertising.



WESTERN EUROPE



Austria: Telekabel Group. UPC owns 95.0% of the Telekabel Group, which provides communications services to Vienna and other Austrian cities and is the largest video distribution system in Austria with over 40.0% of the market. UPC is capitalizing on Telekabel Group's strong market position and positive perception by its customers by aggressively expanding Telekabel Group's service offerings as its network is upgraded to full two-way capability. The upgraded network enabled Telekabel Group to launch an expanded basic tier, impulse pay-per-view services and Internet access services in 1997. Telekabel Group launched Priority Telecom cable telephone services in Vienna on a commercial basis in early 1999, Internet access service in September 1997 and chello broadband service in June 1999. UPC launched digital video services in Austria in the fourth quarter of 2001.



Belgium: UPC Belgium. UPC Belgium, UPC's 100% owned subsidiary, provides cable television and communications services in selected areas of Brussels and Leuven. UPC Belgium plans to increase revenues through the introduction of new services that currently are not subject to price regulations. UPC Belgium offers an expanded basic tier cable television, impulse pay-per-view as well as UPC's chello broadband Internet access service.



France: UPC France. UPC France is one of the largest cable television providers in France. UPC France's major operations are located in suburban Paris, the Marne-la-Vallee area east of Paris, Lyon and in other towns and cities throughout France. UPC's interest in UPC France is approximately 92.0%. In June 1998, UPC France obtained a 15-year telephone and network operator license for an area that includes 1.5 million homes in the eastern suburbs of Paris. UPC France began offering telephone services in its existing cable television franchise area in March 1999 and has continued to roll-out telephone services in 2000 in suburban Lyon and Limoges. UPC France launched chello broadband's Internet access services over the upgraded portions of its network in 1999. One of UPC's recently acquired systems began offering Internet services at the end of 1997. UPC launched chello broadband's Internet access service on its systems in the suburban Lyon and Limoges areas in the second quarter of 2000.



Germany: UPC Germany. In October 2000, UPC's 51.0% owned subsidiary, UPC Germany, acquired EWT/TSS Group, the fourth largest independent German broadband cable operator. EWT/TSS has cable operations throughout Germany, with the greatest concentration in Nordrhein-Westfalen, Berlin/Brandenberg and Sachsen/Thueringen. EWT/TSS is the second largest cable provider in Berlin, and has introduced cable telephone services in Berlin on a trial basis. UPC also owns approximately 25.0% of PrimaCom, which owns and operates cable television networks in Germany. PrimaCom's footprint shares a significant geographic overlap with EWT/TSS. In March 2001, UPC announced an agreement with PrimaCom to merge its German assets, including EWT/TSS and the TeleColumbus option, as well as its Alkmaar subsidiary located in the Netherlands, with those of PrimaCom. The TeleColumbus option expired at the end of August 2001 and no longer forms part of the discussions. However, UPC and PrimaCom agreed to continue discussions about alternative structures until December 15, 2001. UPC's interest in EWT/TSS is held through its 51.0% owned subsidiary, UPC Germany. Due to changes in market conditions, the parties are currently re-evaluating the merger. UPC's carrying value of the assets subject to this proposed transaction, (E939.1 ($859.0) million), is significantly greater than the fair value of the consideration that would be received should the PrimaCom transaction be completed. As a result, UPC Germany could record a significant write-down if the transaction is closed.



The Netherlands: UPC Nederland. UPC's Dutch systems are its largest group of cable television systems. UPC has had operations in The Netherlands since it was formed in 1995, but substantially all of its operations in The Netherlands have come from acquisitions. As UPC's subscribers are located in large clusters, including the major cities of Amsterdam, Rotterdam and Eindhoven, UPC has constructed a fiber backbone to interconnect these region-wide networks. In addition to cable television services, UPC Nederland offers Internet access and telephone services over its upgraded network. As a result of UPC Nederland's high penetration in its Dutch systems and the rate regulation of basic tier services in many of UPC Nederland's franchise areas, UPC has focused its efforts on increasing revenue per subscriber in these systems through the introduction of new video, telephone and Internet access services. Many of UPC's Dutch systems have offered an expanded basic tier service since late 1996. UPC initially launched impulse pay-per-view services in April 1997. In the fourth quarter of 2000, UPC commenced the soft rollout of digital video services in Amsterdam and Rotterdam. In 2001, UPC continues to focus on the bundling of its new services to achieve increased revenue per subscriber. UPC's Amsterdam system launched its cable telephone service in July 1997. UPC Nederland launched Priority Telecom cable telephone service in many other parts of its network in May 1999. In some of UPC's recently acquired systems, UPC launched cable television services in 2000. Some of UPC's Dutch systems had Internet access services as early as 1997. UPC launched chello broadband's Internet services in UPC Nederland's existing systems in early 1999 and in its new systems in 2000. UPC has launched digital video services in Amsterdam and Haarlem in the fourth quarter of 2001.



Norway: UPC Norge. UPC Norge is Norway's largest cable television operator. UPC Norge's main network is located in Oslo and its other systems are located primarily in the southeast and along the southwestern coast. UPC Norge has been upgrading its network to two-way capacity since 1998. UPC Norge offers cable television subscribers four tiers of video services. UPC Norge introduced Priority Telecom's cable telephone service in April 1999 in the upgraded portions of its network. UPC Norge launched Internet access service in March 1998 and introduced chello broadband service in June 1999. UPC has migrated all of UPC Norge's existing Internet access subscribers to chello broadband. UPC has launched digital video services in Oslo in the fourth quarter of 2001.



Sweden: UPC Sweden. In July 1999, UPC acquired Stjarn, now called UPC Sweden. UPC Sweden operates cable television systems servicing the greater Stockholm area, currently offering six tiers of programming. Upon upgrade of its networks, UPC Sweden plans to offer additional tiers of programming. UPC Sweden launched Internet access service in one area in the City of Stockholm in April 1999 and introduced chello broadband service in November 1999. UPC Sweden leases the fiber optic cables it uses to link to its main headend under agreements with Stokab, a city-controlled entity with exclusive rights to lay ducts for cables for communications or broadcast services in the City of Stockholm. The main part of the leased ducting and fiber optic cables is covered by an agreement, which expires in January 2019. Additional fiber optic cables are leased under several short-term agreements, most of which have three-year terms, but some of which have ten-year terms. UPC has launched digital video services in Stockholm in the fourth quarter of 2001.



CENTRAL AND EASTERN EUROPE



Czech Republic: UPC Czech provides cable and "wireless" cable television services in the cities of Prague and Brno, the Czech Republic's second largest city. In October 1999, UPC acquired 94.6% of Kabel Plus, the leading provider of cable television services in the Czech Republic. UPC recently acquired DattelKabel, a Prague-based cable television operator. UPC offers a number of tiers of programming services in the Czech Republic. UPC launched satellite direct-to-home, or "DTH," service in the Czech Republic during the third quarter of 2000, leveraging its existing DTH platform in Poland. UPC has plans to launch Internet access services and telephone services in its Czech systems in 2002, once the market has deregulated for telephone services.



Hungary: UPC Magyarorszag. UPC has owned and operated systems in Hungary for nearly a decade. In June 1998, UPC combined its Hungarian operations with Kabeltel, Hungary's then second-largest operator of cable television systems, creating Telekabel Hungary, in which UPC retained a 79.3% interest. In February 2000, UPC acquired the 20.8% of UPC Magyarorszag that it did not own. UPC launched DTH service in Hungary during the third quarter of 2000, leveraging its existing DTH platform in Poland. In the fourth quarter of 2000, UPC Magyarorszag launched Internet access services.

Hungary: Monor. Monor, one of UPC's Hungarian operating companies, has offered traditional telephone services since December 1994. Through 2002, Monor has the exclusive, local-loop telephone concession for the region of Monor. UPC has an economic ownership interest in Monor of approximately 98.9%.



Poland: UPC Polska. In August 1999, UPC acquired @Entertainment, now called UPC Polska, which owns and operates the largest cable television system in Poland. UPC Polska's subscribers are located in regional clusters encompassing eight of the 10 largest cities in Poland. UPC Polska has DTH broadcasting service for Poland, targeted at homes outside of its cable network coverage area. UPC Polska has been able to avoid constructing its own underground conduits in certain areas by entering into a series of agreements with TPSA, the Polish national telephone company, which permit UPC Polska to use TPSA's infrastructure for an indefinite period or for fixed periods up to 20 years. Over 80.0% of UPC Polska's cable television plant has been constructed using pre-existing conduits from TPSA. A substantial portion of these contracts to use TPSA conduit allow for termination by TPSA without penalty upon breaches of specified regulations. Any termination by TPSA of such contracts could result in UPC Polska losing its permits, the termination of agreements with co-op authorities and programmers, and an inability to service customers with respect to the areas where its networks utilize the conduits that were the subject of such TPSA contracts. In addition, some conduit agreements with TPSA provide that cables can be installed in the ducts only for the use of cable television. If UPC Polska uses the cables for a purpose other than cable television, such as data transmission, telephone, or Internet access, such use could be considered a violation of the terms of certain conduit agreements, unless this use is expressly authorized by TPSA. There is no guarantee that TPSA would give its approval to permit other uses of the conduits.



In August 2001, UPC and Canal+ Group, or "Canal+," the television and film division of Vivendi Universal, announced the signing of definitive agreements to merge their respective Polish DTH satellite television platforms, as well as the Canal+ Polska premium channel, to form a common Polish DTH platform. In the merger agreements, UPC Polska agreed to contribute its Polish and United Kingdom DTH assets to TKP, the Polish subsidiary of Canal+, and fund a maximum of E30.0 ($27.4) million in the form of a note receivable from TKP at closing. For this, UPC Polska will receive a 25.0% ownership interest in TKP and E150.0 ($137.2) million in cash. As part of this transaction, through a carriage agreement, the Canal+ Polska premium channel will also be available on UPC Polska's cable network. TKP will be managed and controlled by Canal+, who will own 75.0%. UPC will own the remaining 25.0%. For accounting purposes, TKP will be deemed the acquirer. UPC Polska's investment in the merged companies will be recorded at fair value as of the date of the transaction. UPC Polska's carrying value of the Polish DTH assets being contributed may be significantly higher than the determined fair value of its investment in the merged companies if and when the transaction is consummated, leading to a write-down at the date the transaction is consummated. On November 13, 2001, the Company received the regulatory approval necessary to complete the merger, which has since closed. UPC will deconsolidate the DTH operations upon closure of the merger.



Romania. UPC recently entered into a joint venture with the owners of two Romanian cable television companies, collectively "AST," to which UPC's and AST's Romanian assets were contributed. UPC holds a 70.0% interest in the joint venture. UPC's Romanian systems offer subscribers two or three different tiers of programming. The minority shareholders in UPC Romania have exercised their option which requires UPC to purchase all of their partnership interests effective December 31, 2001 for consideration of approximately E22.7 ($20.8) million, which is payable before February 15, 2002.



Slovak Republic: UPC Slovensko. UPC is the largest cable operator in the Slovak Republic. UPC offers subscribers three tiers of cable television service. UPC launched DTH service in the Slovak Republic during the fourth quarter of 2000, leveraging its existing DTH platform in Poland. UPC plans to launch telephone and Internet access services as regulation permits.



UPC MEDIA



In February 2001, UPC formed a new division, UPC Media, combining UPC's Internet and content businesses. Due to the convergence of various media forms, UPC believes these businesses will operate more efficiently if combined. UPC Media will focus on four key areas: (i) chello broadband Internet access; (ii) interactive services; (iii) transactional television and (iv) pay television.



CHELLO BROADBAND



In March 1998, UPC formed chello broadband for the purpose of developing a global broadband Internet operation. chello broadband provides UPC's affiliates and non-affiliated local operators with high-speed connectivity, caching, local-language broadband portals, and marketing support for a fee based upon percentage of subscription and installation revenue. Certain of UPC's operating companies in March 1999 launched chello broadband. chello broadband has long-term agreements for the distribution of Internet access services to residential and business customers using cable television and fixed wireless infrastructure of local operators, including our companies and those of United, covering 13.4 million homes in Europe and Latin America. chello broadband currently provides its services through UPC's operating companies in Austria, Belgium, France, The Netherlands, Norway, Sweden, Hungary and Poland. chello broadband's agreements with UPC's affiliates cover all the homes in their territory. Therefore, as the affiliates' network expand, other than through acquisitions, chello broadband's exclusive rights to distribute its services will expand as well.



During 2001 chello broadband plans to introduce bandwidth monitoring tools in conjunction with UPC Distribution, which are critical for effective network cost control. In addition, chello broadband launched a "chello plus" product for heavy users in Austria.



INTERACTIVE SERVICES



UPC expects the development of interactive services to play an important role in UPC's digital strategy. UPC's interactive services group within UPC Media is responsible for core digital products, such as electronic program guide, or "EPG," walled garden, television email and other applications like enhanced news and on-screen betting. The technical platform launch, which will allow UPC to begin its offering of interactive service, is nearing completion.



Interactive services will also be responsible for continued development of the chello portal. UPC's strategy is to initially create a "thin portal" internally, and then work with strong partners to develop deep content. To date chello broadband has developed nine local language portals. Each of these portals brings together locally relevant content with broadband content and is managed and supported locally by a chello broadband office. chello broadband plans to offer an expanding variety of multimedia content, e-commerce and services specifically designed to take advantage of the speed and versatility provided by broadband access.



TRANSACTIONAL TELEVISION



Transactional television, consisting of NVOD and video on demand, or "VOD," is another component of UPC's digital services. In addition to movies, VOD will provide a broad product offering such as events, local drama, music, kids, subscriptions and other.



PAY TELEVISION



The core of UPC Media's existing pay television business is the eight-channel thematic bouquet launched by UPCtv since May 1999. Content acquired from third parties created the channels. The channels include various genres, such as Extreme Sports Channel, Expo Film1, Avante, Sport1, Club, Reality TV, and Innergy and are distributed from the digital media center, or "DMC," throughout Europe. UPC also plans to distribute these channels to entities that are not affiliated with UPC and in countries where UPC does not currently operate. UPC currently has over 20 non-UPC distribution contracts. UPC has already reached agreement to distribute one or more of its channels to non-affiliated systems in Germany, Sweden, The Netherlands, Israel, and Turkey. UPC is reviewing the success of the channels that it launched. The review may lead to closing or merging some of the channels. UPC has decided to close the Sports 1 channel.

In October 2000, UPC officially opened the DMC in Amsterdam. The DMC is a state-of-the-art production facility that provides UPCtv and other broadcasters with production and post-production playout and transmission facilities. The DMC combines the ability to produce high quality, customized content by integrating various video segments, language dubbing, sub-titling and special effects, with up and downlink facilities for delivery to customers.



In addition to the UPCtv channels, UPC has been involved in branded equity ventures for the development of country-specific content, including:



-an 80.0% interest in Tara TV, a company that produces an Irish-thematic general entertainment channel for the United Kingdom market;



-a 50.0% interest in Iberian Programming Services, which produces a movie channel, a documentary channel, a children's channel and a music channel independently, as well as a history channel in joint venture with A&E Networks for the Spanish and Portuguese markets;



-a 50.0% interest in Xtra Music, which provides an 80 channel digital audio service by satellite in Europe in joint venture with DMX;



-a 10.0% interest in Cinenova, which produces a premium movie channel in the Netherlands and Belgium in joint venture with Disney and Sony;



-a 50.0% interest in MTV Networks Polska, a joint venture with MTV Networks
 Europe which produces and distributes two 24-hour music channels, MTV Polska which is specifically targeted at the Polish marketplace, and VH1 Polska; and



-a 20.0% interest in ATV, which produces a general entertainment channel for the Austrian market.



UPC has a strategic investment of approximately 23.5% in SBS which creates, acquires, packages and distributes programming and other media content in many of UPC's territories and elsewhere in Europe via television channels, radio stations and the Internet.



PRIORITY TELECOM OVERVIEW



In 1998, UPC founded Priority Telecom for the purpose of providing telephone services to business customers passed through UPC's upgraded networks. In November 2000, Priority Telecom merged with Cignal Global Communications Inc., or "Cignal," a global carriers' carrier. Priority Telecom acquired 100% of Cignal in exchange for a 16.0% interest in its shares. With the intent of unlocking the value of UPC's business customers, UPC decided to spin off the business customers of its local systems to Priority Telecom, which is now positioned to become UPC's solutions provider for the business market. Priority Telecom is currently focused on eight cities in three European countries -- Austria, the Netherlands and Norway. UPC was listed on September 27, 2001 on the Euronext Amsterdam Stock Exchange.



In addition to transport type services, Priority Telecom has developed its product portfolio towards advanced hosting services, IP-virtual private network services, or "IP-VPN," and Applications Service Provider, or "ASP," enabling services. Management believes this process is necessary to anticipate and meet changing business customer requirements. Priority Telecom decided to close its international wholesale business during the third quarter of 2001.



UPC expects Priority Telecom to be able to leverage substantially from UPC's operating companies' existing infrastructure, allowing for efficient, cost-effective growth. For operations with UPC's affiliates network areas, Priority Telecom's network will consist of 12 metropolitan area networks, or "MANs," including national and international networks. Contrary to "regular" CLEC-built networks, which target a selected business area only, Priority Telecom's MANs are a denser "general-purpose" network. This creates strategic advantages for Priority Telecom since it can, for instance, serve the headquarters of a large bank in Amsterdam, and also serve their branch offices across the city with on-net solutions. In addition, the dense network enables Priority Telecom to execute a "smart build" strategy. It allows "regular" CLEC extensions to the current footprint and addition of local tails for limited capital expenditure with a short time-to-market. In addition, Priority Telecom obtained a pan-European backbone network, providing connectivity to its 14 target cities through its merger with Cignal. These MANs and national networks are based on 25-year indefeasible rights of use, or "IRUs," over UPC's affiliates' European network. As part of the agreement, Priority Telecom will pay an annual administration, operations and maintenance fee to UPC's affiliates.



UPC's affiliates have also agreed to provide certain services relating to Priority Telecom's operations through outsourcing contracts. Services include the maintenance, upgrade and configuration of network termination devices, network operations center management, network management services and fault resolution for the local hybrid fiber coaxial, or "HFC," infrastructure.



UNITED'S LATIN AMERICAN OPERATIONS



VTR



Video. Our largest operation in Latin America is our 100% owned Chilean operation, VTR. Through VTR we are the largest provider of wireline cable television, Microwave Multi-point Distribution System, or "MMDS," and DTH technologies in Chile. Wireline cable is VTR's primary business representing approximately 94.7% of VTR's video subscribers. VTR has an estimated 58.0% market share of cable television services throughout Chile and an estimated 50.0% market share within Santiago, Chile's largest city. VTR's channel line-up consists of 50 to 65 channels segregated into two tiers of service -- a basic service with 40 to 54 channels and a premium service with 14 channels. VTR offers basic tier programming similar to the basic tier program line-up in the United States plus more premium-like channels such as HBO, Cinemax and Cinecanal on the basic tier. As a result, subscription to VTR's existing premium service package is limited because VTR's basic cable package contains similar channels. In order to better differentiate VTR's premium service and increase the number of subscribers to premium service and, therefore, average monthly revenues per subscriber, VTR anticipates gradually moving some channels out of its basic tier and into premium tiers or pay-per-view events. VTR launched the Playboy channel as a premium service in January 2000. VTR is also considering offering additional movies and believes it may be possible to offer additional adult programming on premium tiers in the future. For the programming services necessary to compile its channel lineups, we rely mainly on international sources including the United States, Europe, Argentina and Mexico. Domestic cable television programming is only just beginning to develop around local events such as soccer matches.



Voice. VTR began marketing cable telephone service to residential customers in several communities within Santiago in 1997, and today continues its wide-scale rollout of residential cable telephone service in 18 communities within Santiago and five cities outside Santiago. As of September 30, 2001, 50.6% of VTR's television homes passed were capable of using VTR's telephone services and approximately 36.8% of VTR's telephone subscribers also subscribe to VTR's cable television services. VTR's plan is to be technologically capable of providing telephone service to approximately 0.9 million homes by the end of 2001 and to be able to provide telephone service to 1.0 million homes by the end of 2002, although achieving these objectives depends on several factors, many of which are outside the control of VTR. VTR offers basic dial tone service as well as several value-added services including voice mail, caller I.D., 3-way calling, speed dial, wake-up service, call waiting, call forwarding, local bill detail, unlisted number and directory assistance. VTR primarily provides service to residential customers who require one or two telephone lines. VTR also provides service to small businesses and home offices requiring up to 12 telephone lines. In general, VTR has been able to achieve approximately 20.0% to 25.0% penetration of its new telephone markets within the first year of marketing. VTR has the necessary interconnect agreements with local carriers, cellular operators and long distance carriers to allow VTR to provide its telephone services. Interconnect agreements are mandatory for all local carriers.



Internet. VTR began offering Internet access services in 1999. VTR projects that there will be increasing demand for Internet services.

OTHER ULA OPERATIONS



We have ownership interests in two systems in Brazil: (i) a 49.0% interest in Jundiai, which holds nonexclusive cable television licenses for the city of Jundiai in southern Brazil and (ii) a 100% interest in TV Show Brasil, an owner and operator of a 31-channel exclusive license MMDS system in Fortaleza, on the Northeast coast of Brazil. We also have a 90.3% interest in Telecable, a regional cable television system based in Cuernavaca, Mexico and 100% of Star GlobalCom, a cable television system in Peru.



We provide content to various Latin American countries through our 50.0% ownership interest in MGM Networks LA. MGM Networks LA currently produces and distributes three pan-regional channels including: MGM Gold, a Portuguese language movie and television series channel for Brazil; MGM, a Spanish language movie and television series channel; and Casa Club TV, a Spanish and Portuguese language lifestyle channel dedicated to home, food and lifestyle programming featuring a significant block of original productions. These three channels are currently distributed on most major cable and satellite systems in 17 countries throughout Latin America.



UNITED'S ASIA/PACIFIC OPERATIONS



Our Asia/Pacific operations are primarily held through our 55.8% owned affiliate, Austar United, which is one of the fastest growing broadband communications companies in Australia and New Zealand. Austar United provides video, voice, Internet access and content services through its three core businesses: Austar, XYZ Entertainment and TelstraSaturn. Austar United completed an initial public offering in July 1999 and is publicly traded on the Australian Stock Exchange under the symbol "AUN." Austar United had a market capitalization of approximately $118.1 million based on the closing price on the Australian Stock Exchange on December 3, 2001.



AUSTAR (AUSTRALIA)



Austar is the largest provider of pay television services in regional Australia with a service area encompassing approximately 2.1 million homes, or approximately one-third of Australia's total homes. Austar is the only pay television provider in substantially all of its service area.



Distribution Systems. Austar primarily uses digital DTH and, to a lesser extent, wireless cable and cable distribution technologies for delivery of pay television services. At present, approximately 85.0% of Austar's subscribers are serviced by digital DTH technologies, while the balance receive service via wireless cable and cable. Austar has recently commenced the migration of customers from the wireless cable service to the digital DTH service.



Programming and Pricing. Austar offers some of the widest range of programming available in Australia. Its programming agreements allow Austar to establish different service levels of tiers at multiple price points. By tiering its services, Austar permits its subscribers to select programming that is customized to their interests, which we believe is a valuable tool in ensuring our product meets customer value expectations. Tiering also provides customers with a lower-priced basic service that both enhances sales opportunities and helps reduce the level of customer churn.



Programming Agreements. Austar's programming agreement with Foxtel provides it with the exclusive rights to distribute Showtime, Encore and TV-1 via digital DTH and wireless cable throughout Austar's service area until December 2006. In addition, Austar has an agreement with a News Corporation Limited subsidiary pursuant to which Austar has the exclusive right to distribute Fox Sports and Fox Sports Two over the same technologies throughout Austar's service area until 2006. Austar has also entered into an agreement with C&W Optus that provides Austar with non-exclusive distribution rights for the three C&W Optus movie channels until December 2006.



Austar has exclusive rights in its service area to distribute, via DTH and wireless cable, six channels of programming supplied by XYZ Entertainment:
Discovery Channel, Nickelodeon, The Lifestyle Channel,

Channel [V], MusicMAX and arena. The Disney Channel is provided to Austar under a licensing agreement that runs until September 2005. Austar also obtains at competitive price levels additional programming from a number of independent sources, including Time Warner, ESPN, Seven Network, National Geographic, Music Country and Sky Racing. The Weather Channel, the Adults Only channel and certain pay-per-view events are derived from entities in which we have an interest. Effective November 1, 2001 Austar made available the ABC National channel as well as two youth channels, ABC Kids and Fly, for no additional charge.



In October 2001, Austar commercially launched a broad range of interactive services including subscription games, "T-Mail," interactive advertising and retail shopping applications, as well as an enhanced electronic programming guide. Austar has licensed from Open TV, Inc. its operating systems for interactive applications through Austar's set top boxes.



New Business Opportunities. Austar launched high-speed and traditional Internet access services in its markets in early 2000 using wireless cable technologies, and began delivering these services in some of its operating areas via digital DTH at the end of 2000. We believe the provision of Internet access services represents a significant market opportunity due to the combination of substantial consumer demand for Internet access, the limited capacity of the public switched telephone network in regional Australia and the lack of a broadband alternative. Austar also launched the resale of mobile telephone products in October 2000.



In 2000 Austar launched a traditional Internet service and a high speed, broadband service. During 2000 and 2001 Austar built the network to support these services. In late 2001, the provision of these services was reviewed and it was determined that the high speed, broadband service should be cancelled and the network terminated. Austar will continue to provide a traditional Internet service, to complement the pay television service, using a third party network. Austar also launched a mobile telephone service in late 2000.



TELSTRASATURN (NEW ZEALAND)



TelstraSaturn is the only provider of integrated telephone, pay television and Internet access services in New Zealand. These services are currently provided in the greater Wellington area over a hybrid fiber cable network with an overlay of traditional telephone lines. TelstraSaturn plans to create a state-of-the-art national broadband network, which will include a submarine fiber backbone linking Auckland, Wellington and Christchurch during the next five years. On October 1, 2001, Austar announced that it had restructured the shareholders agreement with Telstra whereby Telstra agreed to fund TelstraSaturn by way of subordinated debt. In addition, subsequent to 2004, Austar will have the right to sell its shares in TelstraSaturn to Telstra and Telstra will have the right to acquire Austar's shares. On November 15, 2001, TelstraSaturn announced that it had agreed to acquire Clear Communications from British Telecom. The acquisition, which is subject to regulatory approval, will result in Austar's share of TelstraSaturn being diluted to below 50%.



OTHER UAP OPERATIONS



We also provide multi-channel television services via wireline cable in the Philippines, through our 19.6% economic interest in Pilipino Cable Corporation.



COMPETITION



In areas where our cable television franchises are exclusive, our operating companies generally face competition only from DTH satellite service providers and terrestrial television broadcasters. We have faced the most competition from DTH providers in France, Poland and Sweden. In those areas where our cable television franchises are nonexclusive, including Chile, New Zealand, France, Sweden and Poland, our operating companies face competition from other cable television service providers, DTH satellite service providers and television broadcasters.



In the provision of telephone services, our operating companies face competition from the incumbent telecommunications operator in each country. These operators have substantially more experience in providing telephone services and have greater resources to devote to the provision of telephone services. In many countries, our operating companies also face competition from other new telephone service providers like us, including traditional wireline providers, other cable telephone providers, wireless telephone providers and indirect access providers.



In the provision of Internet access, services and online content, chello broadband faces competition from incumbent telecommunications companies and other telecommunications operators, other cable-based Internet service providers, non cable-based Internet service providers and Internet portals. The Internet services offered by these competitors include both traditional dial-up Internet services and high-speed access services. We have recently encountered competition from a new technology, DSL, which provides high-speed Internet access over traditional telephone lines. Both incumbent and alternative providers offer DSL services. We expect DSL to be a strong competitor to our Internet service in the future.



In the provision of CLEC services, Priority Telecom faces competition from the incumbent telecommunications operator in each country and other CLEC operators. Certain of these operators have substantially more experience in providing telephone services and have greater resources to devote to the provision of telephone services.



EMPLOYEES



As of September 30, 2001, we, together with our consolidated subsidiaries, had approximately 15,000 employees. Certain of our operating subsidiaries, including our Austrian, Dutch, Norwegian and Australian systems are parties to collective bargaining agreements with some of their respective employees. We believe that our relations with our employees are good.



REGULATION



The distribution of video, telephone and content businesses are regulated in each of the countries in which we operate. The scope of regulation varies from country to country, although in some significant respects regulation in UPC's Western European markets is harmonized under the regulatory structure of the European Union, or "EU." Adverse regulatory developments could subject us to a number of risks. These regulations could limit our growth plans, limit our revenues, and limit the number and types of services we offer in different markets. In addition, regulation may impose certain obligations on our systems that subject them to competitive pressure, including pricing restrictions, interconnect obligations, open-network provision obligations and restrictions on content we deliver, including content provided by third parties. Failure to comply with current or future regulation could expose us to various penalties.



In general, the regulatory environment in the EU countries in which we operate is to an increasing degree shaped by the EU framework. Since January 1, 1998, EU directives have set out a framework for telecommunications regulation, which all Member States must follow. These directives are the subject of regular implementation reports from the European Commission which assess the compliance of Member States with the various requirements of the directives. In addition, the Commission has taken action to enforce compliance on Member States.



The European Union is taking steps to substantially increase the level of harmonization across the whole range of communications and broadcasting services early in 2003.



In addition, all EU legislation is required to be implemented in those countries seeking EU membership as part of their accession to the EU. Thus, EU rules have a strong influence and foreshadowing effect in almost all UPC's countries of operation.



EUROPEAN UNION



Austria, Belgium, Denmark, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, The Netherlands, Portugal, Spain, Sweden and the United Kingdom are all Member States of the EU. As such, these countries are required to enact national legislation to implement directives issued by the European

Commission and other EU bodies. Although not an EU Member State, Norway is a member of the European Economic Area and has generally implemented or is implementing the same principles on the same timetable as EU Member States. The Czech Republic, Hungary, Malta, Poland, Romania and Slovak Republic, which are in the process of negotiating their memberships into the EU, started adjusting their regulatory systems to EU requirements. As a result, most of the European markets in which UPC operates or has pending acquisitions have been significantly affected by regulation initiated at the EU level.



On July 12, 2000, the European Commission proposed a suite of new directives, which, if implemented by the European Parliament and European Council would re-write the regulatory regime concerning communications services across the EU. The proposed regulatory framework would attempt, among other things, to decrease national variations in regulations and licensing systems and further increase market competition. These policies would seek to harmonize licensing procedures, reduce administrative fees, ease access and interconnection, and reduce the regulatory burden for telecommunications companies. The European Commission is also proposing to use competition laws rather than regulation to prevent dominant carriers from abusing their market power. Specifically, the various provisions of the proposed directives would: extend the protection of personal data and privacy rules to data services and Internet connections; define universal service goals and user rights policies; require several measures for consumer protection, including number portability and the establishment of a European emergency number; and require that, except in cases of limited resources such as the licensing of spectrum rights, national regulatory agencies issue general authorizations in place of individual operator licenses. These directives are expected to be adopted in some form or other in 2001 or 2002 and come in force in the Member States in 2003.



Conditional Access for Video Services. EU Member States regulate the offering of conditional access systems, such as set-top computers used for the expanded basic tier services offered by many of our operating companies. Providers of such conditional access systems are required to make them available on a fair, reasonable and non-discriminatory basis to other video service providers, such as broadcasters.



Separation of Video and Telephone Operations. In June 1999, the European Commission adopted a directive requiring Member States to enact legislation directing certain telecommunications operators to separate their cable television and telecommunications operations into distinct legal entities. This directive is intended to aid the development of the cable television sector and to encourage competition and innovation in local telecommunications and high speed Internet access. The directive includes competition safeguards to deter anticompetitive cross-subsidies or discrimination by incumbent telecommunications operators as they enter into cable television or broadband services.



Telephone Interconnection. An EU directive sets forth the general framework for interconnection, including general obligations for telecommunications operators to allow interconnection with their networks. Public telecommunications network operators are required to negotiate interconnection agreements on a non-discriminatory basis. Public telecommunications network operators with significant market power (which, although it may vary, is generally presumed when an operator has 25.0% or more of the relevant market) are subject to additional obligations. They must offer interconnection without discriminating between operators that offer similar services, and their interconnection charges must follow the principles of transparency and be based on the actual cost of providing the interconnection and carriage of telephone traffic. The directive also contains provisions on collocation of facilities, number portability with certain exceptions, supplementary charges to contribute to the costs of universal service obligations and other interconnection standards. As a result, if the principles in the directive are fully applied, our operating companies in the EU and Norway should be able to interconnect with the public fixed network and other major telecommunications networks on reasonable terms in order to provide their services.



Telephone Licensing. EU Member States are required to adopt national legislation so that providers of telecommunications services generally require either no authorization or a general authorization which is conditional upon "essential requirements," such as the security and integrity of the network's operation. Licensing conditions and procedures must be objective, transparent and non-discriminatory. In addition, telecommunications operators with significant market power may be required by Member States to hold individual licenses carrying more burdensome conditions than the authorizations held by other providers.

Significant market power is typically 25.0% of the relevant market. License fees can only include administrative costs except in the case of scarce resources where additional fees are allowed.



Broadcasting. Generally, broadcasts emanating from and intended for reception within a country must respect the laws of that country. EU Member States are required to allow broadcast signals of broadcasters in other Member States to be freely transmitted within their territory so long as the broadcaster complies with the law of the originating Member States. To some degree such cross-border broadcasting rights are permitted outside the EU. For example, programs originating in the UK or The Netherlands may be broadcast into Poland. An EU directive also establishes quotas for the transmission of European-produced programming and programs made by European producers who are independent of broadcasters.



Member States are required to permit a satellite broadcaster to obtain the necessary copyright license for its programs in just one country (generally, the country in which the broadcaster is established), rather than obtaining copyright licenses in each country in which the broadcast is received.



Set forth below is an overview of the types of regulation affecting our various businesses, as well as a summary of the regulatory environment in the EU and certain countries where we operate a significant proportion of our major systems.



DISTRIBUTION INFRASTRUCTURE AND VIDEO BUSINESS



Licenses. Our operating companies are generally required to either obtain licenses, permits or other governmental authorizations from, or notify or register with relevant local or regulatory authorities to own and operate their respective distribution systems. Generally, these licenses are non-exclusive. In many countries, licenses are granted for a specified number of years. For example, most of the licenses of UPC's Israeli system expire in 2002 and UPC will seek renewal.



In some countries, including Austria, France and Israel, UPC pays annual franchise fees based on the amount of UPC's revenues. In other countries, the fee consists of a payment upon initial application and/or nominal annual payments.



Broadcasters such as SBS and our Polish DTH video service operate pursuant to licenses granted by national or local regulatory authorities that allow use of certain radio frequencies in a specified geographic area, generally for a limited duration but which can be renewed. Broadcasters operate subject to various regulatory conditions, such as limitations on advertising, program content, program sponsorship and ownership.



Video "Must Carry" Requirements. In most countries where UPC provides video and radio service, UPC is required to transmit to subscribers certain "must carry" channels, which generally include public national and local channels. Certain countries have adopted additional programming requirements. For example, in France various laws restrict the content of programming UPC is allowed to offer. In parts of Belgium UPC must seek authorization for distribution of non-EU programming. In Israel, cable television providers must obtain an authorization from the relevant regulatory authority to add or remove channels from their cable programming offerings and must spend at least 15% of their programming expenses on local programming.



Pricing Restrictions. Local or national regulatory authorities in many countries where we provide video services also impose pricing restrictions. Often, the relevant local or national authority must approve basic tier price increases. In certain countries, price increases will only be approved if the increase is justified by an increase in costs associated with providing the service or if the increase is less than or equal to the increase in the consumer price index. Even in countries where rates are not regulated, subscriber fees may be challenged if they are deemed to constitute anti-competitive practices.



TELEPHONE



The liberalization of the telecommunications market in Europe and Chile allowed new entrants like us to enter the telephone services market. The regulatory situation in most of the Eastern European markets in which we operate and in Israel currently precludes us from offering traditional switched telephone services.

Generally, our operating companies are required to obtain licenses to offer telephone services, although, in some countries we need only register with the appropriate regulatory authority. Our operating companies have, to date, not been subject to telephone rate regulation but would become subject to such regulation in a number of jurisdictions if they are deemed to hold significant market power, typically defined as at least 25.0% market share in a relevant market. In some countries, we must notify the regulatory authority of our tariff structure and any subsequent price increases.



Incumbent telephone providers in each EU market are required to offer new entrants into the telephone market interconnection with their networks. Interconnection must be offered on a non-discriminatory basis and in accordance with certain principles set forth in the relevant EU directive, including cost-based pricing.



CONTENT BUSINESS



Internet. UPC's internet-related businesses must comply with both EU regulation and with relevant domestic law in the provision of Internet access services and on-line content. In several countries, including Norway and France, the provision of Internet access services does not require any sort of license or notification to a regulatory body. Other countries, including Austria, Belgium and The Netherlands, require that providers of these services register with or notify the relevant regulatory authority of the services they provide and, in some cases, the prices charged to subscribers for such services.



Our operating companies that provide Internet services must comply with both Internet-specific and general legislation concerning data protection, content provider liability and electronic commerce. For example, in June 2000, the EU issued a directive establishing several principles for the regulation of e-commerce activities, including that companies providing network services or storage of information have limited obligations and liability for information transmitted or stored on their systems. As regulation in this area develops, it will likely have a significant impact on the provision of Internet services by our operating companies.



Programming. The Independent Television Commission in the United Kingdom licenses the Polish programming we produce and one of our UPCtv channels as satellite television services. Some of our UPCtv channels are licensed in The Netherlands. As such, this programming is then retransmitted under the European Convention on Transfrontier Broadcasting.



COMPETITION LAW AND OTHER MATTERS



EU directives and national consumer protection and competition laws in UPC's Western European and certain other markets impose limitations on the pricing and marketing of integrated packages of services, such as video, telephone and Internet access services. These limitations are common in developed market economies and are designed to protect consumers and ensure a fair competitive market. While UPC may offer our services in integrated packages in our Western European markets, UPC is generally not permitted to make subscription to one service, such as cable television, conditional upon subscription to another service, such as telephone, that a subscriber might not otherwise take. In addition, we must not abuse or enhance a dominant market position through unfair anti-competitive behavior. For example, cross-subsidization between our business lines that would have this effect would be prohibited. We have to be careful, therefore, in accounting for discounts in services provided in integrated packages.



As we become larger throughout the EU and in individual countries in terms of service area coverage and number of subscribers, we may face regulatory scrutiny as we continue to acquire new systems or expand operations. Regulators may prevent certain acquisitions or permit them only subject to certain conditions.



In a number of non-EU jurisdictions where our operating companies have a significant market presence, we are subject to certain limitations. For example, in Hungary a single cable operator may not provide service to homes exceeding in the aggregate one-sixth of the Hungarian population. On November 8, 1999, the Israeli Restrictive Trade Practices Tribunal announced its determination that all Israeli cable television operating companies, including Tevel and Gvanim, were monopolies in their respective franchise areas in the field of supplying multi-channel pay television. Tevel and Gvanim are contesting this declaration which would subject Tevel to the provisions of the Israeli Anti-trust law applicable to monopolies.



ISRAEL



According to the terms and conditions of its current franchise, Tevel makes royalty payments equal to 5% of Tevel's income to the State of Israel. The Ministry of Communications has announced its intention to lower the current rate of royalties expected from cable companies to a rate of 4% in years 2002 and 2003, and 3.5% from 2004 and afterwards.



On July 25, 2001, the Israeli parliament passed amendment number 25 to the Communications Law -- 1982, which became effective as of August 9, 2001. The amendment requires that broadcast services and telecommunication services provided by the cable companies be provided through separate entities. The amendment to the Communications law also gives the Minister of Communications expansive authority to order license holders to open access to other license holders, including the use of broadcast centers and infrastructure which has been built on the property of subscribers.



Under the amendment, a holder of a general license to broadcast via cable will be obligated to invest in local content production. The amount of this investment will be decided by the Cable Television Commission, but can be no lower than 8% and no greater than 12% of the amount of income received by the license holder from its subscribers.



THE NETHERLANDS



In the Netherlands, the Dutch government is debating the question of what rights regulation should afford third parties in terms of access to cable networks. In the summer of 2000, the Dutch government committed to adopt a law on cable access, in line with the EU framework within two years. The early stages of consultation on this law are ongoing.



In addition, in March of 2001 OPTA (the Dutch communications regulator) and the NMa (the Dutch competition authority) published a joint consultation paper regarding access to cable networks. It is likely that the findings of this joint consultation will inform the ongoing legislative process.



There can be no certainty at the moment as to the final form of any such law, if passed, nor how it will be implemented by regulatory authorities should it come into force. We expect debate on this issue at national and European levels to continue.



POLAND REGULATORY ISSUES



In addition to many of the issues discussed above, Poland has certain foreign ownership restrictions. Programming may be broadcast in Poland only by Polish entities in which foreign persons hold no more than 33.0% of the share capital, ownership interest and voting rights. The majority of the management and supervisory boards of any company holding a broadcasting license must be comprised of Polish citizens residing in Poland. We believe that the ownership structure of UPC Polska and its subsidiaries comply with Poland's regulatory restrictions on foreign ownership of broadcasts.



Television operators, including cable and DTH operators, in Poland are subject to the provisions of the Polish Copyright Act. Recent legislation has increased the rights of authors in their copyrighted materials, which could lead to a significant increase of fees to be paid by television operators.



On January 1, 2001, a new Telecommunications Law came into force. Under the new Telecommunications Law, only the operation of public telephone networks and the operation of public networks used for the broadcast or distribution of radio and TV programs would require a telecommunications permit to be issued by the new regulatory authority, the Office of Telecommunications Regulation, or "OTR." Other types of telecommunication activities, such as data transmission and Internet access services, are subject to registration with the OTR.

The new Telecommunications Law may affect UPC Polska's ability to obtain required radio frequencies allocations in case such frequencies would be assigned by way of public tenders. The new Telecommunications Law also contains provisions regarding the access to networks and infrastructure sharing, and eliminates foreign ownership limitations with respect to the provision of cable television and domestic telecommunications services.



CHILE



Cable and telephone applications for concessions and permits are submitted to the Ministry of Transportation and Telecommunications, which, through the Subsecretary of Telecommunications, is the government body responsible for regulating, granting concessions and registering all telecommunications. Wireline cable television licenses are non-exclusive and granted for indefinite terms, based on a business plan for a particular geographic area. There is an 18.0% value added tax levied on multi-channel television services but no royalty or other charges associated with the re-transmission programming from off-air broadcasting television networks. Wireless licenses have renewable terms of 10 years. VTR has cable permits in most major and medium sized markets in Chile. Cross ownership between cable television and telephone is also permitted.



The General Telecommunications Law of Chile allows telecommunications companies to provide service and develop telecommunications infrastructure without geographic restriction or exclusive rights to serve. Chile currently has a competitive, multi-carrier system for international and local long distance telecommunications services. Regulatory authorities currently determine prices for local services until the market is determined to be competitive. The maximum rate structure is determined every five years. Local service providers with concessions are obligated to provide service to all concessionaires who are willing to pay for an extension to get service. Local providers must also give long distance service providers equal access to their network connections.



AUSTRALIA



The Australian federal government under various Commonwealth statutes regulates the provision of subscription television services in Australia. In addition, State and Territory laws, including environmental and consumer contract legislation, may impact the construction and maintenance of a transmission system for subscription television services, the content of those services, as well as various aspects of the subscription television business itself.



The Australia Broadcasting Services Act 1992, or "BSA," regulates the ownership and operation of all categories of television and radio services in Australia. The technical delivery of broadcasting services is separately licensed under the Radiocommunications Act 1992 or the Telecommunications Act 1997, depending on the delivery technology utilized, such as wireline cable, DTH, MMDS or any other means of transmission. The BSA regulates subscription television broadcasting services by requiring each service to have an individual license. Companies associated with Austar hold approximately 152 television broadcasting licenses issued under the BSA. Each license is issued subject to certain conditions. The government may vary or revoke license conditions or may, by written notice, specify additional conditions.



Those companies also hold a carrier license, and operate as carriage service providers, under the Telecommunications Act for the provision of broadband Internet services and certain pay television services; as well as hold a mixture of spectrum and apparatus licenses issued under the Radiocommunications Act.



Under the BSA, foreign ownership of "company interests" of pay television broadcasting licenses is limited to 20.0% by a single foreign person and an aggregate of 35.0% by all foreign persons. Australian companies hold the BSA licenses authorizing Austar's pay television services for the purposes of the BSA.



LITIGATION



UPC is currently engaged in arbitration proceedings in France. A minority shareholder in UPC's subsidiary, Mediareseaux S.A., has instituted arbitration proceedings under ICC Rules alleging breach of contract under a certain Business Combination Agreement dated December 15, 1999 and entered into between, inter alia, UPC and Intercomm France CVOHA, or "ICH." As part of the arbitration proceedings, ICH obtained an attachment of the shares held by UPC in Mediareseaux. UPC is vigorously defending the attachment and the arbitration proceedings and has filed appropriate counter claims.



On November 28, 2001, a class action law suit was filed in the United States District Court, Southern District of New York, against UPC and certain of its officers and underwriters. The suit was filed on behalf of certain purchasers of UPC's common stock. The complaint alleges violations of securities laws incident to UPC's initial public offering of its shares of common stock. The alleged violations are said to involve commissions that the underwriters received from certain investors, wrongful allocations of shares by the underwriters to their customers, and inadequate disclosure. UPC and its officers deny the plaintiffs' claims and intend to vigorously defend the lawsuit.

                            SELECTED FINANCIAL DATA



In the table below, we provide you with our selected historical consolidated financial data. We prepared this information using our consolidated financial statements as of the dates indicated and for each of the years ended December 31, 2000 and December 31, 1999, the ten months ended December 31, 1998, the years ended February 29, 1998 and 1997, and for the nine month periods ended September 30, 2001 and 2000. We derived our consolidated statement of operations and balance sheet data below for the fiscal periods ended December 31, 2000, 1999, 1998, February 28, 1998 and 1997 from our audited financial statements. The unaudited financial data as of September 30, 2001 and for the nine month periods ended September 30, 2001 and 2000 contain only normal recurring accruals, that in the opinion of management, are necessary for a fair presentation of our results for these periods. The interim results of operations are not necessarily indicative of results that may be expected for a full year. The financial data presented below is not necessarily comparable from period to period as a result of several transactions, including acquisitions and dispositions of consolidated and equity investees. For this and other reasons, you should read it together with our historical financial statements and related notes and also with management's discussion and analysis of financial condition and results of operations contained in the underlying reports included in this proxy statement/prospectus.


                                              (UNAUDITED)
                                    NINE MONTHS ENDED SEPTEMBER 30,      YEAR ENDED DECEMBER 31,
                                    -------------------------------   -----------------------------
                                         2001             2000            2000            1999
                                    --------------   --------------   -------------   -------------
                                     (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND NUMBER OF SHARES)
STATEMENT OF OPERATIONS DATA:
Revenue...........................   $ 1,185,860      $   901,048      $ 1,251,034     $   720,762
Operating expense.................      (841,080)        (630,867)        (876,234)       (458,748)
Selling, general and
 administrative expense...........      (518,463)        (506,148)        (700,081)       (618,925)
Depreciation and amortization.....      (823,824)        (566,296)        (815,522)       (418,714)
Impairment and restructuring
 charges..........................      (305,368)               -                -               -
                                     -----------      -----------      -----------     -----------
 Operating loss...................    (1,302,875)        (802,263)      (1,140,803)       (775,625)
Interest income...................        88,148          101,213          133,297          54,375
Interest expense..................      (811,918)        (637,145)        (928,783)       (399,999)
Foreign currency exchange (loss)
 gain, net........................       (29,643)        (292,606)        (215,900)        (39,501)
Proceeds from litigation
 settlement.......................       194,830                -                -               -
Gain on issuance of common equity
 securities by subsidiaries.......             -          127,731          127,731       1,508,839
Provision for losses on investment
 related costs....................      (334,660)               -           (5,852)         (7,127)
(Loss) gain on sale of investments
 in affiliates....................         1,764                -            6,194               -
Other expense, net................        (7,736)          (2,306)          (4,305)        (14,641)
                                     -----------      -----------      -----------     -----------
 (Loss) income before income taxes
   and other items................    (2,202,090)      (1,505,376)      (2,028,421)        326,321
Income tax benefit (expense),
 net..............................           773            6,932            2,897            (198)
Minority interests in
 subsidiaries.....................       192,698          692,935          934,548         360,444
Share in results of affiliates,
 net..............................      (122,737)         (79,332)        (129,914)        (50,249)
Extraordinary charge for early
 retirement of debt...............             -                -                -               -
Cumulative effect of change in
 accounting principle.............        32,574                -                -               -
                                     -----------      -----------      -----------     -----------
    Net (loss) income.............   $(2,098,782)     $  (884,841)     $(1,220,890)    $   636,318
                                     ===========      ===========      ===========     ===========
Net (loss) income per common
 share:
 Basic net (loss) income..........   $    (21.66)     $     (9.63)     $    (13.24)    $      7.53
                                     ===========      ===========      ===========     ===========
 Diluted net (loss) income........   $    (21.66)     $     (9.63)     $    (13.24)    $      6.67
                                     ===========      ===========      ===========     ===========

                                     TEN MONTHS
                                        ENDED          YEAR ENDED FEBRUARY 28,
                                    DECEMBER 31,    -----------------------------
                                        1998            1998            1997
                                    -------------   -------------   -------------
                                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND NUMBER OF SHARES)
STATEMENT OF OPERATIONS DATA:
Revenue...........................   $   254,466     $    98,622     $    31,555
Operating expense.................      (122,811)        (65,631)        (26,251)
Selling, general and
 administrative expense...........      (299,993)        (91,356)        (54,020)
Depreciation and amortization.....      (159,045)        (91,656)        (38,961)
Impairment and restructuring
 charges..........................             -               -               -
                                     -----------     -----------     -----------
 Operating loss...................      (327,383)       (150,021)        (87,677)
Interest income...................        10,681           7,806          13,329
Interest expense..................      (163,227)       (124,288)        (79,659)
Foreign currency exchange (loss)
 gain, net........................         1,582          (1,419)           (350)
Proceeds from litigation
 settlement.......................             -               -               -
Gain on issuance of common equity
 securities by subsidiaries.......             -               -               -
Provision for losses on investment
 related costs....................        (9,686)        (14,793)         (5,859)
(Loss) gain on sale of investments
 in affiliates....................             -          90,020          65,249
Other expense, net................        (3,518)         (3,669)           (641)
                                     -----------     -----------     -----------
 (Loss) income before income taxes
   and other items................      (491,551)       (196,364)        (95,608)
Income tax benefit (expense),
 net..............................          (610)              -               -
Minority interests in
 subsidiaries.....................         1,410           1,568           4,358
Share in results of affiliates,
 net..............................       (54,781)        (68,645)        (47,575)
Extraordinary charge for early
 retirement of debt...............             -         (79,091)              -
Cumulative effect of change in
 accounting principle.............             -               -               -
                                     -----------     -----------     -----------
    Net (loss) income.............   $  (545,532)    $  (342,532)    $  (138,825)
                                     ===========     ===========     ===========
Net (loss) income per common
 share:
 Basic net (loss) income..........   $     (7.43)    $     (4.46)    $     (1.79)
                                     ===========     ===========     ===========
 Diluted net (loss) income........   $     (7.43)    $     (4.46)    $     (1.79)
                                     ===========     ===========     ===========

                                              (UNAUDITED)
                                    NINE MONTHS ENDED SEPTEMBER 30,      YEAR ENDED DECEMBER 31,
                                    -------------------------------   -----------------------------
                                         2001             2000            2000            1999
                                    --------------   --------------   -------------   -------------
                                     (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND NUMBER OF SHARES)
Weighted-average number of common
 shares outstanding:
 Basic............................    98,683,319       95,940,658       96,114,927      82,024,077
                                     ===========      ===========      ===========     ===========
 Diluted..........................    98,683,319       95,940,658       96,114,927      95,331,929
                                     ===========      ===========      ===========     ===========
OTHER FINANCIAL DATA:
Operating loss....................   $(1,302,875)     $  (802,263)     $(1,140,803)    $  (775,625)
Depreciation and amortization.....       823,824          566,296          815,522         418,714
Stock-based compensation..........           982             (960)         (43,183)        223,734
Impairment and restructuring
 charges..........................       305,368                -                -               -
                                     -----------      -----------      -----------     -----------
 Consolidated Adjusted EBITDA(1)..   $  (172,701)     $  (236,927)     $  (368,464)    $  (133,177)
                                     ===========      ===========      ===========     ===========

                                     TEN MONTHS
                                        ENDED          YEAR ENDED FEBRUARY 28,
                                    DECEMBER 31,    -----------------------------
                                        1998            1998            1997
                                    -------------   -------------   -------------
                                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND NUMBER OF SHARES)
Weighted-average number of common
 shares outstanding:
 Basic............................    73,644,728      77,033,786      78,071,552
                                     ===========     ===========     ===========
 Diluted..........................    73,644,728      77,033,786      78,071,552
                                     ===========     ===========     ===========
OTHER FINANCIAL DATA:
Operating loss....................   $  (327,383)    $  (150,021)    $   (87,677)
Depreciation and amortization.....       159,045          91,656          38,961
Stock-based compensation..........       164,793               -               -
Impairment and restructuring
 charges..........................             -               -               -
                                     -----------     -----------     -----------
 Consolidated Adjusted EBITDA(1)..   $    (3,545)    $   (58,365)    $   (48,716)
                                     ===========     ===========     ===========


------------

(1)Adjusted EBITDA represents net operating earnings before depreciation, amortization and stock-based compensation charges. Stock-based compensation charges result from variable plan accounting for our subsidiaries' regular and phantom stock option plans and are generally non-cash charges. Industry analysts generally consider Adjusted EBITDA to be a helpful way to measure the performance of cable television operations and communications companies. Adjusted EBITDA should not, however, be considered a replacement for net income, cash flows or for any other measure of performance or liquidity under generally accepted accounting principles, or as an indicator of a company's operating performance. Our presentation of Adjusted EBITDA may not be comparable to statistics with a similar name reported by other companies. Not all companies and analysts calculate Adjusted EBITDA in the same manner.



                                          (UNAUDITED)                   DECEMBER 31,                         FEBRUARY 28,
                                         SEPTEMBER 30,   -------------------------------------------   -------------------------
                                             2001            2000            1999           1998           1998          1997
                                         -------------   -------------   ------------   ------------   ------------   ----------
                                                                             (IN THOUSANDS)
BALANCE SHEET DATA:
Cash, cash equivalents, restricted cash
 and short-term liquid investments.....   $ 1,218,077     $ 2,235,524     $2,573,821     $   94,321     $  358,122     $140,743
Other current assets, net..............     1,045,406         844,676        412,445         94,206         52,877       28,934
Investments in affiliates, net.........       345,421         756,322        309,509        429,490        341,252      253,108
Property, plant and equipment, net.....     3,743,597       3,748,804      2,379,837        451,442        440,735      219,342
Goodwill and other intangible assets,
 net...................................     4,490,339       5,154,907      2,944,802        424,934        409,190      132,636
Other non-current assets...............       567,535         263,540        382,439         47,702         77,659       45,173
                                          -----------     -----------     ----------     ----------     ----------     --------
     Total assets......................   $11,410,375     $13,003,773     $9,002,853     $1,542,095     $1,679,835     $819,936
                                          ===========     ===========     ==========     ==========     ==========     ========
Current liabilities....................   $ 1,266,011     $ 1,553,765     $  908,700     $  326,552     $  291,390     $ 88,941
Senior notes and other long-term
 debt..................................    10,699,677       9,544,926      5,989,455      1,939,289      1,702,771      675,183
Other non-current liabilities..........       152,402          66,615         95,502        184,928         30,204        9,116
                                          -----------     -----------     ----------     ----------     ----------     --------
     Total liabilities.................    12,118,090      11,165,306      6,993,657      2,450,769      2,024,365      773,240
Minority interests in subsidiaries.....     1,557,373       1,884,568        867,970         18,705         15,186          307
Preferred stock........................        29,510          28,117         26,920         56,286         32,564       31,293
Stockholders' (deficit) equity.........    (2,294,598)        (74,218)     1,114,306       (983,665)      (392,280)      15,096
                                          -----------     -----------     ----------     ----------     ----------     --------
     Total liabilities and
       stockholders' (deficit)
       equity..........................   $11,410,375     $13,003,773     $9,002,853     $1,542,095     $1,679,835     $819,936
                                          ===========     ===========     ==========     ==========     ==========     ========

            UNAUDITED PRO FORMA FINANCIAL INFORMATION OF NEW UNITED



In the tables below, we provide you with unaudited pro forma condensed consolidated statements of operations of New United for the year ended December 31, 2000 and the nine months ended September 30, 2001, to give you a better understanding of what New United's consolidated operations might have looked like had we consummated the merger as of January 1, 2000. The pro forma consolidated balance sheet shows what New United would have looked like if we had completed the transaction as of September 30, 2001. We derived this information from the consolidated financial statements of United, in addition to certain assumptions and adjustments in the accompanying notes to the pro forma information. The information should be read together with our historical financial statements and related notes contained in the underlying reports included in this proxy statement/prospectus.



The unaudited pro forma condensed consolidated financial statements reflect the consolidation of United into New United. Based on the relationship between United, New United and New United's shareholders, we believe, under US generally accepted accounting principles ("GAAP"), that the consolidation of United into New United properly reflects the substance of the parent-subsidiary relationship, notwithstanding the lack of technical majority voting control over United by New United. Although we believe consolidation is appropriate under the circumstances, the SEC could disagree resulting in New United accounting for its investment in United under the equity method of accounting. We intend to discuss and resolve this issue with the SEC prior to the effective date of this proxy statement/registration statement.



New United will become our 99.5% shareholder and holders of our common stock will receive equivalent common stock of New United. Our merger with a newly created subsidiary of New United will be accounted for by New United as a reorganization of entities under common control at historical cost similar to a pooling of interests. New United expects to consolidate the financial position and results of operations of United upon closing of the transaction. You should not rely on the unaudited selected pro forma condensed consolidated financial information as being indicative of the historical results that we would have had or the future results that New United will experience after the merger. Assuming completion of the merger, the actual financial position and results of operations will differ, perhaps significantly, from the pro forma amounts reflected herein because of a variety of factors, including access to additional information, change in value not currently identified and changes in operating results between the dates of the pro forma financial data and the date on which the merger takes place.



In connection with the merger and related transactions, Liberty will contribute the Liberty Contribution Assets to New United as follows:



- notes issued by Belmarken and UPC (subsidiaries of United) having an accreted value of approximately $891.7 million at January 30, 2002, exchangeable into shares of UPC at the U.S. dollar equivalent of E8.00 per share;



- the Liberty cash contribution; and



- the Liberty UPC bonds.



Liberty will also repay approximately $304.6 million dollars of debt (including accrued interest of $17.0 through January 30, 2002) that Liberty owes to us, through the issuance of Liberty Notes to us in an equivalent amount, in addition to approximately $241.3 million which was repaid in cash on December 3, 2001.



Before the merger, Liberty and its affiliates will contribute all of their United Class B common stock and a portion of their United Class A common stock to United in exchange for the issuance of an equal number of shares of New United Class C common stock. Also before the merger, the Founders will contribute their United Class B common stock to New United in exchange for the issuance of an equal number of shares of New United Class B common stock. Prior to this contribution the Founders will convert an adequate number of shares of United Class B common stock into shares of United Class A common stock to insure that New United does not acquire 50.0% or more of the voting power of United. The Founders will receive one share of New United Class B common stock for each share of United Class B common stock that is so converted.

Merger Subsidiary will be merged into us, and the remaining outstanding shares of our Class A common stock (including those shares still held by Liberty and its affiliates) and Class B common stock will be converted into an equal number of shares of New United's Class A common stock. The outstanding shares of each series of our preferred stock, other than our Series E preferred stock, will be converted into shares of New United Class A common stock equal to the number of shares of United Class A common stock into which the preferred stock is convertible immediately prior to the merger.



New United will issue approximately 281.4 million shares of New United's Class C common stock in return for the Belmarken notes, the Liberty cash contribution and the Liberty UPC bonds. These shares are in addition to the shares of New United Class C common stock that Liberty will receive as a result of the conversion or exchange of some of the existing United Class A common stock and all of the Class B Common stock it currently holds in United.

                                   NEW UNITED


            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET


                               SEPTEMBER 30, 2001



                                                                       PRO FORMA
                                                                       PURCHASE         NEW UNITED
                                     NEW UNITED(1)     UNITED(1)      ADJUSTMENTS        PRO FORMA
                                     -------------   -------------   -------------     -------------
                                                             (IN THOUSANDS)
ASSETS
Current assets
  Cash, cash equivalents,
    restricted cash and short-term
    liquid investments.............      $  -         $ 1,218,077     $   189,082(2)    $ 1,407,159
  Subscriber receivables, net......         -             116,717               -           116,717
  Notes receivable, related
    party..........................         -             560,510        (535,146)(3)        25,364
  Other current assets, net........         -             368,179               -           368,179
                                         ----         -----------     -----------       -----------
      Total current assets.........         -           2,263,483        (346,064)        1,917,419
Marketable equity securities and
  other investments................         -              37,276               -            37,276
Investments in affiliates, net.....         -             345,421               -           345,421
Property, plant and equipment,
  net..............................         -           3,743,597               -         3,743,597
Goodwill and other intangible
  assets, net......................         -           4,490,339               -         4,490,339
Deferred financing costs, net......         -             188,434         (32,234)(4)       156,200
Derivative securities..............         -             306,277               -           306,277
Other assets, net..................         -              35,548               -            35,548
                                         ----         -----------     -----------       -----------
      Total assets.................      $  -         $11,410,375     $  (378,298)      $11,032,077
                                         ====         ===========     ===========       ===========

LIABILITIES AND STOCKHOLDERS' (DEFICIT) EQUITY
Current liabilities
  Accounts payable.................      $  -         $   304,616     $         -       $   304,616
  Accrued liabilities..............         -             565,909         (12,469)(5)       553,440
  Subscriber prepayments and
    deposits.......................         -             140,213               -           140,213
  Short-term debt..................         -              35,908               -            35,908
  Current portion of other
    long-term debt.................         -             202,729               -           202,729
  Other current liabilities........         -              16,636               -            16,636
                                         ----         -----------     -----------       -----------
      Total current liabilities....         -           1,266,011         (12,469)        1,253,542
Senior discount notes and senior
  notes............................         -           6,675,074      (1,685,711)(6)     4,989,363
Other long-term debt...............         -           4,024,603        (874,166)(7)     3,150,437
Deferred compensation..............         -               9,149               -             9,149
Deferred taxes.....................         -              90,310               -            90,310
Other long-term liabilities........         -              52,943               -            52,943
                                         ----         -----------     -----------       -----------
      Total liabilities............         -          12,118,090      (2,572,346)        9,545,744
                                         ----         -----------     -----------       -----------
Minority interests in
  subsidiaries.....................         -           1,557,373           2,600(8)      1,559,973
                                         ----         -----------     -----------       -----------
Series B Convertible Preferred
  Stock............................         -              29,510         (29,510)(9)             -
                                         ----         -----------     -----------       -----------
Stockholders' (deficit) equity.....         -          (2,294,598)      2,220,958(9)        (73,640)
                                         ----         -----------     -----------       -----------
      Total liabilities and
         stockholders' (deficit)
         equity....................      $  -         $11,410,375     $  (378,298)      $11,032,077
                                         ====         ===========     ===========       ===========

                                   NEW UNITED


       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS


                      NINE MONTHS ENDED SEPTEMBER 30, 2001



                                                                       PRO FORMA
                                                                       PURCHASE          NEW UNITED
                                      NEW UNITED(1)     UNITED(1)     ADJUSTMENTS        PRO FORMA
                                      -------------   -------------   -----------      --------------
                                          (IN THOUSANDS, EXCEPT SHARE AND PER SHARE INFORMATION)
Revenue.............................     $     -       $ 1,185,860      $     -         $  1,185,860
Operating expense...................           -          (841,080)           -             (841,080)
Selling, general and administrative
  expense...........................           -          (518,463)           -             (518,463)
Depreciation and amortization.......           -          (823,824)           -             (823,824)
Impairment and restructuring
  charges...........................           -          (305,368)           -             (305,368)
                                         -------       -----------      -------         ------------
  Operating (loss) income...........           -        (1,302,875)           -           (1,302,875)
Interest income.....................           -            88,148      (24,101)(10)          64,047
Interest expense....................           -          (811,918)     164,732(11)         (647,186)
Foreign currency exchange loss,
  net...............................           -           (29,643)           -              (29,643)
Proceeds from litigation
  settlement........................           -           194,830            -              194,830
Provision for loss on investments...           -          (334,660)           -             (334,660)
Other (expense) income, net.........           -            (5,972)           -               (5,972)
                                         -------       -----------      -------         ------------
  (Loss) income before income taxes
    and other items.................           -        (2,202,090)     140,631           (2,061,459)
Income tax benefit, net.............           -               773            -                  773
Minority interests in
  subsidiaries......................           -           192,698            -              192,698
Share in results of affiliates,
  net...............................           -          (122,737)           -             (122,737)
                                         -------       -----------      -------         ------------
  Net (loss) income from continuing
    operations......................     $     -       $(2,131,356)     $140,631        $ (1,990,725)
                                         =======       ===========      =======         ============
Basic and diluted net (loss) income
  from continuing operations per
  common share......................     $     -       $    (21.99)                     $      (5.63)
                                         =======       ===========                      ============
Weighted-average common shares --
  basic and diluted.................           1        98,683,319                       353,529,573
                                         =======       ===========                      ============

                                   NEW UNITED


       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS


                          YEAR ENDED DECEMBER 31, 2000



                                                                         PRO FORMA
                                                                         PURCHASE         NEW UNITED
                                        NEW UNITED(1)     UNITED(1)     ADJUSTMENTS        PRO FORMA
                                        -------------   -------------   -----------      -------------
                                            (IN THOUSANDS, EXCEPT SHARE AND PER SHARE INFORMATION)
Revenue...............................    $      -       $ 1,251,034     $      -         $ 1,251,034
Operating expense.....................           -          (876,234)           -            (876,234)
Selling, general and administrative
  expense.............................           -          (700,081)           -            (700,081)
Depreciation and amortization.........           -          (815,522)           -            (815,522)
                                          --------       -----------     --------         -----------
    Operating (loss) income...........           -        (1,140,803)           -          (1,140,803)
Gain on issuance of common equity
  securities by subsidiaries..........           -           127,731            -             127,731
Interest income.......................           -           133,297       (1,045)(10)        132,252
Interest expense......................           -          (928,783)     186,628(11)        (742,155)
Foreign currency exchange loss, net...           -          (215,900)           -            (215,900)
Other expense, net....................           -            (3,963)           -              (3,963)
                                          --------       -----------     --------         -----------
    (Loss) income before other
      items...........................           -        (2,028,421)     185,583          (1,842,838)
Income tax benefit, net...............           -             2,897            -               2,897
Minority interests in subsidiaries....           -           934,548            -             934,548
Share in results of affiliates, net...           -          (129,914)           -            (129,914)
                                          --------       -----------     --------         -----------
    Net (loss) income from continuing
      operations......................    $      -       $(1,220,890)    $185,583         $(1,035,307)
                                          ========       ===========     ========         ===========
Basic and diluted net (loss) income
  from continuing operations per
  common share........................    $      -       $    (13.24)                     $     (3.35)
                                          ========       ===========                      ===========
Weighted-average common shares --basic
  and diluted.........................           -        96,114,927                      308,978,378
                                          ========       ===========                      ===========

                                   NEW UNITED


               NOTES TO UNAUDITED PRO FORMA FINANCIAL INFORMATION


 (1) These columns represent the financial position and historical results of operations of the respective companies.


 (2) Represents the pro forma effect on cash as follows (in thousands):



Transactions which occurred on December 3, 2001
Repayment by Liberty of a portion of the loans from United
  and related accrued interest thereon as of September 30,
  2001......................................................  $   241,309
Issuance of approximately 12.1 million shares of United
  Class A common stock to Liberty for cash..................       20,025
Redemption of the United 1999 Notes.........................     (261,309)
Transactions occurring at closing
Cash received for New United Class C common stock...........      200,000
Cash received from Founders in exchange for 0.5% economic
  interest in United........................................        2,600
Estimated merger transaction costs expected to be incurred
  subsequent to September 30, 2001..........................      (13,543)
                                                              -----------
                                                              $   189,082
                                                              ===========



 (3) Represents the pro forma effect on notes receivable, related party as follows (in thousands):



Transactions which occurred on December 3, 2001
Repayment by Liberty in cash of a portion of the loans from
  United and related accrued interest thereon as of
  September 30, 2001........................................  $  (241,309)
Transactions occurring at closing
Repayment in Liberty Notes of the remaining balance of the
  loans, including related accrued interest, from United to
  Liberty...................................................     (293,837)
                                                              -----------
                                                              $  (535,146)
                                                              ===========



 (4) Represents the decrease in net deferred financing costs as follows:



Elimination upon consolidation of certain deferred financing costs associated with the UPC Notes contributed by Liberty
  (Liberty UPC bonds) to New United at closing..............  $   (20,777)
Estimated merger transaction costs reclassified to equity
  upon consummation of the transaction......................      (11,457)
                                                              -----------
                                                              $   (32,234)
                                                              ===========



 (5) Represents the accrued dividends on the United Series C and D preferred stock paid with New United Class A common stock (approximately 4.1 million shares) at closing.



 (6) Represents the pro forma effect on senior discount notes and senior notes as follows (in thousands):



Elimination upon consolidation of certain UPC Notes as a
  result of the contribution by Liberty of Liberty UPC bonds to New United at closing..................................  $  (1,415,624)
Early retirement of United 1999 Notes on December 3, 2001...       (270,087)
                                                              -------------
                                                              $  (1,685,711)
                                                              =============

                                   NEW UNITED


               NOTES TO UNAUDITED PRO FORMA FINANCIAL INFORMATION



 (7) Represents the elimination upon consolidation of the UPC Belmarken loan upon contribution by Liberty at closing of the Belmarken loan to New United.



 (8) Represents the Founders 0.5% economic interest in United.



 (9) Represents the pro forma effect on stockholders' (deficit) equity as follows (in thousands):



Transaction which occurred on December 3, 2001
Extraordinary gain on early retirement of United 1999
  Notes.....................................................  $      8,778
Issuance of approximately 12.1 million shares of United
  Class A common stock to Liberty...........................        20,025
Transactions occurring at closing
Issuance at closing of approximately 281.4 million shares of
  New United Class C common stock to Liberty, valued at
  $3.02 per share (December 3, 2001 closing price):
  Belmarken loan............................................       294,584
  Liberty UPC bonds.........................................       355,233
  Cash......................................................       200,000
Issuance of approximately 17.4 million shares of New United
  Class A common stock to existing holders of United Series
  B, C and D preferred stock................................       742,010
Issuance of approximately 4.1 million shares of New United
  Class A common stock for the accrued dividends to the
  holders of United Series C and D preferred stock..........        12,469
Historical cost of United's Series C and D preferred
  stock.....................................................      (712,500)
Liberty Notes received in payment of amounts owed to us by
  Liberty, reclassified as an offset to shareholders
  equity....................................................      (293,837)
Extraordinary gain on acquisition by New United of:
  Liberty UPC bonds.........................................     1,039,614
  Belmarken loan............................................       579,582
Estimated merger transaction costs..........................       (25,000)
                                                              ------------
                                                              $ (2,220,958)
                                                              ============



     The pro forma effect of the acquisition of the Liberty UPC bonds and Belmarken loan issued by UPC, and the redemption of the United 1999 Notes, which results in an extraordinary gain on the early retirement of such debt, has not been reflected in the unaudited pro forma statements of operations as this gain is considered a nonrecurring gain attributable to the transaction. See "Certain Federal Income Tax Consequences" elsewhere herein for a discussion regarding the potential adverse tax impacts associated with this discharge of indebtedness.



(10) Represents the pro forma effect on interest income from the repayment of the loans from United to Liberty. It is assumed that New United will resell such Liberty Notes obtained at closing and therefore, no interest income related to such Notes has been reflected in the accompanying pro forma condensed consolidated statements of operations.

                                   NEW UNITED


               NOTES TO UNAUDITED PRO FORMA FINANCIAL INFORMATION



(11)Represents the pro forma effect on interest expense as follows (in thousands):



                                          NINE MONTHS
                                             ENDED             YEAR ENDED
                                       SEPTEMBER 30, 2001   DECEMBER 31, 2000
                                       ------------------   -----------------
Elimination of historical interest
  expense:
  Belmarken loan.....................      $   17,366          $        -
  Liberty UPC bonds..................         126,775             161,558
  United 1999 Notes..................          20,591              25,070
                                           ----------          ----------
                                           $  164,732          $  186,628
                                           ==========          ==========

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF


            FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF UNITED



The following discussion and analysis of financial condition and results of operations cover the nine months ended September 30, 2001 and 2000 (unaudited), the years ended December 31, 2000 and 1999 and the ten months ended December 31, 1998 and should be read together with our consolidated financial statements and related notes included elsewhere herein. These consolidated financial statements provide additional information regarding our financial activities and condition.



INTRODUCTION



Prior to the ten months ended December 31, 1998, our fiscal year-end was the last day of February, and we accounted for our share of the income or loss of our operating companies based on the calendar year results of each operating company. This created a two-month delay in reporting the operating company results in our consolidated results for our fiscal year-end. On February 24, 1999, we changed our fiscal year-end from the last day in February to the last day in December, effective December 31, 1998. To effect the transition to the new fiscal year-end, the combined results of operations of the operating companies for January and February 1998, a loss of $50.4 million, was reported as a one-time adjustment to our retained deficit as of March 1, 1998, in our consolidated statement of stockholders' (deficit) equity. Consequently, the consolidated statement of operations and comprehensive (loss) income presents the consolidated results of the Company and its subsidiaries for the ten months ended December 31, 1998.



SERVICES



To date, our primary source of revenue has been video entertainment services to residential customers. We believe that an increasing percentage of our future revenues will come from telephone and Internet access services within the residential and business markets. Within a decade, video services may only account for half of our total revenue, as our other services increase. The introduction of telephone and Internet access services had a significant negative impact on operating earnings and Adjusted EBITDA during 1998, 1999 and 2000. We expected this negative impact due to the high costs associated with obtaining subscribers, branding, and launching these new services against the incumbent operator. We expect this negative impact to decline in the future. We intend for these new businesses to be Adjusted EBITDA positive after two to three years following introduction of the service, but there can be no assurance this will occur.



Video. Our operating systems generally offer a range of video service subscription packages including a basic tier and an expanded basic tier. In some systems, we also offer mini-tiers and other premium programming. Historically, video services revenue has increased as a result of acquisitions of systems, subscriber growth from both well-established and developing systems, and increases in revenue per subscriber from basic rate increases and the introduction of expanded basic tiers and pay-per-view services.



Voice. Our operating systems that have launched telephone service offer a full complement of telephone products, including caller ID, call waiting, call forwarding, call blocking, distinctive ringing and three-way calling.



Internet. Our local operating companies provide subscribers with high-speed Internet access via their broadband network for a fee.



Content. We provide content for video service providers in Europe, Latin America, Australia and New Zealand. In addition to being provided on our systems, content is also sold to third-party operators.



PRICING



Video. We usually charge a one-time installation fee when we connect video subscribers, a monthly subscription fee that depends on whether basic or expanded-basic tier service is offered, and incremental amounts for those subscribers purchasing pay-per-view and premium programming.

Voice. Revenue from residential telephone usually consists of a flat monthly line rental and a usage charge based upon minutes. In order to achieve high growth from early market entry, we price our telephone service at a discount compared to services offered by incumbent telecommunications operators. In addition, we may waive or substantially discount our installation fees.



Internet. Generally, our services are offered to residential subscribers at flat subscription fees. Our flat fee is designed to be competitive with fees for dial-up Internet access. For business subscribers to services other than our standard broadband Internet access services, we generally agree on the pricing with local operators on a case-by-case basis, depending on the size and capacity requirements of the businesses.



Content. We charge video service providers a per-subscription fee for our video channels.



COSTS OF OPERATIONS



Video. Operating costs include the direct costs of programming, franchise fees and operating expenses necessary to provide service to the subscriber. Direct costs of programming are variable, based on the number of subscribers. The cost per subscriber is established by negotiation between us and the program supplier or rates negotiated by cable associations. Franchise fees, where applicable, are typically based upon a percentage of revenue. Other direct operating expenses include operating personnel, service vehicles, maintenance and plant electricity. Selling, general and administrative expenses include salaries, marketing, sales and commissions, legal and accounting, office facilities and other overhead costs.



Voice. Operating costs include interconnect costs, fees for our customers to move their telephone number from the incumbent's network to our network, network operations, customer operations and customer care. Interconnect costs are variable based upon usage as determined through negotiated interconnect agreements. Selling, general and administrative expenses include salaries, branding, marketing and customer acquisition costs, legal and accounting, human resources, office facilities and other overhead costs.



Internet. Operating costs consist primarily of leased-line and network development and management costs, as well as portal design and development, local connectivity costs, help desk and customer care costs. Selling, general and administrative expenses include branding, customer acquisition costs, personnel-related costs, legal and accounting, office facilities and other overhead.



Content. Operating costs include distribution costs such as transponder fees. A significant portion of these costs are fixed in nature through contractual commitments. Selling, general and administrative expenses include salaries, marketing and subscription acquisition costs, legal and accounting, office facilities and other overhead costs.



RESULTS OF OPERATIONS



REVENUE



                           NINE MONTHS ENDED                                    TEN MONTHS
                             SEPTEMBER 30,          YEAR ENDED DECEMBER 31,       ENDED
                       -------------------------   -------------------------   DECEMBER 31,
                           2001          2000          2000          1999          1998
                       ------------   ----------   ------------   ----------   ------------
                                                  (IN THOUSANDS)
UPC..................   $  924,372     $652,896     $  918,634     $473,422      $172,287
Austar United........      132,925      133,248        177,313      151,722        74,209
VTR..................      123,933      109,203        148,167       87,444             -
Other Latin
  America............        4,488        5,623          6,818        7,655         4,757
Corporate and
  other..............          142           78            102          277             -
Other Asia/Pacific...            -            -              -          242         3,213
                        ----------     --------     ----------     --------      --------
       Total
          revenue....   $1,185,860     $901,048     $1,251,034     $720,762      $254,466
                        ==========     ========     ==========     ========      ========

Revenue increased $284.8 million, or 31.6%, for the nine months ended September 30, 2001 compared to the nine months ended September 30, 2000, and increased $530.3 million, or 73.6%, and $466.3 million, or 183.2%, during the years ended December 31, 2000 and 1999, respectively, the detail of which is as follows:



                               NINE MONTHS ENDED SEPTEMBER 30,               YEAR ENDED DECEMBER 31,
                               -------------------------------   ------------------------------------------------
                                    2001             2000             2000             1999             1998
                               --------------   --------------   --------------   --------------   --------------
                                                                 (IN THOUSANDS)
UPC revenue:
  Video......................   $    564,993     $    470,457     $    641,071     $    392,569     $    189,863
  Voice......................        227,778          120,877          187,103           42,606              267
  Internet...................        113,714           52,560           77,655           26,507            4,756
  Content....................          7,232            4,239            4,606            3,853              677
  Other......................         10,655            4,763            8,199            7,887            9,955
                                ------------     ------------     ------------     ------------     ------------
      Consolidated UPC
        revenue..............   $    924,372     $    652,896     $    918,634     $    473,422     $    205,518
                                ============     ============     ============     ============     ============
      Consolidated UPC
        revenue in euros.....   E  1,033,385     E    695,466     E  1,000,825     E    447,501     E    185,582
                                ============     ============     ============     ============     ============
Austar United revenue:(1)
  Video......................   $    113,989     $    125,240     $    163,938     $    146,881     $     89,819
  Voice......................          2,451            3,166            3,898            4,107                -
  Internet...................          8,061            2,532            5,067                -                -
  Content....................          8,210                -                -                -                -
  Other......................            214            2,310            4,410              734                -
                                ------------     ------------     ------------     ------------     ------------
      Consolidated Austar
        United revenue.......   $    132,925     $    133,248     $    177,313     $    151,722     $     89,819
                                ============     ============     ============     ============     ============
      Consolidated Austar
        United revenue in
        A$...................   A$   256,600     A$   222,600     A$   305,260     A$   232,080     A$   138,765
                                ============     ============     ============     ============     ============
VTR revenue:(2)
  Video......................   $     81,643     $     86,325     $    113,400     $    113,004     $    116,488
  Voice......................         38,308           22,412           33,497           14,467            2,516
  Internet...................          3,982              466            1,270                -                -
                                ------------     ------------     ------------     ------------     ------------
      Consolidated VTR
        revenue..............   $    123,933     $    109,203     $    148,167     $    127,471     $    119,004
                                ============     ============     ============     ============     ============
      Consolidated VTR
        revenue in Chilean
        pesos................   CP76,475,615     CP57,713,492     CP80,028,242     CP63,665,347     CP54,806,926
                                ============     ============     ============     ============     ============


------------

(1)As a result of the sale of 50.0% of our interest in the holding company through which we held the largest portion of our interest in Austar United, we will de-consolidate the results of operations of Austar United effective November 15, 2001.



(2)Represents 100% of the operating results of VTR for all periods reflected. We began consolidating the results of operations of VTR effective May 1, 1999.



The first nine months of 2001 compared to the first nine months of 2000. Revenue for UPC in U.S. dollar terms increased $71.4 million, or 30.6%, from $233.5 million for the three months ended September 30, 2000 to $304.9 million for the three months ended September 30, 2001. Revenue for UPC in U.S. dollar terms increased $271.5 million, or 41.6%, from $652.9 million for the nine months ended September 30, 2000 to $924.4 million for the nine months ended September 30, 2001. On a functional currency basis, UPC's revenue increased E84.5 million, or 32.8%, from E257.9 million for the three months ended September 30, 2000 to E342.4 million for the three months ended September 30, 2001. UPC's revenue increased E337.9 million, or 48.6%, from E695.5 million for the nine months ended September 30, 2000 to E1,033.4 million for the nine months ended September 30, 2001. Video revenue accounted for E31.1 and E130.9 million of this increase for the three and nine months ended September 30, 2001, respectively, primarily due to organic subscriber growth, increases in average revenue per subscriber and new revenue from UPC's acquisition of K&T (The

Netherlands), which we included in our consolidated results effective March 31, 2000, and the acquisition of EWT (Germany), which we included in our consolidated results effective October 1, 2000. Video revenue also increased due to the launch of DTH services in Hungary, the Czech Republic and the Slovak Republic, offset by increased churn in Poland due to a significant rate increase for UPC's DTH service. UPC will deconsolidate the results of its DTH operations in Poland upon closure of the announced transaction with Canal+. Voice revenue accounted for E24.9 million and E125.6 million of the total increase in revenue for the three and nine months ended September 30, 2001, respectively, primarily due to the acquisition of Cignal, and organic subscriber growth (445,600 subscribers at September 30, 2001 compared to 365,300 subscribers at September 30, 2000), offset by Priority Telecom's decision in the third quarter to exit the wholesale voice business in order to refocus on the high margin data business. The increase in Internet revenue for the three and nine months ended September 30, 2001 compared to the same periods in the prior year was primarily due to organic subscriber growth in Internet access services (507,200 subscribers at September 30, 2001 compared to 278,100 subscribers at September 30, 2000).



Revenue for Austar United in Australian dollars increased A$9.7 million, or 12.6%, from A$76.8 ($44.1) million for the three months ended September 30, 2000 to A$86.5 ($44.3) million for the three months ended September 30, 2001, due primarily to the launch of its mobile telephone business in the fourth quarter 2000 and revenue from TVSN, a national shopping channel in Australia and New Zealand, acquired in October 2000. Revenue for Austar United increased A$34.0 million, or 15.3%, from A$222.6 ($133.2) million for the nine months ended September 30, 2000 to A$256.6 ($132.9) million for the nine months ended September 30, 2001. Video revenue accounted for A$10.5 million of this increase, due to organic subscriber growth (average of 428,691 subscribers for the nine months ended September 30, 2001 compared to an average of 401,216 subscribers for the nine months ended September 30, 2000), offset by a reduction in the average monthly revenue per video subscriber from A$55.78 ($33.04) for the nine months ended September 30, 2000 to A$54.74 ($28.36) for the nine months ended September 30, 2001, due to lower premium revenues in the current period. The remaining increase was due to the launch of wireless data services in late first quarter 2000, the launch of its mobile telephone business in the fourth quarter 2000 and revenue from TVSN. The total increase in revenue for the nine months ended September 30, 2001 compared to the same period in the prior year was offset by a A$7.9 ($4.9) million reduction in revenue as a result of the de-consolidation of TelstraSaturn effective April 1, 2000.



Revenue for VTR in U.S. dollar terms increased $4.2 million, or 11.4%, from $37.0 million for the three months ended September 30, 2000 to $41.2 million for the three months ended September 30, 2001. Revenue for VTR in U.S. dollar terms increased $14.7 million, or 13.5% from $109.2 million for the nine months ended September 30, 2000 to $123.9 million for the nine months ended September 30, 2001. On a functional currency basis, VTR's revenue increased CP7.22 billion, or 35.4%, from CP20.42 billion for the three months ended September 30, 2000 to CP27.64 billion for the three months ended September 30, 2001. VTR's revenue increased CP18.77 billion, or 32.5%, from CP57.71 billion for the nine months ended September 30, 2000 to CP76.48 billion for the nine months ended September 30, 2001. Voice revenue accounted for CP4.32 billion and CP11.84 billion of this increase for the three and nine months ended September 30, 2001, respectively, primarily due to telephone subscriber growth (173,000 subscribers at September 30, 2001 compared to 102,700 subscribers at September 30, 2000), as well as an increase in the average monthly revenue per telephone subscriber from CP15,399 and CP15,166 for the three and nine months ended September 30, 2000, respectively, to CP16,316 and CP15,933 for the three and nine months ended September 30, 2001, respectively. On a functional currency basis, video revenue for the three and nine months ended September 30, 2001 compared to the prior periods increased 12.4% and 10.3%, respectively, primarily due to an increase in the number of video subscribers from 408,500 subscribers as of September 30, 2000 to 445,100 subscribers as of September 30, 2001. Average monthly revenue per video subscriber remained flat on a functional currency basis.



2000 Compared to 1999. Revenue for UPC in U.S. dollar terms increased $445.2 million, or 94.0%, from $473.4 million for the year ended December 31, 1999 to $918.6 million for the year ended December 31, 2000, despite a 14.0% devaluation of the euro to the U.S. dollar from year to year. On a functional currency basis, UPC's revenue increased E553.3 million, or 123.6%, from E447.5 million for the year ended December 31,

1999 to E1,000.8 million for the year ended December 31, 2000. This increase was primarily due to acquisitions. The increase in video revenue for the year ended December 31, 2000 compared to the prior year attributable to acquisitions totaled 90.3% of the total increase. Of this increase, acquisitions in The Netherlands represent 40.8%, the acquisition in Poland represents 21.8%, acquisitions in France represent 12.5%, the acquisition in Sweden represents 9.9%, the acquisition in the Czech Republic represents 9.4% and other acquisitions represent 5.6%. The remaining increase in video revenue of 9.7% came from organic subscriber growth and increased revenue per subscriber. The increase in telephone revenue for the year ended December 31, 2000 compared to the prior year is primarily from its acquisitions of A2000 in The Netherlands (September 1999), Kabel Plus in the Czech Republic (November 1999) and Monor in Hungary (December 1999), which total approximately 51.2% of the increase. The remaining increase in telephone revenue is due to organic subscriber growth in UPC's Austrian, Dutch, French, Norwegian and Swedish systems. The increase in Internet revenue for the year ended December 31, 2000 compared to the prior year is primarily due to organic subscriber growth in its residential and business high-speed cable modem Internet access services.



Revenue for Austar United in U.S. dollar terms increased $25.6 million, or 16.9%, from $151.7 million for the year ended December 31, 1999 to $177.3 million for the year ended December 31, 2000, despite a 12.2% devaluation of the Australian dollar to the U.S. dollar from year to year. This increase was primarily due to video subscriber growth (421,200 at December 31, 2000 compared to 381,800 at December 31, 1999). The average monthly revenue per video subscriber remained flat from an average per subscriber of A$53.71 ($34.71) for the year ended December 31, 1999 to an average of A$53.68 ($30.92) per subscriber for the year ended December 31, 2000.



Revenue for VTR in U.S. dollar terms increased $20.7 million, or 16.2%, from $127.5 million for the year ended December 31, 1999 to $148.2 million for the year ended December 31, 2000, despite a 6.3% devaluation of the Chilean peso to the U.S. dollar from year to year. This increase was primarily due to telephone subscriber growth (135,500 at December 31, 2000 compared to 66,700 at December 31, 1999), as well as an increased average monthly revenue per telephone subscriber of $28.97 for the year ended December 31, 2000, compared to $26.09 for the prior year. Video revenue remained flat on a U.S. dollar basis, despite a 9.2% increase in the number of video subscribers from 387,000 as of December 31, 1999 to 422,700 as of December 31, 2000, due to the weakening Chilean peso. Average monthly revenue per video subscriber also remained relatively flat on a U.S. dollar basis ($23.94 for the year ended December 31, 2000 compared to $23.64 for the prior year), but increased 7.3% on a functional currency basis.



1999 Compared to 1998. Revenue for UPC in U.S. dollar terms increased $267.9 million, or 130.4%, from $205.5 million for the year ended December 31, 1998 to $473.4 million for the year ended December 31, 1999, despite a 5.5% devaluation of the euro to the U.S. dollar from year to year. On a functional currency basis, UPC's revenue increased E261.9 million, or 141.1%, from E185.6 million for the year ended December 31, 1998 to E447.5 million for the year ended December 31, 1999, primarily due to the increase in video revenue, of which 83.8% related to acquisitions. Of this increase, acquisitions in The Netherlands represent 59.3%, the acquisition in Poland represents 15.8%, acquisitions in France represent 12.7% and acquisitions in Sweden and other countries represent 12.2%. The remaining increase in video revenue of 16.2% came from organic subscriber growth, increased revenue per subscriber in Austria, Norway, France, and Eastern Europe and the inclusion of a full year of operations in 1999 for acquisitions completed in 1998. The increase in telephone revenue for the year ended December 31, 1999 compared to the prior year is primarily due to the launch of local telephone services in our Austrian, Dutch, French and Norwegian systems. In addition, A2000, which we consolidated effective September 1, 1999, had an existing telephone service. The increase in Internet revenue for the year ended December 31, 1999 compared to the prior year is primarily due to the launch of residential and business high-speed cable modem Internet access services in Austria, Belgium, France, The Netherlands, Norway and Sweden in 1999.



Revenue for Austar United in U.S. dollar terms increased $61.9 million, or 68.9%, from $89.8 million for the year ended December 31, 1998 to $151.7 million for the year ended December 31, 1999, including a 3.0% strengthening of the Australian dollar to the U.S. dollar from year to year. This increase was primarily due to video subscriber growth (381,800 at December 31, 1999 compared to 288,700 at December 31, 1998), as well as an increased average monthly revenue per video subscriber as Austar United continued to expand the content of its television service. The average monthly revenue per video subscriber increased from A$47.00 ($29.45) for the year ended December 31, 1998 to A$53.71 ($34.71) per subscriber for the year ended December 31, 1999, a 14.3% increase.



Revenue for VTR in U.S. dollar terms increased $8.5 million, or 7.1%, from $119.0 million for the year ended December 31, 1998 to $127.5 million for the year ended December 31, 1999, despite a 6.3% devaluation in the Chilean peso to the U.S. dollar from year to year. This increase was primarily due to telephone subscriber growth (66,700 at December 31, 1999 compared to 21,000 at December 31, 1998), as well as an increased average monthly revenue per telephone subscriber of $26.09 for the year ended December 31, 1999, compared to $22.78 for the prior year. VTR experienced increased churn and lower sales volume than expected for its video service during the year ended December 31, 1999 due to an economic recession in Chile and increased competition. The number of video subscribers decreased from 393,900 as of December 31, 1998 to 387,000 as of December 31, 1999. The average monthly revenue per video subscriber also decreased on a U.S. dollar basis ($23.64 for the year ended December 31, 1999, compared to $25.63 for the prior year).



ADJUSTED EBITDA



                             NINE MONTHS ENDED                                    TEN MONTHS
                               SEPTEMBER 30,          YEAR ENDED DECEMBER 31,       ENDED
                         -------------------------   -------------------------   DECEMBER 31,
                            2001          2000          2000          1999           1998
                         -----------   -----------   -----------   -----------   ------------
                                                    (IN THOUSANDS)
UPC....................   $(135,579)    $(217,741)    $(334,498)    $(125,763)     $ 42,608
Austar United..........     (36,129)      (28,077)      (45,304)      (16,511)      (31,093)
VTR....................      18,591        11,620        12,582        15,140             -
Corporate..............     (17,713)      (10,063)      (13,020)          109        (2,907)
Eliminations and
  other................      (1,871)        7,334        11,776        (6,152)      (12,153)
                          ---------     ---------     ---------     ---------      --------
       Consolidated
          Adjusted
          EBITDA.......   $(172,701)    $(236,927)    $(368,464)    $(133,177)     $ (3,545)
                          =========     =========     =========     =========      ========



Adjusted EBITDA increased $64.2 million and decreased $235.3 and $129.6 million during the nine months ended September 30, 2001 compared to the nine months ended September 30, 2000 and during the years ended December 31, 2000 and 1999, respectively, the detail of which is as follows:



                                 NINE MONTHS ENDED
                                   SEPTEMBER 30,                YEAR ENDED DECEMBER 31,
                             -------------------------   --------------------------------------
                                2001          2000          2000          1999          1998
                             -----------   -----------   -----------   -----------   ----------
                                                       (IN THOUSANDS)
UPC Adjusted EBITDA:
  Video....................   $ 180,844     $ 148,793     $ 199,405     $  94,503     $ 84,828
  Voice....................     (91,150)      (77,883)     (131,787)      (44,185)      (5,813)
  Internet.................     (53,660)     (129,138)     (170,538)      (80,045)     (12,493)
  Content..................     (69,256)      (70,292)     (107,218)      (52,581)      (5,061)
  Corporate and other......    (102,357)      (89,221)     (124,360)      (43,455)      (5,463)
                              ---------     ---------     ---------     ---------     --------
       Consolidated UPC
       Adjusted EBITDA.....   $(135,579)    $(217,741)    $(334,498)    $(125,763)    $ 55,998
                              =========     =========     =========     =========     ========

                                 NINE MONTHS ENDED
                                   SEPTEMBER 30,                YEAR ENDED DECEMBER 31,
                             -------------------------   --------------------------------------
                                2001          2000          2000          1999          1998
                             -----------   -----------   -----------   -----------   ----------
                                                       (IN THOUSANDS)
Austar United Adjusted
  EBITDA:
  Video....................   $  (9,783)    $ (10,054)    $ (12,586)    $ (10,923)    $(27,166)
  Voice....................      (1,235)       (1,260)       (3,839)       (1,160)           -
  Internet.................     (16,715)      (14,914)      (21,007)            -            -
  Content..................      (5,984)            -             -             -            -
  Management fees and
    other..................      (2,412)       (1,849)       (7,872)       (4,428)      (4,124)
                              ---------     ---------     ---------     ---------     --------
       Consolidated Austar
         United Adjusted
         EBITDA............   $ (36,129)    $ (28,077)    $ (45,304)    $ (16,511)    $(31,290)
                              =========     =========     =========     =========     ========
VTR Adjusted EBITDA:(1)
  Video....................   $  13,754     $  18,634     $  36,672     $  27,725     $ 30,763
  Voice....................       8,959         2,033        (8,890)       (4,388)      (2,741)
  Internet.................      (1,872)       (2,103)       (2,350)            -            -
  Management fees and
    other..................      (2,250)       (6,944)      (12,850)       (5,218)           -
                              ---------     ---------     ---------     ---------     --------
       Consolidated VTR
         Adjusted EBITDA...   $  18,591     $  11,620     $  12,582     $  18,119     $ 28,022
                              =========     =========     =========     =========     ========


------------

(1)Represents 100% of the operating results of VTR for all periods reflected. We began consolidating the results of operations of VTR effective May 1, 1999.



The First Nine Months of 2001 Compared to the First Nine Months of
2000. Adjusted EBITDA for UPC in U.S. dollar terms increased $54.6 million, from negative $87.4 million for the three months ended September 30, 2000 to negative $32.8 million for the three months ended September 30, 2001. Adjusted EBITDA for UPC increased $82.1 million, from negative $217.7 million for the nine months ended September 30, 2000 to negative $135.6 million for the nine months ended September 30, 2001. On a functional currency basis, UPC's Adjusted EBITDA increased E59.8 million from negative E96.6 million for the three months ended September 30, 2000 to negative E36.8 million for the three months ended September 30, 2001. UPC's Adjusted EBITDA increased E80.0 million, from negative E232.0 million for the nine months ended September 30, 2000 to negative E152.0 million for the nine months ended September 30, 2001. Video Adjusted EBITDA accounted for E21.0 million and E44.2 million of this increase for the three and nine months ended September 30, 2001, respectively, due to the acquisitions of K&T and EWT, improved Adjusted EBITDA generally due to a continued focus on costs controls, improved Adjusted EBITDA from the DTH systems in Hungary and the Czech Republic as they gained subscribers and realized economies of scale and improved Adjusted EBITDA from its DTH operations in Poland due to lower marketing and customer acquisition costs. UPC will deconsolidate the results of its DTH operations in Poland upon closure of the announced transaction with Canal+. The deterioration in UPC's Adjusted EBITDA from its voice business for the three and nine months ended September 30, 2001 compared to the same periods in the prior year was primarily due to the acquisition of Cignal and associated costs for the development and launch of products within new markets, offset by achieving certain economies of scale in the cable telephone business, lower start-up costs and cost savings achieved from continued integration and restructuring of operations. The improvement in UPC's Adjusted EBITDA from its Internet business for the three and nine months ended September 30, 2001 compared to the same periods in the prior year was primarily due to continued subscriber growth and achieving certain economies of scale in its Internet access business, in addition to lower start-up costs and cost savings from continued integration and restructuring of operations. UPC's corporate and other Adjusted EBITDA decreased for the nine months ended September 30, 2001. The decrease was primarily due to costs incurred for the development of UPC's digital set-top computer, as well as investigation of new technologies such as near video-on-demand and voice-over Internet Protocol telephone. UPC also continued to incur system costs for the development and rollout of UPC's pan-European financial and customer care systems. UPC ended the broadcasting of the paid sports channel, Sport 1, in the Czech Republic and Slovakia as of October 31, 2001.



Adjusted EBITDA for Austar United improved A$2.6 million, from negative A$22.9 ($14.2) million for the three months ended September 30, 2000 to negative A$20.3 ($10.4) million for the three months ended September 30, 2001, due primarily to improved video EBITDA from the reduction of programming cost per subscriber effective July 1, 2001, as a result of negotiations with XYZ Entertainment. Adjusted EBITDA for Austar United decreased A$23.9 million, from negative A$45.9 ($28.1) million for the nine months ended September 30, 2000 to negative A$69.8 ($36.1) million for the nine months ended September 30, 2001, primarily due to an incremental increase in video programming costs, as the Australian dollar continued to weaken from period to period and development and start-up costs associated with TVSN, offset by the de-consolidation of TelstraSaturn and the resulting removal of approximately A$2.5 ($1.7) million of negative Adjusted EBITDA.



Adjusted EBITDA for VTR in U.S. dollar terms increased $5.1 million and $7.0 million for the three and nine months ended September 30, 2001, respectively, compared to the prior periods. On a functional currency basis, VTR's Adjusted EBITDA increased CP3.76 billion from CP1.58 billion for the three months ended September 30, 2000 to CP5.34 billion for the three months ended September 30, 2001. VTR's Adjusted EBITDA increased CP5.5 billion from CP6.11 billion for the nine months ended September 30, 2000 to CP11.61 billion for the nine months ended September 30, 2001. Telephone Adjusted EBITDA accounted for CP2.41 billion and CP4.55 billion for the total increase for the three and nine months ended September 30, 2001, respectively, primarily due to telephone subscriber growth outpacing development costs. Video Adjusted EBITDA on a functional currency basis remained flat from period to period. Although VTR experienced revenue growth, additional promotional and marketing costs were incurred as a result of increased competition for video subscribers. Internet Adjusted EBITDA on a functional currency basis also remained flat from period to period, as development costs kept pace with revenue growth. We expect these costs as a percentage of revenue to decline in future periods because development costs in general will taper off and certain costs have already been incurred and are fixed in relation to subscriber volumes.



2000 Compared to 1999. Adjusted EBITDA for UPC in U.S. dollar terms decreased $208.7 million, from negative $125.8 million for the year ended December 31, 1999 to negative $334.5 million for the year ended December 31, 2000. On a functional currency basis, UPC's Adjusted EBITDA decreased E243.4 million from a negative E119.8 million for the year ended December 31, 1999 to negative E363.2 million for the year ended December 31, 2000. Video Adjusted EBITDA in U.S. dollar terms increased 111.0% for the year ended December 31, 2000 compared to the prior year, primarily due to acquisitions made during 1999 and 2000. These acquisitions generated 67.7% of the increase from year to year. The remaining increase is due to achieving certain operating efficiencies while continuing incremental organic subscriber growth. The increase in UPC's negative Adjusted EBITDA from its telephone service and Internet service for the year ended December 31, 2000 compared to the prior year was primarily due to high customer acquisition costs. In order to achieve high growth from early market entry, UPC prices its services at a discount compared to services offered by incumbent telecommunications operators. UPC may also waive or discount installation fees. The increase in UPC's negative Adjusted EBITDA from its content business is primarily due to significant start up and restructuring costs related to UPC Polska. UPC expects to incur additional operating losses related to its content business for at least the next two years, while UPC develops and expands it subscriber base. UPC's $80.9 million increase in corporate and other negative Adjusted EBITDA primarily relates to costs incurred for the development of UPC's digital set-top computer, as well as investigation of new technologies such as near video on demand and IP telephony. UPC also continued to incur system costs for the development of UPC's pan-European IT platform, as well as continued branding and facilities costs. Salary costs also increased due to the necessary growth of UPC's corporate functions such as investor relations, finance, legal and engineering.



Adjusted EBITDA for Austar United in U.S. dollar terms decreased $28.8 million, or 174.5%, from negative $16.5 million for the year ended December 31, 1999 to negative $45.3 million for the year ended December 31, 2000. This decrease was primarily due to development and start-up costs associated with the launch of Austar United's Internet business, increased programming costs payable in U.S. dollars as the

Australian dollar continued to weaken during the year, higher costs for new branding and product launch, higher costs for marketing and advertising during the Olympics, increased churn following the Olympics and increased churn from partial absorption of the new Australian goods and services tax.



Adjusted EBITDA for VTR in U.S. dollar terms decreased $5.5 million, or 30.4%, from $18.1 million for the year ended December 31, 1999 to $12.6 million for the year ended December 31, 2000. Video Adjusted EBITDA increased $8.9 million, or 32.3%, for the year ended December 31, 2000 compared to the prior year as revenue growth outpaced expenses. VTR's Adjusted EBITDA from its telephone business continued to be negative during the year 2000. Although revenues from telephone services increased significantly from the comparable period in 1999, development expenses of this new business continue to exist. We expect these operating and selling, general and administrative expenses as a percentage of telephone revenue to decline in future periods because development costs in general will taper off and certain costs have already been incurred and are fixed in relation to subscriber volumes. VTR's Adjusted EBITDA is also affected by management fees payable to ULA. These fees increased from $5.2 million in 1999 to $12.9 million for the year ended December 31, 2000. As VTR's revenues increase, these fees will continue to increase.



1999 Compared to 1998. Adjusted EBITDA for UPC in U.S. dollar terms decreased $181.8 million from $56.0 million for the year ended December 31, 1998 to negative $125.8 million for the year ended December 31, 1999. On a functional currency basis, UPC's Adjusted EBITDA decreased E170.4 million from E50.6 million for the year ended December 31, 1998 to negative E119.8 million for the year ended December 31, 1999, primarily due to the continued introduction of its telephone and Internet businesses. In addition, as a percentage of revenue, operating expense for video increased 6.9% from 32.5% for the year ended December 31, 1998 to 39.4% for the year ended December 31, 1999. This increase is primarily due to higher operating costs as a percentage of revenue for systems we acquired during 1999. As a percentage of revenue, operating expenses in our new acquisitions was approximately 38.3%. We expect to reduce this percentage in future years through revenue growth and operating efficiencies. During the year ended December 31, 1999, UPC's significant negative Adjusted EBITDA from its local telephone services was due to high customer acquisition costs related to the launch of Priority Telecom in its Austrian, Dutch, French and Norwegian systems. During the year ended December 31, 1999, UPC's significant negative Adjusted EBITDA from its Internet service was due to high customer acquisition costs related to the launch of chello broadband on the upgraded portion of its networks in Austria, Belgium, France, The Netherlands, Norway and Sweden in 1999. UPC expects to incur substantial operating losses related to its content business while it develops and expands its subscriber base.



Adjusted EBITDA for Austar United in U.S. dollar terms increased $14.8 million, or 47.3%, from negative $31.3 million for the year ended December 31, 1998 to negative $16.5 million for the year ended December 31, 1999. This increase was primarily due to Austar United achieving incremental video subscriber growth while keeping certain costs fixed, such as its national customer operations center, corporate management staff and media-related marketing costs.



Adjusted EBITDA for VTR in U.S. dollar terms decreased $9.9 million, or 35.4%, from $28.0 million for the year ended December 31, 1998 to $18.1 million for the year ended December 31, 1999. This decrease was primarily due to management fees of $5.2 million incurred in 1999 compared to nil in the prior year, as well as increases in operating expense and selling, general and administrative expense that outpaced the revenue increases, primarily due to the focus on the continued development of telephone services and an increase in senior management personnel hired from the former shareholders of VTR.

STOCK-BASED COMPENSATION



                               NINE MONTHS ENDED                                 TEN MONTHS
                                 SEPTEMBER 30,        YEAR ENDED DECEMBER 31,      ENDED
                             ----------------------   -----------------------   DECEMBER 31,
                               2001         2000         2000         1999          1998
                             ---------   ----------   ----------   ----------   ------------
                                                     (IN THOUSANDS)
UPC and subsidiaries.......   $   448     $(25,849)    $(68,616)    $202,227      $162,124
Austar United..............     4,010        6,685        9,439        4,910             -
ULA........................    (4,729)       9,218        8,024       (1,033)        2,669
VTR........................     1,253        8,986        7,970            -             -
Other Asia/Pacific.........         -            -            -       17,630             -
                              -------     --------     --------     --------      --------
       Total stock-based
          compensation.....   $   982     $   (960)    $(43,183)    $223,734      $164,793
                              =======     ========     ========     ========      ========



Comparison of the first nine months of 2001 to the first nine months of 2000. Stock-based compensation credit (included in selling, general and administrative expense) increased $4.1 million and $1.9 million for the three and nine months ended September 30, 2001, respectively, compared to the prior periods. Stock-based compensation expense (credit) is recorded as a result of applying variable-plan accounting to our subsidiaries' stock-based compensation plans. These plans include the UPC phantom stock option plan, the chello phantom stock option plan, the Priority Telecom stock option plan, the Austar United stock option plan, the ULA phantom stock option plan and the VTR phantom stock option plan. Under variable-plan accounting, increases in the fair market value of these vested options result in non-cash compensation charges to the statement of operations, while decreases in the fair market value to these vested options will cause a reversal of previous charges taken.



Comparison of Fiscal Years 2000, 1999 and 1998. Stock-based compensation decreased $266.9 million for the year ended December 31, 2000, compared to an increase of $58.9 million in the prior year, due primarily to decreases in the market value of UPC's common stock during the year 2000. Stock-based compensation is recorded as a result of applying variable plan accounting to our subsidiaries' stock-based compensation plans. These plans include the UPC phantom stock option plan, the chello phantom stock option plan, the Priority Telecom stock option plan, the Austar United stock option plan, the ULA phantom stock option plan and the VTR phantom stock option plan. Under variable plan accounting, increases in the fair market value of these vested options result in non-cash compensation charges to the statement of operations, while decreases in the fair market value of these vested options will cause a reversal of previous charges taken.



DEPRECIATION AND AMORTIZATION



                               NINE MONTHS ENDED                                 TEN MONTHS
                                 SEPTEMBER 30,        YEAR ENDED DECEMBER 31,      ENDED
                            -----------------------   -----------------------   DECEMBER 31,
                               2001         2000         2000         1999          1998
                            ----------   ----------   ----------   ----------   ------------
                                                     (IN THOUSANDS)
Europe....................   $686,971     $447,386     $657,470     $280,442      $ 76,550
Asia/Pacific..............     87,509       79,642      105,629      104,723        79,746
Latin America.............     48,053       38,136       50,909       32,142         1,637
Corporate and other.......      1,291        1,132        1,514        1,407         1,112
                             --------     --------     --------     --------      --------
       Total depreciation
          and amortization
          expense.........   $823,824     $566,296     $815,522     $418,714      $159,045
                             ========     ========     ========     ========      ========

Comparison of the First Nine Months of 2001 to the First Nine Months of
2000. Depreciation and amortization expense increased $68.1 and $257.5 million for the three and nine months ended September 30, 2001, respectively, compared to the prior periods. On a functional currency basis, UPC's depreciation and amortization expense increased E75.0 million from E187.4 million for the three months ended September 30, 2000 to E262.4 million for the three months ended September 30, 2001. UPC's depreciation and amortization expense increased E290.7 million from E477.3 million for the nine months ended September 30, 2000 to E768.0 million for the nine months ended September 30, 2001. The increase resulted primarily from amortization of goodwill created in connection with acquisitions in 2000, as well as additional depreciation related to additional capital expenditures to upgrade the network in UPC's Western European systems and new-build for developing systems.



Comparison of Fiscal Years 2000, 1999 and 1998. UPC's depreciation and amortization expense in U.S. dollar terms increased $377.1 million, from $280.4 million for the year ended December 31, 1999 to $657.5 million for the year ended December 31, 2000. On a functional currency basis, UPC's depreciation and amortization expense increased E452.6 million, or 170.1%, from E266.1 million for the year ended December 31, 1999 to E718.7 million for the year ended December 31, 2000. The increase resulted primarily from goodwill created in connection with acquisitions completed during 1999 in The Netherlands and Poland, as well as additional depreciation related to additional capital expenditures to upgrade the network in UPC's Western European systems and new-build for developing systems.



UPC's depreciation and amortization expense in U.S. dollars increased $186.1 million, or 197.3%, from $94.3 million for the year ended December 31, 1998 to $280.4 million for the year ended December 31, 1999, including a positive impact from the 5.5% devaluation of the euro to the U.S. dollar from period to period. On a functional currency basis, UPC's depreciation and amortization expense increased E180.9 million, or 212.3%, from E85.2 million for the year ended December 31, 1998 to E266.1 million for the year ended December 31, 1999. This increase resulted primarily from acquisitions completed during 1999 in the Netherlands and Poland, as well as additional depreciation related to additional capital expenditures to upgrade the network in UPC's Western European systems and new-build for developing systems.



IMPAIRMENT AND RESTRUCTURING CHARGES



2001. During the second quarter of 2001, UPC identified indicators of possible impairment of long-lived assets, principally Indefeasible Rights of Use, or "IRUs," and related goodwill within its subsidiary, Priority Telecom. Such indicators included significant declines in the market value of publicly traded telecommunications providers and a change, subsequent to the acquisition of Cignal, in the way that certain assets from the Cignal acquisition would be used within Priority Telecom because of reduced levels of private equity funding activity for CLEC businesses generally and UPC's inability to obtain financing for Priority Telecom in the second half of 2001 as previously planned. The changes in strategic plans included a decision to phase-out the legacy international wholesale voice operations of Cignal. When UPC and Priority Telecom reached an agreement to acquire Cignal in the second quarter of 2000, the companies originally intended to continue the international wholesale voice operations of Cignal for the foreseeable future. This original plan for the international wholesale voice operations was considered in the determination of the consideration to be paid for Cignal and the subsequent allocation of the purchase price. This allocation was completed by an independent third party in November 2000. Using the strategic plan prepared for the contemplated financing, an impairment assessment test and measurement in accordance with SFAS No. 121 was completed, resulting in the recording of a write-down of tangible assets and related goodwill and other impairment charges of E319.0 ($278.9) million.



Priority Telecom recorded restructuring and other impairment charges in connection with operations in Spain and other countries of E10.3 ($9.2) million for the three months ended September 30, 2001.



A subsidiary of UPC has impaired the value of DTH boxes leased to certain former customers for which the recovery of the value of the boxes is unlikely. The amount of the impairment is based on the number of disconnected customers to whom the DTH boxes were rented, decreased by the number of collected boxes and multiplied by the net book value of the box at the end of the corresponding period. The amount of impairment charges for the three months ended September 30, 2001 totaled E19.4 ($17.3) million.



GAIN ON ISSUANCE OF COMMON EQUITY SECURITIES BY SUBSIDIARIES



                                                                               TEN MONTHS
                                                   YEAR ENDED DECEMBER 31,       ENDED
                                                  -------------------------   DECEMBER 31,
                                                     2000          1999           1998
                                                  ----------   ------------   ------------
                                                               (IN THOUSANDS)
Austar United secondary offering................   $ 66,771     $        -        $ -
Stjarn note conversion..........................     54,085              -          -
UPC initial public offering.....................          -        822,067          -
UPC secondary offering..........................          -        403,500          -
Austar United initial public offering...........          -        248,361          -
Other...........................................      6,875         34,911          -
                                                   --------     ----------        ---
       Total gain on issuance of common equity
          securities by subsidiaries............   $127,731     $1,508,839        $ -
                                                   ========     ==========        ===



2000. In March 2000, Austar United sold 20.0 million shares in a second public offering on the Australian Stock Exchange, raising gross and net proceeds at $5.20 per share of $104.0 and $102.4 million, respectively. Based on the carrying value of our investment in Austar United as of March 29, 2000, we recognized a gain of $66.8 million from the resulting step-up in the carrying amount of our investment in Austar United. In August 2000, Stjarn exercised its option to convert its $100.0 million note into 4.1 million ordinary shares of UPC. Based on the carrying value of our investment in UPC as of August 23, 2000, we recognized a gain of $54.1 million from the resulting step-up in the carrying amount of our investment in UPC. No deferred taxes were recorded related to these gains due to our intent to hold our investment in UPC and Austar United indefinitely.



1999. In February 1999, UPC successfully completed an initial public offering selling 133.8 million shares on Euronext Amsterdam, N.V. and Nasdaq, raising gross and net proceeds at $10.93 per share of $1,463.0 and $1,364.1 million, respectively. Concurrent with the offering, a third party exercised an option and acquired approximately 4.7 million ordinary shares of UPC, resulting in proceeds to UPC of $45.0 million. Based on the carrying value of our investment in UPC as of February 11, 1999, we recognized a gain of $822.1 million from the resulting step-up in the carrying amount of our investment in UPC. In October 1999, UPC completed a second public offering of 45.0 million ordinary shares, raising gross and net proceeds at $21.58 per share of $970.9 and $922.4 million, respectively. Based on the carrying value of our investment in UPC as of October 19, 1999, we recognized a gain of $403.5 million from the resulting step-up in the carrying amount of our investment in UPC. In July 1999, Austar United successfully completed an initial public offering selling 103.5 million shares on the Australian Stock Exchange, raising gross and net proceeds at $3.03 per share of $313.6 and $292.8 million, respectively. Based on the carrying value of our investment in Austar United as of July 27, 1999, we recognized a gain of $248.4 million from the resulting step-up in the carrying amount of our investment in Austar United. No deferred taxes were recorded related to these gains due to our intent to hold our investment in UPC and Austar United indefinitely.

INTEREST INCOME



                           NINE MONTHS ENDED                                  TEN MONTHS
                             SEPTEMBER 30,        YEAR ENDED DECEMBER 31,       ENDED
                         ----------------------   ------------------------   DECEMBER 31,
                           2001         2000         2000          1999          1998
                         ---------   ----------   -----------   ----------   ------------
                                                  (IN THOUSANDS)
Europe.................   $40,252     $ 30,090     $ 42,134      $29,458       $ 3,440
Asia/Pacific...........     4,690       13,419       16,600        7,296         1,069
Latin America..........     1,790          536          784          181         1,121
Corporate and other....    41,416       57,168       73,779       17,440         5,051
                          -------     --------     --------      -------       -------
       Total interest
          income.......   $88,148     $101,213     $133,297      $54,375       $10,681
                          =======     ========     ========      =======       =======



Comparison of Fiscal Years 2000, 1999 and 1998. Interest income increased $78.9 and $43.7 million during the years ended December 31, 2000 and 1999, respectively, compared to the corresponding periods in the prior year, due to higher cash and short-term investment balances related to the issuance of new debt and equity in late 1999 and early 2000.



INTEREST EXPENSE



                                  NINE MONTHS ENDED                                    TEN MONTHS
                                    SEPTEMBER 30,          YEAR ENDED DECEMBER 31,       ENDED
                              -------------------------   -------------------------   DECEMBER 31,
                                 2001          2000          2000          1999           1998
                              -----------   -----------   -----------   -----------   ------------
                                                         (IN THOUSANDS)
Europe......................   $(615,306)    $(456,057)    $(682,321)    $(194,512)    $ (38,524)
Asia/Pacific................     (68,296)      (59,620)      (80,303)      (69,511)      (47,164)
Latin America...............     (14,792)      (19,458)      (28,332)      (19,068)       (1,175)
Corporate and other.........    (113,524)     (102,010)     (137,827)     (116,908)      (76,364)
                               ---------     ---------     ---------     ---------     ---------
      Total interest
         expense............   $(811,918)    $(637,145)    $(928,783)    $(399,999)    $(163,227)
                               =========     =========     =========     =========     =========

Interest expense increased $174.8, $528.8 and $236.8 million during the nine months ended September 30, 2001 compared to the nine months ended September 30, 2000, and the years ended December 31, 2000 and 1999, respectively, the detail of which is as follows:



                                  NINE MONTHS ENDED                                    TEN MONTHS
                                    SEPTEMBER 30,          YEAR ENDED DECEMBER 31,       ENDED
                              -------------------------   -------------------------   DECEMBER 31,
                                 2001          2000          2000          1999           1998
                              -----------   -----------   -----------   -----------   ------------
                                                         (IN THOUSANDS)
Cash Pay:
  UPC Senior Notes..........   $(196,919)    $(198,850)    $(258,752)    $ (57,556)    $       -
  UPC Bank Facility and
    other...................    (194,998)      (68,494)     (155,001)      (48,643)      (32,190)
  UPC other.................           -       (13,843)      (25,127)       (5,522)       (1,498)
  UAP Notes.................     (25,876)            -             -             -             -
  VTR Bank Facility.........      (9,538)      (14,443)      (19,166)      (16,918)            -
  Austar Bank Facility......     (15,484)      (13,543)      (18,463)      (13,426)       (5,337)
  Other Latin America.......      (2,493)       (2,489)       (5,218)         (559)         (894)
  Other Asia/Pacific........           -             -             -             -           (44)
                               ---------     ---------     ---------     ---------     ---------
                                (445,308)     (311,662)     (481,727)     (142,624)      (39,963)
                               ---------     ---------     ---------     ---------     ---------
Non Cash:
  UPC Senior Discount Notes
    accretion...............    (177,866)     (154,850)     (208,479)      (59,475)            -
  United 1998 and 1999 Notes
    accretion...............    (110,535)      (99,526)     (134,513)     (114,052)      (74,731)
  UAP Notes accretion.......     (24,512)      (43,323)      (58,296)      (51,305)      (40,060)
  Amortization of deferred
    financing costs.........     (35,102)      (19,182)      (44,952)      (20,503)       (7,467)
  Exchangeable Loan.........     (17,648)            -             -             -             -
  Other.....................        (947)       (8,602)         (816)      (12,040)       (1,006)
                               ---------     ---------     ---------     ---------     ---------
                                (366,610)     (325,483)     (447,056)     (257,375)     (123,264)
                               ---------     ---------     ---------     ---------     ---------
      Total interest
         expense............   $(811,918)    $(637,145)    $(928,783)    $(399,999)    $(163,227)
                               =========     =========     =========     =========     =========



FOREIGN CURRENCY EXCHANGE (LOSS) GAIN



                                 NINE MONTHS ENDED                                   TEN MONTHS
                                   SEPTEMBER 30,         YEAR ENDED DECEMBER 31,       ENDED
                             -------------------------   ------------------------   DECEMBER 31,
                                2001          2000          2000          1999          1998
                             -----------   -----------   -----------   ----------   ------------
                                                       (IN THOUSANDS)
Europe.....................   $ 115,257     $(262,849)    $(180,157)    $(13,714)     $ 3,244
Asia/Pacific...............       1,552        (4,151)       (2,212)         270       (1,832)
Latin America..............    (146,452)      (25,606)      (33,531)     (26,057)         170
                              ---------     ---------     ---------     --------      -------
       Total foreign
         currency exchange
         (loss) gain,
         net...............   $ (29,643)    $(292,606)    $(215,900)    $(39,501)     $ 1,582
                              =========     =========     =========     ========      =======



Comparison of First Nine Months of 2001 to the First Nine Months of
2000. Foreign currency exchange loss improved $353.4 million and $263.0 million for the three and nine months ended September 30, 2001, respectively, compared to the same periods in the prior year, primarily due to significant gains on UPC's derivatives. These gains were offset by the strengthening of the U.S. dollar to the Chilean peso during the three and nine months ended September 30, 2001 compared to the same periods in the prior year, as well as a loss of $41.9 million related to our entering into foreign currency exchange forward contracts during the nine months ended September 30, 2001 to reduce our currency exposure to the euro.



Comparison of Fiscal Years 2000, 1999, and 1998. Foreign currency exchange loss increased $176.4 million, from $39.5 million for the year ended December 31, 1999 to $215.9 million for the year ended December 31, 2000. This increase was primarily due to UPC, which has E2.4 billion ($2.2 billion) of senior notes as of December 31, 2000 that are denominated in U.S. dollars. Foreign currency exchange loss increased $41.1 million from a $1.6 million gain for the ten months ended December 31, 1998 to a $39.5 million loss for the year ended December 31, 1999, primarily due to VTR, which has notes payable that are denominated in U.S. dollars.



PROCEEDS FROM LITIGATION SETTLEMENT



2001. In May 2001, the United States Supreme Court affirmed the decision of the 10th Circuit U.S. Court of Appeals, which in April 2000 found in favor of us in our lawsuit against Wharf Holdings Limited. The lawsuit consisted of our claims of fraud, breach of fiduciary duty, breach of contract and negligent misrepresentation related to Wharf's grant to us in 1992 of an option to purchase a 10.0% equity interest in Wharf's cable television franchise in Hong Kong. The United States Supreme Court's decision affirms the 1997 U.S. District Court judgment in our favor, which, together with accrued interest, totaled gross and net proceeds of approximately $201.2 and $194.8 million, respectively, which was received during the second and third quarter of 2001.



PROVISION FOR LOSS ON INVESTMENTS



We evaluate our investments in publicly traded securities accounted for under the equity method for impairment in accordance with APB 18 and SAB 59. Under APB 18, a loss in value of an investment accounted for under the equity method which is other than a temporary decline should be recognized as a realized loss, establishing a new carrying value for the investment. Based on our analysis of specific quantitative and qualitative factors as of September 30, 2001, we determined the decline in market value of SBS and PrimaCom to be other than temporary, and as a result, we recorded a write-down of the book value of our investment in SBS and PrimaCom of E114.6 $(102.0) million and E261.3 ($232.6) million, respectively.



MINORITY INTERESTS IN SUBSIDIARIES



                                    NINE MONTHS ENDED                                 TEN MONTHS
                                      SEPTEMBER 30,        YEAR ENDED DECEMBER 31,      ENDED
                                 -----------------------   -----------------------   DECEMBER 31,
                                    2001         2000         2000         1999          1998
                                 ----------   ----------   ----------   ----------   ------------
                                                          (IN THOUSANDS)
UPC............................   $ 54,050     $650,735     $862,663     $344,185       $    -
Subsidiaries of UPC............     98,855        6,548       21,160        1,719          793
Austar United..................     36,750       35,417       49,781       13,610            -
Other..........................      3,043          235          944          930          617
                                  --------     --------     --------     --------       ------
       Total minority interests
         in subsidiaries.......   $192,698     $692,935     $934,548     $360,444       $1,410
                                  ========     ========     ========     ========       ======



Comparison of the First Nine Months of 2001 to the First Nine Months of
2000. The minority interests' share of losses decreased $250.1 million and $500.2 million for the three and nine months ended September 30, 2001, respectively, compared to the prior periods, primarily due to the reduction of the minority interests' basis in the common equity of UPC to nil in January 2001. We can no longer allocate a portion of UPC's net losses to the minority shareholders once the minority shareholders' common equity basis has been exhausted. We will consolidate 100% of the net losses of UPC until such time as the preference shareholders convert their holdings into common equity, or until additional common equity is contributed by third-party investors.



Comparison of Fiscal Years 2000, 1999 and 1998. The minority interests' share of losses increased $574.1 million, or 159.3% from $360.4 million for the year ended December 31, 1999 to $934.5 million for the year ended December 31, 2000, due to increased net losses by UPC and Austar United. The initial public offering of UPC in February 1999 and subsequent issuances of UPC's common stock reduced our ownership interest in UPC from 100% to a cumulative 52.6% as of December 31, 2000. Austar United's initial public offering in July 1999 and a second offering in March 2000 reduced our ownership interest in Austar United from 100% to a cumulative 72.9% as of December 31, 2000. For accounting purposes, we continue to consolidate 100% of the results of operations of UPC and Austar United, then deduct the minority interests' share of (loss) income before arriving at net (loss) income.



SHARE IN RESULTS OF AFFILIATES



                                  NINE MONTHS ENDED                                  TEN MONTHS
                                    SEPTEMBER 30,        YEAR ENDED DECEMBER 31,       ENDED
                               -----------------------   ------------------------   DECEMBER 31,
                                  2001         2000         2000          1999          1998
                               ----------   ----------   -----------   ----------   ------------
                                                        (IN THOUSANDS)
Europe.......................   $(97,072)    $(66,942)    $(106,099)    $(31,908)     $(25,679)
Asia/Pacific.................    (24,849)      (9,189)      (18,156)      (6,586)      (13,769)
Latin America................       (816)      (3,201)       (5,659)     (11,755)      (15,333)
                                --------     --------     ---------     --------      --------
       Total share in results
         of affiliates,
         net.................   $(122,737)   $(79,332)    $(129,914)    $(50,249)     $(54,781)
                                ========     ========     =========     ========      ========



Comparison of the First Nine Months of 2001 to the First Nine Months of
2000. Our share in results of affiliates increased $9.6 million and $43.4 million for the three and nine months ended September 30, 2001, respectively, compared to the same periods in the prior year, primarily due to the recognition of increased losses for TelstraSaturn, SBS, PrimaCom and Tevel.



Comparison of Fiscal Years 2000, 1999 and 1998. The increase in losses from recording our share in results of affiliates of $79.7 million for the year ended December 31, 2000 is primarily due to the recognition of losses for SBS and PrimaCom for the entire year of 2000, compared to five months and none in 1999 for SBS and PrimaCom, respectively.

LIQUIDITY AND CAPITAL RESOURCES



SOURCES AND USES



We have financed our acquisitions and funding of our video, voice, Internet and content businesses in the three main regions of the world in which we operate primarily through public and private debt and equity as well as cash received from the sale of non-strategic assets by certain subsidiaries. These resources have also been used to refinance certain debt instruments and facilities as well as to cover corporate overhead. The following table outlines the sources and uses of cash, cash equivalents, restricted cash and short-term liquid investments (for purposes of this table only, "cash") for United (parent only) from inception to date:



                                        INCEPTION TO         NINE MONTHS ENDED
                                      DECEMBER 31, 2000      SEPTEMBER 30, 2001      TOTAL
                                      -----------------     --------------------   ----------
                                                           (IN MILLIONS)
UNITED (PARENT ONLY)
Financing Sources:
  Gross bond proceeds...............      $1,347.0                $     -           $1,347.0
  Gross equity proceeds.............       1,697.4                    0.3            1,697.7
  Asset sales, dividends and note
     payments.......................         369.9                    0.3              370.2
  Interest income and other.........         181.5                   33.6              215.1
                                          --------                -------           --------
       Total sources................       3,595.8                   34.2            3,630.0
                                          --------                -------           --------
Application of Funds:
  Investment in:
     UPC............................        (717.8)                     -             (717.8)
     Asia/Pacific...................        (320.3)                (101.7)            (422.0)
     ULA............................      (1,049.3)(1)             (432.5)(2)       (1,481.8)
     Other..........................         (44.5)                  (2.2)             (46.7)
                                          --------                -------           --------
       Total........................      (2,131.9)                (536.4)          (2,668.3)
  Repayment of bonds................        (532.1)                     -             (532.1)
  Offering costs....................        (102.2)                     -             (102.2)
  Litigation settlement.............             -                  195.5              195.5
  Corporate equipment and
     development....................         (31.0)                     -              (31.0)
  Corporate overhead and other......        (166.0)                 (28.9)            (194.9)
                                          --------                -------           --------
       Total uses...................      (2,963.2)                (369.8)          (3,333.0)
                                          --------                -------           --------
  Period change in cash.............         632.6                 (335.6)             297.0
  Cash, beginning of period.........             -                  632.6                  -
                                          --------                -------           --------
  Cash, end of period...............      $  632.6                $ 297.0           $  297.0
                                          ========                =======           --------
UNITED'S SUBSIDIARIES
Cash, end of period:
  UPC...............................                                                   822.6
  Asia/Pacific......................                                                    63.5
  ULA...............................                                                    26.8
  Other.............................                                                     8.2
                                                                                    --------
       Total United's
          subsidiaries..............                                                   921.1
                                                                                    --------
       Total consolidated cash, cash
          equivalents, restricted
          cash and short-term liquid
          investments...............                                                $1,218.1
                                                                                    ========



------------


(1)Includes loans to Liberty totaling $242.4 million.



(2)Includes loans to Liberty totaling $267.6 million.

United Parent. We had $297.0 million of cash, cash equivalents, restricted cash and short-term liquid investments on hand as of September 30, 2001. The primary use of cash in the next year will include continued funding to the Latin America region to meet the existing growth plans of our systems. We and/or our shareholders are considering making purchases of our outstanding equity and debt securities on the open market or in negotiated transactions. The timing and amount of such purchases, if any, will depend upon cash needs and market conditions, among other things. We believe that our existing capital resources will enable us to assist in satisfying the operating and development requirements of our subsidiaries and to cover corporate overhead for the next 12 months. To the extent we pursue new acquisitions or development opportunities, we will need to raise additional capital or seek strategic partners. As we do not currently generate positive operating cash flow, our ability to repay our long-term obligations will be dependent on developing one or more additional sources of cash.



In April 1999, we sold $355.0 million principal amount of our senior discount notes for net proceeds of $208.9 million to a small group of institutions. On December 3, 2001, we repurchased all of the United 1999 Notes for $20.0 million. As part of the original distribution arrangements for the United 1999 Notes, we agreed to assist the group in reselling the United 1999 Notes and to pay them the difference if the notes are sold for less than the price the institutions paid plus the then additional accreted value and they agreed in turn to pay us the difference (less reimbursable expenses) if the notes were resold for a greater price than the institutions paid plus the then additional accreted value. Pursuant to a subsequent agreement, the parties agreed that the payment obligation would be satisfied for an amount equal to the difference between the fair market value of the United 1999 Notes and the accreted value of the United 1999 Notes as of December 2, 2001. Accordingly, on December 3, 2001 we paid $241.3 million to these institutions in satisfaction of this obligation.



UPC. UPC had $822.6 million in cash, cash equivalents, restricted cash and short-term liquid investments on hand as of September 30, 2001. UPC has incurred substantial operating losses and negative cash flows from operations which have been driven by its continuing development efforts, including the introduction of new services such as digital video, telephone and Internet. Additionally, substantial capital expenditures have been required to deploy these services and to acquire businesses. UPC expects to incur operating losses at least through 2003, primarily as a result of the continued introduction of these new services and continued depreciation and amortization expense. UPC's business plan calls for substantial growth in the number of subscribers that will use these new services. In order for UPC to achieve consolidated operating profitability and positive operating cash flows, this growth requires the availability of capital resources that are sufficient to fund expected capital expenditures and operating losses. The Company believes that UPC can achieve the anticipated growth in subscribers and that the required capital resources will be available to fund expected capital expenditures and operating losses. UPC intends to continue to access the same sources of capital that it accessed in 1999 and 2000, as well as other less traditional sources, including vendor financing and/or obtaining equity partners in some of UPC's assets. UPC may also obtain funds from the sale of assets. UPC's estimates of the cash flows generated by these new services and the capital resources needed and available to complete their deployment could change, and such change could differ materially from the estimates used by UPC to evaluate its ability to realize its investments.



Asia/Pacific. Asia/Pacific had $63.5 million of cash, cash equivalents and short-term liquid investments on hand as of September 30, 2001, held almost exclusively by Austar United. The UAP Notes began to accrue interest on a cash-pay basis May 15, 2001, with the first payment of $34.5 million due November 15, 2001. UAP did not have enough cash to make this interest payment on November 15, 2001. If the failure to pay continues for a period of 30 days or more, the trustee under the Indenture governing the UAP Notes, on its own initiative or at the request of the holders of the UAP Notes, can declare the entire unpaid principal and accrued interest of the UAP Notes to be due and payable. The trustee, either independently or at the request of the UAP Note holders, could initiate bankruptcy proceedings against UAP, sue to recover the amount of the UAP Notes or take any other action available to creditors. Based upon current market prices, the value of UAP's assets is significantly less than the amount of the outstanding principal and accrued interest on the UAP Notes.

We believe Austar United's working capital and projected operating cash flow as of September 30, 2001 are sufficient to fund Austar United's operations and meet Austar United's budgeted capital expenditure requirements through the remainder of 2001. Management expects Austar United to continue to incur operating losses in the near future, especially from its newer services such as Content, telephone and Internet. Given its liquidity needs, Austar United may need to consider slowing the growth of its Internet or other businesses to conserve cash. We cannot be assured that Austar United will be able to achieve consolidated operating profitability and/or positive operating cash flows from its video, telephone and Internet businesses. Austar United is in the process of restructuring its A$400.0 ($196.6) million Austar Bank Facility, and expects that such restructuring can be completed by the end of 2001. If Austar United is unable to refinance this facility, it is likely that certain of the financial covenants required by the facility will not be met as of December 31, 2001. Austar United may need to negotiate a waiver of the financial covenants, sell assets or obtain funding from external sources to repay this amount if it becomes due and payable in the first quarter of 2002, and continue to pay its other liabilities when due. We cannot be assured that Austar United will be successful in obtaining a waiver of financial covenants or be successful in renegotiating or otherwise refinancing this facility. If the Austar Bank Facility indebtedness is accelerated, the acceleration may constitute an event of default under the UAP Notes and the holders of the UAP Notes would have certain remedies discussed above.



ULA. ULA had $26.8 million of cash, cash equivalents, restricted cash and short-term liquid investments on hand as of September 30, 2001, held almost exclusively by VTR. We believe VTR's working capital and projected operating cash flow as of September 30, 2001 are sufficient to fund its operations through the remainder of 2001. To the extent VTR's budgeted capital expenditures exceed net projected operating cash flow, VTR will need to seek funding from us or reduce its planned expenditures. VTR intends to refinance its $176.0 million VTR Bank Facility by the end of first quarter 2002. If VTR is unable to refinance this facility, it will become due and payable on April 29, 2002. VTR may need to sell assets or obtain funding from external sources to repay this amount when due. To the extent ULA pursues additional acquisitions or development opportunities, ULA will need to raise additional capital or seek strategic partners.

STATEMENTS OF CASH FLOWS



We had cash and cash equivalents of $1,010.2 million as of September 30, 2001, a decrease of $866.6 million from $1,876.8 million as of December 31, 2000. Cash and cash equivalents of $444.6 million as of September 30, 2000 represented a decrease of $1,481.3 million from $1,925.9 million as of December 31, 1999. We had cash and cash equivalents of $1,876.8 million as of December 31, 2000, a decrease of $49.1 million from $1,925.9 million as of December 31, 1999. Cash and cash equivalents as of December 31, 1999 represented an increase of $1,890.3 million from $35.6 million as of December 31, 1998, and cash and cash equivalents as of December 31, 1998 represented a decrease of $267.8 million from $303.4 million as of February 28, 1998.



                              NINE MONTHS ENDED                  YEAR ENDED             FOR THE TEN
                                SEPTEMBER 30,                   DECEMBER 31,            MONTHS ENDED
                         ----------------------------   -----------------------------   DECEMBER 31,
                             2001           2000            2000            1999            1998
                         ------------   -------------   -------------   -------------   ------------
                                                       (IN THOUSANDS)
Cash flows from
  operating
  activities...........   $ (619,310)    $  (522,278)    $  (504,912)    $  (116,361)    $   1,988
Cash flows from
  investing
  activities...........     (980,289)     (3,280,833)     (3,869,193)     (4,354,087)     (433,460)
Cash flows from
  financing
  activities...........      717,420       2,470,690       4,427,924       6,308,415       158,815
Effect of exchange
  rates on cash........      (38,201)       (148,867)       (102,906)         52,340         4,824
                          ----------     -----------     -----------     -----------     ---------
Net (decrease) increase
  in cash and cash
  equivalents..........     (920,380)     (1,481,288)        (49,087)      1,890,307      (267,833)
Cash and cash
  equivalents at
  beginning of
  period...............    1,876,828       1,925,915       1,925,915          35,608       303,441
                          ----------     -----------     -----------     -----------     ---------
Cash and cash
  equivalents at end of
  period...............   $  956,448     $   444,627     $ 1,876,828     $ 1,925,915     $  35,608
                          ==========     ===========     ===========     ===========     =========



Nine Months Ended September 30, 2001. The principle source of cash during the nine months ended September 30, 2001 was proceeds from UPC's Exchangeable Loan of $856.8 million. Additional sources of cash included $584.1 million of borrowings on the UPC Bank Facility, $274.7 million of net proceeds from the sale of short-term liquid investments, $4.6 million from the exercise of stock options and $9.3 million from affiliate dividends and other investing and financing sources.



Principal uses of cash during the nine months ended September 30, 2001 included $706.5 million for the repayment of debt, $703.3 million of capital expenditures, $274.6 million in loans to Liberty and other affiliates and $38.2 million negative exchange rate effect on cash. Additional uses of cash included $98.4 million cash put on deposit with one of the institutions that hold the United 1999 Notes, $87.5 million cash put on deposit as collateral for our forward foreign exchange contracts and for the VTR Bank Facility, $59.8 million for investments in affiliates, $39.9 million for new acquisitions, $22.4 million for deferred financing costs and $619.3 million for operating activities.



Nine Months Ended September 30, 2000. Principal sources of cash during the nine months ended September 30, 2000 included $1,612.2 million in proceeds from the issuance of senior notes and senior discount notes by UPC and $1,215.4 million of borrowings, including $469.3 million under a UPC bridge loan and $620.2 million under various UPC subsidiary bank facilities. Additional sources of cash included net proceeds of $102.4 million from Austar United's second public offering of common equity securities,

$11.5 million from the exercise of stock options and $13.7 million from affiliate dividends and other investing and financing sources.



Principal uses of cash during the nine months ended September 30, 2000 included $1,006.0 million for the acquisition of the K&T Group in The Netherlands, $381.5 million for other acquisitions, $1,186.2 million of capital expenditures for system upgrade and new-build activities, $389.2 million of net cash invested in short-term liquid investments, $414.7 million for repayments of debt, $160.6 million for an additional investment in SBS, $122.1 million for shares in Primacom, $48.9 million of other investments in affiliates, $148.9 million negative exchange rate effect on cash, $56.1 million for deferred financing costs and $522.3 million for operating activities.



Year Ended December 31, 2000. Principal sources of cash during the year ended December 31, 2000 included $4,328.3 million of borrowings on various subsidiary facilities, $1,612.2 million in proceeds from the issuance of senior notes and senior discount notes by UPC and $990.0 million in proceeds from UPC's issuance of convertible preference shares. The borrowings under subsidiary facilities included $2,206.7 million under UPC's bank facilities, $1,151.2 million from UPC's bridge loans, $259.2 million from the UPC senior credit facility, $213.1 million from the new A2000 facility, $209.4 million under the UPC corporate facility and $136.3 million under the new France facility. Additional sources of cash included $194.9 million of net proceeds from short-term liquid investments, $102.4 million from Austar United's second public offering of common equity securities, $13.3 million from the exercise of stock options and $57.2 million from payments on notes receivable, affiliate dividends and other investing sources.



Principal uses of cash during the year ended December 31, 2000 included $2,468.9 million for repayments of debt, $1,813.4 million of capital expenditures for system upgrade and new-build activities, $1,006.0 million for the acquisition of the K&T Group in The Netherlands, $207.4 million for EWT/TSS in Germany, $490.3 million for other acquisitions and $348.1 million for investments in affiliates, including $160.6 million for additional investments in SBS and $122.1 million for shares in PrimaCom. Additional uses of cash included $256.2 million in loans to affiliates, $149.3 million for deferred financing costs, $102.9 million negative exchange rate effect on cash and $504.9 million for operating activities.



Year Ended December 31, 1999. Principal sources of cash during the year ended December 31, 1999 included $2,540.8 million in proceeds from the issuance of senior notes and senior discount notes by UPC, $1,409.1 million in proceeds from UPC's initial public offering and a related exercise of an option to acquire shares in UPC, $922.4 million in net proceeds from UPC's second public offering of equity securities, $571.4 million in net proceeds from the issuance of our Class A Common Stock in a public offering, $381.6 million in net proceeds from the issuance of our Series C Convertible Preferred Stock, $375.3 million of borrowings on UPC's senior credit facility, $292.8 million in net proceeds from the Austar United initial public offering, $257.2 million of borrowings on the Telekabel Group facility, $259.9 million in net proceeds from the issuance of our Series D Convertible Preferred Stock, $229.9 million of borrowings on Austar's bank facility and Saturn's bank facility, $208.9 million in proceeds from the private issuance of our debt securities due 2009, $61.0 million of borrowings on VTR's bank facility, $141.2 million of other borrowings, $50.0 million from the exercise of stock options and warrants, $18.0 million of proceeds from the sale of UPC's Hungarian programming assets, $52.3 million positive exchange rate effect on cash and $3.1 million from other investing and financing sources.



Principal uses of cash during the year ended December 31, 1999 included $848.2 million of net cash invested in short-term liquid investments, $794.2 million of capital expenditures for system upgrade and new-build activities, $744.5 million for the acquisition of UPC Polska, $521.7 million for the repayment of UPC's existing senior revolving credit facility, $306.1 million for the repayment of an existing facility at UPC Nederland, $293.2 million for the acquisition of Stjarn, $252.7 million for the acquisition of the additional 66.0% interest in VTR, $252.0 million for the acquisition of the additional 49.0% interest in UTH, $228.5 million for the acquisition of A2000, $150.0 million for the acquisition of Kabel Plus, $109.7 million for the acquisition of GelreVision, $291.2 million for other acquisitions, $373.5 million of investments in affiliates, including UPC's acquisition of an interest in PrimaCom for $227.9 million and SBS for $100.2 million, $129.1 million for the repayment of Austar United's existing bank facility, $320.1 million for the repayment of other loans, $100.7 million for deferred financing costs, $18.0 million for payment of a note, and $151.2 million for operating activities and other investing and financing uses.



Ten Months Ended December 31, 1998. Principal sources of cash during the ten months ended December 31, 1998 included $321.2 million from short-term and long-term borrowings, primarily on UPC's senior revolving credit facility and Austar United's bank facility, $27.9 million from the net release of restricted funds, $20.0 million from the sale of systems in Portugal and other systems, $12.2 million from the issuance of our equity securities and $6.8 million from operating activities and other investing and financing sources.



Principal uses of cash during the ten months ended December 31, 1998 included capital expenditures totaling $217.1 million for system upgrades and new-build activities, $168.4 million of debt repayments, primarily on UPC's bridge bank facility and other bank facilities, $139.0 million of funding to our operating systems including the acquisition of additional interests in Tevel, Melita, and TV Show Brasil, $109.9 million primarily for the new acquisitions of Combivisie (The Netherlands) and Kabelkom (Hungary) and $21.5 million for other investing and financing uses.



CONSOLIDATED CAPITAL EXPENDITURES



In recent years we have been upgrading our existing cable television system infrastructure and constructing our new-build infrastructure with two-way high-speed capacity technology to support digital video, telephone and Internet access services. Capital expenditures for the upgrade and new-build construction can be reduced at our discretion, although such reductions require lead time in order to complete work in progress and can result in higher total costs of construction. In addition to the network infrastructure and related equipment and capital resources described above, development of UPC's newer businesses such as chello broadband, Priority Telecom, its digital distribution platform and DTH require capital expenditures. In addition, expansion into Central Europe, construction and development of UPC's pan-European distribution and programming facilities, network operating center and related support systems require capital expenditures.



RESTRICTIONS UNDER INDENTURES



Our subsidiaries, unless designated as "unrestricted subsidiaries," are restricted by the covenants in our indenture dated February 5, 1998. We have designated certain of our subsidiaries, such as UAP, as "unrestricted subsidiaries" pursuant to the terms of our indenture. Our indenture places certain limitations on our subsidiaries from borrowing money, paying dividends or repurchasing stock, making investments, creating certain liens, engaging in certain transactions with affiliates, and selling certain assets or merging with or into other companies. This indenture generally places limitations on the additional amount of debt that our subsidiaries may borrow, preferred shares that they may issue, and the amount and type of investments our subsidiaries may make. Furthermore, UPC's activities are restricted by the covenants under UPC's indentures dated July 30, 1999, October 29, 1999 and January 20, 2000 and UAP's activities are restricted by the covenants under UAP's indentures dated May 14, 1996 and September 23, 1997. UPC's and UAP's indentures place similar limitations on their activities.



INFORMATION ABOUT UPC STOCK LISTING



As of September 30, 2001 UPC has negative shareholders equity. We believe this does not affect the fundamentals of UPC's business and is a function of the significant capital investment that is typical of the telecommunications industry, that results in large depreciation and amortization charges. Upon occurrence of the event, UPC reported this deficit to the Euronext. It is expected that the Euronext will put UPC's shares on the "penalty bench" until such moment that UPC returns to positive shareholders equity. UPC's shares could be removed from the AEX index after three months. This would not, however, result in a delisting of UPC's shares. UPC believes this trading measure will not have an impact on its business operations. In accordance with the Dutch Civil Code, UPC will address the issue of its negative equity at the next general shareholders' meeting.



UPC's ordinary shares A are traded in the form of American Depositary Shares on the Nasdaq National Market under the symbol "UPCOY". Nasdaq has traditionally maintained certain rules regarding bid prices for continued listing on the market. The minimum bid applicable to UPC for continued listing has been $1.00. On September 27, 2001, Nasdaq announced a suspension of the minimum bid requirements for continued listing. The suspension of these requirements will remain in effect until at least January 2, 2002. After that date, we are not certain whether Nasdaq will re-institute the minimum bid requirements for continued listing on the market. On August 16, 2001, UPC's stock began trading below the $1.00 minimum bid price and has not traded above $1.00 to date. UPC will not be considered deficient in our continued listing requirements with Nasdaq while the suspension of the requirement remains in effect. Should Nasdaq reinstate the minimum bid requirement and if UPC's shares continue to trade below that minimum bid requirement, UPC would potentially be subject to having its ADRs no longer eligible for trading on Nasdaq's National Market.



SELECTED QUARTERLY FINANCIAL DATA



The following table presents selected unaudited operating results for each of the last eleven quarters through September 30, 2001. The Company believes that all necessary adjustments have been included in the amounts stated to present fairly the quarterly results when read in conjunction with the Company's consolidated financial statements and related notes included elsewhere herein. Results of operations for any particular quarter are not necessarily indicative of results of operations for a full year or predictive of future periods.



                                                                        THREE MONTHS ENDED
                                                   -------------------------------------------------------------
                                                     MARCH 31,       JUNE 30,      SEPTEMBER 30,   DECEMBER 31,
                                                       2000            2000            2000            2000
                                                   -------------   -------------   -------------   -------------
                                                                          (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Revenue..........................................   $   281,856     $   303,201     $   316,153     $   349,824
                                                    ===========     ===========     ===========     ===========
Operating loss...................................   $  (296,584)    $  (195,380)    $  (305,184)    $  (343,655)
                                                    ===========     ===========     ===========     ===========
Net loss.........................................   $  (244,938)    $  (285,966)    $  (353,937)    $  (336,049)
                                                    ===========     ===========     ===========     ===========
Net loss per common share:
  Basic net loss.................................   $     (2.70)    $     (3.12)    $     (3.81)    $     (3.61)
                                                    ===========     ===========     ===========     ===========
  Diluted net loss...............................   $     (2.70)    $     (3.12)    $     (3.81)    $     (3.61)
                                                    ===========     ===========     ===========     ===========
Weighted-average number of common shares
  outstanding:
  Basic..........................................    95,529,552      95,939,285      96,348,642      96,633,957
                                                    ===========     ===========     ===========     ===========
  Diluted........................................    95,529,552      95,939,285      96,348,642      96,633,957
                                                    ===========     ===========     ===========     ===========



                                                                           THREE MONTHS ENDED
                                                              ---------------------------------------------
                                                                MARCH 31,       JUNE 30,      SEPTEMBER 30,
                                                                  2001            2001            2001
                                                              -------------   -------------   -------------
                                                                             (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Revenue.....................................................   $   394,745     $   399,250     $   391,865
                                                               ===========     ===========     ===========
Operating loss..............................................   $  (345,426)    $  (592,841)    $  (355,408)
                                                               ===========     ===========     ===========
Net loss....................................................   $  (603,422)    $  (746,622)    $  (748,738)
                                                               ===========     ===========     ===========
Net loss per common share:
  Basic net loss............................................   $     (6.33)    $     (7.72)    $     (7.66)
                                                               ===========     ===========     ===========
  Diluted net loss..........................................   $     (6.33)    $     (7.72)    $     (7.66)
                                                               ===========     ===========     ===========
Weighted-average number of common shares outstanding:
  Basic.....................................................    97,439,092      98,328,251      99,485,929
                                                               ===========     ===========     ===========
  Diluted...................................................    97,439,092      98,328,251      99,485,929
                                                               ===========     ===========     ===========

                                                            THREE MONTHS ENDED
                                       -------------------------------------------------------------
                                         MARCH 31,       JUNE 30,      SEPTEMBER 30,   DECEMBER 31,
                                           1999            1999            1999            1999
                                       -------------   -------------   -------------   -------------
                                                              (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Revenue..............................   $   107,918     $   145,996     $   206,732     $   260,116
                                        ===========     ===========     ===========     ===========
Operating loss.......................   $   (72,317)    $  (122,574)    $  (155,105)    $  (425,629)
                                        ===========     ===========     ===========     ===========
Net income (loss)....................   $   688,351     $  (146,488)    $    61,993     $    32,462
                                        ===========     ===========     ===========     ===========
Net income (loss) per common share:
  Basic net income (loss)............   $      8.82     $     (1.82)    $      0.66     $      0.27
                                        ===========     ===========     ===========     ===========
  Diluted net income (loss)..........   $      8.17     $     (1.82)    $      0.61     $      0.25
                                        ===========     ===========     ===========     ===========
Weighted-average number of common
  shares outstanding:
  Basic..............................    77,935,846      80,976,454      82,545,254      86,538,469
                                        ===========     ===========     ===========     ===========
  Diluted............................    84,254,290      80,976,454      89,670,968      92,961,177
                                        ===========     ===========     ===========     ===========



       UNITED QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK



INVESTMENT PORTFOLIO



We do not use derivative financial instruments in our non-trading investment portfolio. We place our cash and cash equivalent investments in highly liquid instruments that meet high credit quality standards with original maturities at the date of purchase of less than three months. We also place our short-term investments in liquid instruments that meet high credit quality standards with original maturities at the date of purchase of between three and twelve months. We also limit the amount of credit exposure to any one issue, issuer or type of instrument. These investments are subject to interest rate risk and will fall in value if market interest rates increase. We do not expect, however, any material loss with respect to our investment portfolio.



EQUITY PRICES



We are exposed to equity price fluctuations related to our investment in equity securities. Changes in the price of the stock are reflected as unrealized gains (losses) in our statement of shareholders' deficit until such time as the stock is sold and any unrealized gain (loss) will be reflected in the statement of operations and comprehensive income (loss). The table below provides information about these equity securities.



                                                                NUMBER         FAIR VALUE
                                                              OF SHARES    SEPTEMBER 30, 2001
                                                              ----------   ------------------
                                                                             (IN THOUSANDS)
PrimaCom....................................................  4,948,039         $ 18,456
SBS.........................................................  6,000,000         $ 96,000

As of September 30, 2001, we are also exposed to equity price fluctuations related to UPC's debt which is convertible into UPC ordinary shares. The table below provides information about this convertible debt, including expected cash flows and related weighted-average interest rates.



                                                                      EXPECTED REPAYMENT
                                             SEPTEMBER 30, 2001       AS OF DECEMBER 31,
                                           -----------------------   ---------------------
                                           BOOK VALUE   FAIR VALUE     2001        2002
                                           ----------   ----------   ---------   ---------
                                                           (IN THOUSANDS)
DIC Loan, 10.0% per annum................   $49,024      $49,024      $     -     $49,024



IMPACT OF FOREIGN CURRENCY RATE CHANGES



The functional currency of our major systems UPC, Austar United and VTR is the Euro, Australian dollar and Chilean peso, respectively. We are exposed to foreign exchange rate fluctuations related to our operating subsidiaries' monetary assets and liabilities and the financial results of foreign subsidiaries when their respective financial statements are translated into U.S. dollars during consolidation. Foreign currency rate changes also affect our share in results of our unconsolidated affiliates. Our exposure to foreign exchange rate fluctuations also arises from items such as the cost of equipment, management fees, programming costs and certain other charges that are denominated in U.S. dollars but recorded in the functional currency of the foreign subsidiary. The relationship between these foreign currencies and the U.S. dollar, which is our reporting currency, is shown below, per one U.S. dollar:



                                   SPOT RATE                 QUARTER-TO-DATE AVERAGE RATE        YEAR-TO-DATE AVERAGE RATE
                        --------------------------------   --------------------------------   --------------------------------
                                  AUSTRALIAN    CHILEAN              AUSTRALIAN    CHILEAN              AUSTRALIAN    CHILEAN
                         EURO       DOLLAR       PESO       EURO       DOLLAR       PESO       EURO       DOLLAR       PESO
                        -------   ----------   ---------   -------   ----------   ---------   -------   ----------   ---------
September 30, 2001....  1.0932     2.0348      693.1500    1.1233     1.9507      670.9250    1.1212     1.9305      617.6969
September 30, 2000....       -          -             -    1.1046     1.7408      522.9413    1.0654     1.6882      528.7113
December 31, 2000.....  1.0770     1.7897      573.7500         -          -             -    1.0858     1.7361      539.6638
December 31, 1999.....  0.9938     1.5244      529.7500         -          -             -    0.9528     1.5475      507.8951
December 31, 1998.....  0.8576     1.6332      472.5000         -          -             -    0.9030     1.5958      459.7378



The table below presents the impact of foreign currency fluctuations on revenue and Adjusted EBITDA.



                                          THREE MONTHS ENDED          NINE MONTHS ENDED
                                             SEPTEMBER 30,              SEPTEMBER 30,
                                        -----------------------   -------------------------
                                           2001         2000         2001          2000
                                        ----------   ----------   -----------   -----------
                                                          (IN THOUSANDS)
UPC:
  Revenue.............................   $304,855     $233,457     $ 924,372     $ 652,896
                                         ========     ========     =========     =========
  Adjusted EBITDA.....................   $(32,791)    $(87,413)    $(135,579)    $(217,741)
                                         ========     ========     =========     =========
  Revenue based on prior year exchange
     rates............................   $310,016     $233,457     $ 969,950     $ 652,896
                                         ========     ========     =========     =========
  Adjusted EBITDA based on prior year
     exchange rates...................   $(33,346)    $(87,413)    $(142,679)    $(217,741)
                                         ========     ========     =========     =========
  Revenue impact......................   $ (5,161)    $      -     $ (45,578)    $       -
                                         ========     ========     =========     =========
  Adjusted EBITDA impact..............   $    555     $      -     $   7,100     $       -
                                         ========     ========     =========     =========

                                          THREE MONTHS ENDED          NINE MONTHS ENDED
                                             SEPTEMBER 30,              SEPTEMBER 30,
                                        -----------------------   -------------------------
                                           2001         2000         2001          2000
                                        ----------   ----------   -----------   -----------
                                                          (IN THOUSANDS)
Austar United:
  Revenue.............................   $ 44,325     $ 44,053     $ 132,925     $ 133,248
                                         ========     ========     =========     =========
  Adjusted EBITDA.....................   $(10,387)    $(14,185)    $ (36,129)    $ (28,077)
                                         ========     ========     =========     =========
  Revenue based on prior year exchange
     rates............................   $ 49,670     $ 44,053     $ 151,996     $ 133,248
                                         ========     ========     =========     =========
  Adjusted EBITDA based on prior year
     exchange rates...................   $(11,640)    $(14,185)    $ (41,317)    $ (28,077)
                                         ========     ========     =========     =========
  Revenue impact......................   $ (5,345)    $      -     $ (19,071)    $       -
                                         ========     ========     =========     =========
  Adjusted EBITDA impact..............   $  1,253     $      -     $   5,188     $       -
                                         ========     ========     =========     =========
VTR:
  Revenue.............................   $ 41,244     $ 36,960     $ 123,933     $ 109,203
                                         ========     ========     =========     =========
  Adjusted EBITDA.....................   $  7,965     $  2,882     $  18,591     $  11,620
                                         ========     ========     =========     =========
  Revenue based on prior year exchange
     rates............................   $ 49,996     $ 36,960     $ 144,645     $ 109,203
                                         ========     ========     =========     =========
  Adjusted EBITDA based on prior year
     exchange rates...................   $  9,659     $  2,882     $  21,958     $  11,620
                                         ========     ========     =========     =========
  Revenue impact......................   $ (8,752)    $      -     $ (20,712)    $       -
                                         ========     ========     =========     =========
  Adjusted EBITDA impact..............   $ (1,694)    $      -     $  (3,367)    $       -
                                         ========     ========     =========     =========



The table below presents the foreign currency translation adjustments arising from translating our foreign subsidiaries' assets and liabilities into U.S. dollars for the three quarters ended September 30, 2001 and 2000.



                                                   FOR THE THREE MONTHS ENDED
                           ---------------------------------------------------------------------------
                                  MARCH 31,                 JUNE 30,               SEPTEMBER 30,
                           -----------------------   ----------------------   ------------------------
                              2001         2000        2001         2000         2001          2000
                           ----------   ----------   ---------   ----------   -----------   ----------
                                                         (IN THOUSANDS)
Foreign Currency
  Translation
  Adjustments............   $(43,753)    $(23,149)    $46,833     $(42,599)    $(125,208)    $(30,627)
                            ========     ========     =======     ========     =========     ========

Certain of our operating companies have notes payable and notes receivable which are denominated in a currency other than their own functional currency, as follows:



                                                              SEPTEMBER 30, 2001
                                                              ------------------
                                                                (IN THOUSANDS)
U.S. dollar-denominated debt:
  UPC 12.5% Senior Discount Notes due 2009(1)...............      $  521,240
  UPC 13.375% Senior Discount Notes due 2009(1).............         320,601
  UPC 13.75% Senior Discount Notes due 2010(1)..............         642,335
  UPC 11.25% Senior Discount Notes due 2010(1)..............         596,267
  UPC Polska Senior Discount Notes(1).......................         337,399
  UPC Bank Facility(1)......................................              --
  Exchangeable Loan(1)......................................         874,166
  VTR Bank Facility(2)......................................         176,000
  Intercompany Loan to VTR(2)...............................         326,475
                                                                  ----------
                                                                  $3,794,483
                                                                  ==========


------------

(1)Functional currency is euros.



(2)Functional currency is Chilean Pesos.



Occasionally we will execute hedge transactions to reduce our exposure to foreign currency exchange rate risk. In connection with UPC's offering of senior notes in July 1999, October 1999 and January 2000, UPC entered into cross-currency swap agreements, exchanging dollar-denominated notes into euro-denominated notes. In connection with the anticipated closing of the Liberty transaction and the previously anticipated rights offering of UPC, we entered into forward contracts with Toronto Dominion Securities to purchase E1.0 billion at a fixed conversion rate of 1.0797. For the nine months ended September 30, 2001, the total unrealized and realized loss on the forward contracts was $41.9 million. Subsequent to September 30, 2001, the remaining notional amount was settled for $0.9 million, resulting in a cumulative realized loss of $42.8 million.

INTEREST RATE SENSITIVITY



The table below provides information about our primary debt obligations. The variable-rate financial instruments are sensitive to changes in interest rates. The information is presented in U.S. dollar equivalents, which is our reporting currency.


                           AS OF SEPTEMBER 30, 2001             EXPECTED PAYMENT AS OF DECEMBER 31,
                        -------------------------------   -----------------------------------------------
                         BOOK VALUE       FAIR VALUE         2001        2002        2003         2004
                        -------------   ---------------   ----------   ---------   ---------   ----------
                                                               (IN THOUSANDS, EXCEPT INTEREST RATES)
Fixed rate United 1998
 Notes (dollar).......   $ 1,190,955     $     398,750     $      -     $     -     $     -     $      -
 Average interest
   rate...............         10.75%                -
Fixed rate United 1999
 Notes (dollar).......   $   270,087     $      35,500     $      -     $     -     $     -     $      -
 Average interest
   rate...............        10.875%                -
Variable rate UPC
 Senior Notes due 2009
 (dollar).............   $   799,996     $     118,000     $      -     $     -     $     -     $      -
 Average interest
   rate...............        10.875%                -
Fixed rate UPC Senior
 Notes due 2009
 (euro)...............   $   274,424     $      38,419     $      -     $     -     $     -     $      -
 Average interest
   rate...............        10.875%                -
Fixed rate UPC Senior
 Discount Notes due
 2009 (dollar)........   $   521,240     $      32,574     $      -     $     -     $     -     $      -
 Average interest
   rate...............          12.5%                -
Variable rate UPC
 Senior Notes due 2007
 (dollar).............   $   199,999     $      29,500     $      -     $     -     $     -     $      -
 Average interest
   rate...............        10.875%                -
Fixed rate UPC Senior
 Notes due 2007
 (euro)...............   $    91,475     $      12,806     $      -     $     -     $     -     $      -
 Average interest
   rate...............        10.875%                -
Variable rate UPC
 Senior Notes due 2009
 (dollar).............   $   250,495     $      37,170     $      -     $     -     $     -     $      -
 Average interest
   rate...............         11.25%                -
Fixed rate UPC Senior
 Notes due 2009
 (euro)...............   $    91,838     $      12,935     $      -     $     -     $     -     $      -
 Average interest
   rate...............         11.25%                -
Fixed rate UPC Senior
 Discount Notes due
 2009 (dollar)........   $   320,601     $      20,029     $      -     $     -     $     -     $      -
 Average interest
   rate...............        13.375%                -
Fixed rate UPC Senior
 Discount Notes due
 2009 (euro)..........   $   117,247     $       8,785     $      -     $     -     $     -     $      -
 Average interest
   rate...............        13.375%                -
Fixed rate UPC Senior
 Notes due 2010
 (dollar).............   $   596,267     $      88,500     $      -     $     -     $     -     $      -
 Average interest
   rate...............         11.25%                -
Fixed rate UPC Senior
 Notes due 2010
 (euro)...............   $   181,812     $      25,613     $      -     $     -     $     -     $      -
 Average interest
   rate...............         11.25%                -
Fixed rate UPC Senior
 Notes due 2010
 (dollar).............   $   298,151     $      44,250     $      -     $     -     $     -     $      -
 Average interest
   rate...............          11.5%                -
Fixed rate UPC Senior
 Discount Notes due
 2010 (dollar)........   $   642,335     $      39,323     $      -     $     -     $     -     $      -
 Average interest
   rate...............         13.75%                -

                           EXPECTED PAYMENT AS OF DECEMBER 31,
                        -----------------------------------------
                           2005       THEREAFTER        TOTAL
                        ----------   ------------   -------------
                          (IN THOUSANDS, EXCEPT INTEREST RATES)
Fixed rate United 1998
 Notes (dollar).......   $      -     $1,190,955     $ 1,190,955
 Average interest
   rate...............
Fixed rate United 1999
 Notes (dollar).......   $      -     $  270,087     $   270,087
 Average interest
   rate...............
Variable rate UPC
 Senior Notes due 2009
 (dollar).............   $      -     $  799,996     $   799,996
 Average interest
   rate...............
Fixed rate UPC Senior
 Notes due 2009
 (euro)...............   $      -     $  274,424     $   274,424
 Average interest
   rate...............
Fixed rate UPC Senior
 Discount Notes due
 2009 (dollar)........   $      -     $  521,240     $   521,240
 Average interest
   rate...............
Variable rate UPC
 Senior Notes due 2007
 (dollar).............   $      -     $  199,999     $   199,999
 Average interest
   rate...............
Fixed rate UPC Senior
 Notes due 2007
 (euro)...............   $      -     $   91,475     $    91,475
 Average interest
   rate...............
Variable rate UPC
 Senior Notes due 2009
 (dollar).............   $      -     $  250,495     $   250,495
 Average interest
   rate...............
Fixed rate UPC Senior
 Notes due 2009
 (euro)...............   $      -     $   91,838     $    91,838
 Average interest
   rate...............
Fixed rate UPC Senior
 Discount Notes due
 2009 (dollar)........   $      -     $  320,601     $   320,601
 Average interest
   rate...............
Fixed rate UPC Senior
 Discount Notes due
 2009 (euro)..........   $      -     $  117,247     $   117,247
 Average interest
   rate...............
Fixed rate UPC Senior
 Notes due 2010
 (dollar).............   $      -     $  596,267     $   596,267
 Average interest
   rate...............
Fixed rate UPC Senior
 Notes due 2010
 (euro)...............   $      -     $  181,812     $   181,812
 Average interest
   rate...............
Fixed rate UPC Senior
 Notes due 2010
 (dollar).............   $      -     $  298,151     $   298,151
 Average interest
   rate...............
Fixed rate UPC Senior
 Discount Notes due
 2010 (dollar)........   $      -     $  642,335     $   642,335
 Average interest
   rate...............

                           AS OF SEPTEMBER 30, 2001             EXPECTED PAYMENT AS OF DECEMBER 31,
                        -------------------------------   -----------------------------------------------
                         BOOK VALUE       FAIR VALUE         2001        2002        2003         2004
                        -------------   ---------------   ----------   ---------   ---------   ----------
                                                               (IN THOUSANDS, EXCEPT INTEREST RATES)
Fixed rate UPC DIC
 Loan (dollar)........   $    49,024     $      49,024     $      -     $49,024     $     -     $      -
 Average interest
   rate...............          10.0%                -
Fixed rate UPC Polska
 Senior Discount
 Notes................   $   337,399     $      42,220     $      -     $     -     $14,506     $      -
 Average interest
   rate...............  7.0% - 14.5%                 -
Fixed rate UAP
 Notes................   $   490,753     $      73,930     $      -     $     -     $     -     $      -
 Average interest
   rate...............          14.0%                -
Exchangeable Loan.....   $   874,166     $     874,166     $      -     $     -     $     -     $      -
 Average interest
   rate...............           6.0%                -
Variable rate UPC Bank
 Facility.............   $ 2,721,273     $   2,721,273     $      -     $     -     $     -     $290,202
 Average interest
   rate...............          7.46%                -
Variable rate VTR Bank
 Facility.............   $   176,000     $     176,000     $176,000     $     -     $     -     $      -
 Average interest
   rate...............          9.74%                -
Variable rate Austar
 Bank Facility
 (Australian
 dollar)..............   $   196,580     $     196,580     $      -     $ 6,313     $34,719     $ 55,462
 Average interest
   rate...............          6.68%                -
                         -----------     -------------     --------     -------     -------     --------
                         $10,692,117     $   5,075,347     $176,000     $55,337     $49,225     $345,664
                         ===========     =============     ========     =======     =======     ========

                           EXPECTED PAYMENT AS OF DECEMBER 31,
                        -----------------------------------------
                           2005       THEREAFTER        TOTAL
                        ----------   ------------   -------------
                          (IN THOUSANDS, EXCEPT INTEREST RATES)
Fixed rate UPC DIC
 Loan (dollar)........   $      -     $        -     $    49,024
 Average interest
   rate...............
Fixed rate UPC Polska
 Senior Discount
 Notes................   $      -     $  322,893     $   337,399
 Average interest
   rate...............
Fixed rate UAP
 Notes................   $      -     $  490,753     $   490,753
 Average interest
   rate...............
Exchangeable Loan.....   $      -     $  874,166     $   874,166
 Average interest
   rate...............
Variable rate UPC Bank
 Facility.............   $518,889     $1,912,182     $ 2,721,273
 Average interest
   rate...............
Variable rate VTR Bank
 Facility.............   $      -     $        -     $   176,000
 Average interest
   rate...............
Variable rate Austar
 Bank Facility
 (Australian
 dollar)..............   $ 66,734     $   33,352     $   196,580
 Average interest
   rate...............
                         --------     ----------     -----------
                         $585,623     $9,480,268     $10,692,117
                         ========     ==========     ===========



OTHER FINANCIAL INSTRUMENTS



We use interest rate swap agreements from time to time, to manage interest rate risk on our floating-rate debt facilities. Interest rate swaps are entered into depending on our assessment of the market, and generally are used to convert the floating-rate debt to fixed-rate debt. Interest differentials paid or received under these swap agreements are recognized over the life of the contracts as adjustments to the effective yield of the underlying debt, and related amounts payable to, or receivable from, the counterparties are included in the consolidated balance sheet. Currently we have interest rate swaps managing interest rate exposure on the UPC Bank Facility and the Austar Bank Facility.



INFLATION AND FOREIGN INVESTMENT RISK



Certain of our operating companies operate in countries where the rate of inflation is extremely high relative to that in the United States. While our affiliated companies attempt to increase their subscription rates to offset increases in operating costs, there is no assurance that they will be able to do so. Therefore, operating costs may rise faster than associated revenue, resulting in a material negative impact on reported earnings. We are also impacted by inflationary increases in salaries, wages, benefits and other administrative costs, the effects of which to date have not been material.



Our foreign operating companies are all directly affected by their respective countries' government, economic, fiscal and monetary policies and other political factors. We believe that our operating companies' financial conditions and results of operations have not been materially adversely affected by these factors.

                         SECURITY OWNERSHIP OF CERTAIN


                 BENEFICIAL OWNERS AND MANAGEMENT OF NEW UNITED



Because existing United stockholders will receive the same number and kind of shares in New United that they presently hold in United (or the right to acquire such shares), the ownership of New United will differ from that of United only to the extent that additional equity is issued to Liberty and its affiliates in connection with the contribution of assets and the stock price of United and some of its subsidiaries. Following the transaction, Liberty and its affiliates will own an approximate 71.9% economic interest in New United. Liberty and its affiliates will have the right to vote approximately 94.0% of the total vote of New United, for matters other than the election of directors, although Liberty is subject to voting arrangements and restrictions pursuant to the stockholders agreement. Please read "The Merger Transaction -- The Merger Related Agreements, Ownership of New United After Closing of Merger." The standstill agreement will limit Liberty's and its affiliates' ownership of New United common stock and require Liberty and its affiliates to vote their shares in accordance with that agreement. See "The Merger Transaction -- The Merger and Related Agreements, Standstill Agreement."



                                   MANAGEMENT



OUR DIRECTORS



The number of members of our board of directors is currently fixed at 11, but following the merger, our board of directors will be reduced to no more than eight members. Following the merger, New United, as holder of all of our Class B common stock, will be entitled to elect half of our directors, and the Founders, as holders of all of our Class A common stock, will be entitled to elect the other half of our directors. We anticipate that some of our existing directors will continue as our directors following the merger.



NEW UNITED DIRECTORS



New United currently has only two directors: Gene W. Schneider and Michael T. Fries. Following the merger, seven more of United's existing directors, together with three other persons, will also become directors of New United. Holders of New United Class A common stock and Class B common stock, voting as a single class, will elect eight of New United's directors and holders of New United Class C common stock will elect the remaining four of New United's directors. New United will also have a classified board of three classes, with each class having at least one member elected by the holders of New United Class C stock. Each director serves for a term ending on the date of the third annual stockholders' meeting after his or her election or until his or her successor shall have been duly elected and qualified. Following the transaction, holders of New United Class C common stock, voting as a separate class, will have the right to appoint four members, or the "Class C directors," to New United's 12 member board of directors. Through their ownership of Class C common stock, Liberty and its affiliates will control the appointment of the Class C directors. The other eight directors will be appointed by the holders of the Class A common stock and Class B common stock voting as a single class. At such time as all the shares of Class C common stock have been converted to Class A common stock or Class B common stock, all 12 directors will be elected by Class A and B common stock voting as a single class. See "The Merger
Transaction -- The Merger Agreement, Stockholders Agreement."

The Initial board of directors of New United will consist of the following individuals:



NEW UNITED CLASS I DIRECTORS   NEW UNITED CLASS II DIRECTORS  NEW UNITED CLASS III DIRECTORS
    (TERM EXPIRES AT 2002          (TERM EXPIRES AT 2003          (TERM EXPIRES AT 2004
       ANNUAL MEETING)                ANNUAL MEETING)                ANNUAL MEETING)
----------------------------   -----------------------------  ------------------------------
Gary S. Howard*                Robert R. Bennett*             John C. Malone*
John F. Riordan                Albert M. Carollo, Sr.         Gene W. Schneider
Tina M. Wildes                 Curtis Rochelle                Michael T. Fries
Person to be named*            Mark L. Schneider              John P. Cole


------------

*Directors elected by New United Class C stockholders



Gene W. Schneider, 75, became Chairman of United in May 1989 and has served as Chief Executive Officer since 1995. He also serves as an officer and/or director of various direct and indirect subsidiaries of United, including a director of Austar United since 1999; a director of UAP since 1996; a director of ULA since 1998; and an advisor to the supervisory board of UPC since 1999. In addition, from 1995 until 1999, Mr. Schneider served as a member of the UPC Supervisory Board. Mr. Schneider has been with United since its inception. Mr. Schneider is also the Chairman of the Board for Advanced Displayed Technologies, Inc.



Robert R. Bennett, 43, will become a director of United upon the closing of the merger. He serves as an officer and/or director of various direct and indirect subsidiaries of Liberty, and he has served as the President and Chief Executive Officer of Liberty since 1997. Prior to being named President in 1997, Mr. Bennett served in numerous executive capacities at Liberty, including as principal financial officer. Mr. Bennett's directorships include: Liberty, USANi, LLC, Telewest Communications plc, Liberty Livewire Corporation, Liberty Satellite and Technology, Inc. or "LSAT," and Chairman of the Board of Liberty Digital, Inc.



Albert M. Carollo, 88, became a director of United in 1993. Mr. Carollo is the Chairman of Sweetwater Television Co., a cable television company, and served as its President until 1997.



John P. Cole, Jr., 71, became a director of United in 1998 and became a member of the UPC Supervisory Board in 1999. Mr. Cole is a principal of the law firm of Cole, Raywind and Braverman, a firm he founded in 1966, which specializes in all aspects of telecommunications and media law. Over the years Mr. Cole has been counsel in many landmark proceedings before the U.S. Federal Communications Commission, reflecting the development of the cable television industry.



Michael T. Fries, 38, became a director of United in November 1999 and has served as the President and Chief Operating Officer of United since 1998. He also serves as an officer and/or director of various direct and indirect subsidiaries of United, including as a member of the UPC Supervisory Board since September 1998 and as Chairman thereof since 1999; Executive Chairman of Austar United since 1999; a member of the Priority Telecom Supervisory Board since November 2000; and President of ULA since 1998 and a director thereof since 1999. Through these positions, Mr. Fries is responsible for overseeing the day-to-day operations of United on a global basis and for the development of United's business opportunities worldwide. Mr. Fries has been with United since 1990.



Gary Howard, 50, will become a director of United upon the closing of the merger. Mr. Howard has served as Executive Vice President and Chief Operating Officer of Liberty since 1998. He also serves as an officer and/or director of various direct and indirect subsidiaries of Liberty. From June 1997 to March 1999, Mr. Howard served as Chairman and Chief Executive Officer of United Video Satellite Group, now known as Gemstar-TV Guide International, Inc., and, during the past five years, he served, at different times, as Chief Executive Officer and President of LSAT. From December 1997 until March 1999, Mr. Howard served as President and Chief Executive Officer of TCI Ventures Group, a technology business development unit. Mr. Howard is a director of Liberty; LSAT, Liberty Livewire, Liberty Digital and On Command Corporation.



John C. Malone, 60, became a director of United in November 1999. He has served as Chairman of Liberty since 1990. From 1996 to 1999, Mr. Malone served as Chairman of TCI, and from 1994 to 1999, he served as

Chief Executive Officer of TCI. Mr. Malone is also a director of Liberty, The Bank of New York, USANi, LLC and Cendant Corporation.



John F. Riordan, 59, became a director of United in 1998 and has served as Chairman of UPC's Board of Management since September 2001 and President of UPC since June 1999. From September 1998 until September 1999, he served as Vice Chairman of UPC's Board of Management. Mr. Riordan is also a director and officer of various subsidiaries of UPC, including a member of the Supervisory Board of Priority Telecom since November 2000, and has been a director of Austar United since June 1999. From March 1998 to June 1999, Mr. Riordan served as Executive Vice President of UPC and from September 1998 to June 1999, he also served as President of Advanced Communications for UPC. Prior to joining UPC, Mr. Riordan served as Chief Executive Officer of Princess Holdings Ltd., a multi-channel television operating company in Ireland, since 1992.



Curtis W. Rochelle, 86, became a director of United in April 1993. Mr. Rochelle is a rancher in Rawlins, Wyoming and the owner of Rochelle Livestock.



Mark L. Schneider, 46, became a director of United in April 1993, and served as the Chairman of the Management Committee of UPC from April 1997 until August 2001. Mr. Schneider also served as Chairman of the Supervisory Board of chello broadband from March 1998 until August 2001. From April 1997 to September 1998, he served as President of UPC and from May 1996 to December 1996 he served as the Chief of Strategic Planning and Operations Oversight for United. Mr. Schneider is a director of Advanced Display Technologies, Inc. and of SBS Broadcasting S.A. and is a member of the Supervisory Board of Priority Telecom. Mr. Schneider has been with United since its inception.



Tina M. Wildes, 41, became a director of United in November 1999 and, except for one year during which Ms. Wildes served a consultant to United, she has served as Senior Vice President of Development Oversight and Administration of United since May 1998. From October 1997 until May 1998, Ms. Wildes served as Senior Vice President of Programming for United, providing oversight of United's programming operations for various European subsidiaries.



Gene W. Schneider is the father of Mark L. Schneider and Tina M. Wildes, who are brother and sister. No other family relationships exist between any other named executive officer or director of United or New United. Ms. Wildes has been with United since its inception.



NEW UNITED BOARD COMMITTEES



New United's board of directors has an audit committee and a compensation committee. There is no standing nomination committee of the board of directors.



Audit Committee. The audit committee will operate under a charter substantially identical to the charter adopted by United's board of directors in May 2000. We expect the members of the audit committee to be Messrs. Carollo, Cole and Rochelle, all of whom are independent as required by the audit committee charter and the listing standards of the National Association of Securities Dealers. The audit committee is charged with reviewing and monitoring our financial reports and accounting practices to ascertain that they are within acceptable limits of sound practice, to receive and review audit reports submitted by our independent auditors and to make such recommendations to the board of directors as may seem appropriate by the audit committee to assure that our interests are adequately protected and to review all related party transactions and potential conflict-of-interest situations.



Compensation Committee. We expect the members of the compensation committee to include Messrs. Bennett, Carollo, Cole, Howard, Malone and Rochelle. The committee will administer New United's employee stock option plans, and in this capacity will approve all option grants to executive officers and management. The committee will also make recommendations to the board of directors with respect to the compensation of the Chairman of the Board and Chief Executive Officer and approve the compensation paid to other senior executives.

EXECUTIVE OFFICERS



The following lists the executive officers of United. All officers are appointed for an indefinite term, serving at the pleasure of the board of directors. All of these officers will become officers of New United following the merger.





                            NAME                              AGE
                            ----                              ---
Gene W. Schneider...........................................  75
Michael T. Fries............................................  38
Mark L. Schneider...........................................  46
John F. Riordan.............................................  59
Charles H.R. Bracken........................................  35



Mr. Bracken became a member of UPC's Board of Management in July 1999 and a member of Priority Telecom's Supervisory Board in July 2000. Mr. Bracken has been the Chief Financial Officer of UPC since November 1999. From March 1999 to November 1999, Mr. Bracken served as Managing Director of Strategy, Acquisitions and Corporate Development of UPC. From 1994 until joining UPC, he held a number positions at Goldman Sachs International in London, most recently as Executive Director, Communications, Media and Technology. While at Goldman Sachs International, he was responsible for providing merger and corporate finance advice to a number of communications companies, including UPC.



SENIOR MANAGEMENT



The following lists other officers who are not executive officers of United or New United but who make significant contributions to United and it subsidiaries. We expect all of these officers to continue in their positions following the merger.



James Clark, 47, became Vice President, Regional Operations, on May 1, 1999, where he oversees all operations in Asia/Pacific and Latin America. Mr. Clark has also served as a Vice President of UAP since August 1999 and of ULA since June 1999. Prior to his current positions he served as the Regional Manager for Austar Entertainment Pty Limited ("Austar") from 1997 to May 1999. From January 1996 to 1997, Mr. Clark served as Satellite Operations Manager at Austar where he was responsible for launching direct broadcast satellite service in rural Australia.



Valerie L. Cover, 44, became the Controller for United in October 1990 and a Vice President of United in December 1996. Ms. Cover is responsible for the accounting, financial reporting and information technology functions of United. She has also served as a Vice President and Controller for UAP since January 1997. Ms. Cover has been with United since 1990.



John C. Porter, 44, became the Chief Executive Officer and a director of Austar United in June 1999. He served as the Managing Director of Austar from July 1997 to December 1999. In these positions, Mr. Porter is senior operating liaison for telecommunications projects in the Asia/Pacific region. From January 1997 to August 1999, he also served as the Chief Operating Officer of UAP. From 1995 until January 1997, Mr. Porter served as the Chief Operating Officer for Austar, where he was responsible for the design and deployment of that company's multi-channel multi-point distribution system/satellite/cable television network. Mr. Porter has been with United since 1995.



Ellen P. Spangler, 53, became Senior Vice President of Business and Legal Affairs and Secretary of United in December 1996 and a member of the Supervisory Board of UPC in February 1999. Ms. Spangler is responsible for the legal operations of United. Ms. Spangler has been with United since 1991.



Blas Tomic, 51, became the President of VTR in April 1999. From 1994 to 1999, Mr. Tomic served as Executive Member of the board of VTR, Cia. Nacional de Telefonos and Cia. Telefonos de Coyhaique S.A. During 1996 and 1997, Mr. Tomic served as Executive Member of the board of CTC-VTR Comunicaciones Moviles S.A. Mr. Tomic has also represented the Government of Chile, Ministry of Finance, in the United

States and served as executive director of, and Chilean representative at, the Inter-American Development Bank.



Frederick G. Westerman III, 35, became Chief Financial Officer of United in June 1999. His responsibilities include oversight and planning of United's financial and treasury operations. He also serves as an officer and/or director of various subsidiaries, including Vice President and Treasurer of UAP and of ULA. From December 1997 to June 1999, Mr. Westerman served as Treasurer for EchoStar Communications Corporation where he was responsible for strategic planning, financial analysis, treasury operations, risk management, corporate budgeting and institutional investor relations. From June 1993 to September 1997, Mr. Westerman served as Vice President of Equity Research for UBS Securities LLC (a subsidiary of Union Bank of Switzerland) where he was responsible for primary research coverage of cable television and satellite communications and secondary coverage of media and entertainment.



Tina M. Wildes, 41, became a director of United in November 1999 and, except for one year during which Ms. Wildes served as a consultant to United, she has served as Senior Vice President of Development Oversight and Administration of United since May 1998. From October 1997 until May 1998, Ms. Wildes served as Senior Vice President of Programming for United, providing oversight of United's programming operations for various European subsidiaries. Ms. Wildes has been with United since its inception.



                         UNITED EXECUTIVE COMPENSATION



The following table sets forth the aggregate annual compensation for United's Chief Executive Officer and each of the four other most highly compensated executive officers for services rendered during the fiscal years ended December 31, 2000 and December 31, 1999, and the ten months ended December 31, 1998 ("Fiscal 2000," "Fiscal 1999" and "Fiscal 1998," respectively). In February 1999, the board of directors approved a change in United's fiscal year end from the last day in February to December 31, commencing December 31, 1998. As a result, the information in the table for Fiscal 1998 reflects only the 10-month period of March 1, 1998 through December 31, 1998. In addition, the information in this section reflects compensation received by the named executive officers for all services performed for United and its subsidiaries. We do not anticipate that the compensation of New United's management following the merger will differ from the compensation of United's management before the merger.



                           SUMMARY COMPENSATION TABLE



                                                                                          LONG-TERM COMPENSATION
                                                    ANNUAL COMPENSATION               -------------------------------
                                         ------------------------------------------    SECURITIES
           NAME AND                                                  OTHER ANNUAL      UNDERLYING        ALL OTHER
      PRINCIPAL POSITION         YEAR    SALARY($)      BONUS($)    COMPENSATION(1)   OPTIONS(#)(2)   COMPENSATION($)
-------------------------------  -----   ----------    ----------   ---------------   -------------   ---------------
Gene W. Schneider..............  2000     $558,413      $      -       $      -          100,000(3)       $ 6,371(4)
  Chairman of the Board,         1999     $498,548      $      -       $      -        2,568,839(5)       $ 6,155(4)
  President (until 9/98) and     1998     $375,000      $      -       $  5,793(6)       762,500(7)       $ 4,327(4)
  Chief Executive Officer
Michael T. Fries...............  2000     $448,173      $      -       $  2,714(6)       200,000(8)       $ 6,371(9)
  President (from 9/98) and      1999     $332,365      $      -       $  4,497(6)     6,204,285(10)      $ 6,155(9)
  Senior Vice President          1998     $250,000      $275,000(11)    $    217(6)      725,000(12)      $ 4,309(9)
  (until 9/98)
Mark L. Schneider..............  2000     $516,585      $      -       $136,772(13)      300,000(14)      $ 6,356(15)
  Executive Vice President       1999     $415,421      $      -       $113,815(16)      258,419(17)      $ 6,140(15)
  (until 12/99) Chief Executive  1998     $301,923      $      -       $112,699(18)    2,925,000(19)      $ 5,412(15)
  Officer, UPC
John F. Riordan................  2000     $493,350      $      -       $ 57,598(20)      200,000(21)      $     -
  President, UPC (from 6/99)     1999     $336,599(22)  $      -       $ 31,008(23)      300,000(24)      $25,420(25)
  and Executive Vice President,  1998     $251,507(22)  $      -       $ 40,000(23)    1,675,000(26)      $     -
  UPC until 6/99)
Charles H.R. Bracken...........  2000     $409,683      $      -       $ 14,819(28)            -          $29,166(30)
  Chief Financial Officer, UPC   1999     $316,665(27)  $      -       $ 13,544(28)      775,000(29)      $21,091(30)
  (from 11/99) and Managing
  Director, UPC (from 3/99 to
  11/99)


------------

 (1)With respect to U.S. employees on foreign assignment, United tax equalizes them for taxes due at the foreign location and in the U.S. When such tax equalization results in a net payment by United for the employee in a particular year, it will be included in "Other Annual Compensation" and the benefit will be so noted in a footnote for such employee.



 (2)The number of shares underlying options have been adjusted for (i) United's 2-for-1 stock split on November 30, 1999, (ii) the relinquishment of options under UAP's phantom stock option plan in exchange for options under the Austar United Executive Share Option Plan (the "Austar United Plan") in July 1999, and (iii) UPC's 3-for-1 stock split on March 20, 2000.



 (3)Pursuant to the ULA Stock Option Plan, Mr. Schneider was granted phantom options based on 100,000 shares of ULA Class A common stock on December 6, 2000.



 (4)Amounts consist of matching employer contributions made by United under the 401(k) Plan of $5,100, $4,800, and $3,734 for Fiscal 2000, Fiscal 1999 and
    Fiscal 1998, respectively, with the remainder consisting of term life insurance premiums paid by United for Mr. Schneider's benefit.



 (5)Pursuant to United's Employee Plan, Mr. Schneider was granted options to acquire 290,523 shares of Class A common stock on December 17, 1999. Pursuant to the Austar United Plan, Mr. Schneider was granted options to acquire 2,153,316 ordinary shares of Austar United on July 20, 1999. Pursuant to the chello broadband Phantom Stock Option Plan, Mr. Schneider was granted phantom options based on 125,000 ordinary shares of chello broadband on June 11, 1999.



 (6)Represents the value of the personal use of United's airplane.

 (7)Pursuant to the Employee Plan, Mr. Schneider was granted options to acquire 200,000 shares of Class A common stock on October 8, 1998. Pursuant to the UPC Phantom Stock Option Plan, Mr. Schneider was granted phantom options based on 562,500 ordinary shares A of UPC on September 24, 1998.



 (8)Pursuant to the ULA Stock Option Plan, Mr. Fries was granted phantom options based on 200,000 shares of ULA Class A common stock on December 6, 2000.



 (9)Amounts consist of matching employer contributions made by United under United's 401(k) Plan of $5,100, $4,800 and $3,616 for Fiscal 2000, Fiscal 1999 and Fiscal 1998, respectively, with the remainder consisting of term life insurance premiums paid by United for Mr. Fries' benefit.



(10)Pursuant to the Employee Plan, Mr. Fries was granted options to acquire 100,000 shares of Class A common stock on December 17, 1999. Pursuant to the Austar United Plan, Mr. Fries was granted options to acquire 6,029,285 ordinary shares of Austar United on July 20, 1999. Pursuant to the chello broadband Phantom Stock Option Plan, Mr. Fries was granted phantom options based on 75,000 ordinary shares of chello broadband on June 11, 1999.



(11)Includes a $25,000 moving allowance when Mr. Fries was relocated from United's Australia offices back to its principal office in Denver, Colorado.



(12)Pursuant to the Employee Plan, Mr. Fries was granted options to acquire 200,000 shares of Class A common stock on September 18, 1998. Pursuant to the UPC Phantom Stock Option Plan, Mr. Fries was granted phantom options based on 225,000 ordinary shares A of UPC on September 24, 1998. Pursuant to the ULA Stock Option Plan, Mr. Fries was granted phantom options based on 300,000 shares of ULA Class A common stock on September 18, 1998.



(13)Includes $21,270, which represents the value of the personal use of UPC's airplane based on the Standard Industry Fare Level method for valuing flights for personal use. Also includes payments related to foreign assignment consisting of a housing allowance of $114,507 and tax preparation fees.



(14)Pursuant to the Employee Plan, Mr. Schneider was granted options based on 300,000 shares of Class A common stock on December 6, 2000.



(15)Amounts consist of matching employer contributions made by United under United's 401(k) Plan of $5,100, $4,800, and $4,800 for Fiscal 2000, Fiscal 1999, and Fiscal 1998, respectively, with the remainder consisting of term life insurance premiums paid by United for Mr. Schneider's benefit.



(16)Includes $4,430, which represents the value of Mr. Schneider's personal use of United's airplane, and includes payments related to foreign assignment consisting of a housing allowance of $109,385.



(17)Pursuant to the Employee Plan, Mr. Schneider was granted options to acquire 8,419 shares of Class A common stock on December 17, 1999, and pursuant to the chello broadband Stock Option Plan, Mr. Schneider was granted options to acquire 250,000 ordinary shares of chello broadband on March 26, 1999.



(18)Includes $723, which represents the value of Mr. Schneider's personal use of United's airplane, and includes payments related to foreign assignment consisting of a housing allowance of $111,976.



(19)Pursuant to UPC's Stock Option Plan, Mr. Schneider was granted options to acquire 2,925,000 ordinary shares of UPC on September 24, 1998.



(20)Includes $19,110, which represents of the value of the personal use of United's airplane based on the Standard Industry Fare Level method for valuing flights for personal use. Also includes $38,488, which represents monthly payments for the housing allowance provided by UPC.



(21)Pursuant to the Employee Plan, Mr. Riordan was granted options based on 200,000 shares of Class A common stock on December 6, 2000.

(22)For Fiscal 1998, represents monthly consulting fees paid to Mr. Riordan and for Fiscal 1999 includes consulting fees paid to Mr. Riordan in January through March 1999. Mr. Riordan became an employee of UPC on April 1, 1999.



(23)Consists of monthly payments for the housing allowance provided by UPC.



(24)Pursuant to the chello broadband Stock Option Plan, Mr. Riordan was granted options to acquire 300,000 ordinary shares of chello broadband on March 26, 1999.



(25)Includes pension contributions made by UPC for Fiscal 1999.



(26)Pursuant to the Employee Plan, Mr. Riordan was granted options to acquire 100,000 shares of Class A common stock on October 8, 1998, and pursuant to UPC's Stock Option Plan, he was granted options to acquire 1,575,000 ordinary shares A of UPC on September 24, 1998.



(27)Mr. Bracken commenced his employment with United in March 1999. Accordingly, the salary information included in the table represents only ten months of employment during Fiscal 1999.



(28)Consists of car allowance provided by UPC.



(29)Pursuant to the UPC Stock Option Plan, Mr. Bracken was granted options to acquire 750,000 ordinary shares A of UPC on March 25, 1999, and pursuant to the chello broadband Phantom Stock Option Plan, Mr. Bracken was granted phantom options based on 25,000 ordinary shares of chello broadband on December 17, 1999.



(30)Includes $19,147 of pension contributions made by UPC for Fiscal 1999, and $25,308 of pension contributions made by UPC for fiscal 2000, with the remainder consisting of health, life and disability insurance payments.



The following table sets forth information concerning options granted to each of the executive officers named in the Summary Compensation Table above during Fiscal 2000. The table sets forth information concerning options to purchase shares of Class A common stock, ordinary shares A of UPC, ordinary shares of Austar United, ordinary shares of chello broadband and shares of ULA Class A common stock granted to such officers in Fiscal 2000.


                                              OPTION GRANTS IN LAST FISCAL YEAR(1)
                                 ---------------------------------------------------------------
                                                        INDIVIDUAL GRANTS
                                 ---------------------------------------------------------------
                                               PERCENTAGE
                                                OF TOTAL
                                  NUMBER OF     OPTIONS
                                 SECURITIES    GRANTED TO
                                 UNDERLYING    EMPLOYEES     EXERCISE      MARKET
                                   OPTIONS     IN FISCAL      PRICE       PRICE ON    EXPIRATION
                                 GRANTED(#)     YEAR(3)       ($/SH)     GRANT DATE      DATE
                                 -----------   ----------   ----------   ----------   ----------
Gene W. Schneider
 ULA Shares....................     100,000(3)  15.87%       $  19.23     $  19.23(4)  12/06/10
Michael T. Fries
 ULA Shares....................     200,000(3)  31.75%       $  19.23     $  19.23(4)  12/06/10
Mark L. Schneider
 Class A Common Stock..........     272,996(5)  21.10%       $14.8125     $14.8125     12/06/10
 Class A Common Stock..........      27,004(5)   2.08%       $16.2938     $14.8125     12/06/05
John F. Riordan
 Class A Common Stock..........     200,000(5)  15.46%       $14.8125     $14.8125     12/06/10
Charles H. R. Bracken
 Class A Common Stock..........           -          -              -            -            -

                                   OPTION GRANTS IN LAST FISCAL YEAR(1)
                                 ----------------------------------------

                                  POTENTIAL REALIZABLE VALUE AT ASSUMED
                                 ANNUAL RATE OF STOCK PRICE APPRECIATION
                                            FOR OPTION TERM(2)
                                 ----------------------------------------
                                 0%($)        5%($)            10%($)
                                 ------   --------------   --------------
Gene W. Schneider
 ULA Shares....................    -       $ 1,209,364      $ 3,064,767
Michael T. Fries
 ULA Shares....................    -       $ 2,418,729      $ 6,129,534
Mark L. Schneider
 Class A Common Stock..........    -       $ 2,543,095      $ 6,444,701
 Class A Common Stock..........    -       $    70,511      $   204,201
John F. Riordan
 Class A Common Stock..........    -       $ 1,863,100      $ 4,721,462
Charles H. R. Bracken
 Class A Common Stock..........    -                 -                -

------------

(1)Except as otherwise noted, all the stock options and phantom options granted during Fiscal 2000 vest in 48 equal monthly increments following the date of the grant. Vesting of the options granted would be accelerated upon a change of control of United as defined in the respective option plans.



(2)The potential gains shown are net of the option exercise price and do not include the effect of any taxes associated with exercise. The amounts shown are for the assumed rates of appreciation only, do not constitute projections of future stock price performance and may not necessarily be realized. Actual gains, if any, on stock option exercises depend on the future performance of the underlying securities of the respective options, continued employment of the optionee through the term of the options and other factors.



(3)Upon exercise, ULA may pay these phantom options in cash, shares of Class A common stock of United or, if publicly traded, its shares of Class A common stock.



(4)Market price based on fair market value of ULA shares of common stock as determined by its board of directors at the time of grant.



(5)Options vest as to 1/8th of the shares six months after grant date and thereafter in 42 equal monthly increments.



The following table sets forth information concerning the exercise of options and concerning unexercised options held by each of the executive officers named in the Summary Compensation Table above as of the end of Fiscal 2000.



    AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FY-END OPTION VALUES


                                                                         NUMBER OF SECURITIES
                                                                        UNDERLYING UNEXERCISED
                                                                        OPTIONS AT FY-END(#)(1)
                                  SHARES ACQUIRED       VALUE         ---------------------------
              NAME                ON EXERCISE(#)     REALIZED($)      EXERCISABLE   UNEXERCISABLE
--------------------------------  ---------------   -------------     -----------   -------------
Gene W. Schneider
 Class A common stock...........            -                  -        753,421        241,666(3)
 UPC Shares(3)..................            -                  -        515,625         46,875
 Austar United Shares...........            -                  -      1,635,345        517,971
 ULA common stock(4)............            -                  -        109,375        115,625
 chello Shares(5)...............            -                  -         46,875         78,125
Michael T. Fries
 Class A common stock...........      140,792(6)     $ 5,060,616(6)     326,708        162,500(3)
 UPC Shares(3)..................            -                  -        121,875        103,125
 Austar United Shares...........            -                  -      4,578,964      1,450,321
 ULA common stock(4)............            -        $ 1,665,625          6,250        331,250
 chello Shares(5)...............            -        $   654,425          9,275         46,875
Mark L. Schneider
 Class A common stock...........            -                  -         43,878        300,000
 UPC Shares.....................            -                  -      2,681,250        243,750
 chello Shares..................       88,541        $ 3,073,922         20,834        140,625
John F. Riordan
 Class A common stock...........       33,280        $ 3,356,078         20,886        245,834
 UPC Shares.....................    1,115,625        $45,251,647        328,125        131,250
 chello Shares..................                                        131,250        168,750
Charles H.R. Bracken
 Class A common stock...........            -                  -              -              -
 UPC Shares.....................            -                  -        328,125        421,875
 chello Shares..................            -                  -          6,250         18,750


                                  VALUE OF UNEXERCISED IN-THE-MONEY
                                       OPTIONS AT FY-END($)(2)
                                  ----------------------------------
              NAME                  EXERCISABLE       UNEXERCISABLE
--------------------------------  ----------------   ---------------
Gene W. Schneider
 Class A common stock...........    $  5,655,015       $   847,959
 UPC Shares(3)..................    $  4,532,043       $   412,004
 Austar United Shares...........    A$   588,724       A$  186,470
 ULA common stock(4)............    $  1,637,344       $   233,906
 chello Shares(5)...............    E    558,964       E   931,607
Michael T. Fries
 Class A common stock...........    $  2,414,690       $   738,281
 UPC Shares(3)..................    $  1,043,989       $   883,375
 Austar United Shares...........    A$ 1,648,427       A$  522,116
 ULA common stock(4)............    $     64,063       $ 1,345,313
 chello Shares(5)...............    E    110,600       E   558,964
Mark L. Schneider
 Class A common stock...........    $    297,727       $         -
 UPC Shares.....................    $ 23,566,623       $ 2,142,420
 chello Shares..................    E    248,436       E 1,676,892
John F. Riordan
 Class A common stock...........    $    197,763       $   433,988
 UPC Shares.....................    $  2,884,027       $ 1,153,611
 chello Shares..................    E  1,565,099       E 2,012,270
Charles H.R. Bracken
 Class A common stock...........               -                 -
 UPC Shares.....................    $    456,069       $   586,375
 chello Shares..................    E     62,103       E   236,011


------------

(1)The number of securities underlying options have been adjusted to reflect United's 2-for-1 stock split on November 30, 1999, the relinquishment of options under UAP's phantom stock option plan in exchange for options under the Austar United Plan in July 1999, and UPC's 3-for-1 stock split on March 20, 2000.

(2)The value of the options reported above is based on the following December 31, 2000 closing prices: $13.625 per share of Class A common stock as reported by NASDAQ; $10.50 per UPC ordinary A share (in the form of American Depositary Receipts) as reported by NASDAQ; and A$2.16 (US$1.21 based on a
   1.7897 conversion rate on December 31, 2000) per Austar United ordinary share as reported by the Australian Stock Exchange Limited. In addition, the exercise prices for UPC options have been converted from euro to U.S. dollars based on a conversion rate of 1.0611 on December 31, 2000. The value for the phantom options of ULA is based on the fair market value of $19.23 per share as determined by the board of directors at or prior to December 31, 2000, and the value for the options of chello broadband is based on the fair market value of E21.00 per share (US$19.79 based on a conversion rate of 1.0611 on December 31, 2000) as determined by the Supervisory Board of chello broadband.



(3)Represents the number of shares underlying phantom stock options, which UPC may pay in cash or shares of Class A common stock of United or ordinary shares A of UPC, at its election upon exercise thereof.



(4)Represents the number of shares underlying phantom stock options, which ULA may pay in cash or shares of Class A common stock of United or, if publicly traded, shares of ULA, at its election upon exercise thereof.



(5)Represents the number of shares underlying phantom stock options, which chello broadband may pay in cash or shares of Class A common stock of United or ordinary shares of UPC or, if publicly traded, ordinary shares of chello broadband, at its election upon exercise thereof.



(6)Options exercised by the Fries Family Partnership LLLP, of which the general partner is a trust and the trustee of the trust may be replaced at Mr. Fries' option.



UNITED EXECUTIVE OFFICER AGREEMENTS



Charles H.R. Bracken. On March 5, 1999, UPC entered into an Executive Service Agreement with Charles H.R. Bracken in connection with Mr. Bracken becoming the Managing Director of Development, Strategy and Acquisitions of UPC. Subsequently, Mr. Bracken became a member of the UPC Board of Management and Chief Financial Officer for UPC. Mr. Bracken's Executive Service Agreement is for a term expiring March 5, 2003. Under the Executive Service Agreement, Mr. Bracken's initial base salary is L250,000 per year. Such salary is subject to periodic adjustments and in January 2000 UPC adjusted Mr. Bracken's salary to L282,486 per year. In addition to his salary, Mr. Bracken received UPC options for 750,000 ordinary shares A (adjusted for UPC's 3-for-1 stock split) and participation in a pension plan. In addition to his salary, UPC provides a car to Mr. Bracken for his use valued at L8,400 per year.



The Executive Service Agreement may be terminated for cause by UPC. Also, UPC may suspend Mr. Bracken's employment for any reason. If his employment is suspended, Mr. Bracken will be entitled to receive the balance of payments due under the Executive Service Agreement until such Agreement is terminated. In the event Mr. Bracken becomes incapacitated, by reason of injury or ill-health for an aggregate of 130 working days or more in any 12-month period, UPC may discontinue future payments under the Executive Service Agreement, in whole or in part, until such incapacitation ceases.



UNITED STOCK OPTION PLANS



Employee Plan. On June 1, 1993, the board of directors adopted United's Employee Plan. The stockholders of United approved and ratified the Plan which is effective as of June 1, 1993. The Employee Plan provides for the grant of options to purchase shares of Class A common stock to United's employees and consultants who are selected for participation in the Employee Plan. The Employee Plan is construed, interpreted and administered by United's Compensation Committee. The committee has discretion to determine the employees and consultants to whom options are granted, the number of shares subject to the options, the exercise price of the options (which may be below fair market value of the Class A common stock on the date of grant), the period over which the options become exercisable, the term of the options (including the period after termination of employment during which an option may be exercised), and certain other provisions relating to the options.



At September 30, 2001, United had options to purchase an aggregate of 4,865,147 shares of Class A common stock outstanding under the Employee Plan at exercise prices ranging from $2.2500 to $86.5000 per share; however, incentive options must be at least equal to fair market value of the Class A common stock on the date of grant (at least equal to 110% of fair market value in the case of an incentive option granted to an employee who owns common stock having more than 10% of the voting power).



UPC Stock Option Plan. UPC adopted a Stock Option Plan on June 13, 1996, as amended, or the "UPC Plan." Under the UPC Plan, UPC's Supervisory Board may grant stock options to UPC employees. At September 30, 2001, UPC had options for approximately 25,531,230 total ordinary shares A outstanding under the UPC Plan. UPC may from time to time increase the number of shares available for grant under the UPC Plan. Options under the UPC Plan are granted at fair market value at the time of the grant unless determined otherwise by UPC's Supervisory Board. The ordinary shares A available under the UPC Plan are held by Stichting Administratiekantoor UPC, a stock option foundation, which administers the UPC Plan. Each option represents the right to acquire from the foundation a certificate representing the economic value of one share.



All options are exercisable upon grant and for the next five years. In order to introduce the element of "vesting" of the options, the UPC Plan provides that the options are subject to repurchase rights reduced by equal monthly amounts over a "vesting" period of 36 months for options granted in 1996 and 48 months for all other options. If the employee's employment terminates other than in the case of death, disability or the like, all unvested options previously exercised must be resold to the foundation at the original purchase price and all vested options must be exercised within 30 days of the termination date.



UPC Phantom Stock Option Plan. Effective March 20, 1998, UPC adopted a Phantom Stock Option Plan, or the "UPC Phantom Plan." Under the UPC Phantom Plan, UPC's Supervisory Board may grant employees the right to receive an amount in cash or stock, at UPC's option, equal to the difference between the fair market value of the ordinary shares A and the stated grant price for a specified number of phantom options. Through September 30, 2001, options based on approximately 3,391,012 ordinary shares remained outstanding. The phantom options have a four-year vesting period and vest 1/48th each month. The phantom options may be exercised during the period specified in the option certificate, but in no event later than 10 years following the date of the grant. Upon exercise of the phantom options, UPC may elect to issue such number of ordinary shares A or shares of Class A common stock as is equal to the value of the cash difference in lieu of paying the cash.



chello broadband Foundation Stock Option Plan. chello broadband adopted its Foundation Stock Option Plan, or the "chello Plan," on June 23, 1999. Under the chello Plan, chello broadband's Supervisory Board may grant stock options to employees subject to approval of chello broadband's priority shareholders. To date chello broadband has granted options for 550,000 ordinary shares B under its Plan. Options under the chello Plan are granted at fair market value at the time of grant unless determined otherwise by its Supervisory Board. All the shares underlying the chello Plan are held by Stichting Administratiekantoor chello broadband, a stock option foundation, which administers the chello Plan. Each option represents the right to acquire from the foundation a certificate representing the economic value of one share.



All options are exercisable upon grant and for the next five years. In order to introduce the element of "vesting" of the options, the chello Plan provides that the options are subject to repurchase rights reduced by equal monthly amounts over a "vesting" period of 48 months following the date of grant. If the employee's employment terminates other than in the case of death, disability or the like, all unvested options previously exercised must be resold to the foundation at the original purchase price and all vested options must be exercised within 30 days of the termination date.



chello broadband Phantom Stock Option Plan. Effective June 19, 1998, chello broadband adopted its Phantom Stock Option Plan, or the "chello Phantom Plan." The chello Phantom Plan is administered by its Supervisory Board. The phantom options have a four-year vesting period and vest 1/48th each month and may be exercised during the period specified in the option certificate. All options must be exercised within 90 days after the end of employment. If such employment continues, all options must be exercised not more than 10 years following the effective date of grant. The chello Phantom Plan gives the employee the right to receive payment equal to the difference between the fair market value of a share and the exercise price for the portion of the rights vested. chello broadband, at its sole discretion, may make the required payment in cash, freely tradable shares of Class A common stock or UPC ordinary shares A, or, if chello broadband's shares are publicly traded, its freely tradable ordinary shares A. At September 30, 2001, options representing approximately 1,271,941 phantom shares remained outstanding.



Priority Telecom Stock Option Plan. In 2000, Priority Telecom adopted a stock option plan or the "Priority Telecom Plan" for its employees and those of its subsidiaries. There are approximately 20.0 million shares available for the granting of options under the Priority Telecom Plan, which are held by the Priority Telecom Foundation, which administers the Priority Telecom Plan. Each option represents the right to acquire from the Priority Telecom Foundation a certificate representing the economic value of one share. Priority Telecom appoints the board members of the Priority Telecom Foundation and thus controls the voting of the Priority Telecom Foundation's common stock. The options are granted at fair market value at the time of grant. The maximum term that the options can be exercised is five years from the date of grant. The vesting period for any new grants of options is four years, vesting in equal monthly increments. The Priority Telecom Plan provides that, in the case of a change of control, the acquiring company has the right to require Priority Telecom to acquire all of the options outstanding at the per share value determined in the transaction giving rise to the change of control. At September 30, 2001, approximately 439,865 (post-split) options were outstanding under the Priority Telecom Plan.



United Latin America Stock Option Plan. Effective June 6, 1997, ULA adopted a stock option plan for its employees, or the "ULA Plan." The ULA Plan permits grants of phantom stock options and incentive stock options. To date, only phantom stock options have been granted. The ULA Plan is administered by United's board of directors. The number of shares available for grant under the ULA Plan are 2,500,000. Phantom options may be granted for a term of up to 10 years and have a four-year vesting period and vest 1/48th each month. Upon exercise and at the sole discretion of ULA, the options may be awarded in cash or in shares of Class A common stock, or, if publicly traded, shares of ULA stock. If the employee's employment terminates other than in the case of death, disability or the like, all unvested options lapse and all vested options must be exercised within 90 days of the termination date. At September 30, 2001, approximately 1,167,285 options were outstanding under the ULA Plan.



VTR GlobalCom Phantom Stock Option Plan. Effective May 1, 1999 VTR adopted a stock option plan or the "VTR Plan." Under the VTR Plan, VTR's Board of Directors may grant stock options to purchase up to 1,505,000 shares of VTR's common stock. The options vest in equal monthly increments over a four-year period following the date of grant. Concurrent with approval of the VTR Plan, VTR's Board granted phantom stock options to certain employees which gives the employee the right with respect to vested options to receive a cash payment equal to the difference between the fair market value of a share of VTR stock and the option base price per share. The phantom options may be exercised during the period specified in the option certificate, but in no event later than 10 years following the date of grant. At September 30, 2001, approximately 716,593 options were outstanding under the VTR plan.



COMPENSATION OF UNITED'S DIRECTORS



New United will compensate its directors similarly to how United's directors have been compensated. United compensates its outside directors at $500 per month and $1,000 per board and committee meeting ($500 for certain telephonic meetings) attended. Directors who are also employees of United receive no additional compensation for serving as directors. United reimburses all of its directors for travel and out-of-pocket expenses in connection with their attendance at meetings of the board of directors. In addition, under the Stock Option Plan for Non-Employee Directors effective June 1, 1993, or the "1993 Plan," each non-employee director received options for 20,000 shares of Class A common stock upon the effective date of the 1993 Plan or upon election to the board of directors, as the case may be. Options for an aggregate of

960,000 shares of Class A common stock may be granted under the 1993 Plan. As of September 30, 2001, under the 1993 Plan, United has granted options for an aggregate of 820,000 shares of Class A common stock, adjusted for United's stock splits in 1994 and in 1999. In addition, options for 171,667 shares have been cancelled, and 311,667 are available for future grants. Options granted under the 1993 Plan vest 25.0% on the first anniversary of the respective dates of grant and thereafter in 36 equal monthly increments. Such vesting is accelerated upon a "change of control" of United. Upon becoming directors of New United, each of Messrs. Bennett and Howard will be granted options to acquire an aggregate of 20,000 shares of New United Class A common stock under the 1993 Plan.



The non-employee directors also participate in United's Stock Option Plan for Non-Employee Directors Plan effective March 20, 1998, or the "1998 Plan." Pursuant to the 1998 Plan, Messrs. Carollo, DeGeorge and Rochelle have each been granted options to acquire an aggregate of 40,000 shares of Class A common stock. Messrs. Cole and Malone have each been granted options for an aggregate of 80,000 shares of Class A common stock. All options under the 1998 Plan have been granted at the fair market value of the shares at the time of grant. Additional participation in the 1998 Plan is at the discretion of the board of directors. Options for an aggregate of 1,000,000 shares of Class A common stock may be granted under the 1998 Plan. At September 30, 2001, options for an aggregate of 420,000 shares of Class A common stock had been granted, adjusted for the two-for-one stock split in November 1999. In addition, options for 97,500 shares have been cancelled, and 677,500 shares are available for future grants. All options under the 1998 Plan vest in 48 equal monthly installments commencing the respective dates of grant. Upon becoming directors of New United, each of Messrs. Bennett and Howard will be granted an aggregate of 80,000 shares of New United Class A common stock under the 1998 Plan.



There are no other arrangements whereby any of United's directors received compensation for services as a director during Fiscal 2000 in addition to or in lieu of that specified by the aforementioned standard arrangement.



UNITED COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION



United's board of directors in April 1993 established the compensation committee composed of members of the board of directors who are not employees of United. In June 1997, the board of directors passed a resolution appointing all outside directors of United to be members of the committee. During Fiscal 2000, United's committee consisted of Messrs. Carollo, Cole, DeGeorge, Malone, Rochelle and Henry P. Vigil (from his March 2000 appointment until his resignation in November 2001). Each of such committee members is not and has not been an officer of United or any of its subsidiaries. Mr. Fries, an executive officer and director of United, is a member of UPC's compensation committee and Mr. Riordan, an executive officer of UPC, is a member of United's board of directors. Except as stated in the foregoing sentence, none of the executive officers of United has served as a director or member of a compensation committee of another company that had an executive officer also serving as a director or member of United's compensation committee.



LIMITATION OF LIABILITY AND INDEMNIFICATION



New United's certificate of incorporation will eliminate the personal liability of its directors to United and its stockholders for monetary damages for breach of the directors' fiduciary duties in certain circumstances. New United's certificate of incorporation and bylaws provide that New United shall indemnify its officers and directors to the fullest extent permitted by law. New United believes that such indemnification covers at least negligence and gross negligence on the part of indemnified parties.



During the past five years, neither the above named executive officers nor any director of United has had any involvement in such legal proceedings as would be material to an evaluation of his ability or integrity.

                              CERTAIN TRANSACTIONS



TRANSACTIONS WITH LIBERTY



The Merger Transaction. For a discussion of the merger transaction and related transactions with Liberty, see "Proposal 1: The Merger Transaction -- Background and Overview of the Transaction," and "Proposal 1: The Merger Transaction -- The Merger Agreement and Related Agreements."



Loan Transaction. Pursuant to the letter agreement dated December 7, 2000, between us and Liberty, we agreed to loan Liberty up to $510.0 million. The purpose of the loan was to provide Liberty with funds to satisfy certain obligations it had with respect to its Argentina assets. Pursuant to the terms of the letter agreement, we have loaned all of the $510.0 million, as evidenced by a Promissory Note of Liberty dated December 8, 2000, for $200.0 million, a Promissory Note of Liberty Argentina, Inc. dated December 27, 2000, for $42,405,760, a Promissory Note of Liberty Argentina, Inc. dated February 5, 2001, for $33,827,447 and a Promissory Note of Liberty Argentina, Inc. dated April 30, 2001 for $233,766,793. Liberty has guaranteed the notes of its subsidiary Liberty Argentina, Inc. The notes bear interest at 8.0% per annum and are due and payable on the closing date of the merger, but if the merger agreement is terminated then the notes will be due and payable on the termination of the merger agreement. Liberty repaid $241.3 million in principal and accrued interest of the loans on December 3, 2001. The aggregate outstanding principal balance of the loan is approximately $287.6 million.



United Class A Common Stock Purchase. On December 3, 2001, United issued 11,991,018 shares of Class A common stock to Liberty in consideration of $20.0 million of cash.



STOCKHOLDER ARRANGEMENTS



In the event of any termination of the merger agreement, Liberty, United and the Founders have agreed to negotiate agreements for stockholder and standstill obligations substantially similar to the stockholders agreement and standstill agreement described above with certain modifications. See "Proposal 1: The Merger Transaction -- The Merger Agreement and Related
Agreements -- Stockholders Agreement", and "Proposal 1: The Merger
Transaction -- The Merger Agreement and Related Agreements -- Standstill Agreement."



RIORDAN TRANSACTIONS



Company Loans. Pursuant to the terms of four promissory notes, United loaned $4,000,000 on November 22, 2000, $1,200,000 on January 29, 2001, and $3,500,000
on April 4, 2001, respectively, to John F. Riordan, a director and named executive officer. Such loans allowed Mr. Riordan to meet certain personal obligations in lieu of selling his shares in United or in UPC. The notes are payable upon demand and in any event on November 22, 2002. The notes accrue interest until paid at 90-day LIBOR plus either 2.5% or 3.5% as determined in accordance with the terms of each note.



Mr. Riordan has pre-paid to United $93,794 in the aggregate for interest accrued through February 22, 2001 on the loans. The aggregate outstanding balance on the loans as of November 21, 2001 is $9,181,446.



RCL Transaction. In November 1998, Riordan Communications Limited ("RCL"), a company controlled by a discretionary trust for the benefit of certain family members of John Riordan, a director and named executive officer of United, acquired 769,062 shares of Class A common stock. In March 1999, RCL and United entered into a Registration Rights Agreement, which provides, among other things, that upon request of RCL, United will register under the Securities Act of 1933, as amended, at least 50% of the 769,062 shares of Class A common stock acquired by RCL in accordance with RCL's intended method of disposition thereof. RCL has the right to request two such registrations. United has agreed to pay all registration expenses (other than underwriting discounts and commissions) in connection with such registrations. The Registration Rights Agreement will terminate when all such shares of Class A common stock acquired by RCL can be sold in any 90-day period pursuant to Rule 144 of said Act.

M. SCHNEIDER TRANSACTIONS



Indebtedness. At December 31, 2000, Mr. Mark L. Schneider, a director and named executive officer, was indebted to United for an aggregate of $653,210. Such debt occurred from the settlement of his tax equalization for the years 1999 and 1998. On March 21, 2001, Mr. Schneider paid this debt in full. Also at December 31, 2000, Mr. Schneider was indebted to UPC for an aggregate of L291,298. Such debt was incurred through UPC making payments on behalf of Mr. Schneider's for his housing costs and taxes in the United Kingdom. On February 14, 2001, Mr. Schneider paid L196,298 on this debt, leaving an outstanding balance of L95,000.



Company Loans. Pursuant to the terms of two promissory notes, United loaned $1,110,866 on November 22, 2000 and $330,801 on December 21, 2000 to Mark L.
Schneider, a director and named executive officer. Such loans allowed Mr. Schneider to meet certain personal obligations in lieu of selling his shares in United or in UPC. The notes are payable upon demand and in any event on November 22, 2002. The notes accrue interest until paid at 90-day LIBOR plus either 2.5% or 3.5% as determined in accordance with the terms of each note.



Mr. Schneider has pre-paid to United $30,876 in the aggregate for interest accrued through February 22, 2001 on the loans. The aggregate outstanding balance on the loans, including accrued interest, as of November 22, 2001 is $1,526,936.



House Loan. In September 1999, United loaned to Mark L. Schneider, a director and named executive officer of United, $723,356 in connection with the purchase of his home. The loan bears interest at 9.0% per annum and is payable monthly. Interest payments are deducted monthly from the cost of living differentials paid by United to Mr. Schneider related to his foreign assignment. Following the sale of the home, Mr. Schneider paid the loan in full, including interest, in December 2001.



chello broadband Loan. On August 5, 1999, chello broadband loaned Mark L. Schneider E2,268,901 to enable Mr. Schneider to acquire ordinary shares of chello broadband pursuant to stock options granted to Mr. Schneider in 1999. This recourse loan bears no interest. Interest, however, is imputed and the tax payable on the imputed interest is added to the principal amount of the loan. This loan is payable upon exercise or expiration of the options. On September 28, 2000, Mr. Schneider exercised chello broadband options through the sale of the shares acquired with the loan proceeds. Of the funds received, E823,824 was withheld for payment of the portion of the loan associated with the options exercised. As of May 31, 2001, the outstanding balance is E1,719,392.



FRIES TRANSACTIONS



Pursuant to the terms of various promissory notes, United loaned $186,941 on November 22, 2000, $205,376 on December 21, 2000 and $24,750 on June 25, 2001 to
Michael T. Fries, a director and named executive officer, and $668,069 on November 22, 2000, $450,221 on December 21, 2000, $275,000 on April 4, 2001, and
$1,366,675 on June 25, 2001 to The Fries Family Partnership LLLP, a limited liability limited partnership (the "Fries Partnership"), for the benefit, directly and indirectly, of Mr. Fries and members of his family. Such loans allowed Mr. Fries and the Fries Partnership to meet certain obligations in lieu of selling their shares in United. Mr. Fries has guaranteed the loans to the Fries Partnership if the Fries Partnership fails to pay. The notes are payable upon demand and in any event on November 22, 2002. The notes accrue interest until paid at 90-day LIBOR plus either 2.5% or 3.5% as determined in accordance with the terms of each note.



Mr. Fries has pre-paid to United $7,542 and the Fries Partnership has pre-paid to United $22,507 in the aggregate for interest accrued through February 22, 2001 on the loans. The aggregate outstanding balance on the loans as of November 22, 2001 is $439,929 for Mr. Fries, and $2,875,966 for the Fries Partnership.



MLS FAMILY PARTNERSHIP TRANSACTIONS



Pursuant to the terms of two promissory notes, United loaned $1,916,305 on November 22, 2000 and $1,349,599 on December 21, 2000 to the MLS Partnership, a limited liability limited partnership of which a trust is the general partner. The trustees of said trust are Gene W. Schneider, Chief Executive Officer and Chairman of United, and John Riordan, a director and a named executive officer of United. Such loans allowed the MLS Partnership to meet certain obligations in lieu of selling its shares in United. In connection with the foregoing loans, Mr. Mark L. Schneider has guaranteed the loans to the MLS Partnership if the MLS Partnership fails to pay. The notes are payable upon demand and in any event on November 22, 2002. The notes accrue interest until paid at 90-day LIBOR plus either 2.5% or 3.5% as determined in accordance with the terms of each note.



The MLS Partnership has paid to United $65,472 in the aggregate for interest accrued through February 22, 2001 on the loans. The aggregate outstanding balance on the loans as of November 21, 2001 is $3,459,069.



G. SCHNEIDER TRANSACTION



On February 8, 2001, United's board of directors approved a "Split-Dollar" policy on the lives of Gene W. Schneider, Chairman and Chief Executive Officer of United, and his wife, Louise Schneider, for a total amount of $30.0 million. United will pay the premium for such policy which is anticipated to be approximately $1.8 million annually, with a roll-out period of approximately fifteen years. The Gene W. Schneider 2001 Trust (the "Trust") is the sole owner and beneficiary of the policy, but will assign to United policy benefits in the amount of the premiums paid by United. The Trust will contribute an amount equal to the annual economic benefit provided the policy. The trustees of the Trust are Mark Schneider, a director and named executive officer of United, Tina Wildes, a director of United, and Carla Shankle. Upon termination of the policy, United will recoup the premiums that it has paid. Such policy will terminate upon the death of both insureds, on the elapse of the roll-out period or at such time as the Trust fails to make its contributions towards the premiums due on the policy.



WILDES TRANSACTION



On October 1, 2000, United entered into a Consulting Agreement with Tina M. Wildes, a director and former officer of United. The Consulting Agreement was for a term of one year and expired on October 1, 2001. United engaged Ms. Wildes based on her prior experience in United and its telecommunications operations. The Consulting Agreement provided for payment of a consulting fee by United to Ms. Wildes in the amount of $15,000 per month. In addition, all options previously awarded to Ms. Wildes continued to vest in accordance with their terms. In addition to the consulting fee, for the period of October 1, 2000 to January 31, 2001, United paid the monthly premium amount for a whole life policy on the life of Ms. Wildes for an aggregate of $3,064. Upon expiration of the Consulting Agreement, Ms. Wildes rejoined United as Senior Vice President of Development Oversight and Administration.



                    DESCRIPTION OF NEW UNITED CAPITAL STOCK



New United's authorized capital stock consists of:



-800,000,000 shares of Class A common stock;



- 564,075,000 shares of Class B common stock;



- 400,000,000 shares of Class C common stock; and



- 10,000,000 shares of preferred stock, all $0.01 par value per share.



As of the date of this proxy statement/prospectus, New United had only nominal capital stock outstanding. Pro forma for the transaction and assuming the transaction closes on January 30, 2002, New United will have outstanding:



- 108,860,310 shares of Class A common stock;



- 8,870,332 shares of Class B common stock;

- 303,240,166 shares of Class C common stock; and



- no shares of preferred stock



The description of New United's capital stock in this proxy statement/prospectus is a summary of the terms of the certificate of incorporation of New United. A form of the certificate of incorporation is included as Appendix C.



COMMON STOCK



New United's Class A common stock, Class B common stock and Class C common stock will have identical economic rights. They will, however, differ in the following respects:



- Each share of Class A common stock, Class B common stock and Class C common stock will entitle the holders thereof to one, ten and ten votes, respectively, on each matter to be voted on by New United's stockholders other than the election of directors;



- Each share of Class B common stock will be convertible, at the option of the holder, into one share of Class A common stock. At the option of the holder, each share of Class C common stock will be convertible into one share of Class A common stock at any time or, under certain circumstances, into one share of Class B common stock. The Class A common stock will not be convertible into Class B or Class C common stock.



- The approval of a majority of Class C directors will be required for certain acquisitions or dispositions of assets, issuances of equity or debt securities, selection of a New United CEO not previously approved by Liberty, amendment of New United's charter or bylaws in a manner adverse to holders of Class B or Class C common stock, and certain related party transactions.



Holders of New United Class A, Class B and Class C common stock will vote as one class on all matters, excluding the election of directors, to be voted on by New United's stockholders, with certain exceptions listed below or specified by the Delaware General Corporation Law. Shares of New United's Class C common stock, as long as there are any outstanding, will vote separately to elect four of New United's 12 person board of directors. New United's Class A common stock and Class B common stock will not, however, be able to vote in the election of Class C directors. Holders of Class A and B common stock, voting together, will elect the other eight directors. After all shares of Class C common stock become convertible in full into shares of Class B common stock, all 12 of New United's 12 person board of directors will be elected by the holders of shares of Class A common stock, Class B common and Class C common stock voting together.



Holders of New United Class A, Class B and Class C common stock will be entitled to receive any dividends that are declared by New United's board of directors out of funds legally available for that purpose. In the event of New United's liquidation, dissolution or winding up, holders of New United Class A, Class B and Class C common stock will be entitled to share in all assets available for distribution to holders of common stock. Holders of New United Class A and Class B common stock will have no preemptive rights. Shares of Class C common stock will have preemptive rights to prevent the dilution of the voting power of Class C common stock by 10.0% or more of its voting power immediately following issuance. New United's Certificate of Incorporation provides that if there is any dividend, subdivision, combination or reclassification of any class of common stock, a proportionate dividend, subdivision, combination or reclassification of the other class of common stock will be made at the same time.



New United has appointed Mellon Investor Services LLC as the transfer agent and registrar for its Class A common stock.

PREFERRED STOCK



New United is authorized to issue 10,000,000 shares of preferred stock. New United's board of directors is authorized, without any further action by the stockholders, to determine the following for any unissued series of preferred stock:



- voting rights;



- dividend rights;



- dividend rates;



- liquidation preferences;



- redemption provisions;



- sinking fund terms;



- conversion or exchange rights;



- the number of shares in the series; and



- other rights, preferences, privileges and restrictions.



In addition, the New United preferred stock could have other rights, including economic rights senior to New United's common stock, so that the issuance of the New United preferred stock could adversely affect the market value of New United's common stock. The issuance of New United preferred stock may also have the effect of delaying, deferring or preventing a change in control of New United without any action by the stockholders. New United has no current plans to issue any preferred shares other than as contemplated by the Liberty transaction.



MARKET LISTINGS



New United's Class A common stock will be listed for trading on The Nasdaq National Market. New United's Class B common stock and Class C common stock will have no established trading market. New United may elect to list any series of securities on an exchange, and in the case of the common stock, on any additional exchange, but, is not obligated to do so. No assurance can be given as to the liquidity of the trading market for any of the securities.



CERTIFICATE OF INCORPORATION AND BYLAWS



The provisions of New United's certificate of incorporation and bylaws summarized below may have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including attempts that might result in a premium over the market price for the shares held by stockholders.



New United's certificate of incorporation or bylaws provide:



- for a classified board of directors, with each class containing as nearly as possible one-third of the number of directors on the board and the members of each class serving for three-year terms;



- that vacancies on the board of directors may be filled only by the remaining directors;



- that the stockholders may take action only at an annual or special meeting of stockholders, and not by written consent of the stockholders;



- that special meetings of stockholders generally can be called only by the board of directors;



- that our stockholders may adopt, amend or repeal the bylaws only with the approval of holders of at least 66 2/3% of the voting power; and

-for an advance notice procedure for the nomination, other than by the board of directors or a committee of the board of directors, of candidates for election as directors as well as for other stockholder proposals to be considered at annual meetings of stockholders. In general, we must receive notice of intent to nominate a director or raise business at meetings not less than 90 nor more than 120 days before the meeting, and must contain certain information concerning the person to be nominated or the matters to be brought before the meeting and concerning the stockholder submitting the proposal. The affirmative vote of the holders of at least 66 2/3% of the voting power is required to amend or repeal these provisions or to provide for cumulative voting.



DELAWARE GENERAL CORPORATION LAW, SECTION 203



New United has elected not to be governed by Section 203 of the Delaware General Corporation Law.



                    COMPARATIVE PER SHARE MARKET INFORMATION



Our Class A common stock trades on The Nasdaq National Market under the symbol "UCOMA." On November 11, 1999, our board of directors authorized a two-for-one stock split effected in the form of a stock dividend distributed on November 30, 1999, to shareholders of record on November 22, 1999. The effect of the stock split has been recognized retroactively in all share and per share amounts in this report. The following table shows the range of high and low sales prices reported on The Nasdaq National Market for the periods indicated:



                                                                     UNITED
                                                              --------------------
                                                                HIGH        LOW
                                                              ---------   --------
Year ending December 31, 1999
  First Quarter.............................................   $ 33.00     $ 9.38
  Second Quarter............................................   $ 37.56     $21.75
  Third Quarter.............................................   $ 46.00     $32.00
  Fourth Quarter............................................   $ 72.50     $35.50
Year ended December 31, 2000
  First Quarter.............................................   $114.63     $56.06
  Second Quarter............................................   $ 74.38     $31.31
  Third Quarter.............................................   $ 62.00     $26.31
  Fourth Quarter............................................   $ 33.81     $11.50
Year ended December 31, 2001
  First Quarter.............................................   $ 22.61     $ 8.38
  Second Quarter............................................   $ 17.44     $ 7.07
  Third Quarter.............................................   $  9.09     $ 1.35
  Fourth Quarter (through December 11, 2001)................   $  4.22     $ 0.78



The closing price for United's Class A common stock on December 11, 2001 was $4.12.



The following table sets forth the closing prices per share of United Class A common stock as reported on The Nasdaq National Market, on:



- June 23, 2000, the last full trading day prior to the public announcement of the June 25 agreement;




- May 25, 2001, the last full trading day prior to the public announcement of the revised terms of the May 25 agreement;



- November 30, 2001, the last full trading day prior to the public announcement of the execution of the merger agreement; and

- , 2001, the last full trading day for which closing prices were available at the time of the printing of this proxy statement/prospectus.



June 23, 2000...............................................  $  43.56
May 25, 2001................................................  $  13.83
November 30, 2001...........................................  $   1.40
December   , 2001...........................................  $



You are advised to obtain current market quotations for United Class A common stock. No assurance can be given as to the market prices of United Class A common stock at any time before the consummation of the transaction or as to the market price of New United Class A common stock at any time after the transaction.



                       COMPARISON OF STOCKHOLDERS' RIGHTS



Both United and New United are incorporated under the laws of the State of Delaware, and the holders of Class A common stock of New United, except as described below, will have similar rights and preferences as the holders of Class A common stock of United. See "-- Description of New United Capital Stock." Though holders of United's Class A common stock participate in the election of each of United's directors, the holders of New United's Class A common stock will not participate in the election of those directors who, by the terms of New United's certificate of incorporation, are elected only by the holders of New United's Class C common stock. In addition, following the closing, New United will be restricted from taking certain actions unless such actions have been approved by a majority of the directors elected by the holders of the Class C common stock. See "Proposal 1: The Merger
Transaction -- Background and Overview of the Transaction, Certain Other Rights of Holders of Class C Common Stock." No particular set of stockholders of United is entitled to elect directors who have similar approval authority.

                  CHAPTER V -- AMENDMENT OF STOCK OPTION PLANS



PROPOSAL 2: AMENDMENT OF THE 1993 STOCK OPTION PLAN



United's 1993 Stock Option Plan, or the "Employee Plan," provides for the grant of options to purchase shares of United Class A common stock to employees and consultants who are selected for participation in the Employee Plan. The board of directors has adopted an amendment to the Employee Plan to:



- increase the number of shares of common stock reserved for issuance under the Employee Plan by an aggregate of 30,000,000 from 9,200,000 shares of Class A common stock to 39,200,000 shares, which may be Class A common stock or Class B common stock (but no more than 3,000,000 shares of which may be Class B common stock);



- increase the maximum number of shares subject to options that may be granted to any one participant in any calendar year from 500,000 shares to an aggregate of 5,000,000 shares of Class A common stock and Class B common stock; and



- permit the grant of options to acquire, or permit the amendment of outstanding options granted after December 3, 2001 to provide for the issuance of an aggregate of, up to 3,000,000 shares of Class B common stock as well as Class A common stock.



Upon completion of the merger, United's obligations under the Employee Plan will be assumed by New United, and stock options for United common stock will be replaced with substitute stock options for New United common stock. Each New United stock option will have the same terms and conditions, exercise price, vesting and restrictions as the United stock option it replaces.



As of the record date, options have been granted under the Employee Plan to
purchase a total of      shares, of which options for      shares have been
cancelled, leaving only      shares of United Class A common stock available for
option grants under the Employee Plan. The board of directors believes that it is in the best interest of United, and in the best interest of New United following the merger, to increase the number of shares available for option grants under the Employee Plan. The increase will allow United and, following the merger, New United, to grant options to attract and retain new employees who have not received grants of options under the Employee Plan, and to further compensate, where appropriate, employees who have been previously awarded options under the Employee Plan.



On December 7, 2001, the Board of Directors of United granted options to acquire an aggregate of 17,500,000 million shares of United common stock. This grant is subject to stockholder approval of the amendment to increase the number of shares reserved for issuance under the Employee Plan.



Upon the closing of the merger, New United will assume the Employee Plan and all obligations under the Employee Plan and the Employee Plan will become the stock option plan for employees of New United.



Approval of the amendment to the Employee Plan requires the affirmative vote of the holders of a majority of the combined voting power of our Class A common stock and Class B common stock as of the record date, represented in person or by proxy at the special meeting of stockholders.



The board of directors recommends that stockholders approve the amendment to the Employee Plan. The principal features of the Employee Plan are summarized below:



Administration of the Employee Plan. The compensation committee of the board of directors, or the "Committee," administers and interprets the Employee Plan. The Committee must be structured at all times so that it satisfies the "disinterested administration" requirement of Rule 16b-3 under the Securities Act of 1934, as amended, and the "outside director" requirement for the exemption pursuant to Section 162(m) of the Internal Revenue Code of 1986, as amended.



Number of Shares: Amendment to Increase Number of Shares. The number of shares is subject to adjustment on account of stock splits, stock dividends, recapitalizations and other dilutive changes in the Class A common stock. As a result of the two-for-one stock split effected on November 30, 1999, the number of shares was increased from 4,600,000 to 9,200,000. The amendment will increase the number of shares of common stock by 30,000,000 shares of Class A and Class B common stock to 39,200,000 shares and permit the grant of options exercisable for Class B common stock as well as Class A common stock. No more than 3,000,000 of the 30,000,000 additional shares may be Class B shares.



Options Granted Under the Employee Plan. The Employee Plan provides for the grant of incentive stock options within the meaning of Section 422 of the Internal Revenue Code, or "Incentive Options," and options that are not Incentive Options, or "Non-Qualified Options." Incentive Options may be granted
only to employees. Approximately      employees are eligible to participate in
the Employee Plan. We refer to Incentive Options and Non-Qualified Options collectively as "Employee Options." Employee Options granted under the Employee Plan are non-transferable, except by will or pursuant to the laws of descent and distribution.



The Committee has the sole discretion to determine the employees and consultants to whom Employee Options may be granted and the manner in which the Employee
Options will vest. Approximately        consultants are eligible to participate
in the Employee Plan. However, an Incentive Option can vest each year with respect to no more than $100,000 in value of common stock based upon fair market value of the common stock on the date of grant of the Incentive Options. Options covering no more than 500,000 shares of common stock may be granted to a single participant during any calendar year. The amendment will increase to 5,000,000 the number of shares of Class A common stock and Class B common stock in the aggregate that may be granted to a single participant during any calendar year.



Term of Employee Options. The Committee determines the Employee Option term, which can be no longer than 10 years (five years in case of an Incentive Option granted to an employee who owns common stock having more than 10.0% of voting power). Unless the Committee specifies otherwise, the following provisions apply with respect to the exercisability of an option following the termination of the option holder's employment or consulting relationship. An Employee Option will terminate prior to its stated term upon termination of employment or death. If an option holder's employment or consulting relationship terminates within six months after the Employee Option's grant date for any reason other than death or disability, or if the employment of the option holder is terminated for cause, the Employee Option is void for all purposes. If the option holder's employment or consulting relationship terminates because the option holder becomes disabled, the Employee Option will terminate one year after termination. If the option holder's employment or consulting relationship terminates other than for cause, disability or death and such termination occurs more than six months after the date of grant, the Employee Option will expire three months from the date of termination. If the option holder dies while employed, while a consultant, or within the three-month period described in the preceding sentence, the Employee Option will terminate one year after the date of death. In all cases the Employee Option may be exercised only to the extent it was vested at the date the employment or consulting relationship is terminated, and only if it has not expired according to its terms.



The amendment will permit the Committee to amend, with the consent of the holder, outstanding options granted after December 3, 2001 to allow for the issuance of Class B common stock in lieu of Class A common stock upon exercise, subject to the 3,000,000 share limit on the number of options to purchase shares of Class B common stock that may be granted.



Exercise. The Committee determines the exercise price for each Employee Option; however, Incentive Options must have an exercise price that is at least equal to fair market value of the Class A common stock on the date the Incentive Option is granted (at least equal to 110.0% of fair market value in the case of an Incentive Option granted to an employee who owns common stock having more than 10.0% of the voting power).



An option holder may exercise an Employee Option by written notice and payment of the exercise price (i) in cash or certified funds (ii) by the surrender of a number of shares of common stock already owned by the option holder for at least six months (or other periods specified by the Committee) and with a fair market value equal to the exercise price, or (iii) through a broker's transaction by directing the issuance of a certificate for the common stock to a broker who will sell all or a portion of the common stock to pay the exercise price or make a loan to the option holder to permit the option holder to pay the exercise price. Option holders who are subject to withholding of federal and state income tax as a result of exercising an Employee Option may satisfy the income tax withholding obligation through the withholding of a portion of the common stock to be
received upon the exercise of the Employee Option. Approximately        people
are eligible to participate in the Employee Plan.



Merger and Reorganization. Upon the occurrence of (i) the merger or consolidation of United (other than a merger or consolidation in which United is the continuing company and that does not result in any changes in the outstanding shares of common stock), (ii) the sale of all or substantially all of the assets of United (other than a sale in which United continues as the holding company of an entity that conducts the business formerly conducted by United), or (iii) the dissolution or liquidation of United, all outstanding Employee Options will terminate automatically when the event occurs, if United gives the option holders 30 days prior written notice of the event. Notice is not required for a merger or consolidation or for a sale if United, the successor or the purchaser makes adequate provision for the assumption of the outstanding Employee Options or the substitution of new options on terms comparable to the outstanding Employee Options. When the notice is given, all outstanding Employee Options fully vest and can be exercised prior to the event. Because New United will assume the obligations under the Employee Plan, United will not give notice and none of the outstanding Employee Options will terminate automatically.



Change in Control. Upon a "change in control" of United, all outstanding Employee Options vest fully. A "change in control" occurs if (i) 30.0% or more of United's voting stock is acquired by persons or entities without the approval of a majority of the board of directors unrelated to the acquirer or (ii) individuals who are members of the board of directors at the beginning of the 24-month period cease to make up at least two-thirds of the board of directors at anytime during that period, unless the election of new members was approved by the majority of the board of directors in office immediately prior to the 24-month period and of new members who were so approved.



Amendment and Termination. The board of directors may amend the Employee Plan in any respect at any time, but no amendment can impair any Employee Option previously granted or deprive an option holder of any common stock acquired without the option holder's consent. The Employee Plan will terminate on June 1, 2003, unless sooner terminated by the board of directors.



Federal Income Tax Consequences. When a Non-Qualified Option is granted, there are no income tax consequences for the option holder or United. When a Non-Qualified Option is exercised, in general, the option holder recognizes compensation equal to the excess of the fair market value of the common stock on the date of exercise over the exercise price. The compensation recognized by an employee is subject to income tax withholding. United is entitled to a deduction equal to the compensation recognized by the option holder for United's taxable year that ends with or within the taxable year in which the option holder recognized the compensation.



When an Incentive Option is granted, there are no income tax consequences for the option holder or United. When an Incentive Option is exercised, the option holder does not recognize income and United does not receive a deduction. However, the option holder must treat the excess of the fair market value of the common stock on the date of exercise over the exercise price as an item of adjustment for purposes of the alternative minimum tax. If the option holder makes a "disqualifying disposition" of the common stock (described below) in the same taxable year that the Incentive Option was exercised, there are no alternative minimum tax consequences.



If the option holder disposes of the common stock after the option holder has held the common stock for at least two years after the Incentive Option was granted and 12 months after the Incentive Option was exercised, the amount the option holder receives upon disposition over the exercise price is treated as long-term capital gain for the option holder. United is not entitled to a deduction. If the option holder makes a "disqualifying disposition" of the common stock by disposing of the common stock before it has been held for at least two years after the Incentive Option was granted and one year after the date the Incentive Option was exercised, the option holder recognizes compensation income equal to the excess of (i) fair market value of the common stock on the date the Incentive Option was exercised or, if less, the amount received on the disposition over (ii) the exercise price. At present, United is not required to withhold. United is entitled to a deduction equal to the compensation recognized by the option holder for United's taxable year that ends with or within the taxable year in which the option holder recognized the compensation.



Under Section 162(m) of the Internal Revenue Code, United may be limited as to federal income tax deductions to the extent that the total annual compensation in excess of $1,000,000 is paid to the Chief Executive Officer or any one of the other four highest-paid executive officers who are employed by United on the last day of the taxable year. However, certain "performance-based compensation," the material terms of which are disclosed to and approved by stockholders, is not subject to this limitation on deductibility. United has structured the Employee Plan with the intention that the compensation paid under it would be qualified performance-based compensation and would be deductible without regard to the limitations otherwise imposed by Section 162(m) of the Internal Revenue Code.



THE BOARD RECOMMENDS A VOTE FOR THE AMENDMENTS TO THE 1993 STOCK OPTION PLAN.



PROPOSAL 3: AMENDMENT OF 1998 STOCK OPTION PLAN FOR NON-EMPLOYEE DIRECTORS



United's 1998 Stock Option Plan for Non-Employee Directors, or the "Director Plan," provides for the grant of options to purchase shares of United Class A common stock to certain members of the board of directors who are not also employees of United. The board of directors of United has adopted an amendment to the Director Plan to increase the number of shares of Class A common stock reserved for issuance under the Director Plan by an aggregate of 2,000,000 shares from 1,000,000 shares of Class A common stock to 3,000,000 shares of Class A common stock.



Upon completion of the merger, New United will assume United's obligations under the Director Plan, and stock options for United common stock will be replaced with substitute stock options for New United common stock. Each New United stock option will have the same terms and conditions, exercise price, vesting and restrictions as the United stock option it replaces.



As of the record date, options have been granted under the Director Plan to
purchase a total of                shares, of which                shares have
been cancelled, leaving only                shares of United Class A common
stock available for option grants under the Director Plan. The board of directors believes that it is in the best interest of United, and in the best interest of New United following the merger, to increase the number of shares available for option grants under the Director Plan. The increase will allow United and, following the merger, New United, to grant options to encourage non-employee directors to continue as directors and to invest in the capital stock of United and, following the merger, New United, thereby increasing their personal interests in our continued success and progress.



Upon the closing of the merger, New United will assume the Director Plan and all obligations under the Director Plan and the Director Plan will become a stock option plan for non-employee directors of New United. Approval of the amendment to the Director Plan requires the affirmative vote of the holders of a majority of the combined voting power of United's Class A common stock and Class B common stock as of the record date, represented in person or by proxy at the special meeting of stockholders.



The board of directors recommends that stockholders approve the amendment to the Director Plan. The principal features of the Director Plan are summarized below:



Administration. The Director Plan is administered by the board of directors. Members of the board who are eligible for Director Options may vote on matters affecting administration of the Director Plan. Only non-employee directors of United may receive awards, or "Director Options," under the Director Plan.



Number of Shares: Amendment to Increase Number of Shares. The number of shares reserved for issuance under the Director Plan is subject to adjustment on account of stock splits, stock dividends, recapitalization and other dilutive changes in United Class A common stock. As a result of the stock split effected on November 30, 1999, the number of shares was increased from 500,000 to 1,000,000. The amendment will increase the number of shares of Class A common stock by 2,000,000 shares of United Class A common stock to 3,000,000 shares of United Class A common stock reserved for issuance under the Director Plan.

Option Grants and Exercises. The board of directors may make grants under the Director Plan to non-employee directors at any time. Such grants are in the sole discretion of the board of directors as to number and date of grant and vesting thereof. The Director Plan provides that the per share exercise price of any Director Option granted under the Director Plan will be equal to the fair market value of the United Class A common stock on the date the Director Option is granted. In general, fair market value is determined by reference to the last sale price for shares of United's Class A common stock as reported on the Nasdaq National Stock Market on the date of the grant. Director Options granted pursuant to the Director Plan will be non-qualified stock options, which do not qualify under Section 422 of the Internal Revenue Code of 1986, as amended, or the "Code."



Director Options granted under the Director Plan will vest and become exercisable evenly over a 48-month period or as otherwise determined by the board of directors at the time of grant. The method of payment of the exercise price of a Director Option may consist of (i) cash or certified funds, (ii) the surrender of a number of shares of United Class A common stock that have been held by the option holder for more than six months, (iii) a broker's transaction by directing United to issue the certificate for the Class A common stock to a broker who will sell all or a portion of the stock to pay the exercise price or make a loan to the option holder to permit him to pay the exercise price, or
(iv) any combination of these methods, at the election of the option holder. Shares so surrendered in payment in whole or in part of the Director Option exercise price and applicable withholding taxes will be valued at their fair market value on the date the notice of exercise is delivered to United.



Distributions. If United shall at any time distribute with respect to the United Class A common stock assets or securities of another, then the exercise price of the outstanding Director Options will be adjusted to reflect the fair market value (as determined by the board of directors) of the assets or securities distributed. If United shall at any time distribute with respect to the United Class A common stock shares of its capital stock (other than United Class A common stock) or evidences of indebtedness, then a proportionate part of such capital stock or evidences of indebtedness shall be set aside for each outstanding Director Option.



Term of Director Options. Each Director Option granted pursuant to the Director Plan will terminate upon the earliest to occur of the following: (i) the expiration of 10 years following the date of grant of the Director Option, (ii) removal from the board of directors for cause, (iii) the expiration of one year following the date upon which the option holder ceases to be a director of United by reason of death or disability, or (iv) the expiration of three months following the date on which the option holder voluntarily ceases his or her status as a director. In the event an option holder ceases to serve as a director of United by reason of death or disability, the vesting of each outstanding Director Option held by such option holder shall be accelerated. In the event the option holder voluntarily ceases to be a director, the Director Option may be exercised only to the extent it was vested at the date the director relationship terminated and only if it had not expired according to its terms.



Merger and Reorganization. In the event of (i) any consolidation or merger of United (other than a merger or consolidation in which United is the continuing company and that does not result in any changes in the outstanding United Class A common stock), with another corporation or entity, (ii) the sale of all or substantially all of the property of United (other than a sale in which United continues as a holding company of an entity that conducts the business formerly conducted by United), or (iii) the dissolution or liquidation of United, all outstanding Director Options will automatically terminate when the event occurs if United gives the option holders 30 days' prior written notice of the event. Notice is not required, however, if the successor or purchaser, as the case may be, makes adequate provision for the assumption of the outstanding Director Options or substitution of new options on terms comparable to the Director Options. When the notice is given, all outstanding Director Options fully vest and can be exercised prior to the event.



Change in Control. Upon a "change in control", the vesting of all outstanding Director Options will be accelerated effective as of the change in control. A change in control will be deemed to have occurred if (i) 30.0% or more of the total number of votes that may be cast for the election of directors of United is acquired by persons or entities without the prior approval of at least a majority of the members of the board of directors unaffiliated with such acquiror, or (ii) individuals who constitute the directors of United at the beginning of a 24-month period cease to constitute at least two-thirds of all directors at any time during such period, unless the election of any new directors was approved by at least a majority of the members of the board of directors in office immediately prior to such period and of the new directors so approved. Notwithstanding the foregoing, no Director Option will become exercisable by virtue of the occurrence of a change in control if the option holder or any group of which that option holder is a member is the person whose acquisition constituted the change in control.



Amendment and Termination. The board of directors may amend the Director Plan in any respect at any time, except that no such amendment (i) shall impair any Director Option theretofore granted without the consent of the option holder thereof, or (ii) shall be effective prior to approval by United's stockholders to the extent such approval is then required pursuant to Rule 16b-3 of the Securities Exchange Act of 1934, as amended (or any successor applicable rule), or to the extent stockholder approval is otherwise required by applicable legal requirements. The Director Plan will terminate when the board of directors adopts a resolution to that effect.



Federal Income Tax Consequences. The following summary generally describes the principal Federal (but not state and local) income tax consequences of the Director Plan. It is general in nature and is not intended to cover all tax consequences that may apply to a particular option holder or United. The provisions of the Code relating to these matters are complex and their impact in any case may depend upon the particular circumstances.



In general, the grant of a Director Option will not result in taxable income to the option holder or a deduction to United for Federal income tax purposes. Upon exercise of a Director Option, United will be entitled, for Federal income tax purposes, to a tax deduction and the option holder will recognize ordinary income. The amount of such deduction and income generally will equal the amount by which the fair market value of the shares acquired on the date the Director Option is exercised exceeds the Director Option exercise price of the shares if the shares received on exercise are transferable and not subject to a substantial risk of forfeiture at such time.



In general, the shares received on exercise of a Director Option will be transferable and will not be subject to a substantial risk of forfeiture. However, if the sale of shares acquired upon exercise of a Director Option would subject the option holder to liability under Section 16(b) of the Securities Exchange Act of 1934, as amended, which requires certain "insiders" to pay to United any profits received from certain purchases and sales of equity securities of United, the option holder will recognize ordinary income (and United will be entitled to a corresponding tax deduction) equal to the amount by which the fair market value of the shares acquired exceeds the Director Option exercise price for the shares on the earlier of (i) the date that the option holder is no longer subject to liability under said Section 16(b) or (ii) six months after the date the Director Option is exercised. An option holder subject to liability under Section 16(b) of the Securities Exchange Act of 1934, as amended, may, however, recognize ordinary income (and United will be entitled to a corresponding tax deduction) at the time the Director Option is exercised if the option holder makes an election under Section 83(b) of the Code. If a Director Option is exercised through the delivery of shares previously owned by the option holder, such exercise generally will not be considered a taxable disposition of the previously owned shares and thus no gain or loss will be recognized with respect to such shares upon such exercise. Any difference between the basis of the shares acquired through the exercise of a Director Option and the amount realized upon a subsequent sale of such shares will be treated as a short-term or long-term capital gain or loss, depending on the length of the period such shares are held prior to sale. Currently, long-term capital gains are taxed to an individual at a maximum rate of 20.0% as opposed to a maximum rate of 38.6% for ordinary income.



THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE AMENDMENT TO THE 1998 STOCK OPTION PLAN FOR NON-EMPLOYEE DIRECTORS.

                    CHAPTER VI -- CERTAIN LEGAL INFORMATION



LEGAL MATTERS



The validity of the shares of New United stock offered by this proxy statement/prospectus will be passed upon for us by Holme Roberts & Owen LLP, Denver, Colorado.



EXPERTS



Our consolidated financial statements included in this proxy statement/prospectus and elsewhere in the registration statement for the years ended December 31, 2000 and 1999 and the ten months ended December 31, 1998 have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.



New United's balance sheet as of September 30, 2001 included in this proxy statement/prospectus and elsewhere in the registration statement has been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and is included herein in reliance upon the authority of said firm as experts in giving said reports.

               CHAPTER VII -- WHERE YOU CAN FIND MORE INFORMATION



New United has filed with the SEC a registration statement on Form S-4 that register the securities New United is offering. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and New United's securities. The rules and regulations of the SEC allow us to omit certain information included in the registration statement from this proxy statement/ prospectus.



We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934. You may read and copy this information as well as the complete New United S-4 registration statement at the following locations of the
SEC:



     Judiciary Plaza, Room 10024


     450 Fifth Street, N.W. Street


     Washington, D.C. 20549



     Citicorp Center


     500 West Madison Street


     Suite 1400


     Chicago, Illinois 60661



You can also obtain copies of this information by mail from the Public Reference Room of the SEC, 450 Fifth Street, N.W., Room 10024, Washington D.C. 20549, at prescribed rates. You may obtain information on the operation of the Public Reference Room by calling the SEC at (800) SEC-0330.



The SEC also maintains an internet world wide web site that contains reports, proxy statements and other information about issuers, like us that file electronically with the SEC. The address of that site is http://www.sec.gov. Our Class A common stock is traded on The Nasdaq National Market, and copies of reports, proxy statements and other information can be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.


                                      VII-1

        INDEX TO FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES


                                                              PAGE
                                                              -----
NEW UNITEDGLOBALCOM, INC.
Report of Independent Public Accountants....................    F-2
Balance Sheet as of September 30, 2001......................    F-3
UNITEDGLOBALCOM, INC.
Report of Independent Public Accountants....................    F-4
Consolidated Balance Sheets as of September 30, 2001
  (Unaudited) and December 31, 2000 and 1999................    F-5
Consolidated Statements of Operations and Comprehensive
  (Loss) Income for the Nine Months Ended September 30, 2001
  and 2000 (Unaudited) and for the Years ended December 31,
  2000 and 1999 and the Ten Months Ended December 31,
  1998......................................................    F-6
Consolidated Statements of Stockholders' (Deficit) Equity
  for the Nine Months Ended September 30, 2001 (Unaudited)
  and for the Years ended December 31, 2000 and 1999 and the
  Ten Months Ended December 31, 1998........................    F-7
Consolidated Statements of Cash Flows for the Nine Months
  Ended September 30, 2001 and 2000 (Unaudited) and for the
  Years ended December 31, 2000 and 1999 and the Ten Months
  Ended December 31, 1998...................................   F-11
Notes to Consolidated Financial Statements..................   F-13

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To New UnitedGlobalCom, Inc.:


We have audited the accompanying balance sheet of New UnitedGlobalCom, Inc. (a Delaware corporation) as of September 30, 2001. This balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on this balance sheet based on our audit.


We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of New UnitedGlobalCom, Inc. as of September 30, 2001, in conformity with accounting principles generally accepted in the United States.


                                          ARTHUR ANDERSEN LLP

Denver, Colorado

December 7, 2001

                           NEW UNITEDGLOBALCOM, INC.
                                 BALANCE SHEET


                                                              SEPTEMBER 30, 2001
                                                              ------------------
ASSETS
Related party receivable....................................         $100
                                                                     ====

STOCKHOLDER'S EQUITY
Common stock, $0.01 par value, 1 share authorized, issued
  and outstanding...........................................         $  -
Additional paid-in capital..................................          100
                                                                     ----
       Total stockholder's equity...........................         $100
                                                                     ====



New UnitedGlobalCom, Inc. ("New United") was formed under Delaware law on February 5, 2001, for the purpose of effectuating the merger of UnitedGlobalCom, Inc. ("United") and a newly created subsidiary of New United ("Merger"). New United will issue its own stock in connection with this Merger and the transaction with Liberty Media Corporation ("Liberty"). Liberty or some of its subsidiaries will contribute to New United an approximate $891.7 million loan (including accrued interest of $34.9 million through January 30, 2002, the assumed closing date of the transaction) to one of United's subsidiaries, $200.0 million cash and senior notes and senior discount notes of one of United's subsidiaries, all in exchange for approximately 281.4 million shares of New United Class C common stock. In addition, on December 3, 2001, Liberty purchased 11,991,018 shares of United Class A common stock for approximately $20.0 million in cash, and repaid approximately $241.3 million of its outstanding debt to United. United used the cash proceeds of the stock sale to repurchase all of its senior notes due 2009. United also paid $241.3 million in satisfaction of a contractual obligation in connection with these senior notes. New United's operations will be conducted through United, which currently owns, manages and develops video, voice and data operations outside the United States.



As of September 30, 2001, the only transaction of New United was the issuance of one share of common stock to United International Properties, Inc. ("UIPI") for $100.00.



On December 2, 2001, UIPI sold to Gene W. Schneider its one share of outstanding common stock for $10.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To UnitedGlobalCom, Inc.:

We have audited the accompanying consolidated balance sheets of UnitedGlobalCom, Inc. (a Delaware corporation) and subsidiaries as of December 31, 2000 and 1999 and the related consolidated statements of operations and comprehensive (loss) income, stockholders' (deficit) equity and cash flows for the years ended December 31, 2000 and 1999 and the ten months ended December 31, 1998 (see Note
2). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform these audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of UnitedGlobalCom, Inc. and subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for the years ended December 31, 2000 and 1999 and the ten months ended December 31, 1998 in conformity with accounting principles generally accepted in the United States.

                                          ARTHUR ANDERSEN LLP

Denver, Colorado
March 30, 2001

                             UNITEDGLOBALCOM, INC.


                          CONSOLIDATED BALANCE SHEETS


             (IN THOUSANDS, EXCEPT PAR VALUE AND NUMBER OF SHARES)



                                                                                         AS OF DECEMBER 31,
                                                              AS OF SEPTEMBER 30,   ----------------------------
                                                                     2001               2000            1999
                                                              -------------------   -------------   ------------
                                                                  (UNAUDITED)
ASSETS
Current assets
  Cash and cash equivalents.................................      $   956,448        $ 1,876,828     $1,925,915
  Restricted cash...........................................          197,621             11,612         18,217
  Short-term liquid investments.............................           64,008            347,084        629,689
  Subscriber receivables, net of allowance for doubtful
    accounts of $92,182, $66,559 and $27,808,
    respectively............................................          116,717            169,532         83,388
  Notes receivable, related party...........................          560,510            256,947            723
  Other receivables, including related party receivables of
    $17,202, $21,478 and $26,578, respectively..............          101,910            175,198        151,547
  Inventory.................................................          129,513            131,853         82,995
  Deferred taxes............................................            7,584              2,896          2,119
  Prepaid expenses and other current assets.................          129,172            108,250         91,673
                                                                  -----------        -----------     ----------
      Total current assets..................................        2,263,483          3,080,200      2,986,266
Marketable equity securities and other investments..........           37,276             38,560        235,917
Investments in affiliates, accounted for under the equity
  method, net...............................................          345,421            756,322        309,509
Property, plant and equipment, net of accumulated
  depreciation of $1,393,498, $920,972 and $482,524,
  respectively..............................................        3,743,597          3,748,804      2,379,837
Goodwill and other intangible assets, net of accumulated
  amortization of $725,231, $448,012 and $170,133,
  respectively..............................................        4,490,339          5,154,907      2,944,802
Deferred financing costs, net of accumulated amortization of
  $72,492, $52,180 and $17,062,
  respectively..............................................          188,434            207,573        130,704
Derivative securities.......................................          306,277                  -              -
Deferred taxes..............................................            6,142              5,057          3,698
Other assets................................................           29,406             12,350         12,120
                                                                  -----------        -----------     ----------
      Total assets..........................................      $11,410,375        $13,003,773     $9,002,853
                                                                  ===========        ===========     ==========

LIABILITIES AND STOCKHOLDERS' (DEFICIT) EQUITY
Current liabilities
  Accounts payable, including related party payables of
    $438, $1,555 and $390, respectively.....................      $   304,616        $   578,399     $  306,760
  Accrued liabilities.......................................          565,909            619,609        324,431
  Subscriber prepayments and deposits.......................          140,213             96,296         41,466
  Short-term debt...........................................           35,908             51,208        173,296
  Current portion of other long-term debt...................          202,729            193,923         52,180
  Other current liabilities.................................           16,636             14,330         10,567
                                                                  -----------        -----------     ----------
      Total current liabilities.............................        1,266,011          1,553,765        908,700
Senior discount notes and senior notes......................        6,675,074          6,190,741      4,385,004
Other long-term debt........................................        4,024,603          3,354,185      1,604,451
Deferred compensation.......................................            9,149             27,460         54,825
Deferred taxes..............................................           90,310              8,237         17,074
Other long-term liabilities.................................           52,943             30,918         23,603
                                                                  -----------        -----------     ----------
      Total liabilities.....................................       12,118,090         11,165,306      6,993,657
                                                                  -----------        -----------     ----------
Commitments and contingencies (Notes 16 and 17)
Minority interests in subsidiaries..........................        1,557,373          1,884,568        867,970
                                                                  -----------        -----------     ----------
Series B Convertible Preferred Stock, stated at liquidation
  value, 113,983, 113,983 and 116,185 shares issued and
  outstanding, respectively.................................           29,510             28,117         26,920
                                                                  -----------        -----------     ----------
Stockholders' (deficit) equity
  Class A Common Stock, $0.01 par value, 210,000,000 shares
    authorized, 86,104,679, 83,820,633 and 81,574,815 shares
    issued and outstanding, respectively....................              862                838            816
  Class B Common Stock, $0.01 par value, 30,000,000 shares
    authorized, 19,027,134, 19,221,940 and 19,323,940 shares
    issued and outstanding, respectively....................              190                192            193
  Series C Convertible Preferred Stock, 425,000 shares
    issued and outstanding..................................          425,000            425,000        410,125
  Series D Convertible Preferred Stock, 287,500 shares
    issued and outstanding..................................          287,500            287,500        268,773
  Additional paid-in capital................................        1,538,284          1,542,609      1,416,635
  Deferred compensation.....................................          (87,393)          (117,136)      (119,996)
  Treasury stock, at cost, 5,604,948, 5,604,948 and
    5,569,240 shares of Class A Common Stock,
    respectively............................................          (29,984)           (29,984)       (29,061)
  Accumulated deficit.......................................       (4,028,894)        (1,892,706)      (621,941)
  Other cumulative comprehensive income (loss)..............         (400,163)          (290,531)      (211,238)
                                                                  -----------        -----------     ----------
      Total stockholders' (deficit) equity..................       (2,294,598)           (74,218)     1,114,306
                                                                  -----------        -----------     ----------
      Total liabilities and stockholders' (deficit)
        equity..............................................      $11,410,375        $13,003,773     $9,002,853
                                                                  ===========        ===========     ==========



  The accompanying notes are an integral part of these consolidated financial statements.

                             UNITEDGLOBALCOM, INC.


     CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME


         (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND NUMBER OF SHARES)



                                             FOR THE NINE MONTHS ENDED          FOR THE YEAR ENDED          FOR THE TEN
                                                   SEPTEMBER 30,                   DECEMBER 31,            MONTHS ENDED
                                           -----------------------------   -----------------------------   DECEMBER 31,
                                               2001            2000            2000            1999            1998
                                           -------------   -------------   -------------   -------------   -------------
                                                    (UNAUDITED)
Revenue..................................   $ 1,185,860     $   901,048     $ 1,251,034     $   720,762     $   254,466
Operating expense........................      (841,080)       (630,867)       (876,234)       (458,748)       (122,811)
Selling, general and administrative
  expense................................      (518,463)       (506,148)       (700,081)       (618,925)       (299,993)
Depreciation and amortization............      (823,824)       (566,296)       (815,522)       (418,714)       (159,045)
Impairment and restructuring charges.....      (305,368)              -               -               -               -
                                            -----------     -----------     -----------     -----------     -----------
    Operating loss.......................    (1,302,875)       (802,263)     (1,140,803)       (775,625)       (327,383)
Gain on issuance of common equity
  securities by subsidiaries.............             -         127,731         127,731       1,508,839               -
Interest income, including related party
  income of $25,735, $524, $1,918, $561
  and $497, respectively.................        88,148         101,213         133,297          54,375          10,681
Interest expense.........................      (811,918)       (637,145)       (928,783)       (399,999)       (163,227)
Foreign currency exchange (loss) gain,
  net....................................       (29,643)       (292,606)       (215,900)        (39,501)          1,582
Proceeds from litigation settlement......       194,830               -               -               -               -
Provision for losses on investment
  related costs..........................      (334,660)              -          (5,852)         (7,127)         (9,686)
Gain on sale of investments in
  affiliates.............................         1,764               -           6,194               -               -
Other expense, net.......................        (7,736)         (2,306)         (4,305)        (14,641)         (3,518)
                                            -----------     -----------     -----------     -----------     -----------
    (Loss) income before income taxes and
      other items........................    (2,202,090)     (1,505,376)     (2,028,421)        326,321        (491,551)
Income tax benefit (expense), net........           773           6,932           2,897            (198)           (610)
Minority interests in subsidiaries.......       192,698         692,935         934,548         360,444           1,410
Share in results of affiliates, net......      (122,737)        (79,332)       (129,914)        (50,249)        (54,781)
                                            -----------     -----------     -----------     -----------     -----------
    (Loss) income before cumulative
      effect of change in accounting
      principle..........................    (2,131,356)       (884,841)     (1,220,890)        636,318        (545,532)
                                            -----------     -----------     -----------     -----------     -----------
Cumulative effect of change in accounting
  principle..............................        32,574               -               -               -               -
                                            -----------     -----------     -----------     -----------     -----------
    Net (loss) income....................   $(2,098,782)    $  (884,841)    $(1,220,890)    $   636,318     $  (545,532)
                                            ===========     ===========     ===========     ===========     ===========

Foreign currency translation
  adjustments............................   $  (122,128)    $   (96,375)    $   (47,625)    $  (127,154)    $   (24,713)
Unrealized holding gains (losses) arising
  during period..........................        36,625         (10,898)        (31,668)          6,858            (505)
Change in fair value of derivative
  assets.................................       (24,471)              -               -               -               -
Cumulative effect of change in accounting
  principle..............................           523               -               -               -               -
Amortization of cumulative effect of
  change in accounting principle.........          (181)              -               -               -               -
                                            -----------     -----------     -----------     -----------     -----------
    Comprehensive (loss) income..........   $(2,208,414)    $  (992,114)    $(1,300,183)    $   516,022     $  (570,750)
                                            ===========     ===========     ===========     ===========     ===========
Basic net (loss) income attributable to
  common stockholders....................   $(2,137,581)    $  (923,567)    $(1,272,482)    $   617,926     $  (547,155)
                                            ===========     ===========     ===========     ===========     ===========
Diluted net (loss) income attributable to
  common stockholders....................   $(2,137,581)    $  (923,567)    $(1,272,482)    $   636,318     $  (547,155)
                                            ===========     ===========     ===========     ===========     ===========
Net (loss) income per common share:
  Basic net (loss) income before
    cumulative effect of change in
    accounting principle.................   $    (21.99)    $     (9.63)    $    (13.24)    $      7.53     $     (7.43)
  Cumulative effect of change in
    accounting principle.................          0.33               -               -               -               -
                                            -----------     -----------     -----------     -----------     -----------
  Basic net (loss) income................   $    (21.66)    $     (9.63)    $    (13.24)    $      7.53     $     (7.43)
                                            ===========     ===========     ===========     ===========     ===========
  Diluted net (loss) income before
    cumulative effect of change in
    accounting principle.................   $    (21.99)    $     (9.63)    $    (13.24)    $      6.67     $     (7.43)
  Cumulative effect of change in
    accounting principle.................          0.33               -               -               -               -
                                            -----------     -----------     -----------     -----------     -----------
  Diluted net (loss) income..............   $    (21.66)    $     (9.63)    $    (13.24)    $      6.67     $     (7.43)
                                            ===========     ===========     ===========     ===========     ===========
Weighted-average number of common shares
  outstanding:
  Basic..................................    98,683,319      95,940,658      96,114,927      82,024,077      73,644,728
                                            ===========     ===========     ===========     ===========     ===========
  Diluted................................    98,683,319      95,940,658      96,114,927      95,331,929      73,644,728
                                            ===========     ===========     ===========     ===========     ===========



  The accompanying notes are an integral part of these consolidated financial statements.

                             UNITEDGLOBALCOM, INC.


           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' (DEFICIT) EQUITY


                    (IN THOUSANDS, EXCEPT NUMBER OF SHARES)


                                          CLASS A                CLASS B
                                        COMMON STOCK           COMMON STOCK       ADDITIONAL
                                    --------------------   --------------------    PAID-IN       DEFERRED
                                      SHARES      AMOUNT     SHARES      AMOUNT    CAPITAL     COMPENSATION
                                    -----------   ------   -----------   ------   ----------   ------------
Balances, February 28, 1998.......  52,762,186     $528    25,726,646     $257     $351,860      $   (42)
Issuance of Class A Common Stock
  in connection with public
  offering, net of offering
  costs...........................     900,000        9             -        -        7,395            -
Issuance of Class A Common Stock
  in connection with Company's
  stock option plan...............     906,288        9             -        -        4,779            -
Issuance of Class A Common Stock
  in connection with Company's
  401(k) plan.....................      35,716        -             -        -          260            -
Exchange of Class B Common Stock
  for Class A Common Stock........   5,894,886       59    (5,894,886)     (59)           -            -
Exchange of Series A Convertible
  Preferred Stock for Class A
  Common Stock....................     850,914        9             -        -        7,436            -
Accrual of dividends on
  convertible preferred stock.....           -        -             -        -       (1,623)           -
Repricing of stock options........           -        -             -        -        1,380       (1,380)
Amortization of deferred
  compensation....................           -        -             -        -            -          743
Gain on deemed issuance of stock
  by subsidiary...................           -        -             -        -        5,786            -
Class A Common Stock issued by
  subsidiary for additional
  interest in Ireland systems.....           -        -             -        -          918            -
Elimination of historical two
  month reporting difference due
  to change in fiscal year........           -        -             -        -            -            -
Net loss..........................           -        -             -        -            -            -
Change in cumulative translation
  adjustments.....................           -        -             -        -            -            -
Change in unrealized gain on
  available-for-sale securities...           -        -             -        -            -            -
                                    ----------     ----    ----------     ----     --------      -------
Balances, December 31, 1998.......  61,349,990     $614    19,831,760     $198     $378,191      $  (679)
                                    ==========     ====    ==========     ====     ========      =======

                                                                                  OTHER
                                        TREASURY STOCK                         CUMULATIVE
                                    -----------------------    ACCUMULATED    COMPREHENSIVE
                                      SHARES       AMOUNT        DEFICIT          LOSS           TOTAL
                                    ----------   ----------   -------------   -------------   -----------
Balances, February 28, 1998.......  6,338,302     $(33,074)    $  (646,085)     $(65,724)      $(392,280)
Issuance of Class A Common Stock
  in connection with public
  offering, net of offering
  costs...........................          -            -               -             -           7,404
Issuance of Class A Common Stock
  in connection with Company's
  stock option plan...............          -            -               -             -           4,788
Issuance of Class A Common Stock
  in connection with Company's
  401(k) plan.....................          -            -               -             -             260
Exchange of Class B Common Stock
  for Class A Common Stock........          -            -               -             -               -
Exchange of Series A Convertible
  Preferred Stock for Class A
  Common Stock....................          -            -               -             -           7,445
Accrual of dividends on
  convertible preferred stock.....          -            -               -             -          (1,623)
Repricing of stock options........          -            -               -             -               -
Amortization of deferred
  compensation....................          -            -               -             -             743
Gain on deemed issuance of stock
  by subsidiary...................          -            -               -             -           5,786
Class A Common Stock issued by
  subsidiary for additional
  interest in Ireland systems.....   (769,062)       4,013               -             -           4,931
Elimination of historical two
  month reporting difference due
  to change in fiscal year........          -            -         (50,369)            -         (50,369)
Net loss..........................          -            -        (545,532)            -        (545,532)
Change in cumulative translation
  adjustments.....................          -            -               -       (24,713)        (24,713)
Change in unrealized gain on
  available-for-sale securities...          -            -               -          (505)           (505)
                                    ---------     --------     -----------      --------       ---------
Balances, December 31, 1998.......  5,569,240     $(29,061)    $(1,241,986)     $(90,942)      $(983,665)
                                    =========     ========     ===========      ========       =========



  The accompanying notes are an integral part of these consolidated financial statements.

                             UNITEDGLOBALCOM, INC.

                    (IN THOUSANDS, EXCEPT NUMBER OF SHARES)


                                                         CLASS A                CLASS B                SERIES C
                                                       COMMON STOCK           COMMON STOCK          PREFERRED STOCK
                                                   --------------------   --------------------   ---------------------
                                                     SHARES      AMOUNT     SHARES      AMOUNT    SHARES      AMOUNT
                                                   -----------   ------   -----------   ------   --------   ----------
Balances, December 31, 1998....................... 61,349,990     $614    19,831,760     $198          -     $      -
Exchange of Class B Common Stock for Class A
 Common Stock.....................................    507,820        5      (507,820)      (5)         -            -
Issuance of Class A Common Stock in connection
 with exercise of warrants........................  2,883,600       29             -        -          -            -
Issuance of Class A Common Stock in connection
 with Company's stock option plans................  1,838,089       18             -        -          -            -
Issuance of Class A Common Stock in connection
 with Company's 401(k) plan.......................      1,502        -             -        -          -            -
Exchange of Series A Convertible Preferred Stock
 for Class A Common Stock.........................  3,006,404       30             -        -          -            -
Exchange of Series B Convertible Preferred Stock
 for Class A Common Stock.........................    487,410        5             -        -          -            -
Issuance of Series C Convertible Preferred Stock,
 net of offering costs............................          -        -             -        -    425,000      395,250
Issuance of Class A Common Stock in connection
 with public offering, net of offering costs...... 11,500,000      115             -        -          -            -
Issuance of Series D Convertible Preferred
 Stock............................................          -        -             -        -          -            -
Accrual of dividends on Series A, B, C and D
 Convertible Preferred Stock......................          -        -             -        -          -       14,875
Equity transactions of subsidiaries...............          -        -             -        -          -            -
Amortization of deferred compensation.............          -        -             -        -          -            -
Net income........................................          -        -             -        -          -            -
Change in cumulative translation adjustments......          -        -             -        -          -            -
Change in unrealized gain on available-for-sale
 securities.......................................          -        -             -        -          -            -
                                                   ----------     ----    ----------     ----     ------     --------
Balances, December 31, 1999....................... 81,574,815     $816    19,323,940     $193    425,000     $410,125
                                                   ==========     ====    ==========     ====     ======     ========

                                                          SERIES D
                                                       PREFERRED STOCK       ADDITIONAL
                                                    ---------------------     PAID-IN        DEFERRED
                                                     SHARES      AMOUNT       CAPITAL      COMPENSATION
                                                    --------   ----------   ------------   ------------
Balances, December 31, 1998.......................        -     $      -     $  378,191     $    (679)
Exchange of Class B Common Stock for Class A
 Common Stock.....................................        -            -              -             -
Issuance of Class A Common Stock in connection
 with exercise of warrants........................        -            -         21,598             -
Issuance of Class A Common Stock in connection
 with Company's stock option plans................        -            -         10,184             -
Issuance of Class A Common Stock in connection
 with Company's 401(k) plan.......................        -            -             51             -
Exchange of Series A Convertible Preferred Stock
 for Class A Common Stock.........................        -            -         26,276             -
Exchange of Series B Convertible Preferred Stock
 for Class A Common Stock.........................        -            -          5,173             -
Issuance of Series C Convertible Preferred Stock,
 net of offering costs............................        -            -        (13,642)            -
Issuance of Class A Common Stock in connection
 with public offering, net of offering costs......        -            -        571,325             -
Issuance of Series D Convertible Preferred
 Stock............................................  287,500      267,375         (7,446)            -
Accrual of dividends on Series A, B, C and D
 Convertible Preferred Stock......................        -        1,398         (2,119)            -
Equity transactions of subsidiaries...............        -            -        427,044      (221,640)
Amortization of deferred compensation.............        -            -              -       102,323
Net income........................................        -            -              -             -
Change in cumulative translation adjustments......        -            -              -             -
Change in unrealized gain on available-for-sale
 securities.......................................        -            -              -             -
                                                    -------     --------     ----------     ---------
Balances, December 31, 1999.......................  287,500     $268,773     $1,416,635     $(119,996)
                                                    =======     ========     ==========     =========

                                                                                                  OTHER
                                                        TREASURY STOCK                         CUMULATIVE
                                                    -----------------------    ACCUMULATED    COMPREHENSIVE
                                                      SHARES       AMOUNT        DEFICIT          LOSS           TOTAL
                                                    ----------   ----------   -------------   -------------   ------------
Balances, December 31, 1998.......................  5,569,240     $(29,061)    $(1,241,986)     $ (90,942)     $ (983,665)
Exchange of Class B Common Stock for Class A
 Common Stock.....................................          -            -               -              -               -
Issuance of Class A Common Stock in connection
 with exercise of warrants........................          -            -               -              -          21,627
Issuance of Class A Common Stock in connection
 with Company's stock option plans................          -            -               -              -          10,202
Issuance of Class A Common Stock in connection
 with Company's 401(k) plan.......................          -            -               -              -              51
Exchange of Series A Convertible Preferred Stock
 for Class A Common Stock.........................          -            -               -              -          26,306
Exchange of Series B Convertible Preferred Stock
 for Class A Common Stock.........................          -            -               -              -           5,178
Issuance of Series C Convertible Preferred Stock,
 net of offering costs............................          -            -               -              -         381,608
Issuance of Class A Common Stock in connection
 with public offering, net of offering costs......          -            -               -              -         571,440
Issuance of Series D Convertible Preferred
 Stock............................................          -            -               -              -         259,929
Accrual of dividends on Series A, B, C and D
 Convertible Preferred Stock......................          -            -         (16,273)             -          (2,119)
Equity transactions of subsidiaries...............          -            -               -              -         205,404
Amortization of deferred compensation.............          -            -               -              -         102,323
Net income........................................          -            -         636,318              -         636,318
Change in cumulative translation adjustments......          -            -               -       (127,154)       (127,154)
Change in unrealized gain on available-for-sale
 securities.......................................          -            -               -          6,858           6,858
                                                    ---------     --------     -----------      ---------      ----------
Balances, December 31, 1999.......................  5,569,240     $(29,061)    $  (621,941)     $(211,238)     $1,114,306
                                                    =========     ========     ===========      =========      ==========



  The accompanying notes are an integral part of these consolidated financial statements.

                             UNITEDGLOBALCOM, INC.

                    (IN THOUSANDS, EXCEPT NUMBER OF SHARES)


                                    CLASS A                  CLASS B                  SERIES C                  SERIES D
                                  COMMON STOCK             COMMON STOCK            PREFERRED STOCK           PREFERRED STOCK
                             ----------------------   ----------------------   -----------------------   -----------------------
                                SHARES      AMOUNT       SHARES      AMOUNT     SHARES       AMOUNT       SHARES       AMOUNT
                             ------------   -------   ------------   -------   ---------   -----------   ---------   -----------
Balances, December 31,
 1999......................   81,574,815     $ 816     19,323,940     $ 193     425,000     $ 410,125     287,500     $ 268,773
Exchange of Class B Common
 Stock for Class A Common
 Stock.....................      102,000         1       (102,000)       (1)          -             -           -             -
Issuance of Class A Common
 Stock in connection with
 Company's stock option
 plans.....................    1,024,325        10              -         -           -             -           -             -
Issuance of Class A Common
 Stock in connection with
 Company's 401(k) plan.....        3,497         -              -         -           -             -           -             -
Conversion of Series B
 Convertible Preferred
 Stock into Class A Common
 Stock.....................       48,996         1              -         -           -             -           -             -
Accrual of dividends on
 Series B, C and D
 Convertible Preferred
 Stock.....................            -         -              -         -           -        29,750           -        23,758
Issuance of Class A Common
 Stock as dividends on
 Series C Convertible
 Preferred Stock...........      722,359         7              -         -           -       (14,875)          -             -
Issuance of Class A Common
 Stock as dividends on
 Series D Convertible
 Preferred Stock...........      344,641         3              -         -           -             -           -        (5,031)
Equity transactions of
 subsidiaries..............            -         -              -         -           -             -           -             -
Amortization of deferred
 compensation..............            -         -              -         -           -             -           -             -
Purchase of treasury
 shares....................            -         -              -         -           -             -           -             -
Net loss...................            -         -              -         -           -             -           -             -
Change in cumulative
 translation adjustments...            -         -              -         -           -             -           -             -
Change in unrealized gain
 on available-for-sale
 securities................            -         -              -         -           -             -           -             -
                              ----------     -----     ----------     -----     -------     ---------     -------     ---------
Balances, December 31,
 2000......................   83,820,633     $ 838     19,221,940     $ 192     425,000     $ 425,000     287,500     $ 287,500
                              ==========     =====     ==========     =====     =======     =========     =======     =========

                                                                                                              OTHER
                              ADDITIONAL                          TREASURY STOCK                           CUMULATIVE
                                PAID-IN        DEFERRED      -------------------------    ACCUMULATED     COMPREHENSIVE
                                CAPITAL      COMPENSATION      SHARES        AMOUNT         DEFICIT           LOSS
                             -------------   -------------   -----------   -----------   --------------   -------------
Balances, December 31,
 1999......................   $ 1,416,635     $  (119,996)    5,569,240     $ (29,061)    $   (621,941)    $  (211,238)
Exchange of Class B Common
 Stock for Class A Common
 Stock.....................             -               -             -             -                -               -
Issuance of Class A Common
 Stock in connection with
 Company's stock option
 plans.....................         7,934               -             -             -                -               -
Issuance of Class A Common
 Stock in connection with
 Company's 401(k) plan.....            59               -             -             -                -               -
Conversion of Series B
 Convertible Preferred
 Stock into Class A Common
 Stock.....................           519               -             -             -                -               -
Accrual of dividends on
 Series B, C and D
 Convertible Preferred
 Stock.....................        (1,717)              -             -             -          (49,875)              -
Issuance of Class A Common
 Stock as dividends on
 Series C Convertible
 Preferred Stock...........        14,868               -             -             -                -               -
Issuance of Class A Common
 Stock as dividends on
 Series D Convertible
 Preferred Stock...........         5,028               -             -             -                -               -
Equity transactions of
 subsidiaries..............       127,927           7,467             -             -                -               -
Amortization of deferred
 compensation..............       (28,644)         (4,607)            -             -                -               -
Purchase of treasury
 shares....................             -               -        35,708          (923)               -               -
Net loss...................             -               -             -             -       (1,220,890)              -
Change in cumulative
 translation adjustments...             -               -             -             -                -         (47,625)
Change in unrealized gain
 on available-for-sale
 securities................             -               -             -             -                -         (31,668)
                              -----------     -----------     ---------     ---------     ------------     -----------
Balances, December 31,
 2000......................   $ 1,542,609     $  (117,136)    5,604,948     $ (29,984)    $ (1,892,706)    $  (290,531)
                              ===========     ===========     =========     =========     ============     ===========


                                 TOTAL
                             --------------
Balances, December 31,
 1999......................   $  1,114,306
Exchange of Class B Common
 Stock for Class A Common
 Stock.....................              -
Issuance of Class A Common
 Stock in connection with
 Company's stock option
 plans.....................          7,944
Issuance of Class A Common
 Stock in connection with
 Company's 401(k) plan.....             59
Conversion of Series B
 Convertible Preferred
 Stock into Class A Common
 Stock.....................            520
Accrual of dividends on
 Series B, C and D
 Convertible Preferred
 Stock.....................          1,916
Issuance of Class A Common
 Stock as dividends on
 Series C Convertible
 Preferred Stock...........              -
Issuance of Class A Common
 Stock as dividends on
 Series D Convertible
 Preferred Stock...........              -
Equity transactions of
 subsidiaries..............        135,394
Amortization of deferred
 compensation..............        (33,251)
Purchase of treasury
 shares....................           (923)
Net loss...................     (1,220,890)
Change in cumulative
 translation adjustments...        (47,625)
Change in unrealized gain
 on available-for-sale
 securities................        (31,668)
                              ------------
Balances, December 31,
 2000......................   $    (74,218)
                              ============



  The accompanying notes are an integral part of these consolidated financial statements.

                             UNITEDGLOBALCOM, INC.

                    (IN THOUSANDS, EXCEPT NUMBER OF SHARES)


                                  (UNAUDITED)


                                                    CLASS A                CLASS B                SERIES C          SERIES D
                                                  COMMON STOCK           COMMON STOCK          PREFERRED STOCK      PREFERRED STOCK
                                              --------------------   --------------------   ---------------------   --------
                                                SHARES      AMOUNT     SHARES      AMOUNT    SHARES      AMOUNT      SHARES
                                              -----------   ------   -----------   ------   --------   ----------   --------
Balances, December 31, 2000.................  83,820,633     $838    19,221,940     $192    425,000     $425,000    287,500
Exchange of Class B Common Stock for Class A
 Common Stock...............................     194,806        2      (198,806)      (2)         -            -          -
Issuance of Class A Common Stock in
 connection with Company's stock option
 plans......................................      72,783        1             -        -          -            -          -
Issuance of Class A Common Stock in
 connection with Company's 401(k) plan......      57,213        1             -        -          -            -          -
Accrual of dividends on Series B, C and D
 Convertible Preferred Stock................           -        -             -        -          -       14,875          -
Issuance of Class A Common Stock in lieu of
 cash dividends on Series C Convertible
 Preferred Stock............................   1,168,673       12             -        -          -      (14,875)         -
Issuance of Class A Common Stock in lieu of
 cash dividends on Series D Convertible
 Preferred Stock............................     790,571        8             -        -          -            -          -
Equity transactions of subsidiaries.........           -        -             -        -          -            -          -
Amortization of deferred compensation.......           -        -             -        -          -            -          -
Net loss....................................           -        -             -        -          -            -          -
Cumulative effect of change in accounting
 principle..................................           -        -             -        -          -            -          -
Amortization of cumulative effect of change
 in accounting principle....................           -        -             -        -          -            -          -
Change in fair value of derivative assets...           -        -             -        -          -            -          -
Change in cumulative translation
 adjustments................................           -        -             -        -          -            -          -
Change in unrealized gain on
 available-for-sale securities..............           -        -             -        -          -            -          -
                                              ----------     ----    ----------     ----     ------     --------    -------
Balances, September 30, 2001................  86,104,679     $862    19,027,134     $190    425,000     $425,000    287,500
                                              ==========     ====    ==========     ====     ======     ========    =======

                                            ERIES D
                                            FERRED STOCK
                                                 -------------     PAID-IN        DEFERRED     ------------------------
                                                      AMOUNT       CAPITAL      COMPENSATION     SHARES        AMOUNT
                                                    ----------   ------------   ------------   -----------   ----------
Balances, December 31, 2000.................         $287,500     $1,542,609     $(117,136)     5,604,948     $(29,984)
Exchange of Class B Common Stock for Class A
 Common Stock...............................                -              -             -              -            -
Issuance of Class A Common Stock in
 connection with Company's stock option
 plans......................................                -            315             -              -            -
Issuance of Class A Common Stock in
 connection with Company's 401(k) plan......                -            286             -              -            -
Accrual of dividends on Series B, C and D
 Convertible Preferred Stock................           10,063         (1,393)            -              -            -
Issuance of Class A Common Stock in lieu of
 cash dividends on Series C Convertible
 Preferred Stock............................                -         14,863             -              -            -
Issuance of Class A Common Stock in lieu of
 cash dividends on Series D Convertible
 Preferred Stock............................          (10,063)        10,055             -              -            -
Equity transactions of subsidiaries.........                -        (27,210)       15,978              -            -
Amortization of deferred compensation.......                -         (1,241)       13,765              -            -
Net loss....................................                -              -             -              -            -
Cumulative effect of change in accounting
 principle..................................                -              -             -              -            -
Amortization of cumulative effect of change
 in accounting principle....................                -              -             -              -            -
Change in fair value of derivative assets...                -              -             -              -            -
Change in cumulative translation
 adjustments................................                -              -             -              -            -
Change in unrealized gain on
 available-for-sale securities..............                -              -             -              -            -
                                                     --------     ----------     ---------      ---------     --------
Balances, September 30, 2001................         $287,500     $1,538,284     $ (87,393)     5,604,948     $(29,984)
                                                     ========     ==========     =========      =========     ========

                                                                  OTHER
                                                               CUMULATIVE
                                               ACCUMULATED    COMPREHENSIVE
                                                 DEFICIT          LOSS            TOTAL
                                              -------------   -------------   -------------
Balances, December 31, 2000.................   $(1,892,706)     $(290,531)     $   (74,218)
Exchange of Class B Common Stock for Class A
 Common Stock...............................             -              -                -
Issuance of Class A Common Stock in
 connection with Company's stock option
 plans......................................             -              -              316
Issuance of Class A Common Stock in
 connection with Company's 401(k) plan......             -              -              287
Accrual of dividends on Series B, C and D
 Convertible Preferred Stock................       (37,406)             -          (13,861)
Issuance of Class A Common Stock in lieu of
 cash dividends on Series C Convertible
 Preferred Stock............................             -              -                -
Issuance of Class A Common Stock in lieu of
 cash dividends on Series D Convertible
 Preferred Stock............................             -              -                -
Equity transactions of subsidiaries.........             -              -          (11,232)
Amortization of deferred compensation.......             -              -           12,524
Net loss....................................    (2,098,782)             -       (2,098,782)
Cumulative effect of change in accounting
 principle..................................             -            523              523
Amortization of cumulative effect of change
 in accounting principle....................             -           (181)            (181)
Change in fair value of derivative assets...             -        (24,471)         (24,471)
Change in cumulative translation
 adjustments................................             -       (122,128)        (122,128)
Change in unrealized gain on
 available-for-sale securities..............             -         36,625           36,625
                                               -----------      ---------      -----------
Balances, September 30, 2001................   $(4,028,894)     $(400,163)     $(2,294,598)
                                               ===========      =========      ===========



  The accompanying notes are an integral part of these consolidated financial statements.

                             UNITEDGLOBALCOM, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)



                                                     FOR THE NINE MONTHS ENDED                                       FOR THE TEN
                                                           SEPTEMBER 30,           FOR THE YEAR ENDED DECEMBER 31,   MONTHS ENDED
                                                   -----------------------------   -------------------------------   DECEMBER 31,
                                                       2001            2000             2000             1999            1998
                                                   -------------   -------------   --------------   --------------   ------------
                                                            (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income................................   $(2,098,782)    $  (884,841)    $(1,220,890)     $   636,318      $(545,532)
Elimination of historical two month reporting
  difference due to change in fiscal year........             -               -               -                -        (50,369)
Adjustments to reconcile net (loss) income to net
  cash flows from operating activities:
  Gain on issuance of common equity securities by
    subsidiaries.................................             -        (127,731)       (127,731)      (1,508,839)             -
  Share in results of affiliates, net............       122,737          79,332         129,914           49,638         66,326
  Minority interests in subsidiaries.............      (192,698)       (692,935)       (934,548)        (360,444)        (1,186)
  Unrealized foreign exchange gains and losses...        79,493         263,915         165,173           35,820         (6,359)
  Impairment and restructuring charges...........       305,368               -               -                -              -
  Cumulative effect of change in accounting
    principle....................................       (32,574)              -               -                -              -
  Unrealized gain on derivative assets...........       (48,862)              -               -                -              -
  Depreciation and amortization..................       823,824         566,296         815,522          418,714        192,968
  Accretion of interest on senior notes and
    amortization of deferred financing costs.....       365,403         334,840         488,257          224,569        130,803
  Stock-based compensation expense (credit)......           982            (960)        (43,183)         223,734        164,793
  Gain on sale of investments in affiliates......        (1,764)              -          (6,194)               -              -
  Provision for losses on investment related
    costs........................................       334,660               -           5,852            7,127          9,473
  Decrease (increase) in receivables, net........        39,820        (119,654)        (67,984)         (82,888)       (12,755)
  Decrease (increase) in other assets............        11,154        (130,716)        (61,220)         (28,918)        (8,528)
  (Decrease) increase in accounts payable,
    accrued liabilities and other................      (328,071)        190,176         352,120          268,808         62,354
                                                    -----------     -----------     -----------      -----------      ---------
      Net cash flows from operating activities...      (619,310)       (522,278)       (504,912)        (116,361)         1,988
                                                    -----------     -----------     -----------      -----------      ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of short-term liquid investments........    (1,024,127)     (2,734,064)     (3,049,476)        (988,380)      (149,601)
Proceeds from sale of short-term liquid
  investments....................................     1,298,874       2,344,894       3,244,389          140,216        141,834
Restricted cash (deposited) released, net........      (185,898)             (5)          3,801           (3,259)        27,904
Investments in affiliates and other
  investments....................................       (59,816)       (331,576)       (348,077)        (373,526)      (139,011)
Proceeds from sale of investments in affiliated
  companies......................................         1,539               -               -           18,000         19,968
New acquisitions, net of cash acquired...........       (39,920)     (1,387,548)     (1,703,660)      (2,321,799)      (109,881)
Capital expenditures.............................      (703,332)     (1,186,244)     (1,813,380)        (794,177)      (217,057)
Increase in notes receivable from affiliates.....      (274,616)              -        (256,224)            (723)             -
Other............................................         7,007          13,710          53,434          (30,439)        (7,616)
                                                    -----------     -----------     -----------      -----------      ---------
      Net cash flows from investing activities...      (980,289)     (3,280,833)     (3,869,193)      (4,354,087)      (433,460)
                                                    -----------     -----------     -----------      -----------      ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of common stock by subsidiaries.........           731         102,403         102,403        2,624,306              -
Issuance of common stock in connection with
  public offerings, net of financing costs.......             -               -               -          571,440          7,402
Issuance of Series C Convertible Preferred
  Stock..........................................             -               -               -          381,608              -
Issuance of Series D Convertible Preferred
  Stock..........................................             -               -               -          259,929              -
Issuance of convertible preferred stock by
  subsidiary.....................................             -               -         990,000                -              -
Issuance of common stock in connection with
  Company's and subsidiaries' stock option
  plans..........................................         4,593          11,509          13,263           28,355          4,789
Issuance of common stock in connection with
  exercise of warrants...........................             -               -               -           21,627              -
Proceeds from offering of senior notes and senior
  discount notes.................................             -       1,612,200       1,612,200        2,749,752              -
Retirement of existing senior notes..............             -               -               -             (435)             -
Proceeds from short-term and long-term
  borrowings.....................................     1,440,916       1,215,360       4,328,269        1,064,579        321,167
Deferred financing costs.........................       (22,371)        (56,089)       (149,259)        (100,679)        (5,932)
Repayments of short-term and long-term
  borrowings.....................................      (706,449)       (414,693)     (2,468,561)      (1,277,038)      (168,358)
Payment of sellers notes.........................             -               -            (391)         (18,000)             -
Cash contributed from (paid to) minority interest
  partners.......................................             -               -               -            2,971           (253)
                                                    -----------     -----------     -----------      -----------      ---------
      Net cash flows from financing activities...       717,420       2,470,690       4,427,924        6,308,415        158,815
                                                    -----------     -----------     -----------      -----------      ---------
EFFECT OF EXCHANGE RATES ON CASH.................       (38,201)       (148,867)       (102,906)          52,340          4,824
                                                    -----------     -----------     -----------      -----------      ---------
(DECREASE) INCREASE IN CASH AND CASH
  EQUIVALENTS....................................      (920,380)     (1,481,288)        (49,087)       1,890,307       (267,833)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD...     1,876,828       1,925,915       1,925,915           35,608        303,441
                                                    -----------     -----------     -----------      -----------      ---------
CASH AND CASH EQUIVALENTS, END OF PERIOD.........   $   956,448     $   444,627     $ 1,876,828      $ 1,925,915      $  35,608
                                                    ===========     ===========     ===========      ===========      =========



  The accompanying notes are an integral part of these consolidated financial statements.

                             UNITEDGLOBALCOM, INC.

                                 (IN THOUSANDS)



                                                  FOR THE NINE MONTHS       FOR THE YEAR ENDED      FOR THE TEN
                                                  ENDED SEPTEMBER 30,          DECEMBER 31,         MONTHS ENDED
                                                -----------------------   -----------------------   DECEMBER 31,
                                                   2001         2000         2000         1999          1998
                                                ----------   ----------   ----------   ----------   ------------
                                                      (UNAUDITED)
SUPPLEMENTAL CASH FLOW DISCLOSURES:
  Cash paid for interest......................   $437,807     $283,943     $363,594     $101,121      $40,929
                                                 ========     ========     ========     ========      =======
  Cash received for interest..................   $ 59,442     $ 90,767     $125,943     $ 41,633      $ 9,074
                                                 ========     ========     ========     ========      =======
NON-CASH INVESTING AND FINANCING ACTIVITIES:
  Acquisition of EWT/TSS via issuance of
    subsidiary shares.........................   $      -     $      -     $622,261     $      -      $     -
                                                 ========     ========     ========     ========      =======
  Acquisition of Cignal Global Communications
    via issuance of subsidiary shares.........   $      -     $      -     $205,117     $      -      $     -
                                                 ========     ========     ========     ========      =======
  Issuance of preferred stock utilized in
    purchase of Australian investments........   $      -     $      -     $      -     $      -      $29,544
                                                 ========     ========     ========     ========      =======
  Seller note for purchase of system in
    Hungary...................................   $      -     $      -     $      -     $      -      $18,000
                                                 ========     ========     ========     ========      =======



  The accompanying notes are an integral part of these consolidated financial statements.

                             UNITEDGLOBALCOM, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  ORGANIZATION AND NATURE OF OPERATIONS


UnitedGlobalCom, Inc. (together with its majority-owned subsidiaries, the "Company" or "United") provides video, telephone and Internet access services, which the Company refers to as "Distribution," in numerous countries worldwide, and related content and other media services in a growing number of international markets. The following chart presents a summary of the Company's significant investments in telecommunications as of December 31, 2000.



                                             United
              100.0%                                            100.0%
    United Europe, Inc. ("UEI")             United International Properties, Inc. ("UIPI")
               52.6%                            100.0%                         100.0%
 United Pan-Europe Communications,        United Asia/Pacific        United Latin America, Inc.
                N.V.                     Communications, Inc.                  ("ULA")
              ("UPC")                      ("Asia/Pacific")*
                                                100.0%
                                       United Australia/Pacific,
                                                 Inc.               Distribution
Distribution                                    ("UAP")             Brazil:
Austria:                                                              TV Show Brasil       100.0%
  Telekabel Group             95.0%                                   Jundiai               49.0%
Belgium:                                         72.9%              Chile:
  UPC Belgium                100.0%                                   VTR                  100.0%
Czech Republic:                      Austar United Communications   Mexico:
  UPC Czech                  100.0%             Limited             Telecable               90.3%
France:                                    ("Austar United")        Peru:
  UPC France                  92.0%                                   Star GlobalCom       100.0%
Germany:                                                            Uruguay:
  PrimaCom                    25.0%                                   Multitel             100.0%
  EWT/TSS Group               51.0%
Hungary:                             Distribution                   Content
  UPC Magyarorszag           100.0%  Australia:                     Latin America
  Monor                       98.9%  Austar                 100.0%  Programming:
Israel:                                Austar United                    MGM Networks LA       50.0%
  Tevel                       46.6%    Broadband            100.0%
Malta:                               New Zealand:
  Melita                      50.0%    TelstraSaturn         50.0%
The Netherlands:
  UPC Nederland              100.0%
Norway:                              Content
  UPC Norge                  100.0%  Australia:
Poland:                                XYZ Entertainment     50.0%
  UPC Polska                 100.0%
Romania:                             - Other Asia/Pacific
  UPC Romania           51.0%-70.0%
Slovak Republic:                     China:
  UPC Slovak           95.0%-100.0%    Human International
Sweden:                                TV                    49.0%
  UPC Sweden                 100.0%  Philippines:
                                       Pilipino Cable
CLEC                                   Corporation           19.6%
Spain:
  Munditelecom                50.1%
Norway:
  El Tele Ostfold            100.0%
The Netherlands:
  Priority Telecom           100.0%

Media, Content and
  Other
Czech Republic/Slovak
  Republic/Hungary:
  UPC Direct
  Programming                100.0%
Ireland:
  Tara                        80.0%
The Netherlands:
  UPCtv                      100.0%
Spain/Portugal:
  Iberian Programming         50.0%
United
  Kingdom/Central
  Europe/Poland:
  UPC Broadcast
  Centre                     100.0%
United Kingdom:
  Xtra Music                  50.0%
Other:
  SBS Broadcasting
  ("SBS")                     23.5%
  chello broadband           100.0%


                                    (Chart)

                             UNITEDGLOBALCOM, INC.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION


The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.



For the nine months ended September 30, 2001 (Unaudited). The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles and with the instructions to Form 10-Q and Article 10 of Regulation S-X for interim financial information. Accordingly, these statements do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. All significant intercompany accounts and transactions have been eliminated in consolidation. Operating results for the nine months ended September 30, 2001 are not necessarily indicative of the results that may be expected for the year ending December 31, 2001. Certain prior year amounts have been reclassified to conform with the current year presentation.



PRINCIPLES OF CONSOLIDATION



The accompanying consolidated financial statements include the accounts of the Company and all subsidiaries where it exercises a controlling financial interest through the ownership of a majority voting interest. The following illustrates those subsidiaries for which the Company did not consolidate the results of operations for the entire fiscal years ended December 31, 2000, 1999 and the ten months ended December 31, 1998:



                                              EFFECTIVE DATE
ENTITY                                       OF CONSOLIDATION                   REASON
------                                       ----------------                   ------
K&T Group (UPC Nederland)                    March 31, 2000     Acquisition
El Tele Ostfold                              March 1, 2000      Acquisition
Intercomm (UPC France)                       February 1, 2000   Acquisition of 92.0% interest
Tebecai (UPC Nederland)                      February 1, 2000   Acquisition
Monor                                        December 1, 1999   Acquisition
Kabel Plus (UPC Czech)                       October 1, 1999    Acquisition
A2000 (UPC Nederland)                        September 1, 1999  Acquisition of remaining 50.0% interest
Time Warner Cable France (UPC France)        September 1, 1999  Acquisition
@Entertainment (UPC Polska)                  August 1, 1999     Acquisition
Saturn(1)                                    August 1, 1999     Acquisition of remaining 35.0% interest
Stjarn (UPC Sweden)                          August 1, 1999     Acquisition
Videopole (UPC France)                       August 1, 1999     Acquisition
GelreVision (UPC Nederland)                  June 1, 1999       Acquisition
RCF (UPC France)                             June 1, 1999       Acquisition
UPC Slovensko (UPC Slovak)                   June 1, 1999       Acquisition
VTR                                          May 1, 1999        Acquisition of remaining 66.0% interest
UTH (UPC Nederland)(2)                       February 1, 1999   Acquisition of remaining 49.0% interest


------------

(1)Saturn was deconsolidated effective April 1, 2000 in connection with the formation of the 50/50 joint venture, TelstraSaturn.



(2) Prior to the acquisition date, the equity method of accounting was used because of certain minority shareholder's rights.



All significant intercompany accounts and transactions have been eliminated in consolidation.

                             UNITEDGLOBALCOM, INC.

CHANGE IN FISCAL YEAR-END


Prior to the ten months ended December 31, 1998, the Company's fiscal year-end was February 28, and it accounted for its share of the income or loss of its operating companies based on the calendar year results of each operating company. This created a two month delay in reporting the operating company results in the Company's consolidated results for its fiscal year-end. On February 24, 1999, the Company changed its fiscal year-end from the last day in February to the last day in December, effective December 31, 1998. To effect the transition to the new fiscal year, the combined results of operations of the operating companies for January and February 1998, a loss of $50.4 million, has been reported as a one-time adjustment to retained deficit as of March 1, 1998 in the consolidated statement of stockholders' (deficit) equity. Consequently, the consolidated statement of operations and comprehensive (loss) income presents the consolidated results of the Company and its subsidiaries for the ten months ended December 31, 1998. For comparative purposes, the Company's consolidated revenue, net operating loss and net loss were $84.3, $125.4 and $206.4 million, respectively, for the ten months ended December 31, 1997 and the Company's consolidated revenue, net operating loss and net loss were $298.6, $350.7 and $595.9 million, respectively, for the year ended December 31, 1998.


CASH AND CASH EQUIVALENTS AND SHORT-TERM LIQUID INVESTMENTS

Cash and cash equivalents include cash and investments with original maturities of less than three months. Short-term liquid investments include certificates of deposit, commercial paper, corporate bonds and government securities which have original maturities greater than three months but less than twelve months. Short-term liquid investments are classified as available-for-sale and are reported at fair market value.

RESTRICTED CASH

Cash held as collateral for letters of credit and other loans is classified based on the expected expiration of such facilities. Cash held in escrow and restricted to a specific use is classified based on the expected timing of such disbursement.


INVENTORY


Inventory is stated at the lower of cost (first-in, first-out basis) or market.

INVESTMENTS IN AFFILIATES, ACCOUNTED FOR UNDER THE EQUITY METHOD

For those investments in unconsolidated subsidiaries and companies in which the Company's voting interest is 20.0% to 50.0%, its investments are held through a combination of voting common stock, preferred stock, debentures or convertible debt and/or the Company exerts significant influence through board representation and management authority, the equity method of accounting is used. Under this method, the investment, originally recorded at cost, is adjusted to recognize the Company's proportionate share of net earnings or losses of the affiliate, limited to the extent of the Company's investment in and advances to the affiliate, including any debt guarantees or other contractual funding commitments. The Company's proportionate share of net earnings or losses of affiliates includes the amortization of the excess of its cost over its proportionate interest in each affiliate's net assets.


INVESTMENT IN PUBLICLY TRADED SECURITIES ACCOUNTED FOR UNDER THE EQUITY METHOD -- FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001 (UNAUDITED)



The Company evaluates its investments in publicly traded securities accounted for under the equity method for impairment in accordance with Accounting Principles Board Opinion No. 18, "The Equity Method of

                             UNITEDGLOBALCOM, INC.

Accounting for Investments in Common Stock" ("APB 18") and Staff Accounting Bulletin No. 59, "Accounting for Noncurrent Marketable Equity Securities" ("SAB 59"). Under APB 18, a loss in value of an investment accounted for under the equity method which is other than a temporary decline should be recognized as a realized loss, establishing a new carrying value for the investment. Factors the Company considers in making this evaluation include: the length of time and the extent to which the market value has been less than cost, the financial condition and near-term prospects of the issuer, including any specific events which may influence the operations of the issuer and the intent and ability of the Company to retain its investments for a period of time sufficient to allow for any anticipated recovery in market value.


MARKETABLE EQUITY SECURITIES AND OTHER INVESTMENTS

The cost method of accounting is used for the Company's other investments in affiliates in which the Company's ownership interest is less than 20.0% and where the Company does not exert significant influence, except for those investments in marketable equity securities. The Company classifies its investments in marketable equity securities in which its interest is less than 20.0% and where the Company does not exert significant influence as available-for-sale and reports such investments at fair market value. Unrealized gains and losses are charged or credited to equity, and realized gains and losses and other-than-temporary declines in market value are included in operations.

PROPERTY, PLANT AND EQUIPMENT


Property, plant and equipment is stated at cost. Additions, replacements, installation costs and major improvements are capitalized, and costs for normal repair and maintenance of property, plant and equipment are charged to expense as incurred. Assets constructed include overhead expense and interest charges incurred during the period of construction; investment subsidies are deducted. Depreciation is calculated using the straight-line method over the economic life of the asset.


The economic lives of property, plant and equipment at acquisition are as follows:


Cable distribution networks.................................   3-20 years
Subscriber premises equipment and converters................   3-10 years
Microwave multi-point distribution system ("MMDS") and
  satellite direct-to-home ("DTH") facilities...............   5-20 years
Office equipment, furniture and fixtures....................   3-10 years
Buildings and leasehold improvements........................   3-33 years
Other.......................................................   3-10 years



Leasehold improvements are depreciated over the shorter of the expected life of the improvements or the initial lease term.


GOODWILL AND OTHER INTANGIBLE ASSETS

The excess of investments in consolidated subsidiaries over the net tangible asset value at acquisition is amortized on a straight-line basis over 15 years. Licenses in newly-acquired companies are recognized at the fair market value of those licenses at the date of acquisition. Licenses in new franchise areas include the capitalization of direct costs incurred in obtaining the license. The license value is amortized on a straight-line basis over the initial license period, up to a maximum of 20 years.

                             UNITEDGLOBALCOM, INC.

RECOVERABILITY OF TANGIBLE AND INTANGIBLE ASSETS


The Company evaluates the carrying value of all long-lived tangible and intangible assets whenever events or circumstances indicate the carrying value of assets may exceed their recoverable amounts. An impairment loss is recognized when the estimated future cash flows (undiscounted and without interest) expected to result from the use of an asset are less than the carrying amount of the asset. Measurement of an impairment loss is based on fair value of the asset computed using discounted cash flows if the asset is expected to be held and used. Measurement of an impairment loss for an asset held for sale would be based on fair market value less estimated costs to sell.


DEFERRED FINANCING COSTS

Costs to obtain debt financing are capitalized and amortized over the life of the debt facility using the effective interest method.

SUBSCRIBER PREPAYMENTS AND DEPOSITS


Payments received in advance for distribution services are deferred and recognized as revenue when the associated services are provided. Deposits are recorded as a liability upon receipt and refunded to the subscriber upon disconnection.


REVENUE RECOGNITION


Revenue from the provision of video, voice and Internet access services to customers is recognized in the period the related services are provided.


Initial installation fees are recognized as revenue in the period in which the installation occurs, to the extent installation fees are equal to or less than direct selling costs, which are expensed. To the extent installation fees exceed direct selling costs, the excess fees are deferred and amortized over the average contract period. All installation fees and related costs with respect to reconnections and disconnections are recognized in the period in which the reconnection or disconnection occurs because reconnection fees are charged at a level equal to or less than related reconnection costs.

CONCENTRATION OF CREDIT RISK

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of subscriber receivables. Concentrations of credit risk with respect to subscriber receivables are limited due to the Company's large number of customers and their dispersion across many different countries worldwide.


SEC STAFF ACCOUNTING BULLETIN NO. 51 ("SAB 51") ACCOUNTING POLICY



Gains realized as a result of common stock sales by the Company's subsidiaries are recorded in the consolidated statements of operations and comprehensive
(loss) income, except for any transactions which must be credited directly to equity in accordance with the provisions of SAB 51.


STOCK-BASED COMPENSATION

Stock-based compensation is recognized using the intrinsic value method for the Company's stock option plans, which results in compensation expense for the difference between the grant price and the fair market

                             UNITEDGLOBALCOM, INC.

value of vested options at each new measurement date. UPC, chello broadband, Priority Telecom and Austar United have also adopted similar stock-based compensation plans for their employees whereby compensation expense is recognized for the difference between the grant price and the fair market value of vested options at each new measurement date. UPC, chello broadband, ULA and VTR have also adopted phantom stock-based compensation plans for their employees whereby the rights conveyed to employees are the substantive equivalents to stock appreciation rights. Accordingly, compensation expense is recognized at each financial statement date based on the difference between the grant price and the estimated fair value of the respective subsidiary's common stock. Subsequent decreases in the estimated fair value of these vested options will cause a reversal of previous charges taken, until the options are exercised or expire.


INCOME TAXES

The Company accounts for income taxes under the asset and liability method which requires recognition of deferred tax assets and liabilities for the expected future income tax consequences of transactions which have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and income tax basis of assets, liabilities and loss carryforwards using enacted tax rates in effect for the year in which the differences are expected to reverse. Net deferred tax assets are then reduced by a valuation allowance if management believes it more likely than not they will not be realized. Withholding taxes are taken into consideration in situations where the income of subsidiaries is to be paid out as dividends in the near future. Such withholding taxes are generally charged to income in the year in which the dividend income is generated.


BASIC AND DILUTED NET (LOSS) INCOME PER SHARE



Basic net (loss) income per share is determined by dividing net (loss) income available to common stockholders by the weighted-average number of common shares outstanding during each period. Net (loss) income available to common stockholders includes the accrual of dividends on convertible preferred stock which is charged directly to additional paid-in capital and/or accumulated deficit. Diluted net (loss) income per share includes the effects of potentially issuable common stock, but only if dilutive. On November 11, 1999 the Board of Directors authorized a two-for-one stock split effected in the form of a stock dividend distributed on November 30, 1999 to stockholders of record on November 22, 1999. All historical weighted-average share and per share amounts have been restated to reflect the stock split.


FOREIGN OPERATIONS AND FOREIGN EXCHANGE RATE RISK


The functional currency for the Company's foreign operations is the applicable local currency for each affiliate company, except for countries which have experienced hyper-inflationary economies. For countries which have hyper-inflationary economies, the financial statements are prepared in U.S. dollars. Assets and liabilities of foreign subsidiaries for which the functional currency is the local currency are translated at exchange rates in effect at period-end, and the statements of operations are translated at the average exchange rates during the period. Exchange rate fluctuations on translating foreign currency financial statements into U.S. dollars that result in unrealized gains or losses are referred to as translation adjustments. Cumulative translation adjustments are recorded as a separate component of stockholders' (deficit) equity and are included in Other Cumulative Comprehensive Loss. Transactions denominated in currencies other than the local currency are recorded based on exchange rates at the time such transactions arise. Subsequent changes in exchange rates result in transaction gains and losses which are reflected in income as unrealized (based on period-end translations) or realized upon settlement of the transactions. Cash flows from the Company's operations in foreign countries are translated at actual exchange rates when known, or at the average rate for the period. As a result, amounts related to assets and liabilities reported in the consolidated statements of cash flows will not agree to changes in the corresponding balances in the consolidated balance sheets. The effects of exchange

                             UNITEDGLOBALCOM, INC.

rate changes on cash balances held in foreign currencies are reported as a separate line below cash flows from financing activities. Certain of the Company's foreign operating companies have notes payable and notes receivable that are denominated in a currency other than their own functional currency. Accordingly, the Company may experience economic loss and a negative impact on earnings and equity with respect to its holdings solely as a result of foreign currency exchange rate fluctuations.


NEW ACCOUNTING PRINCIPLE



The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), which requires that companies recognize all derivatives as either assets or liabilities in the balance sheet at fair market value. Under SFAS 133, accounting for changes in fair market value of a derivative depends on its intended use and designation. In June 1999, the FASB approved Statement of Financial Accounting Standards No. 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133" ("SFAS 137"). SFAS 137 amends the effective date of SFAS 133, which will now be effective for the Company's first quarter 2001.



For the nine months ended September 30, 2001 (Unaudited). Effective January 1, 2001, the Company adopted SFAS 133, as amended. UPC has cross-currency swaps related to its dollar-denominated senior notes, as well as warrants in a publicly traded company that qualify as derivatives under SFAS 133. The impact of recording the cross-currency swaps and the warrants at fair market value effective January 1, 2001 was a gain (loss) of $66.3 million and $(33.7) million, respectively, which was recorded in the condensed consolidated statement of operations as a cumulative effective of a change in accounting principle.



NEW ACCOUNTING PRINCIPLES IN 2001 (UNAUDITED)



In June 2001, the Financial Accounting Standards Board authorized the issuance of Statement of Financial Accounting Standards No. 141, Business Combinations ("SFAS No. 141"). SFAS No. 141 requires the use of the purchase method of accounting for all business combinations initiated after June 30, 2001. SFAS No. 141 requires intangible assets acquired in a business combination to be recognized if they arise from contractual or legal rights or are "separable", that is, feasible that they may be sold, transferred, licensed, rented, exchanged or pledged. As a result, it is likely that more intangible assets will be recognized under SFAS No. 141 than its predecessor, Accounting Principles Board Opinion No. 16 although in some instances previously recognized intangibles will be subsumed into goodwill. The Company is currently evaluating the potential impact, if any, the adoption of SFAS 141 will have on its financial position and results of operations, as well as the impact on future business combinations that are currently being negotiated or contemplated.



In June 2001, the Financial Accounting Standards Board authorized the issuance of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets ("SFAS 142"). Under SFAS No. 142, goodwill and intangible assets with indefinite lives will no longer be amortized, but will be tested for impairment on an annual basis and whenever indicators of impairment arise. The goodwill impairment test, which is based on fair value, is to be performed on a reporting unit level. Goodwill will no longer be tested for impairment under No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of ("SFAS 121"). Additionally, goodwill on equity method investments will no longer be amortized; however, it will continue to be tested for impairment in accordance with Accounting Principles Board Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock. Under SFAS No. 142, intangible assets with indefinite lives will not be amortized. Instead they will be carried at the lower of cost or market value and tested for impairment at least annually. All other recognized intangible assets will continue to be amortized over their estimated useful lives. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001, although goodwill on business combinations consummated after July 1, 2001 will not be amortized. On adoption, the Company expects to record a cumulative effect adjustment to reflect the

                             UNITEDGLOBALCOM, INC.

impairment of previously recognized goodwill and other intangible assets. While the Company has not yet determined what the impact will be on its financial position and results of operations, it is possible that a substantial cumulative effect adjustment may be required.



In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets ("SFAS 144"), which is effective for fiscal periods beginning after December 15, 2001, and interim periods within those fiscal years. SFAS 144 supercedes SFAS 121, and establishes an accounting model for impairment or disposal of long-lived assets to be disposed of by sale. Under SFAS 144 there is no longer a requirement to allocate goodwill to long-lived assets to be tested for impairment. It also establishes a probability weighted cash flow estimation approach to deal with situations in which there are a range of cash flows that may be generated by the asset being tested for impairment. SFAS 144 also establishes criteria for determining when an asset should be treated as held for sale. The Company is currently evaluating the potential impact, if any, the adoption of SFAS 144 will have on its financial position and results of operations.


RECLASSIFICATIONS

Certain prior year amounts have been reclassified to conform to the current year presentation.


RISKS AND UNCERTAINTIES -- FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001 (UNAUDITED)



UPC. UPC has incurred substantial operating losses and negative cash flows from operations which has been driven by its continuing development efforts including the introduction of new services such as digital video, telephone and Internet. Additionally, substantial capital expenditures have been required to deploy these services and to acquire businesses. UPC expects to incur operating losses at least through 2003, primarily as a result of the continued introduction of these new services and continued depreciation and amortization expense. UPC's business plan calls for substantial growth in the number of subscribers that will use these new services. In order for UPC to achieve consolidated operating profitability and positive operating cash flows, this growth requires the availability of capital resources that are sufficient to fund expected capital expenditures and operating losses. The Company believes that UPC can achieve the anticipated growth in subscribers and that the required capital resources will be available to fund expected capital expenditures and operating losses. UPC's estimates of the cash flows generated by these new services and the capital resources needed and available to complete their deployment could change, and such change could differ materially from the estimates used by UPC to evaluate its ability to realize its investments.



In July 2001, UPC engaged a strategic consultant to review its current and long-term strategic plan for all segments of the business. The final conclusions are currently being prepared and will be presented to UPC's Supervisory Board for consideration in due course. As a result of this strategic review and related decisions made by the Supervisory Board, further reorganization of UPC's business might occur and significant charges for asset impairments and various organizational restructuring measures may be recorded. UPC intends to conclude this project by the end of 2001.



UAP. UAP's senior discount notes (the "UAP Notes") began to accrue interest on a cash-pay basis May 15, 2001, with the first payment of $34.5 million due November 15, 2001. UAP does not have enough cash to make this interest payment therefore, the payment has not been made. If UAP does not make the interest payment on November 15, 2001, the holders of the UAP Notes will have various remedies. If a failure to pay continues for a period of 30 days or more, the trustee under the Indenture governing the UAP Notes, on its own initiative or at the request of the holders of the UAP Notes, can declare the entire unpaid principal of the UAP Notes to be due and payable. The trustee, either independently or at the request of the UAP Note holders, could initiate bankruptcy proceedings against UAP, sue to recover the amount of the UAP Notes or take any other action available to creditors. Based upon current market prices, the value of UAP's assets is

                             UNITEDGLOBALCOM, INC.

significantly less than the amount of the outstanding principal and accrued interest on the UAP Notes. While UAP has sought financing from United, at this point it is unlikely United will make such contribution.



Austar United. Management believes Austar United's working capital and projected operating cash flow as of September 30, 2001 are sufficient to fund Austar United's operations and meet Austar United's budgeted capital expenditure requirements through the remainder of 2001. Management expects Austar United to continue to incur operating losses in the near future, especially from its newer services such as Content, telephone and Internet. Given its liquidity needs, Austar United may need to consider slowing the growth of its Internet or other businesses to conserve cash. The Company cannot be assured that Austar United will be able to achieve operating profitability and/or positive operating cash flows from its video, telephone and Internet businesses. Austar United is in the process of restructuring its A$400.0 ($196.6) million facility (the "Austar Bank Facility"), and expects that such restructuring can be completed by the end of 2001. If Austar United is unable to refinance this facility, it is likely that certain of the financial covenants required by the facility will not be met as of December 31, 2001. Austar United may need to negotiate a waiver of the financial covenants, sell assets or obtain funding from external sources to repay this amount if it becomes due and payable in the first quarter of 2002, and continue to pay its other liabilities when due. The Company cannot be assured that Austar United will be successful in obtaining a waiver of financial covenants or be successful in renegotiating or otherwise refinancing this facility. If the Austar Bank Facility indebtedness is accelerated, the acceleration may constitute an event of default under the UAP Notes and the holders of the UAP Notes would have certain remedies as discussed above.



VTR. Management believes VTR's working capital and projected operating cash flow as of September 30, 2001 are sufficient to fund its operations through the remainder of 2001. To the extent VTR's budgeted capital expenditures exceed net projected operating cash flow, VTR will need to seek funding from external sources or reduce its planned expenditures. VTR intends to refinance its $176.0 million VTR Bank Facility by the end of first quarter 2002. If VTR is unable to refinance this facility, it will become due and payable on April 29, 2002. VTR may need to sell assets or obtain funding from external sources to repay this amount when due.


3.  ACQUISITIONS AND OTHER


FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001 (UNAUDITED)



In January 2001, UPC acquired DeAlkmaarse Kabel in The Netherlands for a purchase price of $46.2 million. The purchase price was paid in cash of $21.5 million and a note, bearing interest at 8.0% per annum. The note is due in one year, and is payable in cash or shares of UPC, at UPC's option.



In March 2001, UPC announced an agreement with PrimaCom to merge its German assets, including EWT/ TSS and the TeleColumbus option, as well as its Alkmaar subsidiary located in the Netherlands, with those of PrimaCom. The TeleColumbus option expired at the end of August 2001 and no longer forms part of the discussions. UPC's interest in EWT is held through its 51.0% owned subsidiary, UPC Germany. Due to changes in market conditions, the parties are currently re-evaluating the merger. UPC's carrying value of the assets subject to this proposed transaction, (E939.1 ($859.0) million), is significantly greater than the fair value of the consideration that would be received should the PrimaCom transaction be completed. As a result, UPC Germany could record a significant write-down if the transaction is closed.



In August 2001, UPC and Canal+ Group ("Canal+"), the television and film division of Vivendi Universal, announced the signing of definitive agreements to merge their respective Polish direct-to-home ("DTH") satellite television platforms, as well as the Canal+ Polska premium channel, to form a common Polish DTH platform. In the merger agreements, UPC Polska agreed to contribute its Polish and United Kingdom DTH assets to TKP, the Polish subsidiary of Canal+, and fund a maximum of E30.0 ($27.4) million in the form of a note receivable from TKP at closing. For this, UPC Polska will receive a 25.0% ownership interest in TKP and E150.0 ($137.2) million in cash. As part of this transaction, through a carriage agreement, the Canal+ Polska

                             UNITEDGLOBALCOM, INC.

premium channel will also be available on UPC Polska's cable network. TKP will be managed and controlled by Canal+, who will own 75.0%. UPC will own the remaining 25.0%. For accounting purposes, TKP will be deemed the acquirer. UPC Polska's investment in the merged companies will be recorded at fair value as of the date of the transaction. UPC Polska's carrying value of the Polish DTH assets being contributed may be significantly higher than the determined fair value of its investment in the merged companies if and when the transaction is consummated, leading to a write-down at the date the transaction is consummated. On November 13, 2001, the Company received the regulatory approval necessary for merger completion, which, subject to certain formal judicial registrations, is anticipated to close by December 31, 2001. UPC will deconsolidate the DTH operations upon closure of the merger.



On September 27, 2001, Priority Telecom listed its 3,986,519 issued and outstanding ordinary shares on the Euronext Amsterdam ("Euronext"). UPC owns 2,596,021 of these ordinary shares and all of the 2,728,605 Priority Telecom class A shares, for an ownership interest (not including shares held by the Priority Telecom Foundation) of 87.0%.



In May 2001, Austar United successfully completed a rights offering selling
214.2 million shares and raising gross and net proceeds at A$0.95 ($0.49) per share of A$203.5 ($106.3) million and A$202.3 ($105.7) million, respectively. Asia/Pacific and United Austar, Inc. accepted their full entitlement under the pro rata rights offer and United Austar, Inc. accepted the shortfall subscriptions by other rights holders for a total share acquisition of 213.3 million shares, increasing United's indirect interest in Austar United from 73.4% to 81.3%.



In May 2001, the Company announced a revised transaction with Liberty, the terms of which have been disclosed. The Company is continuing to work towards closing this binding transaction. The Company is also continuing to review some alternative transaction ideas proposed by Liberty.



In October 2000, UPC acquired, through its subsidiary, UPC Germany, 100% of EWT for a preliminary purchase price of E238.4 million in cash and 49.0% of UPC Germany. In the third quarter of 2001, the purchase price was finalized and UPC recorded the necessary adjustments to the initial purchase price allocation. Under the UPC Germany Shareholders Agreement, the 49.0% shareholder has an option to put his interest in UPC Germany to UPC in exchange for approximately
10.6 million of UPC's ordinary shares A as adjusted for final settlement. The option expires March 31, 2003. UPC has the option to pay for the put, if exercised, in either its 10.6 million shares or the equivalent value of cash on such date. If the option is not exercised, upon its expiration, the 49.0% shareholder has the right to demand that UPC contribute cash and/or other assets (including stock) to UPC Germany equal to approximately E358.8 ($328.2) million, representing the remainder of UPC's contribution obligation to UPC Germany.



The minority shareholders in UPC Romania have exercised their option which requires UPC to purchase all of their partnership interests effective December 31, 2001 for consideration of approximately E22.7 ($20.8) million, which is payable before February 15, 2002.



In November 2000, UPC's subsidiary, Priority Telecom, acquired through a merger and exchange offer Cignal Global Communications ("Cignal"). In the stock-based transaction, Priority Telecom acquired 100.0% of Cignal in exchange for a 16.0% interest in Priority Telecom. Under the terms of the Shareholder's Agreement, UPC granted the Cignal shareholders an option to put their interest in Priority Telecom back to UPC if a public listing for Priority Telecom is not consummated by October 1, 2001. The value to be paid by UPC upon exercise of the put is the greater of the fair market value of the Cignal shareholder's interest in Priority Telecom or $200.0 million. UPC has the option to pay for the put, if exercised, in either its shares or cash.



2000



In February 2000, UPC acquired Intercomm France Holding S.A. for $35.6 million in cash and shares in UPC France. Following the transaction, UPC controls 92.0% of UPC France. In connection with this acquisition, UPC issued shares worth $20.0 million. Based on the carrying value of United's investment in

                             UNITEDGLOBALCOM, INC.

UPC as of February 23, 2000, United recognized a gain of $6.8 million from the resulting step-up in the carrying amount of United's investment in UPC, in accordance with SAB 51.



In February 2000, UPC acquired 100% of Tebecai in The Netherlands for $70.4 million.



In February 2000, UPC acquired 100% of the equity of El Tele Ostfold and Vestfold from certain energy companies in Norway for $39.2 million.



In March 2000, UPC acquired 100% of Kabel Haarlem in The Netherlands for $59.8 million.



In March 2000, UPC acquired K&T Group in The Netherlands for consideration of $1.0 billion. Details of the net assets acquired, based on the preliminary purchase price allocation, were as follows (in thousands):



Property, plant and equipment...............................  $    227,845
Investments in affiliated companies.........................         8,430
Goodwill....................................................       786,436
Long-term liabilities.......................................      (225,439)
Net current liabilities.....................................        (8,129)
Receivables acquired........................................       216,904
                                                              ------------
     Net cash paid..........................................  $  1,006,047
                                                              ============



In March 2000, Austar United sold 20.0 million shares to the public, raising gross and net proceeds at $5.20 per share of $104.0 and $102.4 million, respectively. Based on the carrying value of the Company's investment in Austar United as of March 29, 2000, United recognized a gain of $66.8 million from the resulting step-up in the carrying amount of United's investment in Austar United, in accordance with SAB 51. No deferred taxes were recorded related to this gain due to the Company's intent to hold its investment in Austar United indefinitely.



In April 2000, Saturn merged with Telstra New Zealand Limited, a wholly owned subsidiary of Telstra Corporation Limited, to form TelstraSaturn.



In October 2000, UPC acquired, through its subsidiary UPC Germany, 100% of the EWT/TSS Group for $829.7 million in cash and 49.0% of UPC Germany. Under the UPC Germany shareholders agreement, the 49.0% shareholder has been provided with an option to put his interest in UPC Germany to UPC in exchange for 13.2 million of UPC's ordinary shares A. The option expires March 31, 2003. UPC has the option to pay for the put, if exercised, in either its shares or cash. Details of the net assets acquired, based on the preliminary purchase price allocation, were as follows (in thousands):



Property, plant and equipment...............................  $    67,930
Goodwill and other intangibles..............................      828,689
Long-term liabilities.......................................      (40,286)
Net current liabilities and other...........................      (26,651)
                                                              -----------
  Total consideration.......................................      829,682
UPC Germany shares..........................................     (622,261)
                                                              -----------
  Net cash paid.............................................  $   207,421
                                                              ===========



In November 2000, Priority Telecom acquired through a merger and exchange offer Cignal Global Communications ("Cignal"), a United States based provider of global network services. In the stock-based deal, Priority Telecom acquired 100% of Cignal in exchange for a 16.0% interest in Priority Telecom. Under the terms of the shareholder's agreement, UPC granted the Cignal shareholders an option to put their interest in Priority Telecom back to UPC if an initial public offering for Priority Telecom is not consummated by

                             UNITEDGLOBALCOM, INC.

October 1, 2001. The value to be paid by UPC upon exercise of the put is the greater of the fair market value of the Cignal shareholders' interest in Priority Telecom or $200.0 million. UPC has the option to pay for the put, if exercised, in either UPC shares or cash.



1999



In February 1999, UPC successfully completed an initial public offering selling
133.8 million shares on the Amsterdam Stock Exchange and The Nasdaq Stock Market, Inc. ("Nasdaq"), raising gross and net proceeds at $10.93 per share of $1,463.0 and $1,364.1 million, respectively. Concurrent with the offering, a third party exercised an option and acquired approximately 4.7 million ordinary shares of UPC, resulting in proceeds to UPC of $45.0 million. Based on the carrying value of the Company's investment in UPC as of February 11, 1999, United recognized a gain of $822.1 million from the resulting step-up in the carrying amount of United's investment in UPC, in accordance with SAB 51. No deferred taxes were recorded related to this gain due to the Company's intent to hold its investment in UPC indefinitely.



In August 1998, UPC merged its Dutch cable television and telecommunications assets with those of the Dutch energy company NUON, forming a new company, UTH (the "UTH Transaction"). The transaction was accounted for as a formation of a joint venture with NUON's and UPC's net assets recorded at their historical carrying values. Although UPC retained a 51.0% economic and voting interest in UTH, because of joint governance on most significant operating decisions, UPC accounted for its investment in UTH using the equity method of accounting. Details of the net assets contributed were as follows (in thousands):



Working capital.............................................   $   1,871
Investments in affiliated companies.........................     (96,866)
Property, plant and equipment...............................     (85,037)
Goodwill and other intangible assets........................     (78,515)
Senior secured notes and other debt.........................     111,553
Other liabilities...........................................      17,417
                                                               ---------
     Total net assets contributed...........................   $(129,577)
                                                               =========



On February 17, 1999, UPC acquired the remaining 49.0% of UTH from NUON (the "NUON Transaction") for $265.7 million. In addition, UPC repaid NUON a $17.1 million subordinated loan, including accrued interest, dated December 23, 1998, owed by UTH to NUON. The purchase of NUON's interest and payment of the loan were funded with proceeds from UPC's initial public offering. Effective February 1, 1999, UPC began consolidating the results of operations of UTH. Details of the net assets acquired were as follows (in thousands):



Property, plant and equipment...............................   $ 210,013
Investments in affiliated companies.........................      46,830
Goodwill....................................................     256,749
Long-term liabilities.......................................    (242,536)
Net current liabilities.....................................      (5,384)
                                                               ---------
     Total cash paid........................................     265,672
Cash acquired...............................................     (13,629)
                                                               ---------
     Net cash paid..........................................   $ 252,043
                                                               =========



The following unaudited pro forma condensed consolidated operating results for the year ended December 31, 1999 and the ten months ended December 31, 1998 give effect to the UTH Transaction and the NUON

                             UNITEDGLOBALCOM, INC.

Transaction as if they had occurred at the beginning of the periods presented. This unaudited pro forma condensed consolidated financial information does not purport to represent what the Company's results of operations would actually have been if such transactions had in fact occurred on such dates. The pro forma adjustments are based upon currently available information and upon certain assumptions that management believes are reasonable.



                                   FOR THE YEAR ENDED             FOR THE TEN MONTHS ENDED
                                    DECEMBER 31, 1999                 DECEMBER 31, 1998
                             -------------------------------   -------------------------------
                               HISTORICAL       PRO FORMA        HISTORICAL       PRO FORMA
                             --------------   --------------   --------------   --------------
                                    (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
Revenue....................   $    720,762     $    730,879     $    254,466     $    335,474
                              ============     ============     ============     ============
Net income (loss)..........   $    636,318     $    631,623     $   (545,532)    $   (581,388)
                              ============     ============     ============     ============
Net income (loss) per
  common share:
  Basic net income
     (loss)................   $       7.53     $       7.48     $      (7.43)    $      (7.92)
                              ============     ============     ============     ============
  Diluted net income
     (loss)................   $       6.67     $       6.63     $      (7.43)    $      (7.92)
                              ============     ============     ============     ============
Weighted-average number of
  common shares
  outstanding:
  Basic....................     82,024,077       82,024,077       73,644,728       73,644,728
                              ============     ============     ============     ============
  Diluted..................     95,331,929       95,331,929       73,644,728       73,644,728
                              ============     ============     ============     ============



In April 1999, an indirect wholly owned subsidiary of ULA acquired a 66.0% interest in VTR. This acquisition, combined with the interest in VTR that is owned by another indirect wholly owned subsidiary of the Company, gives the Company an indirect 100% interest in VTR. The purchase price for the 66.0% interest in VTR was approximately $258.2 million in cash. In addition, the Company provided capital for VTR to prepay approximately $125.8 million of existing bank indebtedness and a promissory note from the Company to one of the other shareholders of VTR. Details of the net assets acquired were as follows (in thousands):



Working capital.............................................   $  10,381
Property, plant and equipment...............................     203,154
Goodwill and other intangible assets........................     244,981
Other long-term assets......................................      14,685
Elimination of equity investment in Chilean joint venture...     (69,381)
Long-term liabilities.......................................    (145,641)
                                                               ---------
     Total cash paid........................................     258,179
Cash acquired...............................................      (5,498)
                                                               ---------
     Net cash paid..........................................   $ 252,681
                                                               =========



In June 1999, UPC acquired SKT spol s.r.o. in the Slovak Republic for $43.3 million.

                             UNITEDGLOBALCOM, INC.

In June 1999, UPC acquired 100% of GelreVision in The Netherlands for $109.8 million. Details of the net assets acquired were as follows (in thousands):



Property, plant and equipment...............................  $   49,407
Goodwill....................................................      67,335
Net current liabilities.....................................      (2,682)
Long-term liabilities.......................................      (4,236)
                                                              ----------
     Total cash paid........................................     109,824
Cash acquired...............................................        (136)
                                                              ----------
     Net cash paid..........................................  $  109,688
                                                              ==========



In June 1999, UPC acquired 95.7% of RCF in France for $27.1 million.



In June 1999, the Company's interest in Austar, XYZ Entertainment and Saturn were contributed to Austar United in exchange for new shares issued by Austar United. On July 27, 1999, Austar United acquired a 35.0% interest in Saturn in exchange for approximately 13.7 million of Austar United's shares, thereby increasing Austar United's ownership interest in Saturn from 65.0% to 100%. In addition, Austar United successfully completed an initial public offering selling 103.5 million shares on the Australian Stock Exchange, raising gross and net proceeds at $3.03 per share of $313.6 and $292.8 million, respectively. Based on the carrying value of the Company's investment in Austar United as of July 27, 1999, United recognized a gain of $248.4 million from the resulting step-up in the carrying amount of United's investment in Austar United, in accordance with SAB 51. No deferred taxes were recorded related to this gain due to the Company's intent to hold its investment in Austar United indefinitely.



In July 1999, UPC acquired UPC Sweden (formerly known as Stjarn) for a purchase price of $397.0 million, of which $100.0 million was paid in the form of a one-year note with interest at 8.0% per year, and the balance was paid in cash. Details of the net assets acquired were as follows (in thousands):



Property, plant and equipment...............................  $    43,171
Goodwill....................................................      442,094
Net current liabilities.....................................      (55,997)
Long-term liabilities.......................................      (32,268)
                                                              -----------
       Total purchase price.................................      397,000
Seller's note...............................................     (100,000)
                                                              -----------
       Total cash paid......................................      297,000
Cash acquired...............................................       (3,792)
                                                              -----------
       Net cash paid........................................  $   293,208
                                                              ===========



In August 1999, UPC acquired through UPC France 100% of Videopole for a total purchase price of $135.1 million. The purchase price was paid in cash ($69.9 million) and 2.9 million ordinary shares of UPC ($65.2 million). Based on the carrying value of the Company's investment in UPC as of July 31, 1999, United recognized a gain of $34.9 million from the resulting step-up in the carrying amount of United's investment in UPC, in accordance with SAB 51. No deferred taxes were recorded related to this gain due to the Company's intent to hold its investment in UPC indefinitely.

                             UNITEDGLOBALCOM, INC.

In August 1999, UPC acquired 100% of UPC Polska (formerly known as @Entertainment) for $807.0 million in cash. Details of the net assets acquired were as follows (in thousands):



Net current assets..........................................  $     51,239
Property, plant and equipment...............................       196,178
Goodwill....................................................       986,814
Long-term liabilities.......................................      (448,566)
Other.......................................................        21,335
                                                              ------------
     Total cash paid........................................       807,000
Cash acquired...............................................       (62,507)
                                                              ------------
     Net cash paid..........................................  $    744,493
                                                              ============



The following unaudited pro forma condensed consolidated operating results for the year ended December 31, 1999 and the ten months ended December 31, 1998 give effect to the acquisition of UPC Polska as if it had occurred at the beginning of each period presented. This unaudited pro forma condensed consolidated financial information does not purport to represent what the Company's results of operations would actually have been if such transaction had in fact occurred on such dates. The pro forma adjustments are based upon currently available information and upon certain assumptions that management believes are reasonable.



                                     FOR THE YEAR ENDED           FOR THE TEN MONTHS ENDED
                                      DECEMBER 31, 1999               DECEMBER 31, 1998
                                -----------------------------   -----------------------------
                                 HISTORICAL       PRO FORMA      HISTORICAL       PRO FORMA
                                -------------   -------------   -------------   -------------
                                     (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
Revenue.......................   $   720,762     $   767,741     $   254,466     $   304,844
                                 ===========     ===========     ===========     ===========
Net income (loss).............   $   636,318     $   444,151     $  (545,532)    $  (725,398)
                                 ===========     ===========     ===========     ===========
Net income (loss) per common
  share:
  Basic net income (loss).....   $      7.53     $      5.19     $     (7.43)    $     (9.87)
                                 ===========     ===========     ===========     ===========
  Diluted net income (loss)...   $      6.67     $      4.66     $     (7.43)    $     (9.87)
                                 ===========     ===========     ===========     ===========
Weighted-average number of
  common shares outstanding:
  Basic.......................    82,024,077      82,024,077      73,644,728      73,644,728
                                 ===========     ===========     ===========     ===========
  Diluted.....................    95,331,929      95,331,929      73,644,728      73,644,728
                                 ===========     ===========     ===========     ===========



In August 1999, UPC acquired through UPC France 100% of Time Warner Cable France for $71.1 million in cash. Simultaneous with the acquisition of Time Warner Cable France, UPC acquired an additional 47.6% interest in one of its operating systems, RCF, in which Time Warner Cable France had a 49.9% interest, for $14.6 million, increasing UPC's ownership in that system to 97.5%.

                             UNITEDGLOBALCOM, INC.

In September 1999, UPC acquired through UPC Nederland the remaining 50.0% of A2000 that it did not already own for $229.0 and $13.1 million in cash and assumed receivables, respectively. Details of the net assets acquired were as follows (in thousands):



Receivables assumed.........................................  $    13,062
Property, plant and equipment...............................       96,539
Goodwill....................................................      274,361
Net current liabilities.....................................      (25,044)
Long-term liabilities.......................................     (129,918)
                                                              -----------
     Total cash paid........................................      229,000
Cash acquired...............................................         (521)
                                                              -----------
     Net cash paid..........................................  $   228,479
                                                              ===========



In October 1999, UPC acquired a 94.6% interest in Kabel Plus in the Czech Republic for a purchase price of $150.0 million.



In October 1999, UPC completed a second public offering of 45.0 million ordinary shares, raising gross and net proceeds at $21.58 per share of $970.9 and $922.4 million, respectively. Based on the carrying value of the Company's investment in UPC as of October 19, 1999, United recognized a gain of $403.5 million from the resulting step-up in the carrying amount of United's investment in UPC, in accordance with SAB 51. No deferred taxes were recorded related to this gain due to the Company's intent to hold its investment in UPC indefinitely.


In December 1999, UPC acquired an additional 48.0% economic interest in Monor from its partner and several small minority shareholders for $45.0 million, increasing UPC's ownership to 97.1%.


1998



In January 1998, UPC acquired certain assets (including the Dutch cable systems) of Combivisie for $88.0 million. Subsequent to the transaction, the assets and liabilities of UPC's other Dutch systems and Combivisie were merged, forming CNBH, a wholly-owned subsidiary of UPC Nederland. Details of the assets acquired were as follows (in thousands):



Property, plant and equipment and other long-term assets....  $  51,632
Goodwill and other intangible assets........................     36,416
                                                              ---------
       Total cash paid......................................  $  88,048
                                                              =========


In May 1998, ULA entered into a joint venture with a division of Metro-Goldwyn-Mayer, Inc. ("MGM") to form MGM Networks LA. Under the terms of the joint venture, ULA contributed its 100% interest in a Latin American programming venture for a 50.0% interest in MGM Networks LA, and MGM acquired a 50.0% interest in MGM Networks LA by contributing its Brazil channel (MGM Gold Brazil) and committing to fund the first $9.9 million ($6.7 million of which was funded at closing) required by MGM Networks LA. MGM Networks LA has also entered into a trademark license agreement with MGM for the use of the MGM brand name and also into a program license agreement to acquire programming from MGM.


In June 1998, UPC acquired certain Hungarian multi-channel television system assets for $9.5 million in cash and a non-interest bearing promissory note in the amount of $18.0 million. These assets are now part of UPC Magyarorszag.

                             UNITEDGLOBALCOM, INC.

In July 1998, Austar acquired certain Australian pay television assets for $6.1 million of the Company's Series B Convertible Preferred Stock.



In September 1998, Asia/Pacific acquired an additional 25.0% interest in XYZ Entertainment, increasing its ownership interest to 50.0%. The purchase price consisted of $1.2 million in cash and $23.4 million of the Company's Series B Convertible Preferred Stock.


In October 1998, ULA increased its ownership interest in TV Show Brasil from 45.0% to 100% for $11.4 million, half of which was paid in cash, with the remainder financed by the seller.


In November 1998, UPC (i) acquired from Tele-Communications International, Inc. ("TINTA") its indirect 23.3% and 25.0% interests in the Tevel and Melita systems, respectively, for $91.5 million, doubling UPC's ownership interests to 46.6% and 50.0%, respectively, (ii) purchased an additional 5.0% interest in Princes Holdings, an Irish telecommunications company, and 5.0% of Tara in consideration for 769,062 shares of United Class A Common Stock held by UPC, and
(iii) sold the 5.0% interest in Princes Holdings, together with its existing 20.0% interest, to TINTA for $20.5 million.


4.  CASH AND CASH EQUIVALENTS, RESTRICTED CASH AND SHORT-TERM LIQUID INVESTMENTS


                                                     AS OF DECEMBER 31, 2000
                                     -------------------------------------------------------
                                                                  SHORT-TERM
                                     CASH AND CASH   RESTRICTED     LIQUID
                                      EQUIVALENTS       CASH      INVESTMENTS      TOTAL
                                     -------------   ----------   -----------   ------------
                                                         (IN THOUSANDS)
Cash...............................   $1,500,570      $11,023      $      -      $1,511,593
Certificates of deposit............       48,685          120       126,029         174,834
Commercial paper...................      326,378            -        54,296         380,674
Corporate bonds....................        1,195            -       142,763         143,958
Government securities..............            -          469        23,996          24,465
                                      ----------      -------      --------      ----------
       Total.......................   $1,876,828      $11,612      $347,084      $2,235,524
                                      ==========      =======      ========      ==========



                                                     AS OF DECEMBER 31, 1999
                                     -------------------------------------------------------
                                                                  SHORT-TERM
                                     CASH AND CASH   RESTRICTED     LIQUID
                                      EQUIVALENTS       CASH      INVESTMENTS      TOTAL
                                     -------------   ----------   -----------   ------------
                                                         (IN THOUSANDS)
Cash...............................   $1,046,827      $18,217      $      -      $1,065,044
Certificates of deposit............       52,000            -       293,497         345,497
Commercial paper...................      803,088            -       182,486         985,574
Corporate bonds....................       24,000            -       126,179         150,179
Government securities..............            -            -        27,527          27,527
                                      ----------      -------      --------      ----------
       Total.......................   $1,925,915      $18,217      $629,689      $2,573,821
                                      ==========      =======      ========      ==========

                             UNITEDGLOBALCOM, INC.

5.  INVESTMENTS IN AFFILIATES


                                                          AS OF SEPTEMBER 30, 2001
                          ----------------------------------------------------------------------------------------
                                          CUMULATIVE      CUMULATIVE      CUMULATIVE
                                          DIVIDENDS    SHARE IN RESULTS   TRANSLATION
                          CONTRIBUTIONS    RECEIVED     OF AFFILIATES     ADJUSTMENTS   IMPAIRMENT(1)     TOTAL
                          -------------   ----------   ----------------   -----------   -------------   ----------
                                                                (UNAUDITED)
                                                               (IN THOUSANDS)
Europe:
  PrimaCom..............   $  341,017      $      -       $ (59,033)       $(30,905)      $(232,623)     $ 18,456
  SBS...................      264,675             -         (66,523)           (115)      (102,037)        96,000
  Tevel.................      120,877        (6,180)        (76,931)          1,385              -         39,151
  Melita................       14,105             -            (798)         (3,553)             -          9,754
  Iberian Programming...       11,947        (2,560)          9,125           2,912              -         21,424
  Xtra Music............       14,546             -          (6,978)         (1,013)             -          6,555
  Other.................       54,148          (695)        (10,879)         (4,576)             -         37,998
Asia/Pacific:
  TelstraSaturn.........      100,073             -         (51,557)         (9,270)             -         39,246
  XYZ Entertainment.....       44,306       (11,712)         (7,775)         (4,379)             -         20,440
  Pilipino Cable
    Corporation.........       18,354             -          (3,623)         (2,587)             -         12,144
  Hunan International
    TV..................        6,394             -          (2,351)             16              -          4,059
  Other.................        2,954             -          (1,744)           (493)             -            717
Latin America:
  Telecable.............       71,819       (20,862)         (5,131)         (9,480)             -         36,346
  MGM Networks LA.......       15,086             -         (15,086)              -              -              -
  Jundiai...............        7,438        (1,572)            216          (2,951)             -          3,131
                           ----------      --------       ---------        --------       --------       --------
      Total.............   $1,087,739      $(43,581)      $(299,068)       $(65,009)      $(334,660)     $345,421
                           ==========      ========       =========        ========       ========       ========



                                                               AS OF DECEMBER 31, 2000
                                       ------------------------------------------------------------------------
                                                       CUMULATIVE      CUMULATIVE      CUMULATIVE
                                                       DIVIDENDS    SHARE IN RESULTS   TRANSLATION
                                       CONTRIBUTIONS    RECEIVED     OF AFFILIATES     ADJUSTMENTS     TOTAL
                                       -------------   ----------   ----------------   -----------   ----------
                                                                    (IN THOUSANDS)
Europe:
  PrimaCom...........................   $  341,017      $      -       $ (28,482)       $(21,114)     $291,421
  SBS................................      264,675             -         (36,433)         (4,138)      224,104
  Tevel..............................       99,385        (6,180)        (39,587)          3,848        57,466
  Melita.............................       14,052             -             592          (3,480)       11,164
  Iberian Programming................       11,947        (2,560)          5,103           2,319        16,809
  Xtra Music.........................       14,491             -          (6,367)           (986)        7,138
  Other..............................       44,900          (695)         (9,772)         (6,242)       28,191
Asia/Pacific:
  XYZ Entertainment..................       44,306        (5,464)        (11,515)         (1,387)       25,940
  TelstraSaturn......................       66,629             -         (24,503)         (5,007)       37,119
  Pilipino Cable Corporation.........       17,346             -          (3,388)         (2,588)       11,370
  Hunan International TV.............        6,061             -          (2,181)             16         3,896
  Other..............................        2,860             -            (614)           (314)        1,932
Latin America:
  Telecable..........................       71,819       (20,862)         (5,282)        (10,135)       35,540
  MGM Networks LA(2).................       14,076             -         (14,076)              -             -
  Jundiai............................        7,438        (1,572)            174          (1,808)        4,232
                                        ----------      --------       ---------        --------      --------
      Total..........................   $1,021,002      $(37,333)      $(176,331)       $(51,016)     $756,322
                                        ==========      ========       =========        ========      ========

                             UNITEDGLOBALCOM, INC.

                                                               AS OF DECEMBER 31, 1999
                                      -------------------------------------------------------------------------
                                                      CUMULATIVE      CUMULATIVE      CUMULATIVE
                                                      DIVIDENDS    SHARE IN RESULTS   TRANSLATION
                                      CONTRIBUTIONS    RECEIVED     OF AFFILIATES     ADJUSTMENTS      TOTAL
                                      -------------   ----------   ----------------   -----------   -----------
                                                                   (IN THOUSANDS)
Europe:
  SBS...............................    $  99,621      $      -       $  (5,421)       $  2,858      $  97,058
  Tevel.............................      100,679        (6,180)        (12,108)          3,761         86,152
  Melita............................       14,062             -           2,066          (2,417)        13,711
  Iberian Programming...............       11,947             -            (460)          2,828         14,315
  Xtra Music........................        9,913             -          (2,476)           (640)         6,797
  Other.............................       27,447             -             (65)         (1,048)        26,334
Asia/Pacific:
  XYZ Entertainment.................       44,306             -         (18,564)          2,804         28,546
  Pilipino Cable Corporation........       14,950             -          (3,004)         (2,588)         9,358
  Hunan International TV............        6,061             -          (2,477)             16          3,600
  Other.............................          350             -               -               -            350
Latin America:
  Telecable.........................       32,496        (1,408)         (1,618)         (9,382)        20,088
  MGM Networks LA(2)................       11,988             -         (11,988)              -              -
  Jundiai...........................        6,032        (1,572)             72          (1,334)         3,198
  Other.............................            2             -               -               -              2
                                        ---------      --------       ---------        --------      ---------
      Total.........................    $ 379,854      $ (9,160)      $ (56,043)       $ (5,142)     $ 309,509
                                        =========      ========       =========        ========      =========


------------

(1)Based on our analysis of specific quantitative and qualitative factors as of September 30, 2001, the Company determined the decline in market value of PrimaCom and SBS to be other than temporary, and as a result, the Company reduced its carrying value in these investments to market value as of September 30, 2001. This provision has been separately presented as "Provision for Loss on Investments" in the accompanying condensed consolidated statement of operations.



(2)Includes an accrued funding obligation of $2.6 and $3.0 million at December 31, 2000 and 1999, respectively. The Company would face significant and punitive dilution if it did not make the requested fundings.

                             UNITEDGLOBALCOM, INC.

As of December 31, 2000 and 1999, the Company had the following differences related to the excess of its cost over its proportionate interest in each affiliate's net tangible assets included in the above table. Such differences are being amortized over 15 years.



                                                     AS OF DECEMBER 31,
                                   -------------------------------------------------------
                                              2000                         1999
                                   --------------------------   --------------------------
                                      BASIS      ACCUMULATED       BASIS      ACCUMULATED
                                   DIFFERENCE    AMORTIZATION   DIFFERENCE    AMORTIZATION
                                   -----------   ------------   -----------   ------------
                                                       (IN THOUSANDS)
Europe:
  PrimaCom.......................   $ 251,167     $ (15,678)     $       -     $       -
  SBS............................     109,149       (17,364)       109,080        (2,828)
  Tevel..........................      83,271       (11,625)        82,010        (7,947)
  Iberian Programming............      11,586        (1,189)        11,941          (521)
  Melita.........................      11,098        (1,349)        11,673        (1,242)
  Xtra Music.....................       5,069          (462)         5,511          (246)
Asia/Pacific:
  XYZ Entertainment..............      22,483        (3,159)        25,791        (1,609)
  TelstraSaturn..................      21,405          (995)             -             -
Latin America:
  Telecable......................      33,392        (9,514)        20,518        (6,983)
                                    ---------     ---------      ---------     ---------
       Total.....................   $ 548,620     $ (61,335)     $ 266,524     $ (21,376)
                                    =========     =========      =========     =========


6.  PROPERTY, PLANT AND EQUIPMENT


                                                                     AS OF DECEMBER 31,
                                          AS OF SEPTEMBER 30,   -----------------------------
                                                 2001               2000            1999
                                          -------------------   -------------   -------------
                                              (UNAUDITED)
                                                            (IN THOUSANDS)
Cable distribution networks.............      $ 3,318,393        $ 3,147,285     $ 1,913,511
Subscriber premises equipment and
  converters............................          967,207            757,385         451,505
MMDS/DTH distribution facilities........          256,924            261,896         144,593
Information technology systems, office
  equipment, furniture and fixtures.....          296,050            254,721         103,869
Buildings and leasehold improvements....          166,738            142,334         127,584
Other...................................          131,783            106,155         121,299
                                              -----------        -----------     -----------
                                                5,137,095          4,669,776       2,862,361
     Accumulated depreciation...........       (1,393,498)          (920,972)       (482,524)
                                              -----------        -----------     -----------
     Net property, plant and
       equipment........................      $ 3,743,597        $ 3,748,804     $ 2,379,837
                                              ===========        ===========     ===========

                             UNITEDGLOBALCOM, INC.

7.  GOODWILL AND OTHER INTANGIBLE ASSETS


                                                   AS OF            AS OF DECEMBER 31,
                                               SEPTEMBER 30,   -----------------------------
                                                   2001            2000            1999
                                               -------------   -------------   -------------
                                                (UNAUDITED)
                                                              (IN THOUSANDS)
Europe:
  UPC Nederland..............................   $ 1,258,622     $ 1,590,868     $   763,714
  UPC Polska.................................       959,415         951,225         935,867
  UPC Germany................................       819,769         883,928               -
  Priority Telecom...........................       408,420         337,247               -
  UPC Sweden.................................       352,883         388,884         430,606
  UPC N.V. ..................................       192,639         193,630          29,406
  Telekabel Group............................       165,646         167,317         177,800
  UPC France.................................       152,302         164,010         117,787
  UPC Magyarorszag...........................       133,076         131,164          55,068
  Priority Wireless..........................        98,139         100,297               -
  UPC Czech..................................        95,729          95,161          85,330
  UPC Norge..................................        69,208          67,249          85,405
  Other......................................       122,824          89,914          81,372
Asia/Pacific:
  Austar United..............................       208,745         225,433         114,882
Latin America:
  VTR........................................       172,276         208,725         223,484
  TV Show Brasil.............................         5,614           7,688           8,298
  Star GlobalCom.............................             -               -           5,916
  Multitel...................................           166             179               -
Other:
  Corporate and other........................            97               -               -
                                                -----------     -----------     -----------
                                                  5,215,570       5,602,919       3,114,935
     Accumulated amortization................      (725,231)       (448,012)       (170,133)
                                                -----------     -----------     -----------
     Net goodwill and other intangible
       assets................................   $ 4,490,339     $ 5,154,907     $ 2,944,802
                                                ===========     ===========     ===========


8.  SHORT-TERM DEBT


                                                        AS OF          AS OF DECEMBER 31,
                                                    SEPTEMBER 30,   ------------------------
                                                        2001           2000         1999
                                                    -------------   ----------   -----------
                                                     (UNAUDITED)
                                                                 (IN THOUSANDS)
Other UPC.........................................    $ 35,908       $ 48,151     $ 164,263
Other ULA and Asia/Pacific........................           -          3,057         9,033
                                                      --------       --------     ---------
       Total short-term debt......................    $ 35,908       $ 51,208     $ 173,296
                                                      ========       ========     =========

                             UNITEDGLOBALCOM, INC.

9.  SENIOR DISCOUNT NOTES AND SENIOR NOTES


                                                  AS OF            AS OF DECEMBER 31,
                                              SEPTEMBER 30,   -----------------------------
                                                  2001            2000            1999
                                              -------------   -------------   -------------
                                               (UNAUDITED)
                                                             (IN THOUSANDS)
United 1998 Notes...........................   $ 1,190,955     $ 1,101,010     $   991,568
United 1999 Notes...........................       270,087         249,497         224,426
UPC July 1999 Senior Notes:
  UPC 10.875% dollar Senior Notes due
     2009...................................       799,996         700,759         759,442
  UPC 10.875% euro Senior Notes due 2009....       274,424         278,551         301,878
  UPC 12.5% dollar Senior Discount Notes due
     2009...................................       521,240         475,854         421,747
UPC October 1999 Senior Notes:
  UPC 10.875% dollar Senior Notes due
     2007...................................       199,999         177,027         191,852
  UPC 10.875% euro Senior Notes due 2007....        91,475          92,851         100,625
  UPC 11.25% dollar Senior Notes due 2009...       250,495         221,411         239,905
  UPC 11.25% euro Senior Notes due 2009.....        91,838          93,168         100,894
  UPC 13.375% dollar Senior Discount Notes
     due 2009...............................       320,601         290,974         255,786
  UPC 13.375% euro Senior Discount Notes due
     2009...................................       117,247         108,017         102,847
UPC January 2000 Senior Notes:
  UPC 11.25% dollar Senior Notes due 2010...       596,267         595,742               -
  UPC 11.25% euro Senior Notes due 2010.....       181,812         184,443               -
  UPC 11.5% dollar Senior Notes due 2010....       298,151         273,780               -
  UPC 13.75% dollar Senior Discount Notes
     due 2010...............................       642,335         581,253               -
UPC Polska Senior Discount Notes............       337,399         300,163         286,089
UAP Notes (see Note 2)......................       490,753         466,241         407,945
                                               -----------     -----------     -----------
       Total senior discount notes and
          senior notes......................   $ 6,675,074     $ 6,190,741     $ 4,385,004
                                               ===========     ===========     ===========



For the nine months ended September 30, 2001 (Unaudited). The fair value (derivative asset) of UPC's cross-currency swap derivatives embedded in the July 1999 Senior Notes, the October 1999 Senior Notes, the January 2000 Senior Notes and UPC's Bank Facility as of September 30, 2001, was E334.8 ($306.3) million (including both the fair value of the foreign currency portion and the interest portion of the swaps) compared to nil at December 31, 2000. Of this amount, E185.8 ($170.0) million has been added to the carrying value of the related long-term debt, resulting from fluctuations in exchange rates subsequent to the initial borrowings. All non-euro denominated borrowings are recorded each period using the period-end spot rate with the result recorded as foreign exchange gain or loss.


UNITED 1998 NOTES

In February 1998, the Company sold in a private transaction $1,375.0 million principal amount at maturity of 10.75% senior secured discount notes due 2008. The United 1998 Notes were issued at a discount from their principal amount at maturity, resulting in gross proceeds to United of approximately $812.2 million. The Company used approximately $531.8 million of the proceeds from the United 1998 Notes to complete a

                             UNITEDGLOBALCOM, INC.

tender offer for the Company's existing 14.0% senior secured discount notes due 1999 and the consent solicitation that the Company conducted concurrently therewith.



The United 1998 Notes accrete at 10.75% per annum, compounded semi-annually to an aggregate principal amount of $1,375.0 million on February 15, 2003, at which time cash interest will commence to accrue. Commencing August 15, 2003, cash interest on the United 1998 Notes will be payable on February 15 and August 15 of each year until maturity at a rate of 10.75% per annum. The United 1998 Notes will mature on February 15, 2008, and will be redeemable at the option of the Company on or after February 15, 2003.


The United 1998 Notes are senior secured obligations of the Company that rank senior in right of payment to all future subordinated indebtedness of the Company. The United 1998 Notes are effectively subordinated to all future indebtedness and other liabilities and commitments of the Company's subsidiaries. Under the terms of the indenture governing the United 1998 Notes (the "Indenture"), the Company's subsidiaries are generally prohibited and/or restricted from incurring any liens against their assets other than liens incurred in the ordinary course of business, from paying dividends, and from making investments in entities that are not "restricted" by the terms of the Indenture. The Company has the option to invest in "unrestricted entities" in an aggregate amount equal to the sum of $100.0 million plus the aggregate amount of net cash proceeds from sales of equity, net of payments made on its preferred stock plus net proceeds from certain litigation settlements. The Indenture generally prohibits the Company from incurring additional indebtedness with the exception of a general allowance of $75.0 million for debt maturing on or after February 15, 2008, certain guarantees totaling $15.0 million, refinancing indebtedness, normal indebtedness to restricted affiliates and other letters of credit in the ordinary course of business. The Indenture also limits the amount of additional debt that its subsidiaries or controlled affiliates may borrow, or preferred shares that they may issue. Generally, additional borrowings, when added to existing indebtedness, must satisfy, among other conditions, at least one of the following tests: (i) 7.0 times the borrower's consolidated operating cash flow; (ii) 1.75 times its consolidated interest expense; or (iii) 225% of the borrower's consolidated invested equity capital. In addition, there must be no existing default under the Indenture at the time of the borrowing. The Indenture also restricts its subsidiaries' ability to make certain asset sales and certain payments.


UNITED 1999 NOTES



On April 29, 1999, the Company sold in a private transaction $355.0 million principal amount at maturity of 10.875% senior discount notes due 2009. The United 1999 Notes were issued at a discount from their principal amount at maturity, resulting in gross proceeds to United of approximately $208.9 million. The United 1999 Notes will accrete at 10.875% per annum, compounded semi-annually, to an aggregate principal amount of $355.0 million on May 1, 2004. Commencing November 1, 2004, cash interest on the United 1999 Notes will begin to accrue, payable on May 1 and November 1 of each year until maturity at a rate of 10.875% per annum. The United 1999 Notes will mature on May 1, 2009, and are redeemable after May 1, 2004 at premiums declining to par on May 1, 2007. Additionally, subject to certain limitations, prior to May 1, 2002, United may redeem an aggregate of 35.0% of the United 1999 Notes at the Company's option with the net proceeds from one or more public offerings or certain asset sales. The United 1999 Notes are senior, general, unsecured obligations, ranking equally in right of payment to existing and future senior, unsecured obligations, senior to all future junior obligations and effectively junior to existing secured obligations, including the United 1998 Notes.



For the nine months ended September 30, 2001 (Unaudited). As part of the original distribution arrangements for the United 1999 Notes, the Company agreed to assist the group in reselling the United 1999 Notes and to pay them the difference if the notes are sold for less than the price the institutions paid plus the then additional accreted value and they agreed in turn to pay the Company the difference if the notes were resold for a greater price than the institutions paid plus the then additional accreted value. As of September 30, 2001, the accreted value of the United 1999 Notes was $270.1 million; the current market value is substantially less

                             UNITEDGLOBALCOM, INC.

than the accreted value. In May 2001, the Company agreed to modifications of these distribution arrangements that provide, among other things, that: (1) the resale of the United 1999 Notes will not occur before May 23, 2002, except in certain circumstances, (2) the Company or New United (the new holding company of which the Company will become a subsidiary in connection with its transaction with Liberty) will deposit and maintain up to $150.0 million in an account with one of the institutions that hold the United 1999 Notes, and (3) New United and certain of its subsidiaries will also guarantee the Company's obligations under the United 1999 Notes and the Company's obligations to pay the institutions the difference if the United 1999 Notes are sold for less than the price the institutions paid plus the then accreted value. The Company is currently in the process of negotiating the additional documents to further implement these modifications.



UPC SENIOR NOTES JULY 1999 OFFERING



In July 1999, UPC completed a private placement bond offering consisting of $800.0 million ten-year 10.875% Senior Notes due 2009, E300.0 million of ten-year 10.875% Senior Notes due 2009 and $735.0 million aggregate principal amount of ten-year 12.5% Senior Discount Notes due 2009. The UPC Senior Discount Notes due 2009 were sold at 54.5% of face value amount yielding gross proceeds of approximately $400.7 million, and will accrue but not pay interest until 2005. Interest payments on the Senior Notes due 2009 will be due semi-annually, commencing February 1, 2000. Concurrent with the closing of the UPC July 1999 Notes offering, UPC entered into a cross-currency swap, swapping the $800.0 million UPC Senior Notes due 2009 into fixed and variable rate euro notes with a notional amount totaling E754.7 million. One half of the euro notes have a fixed interest rate of 8.54% through August 1, 2004, thereafter switching to a variable interest rate of Euro Interbank Offered Rate ("EURIBOR") plus 4.15%, for an initial rate of 7.1%. The indentures governing these notes place certain limitations on UPC's ability, and the ability of its subsidiaries, to borrow money, issue capital stock, pay dividends in stock or repurchase stock, make investments, create certain liens, engage in certain transactions with affiliates, and sell certain assets or merge with or into other companies.



UPC SENIOR NOTES OCTOBER 1999 OFFERING



In October 1999, UPC completed a private placement bond offering consisting of six tranches: $200.0 million and E100.0 million of eight-year 10.875% Senior Notes due 2007; $252.0 million and E101.0 million of ten-year 11.25% Senior Notes due 2009 and $478.0 million and E191.0 million aggregate principal amount of ten-year 13.375% Senior Discount Notes due 2009. The Senior Discount Notes were sold at 52.3% of the face amount yielding gross proceeds of $250.0 million and E100.0 million and will accrue but not pay interest until November 2004. UPC then entered into cross-currency swaps, swapping the $252.0 million 11.25% coupon into fixed-rate and variable-rate euro notes with a notional amount totaling E240.2 million, and swapping the $200.0 million 10.875% coupon into fixed-rate and variable-rate euro notes with a notional amount totaling E190.7 million. Of the former swap, E120.1 million have a fixed interest rate of 9.9% through November 1, 2004, thereafter switching to a variable rate of EURIBOR + 4.8%. The remaining E120.1 million have a variable interest rate of EURIBOR + 4.8%. Of the latter swap, E95.4 million have a fixed interest rate of 9.9% through November 1, 2004, thereafter switching to a variable rate of EURIBOR + 4.8%. The remaining E95.4 million have a variable interest rate of EURIBOR + 4.8%. The indentures governing these notes place certain limitations on UPC's ability, and the ability of its subsidiaries, to borrow money, issue capital stock, pay dividends in stock or repurchase stock, make investments, create certain liens, engage in certain transactions with affiliates, and sell certain assets or merge with or into other companies.



UPC SENIOR NOTES JANUARY 2000 OFFERING



In January 2000, UPC completed a private placement bond offering consisting of $600.0 million and E200.0 million of ten-year 11.25% Senior Notes due 2010, $300.0 million of ten-year 11.5% Senior Notes due

                             UNITEDGLOBALCOM, INC.

2010 and $1.0 billion aggregate principal amount of ten-year 13.75% Senior Discount Notes due 2010. The Senior Discount Notes were sold at 51.2% of the face amount yielding gross proceeds of $512.2 million and will accrue but not pay interest until 2005. UPC has entered into cross-currency swaps, swapping a total of $300.0 million of the 11.25% Senior Notes into fixed euro notes with a notional amount of E297.0 million. The indentures governing these notes place certain limitations on UPC's ability, and the ability of its subsidiaries, to borrow money, issue capital stock, pay dividends in stock or repurchase stock, make investments, create certain liens, engage in certain transactions with affiliates, and sell certain assets or merge with or into other companies.



UPC POLSKA SENIOR DISCOUNT NOTES



In January 1999, UPC Polska sold 256,800 units consisting of Senior Discount Notes due 2009 and warrants to purchase 1,813,665 shares of UPC Polska's common stock. The UPC Polska 1999 Senior Discount Notes were issued at a discount to their aggregate principal amount at maturity yielding gross proceeds of approximately $100.0 million. Cash interest on the UPC Polska 1999 Senior Discount Notes will not accrue prior to February 1, 2004. Thereafter, cash interest will accrue at a rate of 14.5% per annum, payable semi-annually in arrears on August 1 and February 1 of each year, commencing August 1, 2004. In connection with the acquisition of UPC Polska, UPC acquired all of the existing warrants held in connection with the UPC Polska 1999 Senior Discount Notes. In July 1998, UPC Polska sold 252,000 units, consisting of 14.5% Senior Discount Notes due 2008 and warrants entitling the warrant holders to purchase 1,824,514 shares of UPC Polska common stock. This offering generated approximately $125.1 million in gross proceeds to UPC Polska. The UPC Polska 1998 Senior Discount Notes are unsubordinated and unsecured obligations of UPC Polska. Cash interest will not accrue prior to July 15, 2003. After that, cash interest will accrue at a rate of 14.5% per year and will be payable semi-annually in arrears on January 15 and July 15 of each year, beginning January 15, 2004. The UPC Polska 1998 Senior Discount Notes will mature on July 15, 2008. In connection with the acquisition of UPC Polska, UPC acquired all of the existing warrants held in connection with the UPC Polska 1998 Senior Discount Notes. Pursuant to the terms of the UPC Polska indenture, UPC Polska repurchased $49.1 million aggregate principal amount at maturity of these notes for $26.5 million as a result of UPC's acquisition of UPC Polska. In January 1999, UPC Polska sold $36.0 million aggregate principal amount at maturity of Series C Senior Discount Notes generating approximately $9.8 million of gross proceeds. The UPC Polska 1999 Series C Senior Discount Notes are senior unsecured obligations of UPC Polska. Original issue discount will accrete from January 20, 1999, until maturity on July 15, 2008. Cash interest will accrue beginning July 15, 2004 at a rate of 7.0% per year on the principal amount at maturity, and will be payable semi-annually in arrears, on July 15 and January 15 of each year beginning January 15, 2005. Poland Communications, Inc ("PCI"), UPC Polska's major operating subsidiary, sold $130.0 million of discount notes in October 1996. The PCI Discount Notes bear interest at 9.875%, payable on May 1 and November 1 of each year. The PCI Discount Notes mature on November 1, 2003. Pursuant to the terms of the PCI indenture, UPC Polska repurchased a majority of the PCI Discount Notes in November 1999 as a result of UPC's acquisition of UPC Polska.



UAP NOTES



The 14.0% senior notes were issued by UAP in May 1996 and September 1997 at a discount from their principal amount of $488.0 million, resulting in gross proceeds of $255.0 million. On and after May 15, 2001, cash interest will accrue and will be payable semi-annually on each May 15 and November 15, commencing November 15, 2001. The UAP Notes are due May 15, 2006. Effective May 16, 1997, the interest rate on these notes increased by an additional 0.75% per annum to 14.75%. On October 14, 1998, UAP consummated an equity sale resulting in gross proceeds to UAP of $70.0 million, reducing the interest rate from 14.75% to 14.0% per annum. Due to the increase in the interest rate effective May 16, 1997 until consummation of the equity sale, the UAP Notes will accrete to an aggregate principal amount at maturity of $492.9 million.

                             UNITEDGLOBALCOM, INC.

In November 1997, pursuant to the terms of the indentures governing the UAP Notes, UAP issued warrants to purchase 488,000 shares of its common stock. The warrants are exercisable through May 15, 2006 at a price of $10.45 per share, which would result in gross proceeds of $5.1 million upon exercise. The warrants were valued at $3.7 million and have been reflected as an additional discount to the UAP Notes on a pro-rata basis and as an increase in additional paid-in capital. Warrants to acquire 50 shares were exercised November 24, 1999.


10.  OTHER LONG-TERM DEBT


                                                    AS OF            AS OF DECEMBER 31,
                                                SEPTEMBER 30,   -----------------------------
                                                    2001            2000            1999
                                                -------------   -------------   -------------
                                                 (UNAUDITED)
                                                               (IN THOUSANDS)
UPC Bank Facility.............................   $ 2,721,273     $ 2,224,696     $         -
Exchangeable Loan.............................       874,166               -               -
UPC Bridge Facility...........................             -         696,379               -
DIC Loan......................................        49,024          51,401               -
UPC Senior Credit Facility....................             -               -         359,720
UPC Nederland Facilities......................             -               -         588,310
UPC France Facilities.........................             -               -         146,157
Other UPC.....................................       202,409         170,801         123,199
VTR Bank Facility (see Note 2)................       176,000         176,000         176,000
Austar Bank Facility (see Note 2).............       196,580         223,501         202,703
Other UAP.....................................         4,310           4,759          59,948
Other ULA.....................................         3,570             571             594
                                                 -----------     -----------     -----------
                                                   4,227,332       3,548,108       1,656,631
     Less current portion.....................      (202,729)       (193,923)        (52,180)
                                                 -----------     -----------     -----------
     Total other long-term debt...............   $ 4,024,603     $ 3,354,185     $ 1,604,451
                                                 ===========     ===========     ===========



UPC BANK FACILITY



In October 2000, UPC closed a $3.4 billion operating and term loan facility with a group of banks. The UPC Bank Facility is guaranteed by existing operating companies, excluding Polish and German assets. The UPC Bank Facility bears interest at EURIBOR +0.75% to 4.0% depending on certain ratios, and UPC pays an annual commitment fee of 0.5% over the undrawn amount. The UPC Bank Facility refinanced the UPC Senior Credit Facility, UPC Nederland Facilities, UPC France Facilities and other existing operating company bank debt totaling $1.7 billion and will finance further digital rollout and triple play by UPC's existing companies, excluding Polish and German operations. Borrowing availability is linked to certain performance criteria. Principal repayment will begin in 2004, with final maturity in 2009. The UPC Bank Facility indenture contains certain financial covenants and restrictions on UPC's companies regarding payment of dividends, ability to incur indebtedness, dispose of assets and enter into affiliate transactions.



For the nine months ended September 30, 2001 (Unaudited). UPC was in compliance with these covenants as of September 30, 2001. Concurrent with the closing of the facility, UPC entered into cross currency and interest rate swaps, pursuant to which a $347.5 million obligation under the UPC Bank Facility was effectively changed into a E408.1 million obligation until November 29, 2002. UPC entered into an interest rate swap of E1,725.0 million to fix the EURIBOR portion of the interest calculation to 4.55% for the period ending April 15, 2003.

                             UNITEDGLOBALCOM, INC.

EXCHANGEABLE LOAN -- FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001 (UNAUDITED)



In May 2001, UPC completed a placement with Liberty of $1.2 billion 6.0% Guaranteed Discount Notes due 2007, receiving proceeds of $856.8 (E1,000.0) million ("the Exchangeable Loan"). Liberty has the right to exchange the notes, which were issued by a wholly-owned subsidiary of UPC, into ordinary shares of UPC under certain circumstances at E8.0 ($6.85) per share after May 29, 2002.



The principal terms of the Exchangeable Loan are as follows:



-Exchangeable at any time into UPC ordinary shares at E8.0 ($6.85) per share.



-Callable in cash at any time in the first year at accreted value, then not callable until May 29, 2004, thereafter callable at descending premiums in cash, ordinary shares or a combination (at UPC's option) at any time prior to May 29, 2007.



-UPC has the right, at its option, to require exchange of the Exchangeable Loan into UPC ordinary shares at E8.00 per share on a E1.00 for E1.00 basis for any equity raised by UPC at a price at or above E8.00 per share during the first two years, E10.00 per share during the third year, E12.00 per share during the fourth year, and E15.00 per share during and after the fifth year.



-UPC has the right, at its option, to require exchange of the Exchangeable Loan into UPC ordinary shares, if on or after November 15, 2002, its ordinary shares trade at or above $10.28 for at least 20 out of 30 trading days, or if on or after May 29, 2004, UPC ordinary shares trade at or above $8.91 for at least 20 out of 30 trading days.



FOREIGN EXCHANGE CONTRACT -- FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001 (UNAUDITED)



In connection with the anticipated closing of the Liberty transaction and the previously anticipated rights offering of UPC, the Company entered into forward contracts with Toronto Dominion Securities to purchase E1.0 billion at a fixed conversion rate of 1.0797. For the nine months ended September 30, 2001, the total unrealized and realized loss on the forward contracts was $41.9 million. Subsequent to September 30, 2001, the remaining notional amount was settled for $0.9 million, resulting in a cumulative realized loss of $42.8 million.



UPC BRIDGE FACILITY



In March 2000, a fully committed $1.9 billion standby revolving credit facility was executed. The facility is guaranteed by UPC and certain subsidiaries. When drawn, the facility bears interest at EURIBOR +6.0% to 7.0%, with periodic increases after March 31, 2001, capped at an annual rate of 18.0% until maturity in March 2007.



DIC LOAN



In November 1998, a subsidiary of Discount Investment Corporation ("DIC") loaned UPC a total of $90.0 million to acquire the additional interests in Tevel and Melita. In connection with the DIC Loan, UPC granted to an affiliate of DIC an option to acquire a total of $90.0 million, plus accrued interest, of ordinary shares of UPC at a price equal to 90.0% of UPC's initial public offering price. In February 1999, the option agreement was amended, resulting in a grant of two options of $45.0 million each to acquire ordinary shares of UPC. DIC then exercised the first option for $45.0 million, paying in cash and acquiring 4.7 million ordinary shares of UPC. UPC repaid $45.0 million of the DIC Loan and accrued interest with proceeds received from the option exercise. In October 2000, the remaining $45.0 million DIC Loan was refinanced by a two-year

                             UNITEDGLOBALCOM, INC.

convertible note in the amount of $51.1 million at an annual interest rate of 10.0%. The note is convertible into UPC shares at the average closing price for 30 trading days before the conversion date.


VTR BANK FACILITY


In April 1999, VTR entered into a $220.0 million term loan facility in connection with the VTR Acquisition. The facility was amended in June 2000, reducing the aggregate principal amount to $176.0 million. The VTR Bank Facility bears interest at London Interbank Offered Rate ("LIBOR") plus a margin of 5.0%, and matures on April 29, 2001. The VTR Bank Facility indenture restricts certain investments and payments, including a ceiling on capital expenditures per fiscal year, as well as requires VTR to maintain certain financial ratios on a quarterly basis, such as total debt to EBITDA (as defined by the term loan agreement), debt service coverage, senior debt to EBITDA, interest coverage and minimum telephone revenue amounts.



AUSTAR BANK FACILITY



In April 1999, Austar executed a A$400.0 million syndicated senior secured debt facility to refinance the existing bank facility and to fund Austar's subscriber acquisition and working capital needs. The Austar Bank Facility consists of two sub-facilities: (i) A$200.0 million amortizing term facility ("Tranche 1") and
(ii) A$200.0 million cash advance facility ("Tranche 2"). Tranche 1 was used to refinance the existing bank facility, and Tranche 2 is available upon the contribution of additional equity on a 2:1 debt-to-equity basis. The Austar Bank Facility bears interest at the professional market rate in Australia plus a margin ranging from 1.75% to 2.25% based upon certain debt to cash flow ratios. The Austar Bank Facility is fully repayable pursuant to an amortization schedule beginning December 31, 2002 and ending March 31, 2006. As of December 31, 2000, Austar has drawn the entire amount of the facility.

                             UNITEDGLOBALCOM, INC.

FAIR VALUE OF SENIOR DISCOUNT NOTES, SENIOR NOTES AND OTHER LONG-TERM DEBT


Fair value is based on market prices for the same or similar issues.



                                                              CARRYING VALUE     FAIR VALUE
                                                              --------------   --------------
                                                                      (IN THOUSANDS)
As of December 31, 2000:
  United 1998 Notes.........................................   $  1,101,010     $    591,250
  United 1999 Notes.........................................        249,497          152,650
  UPC Senior Notes July 1999 Offering:
     UPC 10.875% dollar Senior Notes due 2009...............        700,759          525,447
     UPC 10.875% euro Senior Notes due 2009.................        278,551          175,487
     UPC 12.5% dollar Senior Discount Notes due 2009........        475,854          227,850
  UPC Senior Notes October 1999 Offering:
     UPC 10.875% dollar Senior Notes due 2007...............        177,027          133,000
     UPC 10.875% euro Senior Notes due 2007.................         92,851           59,424
     UPC 11.25% dollar Senior Notes due 2009................        221,411          165,196
     UPC 11.25% euro Senior Notes due 2009..................         93,168           60,019
     UPC 13.375% dollar Senior Discount Notes due 2009......        290,974          143,400
     UPC 13.375% euro Senior Discount Notes due 2009........        108,017           53,203
  UPC Senior Notes January 2000 Offering:
     UPC 11.25% dollar Senior Notes due 2010................        595,742          387,000
     UPC 11.25% euro Senior Notes due 2010..................        184,443          120,706
     UPC 11.5% dollar Senior Notes due 2010.................        273,780          195,000
     UPC 13.75% dollar Senior Discount Notes due 2010.......        581,253          290,000
  UPC Polska Senior Discount Notes..........................        300,163          235,749
  UAP Notes.................................................        466,241          320,365
  UPC Bank Facility.........................................      2,224,696        2,224,696
  UPC Bridge Facility.......................................        696,379          696,379
  DIC Loan..................................................         51,401           51,401
  Other UPC.................................................        170,801          170,801
  VTR Bank Facility.........................................        176,000          176,000
  Austar Bank Facility......................................        223,501          223,501
  Other Asia/Pacific and ULA................................          5,330            5,330
                                                               ------------     ------------
       Total................................................   $  9,738,849     $  7,383,854
                                                               ============     ============

                             UNITEDGLOBALCOM, INC.

                                                              CARRYING VALUE    FAIR VALUE
                                                              --------------   ------------
                                                                     (IN THOUSANDS)
As of December 31, 1999:
  United 1998 Notes.........................................    $  991,568      $  880,000
  United 1999 Notes.........................................       224,426         205,265
  UPC Senior Notes July 1999 Offering:
     UPC 10.875% dollar Senior Notes due 2009...............       759,442         775,969
     UPC 10.875% euro Senior Notes due 2009.................       301,878         305,652
     UPC 12.5% dollar Senior Discount Notes due 2009........       421,747         415,275
  UPC Senior Notes October 1999 Offering:
     UPC 10.875% dollar Senior Notes due 2007...............       191,852         206,525
     UPC 10.875% euro Senior Notes due 2007.................       100,625         102,639
     UPC 11.25% dollar Senior Notes due 2009................       239,905         262,080
     UPC 11.25% euro Senior Notes due 2009..................       100,894         103,665
     UPC 13.375% dollar Senior Discount Notes due 2009......       255,786         272,460
     UPC 13.375% euro Senior Discount Notes due 2009........       102,847         106,669
  UPC Polska Senior Discount Notes..........................       286,089         322,253
  UAP Notes.................................................       407,945         414,008
  UPC Senior Credit Facility................................       359,720         359,720
  UPC Nederland Facilities..................................       588,310         588,310
  UPC France Facilities.....................................       146,157         146,157
  Other UPC.................................................       123,199         123,199
  VTR Bank Facility.........................................       176,000         176,000
  Austar Bank Facility......................................       202,703         202,703
  Other Asia/Pacific and ULA................................        60,542          60,542
                                                                ----------      ----------
       Total................................................    $6,041,635      $6,029,091
                                                                ==========      ==========



DEBT MATURITIES


The maturities of the Company's senior discount notes, senior notes and other long-term debt are as follows (in thousands):


Year Ended December 31, 2001................................  $    193,923
Year Ended December 31, 2002................................        92,851
Year Ended December 31, 2003................................        76,721
Year Ended December 31, 2004................................       399,461
Year Ended December 31, 2005................................       739,844
Thereafter..................................................     8,236,049
                                                              ------------
       Total................................................  $  9,738,849
                                                              ============


OTHER FINANCIAL INSTRUMENTS


Interest rate swap agreements are used by the Company from time to time to manage interest rate risk on its floating rate debt facilities. Interest rate swaps are entered into depending on the Company's assessment of the market, and generally are used to convert floating-rate debt to fixed-rate debt. Interest differentials paid or received under these swap agreements are recognized over the life of the contracts as adjustments to the effective yield of the underlying debt, and related amounts payable to, or receivable from, the counterparties are included in the consolidated balance sheet. Currently, the Company has interest rate swaps managing

                             UNITEDGLOBALCOM, INC.

interest rate exposure on the UPC Bank Facility and the Austar Bank Facility. The swaps related to the UPC Bank Facility effectively convert a principal amount of $1.6 billion of variable-rate debt into fixed-rate borrowings at EURIBOR + 4.65%. The swaps related to the Austar Bank Facility effectively convert an aggregate principal amount of $83.8 million of variable-rate, long-term debt into fixed-rate borrowings.



UPC has entered into cross-currency swaps related to $1.8 billion of dollar-denominated senior notes. Under SFAS 133 these cross-currency swaps will not qualify for hedge accounting, and therefore the cross-currency swaps, as well as the senior notes which they relate to, must be presented separately on the balance sheet. The senior notes must be revalued at spot rates based on the dollar/euro exchange rate at each balance sheet date, with changes recorded as foreign exchange gains/losses in the consolidated statements of operations and comprehensive (loss) income. The cross-currency swaps likewise must be marked to market at each balance sheet date with changes recorded in the consolidated statements of operations and comprehensive (loss) income. If the Company were to implement SFAS 133 to cross-currency swaps in place at December 31, 2000, the impact for the year ended December 31, 2000 would be a net gain of between $51.1 and $78.9 million.


11.  CONVERTIBLE PREFERRED STOCK


SERIES A PREFERRED STOCK



In connection with the Company's acquisition of certain interests in Australia in 1995, the Company issued 170,513 shares of par value $0.01 per share Series A Preferred Stock. The Series A Preferred Stock had an initial liquidation value of $175.00 per share and accrued dividends at a rate of 4.0% per annum, compounded quarterly. Each share of Series A Preferred Stock was convertible into the number of shares of the Company's Class A Common Stock equal to the liquidation value at the time of conversion divided by $8.75. During the ten months ended December 31, 1998 a total of 38,369 shares of Series A Preferred Stock were converted into 850,914 shares of Class A Common Stock. During the year ended December 31, 1999, the remaining 132,144 shares of Series A Preferred Stock were converted into 3,006,404 shares of Class A Common Stock.



SERIES B PREFERRED STOCK



In connection with the Company's acquisition of certain assets in Australia in July 1998, and the acquisition of an additional interest in XYZ Entertainment in September 1998, the Company issued a total of 139,031 shares of par value $0.01 per share Series B Preferred Stock. The Series B Preferred Stock had an initial liquidation value of $212.50 per share (approximately $29.5 million) and accrues dividends at a rate of 6.5% per annum, compounded quarterly. Each share of Series B Preferred Stock is convertible into the number of shares of the Company's Class A Common Stock equal to the liquidation value at the time of conversion divided by $10.63. The Company is required to redeem the Series B Preferred Stock on June 30, 2008 at a redemption price equal to its then liquidation value plus accrued dividends. During the year ended December 31, 1999 a total of 22,846 shares of Series B Preferred Stock were converted into 487,410 shares of Class A Common Stock. During the year ended December 31, 2000, a total of 2,202 shares of Series B Preferred Stock were converted into 48,996 shares of Class A Common Stock. Assuming none of the remaining 113,983 shares of Series B Preferred Stock is converted prior to redemption, the total cost to the Company upon redemption would be approximately $45.6 million. The Company has granted certain rights to holders of the Series B Preferred Stock to register under the Securities Act of 1933 the sale of shares of Class A Common Stock into which the Series B Preferred Stock may be converted.

                             UNITEDGLOBALCOM, INC.

SERIES C PREFERRED STOCK


In July 1999, the Company issued 425,000 shares of par value $0.01 per share Series C Preferred Stock, resulting in gross and net proceeds to the Company of $425.0 and $381.6 million, respectively. The purchasers of the Series C Preferred Stock deposited $29.75 million into an account from which the holders were entitled to quarterly payments in an amount equal to $17.50 per preferred share commencing on September 30, 1999 through June 30, 2000, in cash or Class A Common Stock at United's option. On September 30, 1999, December 31, 1999, March 31, 2000 and June 30, 2000 the holders received their quarterly payment in cash. The Series C Preferred Stock had an initial liquidation value of $1,000 per share, and accrues dividends perpetually at a rate of 7.0% per annum, payable quarterly on March 31, June 30, September 30 and December 31 of each year, commencing September 30, 2000, payable in cash or Class A Common Stock at the Company's option. On September 30, 2000 and December 31, 2000 the holders received their quarterly payment in 212,889 and 509,470 shares of Class A Common Stock, respectively. Each share of Series C Preferred Stock is convertible any time at the option of the holder into the number of shares of the Company's Class A Common Stock equal to the liquidation value at the time of conversion divided by $42.15. The conversion price is subject to adjustment upon the occurrence of certain events. The Company has the right to require conversion on or after December 31, 2000 if the closing price of United's Class A Common Stock has equaled or exceeded 150.0% of the conversion price for a certain period of time, or on or after June 30, 2002 if the closing price of United's Common Stock has equaled or exceeded 130.0% of the conversion price for a certain period of time. On or after June 30, 2002, the Company has the option to redeem the Series C Preferred Stock in certain circumstances in cash or Class A Common Stock. The Series C Preferred Stock ranks senior to United's Class A Common Stock and pari passu with the Company's existing preferred stock. The Company has registered under the Securities Act of 1933 (i) the resale by holders of the Series C Preferred Stock, (ii) the shares of Class A Common Stock issuable in lieu of cash payment of amounts due on a change of control, redemption and dividend payment date and (iii) the shares of Class A Common Stock issuable upon conversion of the Series C Preferred Stock.


SERIES D PREFERRED STOCK


In December 1999, the Company issued 287,500 shares of par value $0.01 per share Series D Preferred Stock, resulting in gross and net proceeds to the Company of $287.5 and $259.9 million, respectively. The purchasers of the Series D Preferred Stock deposited $20.1 million into an account from which the holders will be entitled to quarterly payments in an amount equal to $17.50 per preferred share per quarter commencing on December 31, 1999 through September 30, 2000 in cash or Class A Common Stock at United's option. On December 31, 1999, March 31, 2000, June 30, 2000 and September 30, 2000 the holders received their payment in cash. The Series D Preferred Stock had an initial liquidation value of $1,000 per share, and accrues dividends perpetually at a rate of 7.0% per annum, payable quarterly on March 31, June 30, September 30 and December 31 of each year, commencing December 31, 2000, payable in cash or Class A Common Stock at the Company's option. On December 31, 2000 the holders received their quarterly payment in 344,641 shares of Class A Common Stock. Each share of Series D Preferred Stock is convertible any time at the option of the holder into the number of shares of the Company's Class A Common Stock equal to the liquidation value at the time of conversion divided by $63.79. The conversion price is subject to adjustment upon the occurrence of certain events. The Company has the right to require conversion on or after June 30, 2001 if the closing price of United's Common Stock has equaled or exceeded 150.0% of the conversion price for a certain period of time, or on or after December 31, 2002 if the closing price of United's Common Stock has equaled or exceeded 130.0% of the conversion price for a certain period of time. On or after December 31, 2002, the Company has the option to redeem the Series D Preferred Stock in certain circumstances in cash or Class A common stock. The Series D Preferred Stock ranks senior to United's common stock and pari passu with the Company's existing preferred stock. The Company has registered under the Securities Act of 1933 (i) the resale by holders of the Series D Preferred Stock, (ii) the shares of common stock issuable in lieu of

                             UNITEDGLOBALCOM, INC.

cash payment of amounts due on a change of control, redemption and dividend payment date and (iii) the shares of common stock issuable upon conversion of the Series D Preferred Stock.


For the nine months ended September 30, 2001 (Unaudited). Pursuant to the terms of the Company's 7.0% Series C Senior Cumulative Convertible Preferred Stock and 7.0% Series D Senior Cumulative Convertible Preferred Stock, the dividends thereon cumulate, whether or not earned or declared, on a quarterly basis on March 31, June 30, September 30 and December 31 of each year. The dividends accrue from the last dividend payment date until paid in arrears, in cash or Class A Common Stock at United's option, although paying a cash dividend is prohibited under the terms of the Company's indentures. The Company's Board of Directors has not declared a dividend on the Series C Preferred Stock or Series D Preferred Stock for the quarter ended September 30, 2001. Therefore, such dividend will continue to accrue. In the event dividends on the Series C Preferred Stock and Series D Preferred Stock are unpaid for six quarters, the holders of the Series C Preferred Stock and the holders of Series D Preferred Stock, voting as a separate class, will be entitled to elect two additional Directors to the Company's Board at the next regular or special meeting of the Company's stockholders.



12.  STOCKHOLDERS' (DEFICIT) EQUITY


COMMON STOCK

In April 1993, the Company adopted a Restated Certificate of Incorporation pursuant to which the Company authorized the issuance of two classes of common stock, Class A Common Stock and Class B Common Stock. Each share of Class A Common Stock is entitled to one vote per share while each share of Class B Common Stock is entitled to ten votes per share. Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock. The two classes of common stock are identical in all other respects.

COMMON STOCK SPLIT


On November 11, 1999, the Board of Directors authorized a two-for-one stock split effected in the form of a stock dividend distributed on November 30, 1999 to shareholders of record on November 22, 1999. The effect of the stock split has been recognized retroactively in all share and per share amounts in the accompanying consolidated financial statements and notes.


CUMULATIVE TRANSLATION ADJUSTMENTS


During the year ended December 31, 2000, the Company recorded a negative change in cumulative translation adjustments of $47.6 million, primarily due to (i) the strengthening of the U.S. dollar compared to the Australian dollar of approximately 12.2% and (ii) the strengthening of the U.S. dollar compared to the Chilean peso of approximately 6.3%.


EQUITY TRANSACTIONS OF SUBSIDIARIES


The issuance of warrants, the issuance of convertible debt with an equity component, variable plan accounting for stock options and the recognition of deferred compensation expense by the Company's subsidiaries affects

                             UNITEDGLOBALCOM, INC.

the equity accounts of the Company. The following represents the effect on additional paid-in capital and deferred compensation as a result of these equity transactions:


                                                             FOR THE NINE MONTHS ENDED
                                                                SEPTEMBER 30, 2001
                                                        -----------------------------------
                                                                      AUSTAR
                                                           UPC        UNITED       TOTAL
                                                        ----------   ---------   ----------
                                                                    (UNAUDITED)
                                                                  (IN THOUSANDS)
Variable plan accounting for stock options............   $(15,784)    $  (194)    $(15,978)
Deferred compensation expense.........................     15,784         194       15,978
Amortization of deferred compensation.................      8,614       5,151       13,765
Amortization of deferred compensation (minority
  interest)...........................................         --      (1,241)      (1,241)
Issuance of shares of subsidiary of UPC...............    (11,232)         --      (11,232)
                                                         --------     -------     --------
       Total..........................................   $ (2,618)    $ 3,910     $  1,292
                                                         ========     =======     ========



                                                FOR THE YEAR ENDED DECEMBER 31, 2000
                                          ------------------------------------------------
                                                         AUSTAR      UNITED
                                              UPC        UNITED     CORPORATE     TOTAL
                                          -----------   ---------   ---------   ----------
                                                           (IN THOUSANDS)
Variable plan accounting for stock
  options...............................   $  (7,467)    $     -      $   -      $ (7,467)
Deferred compensation expense...........       7,467           -          -         7,467
Amortization of deferred compensation...     (14,046)      9,439          -        (4,607)
Amortization of deferred compensation
  (minority interest)...................     (25,712)     (2,932)         -       (28,644)
Issuance of warrants by UPC.............      59,912           -          -        59,912
Issuance of shares by subsidiary of
  UPC...................................      75,482           -          -        75,482
                                           ---------     -------      -----      --------
       Total............................   $  95,636     $ 6,507      $   -      $102,143
                                           =========     =======      =====      ========



                                                  FOR THE YEAR ENDED DECEMBER 31, 1999
                                           --------------------------------------------------
                                                           AUSTAR      UNITED
                                               UPC         UNITED     CORPORATE      TOTAL
                                           -----------   ----------   ---------   -----------
                                                             (IN THOUSANDS)
Variable plan accounting for stock
  options................................   $ 338,261     $ 40,883      $  -       $ 379,144
Deferred compensation expense............    (180,757)     (40,883)        -        (221,640)
Amortization of deferred compensation....      79,104       22,540       679         102,323
Issuance of warrants by UPC..............      33,025            -         -          33,025
Issuance of convertible debt (DIC
  Loan)..................................      14,875            -         -          14,875
                                            ---------     --------      ----       ---------
       Total.............................   $ 284,508     $ 22,540      $679       $ 307,727
                                            =========     ========      ====       =========

                             UNITEDGLOBALCOM, INC.

OTHER CUMULATIVE COMPREHENSIVE LOSS


                                                                        AS OF DECEMBER 31,
                                               AS OF SEPTEMBER 30,   -------------------------
                                                      2001              2000          1999
                                               -------------------   -----------   -----------
                                                   (UNAUDITED)
                                                               (IN THOUSANDS)
Foreign currency translation adjustments.....       $(387,695)        $(265,567)    $(217,942)
Unrealized gain (loss) on available-for-sale
  securities.................................          11,661           (24,964)        6,704
Change in fair value of derivatives..........         (24,471)                -             -
Cumulative effect of change in accounting
  principle..................................             342                 -             -
                                                    ---------         ---------     ---------
       Total.................................       $(400,163)        $(290,531)    $(211,238)
                                                    =========         =========     =========



UNITED STOCK OPTION PLANS



In May 1993, the Company adopted a stock option plan for certain of its employees (the "Employee Plan"). The Employee Plan is construed, interpreted and administered by the compensation committee (the "Committee"), consisting of all members of the Board of Directors who are not employees of the Company. Members of the Company's Board of Directors who are not employees are not eligible to receive option grants under the Employee Plan. The Committee has the discretion to determine the employees and consultants to whom options are granted, the number of shares subject to the options, the exercise price of the options, the period over which the options become exercisable, the term of the options (including the period after termination of employment during which an option may be exercised) and certain other provisions relating to the option. The maximum number of shares subject to options that may be granted to any one participant under the Employee Plan during any calendar year is 500,000 shares. The maximum term of options granted under the Employee Plan is ten years. Options granted may be either incentive stock options under the Internal Revenue Code of 1986, as amended, or non-qualified stock options. For grants prior to December 1, 2000, options vest in equal monthly increments over 48 months. For grants subsequent to December 1, 2000, options vest 12.5% six months from the date of grant and then in equal monthly increments over the next 42 months. Vesting would be accelerated upon a change of control in the Company as defined in the Employee Plan. Under the Employee Plan, options to purchase a total of 9,200,000 shares of Class A Common Stock have been authorized, of which 498,929 were available for grant as of December 31, 2000.



The Company adopted a stock option plan for non-employee directors effective June 1, 1993 (the "1993 Director Plan"). The 1993 Director Plan provides for the grant of an option to acquire 20,000 shares of the Company's Class A Common Stock to each member of the Board of Directors who was not also an employee of the Company (a "non-employee director") on June 1, 1993, and to each person who is newly elected to the Board of Directors as a non-employee director after June 1, 1993, on the date of their election. To allow for additional option grants to non-employee directors, the Company adopted a second stock option plan for non-employee directors effective March 20, 1998 (the "1998 Director Plan," and together with the 1993 Director Plan, the "Director Plans"). Options under the 1998 Director Plan are granted at the discretion of the Company's Board.



The maximum term of options granted under the Director Plans is ten years. Under the 1993 Director Plan, options vest 25% on the first anniversary of the date of grant and then evenly over the next 36-month period. Under the 1998 Director Plan, options vest in equal monthly increments over the four-year period following the date of grant. Vesting under both Director Plans would be accelerated upon a change in control of the Company as defined in the respective Director Plans. Under the Director Plans, options to purchase a total of

                             UNITEDGLOBALCOM, INC.

1,960,000 shares of Class A Common Stock have been authorized, of which 989,167 were available for grant as of December 31, 2000.



Pro forma information regarding net (loss) income and net (loss) income per share is required by Statement of Financial Accounting Standards No. 123 ("SFAS 123"). This information is required to be determined as if the Company had accounted for its Employee Plan's and Director Plans' options granted on or after March 1, 1995 under the fair value method of SFAS 123. The fair value of options granted for the years ended December 31, 2000 and 1999 and the ten months ended December 31, 1998 reported below has been estimated at the date of grant using the Black-Scholes single-option pricing model and the following weighted-average assumptions:



                                                               FOR THE YEAR
                                                                   ENDED         FOR THE TEN
                                                               DECEMBER 31,      MONTHS ENDED
                                                             -----------------   DECEMBER 31,
                                                              2000      1999         1998
                                                             -------   -------   ------------
Risk-free interest rate....................................    5.36%     6.24%       4.60%
Expected lives.............................................  6 years   5 years     7 years
Expected volatility........................................   67.42%    70.44%      55.34%
Expected dividend yield....................................       0%        0%          0%



Based on the above assumptions, the total fair value of options granted was $16.8, $47.7, and $3.7 million for the years ended December 31, 2000 and 1999 and the ten months ended December 31, 1998, respectively. For purposes of the pro forma disclosures, the estimated fair value of the options is amortized using the straight-line method over the vesting period of the options. Had the Company's Employee Plan and Director Plans been accounted for under SFAS 123, net (loss) income and basic and diluted net (loss) income per share would have been reduced to the following pro forma amounts:



                                                     FOR THE YEAR ENDED       FOR THE TEN
                                                        DECEMBER 31,          MONTHS ENDED
                                                 --------------------------   DECEMBER 31,
                                                     2000           1999          1998
                                                 -------------   ----------   ------------
                                                 (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net (loss) income:
  As reported..................................   $(1,220,890)    $636,318     $(545,532)
                                                  ===========     ========     =========
  Pro forma....................................   $(1,233,516)    $624,619     $(548,226)
                                                  ===========     ========     =========
Net (loss) income per common share:
  Basic........................................   $    (13.24)    $   7.53     $   (7.43)
                                                  ===========     ========     =========
  Diluted......................................   $    (13.24)    $   6.67     $   (7.43)
                                                  ===========     ========     =========
  Pro forma basic..............................   $    (13.37)    $   7.39     $   (7.47)
                                                  ===========     ========     =========
  Pro forma diluted............................   $    (13.37)    $   6.55     $   (7.47)
                                                  ===========     ========     =========

                             UNITEDGLOBALCOM, INC.

A summary of stock option activity for the Employee Plan is as follows:


                                                FOR THE YEAR ENDED DECEMBER 31,
                                  -----------------------------------------------------------    FOR THE TEN MONTHS ENDED
                                             2000                           1999                     DECEMBER 31, 1998
                                  ---------------------------   -----------------------------   ---------------------------
                                                 WEIGHTED-                       WEIGHTED-                     WEIGHTED-
                                                  AVERAGE                         AVERAGE                       AVERAGE
                                    NUMBER     EXERCISE PRICE      NUMBER      EXERCISE PRICE     NUMBER     EXERCISE PRICE
                                  ----------   --------------   ------------   --------------   ----------   --------------
Outstanding at beginning of the
  period........................  4,402,287        $14.84         5,309,526        $ 5.53       5,894,952        $5.92
Granted during the period.......  1,293,800        $16.96         1,467,445        $34.11         739,000        $4.94
Cancelled during the period.....    (65,587)       $20.51          (624,095)       $ 6.75        (498,138)       $9.34
Exercised during the period.....   (860,284)       $ 6.00        (1,750,589)       $ 5.67        (826,288)       $5.44
                                   --------        ------        ----------        ------        --------        -----
Outstanding at end of the
  period........................  4,770,216        $16.95         4,402,287        $14.84       5,309,526        $5.53
                                   ========        ======        ==========        ======        ========        =====
Exercisable at end of the
  period........................  2,305,039        $10.76         2,436,077        $ 6.17       3,362,324        $5.55
                                   ========        ======        ==========        ======        ========        =====


A summary of stock option activity for the Director Plans is as follows:


                                              FOR THE YEAR ENDED DECEMBER 31,                  FOR THE TEN MONTHS
                                  -------------------------------------------------------      ENDED DECEMBER 31,
                                             2000                         1999                        1998
                                  --------------------------   --------------------------   -------------------------
                                                WEIGHTED-                    WEIGHTED-                   WEIGHTED-
                                                 AVERAGE                      AVERAGE                     AVERAGE
                                   NUMBER     EXERCISE PRICE    NUMBER     EXERCISE PRICE    NUMBER    EXERCISE PRICE
                                  ---------   --------------   ---------   --------------   --------   --------------
Outstanding at beginning of the
  period........................   718,333        $15.84        770,000        $ 5.73       520,000        $ 6.08
Granted during the period.......    80,000        $38.66        150,000        $54.66       330,000        $ 4.94
Cancelled during the period.....   (40,000)       $52.94       (114,167)       $ 4.30             -        $    -
Exercised during the period.....  (128,333)       $ 7.27        (87,500)       $ 8.47       (80,000)       $ 4.75
                                  ---------       ------       --------        ------       -------        ------
Outstanding at end of the
  period........................   630,000        $18.13        718,333        $15.84       770,000        $ 5.73
                                  =========       ======       ========        ======       =======        ======
Exercisable at end of the
  period........................   386,874        $ 8.75        436,874        $ 5.67       463,956        $ 6.29
                                  =========       ======       ========        ======       =======        ======


The combined weighted-average fair values and weighted-average exercise prices of options granted are as follows:


                                              FOR THE YEAR ENDED DECEMBER 31,
                            -------------------------------------------------------------------      FOR THE TEN MONTHS ENDED
                                          2000                               1999                        DECEMBER 31, 1998
                            --------------------------------   --------------------------------   -------------------------------
                                           FAIR     EXERCISE                  FAIR     EXERCISE                 FAIR     EXERCISE
      EXERCISE PRICE          NUMBER      VALUE      PRICE       NUMBER      VALUE      PRICE       NUMBER      VALUE     PRICE
--------------------------  ----------   --------   --------   ----------   --------   --------   ----------   -------   --------
Less than market price....      4,250     $38.22     $ 5.74            -     $    -     $    -      150,000     $6.61     $5.19
Equal to market price.....  1,342,546     $12.23     $18.30    1,486,279     $27.54     $38.41      919,000     $3.00     $4.90
Greater than market
  price...................     27,004     $ 9.44     $16.29      131,166     $51.88     $ 8.92            -     $   -     $   -
                            ---------     ------     ------    ---------     ------     ------    ---------     -----     -----
      Total...............  1,373,800     $12.26     $18.22    1,617,445     $29.52     $36.02    1,069,000     $3.50     $4.94
                            =========     ======     ======    =========     ======     ======    =========     =====     =====

                             UNITEDGLOBALCOM, INC.

The following table summarizes information about employee and director stock options outstanding and exercisable at December 31, 2000:



                                                    OPTIONS OUTSTANDING                     OPTIONS EXERCISABLE
                                       ----------------------------------------------   ---------------------------
                                                    WEIGHTED-AVERAGE
                                                       REMAINING         WEIGHTED-                     WEIGHTED-
                                                    CONTRACTUAL LIFE      AVERAGE                       AVERAGE
        EXERCISE PRICE RANGE             NUMBER         (YEARS)        EXERCISE PRICE     NUMBER     EXERCISE PRICE
-------------------------------------  ----------   ----------------   --------------   ----------   --------------
$ 2.25 - $  6.38.....................  2,337,126         5.63              $ 5.03       1,881,792        $ 5.08
$ 6.84 - $ 16.29.....................  1,726,079         8.45              $12.91         412,654        $ 7.57
$19.28 - $ 43.13.....................    634,176         8.53              $26.50         225,341        $25.22
$52.94 - $114.13.....................    702,835         8.92              $58.96         172,126        $57.14
                                       ---------         ----              ------       ---------        ------
      Total..........................  5,400,216         7.30              $17.09       2,691,913        $10.48
                                       =========         ====              ======       =========        ======


SUBSIDIARY STOCK OPTION PLANS

UPC Plan


In June 1996, UPC adopted a stock option plan (the "UPC Plan") for certain of its employees and those of its subsidiaries. There are 18,000,000 total shares available for the granting of options under the UPC Plan, which are held by Stichting Administratiekantoor UPC (the "Foundation"), which administers the UPC Plan. Each option represents the right to acquire from the Foundation a certificate representing the economic value of one share. Following consummation of the initial public offering, any certificates issued to employees who have exercised their options are convertible into UPC common stock. United appoints the board members of the Foundation and thus controls the voting of the Foundation's common stock. The options are granted at fair market value determined by UPC's Supervisory Board at the time of the grant. The maximum term that the options can be exercised is five years from the date of the grant. In order to introduce the element of "vesting" of the options, the UPC Plan provides that even though the options are exercisable immediately, the shares to be issued for options granted in 1996 vest in equal monthly increments over a three-year period from the effective date set forth in the option grant. In March 1998, the UPC Plan was revised to increase the vesting period for any new grants of options to four years, vesting in equal monthly increments. Upon termination of an employee (except in the case of death, disability or the like), all unvested options previously exercised must be resold to the Foundation at the original purchase price, or all vested options must be exercised, within 30 days of the termination date. UPC's Supervisory Board may alter these vesting schedules in its discretion. An employee has the right at any time to put his certificates or shares from exercised vested options to the Foundation at a price equal to the fair market value. UPC can also call such certificates or shares for a cash payment upon termination in order to avoid dilution, except for certain awards, which cannot be called by UPC until expiration of the underlying options. The UPC Plan also contains anti-dilution protection and provides that, in the case of change of control, the acquiring company has the right to require UPC to acquire all of the options outstanding at the per share value determined in the transaction giving rise to the change of control.



Pro forma information regarding net (loss) income and net (loss) income per share is required by SFAS 123. This information is required to be determined as if UPC had accounted for the UPC Plan under the fair value method of SFAS 123. The fair value of options granted for the years ended December 31, 2000 and 1999

                             UNITEDGLOBALCOM, INC.

reported below has been estimated at the date of grant using the Black-Scholes single-option pricing model and the following weighted-average assumptions:



                                                               FOR THE YEAR ENDED
                                                                  DECEMBER 31,
                                                              --------------------
                                                               2000         1999
                                                              -------      -------
Risk-free interest rate.....................................    4.60%        5.76%
Expected lives..............................................  5 years      5 years
Expected volatility.........................................   74.14%       56.82%
Expected dividend yield.....................................       0%           0%



Based on the above assumptions, the total fair value of options granted was approximately $129.7 and $38.8 million for the years ended December 31, 2000 and 1999, respectively. For purposes of the pro forma disclosures, the estimated fair value of the options is amortized using the straight-line method over the vesting period of the options. Had the UPC Plan been accounted for under SFAS 123, net (loss) income and basic and diluted net (loss) income per share would have been reduced to the following pro forma amounts:



                                                                  FOR THE YEAR ENDED
                                                                     DECEMBER 31,
                                                              --------------------------
                                                                  2000           1999
                                                              -------------   ----------
                                                                    (IN THOUSANDS,
                                                              EXCEPT PER SHARE AMOUNTS)
Net (loss) income:
  As reported...............................................   $(1,220,890)    $636,318
                                                               ===========     ========
  Pro forma.................................................   $(1,258,190)    $630,126
                                                               ===========     ========
Net (loss) income per common share:
  Basic.....................................................   $   (13.24)     $   7.53
                                                               ===========     ========
  Diluted...................................................   $   (13.24)     $   6.67
                                                               ===========     ========
  Pro forma basic...........................................   $   (13.63)     $   7.46
                                                               ===========     ========
  Pro forma diluted.........................................   $   (13.63)     $   6.61
                                                               ===========     ========

                             UNITEDGLOBALCOM, INC.

A summary of stock option activity for the UPC Plan is as follows:


                                                                   FOR THE YEAR ENDED DECEMBER 31,
                                     -------------------------------------------------------------------------------------------
                                                 2000                           1999                            1998
                                     ----------------------------   -----------------------------   ----------------------------
                                                     WEIGHTED-                       WEIGHTED-                      WEIGHTED-
                                                      AVERAGE                         AVERAGE                        AVERAGE
                                       NUMBER      EXERCISE PRICE      NUMBER      EXERCISE PRICE     NUMBER      EXERCISE PRICE
                                     -----------   --------------   ------------   --------------   -----------   --------------
                                                      (EUROS)                         (EUROS)                        (EUROS)
Outstanding at beginning of the
  period...........................  10,955,679        E 6.94        12,586,500        E 1.72        6,724,656        E1.59
Granted during the period..........   2,629,762        E27.97         4,338,000        E14.91        7,029,000        E1.83
Cancelled during the period........    (127,486)       E21.39          (266,565)       E 3.44          (42,156)       E1.59
Exercised during the period........  (2,225,625)       E 2.19        (5,702,256)       E 1.65       (1,125,000)       E1.59
                                      ---------        ------        ----------        ------        ---------        -----
Outstanding at end of the period...  11,232,330        E12.62        10,955,679        E 6.94       12,586,500        E1.72
                                      =========        ======        ==========        ======        =========        =====
Exercisable at end of the
  period(1)........................   5,803,659        E 7.62         4,769,595        E 3.10       12,586,500        E1.72
                                      =========        ======        ==========        ======        =========        =====


------------

(1)Includes certificate rights as well as options.


The combined weighted-average fair values and weighted-average exercise prices of options granted are as follows:


                                                         FOR THE YEAR ENDED DECEMBER 31,
                       ----------------------------------------------------------------------------------------------------
                                     2000                              1999                              1998
                       --------------------------------   -------------------------------   -------------------------------
                                      FAIR     EXERCISE                 FAIR     EXERCISE                 FAIR     EXERCISE
   EXERCISE PRICE        NUMBER      VALUE      PRICE       NUMBER      VALUE     PRICE       NUMBER      VALUE     PRICE
---------------------  ----------   --------   --------   ----------   -------   --------   ----------   -------   --------
                                          (EUROS)                           (EUROS)                           (EUROS)
Less than market
  price..............  2,124,486     E60.37     E24.23      375,000     E8.94     E16.12            -     E   -     E   -
Equal to market
  price..............    359,910     E24.25     E38.02    3,963,000     E8.95     E14.79    7,029,000     E1.83     E1.83
Greater than market
  price..............    145,366     E25.89     E57.75            -     E   -     E    -            -     E   -     E   -
                       ---------     ------     ------    ---------     -----     ------    ---------     -----     -----
      Total..........  2,629,762     E53.52     E27.97    4,338,000     E8.94     E14.91    7,029,000     E1.83     E1.83
                       =========     ======     ======    =========     =====     ======    =========     =====     =====



The following table summarizes information about stock options outstanding and exercisable as of December 31, 2000:



                                           OPTIONS OUTSTANDING                OPTIONS EXERCISABLE
                                ------------------------------------------   ----------------------
                                              WEIGHTED-AVERAGE   WEIGHTED-                WEIGHTED-
                                                 REMAINING        AVERAGE                  AVERAGE
                                              CONTRACTUAL LIFE   EXERCISE                 EXERCISE
 EXERCISE PRICE RANGE (EUROS)     NUMBER          (YEARS)          PRICE       NUMBER       PRICE
------------------------------  -----------   ----------------   ---------   ----------   ---------
                                                                  (EUROS)                  (EUROS)
E  1.59-E  2.05...............   4,524,702         2.62           E 1.83     3,674,474     E 1.82
E  9.67-E 18.17...............   2,996,379         3.33           E12.98     1,180,152     E12.56
E 18.65-E 20.08...............   2,631,826         3.98           E19.41       753,900     E19.44
E 20.10-E 75.00...............   1,079,423         4.24           E40.30       195,133     E41.32
                                ----------         ----           ------     ---------     ------
      Total...................  11,232,330         3.28           E12.62     5,803,659     E 7.62
                                ==========         ====           ======     =========     ======

                             UNITEDGLOBALCOM, INC.

The UPC Plan was accounted for as a variable plan prior to UPC's initial public offering in February 1999. Accordingly, compensation expense was recognized at each financial statement date based on the difference between the grant price and the estimated fair value of UPC's common stock. Thereafter, the UPC Plan has been accounted for as a fixed plan. Compensation expense of $31.0, $6.2 and $134.7 million was recognized for the years ended December 31, 2000 and 1999 and the ten months ended December 31, 1998, respectively.


UPC Phantom Stock Option Plan

In March 1998, UPC adopted a phantom stock option plan (the "UPC Phantom Plan") which permits the grant of phantom stock rights in up to 7,200,000 shares of UPC's common stock. The rights are granted at fair market value determined by UPC's Supervisory Board at the time of grant, and generally vest in equal monthly increments over the four-year period following the effective date of grant and may be exercised for ten years following the effective date of grant. The UPC Phantom Plan gives the employee the right to receive payment equal to the difference between the fair market value of a share of UPC common stock and the option base price for the portion of the rights vested. UPC, at its sole discretion, may make payment in (i) cash, (ii) freely tradable shares of United Class A Common Stock or (iii) freely tradable shares of UPC's common stock. If UPC chooses to make a cash payment, even though its stock is publicly traded, employees have the option to receive an equivalent number of freely tradable shares of stock instead. The UPC Phantom Plan contains anti-dilution protection and provides that, in certain cases of a change of control, all phantom options outstanding become fully exercisable.


A summary of stock option activity for the UPC Phantom Plan is as follows:



                                                        FOR THE YEAR ENDED DECEMBER 31,
                                   -------------------------------------------------------------------------
                                            2000                     1999                      1998
                                   ----------------------   -----------------------   ----------------------
                                                WEIGHTED-                 WEIGHTED-                WEIGHTED-
                                                 AVERAGE                   AVERAGE                  AVERAGE
                                                EXERCISE                  EXERCISE                 EXERCISE
                                     NUMBER       PRICE       NUMBER        PRICE       NUMBER       PRICE
                                   ----------   ---------   -----------   ---------   ----------   ---------
                                                 (EUROS)                   (EUROS)                  (EUROS)
Outstanding at beginning of the
  period.........................  4,144,563     E 2.98      6,172,500      E1.91             -      E   -
Granted during the period........    391,641     E17.49        585,000      E9.67     6,172,500      E1.91
Cancelled during the period......   (673,614)    E 2.99     (1,540,128)     E2.00             -      E   -
Exercised during the period......   (128,222)    E 3.02     (1,072,809)     E1.89             -      E   -
                                   ---------     ------     ----------      -----     ---------      -----
Outstanding at end of the
  period.........................  3,734,368     E 4.74      4,144,563      E2.98     6,172,500      E1.91
                                   =========     ======     ==========      =====     =========      =====
Exercisable at end of the
  period.........................  2,526,369     E 3.39      1,554,813      E2.47     1,411,407      E1.84
                                   =========     ======     ==========      =====     =========      =====

                             UNITEDGLOBALCOM, INC.

The combined weighted-average fair values and weighted-average exercise prices of options granted are as follows:



                                                       FOR THE YEAR ENDED DECEMBER 31,
                       ------------------------------------------------------------------------------------------------
                                    2000                            1999                             1998
                       ------------------------------   -----------------------------   -------------------------------
                                    FAIR     EXERCISE               FAIR     EXERCISE                 FAIR     EXERCISE
   EXERCISE PRICE       NUMBER     VALUE      PRICE      NUMBER     VALUE     PRICE       NUMBER      VALUE     PRICE
---------------------  --------   --------   --------   --------   -------   --------   ----------   -------   --------
                                        (EUROS)                         (EUROS)                           (EUROS)
Less than market
  price..............  391,641     E39.40     E17.49          -     E   -     E   -             -     E   -     E   -
Equal to market
  price..............        -     E    -     E    -    585,000     E9.67     E9.67     6,172,500     E1.91     E1.91
                       -------     ------     ------    -------     -----     -----     ---------     -----     -----
      Total..........  391,641     E39.40     E17.49    585,000     E9.67     E9.67     6,172,500     E1.91     E1.91
                       =======     ======     ======    =======     =====     =====     =========     =====     =====



The following table summarizes information about stock options outstanding and exercisable as of December 31, 2000:



                                           OPTIONS OUTSTANDING                    OPTIONS EXERCISABLE
                                ------------------------------------------   ------------------------------
                                              WEIGHTED-AVERAGE   WEIGHTED-                 WEIGHTED-AVERAGE
                                                 REMAINING        AVERAGE                     REMAINING
                                              CONTRACTUAL LIFE   EXERCISE                  CONTRACTUAL LIFE
 EXERCISE PRICE RANGE (EUROS)     NUMBER          (YEARS)          PRICE       NUMBER          (YEARS)
------------------------------  -----------   ----------------   ---------   -----------   ----------------
                                                                  (EUROS)                      (EUROS)
E  1.82.......................   1,925,713         7.21           E 1.82      1,702,495         E 1.82
E  2.05.......................     922,032         7.71           E 2.05        472,970         E 2.05
E  9.67.......................     472,500         8.11           E 9.67        225,938         E 9.67
E 11.40-E 28.67...............     414,123         9.23           E18.72        124,966         E18.47
                                ----------         ----           ------     ----------         ------
      Total...................   3,734,368         7.67           E 4.74      2,526,369         E 3.39
                                ==========         ====           ======     ==========         ======



The UPC Phantom Plan is accounted for as a variable plan in accordance with its terms, resulting in compensation expense for the difference between the grant price and the fair market value at each financial statement date. Compensation (credit) expense of $(75.9), $123.2 and $26.4 million was recognized for the years ended December 31, 2000 and 1999 and the ten months ended December 31, 1998, respectively.


chello Phantom Stock Option Plan


In June 1998, UPC adopted a phantom stock option plan (the "chello Phantom Plan"), which permits the grant of phantom stock rights of chello, a wholly owned subsidiary of UPC. The rights are granted at an option price equal to the fair market value at the time of grant, and generally vest in equal monthly increments over the four-year period following the effective date of grant and the option must be exercised, in all cases, not more than ten years from the effective date of grant. The chello Phantom Plan gives the employee the right to receive payment equal to the difference between the fair market value of a share (as defined in the chello Phantom Plan) of chello and the option price for the portion of the rights vested. UPC, at its sole discretion, may make the required payment in (i) cash, (ii) freely tradable shares of United Class A Common Stock,
(iii) the common stock of UPC, which shall be valued at the closing price on the day before the date the Company makes payment to the option holder, or (iv) chello's common shares, if they are publicly traded and freely tradable ordinary shares. If UPC chooses to make a cash payment, even though its stock is publicly

                             UNITEDGLOBALCOM, INC.

traded, employees have the option to receive an equivalent number of freely tradable shares of chello's stock instead. It is the intention of UPC to settle all phantom options through the issuance of ordinary shares.


A summary of stock option activity for the chello Phantom Plan is as follows:


                                                              FOR THE YEAR ENDED DECEMBER 31,
                                -------------------------------------------------------------------------------------------
                                           2000                             1999                            1998
                                ---------------------------      ---------------------------      -------------------------
                                               WEIGHTED-                        WEIGHTED-                      WEIGHTED-
                                                AVERAGE                          AVERAGE                        AVERAGE
                                  NUMBER     EXERCISE PRICE        NUMBER     EXERCISE PRICE       NUMBER    EXERCISE PRICE
                                ----------   --------------      ----------   --------------      --------   --------------
                                                (EUROS)                          (EUROS)          (EUROS)
Outstanding at beginning of
  the period..................  2,330,129        E4.54             570,000        E4.54                 -        E   -
Granted during the period.....          -        E   -             235,000        E4.54           570,000        E4.54
Granted during the period.....    117,438        E9.08           1,309,838        E9.08                 -        E   -
Granted during the period.....    804,525        E   -      (1)    355,500        E   -      (1)        -        E   -
Cancelled during the period...   (154,297)       E6.27            (128,542)       E4.71                 -        E   -
Exercised during the period...   (743,632)       E6.68             (11,667)       E4.54                 -        E   -
                                 --------        -----            --------        -----            ------        -----
Outstanding at end of the
  period......................  2,354,163        E8.16      (2)  2,330,129        E7.54      (2)  570,000        E4.54
                                 ========        =====            ========        =====            ======        =====
Exercisable at end of the
  period......................    412,768        E7.55      (2)    414,913        E6.13      (2)   70,625        E4.54
                                 ========        =====            ========        =====            ======        =====



The following table summarizes information about stock options outstanding and exercisable as of December 31, 2000:



                                           OPTIONS OUTSTANDING                OPTIONS EXERCISABLE
                                ------------------------------------------   ---------------------
                                              WEIGHTED-AVERAGE   WEIGHTED-               WEIGHTED-
                                                 REMAINING        AVERAGE                 AVERAGE
                                              CONTRACTUAL LIFE   EXERCISE                EXERCISE
 EXERCISE PRICE RANGE (EUROS)     NUMBER          (YEARS)          PRICE      NUMBER       PRICE
------------------------------  -----------   ----------------   ---------   ---------   ---------
                                                                  (EUROS)                 (EUROS)
E4.54.........................     246,722          6.97          E 4.54       69,482     E 4.54
E9.08.........................     973,116          8.56          E 9.08      137,363     E 9.08
(1)...........................   1,134,325          9.03          E    -      205,923     E    -
                                 ---------          ----          ------      -------     ------
       Total..................   2,354,163          8.62          E 8.16      412,768     E 7.55
                                 =========          ====          ======      =======     ======


------------

(1)Of the total number of options granted to date, the option price with respect to these options is the chello broadband initial public offering price.



(2)Excluding the shares discussed in (1) above.



The chello Phantom Plan is accounted for as a variable plan in accordance with its terms, resulting in compensation expense for the difference between the grant price and the fair market value at each financial statement date. Compensation (credit) expense of $(23.7), $72.8 and $1.1 million was recognized for the years ended December 31, 2000, 1999 and 1998, respectively. The Company's estimate of the fair value of its ordinary stock as of December 31, 2000 utilized in recording compensation (credit) expense and deferred compensation expense under the chello Phantom Plan was $19.50 per share.

                             UNITEDGLOBALCOM, INC.

chello Stock Option Plan



In June 1999, the Company adopted a stock option plan (the "chello Plan"). Under the chello Plan, the Company's Supervisory Board may grant stock options to the Company's employees at fair market value determined by the Company's Supervisory Board at the time of grant. All options are exercisable upon grant and for a period of five years. In order to introduce the element of "vesting" of the options, the chello Plan provides that even though the options are exercisable immediately, the shares to be issued or options to be granted are deemed to vest 1/48th per month for a four-year period from the date of grant. If the employee's employment terminates, other than in case of death, disability or the like, for a so-called "urgent reason" under Dutch law or for documented and material non-performance, all unvested options previously exercised must be resold to the Company at the original purchase price, and all vested options must be exercised, within 30 days of the termination date. The Supervisory Board may alter these vesting schedules at its discretion. The chello Plan provides that in the case of a change of control, the Company has the right to require a foundation to acquire all of the options outstanding at a per-share value determined in the transaction giving rise to the change in its control.



Pro forma information regarding net (loss) income and net (loss) income per share is required by SFAS 123. This information is required to be determined as if UPC had accounted for the chello Plan under the fair value method of SFAS
123. The fair value of options granted for the years ended December 31, 2000 and 1999 reported below has been estimated at the date of grant using the Black-Scholes single-option pricing model and the following weighted-average assumptions:



                                                               FOR THE YEAR ENDED
                                                                  DECEMBER 31,
                                                              --------------------
                                                               2000         1999
                                                              -------      -------
Risk-free interest rate.....................................    3.41%        3.41%
Expected lives..............................................  5 years      5 years
Expected volatility.........................................    95.0%        95.0%
Expected dividend yield.....................................       0%           0%

                             UNITEDGLOBALCOM, INC.

Based on the above assumptions, the total fair value of options granted under the chello Plan was nil and $3.9 million for the years ended December 31, 2000 and 1999, respectively. For purposes of the pro forma disclosures, the estimated fair value of the options is amortized using the straight-line method over the vesting period of the options. Had the chello Plan been accounted for under SFAS 123, net (loss) income and basic and diluted net (loss) income per share would have been reduced to the following pro forma amounts:



                                                                  FOR THE YEAR ENDED
                                                                     DECEMBER 31,
                                                              --------------------------
                                                                  2000           1999
                                                              -------------   ----------
                                                                    (IN THOUSANDS,
                                                              EXCEPT PER SHARE AMOUNTS)
Net (loss) income:
  As reported...............................................   $(1,220,890)    $636,318
                                                               ===========     ========
  Pro forma.................................................   $(1,221,572)    $635,556
                                                               ===========     ========
Net (loss) income per common share:
  Basic.....................................................   $    (13.24)    $   7.53
                                                               ===========     ========
  Diluted...................................................   $    (13.24)    $   6.67
                                                               ===========     ========
  Pro forma basic...........................................   $    (13.25)    $   7.52
                                                               ===========     ========
  Pro forma diluted.........................................   $    (13.25)    $   6.67
                                                               ===========     ========



A summary of stock option activity for the chello Stock Option Plan is as follows:



                                                  FOR THE YEAR ENDED DECEMBER 31,
                                     ----------------------------------------------------------
                                                 2000                          1999
                                     ----------------------------   ---------------------------
                                                     WEIGHTED-                     WEIGHTED-
                                                      AVERAGE                       AVERAGE
                                      NUMBER       EXERCISE PRICE     NUMBER     EXERCISE PRICE
                                     ---------     --------------   ----------   --------------
                                                      (EUROS)                       (EUROS)
Outstanding at beginning of the
  period...........................   300,000         E  9.08               -       E     -
Granted during the period..........         -         E     -         550,000       E  9.08
Cancelled during the period........         -         E     -               -       E     -
Exercised during the period........         -(1)      E     -        (250,000)      E  9.08
                                      -------         -------        --------       -------
Outstanding at end of the period...   300,000         E  9.08         300,000       E  9.08
                                      =======         =======        ========       =======
Exercisable at end of the period...   240,625(1)      E  9.08         103,125       E  9.08
                                      =======         =======        ========       =======


------------

(1)Of the number of vested options, 109,375 options are already exercised.

                             UNITEDGLOBALCOM, INC.

The following table summarizes information about stock options outstanding and exercisable as of December 31, 2000:



                                           OPTIONS OUTSTANDING               OPTIONS EXERCISABLE
                                 ----------------------------------------   ---------------------
                                             WEIGHTED-AVERAGE   WEIGHTED-               WEIGHTED-
                                                REMAINING        AVERAGE                 AVERAGE
                                             CONTRACTUAL LIFE   EXERCISE                EXERCISE
 EXERCISE PRICE RANGE (EUROS)     NUMBER         (YEARS)          PRICE      NUMBER       PRICE
-------------------------------  ---------   ----------------   ---------   ---------   ---------
                                                                 (EUROS)                 (EUROS)
E9.08..........................   300,000          3.25          E 9.08      240,625     E 9.08
                                  =======          ====          ======      =======     ======



Priority Telecom Stock Option Plan



In 2000, Priority Telecom adopted a stock option plan (the "Priority Telecom Plan") for its employees and those of its subsidiaries. There are approximately
20.0 million shares available for the granting of options under the Priority Telecom Plan, which are held by the Priority Telecom Foundation, which administers the Priority Telecom Plan. Each option represents the right to acquire from the Priority Telecom Foundation a certificate representing the economic value of one share. Following consummation of the initial public offering, any certificates issued to employees who have exercised their options are convertible into Priority Telecom common stock. Priority Telecom appoints the board members of the Priority Telecom Foundation and thus controls the voting of the Priority Telecom Foundation's common stock. The options are granted at fair market value at the time of grant. The maximum term that the options can be exercised is five years from the date of grant. The vesting period for any new grants of options is four years, vesting in equal monthly increments. The Priority Telecom Plan provides that, in the case of a change of control, the acquiring company has the right to require Priority Telecom to acquire all of the options outstanding at the per share value determined in the transaction giving rise to the change of control.



In connection with the acquisition of Cignal by Priority Telecom, options were granted to the former Cignal employees. No other grants were made under the Priority Telecom Plan during 2000. The fair value of the exercisable portion of the options granted to the former Cignal employees has been included in the aggregate purchase price for Cignal.



A summary of stock option activity for the Priority Telecom Plan is as follows:



                                                                FOR THE YEAR ENDED
                                                                DECEMBER 31, 2000
                                                              ----------------------
                                                                           WEIGHTED-
                                                                            AVERAGE
                                                                           EXERCISE
                                                                NUMBER       PRICE
                                                              ----------   ---------
                                                                            (EUROS)
Outstanding at beginning of the period......................          -      E   -
Granted during the period...................................  6,189,510      E3.65
Cancelled during the period.................................          -      E   -
Exercised during the period.................................          -      E   -
                                                              ---------      -----
Outstanding at end of the period............................  6,189,510      E3.65
                                                              =========      =====
Exercisable at end of the period............................  3,388,694      E2.23
                                                              =========      =====

                             UNITEDGLOBALCOM, INC.

Asia/Pacific Plan



In March 1998, Asia/Pacific's Board of Directors approved a stock option plan (the "Asia/Pacific Plan") which permitted the grant of phantom stock options or the grant of stock options to purchase up to 1,800,000 shares of Asia/Pacific's Class A Common Stock. The options vested in equal monthly increments over a four-year period following the date of grant, and gave the employee the right with respect to vested options to receive a cash payment equal to the difference between the fair market value of a share of Asia/Pacific stock and the option base price per share. The Asia/Pacific Plan was cancelled effective July 22, 1999. Under variable plan accounting, a total of $17.6 million of compensation expense was recognized during 1999 by Asia/Pacific through the cancellation date.



A summary of phantom stock option activity for the Asia/Pacific Plan is as follows:



                                           FOR THE YEAR ENDED         FOR THE TEN MONTHS ENDED
                                           DECEMBER 31, 1999              DECEMBER 31, 1998
                                      ----------------------------   ---------------------------
                                                      WEIGHTED-                     WEIGHTED-
                                                       AVERAGE                       AVERAGE
                                        NUMBER      EXERCISE PRICE     NUMBER     EXERCISE PRICE
                                      -----------   --------------   ----------   --------------
Outstanding at beginning of the
  period............................   1,779,500        $10.00               -        $    -
Granted during the period...........      65,000        $10.00       1,779,500        $10.00
Cancelled during the period.........  (1,844,500)       $10.00               -        $    -
Exercised during the period.........           -        $    -               -        $    -
                                      ----------        ------       ---------        ------
Outstanding at end of the period....           -        $    -       1,779,500        $10.00
                                      ==========        ======       =========        ======
Exercisable at end of the period....           -        $    -         584,063        $10.00
                                      ==========        ======       =========        ======


The combined weighted-average fair values and weighted-average exercise prices of options granted are as follows:


                             FOR THE YEAR ENDED             FOR THE TEN MONTHS ENDED
                              DECEMBER 31, 1999                DECEMBER 31, 1998
                        -----------------------------   --------------------------------
                                    FAIR     EXERCISE                  FAIR     EXERCISE
    EXERCISE PRICE      NUMBER     VALUE      PRICE       NUMBER      VALUE      PRICE
----------------------  -------   --------   --------   ----------   --------   --------
Equal to market
  price...............  65,000     $10.00     $10.00    1,779,500     $10.00     $10.00
                        ======     ======     ======    =========     ======     ======


Austar United Plan


On June 17, 1999, Austar United established a stock option plan (the "Austar United Plan"). Effective on Austar United's initial public offering date of July 27, 1999, certain employees of United and Austar United were granted options under the Austar United Plan in direct proportion to their previous holding of Asia/Pacific options under the Asia/Pacific Plan along with retroactive vesting through the initial public offering date to reflect vesting under the Asia/Pacific Plan. The maximum term of options granted under the Austar United Plan is ten years. The options vest in equal monthly increments over a four-year period following the date of grant. Under the Austar United Plan, options to purchase a total of 28,760,709 shares have been authorized, of which 1,115,580 were available for grant.



Pro forma information regarding net (loss) income and net (loss) income per share is required by SFAS 123. This information is required to be determined as if Austar United had accounted for its Austar United Plan under the fair value method of SFAS 123. The fair value of options granted for the years ended December 31,

                             UNITEDGLOBALCOM, INC.

2000 and 1999 reported below has been estimated at the date of grant using the Black-Scholes single-option pricing model and the following weighted-average assumptions:



                                                              FOR THE YEAR ENDED
                                                                 DECEMBER 31,
                                                              -------------------
                                                                2000       1999
                                                              --------   --------
Risk-free interest rate.....................................     5.27%      5.81%
Expected lives..............................................   7 years    7 years
Expected volatility.........................................    55.48%     40.44%
Expected dividend yield.....................................        0%         0%



Based on the above assumptions, the total fair value of options granted was approximately $3.1 and $57.7 million for the years ended December 31, 2000 and 1999, respectively. For purposes of the pro forma disclosures, the estimated fair value of the options is amortized using the straight-line method over the vesting period of the options. Had the Austar United Plan been accounted for under SFAS 123, net (loss) income and basic and diluted net (loss) income per share would have been reduced to/increased to the following pro forma amounts:



                                                                  FOR THE YEAR ENDED
                                                                     DECEMBER 31,
                                                              --------------------------
                                                                  2000           1999
                                                              -------------   ----------
                                                                    (IN THOUSANDS,
                                                              EXCEPT PER SHARE AMOUNTS)
Net (loss) income:
  As reported...............................................   $(1,220,890)    $636,318
                                                               ===========     ========
  Pro forma.................................................   $(1,232,411)    $644,257
                                                               ===========     ========
Net (loss) income per common share:
  Basic.....................................................   $    (13.24)    $   7.53
                                                               ===========     ========
  Diluted...................................................   $    (13.24)    $   6.67
                                                               ===========     ========
  Pro forma basic...........................................   $    (12.82)    $   7.63
                                                               ===========     ========
  Pro forma diluted.........................................   $    (12.82)    $   6.76
                                                               ===========     ========

                             UNITEDGLOBALCOM, INC.

A summary of stock option activity for the Austar United Plan is as follows:


                                                   FOR THE YEAR ENDED DECEMBER 31,
                                     -----------------------------------------------------------
                                                 2000                           1999
                                     ----------------------------   ----------------------------
                                                     WEIGHTED-                      WEIGHTED-
                                                      AVERAGE                        AVERAGE
                                       NUMBER      EXERCISE PRICE     NUMBER      EXERCISE PRICE
                                     -----------   --------------   -----------   --------------
                                                    (AUSTRALIAN                    (AUSTRALIAN
                                                      DOLLARS)                       DOLLARS)
Outstanding at beginning of the
  period...........................  24,845,031        A$2.27                -        A$   -
Granted during the period..........   2,967,500        A$2.33       25,631,736        A$2.26
Cancelled during the period........    (851,652)       A$4.39         (102,455)       A$3.75
Exercised during the period........    (310,330)       A$3.09         (684,250)       A$1.83
                                     ----------        ------       ----------        ------
Outstanding at end of the period...  26,650,549        A$2.20       24,845,031        A$2.27
                                     ==========        ======       ==========        ======
Exercisable at end of the period...  17,279,095        A$2.01       11,564,416        A$1.90
                                     ==========        ======       ==========        ======



The combined weighted-average fair values and weighted-average exercise prices of options granted are as follows:



                                             FOR THE YEAR ENDED DECEMBER 31,
                         ------------------------------------------------------------------------
                                        2000                                 1999
                         ----------------------------------   -----------------------------------
                                        FAIR      EXERCISE                    FAIR      EXERCISE
    EXERCISE PRICE         NUMBER       VALUE       PRICE       NUMBER        VALUE       PRICE
-----------------------  ----------   ---------   ---------   -----------   ---------   ---------
                                      (AUSTRALIAN DOLLARS)                  (AUSTRALIAN DOLLARS)
Less than market
  price................  2,627,500     A$1.60      A$1.75     22,334,236     A$3.58      A$1.91
Equal to market
  price................     10,000     A$3.86      A$6.25      3,222,500     A$2.47      A$4.70
Greater than market
  price................    330,000     A$3.75      A$6.80         75,000     A$2.43      A$4.70
                         ---------     ------      ------     ----------     ------      ------
     Total.............  2,967,500     A$1.85      A$2.33     25,631,736     A$3.43      A$2.26
                         =========     ======      ======     ==========     ======      ======

                             UNITEDGLOBALCOM, INC.

The following table summarizes information about the Austar United Plan options outstanding and exercisable at December 31, 2000:



                                    OPTIONS OUTSTANDING                   OPTIONS EXERCISABLE
                        --------------------------------------------   -------------------------
                                         WEIGHTED-
                                          AVERAGE         WEIGHTED-                   WEIGHTED-
                                         REMAINING         AVERAGE                     AVERAGE
 EXERCISE PRICE RANGE                 CONTRACTUAL LIFE    EXERCISE                    EXERCISE
 (AUSTRALIAN DOLLARS)     NUMBER          (YEARS)           PRICE        NUMBER         PRICE
----------------------  -----------   ----------------   -----------   -----------   -----------
                                                         (AUSTRALIAN                 (AUSTRALIAN
                                                          DOLLARS)                    DOLLARS)
A$1.75-A$1.80.........  23,166,646         8.71            A$1.79      16,090,607      A$1.80
A$4.70................   3,163,174         8.59            A$4.70       1,114,790      A$4.70
A$6.25-A$6.43.........     250,729         9.30            A$6.42          61,875      A$6.42
A$7.55-A$8.28.........      70,000         9.30            A$8.18          11,823      A$8.27
                        ----------         ----            ------      ----------      ------
     Total............  26,650,549         8.70            A$2.20      17,279,095      A$2.01
                        ==========         ====            ======      ==========      ======



The Austar United Plan was accounted for as a variable plan prior to Austar United's initial public offering, and as a fixed plan effective July 27, 1999. For the years ended December 31, 2000 and 1999, $9.4 and $4.9 million, respectively of compensation expense was recognized by Austar United in the statement of operations and comprehensive (loss) income.


ULA Plan


In April 1998, ULA's Board of Directors approved a stock option plan (the "ULA Plan") which permits the grant of phantom stock options or the grant of stock options to purchase up to 2,500,000 shares of ULA's Class A Common Stock. The options vest in equal monthly increments over a four-year period following the date of grant. Concurrent with approval of the ULA Plan, ULA's Board granted phantom stock options to certain employees which gives the employee the right with respect to vested options to receive a cash payment equal to the difference between the fair market value of a share of ULA stock and the option base price per share. The ULA Plan is accounted for as a variable plan in accordance with its terms, resulting in compensation expense for the difference between the grant price and the fair market value at each financial statement date. For the years ended December 31, 2000 and 1999 and the ten months ended December 31, 1998, ULA recognized $8.0, $(1.0) and $2.7 million in compensation expense (credit) related to these phantom options, respectively. Actual cash paid upon exercise of these phantom options was $1.8, $0.6 and $1.1 million for the years ended December 31, 2000 and 1999 and the ten months ended December 31, 1998, respectively.

                             UNITEDGLOBALCOM, INC.

A summary of phantom stock option activity for the ULA Plan is as follows:


                                                FOR THE YEAR ENDED DECEMBER 31,                FOR THE TEN
                                        -----------------------------------------------        MONTHS ENDED
                                                 2000                     1999              DECEMBER 31, 1998
                                        ----------------------   ----------------------   ----------------------
                                                     WEIGHTED-                WEIGHTED-                WEIGHTED-
                                                      AVERAGE                  AVERAGE                  AVERAGE
                                                     EXERCISE                 EXERCISE                 EXERCISE
                                          NUMBER       PRICE       NUMBER       PRICE       NUMBER       PRICE
                                        ----------   ---------   ----------   ---------   ----------   ---------
Outstanding at beginning of the
  period..............................  1,062,687     $ 7.17     1,188,417      $5.77             -      $   -
Granted during the period.............    630,000     $18.41       340,000      $8.86     1,785,500      $5.63
Cancelled during the period...........     (5,834)    $ 8.98      (328,647)     $4.84      (317,296)     $5.47
Exercised during the period...........   (184,576)    $ 8.77      (137,083)     $4.81      (279,787)     $5.19
                                        ---------     ------     ---------      -----     ---------      -----
Outstanding at end of the period......  1,502,277     $11.68     1,062,687      $7.17     1,188,417      $5.77
                                        =========     ======     =========      =====     =========      =====
Exercisable at end of the period......    472,109     $ 5.54       381,561      $5.87       268,730      $4.86
                                        =========     ======     =========      =====     =========      =====



The combined weighted-average fair values and weighted-average exercise prices of options granted are as follows:



                                      FOR THE YEAR ENDED DECEMBER 31,
                       --------------------------------------------------------------      FOR THE TEN MONTHS ENDED
                                    2000                            1999                       DECEMBER 31, 1998
                       ------------------------------   -----------------------------   -------------------------------
                                    FAIR     EXERCISE               FAIR     EXERCISE                 FAIR     EXERCISE
EXERCISE PRICE          NUMBER     VALUE      PRICE      NUMBER     VALUE     PRICE       NUMBER      VALUE     PRICE
--------------         --------   --------   --------   --------   -------   --------   ----------   -------   --------
Equal to market
  price..............  630,000     $18.41     $18.41    340,000     $8.86     $8.86       945,500     $5.81     $5.81
Greater than market
  price..............        -          -          -          -         -         -       840,000     $4.26     $5.43
                       -------     ------     ------    -------     -----     -----     ---------     -----     -----
    Total............  630,000     $18.41     $18.41    340,000     $8.86     $8.86     1,785,500     $5.08     $5.63
                       =======     ======     ======    =======     =====     =====     =========     =====     =====



The following table summarizes information about the ULA Plan phantom options outstanding and exercisable at December 31, 2000:



                                           OPTIONS OUTSTANDING              OPTIONS EXERCISABLE
                                -----------------------------------------   --------------------
                                             WEIGHTED-AVERAGE   WEIGHTED-              WEIGHTED-
                                                REMAINING        AVERAGE                AVERAGE
                                             CONTRACTUAL LIFE   EXERCISE               EXERCISE
     EXERCISE PRICE RANGE         NUMBER         (YEARS)          PRICE      NUMBER      PRICE
------------------------------  ----------   ----------------   ---------   --------   ---------
$ 4.26........................    304,672         6.43           $ 4.26     266,172      $4.26
$ 4.96........................    100,000         6.43           $ 4.96      87,500      $4.96
$ 8.81........................     85,105         8.42           $ 8.81      30,104      $8.81
$ 8.86........................    295,000         9.01           $ 8.86      82,083      $8.86
$ 8.98........................    137,500         7.72           $ 8.98       6,250      $8.98
$19.23........................    580,000         9.93           $19.23           -          -
                                ---------         ----           ------     -------      -----
       Total..................  1,502,277         8.52           $11.68     472,109      $5.54
                                =========         ====           ======     =======      =====



VTR Plan



VTR's Board of Directors approved a stock option plan (the "VTR Plan") effective May 1, 1999 which permits the grant of phantom stock options or the grant of stock options to purchase up to 1,505,000 shares of

                             UNITEDGLOBALCOM, INC.

VTR's Common Stock. The options vest in equal monthly increments over a four-year period following the date of grant. Concurrent with approval of the VTR Plan, VTR's Board granted phantom stock options to certain employees which gives the employee the right with respect to vested options to receive a cash payment equal to the difference between the fair market value of a share of VTR stock and the option base price per share. The VTR Plan is accounted for as a variable plan in accordance with its terms, resulting in compensation expense for the difference between the grant price and the fair market value at each financial statement date. For the year ended December 31, 2000, VTR recognized $8.0 million in compensation expense related to these phantom options. Actual cash paid upon exercise of these phantom options was $0.2 million for the year ended December 31, 2000.



A summary of phantom stock option activity for the VTR Plan is as follows:



                                                                  FOR THE YEAR ENDED
                                                                   DECEMBER 31, 2000
                                                              ---------------------------
                                                                             WEIGHTED-
                                                                              AVERAGE
                                                                NUMBER     EXERCISE PRICE
                                                              ----------   --------------
Outstanding at beginning of the period......................          -        $    -
Granted during the period...................................  1,295,000        $16.49
Cancelled during the period.................................    (73,022)       $15.00
Exercised during the period.................................    (71,978)       $15.00
                                                              ---------        ------
Outstanding at end of the period............................  1,150,000        $16.67
                                                              =========        ======
Exercisable at end of the period............................    237,793        $15.76
                                                              =========        ======



The combined weighted-average fair values and weighted-average exercise prices of options granted are as follows:



                                                                 FOR THE YEAR ENDED
                                                                 DECEMBER 31, 2000
                                                          --------------------------------
                                                                         FAIR     EXERCISE
                     EXERCISE PRICE                         NUMBER      VALUE      PRICE
--------------------------------------------------------  ----------   --------   --------
Equal to market price...................................  1,295,000     $16.49     $16.49
                                                          =========     ======     ======



The following table summarizes information about the VTR Plan phantom options outstanding and exercisable at December 31, 2000:



                                       OPTIONS OUTSTANDING              OPTIONS EXERCISABLE
                            -----------------------------------------   --------------------
                                         WEIGHTED-AVERAGE   WEIGHTED-              WEIGHTED-
                                            REMAINING        AVERAGE                AVERAGE
                                         CONTRACTUAL LIFE   EXERCISE               EXERCISE
   EXERCISE PRICE RANGE       NUMBER         (YEARS)          PRICE      NUMBER      PRICE
--------------------------  ----------   ----------------   ---------   --------   ---------
$15.00....................  1,025,000         8.89           $15.00     226,127     $15.00
$30.40....................    125,000         9.54           $30.40      11,666     $30.40
                            ---------         ----           ------     -------     ------
     Total................  1,150,000         8.97           $16.67     237,793     $15.76
                            =========         ====           ======     =======     ======

                             UNITEDGLOBALCOM, INC.

13.  BASIC AND DILUTED NET (LOSS) INCOME ATTRIBUTABLE TO COMMON STOCKHOLDERS



                                    FOR THE NINE MONTHS ENDED            FOR THE YEAR ENDED        FOR THE TEN
                                          SEPTEMBER 31,                     DECEMBER 31,           MONTHS ENDED
                                  -----------------------------     ----------------------------   DECEMBER 31,
                                      2001             2000             2000             1999          1998
                                  -------------     -----------     -------------     ----------   ------------
                                           (UNAUDITED)
                                                                 (IN THOUSANDS)
Basic:
  Net (loss) income.............   $(2,098,782)      $(884,841)      $(1,220,890)      $636,318     $(545,532)
  Accrual of dividends on Series
    A
    Convertible Preferred
      Stock.....................             -               -                 -           (220)         (968)
  Accrual of dividends on Series
    B
    Convertible Preferred
      Stock.....................        (1,393)         (1,319)           (1,717)        (1,899)         (655)
  Accrual of dividends on Series
    C
    Convertible Preferred
      Stock.....................       (22,313)        (22,313)          (29,750)       (14,875)            -
  Accrual of dividends on Series
    D
    Convertible Preferred
      Stock.....................       (15,093)        (15,094)          (20,125)        (1,398)            -
                                   -----------       ---------       -----------       --------     ---------
    Basic net (loss) income
      attributable to common
      stockholders..............   $(2,137,581)      $(923,567)      $(1,272,482)      $617,926     $(547,155)
                                   ===========       =========       ===========       ========     =========
Diluted:
  Accrual of dividends on Series
    A
    Convertible Preferred
      Stock.....................             -               -                 -(1)         220             -(1)
  Accrual of dividends on Series
    B
    Convertible Preferred
      Stock.....................             -(1)            -(1)              -(1)       1,899             -(1)
  Accrual of dividends on Series
    C
    Convertible Preferred
      Stock.....................             -(1)            -(1)              -(1)      14,875             -(1)
  Accrual of dividends on Series
    D
    Convertible Preferred
      Stock.....................             -(1)            -(1)              -(1)       1,398             -(1)
                                   -----------       ---------       -----------       --------     ---------
    Diluted net (loss) income
      attributable to common
      stockholders..............   $(2,137,581)      $(923,567)      $(1,272,482)      $636,318     $(547,155)
                                   ===========       =========       ===========       ========     =========


------------

(1) Excluded from the calculation of diluted net (loss) income attributable to common stockholders because the effect is anti-dilutive.



14.  COMMITMENTS



The Company has entered into various operating lease agreements for office space, office furniture and equipment, and vehicles. Rental expense under these lease agreements totaled $85.0, $25.9 and $5.8 million for the years ended December 31, 2000 and 1999 and the ten months ended December 31, 1998, respectively.


The Company has operating lease obligations and other non-cancelable commitments as follows (in thousands):


Year ended December 31, 2001................................  $   73,720
Year ended December 31, 2002................................      58,675
Year ended December 31, 2003................................      47,022
Year ended December 31, 2004................................      38,929
Year ended December 31, 2005................................      35,053
Thereafter..................................................     106,178
                                                              ----------
     Total..................................................  $  359,577
                                                              ==========

                             UNITEDGLOBALCOM, INC.

UPC has entered into various short- and long-term agreements with third parties, varying in term from 3 to 15 years, for indefeasible rights of use ("IRU's") on fiber optic cable as well as for operational leases. Under these agreements UPC has commitments for discounted future minimum lease payments, and for operation and maintenance charges, which total approximately $70.6 million as of December 31, 2000.



A subsidiary of UPC leases DTH technical equipment, conduit and satellite transponder capacity, as well as several offices and warehouses. As of December 31, 2000, these leases had an aggregate maximum commitment of approximately $208.1 million over the next seven years.



UPC has entered into an agreement for the long-term lease of satellite transponder capacity providing service from Europe to Europe, North America and South America. The term of the agreement is 156 months, with a minimum aggregate total cost of approximately $107.9 million payable in monthly installments based on capacity used.



UPC Polska has entered into long-term programming agreements and agreements for the purchase of certain exhibition or broadcast rights with a number of third party content providers for its digital DTH and cable systems. UPC Polska had minimum commitments related to these agreements as follows (in thousands):



Year ended December 31, 2001................................   $   65,200
Year ended December 31, 2002................................       54,300
Year ended December 31, 2003................................       35,000
Year ended December 31, 2004................................       21,100
Year ended December 31, 2005................................       13,400
Thereafter..................................................       78,800
                                                               ----------
     Total..................................................   $  267,800
                                                               ==========



As of December 31, 2000, UPC Polska had an aggregate minimum commitment toward the purchase of DTH reception systems from Philips Business Electronics B.V. of approximately $18.8 million over the next year.



Austar United has minimum fixed MMDS license fees and programming license fees payable annually as follows (in thousands):



Year ended December 31, 2001................................   $   17,771
Year ended December 31, 2002................................       17,771
Year ended December 31, 2003................................       17,771
Year ended December 31, 2004................................       17,771
Year ended December 31, 2005................................       17,771
Thereafter..................................................       35,543
                                                               ----------
     Total..................................................   $  124,398
                                                               ==========



Austar United has renegotiated a September 1997 five-year agreement to lease a satellite transponder to include the leasing of an additional transponder. Satellite fees payable annually are as follows (in thousands):



Year ended December 31, 2001................................   $    6,070
Year ended December 31, 2002................................        7,016
Year ended December 31, 2003................................        7,711
Year ended December 31, 2004................................        7,711
Year ended December 31, 2005................................        7,711
Thereafter..................................................       69,397
                                                               ----------
     Total..................................................   $  105,616
                                                               ==========

                             UNITEDGLOBALCOM, INC.

15.  CONTINGENCIES


From time to time, the Company and/or its subsidiaries may become involved in litigation relating to claims arising out of its operations in the normal course of business. The Company is not a party to any material legal proceedings, nor is it currently aware of any threatened material legal proceedings.


16.  INCOME TAXES



In general, a United States corporation may claim a foreign tax credit against its federal income tax expense for foreign income taxes paid or accrued. Because the Company must calculate its foreign tax credit separately for dividends received from each foreign corporation in which the Company owns 10.0% to 50.0% of the voting stock, and because of certain other limitations, the Company's ability to claim a foreign tax credit may be limited, particularly with respect to dividends paid out of earnings subject to a high rate of foreign income tax. Generally, the Company's ability to claim a foreign tax credit is limited to the amount of U.S. taxes the Company pays with respect to its foreign source income. In calculating its foreign source income, the Company is required to allocate interest expense and overhead incurred in the United States between its United States and foreign activities. Accordingly, to the extent United States borrowings are used to finance equity contributions to its foreign subsidiaries, the Company's ability to claim a foreign tax credit may be significantly reduced. These limitations and the inability of the Company to offset losses in one foreign jurisdiction against income earned in another foreign jurisdiction could result in a high effective tax rate on the Company's earnings.



The primary differences between taxable income (loss) and net income (loss) for financial reporting purposes relate to SAB 51 gains, the non-consolidation of consolidated foreign subsidiaries for United States tax purposes, international rate differences and the current non-deductibility of interest expense on UAP's senior notes and the United 1999 Notes. For investments in foreign corporations accounted for under the equity method, taxable income (loss) generated by these affiliates does not flow through to the Company for United States federal and state tax purposes, even though the Company records its allocable share of affiliate income (losses) for financial reporting purposes. Accordingly, due to the indefinite reversal of such amounts in future periods, no deferred tax asset has been established for tax basis in excess of the Company's book basis (approximately $264.7 and $70.3 million at December 31, 2000 and 1999, respectively).

                             UNITEDGLOBALCOM, INC.

The Company's United States tax net operating losses, totaling approximately $425.5 million at December 31, 2000, expire beginning in 2005 through 2020. The Company's tax net operating loss carryforwards of its consolidated foreign subsidiaries as of December 31, 2000 totaled $1,907.0, $205.1 and $169.0 million for UEI, Asia/Pacific and ULA, respectively. The significant components of deferred tax assets and liabilities are as follows:



                                                                  AS OF DECEMBER 31,
                                                              ---------------------------
                                                                  2000           1999
                                                              -------------   -----------
                                                                    (IN THOUSANDS)
Deferred tax assets:
  Tax net operating loss carryforward of consolidated
     foreign subsidiaries...................................   $   767,478     $ 449,030
  Company's U.S tax net operating loss carryforward.........       161,672       132,156
  Accrued interest expense..................................       124,148        72,345
  Foreign currency translation adjustment...................        62,671        23,113
  Stock-based compensation..................................        11,671        36,735
  Deferred compensation and severance.......................         3,615         3,398
  Basis difference in marketable equity securities..........         3,076         3,074
  Investment valuation allowance and other..................         2,490         2,768
  Other.....................................................        12,612        21,082
                                                               -----------     ---------
     Total deferred tax assets..............................     1,149,433       743,701
  Valuation allowance.......................................    (1,126,358)     (723,914)
                                                               -----------     ---------
     Deferred tax assets, net of valuation allowance........        23,075        19,787
                                                               -----------     ---------
Deferred tax liabilities:
  Property, plant and equipment, net........................        (6,069)      (11,282)
  Intangible assets.........................................       (17,208)      (18,745)
  Other.....................................................           (82)       (1,017)
                                                               -----------     ---------
     Total deferred tax liabilities.........................       (23,359)      (31,044)
                                                               -----------     ---------
     Deferred tax liabilities, net..........................   $      (284)    $ (11,257)
                                                               ===========     =========

                             UNITEDGLOBALCOM, INC.

Of the Company's 2000 consolidated (loss) income before income taxes and other items, a loss of $2,039.2 million is derived from the Company's foreign operations. The difference between income tax (benefit) expense provided in the financial statements and the expected income tax (benefit) expense at statutory rates is reconciled as follows:



                                                    FOR THE YEAR ENDED       FOR THE TEN
                                                       DECEMBER 31,          MONTHS ENDED
                                                 -------------------------   DECEMBER 31,
                                                    2000          1999           1998
                                                 -----------   -----------   ------------
                                                              (IN THOUSANDS)
Expected income tax benefit at the U.S.
  statutory rate of 35%........................   $(709,947)    $ 115,913     $(172,472)
Tax effect of permanent and other differences:
  Change in valuation allowance................     505,180       370,004       128,420
  Gain on issuance of common equity securities
     by subsidiaries...........................     (48,538)     (573,359)            -
  Non-deductible expenses......................      26,079        77,490        49,497
  Capitalized costs............................      (6,564)      (49,402)            -
  International rate differences...............     128,929        45,416           619
  Book/tax basis differences associated with
     foreign investments.......................      90,394           788         1,176
  State tax, net of federal benefit............     (60,853)        9,935       (14,783)
  Non-deductible interest accretion............      61,060         1,693         2,148
  Gain on sale of equity investment in
     subsidiary................................           -         5,877             -
  Amortization of licenses.....................           -           923         1,516
  Other........................................      11,363        (5,080)        4,489
                                                  ---------     ---------     ---------
     Total income tax (benefit) expense........   $  (2,897)    $     198     $     610
                                                  =========     =========     =========



During 1996, the Austrian tax authorities passed legislation which had the effect of eliminating approximately $237.7 million of tax basis associated with certain amounts of goodwill recorded at Telekabel Group effective January 1, 1997. This change in tax law is expected to be challenged on constitutional grounds. However, there can be no assurance of a successful repeal of such legislation.



The Company through its subsidiaries maintains a presence in 26 countries. Many of these countries maintain tax regimes that differ significantly from the system of income taxation used in the United States, such as a value added tax system. The Company has accounted for the effect of foreign taxes based on what we believe is reasonably expected to apply to the Company and its subsidiaries based on tax laws currently in effect and/or reasonable interpretations of these laws. Because some foreign jurisdictions do not have systems of taxation that are as well established as the system of income taxation used in the United States or tax regimes used in other major industrialized countries, it may be difficult to anticipate how foreign jurisdictions will tax current and future operations of the Company and its subsidiaries.



17.  SEGMENT INFORMATION



The Company provides video, voice and Internet access services in numerous countries worldwide, and related content and other media services in a growing number of international markets.



The Company evaluates performance and allocates resources based on the results of these divisions. The key operating performance criteria used in this evaluation include revenue growth and Adjusted EBITDA.

                             UNITEDGLOBALCOM, INC.

Adjusted EBITDA represents net operating loss before depreciation, amortization and stock-based compensation charges. Stock-based compensation charges result from variable plan accounting of our subsidiaries' regular and phantom stock option plans and are generally non-cash charges. Industry analysts generally consider Adjusted EBITDA to be a helpful way to measure the performance of cable television operations and communications companies. Adjusted EBITDA should not, however, be considered a replacement for net income, cash flows or for any other measure of performance or liquidity under generally accepted accounting principles, or as an indicator of a company's operating performance. The presentation of Adjusted EBITDA may not be comparable to statistics with a similar name reported by other companies. Not all companies and analysts calculate Adjusted EBITDA in the same manner.



As the Company increases its bundling of products, the allocation of indirect operating and selling, general and administrative expenses between individual products will become increasingly difficult and may not represent the actual Adjusted EBITDA for individual products.



A summary of segment information by geographic area is as follows:



                                                        FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001
                                      ---------------------------------------------------------------------------------
                                        VIDEO         VOICE       INTERNET       CONTENT        OTHER         TOTAL
                                      ----------   -----------   -----------   -----------   -----------   ------------
                                                                         (UNAUDITED)
                                                                       (IN THOUSANDS)
REVENUE:
  Europe:
    The Netherlands.................   $165,358     $ 162,644     $  53,405     $   5,238     $   2,476     $  389,121
    Austria.........................     56,665        27,530        32,197             -           316        116,708
    Belgium.........................     10,307             -         6,108             -             -         16,415
    Czech Republic..................     27,608           548           797             -         1,627         30,580
    France..........................     40,749        14,956         4,904             -         1,017         61,626
    Hungary.........................     47,817        17,597         2,075             -             -         67,489
    Norway..........................     33,130         4,474         5,762             -             -         43,366
    Poland..........................    103,328             -           980         1,988             -        106,296
    Sweden..........................     22,594             -         7,024             -           307         29,925
    Germany.........................     32,949            29            36             -         1,885         34,899
    Corporate and other.............     24,488             -           426             6         3,027         27,947
                                       --------     ---------     ---------     ---------     ---------     ----------
      Total Europe..................    564,993       227,778       113,714         7,232        10,655        924,372
                                       --------     ---------     ---------     ---------     ---------     ----------
  Asia/Pacific:
    Australia.......................    113,989         2,451         8,061         8,210           214        132,925
    Corporate and other.............          -             -             -             -             -              -
                                       --------     ---------     ---------     ---------     ---------     ----------
      Total Asia/Pacific............    113,989         2,451         8,061         8,210           214        132,925
                                       --------     ---------     ---------     ---------     ---------     ----------
  Latin America:
    Chile...........................     81,643        38,308         3,982             -             -        123,933
    Brazil..........................      2,983             -             -             -             -          2,983
    Corporate and other.............      1,402             -            66             -            37          1,505
                                       --------     ---------     ---------     ---------     ---------     ----------
      Total Latin America...........     86,028        38,308         4,048             -            37        128,421
                                       --------     ---------     ---------     ---------     ---------     ----------
  Corporate and other...............          -             -             -             -           142            142
                                       --------     ---------     ---------     ---------     ---------     ----------
        Total Consolidated
          Revenue...................   $765,010     $ 268,537     $ 125,823     $  15,442     $  11,048     $1,185,860
                                       ========     =========     =========     =========     =========     ==========

                             UNITEDGLOBALCOM, INC.

                                                        FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001
                                      ---------------------------------------------------------------------------------
                                        VIDEO         VOICE       INTERNET       CONTENT        OTHER         TOTAL
                                      ----------   -----------   -----------   -----------   -----------   ------------
                                                                         (UNAUDITED)
                                                                       (IN THOUSANDS)
ADJUSTED EBITDA:
  Europe:
    The Netherlands.................   $ 86,549     $ (89,394)    $ (47,796)    $ (42,187)    $ (32,560)    $ (125,388)
    Austria.........................     24,456         2,566         7,019             -         1,078         35,119
    Belgium.........................      4,556             -          (590)            -             3          3,969
    Czech Republic..................      7,823            13          (369)       (1,354)          747          6,860
    France..........................     (2,496)       (9,831)       (4,387)            -           473        (16,241)
    Hungary.........................     13,573         8,820          (607)       (2,579)            -         19,207
    Norway..........................     10,653        (3,230)       (1,710)            -           200          5,913
    Poland..........................      2,225             -        (3,337)      (23,231)       (3,581)       (27,924)
    Sweden..........................      7,878           (73)       (1,776)            -          (441)         5,588
    Germany.........................     18,702           (21)         (483)            -          (957)        17,241
    Corporate and other.............      6,925             -           376            95       (65,356)       (57,960)
                                       --------     ---------     ---------     ---------     ---------     ----------
        Total Europe................    180,844       (91,150)      (53,660)      (69,256)     (100,394)      (133,616)
                                       --------     ---------     ---------     ---------     ---------     ----------
  Asia/Pacific:
    Australia.......................     (9,783)       (1,235)      (16,715)       (5,984)       (2,412)       (36,129)
    Corporate and other.............          -             -             -             -         1,516          1,516
                                       --------     ---------     ---------     ---------     ---------     ----------
        Total Asia/Pacific..........     (9,783)       (1,235)      (16,715)       (5,984)         (896)       (34,613)
                                       --------     ---------     ---------     ---------     ---------     ----------
  Latin America:
    Chile...........................     13,754         8,959        (1,872)            -        (2,250)        18,591
    Brazil..........................       (412)            -             -             -             -           (412)
    Corporate and other.............       (976)            -          (760)            -        (3,202)        (4,938)
                                       --------     ---------     ---------     ---------     ---------     ----------
        Total Latin America.........     12,366         8,959        (2,632)            -        (5,452)        13,241
                                       --------     ---------     ---------     ---------     ---------     ----------
  Corporate and other...............          -             -             -             -       (17,713)       (17,713)
                                       --------     ---------     ---------     ---------     ---------     ----------
          Total Consolidated
            Adjusted EBITDA.........   $183,427     $ (83,426)    $ (73,007)    $ (75,240)    $(124,455)    $ (172,701)
                                       ========     =========     =========     =========     =========     ==========

                             UNITEDGLOBALCOM, INC.

                                                            FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2000
                                          ---------------------------------------------------------------------------------
                                             VIDEO        VOICE        INTERNET      CONTENT        OTHER          TOTAL
                                          -----------   ----------   ------------   ----------   ------------   -----------
                                                                             (UNAUDITED)
                                                                           (IN THOUSANDS)
REVENUE:
  Europe:
    The Netherlands.....................   $ 148,119     $ 74,655     $   24,048     $  2,830     $      549     $ 250,201
    Austria.............................      58,719       20,670         18,091            -              -        97,480
    Belgium.............................      11,260          958          2,935            -              -        15,153
    Czech Republic......................      17,854          713             86            -          2,235        20,888
    France..............................      41,078        6,304          1,630            -              -        49,012
    Hungary.............................      33,350       15,242            220            -             10        48,822
    Norway..............................      34,451        2,060          1,671            -              -        38,182
    Poland..............................      87,246            -              -        1,409              -        88,655
    Sweden..............................      23,277          275          3,879            -              -        27,431
    Corporate and other.................      15,103            -              -            -          1,969        17,072
                                           ---------     --------     ----------     --------     ----------     ---------
      Total Europe......................     470,457      120,877         52,560        4,239          4,763       652,896
                                           ---------     --------     ----------     --------     ----------     ---------
  Asia/Pacific:
    Australia...........................     124,396            -          1,654            -          2,310       128,360
    New Zealand.........................         844        3,166            878            -              -         4,888
    Corporate and other.................           -            -              -            -              -             -
                                           ---------     --------     ----------     --------     ----------     ---------
      Total Asia/Pacific................     125,240        3,166          2,532            -          2,310       133,248
                                           ---------     --------     ----------     --------     ----------     ---------
  Latin America:
    Chile...............................      86,325       22,412            466            -              -       109,203
    Brazil..............................       4,062            -              -            -              -         4,062
    Corporate and other.................       1,512            -              -            -             49         1,561
                                           ---------     --------     ----------     --------     ----------     ---------
      Total Latin America...............      91,899       22,412            466            -             49       114,826
                                           ---------     --------     ----------     --------     ----------     ---------
  Corporate and other...................           -            -              -            -             78            78
                                           ---------     --------     ----------     --------     ----------     ---------
        Total Consolidated Revenue......   $ 687,596     $146,455     $   55,558     $  4,239     $    7,200     $ 901,048
                                           =========     ========     ==========     ========     ==========     =========
ADJUSTED EBITDA:
  Europe:
    The Netherlands.....................   $  73,222     $(54,316)    $ (107,455)    $(33,510)    $   (9,647)    $(131,706)
    Austria.............................      30,692       (4,442)           955            -              -        27,205
    Belgium.............................       3,972         (159)        (3,999)           -              -          (186)
    Czech Republic......................      (1,269)          45             57            -            828          (339)
    France..............................       9,891      (14,851)        (6,150)           -           (284)      (11,394)
    Hungary.............................       7,808        8,381         (2,563)           -              9        13,635
    Norway..............................      13,131       (8,419)        (2,290)           -           (219)        2,203
    Poland..............................      (4,369)           -           (279)     (36,272)        (1,292)      (42,212)
    Sweden..............................       8,706       (2,632)        (5,904)           -            (93)           77
    Corporate and other.................       7,009       (1,490)        (1,510)        (510)       (75,069)      (71,570)
                                           ---------     --------     ----------     --------     ----------     ---------
      Total Europe......................     148,793      (77,883)      (129,138)     (70,292)       (85,767)     (214,287)
                                           ---------     --------     ----------     --------     ----------     ---------
  Asia/Pacific:
    Australia...........................      (9,801)        (903)       (15,162)           -           (505)      (26,371)
    New Zealand.........................        (253)        (357)           248            -         (1,344)       (1,706)
    Corporate and other.................           -            -              -            -          1,626         1,626
                                           ---------     --------     ----------     --------     ----------     ---------
      Total Asia/Pacific................     (10,054)      (1,260)       (14,914)           -           (223)      (26,451)
                                           ---------     --------     ----------     --------     ----------     ---------
  Latin America:
    Chile...............................      18,634        2,033         (2,103)           -         (6,944)       11,620
    Brazil..............................         (68)           -              -            -              -           (68)
    Corporate and other.................        (672)           -              -            -          2,994         2,322
                                           ---------     --------     ----------     --------     ----------     ---------
      Total Latin America...............      17,894        2,033         (2,103)           -         (3,950)       13,874
                                           ---------     --------     ----------     --------     ----------     ---------
  Corporate and other...................           -            -              -            -        (10,063)      (10,063)
                                           ---------     --------     ----------     --------     ----------     ---------
        Total Consolidated Adjusted
          EBITDA........................   $ 156,633     $(77,110)    $ (146,155)    $(70,292)    $ (100,003)    $(236,927)
                                           =========     ========     ==========     ========     ==========     =========

                             UNITEDGLOBALCOM, INC.

                                                            FOR THE YEAR ENDED DECEMBER 31, 2000
                                      ---------------------------------------------------------------------------------
                                        VIDEO         VOICE       INTERNET       CONTENT        OTHER         TOTAL
                                      ----------   -----------   -----------   -----------   -----------   ------------
                                                                       (IN THOUSANDS)
REVENUE:
  Europe:
    The Netherlands.................   $199,592     $ 120,497     $  35,968     $   2,981     $     525     $  359,563
    Austria.........................     76,264        31,489        25,438             -             -        133,191
    Belgium.........................     14,456         1,319         4,261             -             -         20,036
    Czech Republic..................     24,718           886           250             -         2,937         28,791
    France..........................     53,822         9,365         2,574             -             5         65,766
    Hungary.........................     44,869        19,991           421             -            10         65,291
    Norway..........................     45,020         3,546         2,852             -             -         51,418
    Poland..........................    119,656             -             4         1,625             -        121,285
    Sweden..........................     30,803             -         5,871             -             -         36,674
    Germany.........................      9,656            10            16             -         1,361         11,043
    Corporate and other.............     22,215             -             -             -         3,361         25,576
                                       --------     ---------     ---------     ---------     ---------     ----------
      Total Europe..................    641,071       187,103        77,655         4,606         8,199        918,634
                                       --------     ---------     ---------     ---------     ---------     ----------
  Asia/Pacific:
    Australia.......................    163,094           732         4,189             -         4,410        172,425
    New Zealand.....................        844         3,166           878             -             -          4,888
    Corporate and other.............          -             -             -             -             -              -
                                       --------     ---------     ---------     ---------     ---------     ----------
      Total Asia/Pacific............    163,938         3,898         5,067             -         4,410        177,313
                                       --------     ---------     ---------     ---------     ---------     ----------
  Latin America:
    Chile...........................    113,400        33,497         1,270             -             -        148,167
    Brazil..........................      4,797             -             -             -             -          4,797
    Corporate and other.............      1,945             -             1             -            75          2,021
                                       --------     ---------     ---------     ---------     ---------     ----------
      Total Latin America...........    120,142        33,497         1,271             -            75        154,985
                                       --------     ---------     ---------     ---------     ---------     ----------
  Corporate and other...............          -             -             -             -           102            102
                                       --------     ---------     ---------     ---------     ---------     ----------
        Total Consolidated
          Revenue...................   $925,151     $ 224,498     $  83,993     $   4,606     $  12,786     $1,251,034
                                       ========     =========     =========     =========     =========     ==========
ADJUSTED EBITDA:
  Europe:
    The Netherlands.................   $101,278     $ (99,598)    $(138,897)    $ (58,710)    $ (16,802)    $ (212,729)
    Austria.........................     39,245        (6,979)          731             -             -         32,997
    Belgium.........................      4,187           (29)       (4,966)            -            91           (717)
    Czech Republic..................       (789)           45           103             -         1,139            498
    France..........................     13,196       (22,270)       (9,091)            -        (4,579)       (22,744)
    Hungary.........................      9,589        11,242        (3,322)            -            10         17,519
    Norway..........................     16,969       (10,615)       (2,882)            -          (317)         3,155
    Poland..........................     (3,937)            -        (1,793)      (48,508)       (2,318)       (56,556)
    Sweden..........................      9,193        (3,535)       (7,977)            -             -         (2,319)
    Germany.........................      4,602           (48)          (86)            -           385          4,853
    Corporate and other.............      5,872             -        (2,358)            -       (95,110)       (91,596)
                                       --------     ---------     ---------     ---------     ---------     ----------
      Total Europe..................    199,405      (131,787)     (170,538)     (107,218)     (117,501)      (327,639)
                                       --------     ---------     ---------     ---------     ---------     ----------
  Asia/Pacific:
    Australia.......................    (12,333)       (3,482)      (21,255)            -        (6,528)       (43,598)
    New Zealand.....................       (253)         (357)          248             -        (1,344)        (1,706)
    Corporate and other.............          -             -             -             -         1,980          1,980
                                       --------     ---------     ---------     ---------     ---------     ----------
      Total Asia/Pacific............    (12,586)       (3,839)      (21,007)            -        (5,892)       (43,324)
                                       --------     ---------     ---------     ---------     ---------     ----------
  Latin America:
    Chile...........................     36,672        (8,890)       (2,350)            -       (12,850)        12,582
    Brazil..........................       (854)            -             -             -             -           (854)
    Corporate and other.............     (1,023)            -             -             -         4,814          3,791
                                       --------     ---------     ---------     ---------     ---------     ----------
      Total Latin America...........     34,795        (8,890)       (2,350)            -        (8,036)        15,519
                                       --------     ---------     ---------     ---------     ---------     ----------
  Corporate and other...............          -             -             -             -       (13,020)       (13,020)
                                       --------     ---------     ---------     ---------     ---------     ----------
        Total Consolidated Adjusted
          EBITDA....................   $221,614     $(144,516)    $(193,895)    $(107,218)    $(144,449)    $ (368,464)
                                       ========     =========     =========     =========     =========     ==========

                             UNITEDGLOBALCOM, INC.

                                                              FOR THE YEAR ENDED DECEMBER 31, 1999
                                          ----------------------------------------------------------------------------
                                            VIDEO        VOICE       INTERNET     CONTENT       OTHER         TOTAL
                                          ----------   ----------   ----------   ----------   ----------   -----------
                                                                         (IN THOUSANDS)
REVENUE:
  Europe:
    The Netherlands.....................   $117,025     $ 32,029     $  8,616     $  1,112     $    330     $ 159,112
    Austria.............................     83,736        7,321       13,610            -            -       104,667
    Belgium.............................     15,737            -        2,497            -            -        18,234
    Czech Republic......................      7,485          181            -            -        1,042         8,708
    France..............................     27,522        2,710          590            -            -        30,822
    Hungary.............................     35,197            -          125            -            -        35,322
    Norway..............................     49,185          365          565            -            -        50,115
    Poland..............................   $ 35,020     $      -     $      -     $  2,741     $      -     $  37,761
    Sweden..............................     13,335            -          504            -            -        13,839
    Corporate and other.................      8,327            -            -            -        6,515        14,842
                                           --------     --------     --------     --------     --------     ---------
      Total Europe......................    392,569       42,606       26,507        3,853        7,887       473,422
                                           --------     --------     --------     --------     --------     ---------
  Asia/Pacific:
    Australia...........................    145,602            -            -            -            -       145,602
    New Zealand.........................      1,279        4,107            -            -          734         6,120
    Corporate and other.................          -            -            -            -          242           242
                                           --------     --------     --------     --------     --------     ---------
      Total Asia/Pacific................    146,881        4,107            -            -          976       151,964
                                           --------     --------     --------     --------     --------     ---------
  Latin America:
    Chile...............................     77,476        9,881           87            -            -        87,444
    Brazil..............................      4,637            -            -            -            -         4,637
    Corporate and other.................      2,428            -            -            -          590         3,018
                                           --------     --------     --------     --------     --------     ---------
      Total Latin America...............     84,541        9,881           87            -          590        95,099
                                           --------     --------     --------     --------     --------     ---------
  Corporate and other...................          -            -            -            -          277           277
                                           --------     --------     --------     --------     --------     ---------
        Total Consolidated Revenue......   $623,991     $ 56,594     $ 26,594     $  3,853     $  9,730     $ 720,762
                                           ========     ========     ========     ========     ========     =========
ADJUSTED EBITDA:
  Europe:
    The Netherlands.....................   $ 47,513     $(19,622)    $(65,631)    $(16,471)    $  1,495     $ (52,716)
    Austria.............................     44,318      (11,310)         231            -            -        33,239
    Belgium.............................      3,899          (54)      (2,181)           -            -         1,664
    Czech Republic......................     (1,114)          54            -            -          401          (659)
    France..............................     (1,741)      (5,863)      (2,339)           -          (66)      (10,009)
    Hungary.............................     11,575            -         (257)           -            -        11,318
    Norway..............................     20,450       (7,053)      (5,106)           -            -         8,291
    Poland..............................    (37,009)           -            -      (36,110)      (2,975)      (76,094)
    Sweden..............................      4,518         (133)      (4,038)           -            -           347
    Corporate and other.................      2,094         (204)        (724)           -      (40,556)      (39,390)
                                           --------     --------     --------     --------     --------     ---------
      Total Europe......................     94,503      (44,185)     (80,045)     (52,581)     (41,701)     (124,009)
                                           --------     --------     --------     --------     --------     ---------
  Asia/Pacific:
    Australia...........................    (10,005)           -            -            -       (4,381)      (14,386)
    New Zealand.........................       (918)      (1,160)           -            -          (47)       (2,125)
    Corporate and other.................          -            -            -            -          169           169
                                           --------     --------     --------     --------     --------     ---------
      Total Asia/Pacific................    (10,923)      (1,160)           -            -       (4,259)      (16,342)
                                           --------     --------     --------     --------     --------     ---------
  Latin America:
    Chile...............................     17,744       (2,604)           -            -            -        15,140
    Brazil..............................     (2,462)           -            -            -            -        (2,462)
    Corporate and other.................     (1,210)           -            -            -       (4,403)       (5,613)
                                           --------     --------     --------     --------     --------     ---------
      Total Latin America...............     14,072       (2,604)           -            -       (4,403)        7,065
                                           --------     --------     --------     --------     --------     ---------
  Corporate and other...................          -            -            -            -          109           109
                                           --------     --------     --------     --------     --------     ---------
        Total Consolidated Adjusted
          EBITDA........................   $ 97,652     $(47,949)    $(80,045)    $(52,581)    $(50,254)    $(133,177)
                                           ========     ========     ========     ========     ========     =========

                             UNITEDGLOBALCOM, INC.

                                                                  FOR THE TEN MONTHS ENDED DECEMBER 31, 1998
                                                ------------------------------------------------------------------------------
                                                   VIDEO        VOICE       INTERNET     CONTENT        OTHER         TOTAL
                                                -----------   ----------   ----------   ----------   -----------   -----------
                                                                                (IN THOUSANDS)
REVENUE:
  Europe:
    The Netherlands...........................   $  13,854     $    162     $      -     $      -     $       -     $  14,016
    Austria...................................      71,396           61        3,172            -             -        74,629
    Belgium...................................      13,768            -          656            -         1,071        15,495
    Czech Republic............................       3,754            -            -            -             -         3,754
    France....................................       3,395            -            -            -             -         3,395
    Hungary...................................      11,671            -            -            -             -        11,671
    Norway....................................      38,879            -          161            -             -        39,040
    Corporate and other.......................       2,446            -            -          567         7,274        10,287
                                                 ---------     --------     --------     --------     ---------     ---------
      Total Europe............................     159,163          223        3,989          567         8,345       172,287
                                                 ---------     --------     --------     --------     ---------     ---------
  Asia/Pacific:
    Australia.................................      74,209            -            -            -             -        74,209
    New Zealand...............................           -            -            -            -             -             -
    Corporate and other.......................       3,213            -            -            -             -         3,213
                                                 ---------     --------     --------     --------     ---------     ---------
      Total Asia/Pacific......................      77,422            -            -            -             -        77,422
                                                 ---------     --------     --------     --------     ---------     ---------
  Latin America:
    Chile.....................................           -            -            -            -             -             -
    Corporate and other.......................       4,135            -            -            -           622         4,757
                                                 ---------     --------     --------     --------     ---------     ---------
      Total Latin America.....................       4,135            -            -            -           622         4,757
                                                 ---------     --------     --------     --------     ---------     ---------
  Corporate and other.........................           -            -            -            -             -             -
                                                 ---------     --------     --------     --------     ---------     ---------
        Total Consolidated Revenue............   $ 240,720     $    223     $  3,989     $    567     $   8,967     $ 254,466
                                                 =========     ========     ========     ========     =========     =========
ADJUSTED EBITDA:
  Europe:
    The Netherlands...........................   $   8,445     $ (1,303)    $ (6,103)    $   (295)    $  (4,401)    $  (3,657)
    Austria...................................      34,350       (1,636)      (1,739)           -             -        30,975
    Belgium...................................       5,755            -         (799)           -           114         5,070
    Czech Republic............................        (721)           -            -            -             -          (721)
    France....................................        (954)        (911)         (77)           -             -        (1,942)
    Hungary...................................       3,820            -            -            -             -         3,820
    Norway....................................      14,015         (573)        (806)           -             -        12,636
    Corporate and other.......................        (167)           -           19       (3,556)          131        (3,573)
                                                 ---------     --------     --------     --------     ---------     ---------
      Total Europe............................      64,543       (4,423)      (9,505)      (3,851)       (4,156)       42,608
                                                 ---------     --------     --------     --------     ---------     ---------
  Asia/Pacific:
    Australia.................................     (31,093)           -            -            -             -       (31,093)
    New Zealand...............................           -            -            -            -             -             -
    Corporate and other.......................           -            -            -            -        (2,134)       (2,134)
                                                 ---------     --------     --------     --------     ---------     ---------
      Total Asia/Pacific......................     (31,093)           -            -            -        (2,134)      (33,227)
                                                 ---------     --------     --------     --------     ---------     ---------
  Latin America:
    Chile.....................................           -            -            -            -             -             -
    Corporate and other.......................      (2,969)           -            -            -        (7,050)      (10,019)
                                                 ---------     --------     --------     --------     ---------     ---------
      Total Latin America.....................      (2,969)           -            -            -        (7,050)      (10,019)
                                                 ---------     --------     --------     --------     ---------     ---------
  Corporate and other.........................           -            -            -            -        (2,907)       (2,907)
                                                 ---------     --------     --------     --------     ---------     ---------
        Total Consolidated Adjusted EBITDA....   $  30,481     $ (4,423)    $ (9,505)    $ (3,851)    $ (16,247)    $  (3,545)
                                                 =========     ========     ========     ========     =========     =========

                             UNITEDGLOBALCOM, INC.

                         AS OF SEPTEMBER 30,                  AS OF AND FOR THE PERIOD ENDED DECEMBER 31,
                         -------------------   -------------------------------------------------------------------------
                                2001                              2000                                  1999
                         -------------------   -------------------------------------------   ---------------------------
                                                                 LONG-                                         LONG-
                                TOTAL            CAPITAL         LIVED           TOTAL         CAPITAL         LIVED
                               ASSETS          EXPENDITURES      ASSETS         ASSETS       EXPENDITURES      ASSETS
                         -------------------   ------------   ------------   -------------   ------------   ------------
                             (UNAUDITED)
                                                                 (IN THOUSANDS)
Europe:
 The Netherlands.......      $ 3,326,818        $  607,791     $1,362,721     $ 3,400,264      $247,050      $  774,045
 Austria...............          410,350           132,064        251,855         430,988        94,240         179,652
 Belgium...............           44,544             9,699         21,149          43,141         8,447          23,186
 Czech Republic........          207,979            28,631        108,406         214,598         2,491          80,347
 France................          837,468           223,814        530,013         849,011        70,666         319,454
 Hungary...............          342,514           116,806        197,266         349,788        38,708         112,698
 Norway................          280,230            98,962        172,749         296,494        57,106         100,315
 Poland................        1,109,866           123,174        278,049       1,222,790        42,460         218,784
 Sweden................          358,639            15,111         63,553         420,827        12,495          48,182
 Germany...............          859,009             3,781         73,344         969,679             -               -
 Corporate and other...        1,704,995           239,443        266,372       2,685,366        38,569          63,698
                             -----------        ----------     ----------     -----------      --------      ----------
   Total Europe........        9,482,412         1,599,276      3,325,477      10,882,946       612,232       1,920,361
                             -----------        ----------     ----------     -----------      --------      ----------
Asia/Pacific:
 Australia.............          342,793           113,786        124,479         520,693        94,513         123,617
 New Zealand...........           39,246                 -              -               -        23,306          95,777
 Corporate and other...           63,129                55          3,666          62,325         3,014           6,440
                             -----------        ----------     ----------     -----------      --------      ----------
   Total Asia/
     Pacific...........          445,168           113,841        128,145         583,018       120,833         225,834
                             -----------        ----------     ----------     -----------      --------      ----------
Latin America:
 Chile.................          498,303            96,808        273,595         521,812        53,120         213,146
 Brazil................           15,736             1,384          4,970          17,039         4,399           5,679
 Corporate and other...          131,477             1,923         14,563          63,707         3,167          12,549
                             -----------        ----------     ----------     -----------      --------      ----------
   Total Latin
     America...........          645,516           100,115        293,128         602,558        60,686         231,374
                             -----------        ----------     ----------     -----------      --------      ----------
Corporate and other....          837,279               148          2,054         935,251           426           2,268
                             -----------        ----------     ----------     -----------      --------      ----------
     Total Company.....      $11,410,375        $1,813,380     $3,748,804     $13,003,773      $794,177      $2,379,837
                             ===========        ==========     ==========     ===========      ========      ==========

                               AS OF AND FOR THE PERIOD ENDED DECEMBER 31,
                         -------------------------------------------------------
                             1999                         1998
                         ------------   ----------------------------------------
                                                         LONG-
                            TOTAL         CAPITAL        LIVED         TOTAL
                            ASSETS      EXPENDITURES     ASSETS        ASSETS
                         ------------   ------------   ----------   ------------

                                             (IN THOUSANDS)
Europe:
 The Netherlands.......   $3,157,285      $ 14,734      $  2,440     $  297,068
 Austria...............      356,337        43,278       140,550        341,159
 Belgium...............       47,826        11,253        27,558         57,847
 Czech Republic........      159,806           523         8,737         11,497
 France................      498,776        28,802        40,328         51,092
 Hungary...............      215,448         7,239        26,788         86,921
 Norway................      244,975        25,838        63,335        219,068
 Poland................    1,218,956             -             -              -
 Sweden................      474,899             -             -              -
 Germany...............            -             -             -              -
 Corporate and other...       77,219         9,880         9,310         22,744
                          ----------      --------      --------     ----------
   Total Europe........    6,451,527       141,547       319,046      1,087,396
                          ----------      --------      --------     ----------
Asia/Pacific:
 Australia.............      563,627        71,197       110,351        181,169
 New Zealand...........       76,139             -             -         23,789
 Corporate and other...       52,441           337            61         48,992
                          ----------      --------      --------     ----------
   Total Asia/
     Pacific...........      692,207        71,534       110,412        253,950
                          ----------      --------      --------     ----------
Latin America:
 Chile.................      489,638             -             -              -
 Brazil................       17,172             -             -         84,975
 Corporate and other...       71,379         3,238        11,715         73,048
                          ----------      --------      --------     ----------
   Total Latin
     America...........      578,189         3,238        11,715        158,023
                          ----------      --------      --------     ----------
Corporate and other....    1,280,930           738        10,269         42,726
                          ----------      --------      --------     ----------
     Total Company.....   $9,002,853      $217,057      $451,442     $1,542,095
                          ==========      ========      ========     ==========

                             UNITEDGLOBALCOM, INC.

The Company's consolidated Adjusted EBITDA reconciles to the consolidated statements of operations and comprehensive (loss) income as follows:



                          FOR THE NINE MONTHS ENDED        FOR THE YEAR ENDED        FOR THE NINE
                                SEPTEMBER 30,                 DECEMBER 31,           MONTHS ENDED
                         ---------------------------   ---------------------------   SEPTEMBER 30,
                             2001           2000           2000           1999           1998
                         -------------   -----------   -------------   -----------   -------------
                                 (UNAUDITED)
                                                      (IN THOUSANDS)
Operating loss.........   $(1,302,875)    $(802,263)    $(1,140,803)    $(775,625)     $(327,383)
Depreciation and
  amortization.........       823,824       566,296         815,522       418,714        159,045
Stock-based
  compensation expense
  (credit).............           982          (960)        (43,183)      223,734        164,793
Impairment charge......       305,368             -               -             -              -
                          -----------     ---------     -----------     ---------      ---------
       Consolidated
          Adjusted
          EBITDA.......   $  (172,701)    $(236,927)    $  (368,464)    $(133,177)     $  (3,545)
                          ===========     =========     ===========     =========      =========



18.  RELATED PARTY TRANSACTIONS



NOTES RECEIVABLE, RELATED PARTY



                                                        AS OF         AS OF DECEMBER 31,
                                                    SEPTEMBER 30,   -----------------------
                                                        2001           2000         1999
                                                    -------------   ----------   ----------
                                                     (UNAUDITED)
                                                                (IN THOUSANDS)
Note receivable from Liberty Media Corporation....    $535,146       $242,406     $      -
Note receivable from Telecable....................       7,339          3,600            -
Other.............................................      18,025         10,941          723
                                                      --------       --------     --------
       Total......................................    $560,510       $256,947     $    723
                                                      ========       ========     ========



In December 2000, the Company executed a promissory note with one of its stockholders, Liberty Media Corporation ("Liberty"), whereby the Company will loan Liberty up to $510.0 million to satisfy certain of Liberty's obligations in Latin America. The note and all accrued but unpaid interest is due and payable on the earliest of (i) the closing date for the proposed acquisition of Liberty's Latin American assets, (ii) the termination of the agreement to acquire Liberty's Latin American assets and (iii) June 30, 2001. Interest on the outstanding principal amount accrues at 8.0% per annum. Advances under the promissory note totaled $242.4 million as of December 31, 2000.



Notes receivable from directors includes loans to certain directors of the Company, issued to meet certain personal obligations in lieu of selling their shares in the Company or UPC. The notes are generally payable on demand and accrue interest at 90-day LIBOR plus 2.5% or 3.5%, as determined in accordance with the terms of each note. Interest is payable in arrears quarterly commencing February 22, 2001.



For the nine months ended September 30, 2001 (Unaudited). The Company holds four notes from Liberty totaling $535.2 million and $243.5 million as of September 30, 2001 and December 31, 2000, respectively, including accrued interest of $25.2 million and $1.1 million, respectively. These notes bear interest at 8.0%

                             UNITEDGLOBALCOM, INC.

annually and mature on November 30, 2001. The Company holds four notes from Telecable totaling $7.3 million and $3.7 million as of September 30, 2001 and December 31, 2000, respectively, including accrued interest of $0.1 million and $0.1 million, respectively. These notes bear interest ranging from 5.0% to 8.0% annually and mature on December 31, 2001.



LIBERTY TENDER OFFER FOR UPC NOTES -- FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001 (UNAUDITED)



On November 7, 2001, Liberty announced the completion of a tender offer for a portion of UPC's July 1999 Senior Notes, UPC's October 1999 Senior Notes and UPC's January 2000 Senior Notes. According to Liberty's press release, Liberty acquired approximately $1.4 billion principal amount of bonds for total consideration of approximately $205.3 million, including accrued interest through November 8, 2001.



RELATED PARTY RECEIVABLES



Related party receivables includes expenses paid on behalf of affiliates as well as loans by UPC to certain employees for the exercise of the employees' stock options, taxes on options exercised, or both.


ACQUISITION OF INTEREST IN PRINCES HOLDINGS AND TARA

In November 1998, UPC purchased from RCL, an entity owned by a discretionary trust for the benefit of certain members of the family of John Riordan, a director of United, a 5.0% interest in Tara and a 5.0% interest in Princes Holdings. The aggregate purchase price for these interests was approximately $6.0 million. The parties agreed the purchase price would be paid in cash. Subsequently, RCL elected to receive shares of Class A Common Stock of United. The Company paid such purchase price by delivering to RCL 769,062 restricted shares of Class A Common Stock held by UPC.


19. IMPAIRMENT AND RESTRUCTURING CHARGES -- FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001 (UNAUDITED)



During the second quarter of 2001, UPC identified indicators of possible impairment of long-lived assets, principally Indefeasible Rights of Use ("IRUs") and related goodwill within its subsidiary, Priority Telecom. Such indicators included declines in the market value of publicly traded telecommunications providers and a change, subsequent to the acquisition of Cignal, in the way that certain assets from the Cignal acquisition would be used within Priority Telecom because of reduced levels of private equity funding activity for CLEC businesses generally and UPC's inability to obtain financing for Priority Telecom in 2001 as previously planned. The changes in strategic plans included a decision to phase-out the legacy international wholesale voice operations of Cignal. When UPC and Priority Telecom reached an agreement to acquire Cignal in the second quarter of 2000, the companies originally intended to continue the international wholesale voice operations of Cignal for the foreseeable future. This original plan for the international wholesale voice operations was considered in the determination of the consideration to be paid for Cignal and the subsequent allocation of the purchase price. This allocation was completed by an independent third party in November 2000. Using the strategic plan prepared for the contemplated financing, an impairment assessment test and measurement in accordance with SFAS No. 121 was completed, resulting in a write-down of tangible assets and related goodwill and other impairment charges of E319.0 ($278.9) million for the nine months ended September 30, 2001.



Priority Telecom recorded restructuring and other impairment charges in connection with operations in Spain and other countries of E10.3 ($9.2) million for the three months ended September 30, 2001.



A subsidiary of UPC has impaired the value of DTH boxes leased to certain former customers for which the recovery of the value of the boxes is unlikely. The amount of the impairment is based on the number of

                             UNITEDGLOBALCOM, INC.

disconnected customers to whom the DTH boxes were rented, decreased by the number of collected boxes and multiplied by the net book value of the box at the end of the corresponding period. The amount of impairment charges for the three months ended September 30, 2001 totaled E19.4 ($17.3) million.



20.  LEGAL PROCEEDINGS -- FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001
(UNAUDITED)



Other than the following, the Company is not a party to any material legal proceeding, nor is the Company aware of any threatened material legal proceeding. From time to time, the Company may become involved in litigation relating to claims arising out of operations in the normal course of business.



UPC has received a notice purporting to exercise certain option rights of the former Cignal shareholders. However, those option rights no longer exist since they were granted for the event that an initial public offering of Priority Telecom did not take place prior to October 1, 2001. Since a successful initial public offering of Priority Telecom was completed prior to that date, the notice is not effective and UPC will disregard it.



UPC is currently engaged in arbitration proceedings in France. A minority shareholder of UPC's subsidiary, Mediareseaux S.A., has instituted arbitration proceedings under ICC Rules alleging breach of contract under a certain Business Combination Agreement dated December 15, 1999 and entered into between inter alia, UPC and Intercomm France CVOHA ("ICH"). As part of the arbitration proceedings, ICH obtained an attachment of the shares held by UPC France Holding B.V. in Mediareseaux S.A. UPC is vigorously defending the attachment and the arbitration proceedings and has filed appropriate counter claims.



In May 2001, the United States Supreme Court affirmed the decision of the 10th Circuit U.S. Court of Appeals, which in April 2000 found in favor of the Company in a lawsuit against Wharf Holdings Limited ("Wharf"). The lawsuit consisted of United's claims of fraud, breach of fiduciary duty, breach of contract and negligent misrepresentation related to Wharf's grant to United in 1992 of an option to purchase a 10.0% equity interest in Wharf's cable television franchise in Hong Kong. The United States Supreme Court's decision affirms the 1997 U.S. District Court judgment in the Company's favor, which, together with accrued interest, totaled gross and net proceeds of approximately $201.2 and $194.8 million, respectively which was received during the second and third quarter of 2001.



21.  SUBSEQUENT EVENTS



AGREEMENT WITH LIBERTY



In February 2001, the Company announced an agreement with Liberty whereby Liberty will acquire up to 100,000 shares of Series E Convertible Preferred Stock in exchange for $1.4 billion in cash. The preferred stock will carry no dividend and will be convertible into approximately 54.1 million shares of Class A Common Stock. This transaction, or a portion thereof, is expected to close by the end of the second quarter of 2001.



For the nine months ended September 30, 2001 (Unaudited). On December 3, 2001, the Company announced a revised agreement with Liberty whereby Liberty will contribute certain assets to a newly created holding Company, New United, in exchange for approximately 281.4 million Class C common shares of New United. In addition, on December 3, 2001, Liberty purchased 11,991,018 shares of United Class A common stock for approximately $20.0 million in cash, and repaid approximately $241.3 million of its outstanding debt to United. United used the cash proceeds of the stock sale to repurchase all of its senior notes due 2009. United also paid $241.3 million in satisfaction of a contractual obligation in connection with these senior notes.

                                                                      APPENDIX A

                                MERGER AGREEMENT

                               TABLE OF CONTENTS



                                                 DESCRIPTION                              PAGE
                                                 -----------                           ----------
Agreement and Plan of Restructuring and Merger by and among UnitedGlobalCom, Inc.,
  New UnitedGlobalCom, Inc., United/New United Merger Sub, Inc., Liberty Media
  Corporation, Liberty Media International, Inc., Liberty Global, Inc., and each
  Person indicated as a "Founder"...................................................          A-1

  Exhibit 2.1(b)-1       New United Certificate of Incorporation after the merger...   Appendix C

  Exhibit 2.1(b)-2       New United Bylaws..........................................         A-70

  Exhibit 2.1(c)         Form of Subscription Agreement.............................         A-84

  Exhibit 2.2(b)         Form of Founder Newco Merger Agreement.....................         A-89

  Exhibit 2.3            Form of Liberty 2009 Notes Registration Rights Agreement...         A-94

  Exhibit 2.5(a)         United/New United Agreement and Plan of Merger by and among
                           UnitedGlobalCom, Inc., New UnitedGlobalCom, Inc., and
                           United/New United Merger Sub, Inc. ......................        A-106

  Exhibits 2.5(e)-1      Surviving Entity Charter...................................        A-115

  Exhibits 2.5(e)-2      Surviving Entity Bylaws....................................        A-126

  Exhibit 6.1(b)         Series E Certificate of Designation........................        A-140

  Exhibit 6.2(a)-1       United/New United Merger Sub Certificate of
                           Incorporation............................................        A-147

  Exhibit 6.2(a)-2       United/New United Merger Sub Bylaws........................        A-149

  Exhibit 7.7            Form of Stockholders Agreement.............................        A-163

  Exhibit 7.8            Form of Voting Agreement...................................        A-191

  Exhibit 7.9            Form of United/Liberty Agreement...........................        A-202

  Exhibit 7.9(A)         Form of New United Covenant Agreement......................        A-209

  Exhibit 7.10           Form of Standstill Agreement...............................        A-219

  Exhibit 7.11           Form of Registration Rights Agreement......................        A-235

  Exhibit 7.12(a)        Form of Exchange Agreement.................................        A-250

--------------------------------------------------------------------------------

                 AGREEMENT AND PLAN OF RESTRUCTURING AND MERGER

                                     among

                             UNITEDGLOBALCOM, INC.,

                           NEW UNITEDGLOBALCOM, INC.,

                      UNITED/NEW UNITED MERGER SUB, INC.,

                           LIBERTY MEDIA CORPORATION,

                       LIBERTY MEDIA INTERNATIONAL, INC.,

                              LIBERTY GLOBAL, INC.

                                      and

                      EACH PERSON INDICATED AS A "FOUNDER"

                         ON THE SIGNATURE PAGES HERETO

                             ---------------------

                          DATED AS OF DECEMBER 3, 2001
                             ---------------------

--------------------------------------------------------------------------------

                               TABLE OF CONTENTS


ARTICLE I DEFINITIONS.......................................   A-6
  1.1    Definitions........................................   A-6
  1.2    Additional Terms...................................  A-11
ARTICLE II CONTRIBUTIONS, REORGANIZATION AND RELATED
  TRANSACTIONS..............................................  A-14
  2.1    Pre-Closing Restructuring Transactions.............  A-14
  2.2    Contributions and Restructuring....................  A-15
  2.3    Repayment of Indebtedness..........................  A-17
  2.4    Certain Adjustments................................  A-18
  2.5    United/New United Merger...........................  A-18
ARTICLE III [RESERVED]......................................  A-20
ARTICLE IV REPRESENTATIONS AND WARRANTIES OF LIBERTY MEDIA,
           LIBERTY GLOBAL AND LMI...........................  A-20
  4.1    Organization, Good Standing and Authority..........  A-20
  4.2    Power; Authorization and Validity; Consents; No
     Conflicts..............................................  A-20
  4.3    Brokers' and Finders' Fees.........................  A-21
  4.4    Legal Proceedings..................................  A-21
  4.5    Ownership of United Class B Stock..................  A-21
  4.6    [Reserved.]........................................  A-21
  4.7    Belmarken Notes....................................  A-21
  4.8    [Reserved.]........................................  A-21
  4.9    Investment Intent..................................  A-21
  4.10   Registration Statement; Proxy Statement............  A-21
  4.11   Liberty UPC Bonds..................................  A-21
ARTICLE V REPRESENTATIONS AND WARRANTIES OF THE FOUNDERS....  A-22
  5.1    Organization, Good Standing and Authority..........  A-22
  5.2    Power; Authorization and Validity; Consents; No
     Conflicts..............................................  A-22
  5.3    Founder Newcos.....................................  A-23
  5.4    Brokers' and Finders' Fees.........................  A-23
  5.5    Information........................................  A-23
  5.6    Legal Proceedings..................................  A-23
  5.7    Ownership of United Class B Stock and New United
     Class B Stock..........................................  A-24
  5.8    Investment Intent..................................  A-24
  5.9    Registration Statement; Proxy Statement............  A-24
ARTICLE VI REPRESENTATIONS AND WARRANTIES OF UNITED AND NEW
           UNITED...........................................  A-24
  6.1    Representations and Warranties of United...........  A-24
  6.2    Representations and Warranties of New United.......  A-34
ARTICLE VII CERTAIN COVENANTS OF THE PARTIES................  A-38
  7.1    Conduct of Business in Ordinary Course Pending
     Closing................................................  A-38
  7.2    Stockholders Meeting...............................  A-42
  7.3    Proxy Statement; Registration Statement; Other
     Commission Filings.....................................  A-43
  7.4    No Solicitation; Acquisition Proposals.............  A-44
  7.5    Consents and Approvals.............................  A-44
  7.6    Tax-Free Exchange..................................  A-45
  7.7    Stockholders Agreement.............................  A-45
  7.8    Voting Agreement...................................  A-45
  7.9    United/Liberty Agreement...........................  A-45
  7.9A   New United Covenant Agreement......................  A-46
  7.9B   No Waiver Agreement................................  A-46

  7.10   Standstill Agreement...............................  A-46
  7.11   Registration Rights Agreement......................  A-46
  7.12   Exchange Agreement; Preferred Exchange Agreement...  A-46
  7.13   Listing Application................................  A-46
  7.14   Investigation; Confidentiality.....................  A-46
  7.15   [Reserved].........................................  A-47
  7.16   [Reserved.]........................................  A-47
  7.17   [Reserved.]........................................  A-47
  7.18   [Reserved.]........................................  A-47
  7.19   [Reserved.]........................................  A-47
  7.20   UPC Bonds..........................................  A-47
  7.21   Senior Secured Notes...............................  A-47
  7.22   Fairness Opinions..................................  A-48
  7.23   Interim Stockholder Arrangements...................  A-48
ARTICLE VIII CONDITIONS PRECEDENT TO THE OBLIGATIONS OF EACH
             PARTY TO CLOSE.................................  A-48
  8.1    United Stockholder Approval........................  A-48
  8.2    HSR Act............................................  A-48
  8.3    Consents and Approvals.............................  A-49
  8.4    Absence of Injunctions.............................  A-49
  8.5    Fairness Opinions..................................  A-49
  8.6    Transaction Documents..............................  A-49
ARTICLE IX CONDITIONS PRECEDENT TO THE OBLIGATIONS OF NEW
           UNITED TO CLOSE..................................  A-49
  9.1    Representations and Warranties True as of the
     Closing Date...........................................  A-49
  9.2    Compliance with this Agreement.....................  A-49
  9.3    Certificates.......................................  A-50
  9.4    Opinion of Counsel to the Liberty Parties..........  A-50
ARTICLE X CONDITIONS PRECEDENT TO THE OBLIGATIONS OF THE
          PARTIES TO THE UNITED/NEW UNITED MERGER...........  A-50
  10.1   United's Obligation................................  A-50
  10.2   New United's Obligation............................  A-50
ARTICLE XI CONDITIONS PRECEDENT TO THE OBLIGATION OF THE
           LIBERTY PARTIES TO CLOSE.........................  A-51
  11.1   Representations and Warranties True as of the
     Closing Date...........................................  A-51
  11.2   Compliance with this Agreement.....................  A-51
  11.3   Certificates.......................................  A-51
  11.4   Opinion of Counsel to United.......................  A-51
  11.5   [Reserved.]........................................  A-51
  11.6   Tax Opinion........................................  A-51
  11.7   [Reserved.]........................................  A-52
  11.8   [Reserved.]........................................  A-52
  11.9   Senior Secured Indenture...........................  A-52
  11.10  Fee Letter.........................................  A-52
  11.11  [Reserved.]........................................  A-52
  11.12  [Reserved.]........................................  A-52
  11.13  [Reserved.]........................................  A-52

ARTICLE XII CONDITIONS PRECEDENT TO THE OBLIGATION OF THE
            FOUNDERS TO CLOSE...............................  A-52
  12.1   Representations and Warranties True as of the
     Closing Date...........................................  A-52
  12.2   Compliance with this Agreement.....................  A-52
  12.3   Certificates.......................................  A-52
  12.4   [Reserved.]........................................  A-52
  12.5   Tax Opinion........................................  A-52
ARTICLE XIII TAX MATTERS....................................  A-53
  13.1   [Reserved.]........................................  A-53
  13.2   [Reserved.]........................................  A-53
  13.3   [Reserved.]........................................  A-53
  13.4   Transfer Taxes.....................................  A-53
  13.5   [Reserved.]........................................  A-53
  13.6   [Reserved.]........................................  A-53
  13.7   [Reserved.]........................................  A-53
  13.8   [Reserved.]........................................  A-53
  13.9   Restructuring Transaction Indemnity................  A-53
  13.10  Treatment of Indemnity Payments....................  A-53
  13.11  Survival...........................................  A-53
ARTICLE XIV CLOSING; CLOSING DATE...........................  A-54
  14.1   Closing............................................  A-54
  14.2   Closing Deliveries.................................  A-54
ARTICLE XV SURVIVAL OF REPRESENTATIONS, WARRANTIES AND
           COVENANTS; INDEMNIFICATION.......................  A-56
  15.1   Survival of Representations, Warranties and
     Covenants..............................................  A-56
  15.2   Indemnification by Liberty Party...................  A-56
  15.3   Indemnification by Founders........................  A-57
  15.4   Indemnification by New United and United...........  A-57
  15.5   Defense of Action..................................  A-58
  15.6   Limitations on Indemnification for Breach of
     Representations and Warranties.........................  A-59
  15.7   Insurance Proceeds.................................  A-59
  15.8   Exclusive Monetary Remedy; No Consequential
     Damages................................................  A-59
ARTICLE XVI TERMINATION OF AGREEMENT........................  A-60
  16.1   Termination........................................  A-60
  16.2   Limitation of Liabilities in the Event of
     Termination............................................  A-60
  16.3   Stockholder Arrangements...........................  A-60
ARTICLE XVII MISCELLANEOUS..................................  A-61
  17.1   Expenses...........................................  A-61
  17.2   Entire Agreement; Release..........................  A-61
  17.3   Governing Law; Waiver of Jury Trial, Etc...........  A-61
  17.4   Headings...........................................  A-61
  17.5   Notices............................................  A-61
  17.6   Separability.......................................  A-62
  17.7   Amendment; Waiver..................................  A-63
  17.8   Publicity..........................................  A-63
  17.9   Assignment and Binding Effect......................  A-63
  17.10  No Benefit to Others...............................  A-63
  17.11  Counterparts.......................................  A-63
  17.12  Interpretation.....................................  A-63
  17.13  Rules of Construction..............................  A-64

                 AGREEMENT AND PLAN OF RESTRUCTURING AND MERGER

This AGREEMENT AND PLAN OF RESTRUCTURING AND MERGER (this "Agreement") is entered into as of December 3, 2001 among UnitedGlobalCom, Inc., a Delaware corporation ("United"), New UnitedGlobalCom, Inc., a Delaware corporation ("New United"), United/New United Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of New United ("United/New United Merger Sub"), Liberty Media Corporation, a Delaware corporation ("Liberty Media"), Liberty Media International, Inc., a Delaware corporation ("LMI"), Liberty Global, Inc., a Delaware corporation ("Liberty Global") and each Person indicated as a "Founder" on the signature pages hereto (each such Person, a "Founder"). Capitalized terms used and not otherwise defined in this Agreement have the respective meanings ascribed thereto in Section 1.1.

                                  WITNESSETH:

WHEREAS, United, Liberty Media and LMI have entered into an Amended and Restated Agreement, dated as of May 25, 2001 (the "Letter Agreement"), setting forth the terms and conditions upon which, among other things, the following transactions will occur as part of the same plan of restructuring: (a) Liberty Media will contribute or cause to be contributed to New United all of the shares of Class B Common Stock, par value US $0.01 per share, of United ("United Class B Stock") owned by Liberty Media and its wholly owned Subsidiaries in exchange for an equal number of shares of Class C Common Stock, par value US $0.01 per share, of New United ("New United Class C Stock"), (b) the Founders will contribute all of the shares of United Class B Stock owned by them to their respective Founder Newco (as defined herein) and cause each Founder Newco to merge into New United in exchange for a number of shares of Class B Common Stock, par value US $0.01 per share, of New United ("New United Class B Stock") equal to the number of shares of United's common stock then owned by such Founder Newco, (c) United/New United Merger Sub will merge with and into United, with United being the surviving entity in such merger and the outstanding stock of United being converted into stock of New United or stock of the surviving entity in such merger or cancelled, as more fully described herein, and (d) Liberty Media will contribute all of the stock of its subsidiary, Liberty-Belmarken, Inc., a Delaware corporation ("Liberty Sub"), and cash to New United in exchange for shares of New United Class C Stock; and

WHEREAS, the parties have decided to revise the transactions contemplated by the Letter Agreement in order to eliminate the contribution of certain assets to New United and to enter into the transactions contemplated by this Agreement in lieu thereof; and

WHEREAS, concurrent with the execution and delivery of this Agreement, the Senior Notes Agreements are being entered into and, in accordance therewith, (a) Liberty is acquiring from United 11,976,048 shares of United Class A Stock for US $20,000,000 in cash (the "Note Shares") and an additional 14,970 shares of United Class A Stock for US $25,000 in cash, (b) United is acquiring all of the Senior Notes in exchange for US $20,000,000 in cash, (c) United is paying an aggregate of US $241,309,065.79 (the "Make Whole Payment") to the holders of the Senior Notes (collectively, the "Make Whole Bankers") in satisfaction in full of its obligations under the Fee Letter, and (d) to facilitate the foregoing, Liberty and Liberty Argentina, Inc., a Delaware corporation and a wholly owned Subsidiary of Liberty ("Liberty Argentina"), are paying a total of US $241,309,065.79 to UIPI and United as prepayment in full of the indebtedness evidenced by the $200,000,000 Note and as a partial prepayment of the indebtedness evidenced by the $310,000,000 Notes;

NOW, THEREFORE, in consideration of the mutual promises, covenants and agreements set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto do hereby agree as follows:

                                   ARTICLE I

                                  DEFINITIONS

1.1 Definitions. For purposes of this Agreement, the following terms shall have the following meanings:

     "$200,000,000 Note" means the promissory note, dated December 8, 2000, in the principal amount of US $200 million payable by Liberty Media to United, which promissory note is now held by UIPI.

     "$310,000,000 Notes" means the promissory note, dated December 27, 2000, in the principal amount of US $42,405,760 payable by Liberty Argentina to United, which promissory note is now held by UIPI, the promissory note, dated February 5, 2001, in the principal amount of US $33,827,447 payable by Liberty Argentina to United, which promissory note is now held by UIPI, and the promissory note, dated April 30, 2001, in the principal amount of US $233,766,793 payable by Liberty Argentina to UIPI.

     "Adjustment" means the deemed increase in a Tax, determined using the assumptions set forth in the next sentence, resulting from an adjustment made with respect to any amount reflected or required to be reflected on any Tax Return relating to such Tax. For purposes of determining such deemed increase in Tax, the following assumptions will be used: (a) in the case of any Income Tax, the highest marginal Tax rate or, in the case of any other Tax, the highest applicable Tax rate, in each case in effect with respect to that Tax for the Taxable period or any portion of the Taxable period to which the adjustment relates; and (b) such determination shall be made without regard to whether any actual increase in such Tax will in fact be realized with respect to the Tax Return to which such adjustment relates (as a result, for example, of losses, credits or other offsets against Tax).

     "Affiliate" of a Person shall mean any Person that directly, or indirectly through one or more intermediaries, Controls, is Controlled by, or is under common Control with, the Person in question. Notwithstanding anything in the foregoing to the contrary, under no circumstances will New United, United or any of their respective Subsidiaries be considered an Affiliate of Liberty or LMI.

     "After-Tax Basis" shall mean an amount that, after subtraction of the aggregate additional Taxes incurred or to be incurred by the party receiving the indemnification payment, is equal to the amount of the correlative Adjustment. For purposes of determining such additional Taxes incurred or to be incurred, the following assumptions will be used: (a) in the case of any Income Tax, the highest marginal Tax rate or, in the case of any other Tax, the highest applicable Tax rate, in each case in effect with respect to that Tax for the Taxable period or any portion of the Taxable period to which the indemnification payment relates; and (b) such determination shall be made without regard to whether any actual additional Taxes will in fact be realized with respect to the Tax Return to which such payment relates (as a result, for example, of losses, credits or other offsets against Tax).

     "August 1999 Agreement" means the letter agreement, dated August 30, 1999, among UPC, United and Liberty Media, including the exhibits thereto.

     "Available New United Commission Filings" means the Registration Statement.

     "Average Market Price" means, with respect to any publicly traded security as of any relevant date of determination, the average of the Closing Prices per share or other unit of such security for the period of ten Trading Days ending on and including the third Trading Day prior to such relevant date of determination.

     "Belmarken Loan Agreements" means, collectively, the Loan Agreement, dated as of May 25, 2001, among Belmarken Holding B.V., UPC, UPC Internet Holding B.V. and Liberty Sub, and all agreements, including pledge and security agreements, entered into or to be entered into in connection therewith.

     "Belmarken Notes" means the 6% Guaranteed Discount Notes due 2007 issued pursuant to the Belmarken Loan Agreements.

     "Business Day" means any day other than Saturday, Sunday and a day on which banks are required or permitted to close in Denver, Colorado or New York, New York.

     "Closing Date" means the date on which the Closing occurs.

     "Closing Price" of a share or other unit of any security on any Trading Day is (i) the last reported sale price for a share or other unit of such security on such Trading Day as reported on the principal United States or foreign securities exchange on which such security is listed or admitted for trading or (ii) if such security is not listed or admitted for trading on any such securities exchange, the last reported sale price for a share or other unit of such security on such Trading Day as reported on The Nasdaq Stock Market or (iii) if such security is not listed or admitted to trading on any United States or foreign securities exchange or The Nasdaq Stock Market, the average of the highest bid and lowest asked prices for a share or other unit of such security on such Trading Day in the over-the-counter market as reported by The National Quotation Bureau Incorporated, or any similar organization.

     "Code" means the Internal Revenue Code of 1986.

     "Commission" means the United States Securities and Exchange Commission.

     "Control" shall mean the ability to direct or cause the direction (whether through the ownership of voting securities, by contract or otherwise) of the management and policies of a Person or to control (whether affirmatively or negatively and whether through the ownership of voting securities, by contract or otherwise) the decision of such Person to engage in the particular conduct at issue.

     A "Controlled Affiliate" of a Person means any other Person that the first Person directly, or indirectly through one or more intermediaries, Controls.

     "Controlling Principals" means Founders who are "Principals," as that term is defined in the Indenture dated as of February 5, 1998 between United and Firstar Bank, N.A., as trustee, and who hold a majority of the aggregate voting power of all shares of United Common Stock and any other securities issued by United that are entitled to vote generally for the election of directors held by the Principals.

     "December 7 Letter Agreement" means the Letter Agreement, dated as of December 7, 2000, between United and Liberty Media (including the summary of terms attached thereto).

     "DOJ" means the United States Department of Justice.

     "Environmental and Health Laws" means any U.S. federal, state or local law, statute, rule or regulation or domestic common law relating to the environment or occupational health and safety, including any statute, regulation or order pertaining to (i) treatment, storage, disposal, generation and transportation of pollutants, contaminants, chemicals, industrial, toxic or hazardous substances, oil or petroleum products or solid or hazardous waste (collectively, "Hazardous Substances"); (ii) air, water and noise pollution; (iii) groundwater and surface water contamination; (iv) the release into the environment of Hazardous Substances, including without limitation emissions, discharges, injections, spills, escapes or dumping of pollutants, contaminants or chemicals; (v) the protection of wild life, marine sanctuaries and wetlands, including without limitation all endangered and threatened species; (vi) storage tanks, vessels and containers containing Hazardous Substances; (vii) underground storage tanks, abandoned, disposed or discarded barrels and other closed receptacles containing Hazardous Substances; (viii) health and safety of employees; and (ix) manufacture, processing, use, distribution, treatment, storage, disposal, transportation or handling of Hazardous Substances. As used herein, the terms "release" and "environment" have the meanings set forth in the Comprehensive Environmental Response, Compensation, and Liability Act of 1980.

     "Exchange Act" means the Securities Exchange Act of 1934.

     "Fee Letter" means the Fee Letter, dated April 29, 1999, among United, UIH Funding Corp., Salomon Smith Barney, Inc., TD Securities (USA), Inc., Chase Securities, Inc. and Donaldson, Lufkin & Jenrette Securities Corporation, as amended on May 13, 1999 and May 23, 2001.

     "Filing" means any registration, declaration, application or filing.

     "Founders Agreements" means each of (a) the Founders Agreement to be entered into prior to the Closing among certain Founders relating to United, in the form attached to Section 5.1 of the Founders Disclosure Schedule, and (b) the Founders Agreement to be entered into prior to the Closing among the Founders relating to New United, in the form attached to
     Section 5.1 of the Founders Disclosure Schedule.

     "Founders Disclosure Schedule" means the disclosure schedule delivered herewith by the Founders.

     "FTC" means the United States Federal Trade Commission.

     "GAAP" means generally accepted U.S. accounting principles as in effect as of the relevant time.

     "Governmental Authority" means any U.S. federal, state or local or any foreign court, governmental department, commission, authority, board, bureau, agency or other instrumentality.

     "High Vote Securities" means United Class B Stock, United Equity Securities that are convertible into or exercisable or exchangeable for shares of United Class B Stock (contingently or otherwise) or that have a greater vote per share (on an as-converted basis or otherwise) than the United Class A Stock (whether generally, in the election of directors or generally other than in the election of directors), or any Rights to acquire any of the foregoing.

     "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, and the rules and regulations promulgated thereunder.

     "Income Tax" means any federal, state, local or foreign income tax, including any interest, penalty, or addition thereto.

     "Intellectual Property" means, collectively, patents, trademarks, trade names, service marks, copyrights, applications for any of the foregoing and trade secrets.

     "Judgment" means any order, writ, injunction, award, judgment, ruling or decree of any Governmental Authority.

     "Law" means any U.S. federal, state or local or any foreign statute, code, ordinance, decree, rule, regulation or general principle of common or civil law or equity.

     "Legal Proceedings" means, collectively, any private or governmental actions, suits, complaints, arbitrations, legal or administrative proceedings or investigations.

     "Liberty" means Liberty Media and any successor (by merger, consolidation, transfer of assets or otherwise) to all, or substantially all, of Liberty Media's assets.

     "Liberty 2009 Notes" means the notes of Liberty Media that may be issued by Liberty Media to UIPI pursuant to Section 2.3.

     "Liberty Disclosure Schedule" means the disclosure schedule delivered herewith by Liberty Media.

     "Liberty Parties" means Liberty, LMI and Liberty Global, individually and collectively.

     "Liberty UPC Bond Cost" means the sum of the amounts paid by Liberty and its Affiliates to acquire the Liberty UPC Bonds, plus interest on each such amount from and including the date such amount was paid by Liberty or the applicable Affiliate of Liberty to and including the Closing Date at the rate of 8% per annum, compounded quarterly, less the amount of any interest payments actually received by Liberty and its Affiliates with respect to any period prior to the Closing with respect to the Liberty UPC Bonds.
     Schedule 1.1 sets forth the Liberty UPC Bond Cost as of November 30, 2001.

     "Liberty UPC Bonds" means all of the senior notes and senior discount notes issued by UPC and held by Liberty and its Controlled Affiliates as of the date of this Agreement, as set forth on Schedule 1.1.

     "Licenses" means any licenses, franchises, authorizations, permits, certificates, variances, exemptions, concessions, consents, leases, rights of way, easements, instruments, orders and approvals, domestic or foreign, of any Governmental Authority.

     "Lien" shall mean any mortgage, pledge, lien, encumbrance, charge, or security interest, but excluding any of the foregoing created or imposed by or pursuant to the August 1999 Agreement, this Agreement or the other Transaction Documents.

     "NASD" shall mean the National Association of Securities Dealers, Inc.

     "Partner's Purchase Right" means any right of first offer, right of first refusal, right of last refusal, buy-sell, put-call, purchase or exchange option or similar right in favor of a third party (a) granted under an agreement that was in effect on June 25, 2000 and that is in effect on the date hereof or (b) referred to in this Agreement (including a Schedule hereto) or a disclosure schedule delivered pursuant hereto.

     "Permitted Encumbrances", with respect to any Person, means the following
     Liens: (i) Liens for Taxes, assessments or other governmental charges or levies not at the time delinquent or thereafter payable without penalty or being contested in good faith by appropriate proceedings and for which adequate reserves shall have been set aside on the books of the applicable Person in accordance with GAAP; (ii) Liens of carriers, warehousemen, mechanics, materialmen and landlords incurred in the ordinary course of business for sums not overdue or being contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP shall have been set aside on the books of the applicable Person; (iii) Liens incurred in the ordinary course of business in connection with workmen's compensation, unemployment insurance or other forms of governmental insurance or benefits, or to secure performance of tenders, statutory obligations, leases and contracts (other than for borrowed money) entered into in the ordinary course of business or to secure obligations on surety or appeal bonds; (iv) purchase money security interests or Liens on property acquired or held by the applicable Person in the ordinary course of business to secure the purchase price of such property or to secure indebtedness incurred solely for the purpose of financing the acquisition of such property; and (v) easements, restrictions and other minor defects of title which are not, in the aggregate, material or which do not, individually or in the aggregate, materially and adversely affect the value of the property affected thereby.

     "Person" means any individual, corporation, limited liability company, partnership, joint venture, Governmental Authority, business association or other entity.

     "Priority Telecom" means Priority Telecom N.V., a private company incorporated with limited liability under the laws of The Netherlands.

     "Priority Telecom Shareholders Agreement" means the Shareholders Agreement executed by UPC and Priority Telecom on August 11, 2000 and by each shareholder of Priority Telecom thereafter as received, as amended or modified thereafter and any other agreement or arrangement among the shareholders of Priority Telecom with respect to the subject matter thereof.

     "Restrictions" means with respect to any capital stock, partnership interest, membership interest in a limited liability company or other equity interest or security, any voting or other trust or agreement, option, warrant, preemptive right, right of first offer, right of first refusal, escrow arrangement, proxy, buy-sell agreement, power of attorney or other Contract (but excluding the August 1999 Agreement, the Belmarken Loan Agreements, this Agreement and the other Transaction Documents), any Law, License or Judgment that, conditionally or unconditionally, (a) grants to any Person the right to purchase or otherwise acquire, or obligates any Person to sell or otherwise dispose of or issue, or otherwise results or, whether upon the occurrence of any event or with notice or lapse of time or both or otherwise, may result in any Person acquiring, (i) any of such capital stock or other equity interest or security; (ii) any of the proceeds of, or any distributions paid or that are or may become payable with respect to, any of such capital stock or other equity interest or security; or (iii) any interest in such capital stock or other equity interest or security or any such proceeds or distributions; (b) restricts or, whether upon the occurrence of any event or with notice or lapse of time or both or otherwise, is reasonably likely to restrict the transfer or voting of, or the exercise of any rights or the enjoyment of any benefits arising by reason of ownership of, any such capital stock or other equity interest or security or any such proceeds or distributions; or (c) creates or, whether upon the occurrence of any event or with notice or lapse of time or both or otherwise, is reasonably likely to create a Lien or purported Lien affecting such capital stock or other equity interest or security, proceeds or distributions.

     "Rights" means securities of United (which may include United Equity Securities) that (contingently or otherwise) are exercisable, convertible or exchangeable for or into United Equity Securities (with or without consideration) or that carry any right to subscribe for or acquire United Equity Securities or securities exercisable, convertible or exchangeable for or into United Equity Securities.

     "Securities Act" means the Securities Act of 1933.

     "Senior Notes" means the debt securities issued pursuant to the Indenture, dated as of April 29, 1999, between United and Firstar Bank, N.A.

     "Senior Secured Indenture" means the Indenture, dated as of February 5, 1998, between United and Firstar Bank, N.A. (f/k/a Firstar Bank of Minnesota, N.A.).

     "Senior Secured Notes" means the debt securities issued pursuant to the Senior Secured Indenture.

     "Specified Indentures" means (a) the Senior Secured Indenture and (b) the Indenture, dated as of April 29, 1999, between United and Firstar Bank, N.A.

     "Subsidiary" means, with respect to any Person (a) a corporation a majority in voting power of whose capital stock with voting power, under ordinary circumstances, to elect directors is at the time, directly or indirectly, owned by such Person, by a Subsidiary of such Person, or by such Person and one or more Subsidiaries of such Person, without regard to whether the voting of such stock is subject to a voting agreement or similar Restriction, (b) a partnership or limited liability company in which such Person or a Subsidiary of such Person is, at the date of determination, (i) in the case of a partnership, a general partner of such partnership with the power affirmatively to direct the policies and management of such partnership or (ii) in the case of a limited liability company, the managing member or, in the absence of a managing member, a member with the power affirmatively to direct the policies and management of such limited liability company, or (c) any other Person (other than a corporation) in which such Person, a Subsidiary of such Person or such Person and one or more Subsidiaries of such Person, directly or indirectly, at the date of determination thereof, has (i) the power to elect or direct the election of a majority of the members of the governing body of such Person (whether or not such power is subject to a voting agreement or similar Restriction) or
     (ii) in the absence of such a governing body, at least a majority ownership interest. When used with respect to any Liberty Party, the term "Subsidiary" shall not in any event include New United or any of its Subsidiaries. For purposes of this definition, shares of capital stock of United Austar, Inc. owned by United A/P will not be deemed to be directly or indirectly owned by United or any of its Subsidiaries if, at the time such determination is to be made, United A/P is not a Subsidiary of United.

     "Tax" shall mean any income, corporation, gross receipts, profits, gains, capital stock, capital duty, franchise, business, license, payroll, withholding, social security, unemployment, disability, property, wealth, welfare, stamp, environmental, transfer, excise, occupation, sales, use, value added, alternative minimum, estimated or other similar tax (including any fee, assessment or other charge in the nature of any tax) imposed by any governmental authority (whether national, federal, state, local, municipal, foreign or otherwise) or political subdivision thereof, and any interest, penalties, additions to tax or additional amounts in respect of the foregoing.

     "Tax Returns" shall mean all reports, declarations of estimated tax, information statements and returns relating to, or required to be filed in connection with, any Taxes, including information returns or reports with respect to backup withholding and other payments to third parties.

     "Trading Day", with respect to any security, means a day on which the principal United States or foreign securities exchange on which such security is listed or admitted to trading, or The Nasdaq Stock Market if such security is not listed or admitted to trading on any such securities exchange, as applicable, is open for the transaction of business (unless such trading shall have been suspended for the entire day) or, if the applicable security is not listed or admitted to trading on any United States or foreign securities exchange or The Nasdaq Stock Market, any Business Day.

     "Transaction Documents" means this Agreement, the Stockholders Agreement, the Standstill Agreement, the Registration Rights Agreement, the Liberty 2009 Notes Registration Rights Agreement (if such agreement is entered into as contemplated by Section 2.3), the Founder Newco Merger Agreements, the United/New United Merger Agreement, the Voting Agreement, the No Waiver Agreement, the New United Covenant Agreement, the Founders Agreements, the Exchange Agreement, the Preferred Exchange Agreement, the United/Liberty Agreement, the New United Charter, the New United By-laws, the Surviving Entity Charter, the Surviving Entity By-laws, the Subscription Agreements, all documents, instruments and agreements executed in connection with the satisfaction of the Fee Letter Condition (including the Senior Notes Agreements) and any and all other documents, instruments and agreements to be executed and delivered in connection with the transactions contemplated hereby (including in connection with the satisfaction of each party's conditions hereunder) or thereby.

     "UIPI" means United International Properties, Inc., a Colorado corporation and wholly owned Subsidiary of United.

     "United Disclosure Schedule" means the disclosure schedule delivered herewith by United.

     "United Equity Securities" means the United Common Stock and any other voting securities issued by United, other than shares of United Preferred Stock with customary limited voting rights.

     "United Public Company" means any entity that (a) has equity securities issued by it publicly traded on any internationally recognized United States or foreign securities exchange, and (b) is a Subsidiary of United.

     "UPC" means United Pan-Europe Communications, N.V., a company organized under the laws of The Netherlands and a Subsidiary of United.

1.2 Additional Terms. As used in this Agreement, the following terms shall have the meanings set forth in the referenced sections of this Agreement:

TERM                                                          SECTION
----                                                          -------
Acceptance Notice...........................................  2.3(b)
Action......................................................  15.5(a)
Additional Liberty Shares...................................  2.2(d)
Agreement...................................................  Preamble
Basket Amount...............................................  15.6
Basket Exceptions...........................................  15.6
Belmarken Notes Value.......................................  2.2(d)
Cash Contribution...........................................  2.2(d)
Claims......................................................  15.2
Class B Options.............................................  6.1(b)
Closing.....................................................  14.1
Contracts...................................................  6.1(c)(ii)
Contributing Party..........................................  2.2(f)
DGCL........................................................  2.5(a)
Effective Time..............................................  2.5(b)
Equity Affiliate............................................  6.1(f)(i)
Exchange Agreement..........................................  7.12
Exchange Ratio..............................................  2.5(b)

TERM                                                          SECTION
----                                                          -------
Exchange Ratio Fairness Opinion.............................  7.22
Existing Liberty Notes......................................  2.3
Existing New United Common Stock............................  6.2(b)
Fairness Opinions...........................................  7.22
Fee Letter Condition........................................  11.10
Founder.....................................................  Preamble
Founder Consideration Shares................................  2.2(b)
Founder Indemnified Parties.................................  15.3
Founder Material Adverse Effect.............................  5.1
Founder Newco Merger........................................  2.2(b)
Founder Newco Merger Agreement..............................  2.2(b)
Founder Newco...............................................  2.1(a)
Founder Shares..............................................  2.1(a)
Indemnified Party...........................................  15.5(a)
Indemnifying Party..........................................  15.5(a)
Indenture Fairness Opinion..................................  7.22
Injunction..................................................  7.5(a)
Letter Agreement............................................  Recitals
Liberty 2009 Notes Registration Rights Agreement............  2.3
Liberty Argentina...........................................  Recitals
Liberty Consideration Shares................................  2.2(a)
Liberty Contribution Shares.................................  2.2(d)
Liberty Contribution Value..................................  2.2(d)
Liberty Global..............................................  Preamble
Liberty Global Consideration Shares.........................  2.2(a)
Liberty Global Shares.......................................  2.2(a)
Liberty Guaranty............................................  2.3
Liberty Material Adverse Effect.............................  4.1
Liberty Media...............................................  Preamble
Liberty Media Indemnified Parties...........................  15.2
Liberty Notice..............................................  2.3(b)
Liberty Sub.................................................  Recitals
LMI.........................................................  Preamble
Losses......................................................  15.2
Make Whole Bankers..........................................  Recitals
Make Whole Payment..........................................  Recitals
Material Adverse Change.....................................  17.12
Material Adverse Effect.....................................  17.12
Material United Subsidiaries................................  6.1(j)
Morgan Stanley..............................................  6.1(q)
New United..................................................  Preamble
New United By-laws..........................................  2.1(b)
New United Charter..........................................  2.1(b)
New United Class A Stock....................................  2.5(b)
New United Class B Stock....................................  Recitals
New United Class C Stock....................................  Recitals
New United Commission Filing................................  6.2(g)(i)
New United Covenant Agreement...............................  7.9A
New United Indemnified Parties..............................  15.4
New United Material Adverse Effect..........................  6.2(a)
New United Preferred Stock..................................  6.2(b)(i)

TERM                                                          SECTION
----                                                          -------
Note Repayment Amount.......................................  2.3
Note Shares.................................................  Recitals
No Waiver Agreement.........................................  2.2(e)
Notes Holder................................................  2.3(b)
Offered Notes...............................................  2.3(b)
Offer Notice................................................  2.3(b)
Preferred Exchange Agreement................................  7.12
Proxy Statement.............................................  7.3(a)
Purchased Notes.............................................  2.3(b)
Refinanced Indebtedness.....................................  7.1(b)
Refinancing Indebtedness....................................  7.1(b)
Registration Rights Agreement...............................  7.11
Registration Statement......................................  7.3(a)
Required Founder Consents...................................  5.2
Required Liberty Consents...................................  4.2
Required United Consents....................................  6.1(c)(ii)
Restructuring Proceeds......................................  2.2(d)
Restructuring Transaction...................................  13.9
Schneider...................................................  2.1(b)
Senior Notes Agreements.....................................  11.10
September 18 Letter Agreement...............................  17.2
Series E Certificate of Designation.........................  6.1(b)
Series E Holder.............................................  7.12
Standstill Agreement........................................  7.10
Stockholders Agreement......................................  7.7
Stock Purchase Fairness Opinion.............................  6.1(q)
Subscription Agreement......................................  2.1(c)
Surviving Entity............................................  2.5(a)
Surviving Entity By-laws....................................  2.5(e)
Surviving Entity Charter....................................  2.5(e)
Surviving Entity Class A Stock..............................  2.5(b)
Surviving Entity Class B Stock..............................  2.5(d)
Surviving Entity Class C Stock..............................  2.5(d)
Surviving Entity Class D Stock..............................  6.1(b)
Surviving Entity Series F Preferred Stock...................  2.5(b)
Surviving Entity Series G Preferred Stock...................  2.5(b)
Surviving Entity Series H Preferred Stock...................  2.5(b)
Total Liberty Shares........................................  2.2(d)
Transfer Date...............................................  2.3(b)
United......................................................  Preamble
United 2001 Commission Filings..............................  6.1(g)(i)
United A/P..................................................  6.1(f)
United Class A Stock........................................  2.1(a)
United Class B Stock........................................  Recitals
United Commission Filings...................................  6.1(g)(i)
United Common Stock.........................................  2.1(a)
United Form 10-K............................................  6.1(g)(i)
United Indemnified Parties..................................  15.4
United Investment...........................................  6.1(f)(i)
United Investment Agreements................................  6.1(f)(i)
United June 10-Q............................................  6.1(g)(i)

TERM                                                          SECTION
----                                                          -------
United/Liberty Agreement....................................  7.9
United Material Adverse Effect..............................  6.1(a)
United/New United Merger....................................  2.5(a)
United/New United Merger Agreement..........................  2.5(a)
United/New United Merger Consideration......................  2.5(b)
United/New United Merger Sub................................  Preamble
United/New United Merger Sub By-laws........................  6.2(a)
United/New United Merger Sub Charter........................  6.2(a)
United/New United Merger Sub Class B Stock..................  2.5(d)
United/New United Merger Sub Class C Stock..................  2.5(d)
United Preferred Stock......................................  6.1(b)
United Series B Preferred Stock.............................  6.1(b)
United Series C Preferred Stock.............................  6.1(b)
United Series D Preferred Stock.............................  6.1(b)
United Series E Preferred Stock.............................  6.1(b)
United Stockholders Meeting.................................  7.2
United Stock Option Plans...................................  6.1(b)
UPC Form 10-K...............................................  6.1(g)(i)
UPC June 10-Q...............................................  6.1(g)(i)
Voting Agreement............................................  7.8

                                   ARTICLE II

             CONTRIBUTIONS, REORGANIZATION AND RELATED TRANSACTIONS

2.1 Pre-Closing Restructuring Transactions. Prior to and as a condition precedent of the Closing, the parties shall effect or cause to be effected the following transactions:

     (a) Each of the Founders will contribute, convey, transfer, assign and deliver, free and clear of all Liens and Restrictions, except as set forth in Section 5.7 of the Founders Disclosure Schedule, all and not less than all of the shares of United Class B Stock held by such Founder as indicated next to such Founder's name on Schedule 2.1(a) (collectively, the "Founder Shares"), in each case together with the right to receive all unpaid dividends and distributions declared or otherwise payable with respect to such Founder Shares and associated stock purchase rights, if any, to newly-formed single-member limited liability companies organized under the laws of the State of Delaware (each a "Founder Newco"). At all times from the organization of each Founder Newco until the Closing (i) no Person other than the Founder contributing shares of United Class B Stock to such Founder Newco shall own any equity interest whatsoever in such Founder Newco, (ii) the limited liability company membership interests in such Founder Newco shall be owned by the applicable Founder free and clear of any Liens and Restrictions, and such Founder Newco shall have no assets, other than Founder Shares and shares of the Class A Common Stock, par value US $0.01 per share, of United ("United Class A Stock" and, together with the United Class B Stock, "United Common Stock") issued to such Founder Newco upon conversion of Founder Shares pursuant to the following sentence, and no liabilities or obligations, known or unknown, whether absolute, accrued, fixed, contingent or otherwise, other than its obligations under the applicable Founder Newco Merger Agreement. Each Founder will cause its applicable Founder Newco to convert an adequate number of the Founder Shares held by it into an equal number of shares of United Class A Stock in order to ensure that, after giving effect to the Founder Newco Mergers and the contribution contemplated by Section 2.2(a), New United will not own 50% or more of the voting power of United prior to the consummation of the United/New United Merger.

     (b) Gene W. Schneider ("Schneider"), as the sole stockholder of New United, will cause the Certificate of Incorporation ("New United Charter") and By-laws ("New United By-laws") of New United to be restated as set forth in Exhibits 2.1(b)-1 and 2.1(b)-2, respectively.

     (c) Immediately prior to the Closing, one or more Controlling Principals will purchase from United an aggregate of 1,500 shares of United Series E Preferred Stock for the purchase price set forth in, and otherwise pursuant to the terms of, one or more Subscription Agreements between each such Controlling Principal and United, in the form attached hereto as Exhibit 2.1(c) (each a "Subscription Agreement").

2.2 Contributions and Restructuring. At the Closing, upon the terms and subject to the conditions set forth in this Agreement and in the order set forth below (and otherwise substantially concurrently):

     (a)(i) Schneider will contribute, convey, transfer, assign and deliver to New United, free and clear of all Liens and Restrictions, one share of United Class A Stock, together with the right to receive all unpaid dividends and distributions declared or otherwise payable with respect to such share of United Class A Stock and associated stock purchase rights, if any, as a contribution to the capital of New United, and New United shall accept such share of United Class A Stock as a contribution to its capital and Schneider shall not receive any other consideration in exchange for such contribution, (ii) Liberty Global will contribute, convey, transfer, assign and deliver, or cause to be contributed, conveyed, transferred, assigned and delivered, to New United, free and clear of all Liens and Restrictions, all, but not less than all, of the shares of United Class B Stock held by Liberty Global as indicated next to Liberty Global's name on
     Schedule 2.2 hereto (the "Liberty Global Shares"), together with the right to receive all unpaid dividends and distributions declared or otherwise payable with respect to such Liberty Global Shares and associated stock purchase rights, if any, and New United shall accept all, but not less than all, the Liberty Global Shares and issue and deliver to Liberty Global, or to the applicable Contributing Party or Contributing Parties, in exchange therefor a number of shares of New United Class C Stock equal to the number of Liberty Global Shares so contributed (the "Liberty Global Consideration Shares"), (iii) Liberty will contribute, convey, transfer, assign and deliver, or cause to be contributed, conveyed, transferred, assigned and delivered, to New United, free and clear of all Liens and Restrictions, all, but not less than all, of the Note Shares, together with the right to receive all unpaid dividends and distributions declared or otherwise payable with respect to such Note Shares and associated stock purchase rights, if any, and New United shall accept all, but not less than all, the Note Shares and issue and deliver to Liberty, or to the applicable Contributing Party or Contributing Parties, in exchange therefor a number of shares of New United Class C Stock equal to the number of Note Shares so contributed (the "Liberty Consideration Shares") and (iv) New United will convert the Liberty Global Shares into an equal number of shares of United Class A Stock. Immediately prior to the contributions described in clauses
     (ii) and (iii) of the previous sentence, there shall be no outstanding shares of capital stock or other securities or ownership interests of New United other than one share of New United Class A Stock held, beneficially and of record, by Schneider.

     (b) The Founders and New United will cause each of the Founder Newcos to merge with and into New United (each, a "Founder Newco Merger") with the limited liability company membership interests of each Founder Newco being converted into an aggregate number of shares of New United Class B Stock equal to the number of shares of United Common Stock held by such Founder Newco at the time of such mergers (the "Founder Consideration Shares"). Each of these mergers will be consummated pursuant to an Agreement and Plan of Merger substantially in the form attached hereto as Exhibit 2.2(b) (each, a "Founder Newco Merger Agreement"). Prior to or simultaneous with the Founder Newco Mergers, any Liens and Restrictions on shares of United Common Stock held by each Founder Newco, including as set forth in Section
     5.7 of the Founder Disclosure Schedule, shall be fully and unconditionally released (without any liability whatsoever to New United or any of its Subsidiaries or Affiliates) in accordance with instruments and documents as are reasonably satisfactory to New United and the Liberty Parties and, from and after the Founder Newco Mergers, such shares of United Common Stock shall be free and clear of any Liens or Restrictions whatsoever. New United will be the surviving entity in each of the Founder Newco Mergers.

     (c) United, New United and United/New United Merger Sub shall effect the United/New United Merger, as described in Section 2.5 below.

     (d) Liberty Media will contribute, convey, transfer, assign and deliver, or cause to be contributed, conveyed, transferred, assigned and delivered, to New United, free and clear of all Liens and Restrictions:

        (i) all of the Belmarken Notes (or any proceeds thereof) and all of Liberty Sub's rights and obligations under the Belmarken Loan Agreements; and

        (ii) an amount of cash equal to US $200,000,000 (the "Cash Contribution"); and

        (iii) all of the Liberty UPC Bonds or, in the event of any refinancing or restructuring of, or similar transaction with respect to, any of UPC's indebtedness, the proceeds, if any, received in exchange for any of the Liberty UPC Bonds in such transaction (the "Restructuring Proceeds");

     and New United shall issue and deliver to Liberty Media or the applicable Contributing Party or Contributing Parties at the Closing, the following shares of New United Class C Stock (the "Liberty Contribution Shares"):

        (1) in exchange for, and in consideration of, the contribution of the Belmarken Notes (or any proceeds thereof) and the assignment of Liberty Sub's rights and obligations under the Belmarken Loan Agreements to New United pursuant to Section 2.2(d)(i), a number of shares of New United Class C Stock equal to the quotient of (A) US $856,800,000, plus interest accrued on such amount from and including May 29, 2001 to the Closing Date at the rate of 6% per annum, compounded quarterly, calculated in the same manner as provided in the Belmarken Loan Agreements for the accretion of interest on the Belmarken Notes (irrespective of whether any Belmarken Notes are outstanding), (the "Belmarken Notes Value") divided by (B) US $16.18; and

        (2) in exchange for, and in consideration of, the Cash Contribution, a number of shares of New United Class C Stock equal to the quotient of
        (A) the amount of the Cash Contribution divided by (B) US $16.18; and

        (3) in exchange for, and in consideration of, the Liberty UPC Bonds and/or Restructuring Proceeds contributed to New United pursuant to
        Section 2.2(d)(iii), a number of shares of New United Class C Stock equal to the quotient of (A) the Liberty UPC Bond Cost divided by (B) US $1.53;

provided that (A) if the quotient obtained by dividing the sum of the Belmarken Notes Value plus the amount of the Cash Contribution plus the Liberty UPC Bond Cost plus US $20,000,000 (such sum, the "Liberty Contribution Value"), by the sum of the total number of Liberty Contribution Shares determined in accordance with clauses (1), (2) and (3) above plus 11,976,048 (such sum, the "Total Liberty Shares"), is greater than US $5.00, New United shall issue and deliver to Liberty at the Closing a sufficient number of additional shares of New United Class C Stock (the "Additional Liberty Shares") so that the quotient obtained by dividing the Liberty Contribution Value by the sum of the Total Liberty Shares plus the Additional Liberty Shares is equal to US $5.00 and (B) if the quotient obtained by dividing the Liberty Contribution Value by the Total Liberty Shares is less than US $5.00, the number of Liberty Contribution Shares issued and delivered by New United to Liberty pursuant to this Section 2.2(d) shall be reduced by a number of shares of New United Class C Stock so that the quotient obtained by dividing the Liberty Contribution Value by the number of Liberty Contribution Shares issued and delivered to Liberty by New United is equal to US $5.00. For purposes of each provision of this Agreement other than this
Section 2.2(d) any Additional Liberty Shares issued and delivered pursuant to this Section 2.2(d) shall be deemed to be Liberty Contribution Shares.

     (e) Liberty Media, LMI and New United will enter into an agreement pursuant to which New United will acknowledge that Liberty, LMI and their respective Affiliates are intended beneficiaries of the covenants and agreements set forth in Sections 7.11 and 11.15 of the Loan Agreement, dated as of May 25, 2001, among Belmarken Holding B.V., UPC, UPC Internet Holding B.V. and Liberty Sub, and New United will agree that it will not amend, modify or waive in any respect or terminate any of such covenants or agreements without the prior written consent of Liberty and LMI (the "No Waiver Agreement").

     (f) If Liberty or Liberty Global causes any Person to make all or part of the contributions described in clauses (a) or (d) above, each such Person shall become a party to this Agreement and the applicable Transaction Documents (each such Person, a "Contributing Party").

2.3  Repayment of Indebtedness.

(a) At the Closing, immediately following the consummation of the transactions set forth in Section 2.2, Liberty shall repay, or cause to be repaid, in full the unpaid balance of the principal amount of the $310,000,000 Notes together with all accrued and unpaid interest thereon (the "Note Repayment Amount") to UIPI either by the delivery of cash or, as described below, Liberty 2009 Notes. Upon receipt of the Note Repayment Amount, United shall irrevocably release, and shall cause each beneficiary of Liberty Media's guaranty of the repayment of the indebtedness evidenced by the $310,000,000 Notes (the "Liberty Guaranty") to irrevocably release, Liberty from all of its obligations under the Liberty Guaranty. Notwithstanding anything contained in the December 7 Letter Agreement, the $310,000,000 Notes or the Liberty Guaranty, (i) the balance of the indebtedness evidenced by the $310,000,000 Notes shall not be due and payable until the Closing Date; provided, however, that if this Agreement is terminated without the occurrence of the Closing, then the balance of such indebtedness will be due and payable in cash on the date of termination of this Agreement,
(ii) prior to the Closing, Liberty Argentina may assign the $310,000,000 Notes, in whole or in part, to Liberty and (iii) Liberty may repay, or cause to be repaid, the balance of the indebtedness evidenced by the $310,000,000 Notes, in whole or in part, by the delivery of Liberty 2009 Notes to UIPI at the Closing. If Liberty repays, or causes to be repaid, the balance of the indebtedness evidenced by the $310,000,000 Notes by the delivery of Liberty 2009 Notes, (A) such Liberty 2009 Notes shall (1) except as set forth herein, be substantially identical to Liberty's Senior Notes, due 2009, that were originally issued on July 7, 1999 (the "Existing Liberty Notes"), (2) not, when delivered to UIPI at the Closing, be registered pursuant to the Securities Act, (3) be issued with an aggregate principal amount equal to the portion of the Note Repayment Amount that is being repaid by delivery of such Liberty 2009 Notes, and (4) bear interest on the principal amount thereof at a rate per annum equal to the market yield on the Existing Liberty Notes as of the Closing Date (determined in the manner set forth on Schedule 2.3), and (B) Liberty, United and UIPI shall, at the Closing, enter into a registration rights agreement with respect to the Liberty 2009 Notes in the form attached hereto as Exhibit 2.3 (the "Liberty 2009 Notes Registration Rights Agreement").

(b)(i) United shall not and shall cause each of its Subsidiaries at any time holding Liberty 2009 Notes not to, transfer any Liberty 2009 Notes to any Person other than a Person that is a wholly owned Subsidiary of United without first complying with the provisions of this Section 2.3(b). If United or a United Subsidiary holding any Liberty 2009 Notes (the "Notes Holder") desires to transfer any Liberty 2009 Notes to a Person that is not a wholly owned Subsidiary of United, such Notes Holder shall first deliver written notice to Liberty by telecopy (a "Liberty Notice") on the fifth Business Day prior to the date on which the Notes Holder intends to transfer such Liberty 2009 Notes (the "Transfer Date"), setting forth the number of Liberty 2009 Notes such Notes Holder intends to transfer on the Transfer Date (expressed as an aggregate principal amount) and setting forth a time on the Transfer Date at which the Notes Holder will deliver the Offer Notice telephonically as described in the following sentence, which time shall be after 7:00 a.m. and prior to 8:00 a.m. (in each case, Denver, Colorado time). On the Transfer Date, at the time set forth in the Liberty Notice, the Notes Holder shall telephonically offer (the "Offer Notice") to sell Liberty a number of Liberty 2009 Notes (expressed as an aggregate principal amount) equal to the number of Liberty 2009 Notes set forth in the Liberty Notice (the "Offered Notes"), free and clear of all Liens and Restrictions, for cash in an amount per Liberty 2009 Note specified by the Notes Holder (expressed as a percentage of the principal amount of each Liberty 2009 Note so offered).

(ii) If Liberty desires to purchase all, but not less than all, of the Offered Notes, Liberty may accept such Offer Notice by notifying the Notes Holder telephonically at the telephone number specified in the Offer Notice at or prior to 10:00 a.m. (Denver, Colorado time) on the Transfer Date of its intention to purchase the Offered Notes (the "Purchased Notes") for a cash purchase price per Purchased Note as set forth in the Offer

Notice (the "Acceptance Notice"). The telephonic delivery of a timely Acceptance Notice shall constitute a binding obligation of Liberty and the Notes Holder. Liberty and the Notes Holder shall, on the Transfer Date and promptly following the delivery of an Acceptance Notice, execute and deliver a customary agreement for the purchase and sale of the Purchased Notes, which agreement shall contain representations and warranties on the part of the Notes Holder that the Purchased Notes are, and shall be at the closing of the sale of the Purchased Notes to Liberty, owned by such Notes Holder, beneficially and of record, and are not, and at the time of such closing will not be, subject to any Liens or Restrictions whatsoever. The sale of the Purchased Notes to Liberty shall be consummated on the third Business Day following the Transfer Date.

(iii) If Liberty does not telephonically deliver an Acceptance Notice to the Notes Holder agreeing to purchase all of the Offered Notes, the Notes Holder may, on the Transfer Date, sell the Offered Notes for a cash purchase price per Offered Note that is no less than the purchase price per Offered Note set forth in the Offer Notice to a bona fide third party. Any sale of Offered Notes pursuant to the previous sentence shall be consummated no later than the third Business Day following the Transfer Date. If the Notes Holder does not sell such Offered Notes on the Transfer Date or does not consummate the sale thereof on or before the third Business Day following the Transfer Date, such Offered Notes may not be transferred without again complying with the procedures set forth in this Section 2.3(b).

2.4 Certain Adjustments. If United or New United effects any stock dividend, stock split, reverse stock split, recapitalization or reclassification affecting the shares of its common stock or preferred stock of any class or series, or otherwise effects any transaction that changes such shares into any other securities (including securities of another entity) or effects any other dividend or distribution (other than a normal cash dividend payable out of current or retained earnings) on such shares, then the exchange ratios (including the number and kind of shares) set forth in this Agreement for any transaction not consummated prior to such event will, as appropriate, be adjusted to reflect such event.

2.5  United/New United Merger.

(a) Simultaneously with the execution and delivery of this Agreement, United, New United and United/ New United Merger Sub have entered into an Agreement and Plan of Merger, dated the date hereof, a copy of which is attached hereto as
Exhibit 2.5(a) (the "United/New United Merger Agreement"). As described in
Section 2.2, subject to and upon the terms and conditions of the United/New United Merger Agreement, at the Closing, United/New United Merger Sub shall, and New United and United shall cause United/New United Merger Sub to, merge with and into United in accordance with the provisions of the Delaware General Corporation Law (the "DGCL") (the "United/New United Merger"), the separate corporate existence of United/New United Merger Sub shall cease and United shall continue as the surviving entity in the United/ New United Merger (the "Surviving Entity").

(b)  By virtue of the United/New United Merger:

     (i) all of the shares of United Series E Preferred Stock outstanding immediately prior to the effective time of the United/New United Merger (the "Effective Time") shall be converted into and represent the right to receive, and shall be exchangeable for, an aggregate of 1,500,000 shares of the Class A Common Stock, par value US $0.01 per share, of the Surviving Entity ("Surviving Entity Class A Stock");

     (ii) each share of United Class A Stock outstanding immediately prior to the Effective Time shall be converted into and represent the right to receive, and shall be exchangeable for, one share (the "Exchange Ratio") of the Class A Common Stock, par value US $0.01 per share, of New United ("New United Class A Stock")and each share of United Class B Stock outstanding immediately prior to the Effective Time shall be converted into and represent the right to receive and be exchangeable for, one share of New United Class A Stock;

     (iii) each share of United Series B Preferred Stock outstanding immediately prior to the Effective Time shall be converted into and represent the right to receive, and shall be exchangeable for, one share of Convertible Preferred Stock, Series F, par value US $0.01 per share, of the Surviving Entity ("Surviving Entity Series F Preferred Stock");

     (iv) each share of United Series C Preferred Stock outstanding immediately prior to the Effective Time shall be converted into and represent the right to receive, and shall be exchangeable for, one share of 7% Series G Convertible Senior Cumulative Preferred Stock, par value US $0.01 per share, of the Surviving Entity ("Surviving Entity Series G Preferred Stock"); and

     (v) each share of United Series D Preferred Stock outstanding immediately prior to the Effective Time shall be converted into and represent the right to receive, and shall be exchangeable for, one share of 7% Series H Convertible Senior Cumulative Preferred Stock, par value US $0.01 per share, of the Surviving Entity ("Surviving Entity Series H Preferred Stock")

(such shares of New United Class A Stock, Surviving Entity Series F Preferred Stock, Surviving Entity Series G Preferred Stock and Surviving Entity Series H Preferred Stock, the "United/New United Merger Consideration"); provided, however, that each share of United Class A Stock, United Class B Stock, United Series B Preferred Stock, United Series C Preferred Stock and United Series D Preferred Stock that immediately prior to the Effective Time is held by New United or that is held by United in treasury shall be canceled and retired without payment of any consideration therefor and without any conversion thereof into United/New United Merger Consideration. The rights, privileges, powers and preferences of the New United Class A Stock, New United Class B Stock and New United Class C Stock will be as provided in the New United Charter and New United By-laws which shall continue in effect following the United/New United Merger; provided that, effective immediately upon the Effective Time, the New United Charter shall be amended to change the name of New United to "UnitedGlobalCom, Inc."

(c) At the Effective Time, all outstanding options to purchase shares of United Class A Stock or United Class B Stock (which options to purchase shares of United Class B Stock shall consist solely of Class B Options) under a United Stock Option Plan or any other contract, all of which are listed in Section 2.5(c) of the United Disclosure Schedule, shall remain outstanding, be assumed by New United and thereafter be exercisable, at the same per share exercise price and pursuant to the same terms and conditions, including vesting conditions, for a number of shares of New United Class A Stock or New United Class B Stock, as applicable, equal to the number of shares of United Class A Stock or United Class B Stock for which such option was exercisable immediately prior to the Effective Time.

(d) At the Effective Time, all of the shares of United/New United Merger Sub's Class B Common Stock, par value US $0.01 per share ("United/New United Merger Sub Class B Stock"), and Class C Common Stock, par value US $0.01 per share ("United/New United Merger Sub Class C Stock"), outstanding immediately prior to the Effective Time and held by New United shall be converted into and represent the right to receive, and shall be exchangeable for, respectively, an aggregate of 1,500,000 shares of the Class B Common Stock, par value US $0.01 per share, of the Surviving Entity ("Surviving Entity Class B Stock") and 300,000,000 shares of the Class C Common Stock, par value US $0.01 per share, of the Surviving Entity ("Surviving Entity Class C Stock").

(e) As of and following the Effective Time, the Certificate of Incorporation and By-laws of the Surviving Entity shall be as set forth on Exhibits 2.5(e)-1 and 2.5(e)-2, respectively (respectively, the "Surviving Entity Charter" and the "Surviving Entity By-laws"). The rights, privileges, powers and preferences of the Surviving Entity Class A Stock, Surviving Entity Class B Stock, Surviving Entity Class C Stock, Surviving Entity Class D Stock, Surviving Entity Series F Preferred Stock, Surviving Entity Series G Preferred Stock and Surviving Entity Series H Preferred Stock shall, from and after the Effective Time, be as provided in the Surviving Entity Charter and the Surviving Entity Bylaws.

(f) The terms of the foregoing exchanges (including the exchange rates) shall, as appropriate, be subject to adjustment as set forth in Section 2.4 for events occurring after the date hereof and prior to the Effective Time.

(g) As of and following the Effective Time, until their successors are duly elected or appointed in accordance with the New United Charter, the New United By-laws and the Voting Agreement, the directors, executive officers and certain other officers of New United will be as set forth on Schedule 2.5(g).

                                  ARTICLE III

                                   [RESERVED]

                                   ARTICLE IV

                       REPRESENTATIONS AND WARRANTIES OF
                     LIBERTY MEDIA, LIBERTY GLOBAL AND LMI

Each of the Liberty Parties, severally and not jointly, as to itself and the assets, if any, being transferred by such Liberty Party pursuant hereto only, represents and warrants to the other parties hereto, as follows:

4.1 Organization, Good Standing and Authority. Such Liberty Party (i) is a corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation, (ii) has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (iii) is duly qualified or licensed and in good standing to do business in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to be so qualified or licensed and in good standing has not had and is not reasonably likely to have
(1) a Material Adverse Effect on the assets being transferred by the Liberty Parties pursuant hereto, taken as a whole, or (2) a material adverse effect on the ability of the Liberty Parties to perform their respective obligations under, and to consummate the transactions contemplated by, this Agreement and the other Transaction Documents (each of clauses (1) and (2) above, a "Liberty Material Adverse Effect").

4.2 Power; Authorization and Validity; Consents; No Conflicts. Such Liberty Party has all requisite corporate power and authority to enter into and perform its obligations under this Agreement and each Transaction Document to be executed and delivered by it pursuant to this Agreement. The execution and delivery by such Liberty Party of and, subject to the satisfaction of the conditions set forth in this Agreement, the performance by it of its obligations under, this Agreement and each Transaction Document to which it is or will be a party have been duly authorized by all requisite corporate action of such Liberty Party. This Agreement has been, and each of the other Transaction Documents to be executed and delivered by such Liberty Party will be at or prior to the Closing, duly executed and delivered by such Liberty Party, and assuming the due execution and delivery by each other party hereto and thereto (other than another Liberty Party), this Agreement constitutes, and when executed and delivered by such Liberty Party pursuant to this Agreement, each Transaction Document to which such Liberty Party is a party will constitute, the legal, valid and binding obligation of such Liberty Party enforceable in accordance with its terms, except as such enforceability may be affected by applicable bankruptcy, reorganization, insolvency, moratorium or similar laws affecting creditors' rights generally or by general equitable principles. Except for the requirements under the HSR Act and except for any required notices, Filings, consents, approvals or waivers set forth on Section 4.2 of the Liberty Disclosure Schedule (the "Required Liberty Consents"), no consent, approval or waiver of, notice to, or Filing with, any other Person is required, on behalf of such Liberty Party in connection with the execution, delivery or performance by such Liberty Party of this Agreement or by such Liberty Party of any of the other Transaction Documents to which it is a party, or the consummation of the transactions contemplated hereby and thereby, the failure of which to be obtained, given or made, individually or in the aggregate, would have a Liberty Material Adverse Effect. Except as set forth on Section 4.2 of the Liberty Disclosure Schedule, the execution and delivery by such Liberty Party of this Agreement and the other Transaction Documents to which they or any of them are parties do not, and the performance by such Liberty Party, of their respective obligations under this Agreement and the other Transaction Documents to which they or any of them are parties will not, (i) violate or conflict with any provision of the certificate of incorporation or bylaws of such Liberty Party,
(ii) assuming that the Required Liberty Consents of Governmental Authorities are obtained, violate any of the terms, conditions or provisions of any Law, License or Judgment to which such Liberty Party is subject or by which any of the foregoing or their respective assets are bound, except that no representation is made with respect to any foreign Law of any jurisdiction in which Liberty does not, directly or through a Subsidiary, own assets or engage in business, or
(iii) assuming that the

Required Liberty Consents are given, made and obtained, result in a violation or breach of, or (with or without the giving of notice or lapse of time or both) constitute a default (or give rise to any right of termination, cancellation, acceleration, repurchase, prepayment or repayment or to increased payments) under or give rise to or accelerate any material obligation (including any obligation to, or to offer to, repurchase, prepay, repay or make increased payments) or result in the loss or modification of any material benefit under, or result in a Lien or Restriction on any of the assets of such Liberty Party being contributed pursuant to this Agreement pursuant to any Contract to which such Liberty Party is a party or by which such Liberty Party or any of its assets is bound, except in the case of any Law (other than Delaware law), License or Judgment referred to in clause (ii) and any Contract referred to in clause (iii), as would not, individually or in the aggregate, have a Liberty Material Adverse Effect.

4.3 Brokers' and Finders' Fees. There is no broker, finder, investment banker or similar intermediary which has been retained by, or is authorized to act on behalf of, any Liberty Party or any of its Subsidiaries or any of their respective officers or directors who will be entitled to any fee or commission in connection with this Agreement or upon consummation of the transactions contemplated hereby.

4.4 Legal Proceedings. There is no Judgment outstanding, or any Legal Proceeding by or before any Governmental Authority or any arbitrator pending or, to such Liberty Party's knowledge, threatened in writing, against such Liberty Party that, individually or in the aggregate, could reasonably be expected to have a Liberty Material Adverse Effect. Section 4.4 of the Liberty Disclosure
Schedule identifies certain Legal Proceedings pending or threatened against the Liberty Parties and/or their respective Subsidiaries.

4.5 Ownership of United Class B Stock. Liberty Global is the record and beneficial owner of 9,859,336 shares of United Class B Stock, free and clear of all Liens and Restrictions, except as set forth in Section 4.5 of the Liberty Disclosure Schedule or as may be or have been created by this Agreement or the other Transaction Documents or by United or any of its Affiliates and except for restrictions on transfer under federal or state securities laws.

4.6  [Reserved.]

4.7 Belmarken Notes. Liberty Media, through its ownership of Liberty Sub, owns the Belmarken Notes or the proceeds of any payments thereunder and its rights under the Belmarken Loan Agreements, free and clear of all Liens and Restrictions, other than as may have been created by the Belmarken Loan Agreements, this Agreement or the other Transaction Documents, or by United or any of its Controlled Affiliates, except as may arise out of or in connection with, or result from, a Restructuring Transaction and except for restrictions on transfer under federal or state securities laws or applicable local laws.

4.8  [Reserved.]

4.9 Investment Intent. Such Liberty Party is acquiring shares of New United Class C Stock pursuant to this Agreement for investment purposes only and acknowledges that such shares may not be sold without registration under the Securities Act and applicable state securities laws, unless an exemption therefrom is available.

4.10 Registration Statement; Proxy Statement. The information supplied by such Liberty Party in writing expressly for the purpose of inclusion in the Registration Statement and the Proxy Statement shall not at the time the Registration Statement is declared effective by the Commission, on the date the Proxy Statement is first mailed to the stockholders of United, at the time of the United Stockholders Meeting or on the Closing Date contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

4.11 Liberty UPC Bonds. Liberty Media or one or more of its Affiliates is the record and beneficial owner of the Liberty UPC Bonds, free and clear of all Liens and Restrictions, other than as may have been created by this Agreement or the other Transaction Documents or by United or any of its Controlled Affiliates, except as may arise out of or in connection with, or result from, a Restructuring Transaction and except for restrictions on transfer under federal or state securities laws or applicable local laws. Schedule 1.1 contains a correct and complete description of the number and type of Liberty UPC Bonds held by Liberty Media and its Controlled Affiliates as of the date hereof and, as of November 30, 2001, the Liberty UPC Bond Cost.

                                   ARTICLE V

                         REPRESENTATIONS AND WARRANTIES
                                OF THE FOUNDERS

Each Founder, severally and not jointly, represents and warrants to the Liberty Parties as follows:

5.1 Organization, Good Standing and Authority. If such Founder is not a natural person, such Founder is (i) duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, (ii) has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (iii) is duly qualified or licensed and in good standing to do business in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary, except in each case where the failure to be in good standing, to have such power and authority or to be so qualified or licensed and in good standing has not had and is not reasonably likely to have (1) a Material Adverse Effect on the applicable Founder Newco or (2) a material adverse effect on the ability of such Founder or Founder Newco to perform his or its respective obligations under, and to consummate the transactions contemplated by, this Agreement and the other Transaction Documents (each of clauses (1) and (2) above, a "Founder Material Adverse Effect"). To the knowledge of such Founder there are no voting trusts, proxies or other agreements or understandings with respect to the voting of the capital stock or ownership interests of United, other than the agreements listed in Section 5.1 of the Founder Disclosure Schedule, true and complete copies of which have been provided to the Liberty Parties.

5.2 Power; Authorization and Validity; Consents; No Conflicts. Such Founder, in the case of a natural person, has all requisite legal capacity and, in the case of a Founder that is not a natural person, has all requisite power and authority, in each case to enter into and perform his or its obligations under this Agreement and each Transaction Document to be executed and delivered by him or it pursuant to this Agreement. The execution and delivery by such Founder of, and, subject to the satisfaction of the conditions set forth in this Agreement, the performance of his or its obligations under, this Agreement and each Transaction Document to which he or it is or will be a party have been duly authorized by all requisite action of such Founder. This Agreement has been duly executed and delivered by such Founder and, assuming the due execution and delivery by each Liberty Party, as applicable, this Agreement constitutes, and when executed and delivered by such Founder pursuant to this Agreement, each Transaction Document to which such Founder is a party will constitute, the legal, valid and binding obligation of such Founder, enforceable in accordance with its terms, except as such enforceability may be affected by applicable bankruptcy, reorganization, insolvency, moratorium or similar laws affecting creditors' rights generally or by general equitable principles. Except for the filing of the certificate of formation for the applicable Founder Newco, and any required notices, Filings, consents, approvals or waivers set forth on Section
5.2 of the Founder Disclosure Schedule (the "Required Founder Consents"), no consent, approval or waiver of, notice to, or Filing with, any other Person is required, on behalf of such Founder or the applicable Founder Newco in connection with the execution, delivery or performance by such Founder of this Agreement or any of the other Transaction Documents to which such Founder is a party, or the consummation of the transactions contemplated hereby and thereby, the failure of which to be obtained, given or made, individually or in the aggregate, would have a Founder Material Adverse Effect or United Material Adverse Effect. Except as set forth on Section 5.2 of the Founder Disclosure Schedule, the execution and delivery by such Founder and the applicable Founder Newco, as applicable, of this Agreement and the other Transaction Documents to which such Founder or Founder Newco is a party do not, and the performance by such Founder or Founder Newco of his or its obligations under this Agreement and the other Transaction Documents to which such Founder or Founder Newco is a party will not, (i) in the case of each Founder Newco and in the case of a Founder that is not a natural person, violate such Founder Newco's or Founder's certificate or articles of incorporation or formation, bylaws, trust agreement, operating agreement, limited liability company agreement or other equivalent organizational document, (ii) violate any of the terms, conditions or provisions of any Law, License or Judgment to which such Founder or Founder Newco is subject or by which such Founder or Founder Newco or his or its assets are bound, except that no representation is made with respect to any foreign Law of any jurisdiction in which United does not, directly or through a Subsidiary, own assets or engage in business, or (iii) assuming that the Required Founder Consents are given, made and obtained, result in a violation or breach of, or (with or without the giving of notice or lapse of time or both) constitute a default (or give rise to any right of termination, cancellation or acceleration) under, or result in a Lien on any of the assets of such Founder or Founder Newco pursuant to any Contract to which such Founder or Founder Newco is a party or by which such Founder or Founder Newco or any of his or its assets is bound, except in the case of any Law (other than Delaware law), License or Judgment referred to in clause (ii) and any Contract referred to in clause (iii), as would not have a Founder Material Adverse Effect or United Material Adverse Effect.

5.3 Founder Newcos. On the Closing Date, the Founder Newco to be formed by such Founder pursuant to Section 2.1(a) will (a) be a limited liability company, duly organized, validly existing and in good standing under the laws of the State of Delaware, (b) have all requisite power and authority to own its properties and conduct its business, (c) be the record and beneficial owner of a number of shares of United Common Stock equal to the number of Founder Shares set forth next to such Founder's name on Schedule 2.1(a) (such shares consisting of shares of United Class B Stock and shares of United Class A Stock issued upon conversion of shares of United Class B Stock pursuant to the last sentence of
Section 2.1(a)) (together with all dividends and distributions paid with respect to the Founder Shares after the date hereof and the right to receive all unpaid dividends and distributions declared or otherwise payable with respect to such shares of United Common Stock, and associated stock purchase rights, if any), free and clear of all Liens and Restrictions except as set forth on Section 5.7 of the Founder Disclosure Schedule (each of which Liens and Restrictions shall be fully and unconditionally released prior to or simultaneous with the Founder Newco Mergers, as set forth in Section 2.2(b)) or as may be or have been created by this Agreement or the other Transaction Documents or by New United, United or any of their respective Controlled Affiliates, (d) have all requisite power and authority to execute and deliver and perform its obligations under the applicable Founder Newco Merger Agreement and to consummate the transactions contemplated thereby and (e) will have duly executed and delivered the applicable Founder Newco Merger Agreement. At all times from the formation of the Founder Newco to be formed by such Founder pursuant to Section 2.1(a) until the Closing, (x) no Person other than such Founder shall own any equity interest whatsoever in such Founder Newco, (y) such Founder shall own all the limited liability company membership interests in such Founder Newco free and clear of any Liens and Restrictions, except as may be or have been created by this Agreement and except for its obligations under the applicable Founder Newco Merger Agreement, and (z) such Founder Newco shall have no assets other than the shares of United Class A Stock and United Class B Stock, dividends and distributions paid or made with respect to the Founder Shares after the date hereof, rights to receive all unpaid dividends or distributions declared or otherwise payable with respect to such shares of United Common Stock, and associated rights referred to in clause (c) of the previous sentence, and no liabilities or obligations, known or unknown, whether absolute, accrued, fixed, contingent or otherwise, except for its obligations under the applicable Founder Newco Merger Agreement.

5.4 Brokers' and Finders' Fees. There is no broker, finder, investment banker or similar intermediary that has been retained by, or is authorized to act on behalf of, any Founder or any officer, director or trustee thereof who will be entitled to any fee or commission in connection with this Agreement or upon consummation of the transactions contemplated hereby.

5.5 Information. Such Founder has been given full access to and ample opportunity to review such financial and other information concerning the transactions contemplated by this Agreement as he or it has deemed necessary to make an informed investment decision and acknowledges that each other party has afforded it the opportunity to make inquiries and obtain information from the other parties hereto and their respective representatives and advisors.

5.6 Legal Proceedings. There is no Judgment outstanding, or any Legal Proceeding by or before any Governmental Authority or any arbitrator pending, or to such Founder's knowledge, threatened in writing, against such Founder or the applicable Founder Newco that, individually or in the aggregate, could reasonably be expected to have a Founder Material Adverse Effect or a United Material Adverse Effect.

5.7 Ownership of United Class B Stock and New United Class B Stock. Such Founder is the record and beneficial owner of the number of shares of United Class B Stock set forth next to such Founder's name on Schedule 2.1(a), and after giving effect to the transactions contemplated hereby will be the record and beneficial owner of the equivalent number of shares of New United Class B Stock, in each case free and clear of all Liens and Restrictions, except as set forth in Section 5.7 of the Founder Disclosure Schedule or as may be or have been created by this Agreement or the other Transaction Documents or by United or any of its Controlled Affiliates and except for restrictions on transfer under federal or state securities laws.

5.8 Investment Intent. Such Founder is acquiring shares of New United Class B Stock pursuant to this Agreement for investment purposes only and acknowledges that such shares may not be sold without registration under the Securities Act and applicable state securities laws, unless an exemption therefrom is available.

5.9 Registration Statement; Proxy Statement. The information supplied by such Founder in writing expressly for the purpose of inclusion in the Registration Statement and the Proxy Statement shall not at the time the Registration Statement is declared effective by the Commission, on the date the Proxy Statement is first mailed to the stockholders of United, at the time of the United Stockholders Meeting or on the Closing Date contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

                                   ARTICLE VI

                         REPRESENTATIONS AND WARRANTIES
                            OF UNITED AND NEW UNITED

6.1 Representations and Warranties of United. United hereby represents and warrants to the Liberty Parties and New United as follows:

     (a) Organization, Good Standing and Authority. United (i) is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware, (ii) has all requisite corporate power and authority to own, lease and operate its properties and carry on its business as now being conducted, and (iii) is duly qualified or licensed and in good standing to do business in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to be so duly qualified or licensed and in good standing, individually or in the aggregate, would not have (1) a Material Adverse Effect on United and its Subsidiaries, taken as a whole (or, after giving effect to the United/New United Merger, the Surviving Entity and its Subsidiaries, taken as a whole), or (2) a material adverse effect on the ability of United or New United to perform its obligations under, and consummate the transactions contemplated by, this Agreement and the other Transaction Documents (each of clauses (1) and (2) above, a "United Material Adverse Effect"). True and complete copies of the certificate of incorporation and bylaws of United, each as amended to date, have been filed with the Commission as exhibits to the United Commission Filings. United is not in violation of any of the provisions of its certificate of incorporation, bylaws or other equivalent organizational document.

     (b)  Capitalization and Ownership.

        (i) As of the date hereof, the total authorized shares of capital stock of United consists solely of 210,000,000 shares of United Class A Stock, 30,000,000 shares of United Class B Stock and 3,000,000 shares of Preferred Stock, par value US $0.01 per share (the "United Preferred Stock") (of which 139,031 shares have been designated as Convertible Preferred Stock, Series B (the "United Series B Preferred Stock"), 425,000 shares have been designated as 7% Series C Senior Cumulative Convertible Preferred Stock (the "United Series C Preferred Stock") and 287,500 shares have been designated as 7% Series D Senior Cumulative Convertible Preferred Stock (the "United Series D Preferred Stock")). The Board of Directors of United has duly authorized the creation of a new series of United Preferred Stock, consisting of 1,500 authorized shares of United Preferred Stock designated the Series E Preferred Stock ("United Series E Preferred Stock"). A true and complete copy of the Certificate of Designation to establish the United Series E Preferred Stock is attached hereto as Exhibit 6.1(b) (the "Series E Certificate of Designation"). As of August 31, 2001, 86,030,256 shares of United Class A Stock (including 5,569,240 shares of United Class A Stock held by UPC, but not including 35,708 shares of United Class A Stock held by United as treasury shares), 19,027,134 shares of United Class B Stock, 113,983 shares of United Series B Preferred Stock, 425,000 shares of United Series C Preferred Stock and 287,500 shares of United Series D Preferred Stock were issued and outstanding. All of the outstanding shares of United Class A Stock, United Class B Stock and United Preferred Stock are duly authorized, validly issued, fully paid and nonassessable and are free and clear of any Lien or Restriction, except for Liens and Restrictions created by the holders thereof and restrictions on transfer arising under federal or state securities laws. No shares of United Series E Preferred Stock will be issued except pursuant to the Subscription Agreements as required by Section 2.1(c). Each share of United Series E Preferred Stock, when issued in accordance with the Subscription Agreements, will be duly authorized, validly issued, fully paid and nonassessable and will be free and clear of any Lien or Restriction, except pursuant to this Agreement and the other Transaction Documents and except for restrictions on transfer arising under federal or state securities laws. There are no other outstanding shares of capital stock or other securities or ownership interests of United other than shares of United Class A Stock issued after August 31, 2001 (i) upon conversion of shares of Class B Stock or United Preferred Stock outstanding at August 31, 2001, (ii) paid as dividends on shares of United Series C Preferred Stock or United Series D Preferred Stock in accordance with their terms or (iii) upon the exercise of options outstanding on such date as described in the immediately following sentence that were issued under United's Stock Option Plans for Non-Employee Directors and United's 1993 Stock Option Plan (collectively, the "United Stock Option Plans," which term in the case of the 1993 Stock Option Plan will include the proposed amendment to such plan in the form set forth in Paragraph A. of Section 6.1(b) of the United Disclosure Schedule if adopted by the stockholders of United at the United Stockholders Meeting) (provided that prior to the United Stockholders Meeting the parties may discuss the number of shares of United Class A Stock authorized to be issued pursuant to such plan as a result of the adoption of such amendment) and options issued after such date under such United Stock Option Plans in compliance with Section 7.1(h) of this Agreement. As of August 31, 2001, United had reserved (i) 5,496,651 shares of United Class A Stock for issuance upon exercise of outstanding options issued pursuant to the United Stock Option Plans and
        (ii) 1,377,886 shares of United Class A Stock for issuance upon exercise of stock options that as of such date remained available for grant under the United Stock Option Plans. Other than the options outstanding at August 31, 2001 described above or permitted to be granted thereafter as provided in Section 7.1(h) or as described in Paragraph C. of Section 6.1(b) of the United Disclosure Schedule or shares of United Class B Stock and United Preferred Stock outstanding at August 31, 2001 that may be converted into shares of United Class A Stock, there are no outstanding subscriptions, options, warrants, puts, calls, trusts (voting or otherwise), rights, exchangeable or convertible securities or other commitments or agreements of any nature relating to the capital stock or other securities or ownership interests of United (including any phantom shares, phantom equity interests or stock or equity appreciation rights) or obligating United, at any time or upon the happening of any event, to issue, transfer, deliver, sell, repurchase, redeem or otherwise acquire, or cause to be issued, transferred, delivered, sold, repurchased, redeemed or otherwise acquired, any of its capital stock or any phantom shares, phantom equity interests or stock or equity appreciation rights, or other ownership interests of United or obligating United to grant, extend or enter into any such subscription, option, warrant, put, call, trust, right, exchangeable or convertible security, commitment or agreement. Without limiting the generality of the foregoing (x) since June 25, 2000 United has not issued, granted or sold, or agreed to issue, grant or sell, any shares of United Class B Stock, any other High Vote Securities or any Rights to acquire any of the foregoing and (y) from the date of this Agreement until the Closing Date or the earlier termination of this Agreement, United shall not issue, grant or sell, or agree to issue, grant or sell, any shares of United Class B Stock, any other High Vote Securities or any Rights to acquire any of the foregoing, other than the Class B Options, as defined in Paragraph B.2. of Section 6.1(b) of the United Disclosure Schedule (the "Class B Options"), which Class B Options shall, if granted, have been granted in accordance with Section 7.1(h). Except for the agreements listed in Section 5.1 of the Founder Disclosure Schedule, to the knowledge of United, there are no voting trusts, proxies or other agreements or understandings with respect to the voting of the capital stock or ownership interests of United.

        (ii) The total authorized shares of capital stock of the Surviving Entity from and after the Closing will consist solely of 1,500,000 shares of Surviving Entity Class A Stock, 1,500,000 shares of Surviving Entity Class B Stock, 301,500,000 shares of Surviving Entity Class C Stock, 100,000,000 shares of the Class D Nonvoting Common Stock, par value US $0.01 per share, of the Surviving Entity ("Surviving Entity Class D Stock"), 139,031 shares of Convertible Preferred Stock, Series B, par value $0.01 per share, 425,000 shares of 7% Series C Senior Cumulative Convertible Preferred Stock, par value $0.01 per share, 287,500 shares of 7% Series D Senior Cumulative Convertible Preferred Stock, par value $0.01 per share, 113,983 shares of Surviving Entity Series F Preferred Stock, 425,000 shares of Surviving Entity Series G Preferred Stock and 287,500 shares of Surviving Entity Series H Preferred Stock. As of immediately following the Closing, there will be no issued and outstanding shares of capital stock or other securities or ownership interests of the Surviving Entity other than 1,500,000 shares of Surviving Entity Class A Stock, 1,500,000 shares of Surviving Entity Class B Stock, 300,000,000 shares of Surviving Entity Class C Stock, 113,983 shares of Surviving Entity Series F Preferred Stock, 425,000 shares of Surviving Entity Series G Preferred Stock and 287,500 shares of Surviving Entity Series H Preferred Stock. Pursuant to the terms of the Surviving Entity Charter, the Surviving Entity may only issue shares of Surviving Entity Class D Stock in payment of dividends on shares of Surviving Entity Series G Preferred Stock and Surviving Entity Series H Preferred Stock and may only issue shares of the Surviving Entity's preferred stock of any series if the Board of Directors of New United first approves such issuance by the vote specified in the New United Charter. The shares of Surviving Entity Class A Stock, Surviving Entity Class B Stock, Surviving Entity Class C Stock, Surviving Entity Series F Preferred Stock, Surviving Entity Series G Preferred Stock and Surviving Entity Series H Preferred Stock to be issued pursuant to this Agreement and the other Transaction Documents have been duly authorized, and, when issued, will be validly issued, fully paid, nonassessable, free of preemptive rights and free of Liens and Restrictions, other than Liens or Restrictions created by the holder thereof and restrictions on transfer under federal and state securities laws. To the knowledge of United, there are no voting trusts, proxies or other agreements or understandings with respect to the voting of the capital stock or ownership interests of the Surviving Entity (other than this Agreement and the other Transaction Documents). As of the Closing Date there will be no outstanding subscriptions, options, warrants, puts, calls, trusts (voting or otherwise), rights, exchangeable or convertible securities or other commitments or agreements (other than this Agreement and the other Transaction Documents) of any nature relating to the capital stock or other securities or ownership interests of the Surviving Entity (including any phantom shares, phantom equity interests or stock or equity appreciation rights) or obligating the Surviving Entity, at any time or upon the happening of any event, to issue, transfer, deliver, sell, repurchase, redeem or otherwise acquire, or cause to be issued, transferred, delivered, sold, repurchased, redeemed or otherwise acquired, any of its capital stock or any phantom shares, phantom equity interests or stock or equity appreciation rights, or other ownership interests of the Surviving Entity or obligating the Surviving Entity to grant, extend or enter into any such subscription, option, warrant, put, call, trust, right, exchangeable or convertible security, commitment or agreement.

     (c)  Power; Authorization and Validity; Consents; No Conflicts.

        (i) United and its applicable Subsidiaries each has all requisite power and authority to execute and deliver and perform its obligations under this Agreement and each other Transaction Document to be executed and delivered by it pursuant to this Agreement, and to consummate the transactions contemplated hereby and thereby. The execution and delivery by United or the applicable Subsidiary thereof of this Agreement and the other Transaction Documents to which it is or will be a party and, subject to the satisfaction of the conditions set forth in this Agreement, the consummation of the transactions contemplated hereby and thereby and the performance by it of its obligations hereunder and thereunder have been duly authorized by (x) the unanimous vote of the Board of Directors of United (excluding directors designated by Liberty Media), (y) the unanimous vote of the members of the Board of Directors of United who are not Founders, Permitted Transferees of a Founder, officers or directors or designees of Liberty Media or officers or directors of United, voting separately, and (z) except for the approval of the stockholders of United, all other requisite corporate action. This Agreement has been, and each of the other Transaction Documents to be executed and delivered by United and each applicable Subsidiary thereof will be at or prior to the Closing, duly and validly executed and delivered by United or the applicable Subsidiary, as the case may be. Assuming the due execution and delivery by each Liberty Party, as applicable, this Agreement constitutes, and each of the other Transaction Documents when executed and delivered by United or the applicable Subsidiary thereof will constitute, the legal, valid and binding obligation of United or the applicable Subsidiary thereof, as the case may be, enforceable in accordance with its terms, except as such enforceability may be affected by applicable bankruptcy, reorganization, insolvency, moratorium or similar laws affecting creditors' rights generally or by general equitable principles.

        (ii) Except for the requirements under the HSR Act, the filing of the Certificate of Merger in connection with the United/New United Merger and any required notices, Filings, consents, approvals or waivers set forth in Paragraph A. of Section 6.1(c)(ii) of the United Disclosure Schedule that, as indicated on such Section of the United Disclosure Schedule as "Required United Consents," have not been obtained or made as of the date hereof (the "Required United Consents"), no consent, approval or waiver of, notice to, or Filing with, any other Person is required on behalf of United or any of its Subsidiaries in connection with the execution, delivery or performance by United of this Agreement or by United or its applicable Subsidiaries, as the case may be, of any of the other Transaction Documents to which it is or will be a party, or the consummation of the transactions contemplated hereby or thereby (including the United/New United Merger), the failure of which to be obtained, given or made, individually or in the aggregate, would have a United Material Adverse Effect or a New United Material Adverse Effect. The execution and delivery of this Agreement and the other Transaction Documents by United and its applicable Subsidiaries do not, and the performance by United and its applicable Subsidiaries of their respective obligations hereunder and thereunder will not, (x) assuming the approval of United's stockholders described in Section 7.2 is obtained, violate or conflict with any provision of the certificate of incorporation, bylaws, operating agreement or other organizational or governing documents of United or any of its Subsidiaries, (y) assuming that the Required United Consents of Governmental Authorities are obtained, except as described in footnote 1 to Section 6.1(c)(ii) of the United Disclosure Schedule, violate any of the terms, conditions or provisions of any Law, License or Judgment to which United or any of its Subsidiaries is subject or by which any of the foregoing or any of their respective assets are bound, except that no representation is made with respect to any foreign Law of any jurisdiction in which United does not, directly or through a Subsidiary, own assets or engage in business, or
        (z) assuming that the Required United Consents are given, made and obtained, result in a violation or breach of, or (with or without the giving of notice or lapse of time or both) constitute a default (or give rise to any right of termination, cancellation, amendment, acceleration, repurchase, prepayment or repayment or to increased payments) under, or give rise to or accelerate any material obligation (including any obligation to, or to offer to, repurchase, prepay, repay or make increased payments) or result in the loss or modification of any material benefit under, or result in a Lien or Restriction on any of the assets of United or any of its Subsidiaries pursuant to, any note, bond, indenture, debenture, security agreement, trust agreement, lien, mortgage, lease, agreement, contract, license, franchise, permit, guaranty, joint venture agreement, or other agreement, instrument, understanding, commitment or obligation, oral or written (collectively "Contracts"), to which United or any of its

        Subsidiaries is a party or by which United or any of its Subsidiaries or any of their respective assets is bound, except in the case of any Law (other than Delaware law), License or Judgment referred to in clause (y) and any Contract (other than, for purposes of Article XV only, any Contract evidencing or securing any outstanding indebtedness of United or any of its Subsidiaries or pursuant to which any such outstanding indebtedness was incurred) referred to in clause (z), as would not, individually or in the aggregate, have a United Material Adverse Effect or a New United Material Adverse Effect.

     (d)  Brokers' and Finders' Fees.  Except for the amounts disclosed in
     Section 6.1(d) of the United Disclosure Schedule for which United will have sole responsibility and liability, there is no broker, finder, investment banker or similar intermediary that has been retained by, or is authorized to act on behalf of, United or any of its Subsidiaries or any of their respective officers or directors who will be entitled to any fee or commission in connection with this Agreement or upon consummation of the transactions contemplated hereby.

     (e) Legal Proceedings. There is no Judgment outstanding or any Legal Proceeding by or before any Governmental Authority or any arbitrator pending or, to United's knowledge, threatened in writing against United or any of its Subsidiaries that, individually or in the aggregate, could reasonably be expected to have a United Material Adverse Effect. Section 6.1(e) of the United Disclosure Schedule identifies certain Legal Proceedings pending or threatened against United and/or its Subsidiaries. United has provided to Liberty Media true and complete copies of any notices or correspondence received by United or any of its subsidiaries or by United A/P or any of its subsidiaries from any Person since June 25, 2000 relating to any default, acceleration or breach of, or potential default, acceleration or breach of, or dispute regarding, any material Contract evidencing or securing any outstanding indebtedness of United or any of its subsidiaries or United A/P or any of its subsidiaries or pursuant to which any such outstanding indebtedness was incurred.

     (f)  Subsidiaries and Affiliates; Assets.

        (i) Section 6.1(f)(i) of the United Disclosure Schedule (x) lists each direct and indirect Subsidiary of United and each Person in which United directly or indirectly through a Subsidiary owns an investment accounted for by the equity method (an "Equity Affiliate"), (y) except as set forth in the final sentence of the preambulatory language to Section 6.1(f)(i) of the United Disclosure Schedule, describes the number and kind of equity interests or securities, including interests or securities convertible into or exchangeable or exercisable for any equity interest or security, in each Subsidiary and Equity Affiliate owned directly or indirectly by United (each a "United Investment") and
        (z) lists all material agreements to which United or any of its Subsidiaries are parties evidencing such equity interests or securities, pursuant to which such interests or securities are held, evidencing Restrictions (including Partner's Purchase Rights) affecting such interests or securities or entered into in connection with the acquisition of such interests or securities (unless all liabilities, obligations and commitments thereunder have been performed in full and there are no remaining liabilities, obligations or commitments (actual, contingent or otherwise) thereunder) (the "United Investment Agreements"). True and complete copies of the United Investment Agreements have been provided to Liberty Media. With respect to each United Investment Agreement that is not in English, United has provided to Liberty Media a true and complete summary of the material terms and conditions of such United Investment Agreement insofar as such terms and conditions relate to any representation, warranty or covenant made by United in this Agreement that is qualified by reference to the United Disclosure Schedule or to the United Investment Agreements, and the Liberty Parties may rely on each such summary as the complete articulation of the terms of the applicable United Investment Agreement as such terms relate to any representation, warranty or covenant made by United in this Agreement (notwithstanding any language to the contrary contained in any such summary). United or the applicable Subsidiary thereof has good and valid title to the United Investments, free and clear of all material Liens and Restrictions, other than as set forth in
        Section 6.1(f)(i) of the United Disclosure Schedule or as may have been created by this Agreement and except for restrictions on transfer under federal or state securities laws or applicable local laws. Assuming the due execution and delivery by each of the other parties thereto, the United Investment Agreements constitute legal, valid and binding obligations of United or the applicable Subsidiary that is a party to such United Investment Agreement. Except as set forth in
        Section 6.1(f)(i) of the United Disclosure Schedule, there is no Legal Proceeding pending, or to the best of United's knowledge, threatened in writing, against United or any of its Subsidiaries specifically relating to any of such United Investments or United Investment Agreements.

        (ii) Each of United's Subsidiaries and Equity Affiliates (x) is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, (y) has all requisite power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted and (z) is duly qualified to do business and is in good standing in each jurisdiction in which the properties owned, leased or operated by it, or the nature of its activities make such qualification necessary, except in each case when the failure to be in good standing, to have such power and authority or to be so duly qualified or licensed and in good standing, individually or in the aggregate, would not have a United Material Adverse Effect.

        (iii) Except as set forth in Section 6.1(f)(iii) of the United Disclosure Schedule, the assets owned or leased by United and its Subsidiaries are suitable and adequate for the conduct of their respective businesses and United or the applicable Subsidiary has good and valid title to or valid leasehold or other contractual interests in all such assets that are material to its business, taken as a whole, free and clear of all Liens other than Permitted Encumbrances and Liens the existence of which does not have and is not reasonably expected to have a United Material Adverse Effect.

        (iv) None of United or any of its Subsidiaries has guaranteed any of the liabilities of United Australia/Pacific, Inc. ("United A/P") or any of its subsidiaries, except as provided in Schedule 6.1(f)(iv). A default under or acceleration of any of the liabilities of United A/P or any of its subsidiaries, or a bankruptcy or similar event involving United A/P or any of its subsidiaries, would not (with or without the giving of notice or lapse of time or both) result in the acceleration of, or give rise to the right to accelerate, any of the debt of United or any of its Subsidiaries.

     (g)  Commission Filings; Financial Statements.

        (i) United has heretofore made available to Liberty Media the following, in the form filed with the Commission (in each case together with all exhibits and schedules filed therewith and amendments thereto filed prior to the date of this Agreement) (the "United Commission Filings"): (A) United's Annual Reports on Form 10-K for the fiscal years ended February 29, 1996, February 28, 1997, and the transition report for the ten months ended December 31, 1998, as amended by Form 10-K/A, and the Annual Reports on Form 10-K for the fiscal years ended December 31, 1999 and 2000 (the last such report being the "United Form 10-K"),
        (B) United's Quarterly Reports on Form 10-Q for the fiscal quarters ended June 30, 2001 (the "United June 10-Q") and September 30, 2001, (C) UPC's Annual Reports on Form 10-K for the fiscal years ended December 31, 1998, 1999 and 2000 (the last such report being the "UPC Form 10-K"), (D) UPC's Quarterly Reports on Form 10-Q for the fiscal quarters ended June 30, 2001 (the "UPC June 10-Q") and September 30, 2001, (E) all definitive proxy and information statements relating to meetings of United's and UPC's stockholders since January 1, 1997 to the date of this Agreement, and (F) all other reports, registration statements, forms and other documents filed by United and its Subsidiaries with the Commission since January 1, 1997 to the date of this Agreement (all such documents referred to in this clause (F) filed in 2001 and publicly available on or prior to April 2, 2001 (each in the form publicly available on April 2, 2001), together with the United Form 10-K and the UPC Form 10-K (each in the form publicly available on April 2, 2001), and the United June 10-Q and the UPC June 10-Q (each in the form publicly available on August 14, 2001), the "United 2001 Commission Filings"). The filings made available pursuant to the preceding sentence constitute all of the reports, registration statements, proxy or information statements, documents and forms (other than preliminary material) that United and its Subsidiaries have been required to file with the Commission since

        January 1, 1997. All such filings and all reports, registration statements, proxy or information statements and other documents filed by United and its Subsidiaries with the Commission on or after the date hereof but prior to the Closing Date (x) complied, or will comply, in all material respects with the Securities Act or the Exchange Act, as the case may be, and the rules and regulations under each such Act, and
        (y) did not at the time they were filed, and will not at the time they are filed, with the Commission contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances in which they were made, not misleading.

        (ii) Except as disclosed in Section 6.1(g) of the United Disclosure Schedule, each of the consolidated financial statements (including the notes thereto) contained in the United Commission Filings and each other report, registration statement, form and other document filed by United and its Subsidiaries with the Commission from and after the date hereof was or will be prepared in accordance with GAAP consistently applied (except as may be indicated in the notes thereto) and Regulation S-X under the Exchange Act and fairly presents or will fairly present the consolidated financial position, results of operations and cash flows of the registrant and its consolidated subsidiaries as of the respective dates thereof and for the respective periods indicated therein subject in the case of unaudited interim financial statements to normal recurring year-end adjustments.

        (iii) Except (i) for liabilities and obligations imposed under or pursuant to this Agreement, the other Transaction Documents or the United Investment Agreements or (ii) as reflected in the United 2001 Commission Filings or in Section 6.1(g) of the United Disclosure Schedule, neither United nor any of its Subsidiaries has any liability, obligation or commitment of any kind or nature, whether due or to become due, whether absolute, accrued, fixed or contingent or otherwise, that in any case or in the aggregate is or may be material to the business, assets, results of operations or financial condition of United and its Subsidiaries taken as a whole, except liabilities and obligations that arose since June 30, 2001 in the ordinary course of business or that arise from changes in general business or economic conditions or from events affecting the industries in which United and its Subsidiaries operate generally (none of which has resulted or is reasonably likely to result in a United Material Adverse Effect or a New United Material Adverse Effect).

     (h) Absence of Certain Developments. Since June 30, 2001, other than as otherwise permitted, contemplated or required by this Agreement or the other Transaction Documents, (x) the business of United and each of its Subsidiaries has been operated only in the ordinary course, (y) to United's knowledge, except to the extent disclosed in Section 6.1(h) of the United Disclosure Schedule, no event has occurred and no condition exists that, individually or together with other events and conditions, has had or, insofar as United can reasonably foresee, is reasonably likely to have, a United Material Adverse Effect or a New United Material Adverse Effect, and
     (z) there has been no material change in the accounting methods, practices or policies of United or any of its Subsidiaries except as required by changes in GAAP.

     (i) Legal Compliance. Except as set forth in the United 2001 Commission Filings or in Section 6.1(i) of the United Disclosure Schedule, United and its Subsidiaries (x) are in compliance with, and have conducted their respective businesses so as to comply with, the terms of their respective Licenses and all applicable Laws, and (y) have all Licenses that are required to operate their respective businesses, except in such cases where the failure to so comply or to have such Licenses, either individually or in the aggregate, has not had and is not reasonably expected to have a United Material Adverse Effect or a New United Material Adverse Effect. Without limiting the generality of the foregoing, the operations of the businesses, assets and facilities of United and, to United's knowledge, its Subsidiaries are in compliance with all applicable Environmental and Health Laws, if any, except where the failure to comply has not had and is not reasonably expected to have a United Material Adverse Effect or a New United Material Adverse Effect.

     (j) Taxes. Except as otherwise set forth in Section 6.1(j) of the United Disclosure Schedule:

        (i) Each of United and each of United's Subsidiaries identified in Paragraph A. of Section 6.1(j) of the United Disclosure Schedule (the "Material United Subsidiaries") has timely filed all material Tax Returns that it was required to file. All such Tax Returns are true and complete in all material respects. All material Taxes owed by United and the Material United Subsidiaries (whether or not shown on any Tax Return) have been timely paid. There are no Liens for material Taxes (other than for current Taxes not yet due and payable or for items being contested in good faith and for which there are adequate reserves in accordance with GAAP on the books of the applicable entity) on any of the assets of United or the Material United Subsidiaries.

        (ii) Each of United and each of the Material United Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor or other third party.

        (iii) No material deficiencies for any Taxes have been proposed, asserted or assessed against United or any of the Material United Subsidiaries that are not adequately reserved for in accordance with GAAP in all cases applied on a consistent basis. No Tax Returns of United or any of the Material United Subsidiaries are currently the subject of an audit.

        (iv) None of United or the Material United Subsidiaries has any current non-contingent liability for the Taxes of any Person (other than United and its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by Contract, or otherwise.

        (v) If the income of United or any of the Material United Subsidiaries was required under federal, state, local, or foreign tax rules, to be included on a consolidated, unitary, combined or other such Tax Return filed by a Person other than any of United or the Material United Subsidiaries, each such group has filed all material Tax Returns that it was required to file with respect to United or any of the Material United Subsidiaries for each period during which United or any of the Material United Subsidiaries was a member of such group. All such material Tax Returns were correct and complete in all material respects insofar as they relate to United and the Material United Subsidiaries. All material Taxes owed by such group with respect to United and the Material United Subsidiaries (whether or not shown on a Tax Return) have been paid for each taxable period during which United or any of the Material United Subsidiaries was a member of its respective group.

        (vi) The normal period within which to examine and/or assess Taxes on the income of United or any of the Material United Subsidiaries has not been extended with respect to any such Person by waiver of, or agreement to extend, the applicable statute of limitations or otherwise.

        (vii) Neither United nor any of the Material United Subsidiaries has filed a consent under Section 341(f) of the Code.

        (viii) Neither United nor any of the Material United Subsidiaries has made any payments, nor are any of them obligated to make any payments, and none of them is a party to any agreement that under certain circumstances could obligate it to make any payments as a result of the transactions contemplated by this Agreement or the other Transaction Documents or otherwise to any employee, member, officer or director of, or any independent contractor or other person who performs personal services for, any of United or any of the Material United Subsidiaries who is a "disqualified individual" (as such term is defined in proposed Treasury Regulation section 1.280G-1) under any employment, severance or termination agreement, other compensation arrangement or employee benefit plan currently in effect which would be characterized as an "excess parachute payment" (as such term is defined in Section 280G(b)(1) of the Code).

        (ix) United has not taken any action and has no present plan or intention to take any action that would cause the transactions contemplated hereby or by the other Transaction Documents not to qualify as a tax-free transaction pursuant to Section 351 of the Code.

        (x) Neither United nor any of the Material United Subsidiaries is a party to any tax sharing or allocation agreement with any other Person.

        (xi) Other than the Material United Subsidiaries, none of United's subsidiaries would, individually or all such subsidiaries considered in the aggregate, constitute a "significant subsidiary" of United as such term is defined in Section 1-02(w) of Regulation S-X promulgated under the Exchange Act; provided that, for such purposes the term "5 percent" shall be substituted in each instance in which the term "10 percent" appears in Section 1-02(w) of Regulation S-X.

     (k) Contracts and Commitments. Except for Contracts entered into after June 30, 2001 that are disclosed in Section 6.1(k) of the United Disclosure Schedule, all Contracts to which United or any of its Subsidiaries is a party or by which any of them or their respective businesses or assets are bound that are to be performed in whole or in part after the date hereof and that are required to be filed with the Commission as "material contracts" pursuant to Item 601 of Regulation S-K have been filed with the United 2001 Commission Filings. Except as disclosed in Section 6.1(k) of the United Disclosure Schedule, there is no material Contract or Judgment binding upon United or any of its Subsidiaries (i) that has had or could reasonably be expected to have the effect of prohibiting or materially impairing any current business practice of, or the conduct of business as currently conducted by, United or its Subsidiaries or limiting the right of United or any of its Subsidiaries to compete in any line of business, (ii) that purports to or would bind New United or any of its Subsidiaries or any of the Liberty Parties or any of their respective Affiliates after giving effect to the transactions contemplated hereby or (iii) in respect of which, whether before or after giving effect to the transactions contemplated hereby or by the other Transaction Documents, any act or omission of any of the Liberty Parties or any of their respective Affiliates would result in a violation or breach thereof, or constitute (with or without the giving of notice or lapse of time or both), or permit any Person to declare, a default or event of default thereunder, or give rise to any right of termination, cancellation, amendment, acceleration, repurchase, prepayment or repayment or to increased payments thereunder, or give rise to or accelerate any obligation (including, without limitation, any obligation to, or to offer to, repurchase, prepay, repay or make increased payments) or result in the loss or modification of any rights or benefits thereunder, or result in any Lien or Restriction on any of the assets of, or otherwise have any material adverse effect on, United or any of its Affiliates. True and complete copies of all Contracts listed in the United Commission Filings or in Section 6.1(k) of the United Disclosure Schedule have been provided to Liberty Media. Each of United and its Subsidiaries has fulfilled in all material respects, or taken all actions necessary to enable it to fulfill in all material respects when due, its obligations under each of such Contracts to which it is a party, and none of United or any or its Subsidiaries is in breach or violation of, or in default (with or without the giving of notice or lapse of time or both) under any of such Contracts, which breach, violation or default individually or in the aggregate would reasonably be expected to have a United Material Adverse Effect or a New United Material Adverse Effect.

     (l) Intangible Property. Except as set forth in the United 2001 Commission Filings or Section 6.1(l) of the United Disclosure Schedule, one or more of United and its Subsidiaries owns, or is licensed or otherwise possesses legally enforceable rights to use, all Intellectual Property that is used in the business of United and its Subsidiaries as currently conducted, except to the extent that the failure to have such rights has not had and is not reasonably likely to have a United Material Adverse Effect. Except as set forth in the United 2001 Commission Filings or
     Section 6.1(l) of the United Disclosure Schedule and except, in the case of clauses (iii) and (iv), to the extent that any of the following has not had and is not reasonably likely to have a United Material Adverse Effect, (i) neither United nor any of its Subsidiaries has received notice of any claim of infringement of the rights of others with respect to any patents, trademarks, service marks, trade names, copyrights or other Intellectual Property used or owned by United or any of its Subsidiaries, (ii) neither United nor any of its Subsidiaries has any knowledge that United or any of its Subsidiaries is infringing upon or otherwise violating, or has infringed upon or otherwise violated, the rights of any third party with respect to any patent, trademark, trade name, service mark, copyright or other Intellectual Property, (iii) no current or former employee of United or any of its Subsidiaries is or was a party to any confidentiality agreement and/or agreement not to compete that restricts or forbids such employee's performance of any activity that such employee was hired to perform, and (iv) none of United or any of its Subsidiaries is currently using or has in the past used without appropriate authorization, any confidential information or trade secrets of any third party. Since January 1, 1997, neither United nor any of its Subsidiaries has received any notice alleging such conduct.

     (m) Interested Party Transactions. Except to the extent reflected in the United 2001 Commission Filings, Section 6.1(m) of the United Disclosure Schedule lists all transactions between United or any of its Subsidiaries, on the one hand, and any director, executive officer (or immediate family member of such director or executive officer) or stockholder of United or (other than United) any of its Subsidiaries, on the other hand, in which the amount involved exceeds US $60,000 that is required to be disclosed pursuant to Item 404 of Regulation S-K under the Exchange Act, other than transactions required or permitted by this Agreement or the other Transaction Documents and transactions otherwise disclosed in the United Disclosure Schedule or pursuant to Contracts so disclosed.

     (n) Minute Books. United has made available to Liberty Media copies of the minute books of United and each of its wholly owned Subsidiaries. Such minute books contain summaries of all meetings of directors and shareholders or actions by written consent since the time of the applicable Person's incorporation or organization, and such summaries are true and complete in all material respects and reflect all transactions referred to in such minutes accurately in all material respects.

     (o) DGCL Section 203 and Similar Laws. Prior to the execution hereof, the respective Boards of Directors of United and each of its Subsidiaries approved each of the transactions contemplated by this Agreement and the other Transaction Documents to the extent necessary to render inapplicable thereto the limitations on business combinations contained in Section 203 of the Delaware General Corporation Law and any similar provision of any other Law.

     (p) Company Action. The Board of Directors of United (at a meeting duly called and held) has by (i) the unanimous vote of the Board of Directors of United (excluding directors designated by Liberty Media) and (ii) the unanimous vote of the members of the Board of Directors of United who are not Founders, Permitted Transferees of a Founder, officers or directors or designees of Liberty Media or officers or directors of United, voting separately: (A) determined and declared that this Agreement, the other Transaction Documents (including the United/New United Merger Agreement) and the transactions contemplated hereby and thereby (including the United/New United Merger) are advisable and in the best interests of United and its stockholders, (B) directed that such transactions (including the United/New United Merger) be submitted for consideration by United's stockholders at a special meeting of stockholders, and (C) adopted resolutions approving this Agreement and the other Transaction Documents and recommending approval and adoption hereof and thereof and of such transactions by United's stockholders.

     (q) Fairness Opinions. The Board of Directors of United has received the written opinion of Morgan Stanley & Co. Inc. ("Morgan Stanley"), satisfactory in form, scope and substance to United, as required pursuant to Section 4.11 of each of the Specified Indentures with respect to the transactions contemplated by the Stock Purchase Agreements, of even date herewith, between Liberty UCOMA LLC and United (the "Stock Purchase Fairness Opinion"). United has provided Liberty Media with a true and complete copy of the Stock Purchase Fairness Opinion.

     (r) Vote Required. The only vote of stockholders of United required under the DGCL, NASD requirements and the certificate of incorporation and bylaws of United in order to approve the transactions contemplated by this Agreement and the other Transaction Documents is the affirmative vote in favor of the United/New United Merger and the other transactions contemplated by this Agreement and the other Transaction Documents of a majority of the total number of votes entitled to be cast by the holders of the issued and outstanding shares of United Class A Stock and United Class B Stock voting as a single class, and no other vote or approval of or other action by the holders of any capital stock of United is required for such approval or for the consummation of any of the transactions contemplated hereby or by the other Transaction Documents.

     (s) No Investment Company. United is not an "investment company" subject to the registration requirements of, or regulation as an investment company under, the Investment Company Act of 1940.

     (t) Registration Statement; Proxy Statement. The Registration Statement and the Proxy Statement, except for any information supplied by any Liberty Party in writing expressly for purpose of inclusion therein, shall not at the time the Registration Statement is declared effective by the Commission, on the date the Proxy Statement is first mailed to the stockholders of United, at the time of the United Stockholders Meeting or on the Closing Date contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

     (u)  [Reserved.]

     (v) Priority Telecom. Neither United nor any of its Subsidiaries (including UPC and its Subsidiaries) has taken, or permitted to be taken, any action to satisfy a Stock Purchase Option (as defined in the Priority Telecom Shareholders Agreement) through the issuance or delivery of securities of United or UPC.

6.2 Representations and Warranties of New United. Assuming the accuracy of the representations and warranties of the Liberty Parties and the Founders contained in this Agreement and except as disclosed in the Liberty Disclosure Schedule, New United hereby represents and warrants to the Liberty Parties and the Founders as follows:

     (a) Organization, Good Standing and Authority. Each of New United and its Subsidiaries (i) is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, (ii) has all requisite power and authority to own, lease and operate its properties and carry on its business as now being conducted, and (iii) is duly qualified or licensed and in good standing to do business in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification necessary, except where the failure to be so duly qualified or licensed and in good standing, individually or in the aggregate, would not have (1) a Material Adverse Effect on New United and its Subsidiaries, taken as a whole, or (2) a material adverse effect on the ability of New United to perform its obligations under, and consummate the transactions contemplated by, this Agreement and the other Transaction Documents (each of clauses (1) and (2) above, a "New United Material Adverse Effect"). True and complete copies of the New United Charter, the New United By-laws, and United/New United Merger Sub's Certificate of Incorporation (the "United/New United Merger Sub Charter") and By-laws (the "United/New United Merger Sub By-laws") are attached hereto as Exhibits 2.1(b)-1, 2.1(b)-2, 6.2(a)-1 and 6.2(a)-2, respectively. New United has heretofore provided Liberty with true and complete copies of the Certificate of Incorporation and By-laws of New United as in effect on the date hereof. Neither New United nor United/New United Merger Sub is in violation of any of the provisions of its Certificate of Incorporation or By-laws.

     (b)  Capital Stock.

        (i) The total authorized shares of capital stock of New United consists solely of one share of Common Stock, par value $0.01 per share ("Existing New United Common Stock"). As of the date hereof there are no issued or outstanding shares of Existing New United Common Stock other than one share of Existing New United Common Stock held, beneficially and of record, by Schneider. As of the date hereof there are no outstanding subscriptions, options, warrants, puts, calls, trusts (voting or otherwise), rights, exchangeable or convertible securities or other commitments or agreements of any nature (other than this Agreement and the other Transaction Documents) relating to the capital stock or other securities or ownership interests of New United (including any phantom shares, phantom equity interests or stock or equity interests or stock or equity appreciation rights) or obligating New United at any time or upon the happening of any event, to issue, transfer, deliver, sell, repurchase, redeem or otherwise acquire, or cause to be issued, transferred, delivered, sold, repurchased, redeemed or otherwise acquired, any of its capital stock or any phantom shares, phantom equity interests or stock or equity appreciation rights, or other ownership interests of New

        United or obligating New United to grant, extend or enter into any such subscription, option, warrant, put, call, trust, right, exchangeable or convertible security, commitment or agreement. As of immediately prior to the Closing, the total authorized shares of capital stock of New United will consist solely of 800,000,000 shares of New United Class A Stock, 564,075,000 shares of New United Class B Stock, 400,000,000 shares of New United Class C Stock and 10,000,000 shares of Preferred Stock, par value US $0.01 per share (the "New United Preferred Stock"). No series of New United Preferred Stock will have been designated as of immediately prior to the Closing. As of immediately prior to the Closing there will be no issued or outstanding shares of capital stock or other securities or ownership interests of New United other than one share of New United Class A Stock held, beneficially and of record, by Schneider. As of immediately prior to the Closing there will be no outstanding subscriptions, options, warrants, puts, calls, trusts (voting or otherwise), rights, exchangeable or convertible securities or other commitments or agreements of any nature (other than this Agreement and the other Transaction Documents) relating to the capital stock or other securities or ownership interests of New United (including any phantom shares, phantom equity interests or stock or equity appreciation rights) or obligating New United, at any time or upon the happening of any event, to issue, transfer, deliver, sell, repurchase, redeem or otherwise acquire, or cause to be issued, transferred, delivered, sold, repurchased, redeemed or otherwise acquired, any of its capital stock or any phantom shares, phantom equity interests or stock or equity appreciation rights, or other ownership interests of New United or obligating New United to grant, extend or enter into any such subscription, option, warrant, put, call, trust, right, exchangeable or convertible security, commitment or agreement. As of immediately prior to the Closing, the shares of New United Class A Stock, New United Class B Stock and New United Class C Stock to be issued pursuant to this Agreement and the other Transaction Documents will have been duly authorized, and, when issued, will be validly issued, fully paid, nonassessable, free of preemptive rights and free of Liens and Restrictions, other than Liens or Restrictions created by the holder thereof and restrictions on transfer under federal and state securities laws. To the knowledge of New United, except as set forth in Section 5.1 of the Founders Disclosure Schedule there are no voting trusts, proxies or other agreements or understandings with respect to the voting of the capital stock or ownership interests of New United (other than this Agreement and the other Transaction Documents).

        (ii) The total authorized shares of capital stock of United/New United Merger Sub consists solely of 15 shares of Class A Common Stock, par value US $0.01 per share, 15 shares of United/New United Merger Sub Class B Stock and 3,000 shares of United/New United Merger Sub Class C Stock. As of the date hereof there are, and as of immediately prior to the Closing there will be, no issued or outstanding shares of capital stock or other securities or ownership interests of United/New United Merger Sub other than 15 shares of United/New United Merger Sub Class B Stock and 3,000 shares of United/New United Merger Sub Class C Stock all of which is held by New United. As of the date hereof there are,and as of the Closing Date there will be, no outstanding subscriptions, options, warrants, puts, calls, trusts (voting or otherwise), rights, exchangeable or convertible securities or other commitments or agreements (other than this Agreement and the other Transaction Documents) of any nature relating to the capital stock or other securities or ownership interests of United/New United Merger Sub (including any phantom shares, phantom equity interests or stock or equity appreciation rights) or obligating United/New United Merger Sub, at any time or upon the happening of any event, to issue, transfer, deliver, sell, repurchase, redeem or otherwise acquire, or cause to be issued, transferred, delivered, sold, repurchased, redeemed or otherwise acquired, any of its capital stock or any phantom shares, phantom equity interests or stock or equity appreciation rights, or other ownership interests of United/New United Merger Sub or obligating United/New United Merger Sub to grant, extend or enter into any such subscription, option, warrant, put, call, trust, right, exchangeable or convertible security, commitment or agreement. The outstanding shares of United/New United Merger Sub Class B Stock and United/ New United Merger Sub Class C Stock are duly authorized, validly issued, fully paid, nonassessable, free of preemptive rights and free of Liens and Restrictions, other than as may have been created by this Agreement or the other Transaction Documents and except for restrictions on transfer under federal or state securities laws.

     (c)  Power; Authorization and Validity; Consents; No Conflicts.

        (i) Each of New United and United/New United Merger Sub has all requisite power and authority to execute and deliver and perform its obligations under this Agreement and each other Transaction Document to be executed and delivered by it pursuant to this Agreement, and to consummate the transactions contemplated hereby and thereby. The execution and delivery by such party of this Agreement and the other Transaction Documents to which it is or will be a party, and, subject to the satisfaction of the conditions set forth in this Agreement, the consummation of the transactions contemplated hereby and thereby (including the United/New United Merger) and the performance by it of its obligations hereunder and thereunder have been duly authorized by the respective Boards of Directors of each of New United and United/New United Merger Sub and by all other requisite corporate action on the part of such parties. This Agreement has been, and each of the other Transaction Documents to be executed and delivered by New United or United/New United Merger Sub will be at or prior to the Closing, duly and validly executed and delivered by such party. Assuming the due execution and delivery by the other parties hereto or thereto, this Agreement constitutes, and each of the other Transaction Documents when executed and delivered by the applicable of New United or United/New United Merger Sub will constitute, the legal, valid and binding obligation of such party, enforceable in accordance with its terms, except as such enforceability may be affected by applicable bankruptcy, reorganization, insolvency, moratorium or similar laws affecting creditors' rights generally or by general equitable principles.

        (ii) Except for the requirements under the HSR Act, the filing of the Certificate of Merger in connection with the United/New United Merger, the filing of the certificates or articles of merger, as applicable, in connection with the Founder Newco Mergers, and the Required United Consents, no consent, approval or waiver of, notice to, or Filing with, any other Person is required on behalf of New United or any of its Subsidiaries in connection with the execution, delivery or performance by New United or United/New United Merger Sub of this Agreement or any of the other Transaction Documents to which any of them is or will be a party, or the consummation of the transactions contemplated hereby or thereby (including the United/New United Merger and the Founder Newco Mergers), the failure of which to be obtained, given or made, individually or in the aggregate, would have a New United Material Adverse Effect. The execution and delivery of this Agreement and the other Transaction Documents by New United and United/New United Merger Sub do not, and the performance by them of their respective obligations hereunder and thereunder will not, (x) violate or conflict with any provision of the certificate of incorporation, bylaws, operating agreement or other organizational or governing documents of New United or any of its Subsidiaries, (y) assuming that the Required United Consents of Governmental Authorities are obtained, violate any of the terms, conditions or provisions of any Law, License or Judgment to which New United or any of its Subsidiaries is subject or by which any of the foregoing or any of their respective assets are bound, except that no representation is made with respect to any foreign Law of any jurisdiction in which neither New United nor United, directly or through a Subsidiary, owns assets or engages in business, or (z) result in a violation or breach of, or (with or without the giving of notice or lapse of time or both) constitute a default (or give rise to any right of termination, cancellation, amendment, acceleration, repurchase, prepayment or repayment or to increased payments) under or give rise to or accelerate any material obligation (including any obligation to, or to offer to, repurchase, prepay, repay or make increased payments) or result in the loss or modification of any material benefit under, or result in a Lien or Restriction on any of the assets of New United or any of its Subsidiaries pursuant to, any Contract to which New United or any of its Subsidiaries is a party or by which New United or any of its Subsidiaries or any of their respective assets is bound, except, in the case of any Law (other than Delaware law), License or Judgment referred to in clause (y), as would not have a New United Material Adverse Effect.

     (d) Brokers' and Finders' Fees. There is no broker, finder, investment banker or similar intermediary that has been retained by, or is authorized to act on behalf of, New United or any of its Subsidiaries or any of their respective officers or directors who will be entitled to any fee or commission in connection with this Agreement or upon consummation of the transactions contemplated hereby.

     (e) Legal Proceedings. There is no Judgment outstanding or any Legal Proceeding by or before any Governmental Authority or any arbitrator pending or, to New United's knowledge, threatened in writing, against New United or any of its Subsidiaries that, individually or in the aggregate, could reasonably be expected to have a New United Material Adverse Effect.

     (f) Assets. The assets owned or leased by New United and its Subsidiaries are suitable and adequate for the conduct of their respective businesses and New United or the applicable Subsidiary has good and valid title to or valid leasehold or other contractual interests in all such assets that are material to its business, taken as a whole, free and clear of all Liens and Restrictions other than Permitted Encumbrances and Liens the existence of which does not have and is not reasonably expected to have a New United Material Adverse Effect. As of the date hereof and as of immediately prior to the Closing, New United and United/New United Merger Sub have no material assets other than their rights under this Agreement and the other Transaction Documents and other than, in the case of New United, the stock of United/New United Merger Sub, and have not conducted or engaged in any business other than executing, delivering and performing their respective obligations under this Agreement and the other Transaction Documents.

     (g)  Commission Filings; Financial Statements; Liabilities.

        (i) All reports, registration statements, proxy or information statements and other documents filed by New United and its Subsidiaries with the Commission after the date hereof (each a "New United Commission Filing") (x) will comply with the Securities Act or the Exchange Act, as the case may be, and the rules and regulations under each such Act, and
        (y) will not at the time they are filed with the Commission contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances in which they were made, not misleading.

        (ii) Each of the consolidated financial statements (including the notes thereto) contained in the New United Commission Filings will be prepared in accordance with GAAP consistently applied (except as may be indicated in the notes thereto) and Regulation S-X under the Exchange Act and fairly present the consolidated financial position, results of operations and cash flows of the registrant and its consolidated subsidiaries as at the respective dates thereof and for the respective periods indicated therein, subject in the case of unaudited interim financial statements to normal recurring year-end adjustments.

        (iii) As of the date hereof and as of immediately prior to the Closing, except for their respective obligations expressly provided for in (A) this Agreement and the other Transaction Documents to which they are party, and (B) the agreements described on Schedule 6.2(g)(iii), New United and United/New United Merger Sub have no, and following the United/New United Merger, New United and its Subsidiaries will have no, liability, commitment or obligation of any kind or nature, whether due or to become due, whether absolute, accrued, fixed or contingent or otherwise. As of immediately following the Closing, New United and its Subsidiaries will have no liability, commitment or obligation of any kind or nature, whether due or to become due, whether absolute, accrued, fixed or contingent or otherwise, other than (i) in the case of Subsidiaries of New United, liabilities, commitments and obligations of Liberty Sub, which liabilities, commitments and obligations were in existence immediately prior to the Closing and (ii) liabilities, obligations and commitments of New United expressly provided for in this Agreement and the other Transaction Documents to which it is a party.

     (h) Absence of Certain Developments. Since the date of the most recent balance sheet included in the Available New United Commission Filings, other than as otherwise permitted, contemplated or required by this Agreement or the other Transaction Documents, (i) the business of New United and each of its Subsidiaries has been operated only in the ordinary course, (ii) no event has occurred and no condition exists that, individually or together with other events and conditions, has had or, insofar as New United can reasonably foresee, is reasonably likely to have, a New United Material Adverse Effect, and (iii) there has been no change in the accounting methods, practices or policies of New United or any of its Subsidiaries.

     (i) Legal Compliance. New United and its Subsidiaries (x) are in compliance with, and have conducted their respective businesses so as to comply with, the terms of their respective Licenses and all applicable Laws, and (y) have all Licenses that are required to operate their respective businesses, except in such cases where the failure to so comply or to have such Licenses, either individually or in the aggregate, has not had and is not reasonably expected to have a New United Material Adverse Effect. Without limiting the generality of the foregoing, the operations of the businesses, assets and facilities of New United and its Subsidiaries are in compliance with all applicable Environmental and Health Laws, if any, except where the failure to comply has not had and is not reasonably expected to have a New United Material Adverse Effect.

     (j) Contracts; No Breach. Each of New United and its Subsidiaries has fulfilled in all material respects, or taken all actions necessary to enable it to fulfill in all material respects when due, its obligations under each Contract to which it is a party or by which it or any of its assets are bound and none of New United or any of its Subsidiaries is in breach or violation of, or in default (with or without the giving of notice or lapse of time or both) under, and no circumstance or condition exists that could give rise to, or permit any other Person to, declare a default under, any of the Contracts to which it is a party or by which it or its assets are bound, which breach, violation or default individually or in the aggregate would reasonably be expected to have a New United Material Adverse Effect.

     (k) Section 203 and Similar Laws. Pursuant to the New United Charter and the certificate of incorporation of United/New United Merger Sub, neither
     Section 203 of the Delaware General Corporation Law nor any similar provision of any other Law is applicable to business combinations involving New United or any of its Subsidiaries.

     (l) No Investment Company. New United is not, and immediately following the consummation of the transactions contemplated hereby and by the other Transaction Documents New United shall not be, an "investment company" subject to the registration requirements of, or regulation as an investment company under, the Investment Company Act of 1940.

     (m) Registration Statement; Proxy Statement. The Registration Statement and the Proxy Statement, except for any information supplied by any Liberty Party in writing expressly for purpose of inclusion therein, shall not at the time the Registration Statement is declared effective by the Commission, on the date the Proxy Statement is first mailed to the stockholders of United, at the time of the United Stockholders Meeting or on the Closing Date contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

                                  ARTICLE VII

                        CERTAIN COVENANTS OF THE PARTIES

7.1 Conduct of Business in Ordinary Course Pending Closing. From the date hereof until the Closing or earlier termination of this Agreement:

     (a) Except (1) for taking such actions or engaging in such transactions as may be required or permitted by this Agreement, (2) as otherwise disclosed herein, and (3) with the prior written consent of United (which consent shall not be unreasonably withheld, except in the case of any action described in clause (i) below (with respect to which United may choose to grant or withhold its consent in its sole discretion)), Liberty shall: (i) not take or omit to take any action that would or could reasonably be expected to result in the failure of the conditions precedent set forth in this Agreement to the parties' obligations to consummate the transactions contemplated hereby and by the other Transaction Documents to be satisfied; and (ii) not knowingly take any other action that would cause any of the representations and warranties of the Liberty Parties set forth in this Agreement to be untrue in any material respect if then made. Liberty Media shall promptly after obtaining knowledge thereof notify United of the occurrence of any event that has had or is reasonably likely to have a Liberty Material Adverse Effect.

     (b) Except (1) for taking such actions or engaging in such transactions as may be required or permitted by this Agreement, (2) as described in Section 7.1(b) of the United Disclosure Schedule or as contemplated by Section 7.1(f) of this Agreement, and (3) with the prior written consent of Liberty (which consent shall not be unreasonably withheld, except for any of the following matters (with respect to which Liberty may choose to grant or withhold its consent in its sole discretion): (A) any action by or involving New United or any of its Subsidiaries and (B) any action described in clause (v), (ix), (x) or (xiii) below), United shall, and shall use all commercially reasonable efforts to cause those of its Subsidiaries that are Controlled Affiliates to, and New United shall, and shall cause its Subsidiaries to: (i) carry on their respective businesses in the ordinary course consistent with past practice, (ii) except, in the case of United and its Controlled Affiliates, pursuant to Partner's Purchase Rights and except, in the case of United and its Controlled Affiliates, for transfers among Controlled Affiliates of United or in the ordinary course of business consistent with past practice, not sell, lease, transfer or dispose of (including by way of dividend or distribution), or create any Lien (other than, in the case of United and its Controlled Affiliates, (A) the creation of any Lien on the assets of Subsidiaries of United if United or any wholly owned Subsidiary of United is the sole beneficiary of such Lien, (B) the creation of Permitted Encumbrances, (C) the imposition of a Lien on any asset acquired after the date hereof by United or any of its Subsidiaries, but only to the extent that the imposition of such Lien on such asset is required by the terms of any Contract evidencing secured indebtedness of United or its Subsidiaries and disclosed in the United 2001 Commission Filings, as such terms were disclosed in the United 2001 Commission Filings and (D) in the case of any United Public Company and its Subsidiaries, Liens permitted by clause
     (xi)(A)(5) below) on, any of their assets of substantial value, either individually or in the aggregate; (iii) notify Liberty promptly of any inquiry or proposal concerning any sale, lease, transfer or other disposition referred to in clause (ii) above; (iv) not amend or modify in any material respect any material United Investment Agreement (except for amendments or modifications disclosed in Section 6.1(f)(i) of the United Disclosure Schedule) or, except in the ordinary course of business consistent with past practice, if any, any other material Contract; (v) not
     (A) amend, modify or waive any provision of the United/New United Merger Agreement, (B) amend or modify United's certificate of incorporation or bylaws (except (1) pursuant to the United/New United Merger as contemplated by the United/ New United Merger Agreement and (2) for the filing of the Series E Certificate of Designation in the form attached hereto as Exhibit 6.1(b)), (C) amend or modify the New United Charter or New United By-laws,
     (D) amend or modify the United/New United Merger Sub Charter or the United/New United Merger Sub By-laws, (E) amend, modify or waive any provision of any Subscription Agreement (and United shall not issue, or agree to issue, any shares of United Series E Preferred Stock other than pursuant to the Subscription Agreements as required by Section 2.1(c) of this Agreement), any Founder Newco Merger Agreement or any other Transaction Document, or (F) authorize or approve any of the foregoing;
     (vi) except in the case of United and its Controlled Affiliates, for acquisitions in existing or related lines of business of the Person making such acquisition and for transactions permitted by clause (ii) above, not acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, limited liability company, association or other business organization or division thereof; (vii) except, (A) in the case of United, for the declaration, setting aside or payment of regular dividends as provided by the terms of the United Preferred Stock outstanding on the date hereof and, (B) in the case of a Subsidiary of United, for the declaration, setting aside or payment of dividends to United or a wholly owned Subsidiary thereof or pro rata to the stockholders of the Subsidiary declaring, setting aside or paying such dividend or distribution, not declare, set aside or pay any dividend or other distribution, not effect or authorize any recapitalization or similar transaction and not directly or indirectly redeem, retire, purchase or otherwise acquire any of its capital stock or other equity securities or options, warrants or rights to acquire any of its capital stock or other equity securities; (viii) not effect or authorize any stock split (other than stock splits by wholly owned Subsidiaries of United or by wholly owned Subsidiaries of UPC), reverse split (other than reverse splits by wholly owned Subsidiaries of United or by UPC or Priority Telecom, but in the case of UPC or Priority Telecom only to the extent necessary for the equity securities of either such Person to remain listed for trading on The NASDAQ National Market or the Amsterdam Stock Exchange, and only to the extent such reverse split by UPC or Priority Telecom may be and is effected in compliance with any requirements of applicable Law and any applicable Contracts evidencing or securing any outstanding indebtedness or pursuant to which any such outstanding indebtedness was incurred), stock dividend or combination involving any of its capital stock or other equity securities (except for such transactions among United and its wholly owned Subsidiaries and among UPC and its wholly owned Subsidiaries) or issue or sell or agree to issue or sell any of its capital stock or other equity securities or issue, sell, grant or agree to issue, sell or grant any options, warrants or rights to acquire any of its capital stock or other equity securities (except for such transactions among United and its wholly owned Subsidiaries and among UPC and its wholly owned Subsidiaries), or any phantom shares, phantom equity interests or stock or equity appreciation rights, that would cause (A) any of United's representations in Section 6.1(b) to be untrue in any material respect if then made, (B) any of United's representations in Section 6.1(f)(i) to be untrue in any material respect if then made, except in each case in this clause (B) for (1) such issuances or sales by immaterial Subsidiaries and
     (2) such issuances or sales that will not result in any material dilution of United's direct or indirect interest in such Subsidiary or any loss of material rights or any imposition of material penalties relating to such interest or (C) any of New United's representations in Section 6.2(b) to be untrue in any respect if then made; (ix) not engage in any material transaction with any Founder or any family member or Affiliate of a Founder, any director or officer of United or any of its Subsidiaries, or any family member or Affiliate of such director or officer, or any other Affiliate of United, but excluding employee matters in the ordinary course of business and not in violation of any other covenant made in this Agreement and the other Transaction Documents (for purposes of this clause
     (ix) only, an "Affiliate" of a Founder or of a director or officer of United or of United shall not include United, New United or any of their respective Controlled Affiliates); (x) (A) in the case of United and its Controlled Affiliates, not engage in any material transaction with New United or any of its Controlled Affiliates and (B) in the case of New United and its Controlled Affiliates, not engage in any material transaction with United or any of its Controlled Affiliates, (xi) (A) in the case of United and its Subsidiaries that are Controlled Affiliates, not incur any indebtedness for borrowed money (including any Refinancing Indebtedness that does not satisfy the proviso set forth in clause (5) below) if the principal amount or accreted value of such indebtedness, taken together with the aggregate principal amount or accreted value of all other indebtedness incurred after the date hereof by United or any of its Subsidiaries that are Controlled Affiliates, exceeds US $50,000,000 other than (1) drawings under existing fixed or revolving credit facilities, (2) the accretion of indebtedness under bonds, notes and other instruments outstanding on the date hereof, (3) net obligations under interest rate or currency swap arrangements, (4) intercompany indebtedness to United or between United's Subsidiaries and (5) in the case of a United Public Company and its Subsidiaries, indebtedness ("Refinancing Indebtedness") incurred to refinance outstanding indebtedness ("Refinanced Indebtedness") (provided that (a) the Refinancing Indebtedness has an average life and final maturity no shorter than the average life and final maturity of the applicable Refinanced Indebtedness, (b) the principal amount or accreted value of the Refinancing Indebtedness is no greater than the principal amount, plus accrued interest, or accreted value of the applicable Refinanced Indebtedness, (c) the Refinancing Indebtedness is incurred by the same Person that is the obligor of the applicable Refinanced Indebtedness and is not guaranteed by any Person other than the guarantor, if any, of the Refinanced Indebtedness and (d) the repayment of the Refinancing Indebtedness is not secured by Liens on any assets other than assets securing the repayment of the applicable Refinanced Indebtedness) and (B) in the case of New United and its Subsidiaries, not incur any liability, obligation or commitment of any kind or nature, whether due or to become due, whether absolute, accrued, fixed or contingent or otherwise;
     (xii) not take any action that would violate, conflict with or constitute a breach of Section 3(b) of the Stockholders Agreement, Section 2(a) of the

     New United Covenant Agreement or Sections 2(a) or (b) of the United/Liberty Agreement, in each case to the same extent as though the applicable agreement had been executed and delivered by the parties thereto on the date hereof; (xiii) not take or omit to take any action that would or could reasonably be expected to result in the failure of the conditions precedent set forth in this Agreement and the other Transaction Documents to the parties' obligations to consummate the transactions contemplated hereby and by the other Transaction Documents to be satisfied; and (xiv) not knowingly take any other action that would result in the representations and warranties of United or New United set forth in this Agreement to be untrue in any material respect if then made. Nothing contained in the foregoing shall preclude United or any of its Subsidiaries or Controlled Affiliates from disposing of immaterial (both individually and in the aggregate) assets in the ordinary course of business consistent with past practice. Notwithstanding anything in the foregoing to the contrary, nothing contained in this Section 7.1(b) shall be deemed to (1) restrict United, UPC, United A/P, UPC Polska, Inc. or Poland Communications, Inc. or any of their respective "Subsidiaries" and "Restricted Affiliates" (as such terms are defined in the indentures to which these Persons are party) from taking any action if and to the extent that such a restriction would violate the indentures binding on such Persons or (2) restrict UPC or any of its Subsidiaries from taking any action if and to the extent that such a restriction would violate the Belmarken Loan Agreements or UPC's Senior Secured Credit Facility dated as of October 26, 2000. United shall promptly after obtaining knowledge thereof notify Liberty of the occurrence of any event that individually or together with any other event has had or is reasonably likely to have a United Material Adverse Effect or New United Material Adverse Effect.

     (c) Except as expressly contemplated by Section 2.1(a) hereof and except with the prior written consent of each of United and the Liberty Parties, no Founder or Founder Newco shall sell, transfer or otherwise dispose of or create any Lien or Restriction on any limited liability company membership interest in any Founder Newco or any of the shares of United Class B Stock or, in the case of a Founder Newco, United Class A Stock owned by it or any interest therein, or take or omit to take any action that would or could reasonably be expected to result in the failure of the conditions precedent set forth in this Agreement to the parties' obligations to consummate the transactions contemplated hereby and by the other Transaction Documents to be satisfied. Each Founder shall promptly after obtaining knowledge thereof notify each of United and the Liberty Parties of the occurrence of any event that has had or is reasonably likely to have a Founder Material Adverse Effect with respect to such Founder.

     (d) Each party hereto shall promptly give written notice to the others upon becoming aware of the occurrence or, to its knowledge, impending or threatened occurrence, of any event that is reasonably likely to cause or constitute a breach of any of its representations, warranties or covenants hereunder as if its representations or warranties were then being made.

     (e) United shall not, and shall not permit any of its Subsidiaries to, take any action to satisfy a UPC Stock Purchase Option (as defined in the Priority Telecom Shareholders Agreement) through the issuance or delivery of securities of United or any of its Subsidiaries (including UPC but excluding Priority Telecom) without the prior written consent of Liberty.

     (f) United shall take or cause to be taken such action as may be necessary to ensure that any default under or acceleration of any of the liabilities of United A/P or any of its Subsidiaries, or a bankruptcy or similar event involving United A/P or any of its Subsidiaries, at any time (whether before or at any time after the Closing) would not (with or without the giving of notice or lapse of time or both) result in the acceleration of, or give rise to the right to accelerate, any of the indebtedness of United or any of its Subsidiaries. Without limiting the generality of the foregoing, the parties acknowledge that the covenant set forth in this
     Section 7.1(f) shall not be satisfied if any Contract (including any Contract evidencing or relating to indebtedness) to which United A/P or any of its Subsidiaries is or becomes a party or pursuant to which any of their respective assets are or become bound restricts in any manner the actions of, or imposes any obligation, liability or commitment on, New United or any of its Subsidiaries or United or any of its Subsidiaries except, in the case of United and its Subsidiaries, as disclosed on Schedule 7.1(f). For purposes of this Section 7.1(f), the Subsidiaries of United A/P shall include Austar United Communications Limited and its Subsidiaries.

     (g) United shall take or cause to be taken such action as may be necessary to exempt the Liberty Parties and their respective Affiliates from the effect of any Contract among only United and one or more of its Controlled Affiliates or among only Controlled Affiliates of United (i) that purports to or would bind any of the Liberty Parties or any of their respective Affiliates after giving effect to the transactions contemplated hereby or
     (ii) in respect of which, whether before or after giving effect to the transactions contemplated hereby, any act or omission of any of the Liberty Parties or any of their respective Affiliates would result in a violation or breach thereof, or constitute (with or without due notice or lapse of time or both), or permit any Person to declare, a default or event of default thereunder, or give rise to any right of termination, cancellation, amendment, acceleration, repurchase, prepayment or repayment or to increased payments thereunder, or give rise to or accelerate any obligation (including, without limitation, any obligation to, or to offer to, repurchase, prepay, repay or make increased payments) or result in the loss or modification of any rights or benefits thereunder, or result in any Lien or Restriction on any of the assets of, or otherwise have any adverse effect on, United or any of its Affiliates.

     (h) Options to purchase not more than 17,500,000 shares of United Common Stock ((1) which number (A) includes, and is not in addition to, the options granted subject to stockholder approval as described in paragraph
     B.1. of Section 6.1(b) of the United Disclosure Schedule, except to the extent any such options are cancelled, and the Class B Options described in paragraph B.2. of Section 6.1(b) of the United Disclosure Schedule and (B) shall be reduced by the number of shares of United Class A Stock underlying any options granted after August 31, 2001 to the date of this Agreement, all of which options United represents and warrants comply with the provisions of this Section 7.1(h) (including with respect to the exercise prices thereof) and (2) which, except for any Class B Options described in paragraph B.2. of Section 6.1(b) of the United Disclosure Schedule, may only be options to purchase shares of United Class A Stock) (and no stock appreciation rights, restricted stock awards or any other grants under United's 1993 Stock Option Plan or otherwise other than such options to purchase shares of Common Stock) may be granted, provided that any such option shall have a per share exercise price equal to or greater than either (x) the per share average of the Closing Prices for New United Class A Stock for the 30 consecutive Trading Days beginning on and including the first Trading Day following the Closing Date or (y) $5.00 per share (unless a higher price is required pursuant to the terms of the relevant United Stock Option Plan). Any such option shall specify (which specification shall not be subject to change for any reason whatsoever), at the time of the grant thereof, whether the exercise price thereof shall be as set forth in clause (x) or (y) of the previous sentence.

     (i) United shall promptly provide and shall use commercially reasonable efforts to cause United A/P to promptly provide, Liberty with true and complete copies of any notices or correspondence received by United or any of its subsidiaries or by United A/P or any of its subsidiaries relating to any default, acceleration or breach of, or potential default, acceleration or breach of, or dispute regarding, any material Contract evidencing or securing any outstanding indebtedness of United or any of its subsidiaries or United A/P or any of its subsidiaries or pursuant to which any such outstanding indebtedness was incurred.

7.2 Stockholders Meeting. United shall call a meeting of its stockholders (the "United Stockholders Meeting") to be held as promptly as practicable for the purpose of considering and voting upon the United/ New United Merger and each other matter required to be approved by such stockholders in connection with the transactions contemplated hereby or by the other Transaction Documents, and shall submit the same to its stockholders for their approval. United will, through its Board of Directors, recommend to its stockholders the approval of the United/New United Merger and each such other matter and United will use its best commercially reasonable efforts to solicit proxies in favor of the United/New United Merger and each such other matter and otherwise to secure the required vote of its stockholders. Each of the Founders and Liberty Global will vote all shares of United's capital stock owned by them for the approval of the United/New United Merger and each such other matter. Liberty Global will not transfer record or beneficial ownership of any United Class B Stock prior to the Closing except to a Controlled Affiliate of Liberty and unless the transferee, simultaneous with such transfer, executes a counterpart to this Agreement and thereupon becomes bound hereby to the same extent as Liberty Global (including the obligation, subject to the satisfaction or waiver of the terms and conditions of this Agreement, to take any actions that Liberty Global is required to take at the Closing). No amendment to or modification or waiver of any of the provisions of any of the Transaction Documents shall be authorized, recommended or approved without the prior written consent of the Liberty Parties.

7.3  Proxy Statement; Registration Statement; Other Commission Filings.

(a) As soon as reasonably practicable after the execution of this Agreement, New United shall file with the Commission an amended registration statement on Form S-4 (the "Registration Statement"), containing a form of prospectus that includes the definitive proxy statement for the United Stockholders Meeting (together with any amendments thereof or supplements thereto, the "Proxy Statement"), registering under the Securities Act the shares of New United Class A Stock issuable pursuant to the United/New United Merger and the shares of New United Class A Stock issuable upon conversion of shares of New United Class B Stock and New United Class C Stock issuable in connection with the transactions contemplated by this Agreement and the other Transaction Documents (including upon conversion of shares of New United Class B Stock issuable upon conversion of shares of New United Class C Stock). The Registration Statement shall be in form and substance reasonably satisfactory to the parties and shall include a reasonable description of the Senior Notes Agreements and the actions taken in order to satisfy the Fee Letter Condition. United and New United shall respond promptly to any comments of the Commission and shall use all commercially reasonable efforts to cause the Proxy Statement to be cleared by the Commission and the Registration Statement to be declared effective as promptly as practicable after such filing. Following the effectiveness of the Registration Statement, United shall promptly mail the definitive Proxy Statement to its stockholders. Each of United and New United will notify the Liberty Parties promptly of the receipt of any comments from the Commission or its staff or any other government officials and of any request by the Commission or its staff or such other government officials for amendments or supplements to the Registration Statement, the Proxy Statement or any filing incorporated therein or for additional information, and will supply the Liberty Parties with copies of all correspondence between it and any of its representatives, on the one hand, and the Commission or its staff or any other government officials on the other hand, with respect to the Registration Statement, the Proxy Statement, the transactions contemplated by this Agreement and the other Transaction Documents or any filing with the Commission relating thereto. Whenever any party hereto becomes aware of any event that is required to be set forth in an amendment or supplement to the Proxy Statement, the Registration Statement or any other filing with the Commission in connection with this Agreement, the other Transaction Documents or the transactions contemplated hereby or thereby, such party shall promptly inform the other parties of such occurrence. United and New United shall promptly prepare and file with the Commission any such amendment or supplement and, following clearance thereof, if applicable, mail such amendment or supplement to United's stockholders. United and New United shall cause the Proxy Statement, the Registration Statement and all other of their respective filings with the Commission with respect to this Agreement, the other Transaction Documents or the transactions contemplated hereby or thereby to comply in all material respects with the applicable provisions of the Securities Act and the Exchange Act. To the extent information regarding any Liberty Party or any of their respective Subsidiaries is required for the preparation of the Proxy Statement or Registration Statement, the Liberty Parties shall promptly provide such information to United and New United upon request.

(b) Until consummation of the transactions contemplated by this Agreement and the other Transaction Documents or earlier termination of this Agreement, United and New United, as applicable, shall each timely file all reports, registration statements, proxy or information statements and other documents required to be filed by it with the Commission after the date hereof, each of which filings shall comply with all applicable requirements of the Securities Act and the Exchange Act and the rules and regulations of the Commission under each such Act. United and New United shall each promptly provide Liberty Media and its counsel with copies of all filings with the Commission made by such party after the date hereof and prior to the consummation of the transactions contemplated by this Agreement and the other Transaction Documents or earlier termination of this Agreement.

7.4  No Solicitation; Acquisition Proposals.

(a)  [Reserved]

(b) Prior to consummation of the transactions contemplated by this Agreement and the other Transaction Documents or earlier termination of this Agreement, United and the Founders will not, and United will use its commercially reasonable efforts to cause each of its Subsidiaries not to, directly or indirectly, through any officer, director, employee, representative, agent, or financial advisor, solicit, initiate or encourage inquiries or submission of proposals or offers from any Person relating to any sale of all or any substantial portion of the assets of or any equity interest in United, New United or any of their respective Subsidiaries or any business combination with United, New United or any of their respective Subsidiaries whether by merger, purchase of assets, tender offer or otherwise or participate in any negotiation regarding, or furnish to any other Person any information with respect to, or otherwise cooperate in any way with, or assist in, facilitate or encourage, any effort or attempt by any other Person to do or seek to do any of the foregoing, in each case except as permitted by or disclosed pursuant to this Agreement (including Section 7.1(b) of the United Disclosure Schedule) or with the prior written consent of the Liberty Parties (which consent, in the case of any United Public Company, shall not be unreasonably withheld). Each Founder will vote all shares of voting stock in United beneficially owned by it, and United will vote or cause to be voted all shares of its Subsidiaries beneficially owned by it, against any transaction of the nature described above that is presented to it. Each Founder and United or New United, as applicable, will notify the Liberty Parties immediately if any inquiries or proposals are received by, any information is requested from, or any negotiations or discussions are sought to be initiated or continued with any Founder, United or New United, as applicable, or any of their respective Subsidiaries, in each case in connection with any of the foregoing. Each of the Founders and United shall use its best efforts to cause all confidential materials previously furnished by it or on its behalf to any third parties in connection with any of the foregoing to be promptly returned to it and shall cease, or cause United and its Subsidiaries to cease, any negotiations conducted in connection therewith.

7.5  Consents and Approvals.

(a) Subject to the terms and conditions of this Agreement and applicable law, each of the parties hereto shall use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement and the other Transaction Documents as soon as reasonably practicable, including such actions or things as any other party hereto may reasonably request in order to cause any of the conditions to such party's obligation to consummate such transactions specified in this Agreement to be fully satisfied. Without limiting the generality of the foregoing, each of the parties hereto shall (and each shall cause its directors, officers and Subsidiaries, and use its reasonable efforts to cause its Affiliates, employees, agents, attorneys, accountants and representatives, to) consult and fully cooperate with and provide reasonable assistance to each other in (i) the preparation and filing with the Commission of the Registration Statement, the Proxy Statement and any necessary amendments or supplements to any of the foregoing; (ii) seeking to have such Proxy Statement cleared by the Commission and such Registration Statement declared effective by the Commission, in each case as soon as reasonably practicable after filing thereof; (iii) taking such actions as may reasonably be required under applicable state securities or blue sky laws in connection with the transactions contemplated by this Agreement and the other Transaction Documents;
(iv) using its best commercially reasonable efforts to obtain all required consents, approvals, waivers, licenses, permits, authorizations, registrations, qualifications, or other permissions or actions by, and to give all required notices to and to make all required Filings with and applications and submissions to, any Governmental Authority or other Person, in each case required in order to cause any of the conditions to each other party's obligation to consummate such transactions to be fully satisfied; (v) filing all pre-merger notification and report forms required under the HSR Act and responding to any requests for additional information made by any Governmental Authority pursuant to the HSR Act and cooperating with each other party in complying with the requirements of the HSR Act; (vi) using commercially reasonable efforts to cause the lifting of any permanent or preliminary injunction or restraining order or other similar order issued or entered by any court or other Governmental Authority (an "Injunction") preventing the consummation of the transactions contemplated hereby or by the other Transaction Documents; (vii) providing all such information about such party, its Subsidiaries and its officers, directors, partners and Affiliates, and making all applications and filings, as may be necessary or reasonably requested in connection with any of the foregoing; (viii) using commercially reasonable efforts to obtain the tax opinions referred to in Sections 10.1(b),
11.6 and 12.5; and (ix) in general, using commercially reasonable efforts to consummate and make effective the transactions contemplated hereby. Notwithstanding the foregoing, in making any such Filing and in order to obtain any consent, approval, waiver, license, permit, authorization, registration, qualification, or other permission or action or the lifting of any Injunction referred to in the preceding sentence, (A) the parties and their respective Affiliates shall not be required to (i) pay any consideration, except filing fees; (ii) surrender, modify or amend in any respect any License or Contract (including this Agreement), (iii) hold separately (in trust or otherwise), divest itself of, or otherwise rearrange the composition of, any of its assets,
(iv) agree to any limitations on any such Person's freedom of action with respect to future acquisitions of assets or with respect to any existing or future business or activities or on the enjoyment of the full rights of ownership, possession and use of any asset now owned or hereafter acquired by any such Person, or (v) agree to any of the foregoing or any other conditions or requirements of any Governmental Authority or other Person, in each case to the extent that doing so would be adverse or burdensome to such Person in any material respect. Prior to making any application to or filing with any Governmental Authority or other Person in connection with this Agreement, each party shall provide the other parties with drafts thereof and afford the other parties a reasonable opportunity to comment on such drafts.

(b) The parties will cooperate with and assist one another in any challenge by any party of the applicability to the transactions contemplated hereby (or by the other Transaction Documents) of any state takeover law (or similar Laws of any other jurisdiction) and, if any additional steps are necessary, will take all reasonable steps to exempt the transactions contemplated hereby or by the other Transaction Documents from any applicable state takeover law or similar Law of any other jurisdiction.

(c) Without limiting the generality of Section 7.5(a), United and New United shall cooperate with Liberty and its Affiliates to, at any time before or after the Closing, at Liberty or LMI's request, obtain the approvals described in footnote 1 to Section 6.1(c)(ii) of the United Disclosure Schedule.

7.6 Tax-Free Exchange. Each of the parties (a) shall use all reasonable efforts to cause each of the transactions contemplated by Sections 2.2 and 2.5 of this Agreement to qualify as a tax-free exchange under Section 351 of the Code, (b) will cooperate with the other parties to modify the structure of such transactions if and to the extent necessary for each of such transactions to constitute a tax-free exchange or a tax-free reorganization, (c) will not take any action, and will not permit any of its Controlled Affiliates to take any action, that would cause any of the transactions contemplated by Sections 2.2 and 2.5 of this Agreement not to qualify as a tax-free exchange under Section 351 of the Code, and (d) will cooperate with the accounting or law firms that are to render the opinions referred to in Sections 10.1(b), 11.6 and 12.5 by providing appropriate certifications as to factual matters. Following the Closing, each party will report (or cause to be reported) each of the transactions contemplated by Sections 2.2 and 2.5 of this Agreement as a tax-free exchange under Section 351 of the Code on all tax returns and other tax filings. Further, from and after the Closing the parties will continue to take such actions as may be necessary to preserve the tax-free nature of each of the transactions contemplated by Sections 2.2 and 2.5 of this Agreement and will not take any action or permit any of its Controlled Affiliates to take any action that would have the effect of disqualifying any of the transactions contemplated by Sections 2.2 and 2.5 of this Agreement as a tax-free exchange under Section 351.

7.7 Stockholders Agreement. At the Closing, New United, each Founder, Liberty and Liberty Global shall execute and deliver a Stockholders Agreement substantially in the form attached hereto as Exhibit 7.7 (the "Stockholders Agreement").

7.8 Voting Agreement. At the Closing, New United and each Founder shall execute and deliver a Voting Agreement substantially in the form attached hereto as Exhibit 7.8 (the "Voting Agreement").

7.9 United/Liberty Agreement. At the Closing, United, Liberty and Liberty Global shall execute and deliver an agreement substantially in the form attached hereto as Exhibit 7.9 (the "United/Liberty Agreement").

7.9A New United Covenant Agreement. At the Closing, New United, Liberty and Liberty Global will execute and deliver the Agreement Regarding Additional Covenants substantially in the form attached hereto as Exhibit 7.9A (the "New United Covenant Agreement").

7.9B. No Waiver Agreement. At the Closing, New United, Liberty and LMI will execute and deliver the No Waiver Agreement.

7.10 Standstill Agreement. At the Closing, New United, Liberty and Liberty Global shall execute and deliver a Standstill Agreement substantially in the form attached hereto as Exhibit 7.10 (the "Standstill Agreement").

7.11 Registration Rights Agreement. At the Closing, New United, Liberty and Liberty Global shall execute and deliver a Registration Rights Agreement substantially in the form attached hereto as Exhibit 7.11 (the "Registration Rights Agreement").

7.12 Exchange Agreement; Preferred Exchange Agreement. At the Closing, (a) United and each Founder that is a Controlling Principal and that purchased shares of United Series E Preferred Stock as contemplated by Section 2.1(c) (any such Person, a "Series E Holder") shall execute and deliver an Exchange Agreement substantially in the form attached hereto as Exhibit 7.12(a) (the "Exchange Agreement") and (b) United and New United shall execute and deliver a Preferred Exchange Agreement having terms substantially as set forth on Exhibit 7.12(b) hereto (the "Preferred Exchange Agreement") and otherwise reasonably acceptable to United, New United and Liberty.

7.13 Listing Application. New United shall apply to list for trading on the National Market tier of The Nasdaq Stock Market the shares of New United Class A Stock issuable in the United/New United Merger and upon conversion of the shares of New United Class B Stock and New United Class C Stock issuable in connection with the transactions contemplated by this Agreement and the other Transaction Documents (including upon conversion of shares of New United Class B Stock issuable upon conversion of shares of New United Class C Stock), and will use all commercially reasonable efforts to cause such listing to be effective as of the Closing.

7.14  Investigation; Confidentiality.

(a) From the date hereof until the Closing or earlier termination of this Agreement, upon reasonable notice and subject to the waiver of confidentiality obligations to third parties, each party hereto will, and will cause its Controlled Affiliates to, (i) permit the other parties hereto and their respective financial advisors and accounting and legal representatives to conduct an investigation and evaluation of (x) in the case of United, Liberty Sub and its business, and (y) in the case of the Liberty Parties, United, New United and their respective Subsidiaries and their respective businesses, (ii) provide such assistance as is reasonably requested and (iii) give access at reasonable times to the properties, books, Contracts, commitments, records and other information of, related to or concerning the businesses, assets, operations and personnel of such Persons. Such access and any information obtained by a party in connection with such investigation shall not affect or in any way limit the effectiveness of any representation, warranty, covenant or agreement made by any other party pursuant to this Agreement or any of the other Transaction Documents.

(b) Each of United and New United agrees that pending consummation in full of the transactions contemplated by this Agreement and the other Transaction Documents, it and its Controlled Affiliates shall, and shall use commercially reasonable efforts to cause their respective directors, officers, employees and authorized representatives to, (i) hold in strict confidence all data and information obtained by any of them pursuant hereto or in connection herewith or in connection with the matters contemplated by the Letter Agreement from the Liberty Parties, any of their respective Affiliates or their respective authorized representatives (unless such information is or otherwise becomes (through no breach of this covenant) public or readily ascertainable from public or published information) and (ii) use all such data and information solely for the purpose of consummating the transactions contemplated hereby and, except as required by applicable Law or legal process or by the rules, regulations or policies of The New York Stock Exchange, The Nasdaq Stock Market, the Stock Market of Euronext Amsterdam or the Australian Stock Exchange shall not, and shall use its diligent efforts to ensure that such directors, officers, employees and authorized representatives do not, disclose such information to others without the prior written consent of Liberty.

(c) Each Liberty Party agrees that pending consummation in full of the transactions contemplated by this Agreement and the other Transaction Documents and at all times thereafter, it and its Controlled Affiliates shall, and shall use commercially reasonable efforts to cause their respective directors, officers, employees and authorized representatives to, (i) hold in strict confidence all data and information obtained by any of them pursuant hereto or in connection herewith from United, any of its Affiliates or its authorized representatives (unless such information is or otherwise becomes (through no breach of this covenant) public or readily ascertainable from public or published information) and (ii) use all such data and information solely for the purpose of consummating the transactions contemplated hereby and, except as required by applicable law or legal process or by the rules of The New York Stock Exchange or The Nasdaq Stock Market, shall not, and shall use its diligent efforts to ensure that such directors, officers, employees and authorized representatives do not, disclose such information to others without the prior written consent of United.

(d) If this Agreement is terminated, each of the Liberty Parties, on the one hand, and United and New United, on the other, agree to (i) return or destroy promptly, as and if so requested by the other parties, each and every document furnished to it by the other parties or any Affiliate of such other parties, in connection with the transactions contemplated hereby or by the other Transaction Documents and any copies thereof that may have been made and to cause its representatives and any representatives of others to whom such documents were furnished promptly to return or destroy, as applicable, such documents and any copies thereof any of them may have made, other than documents that are publicly available, and (ii) refrain, and to use diligent efforts to cause its directors, officers, employees and representatives to refrain, from using any of the data or information referred to in subsection (b) or (c), as the case may be, for any purpose.

7.15  [Reserved].

7.16  [Reserved.]

7.17  [Reserved.]

7.18  [Reserved.]

7.19  [Reserved.]

7.20 UPC Bonds. Except with the prior written consent of United (prior to Closing) or New United (after the Closing) (which shall not, either in the case of United or New United, be unreasonably withheld), from the date hereof until the earlier of the termination of this Agreement and the first anniversary of the Closing, Liberty will not, and will use commercially reasonable efforts to cause each of its Controlled Affiliates not to, directly or indirectly purchase or offer or agree to purchase any additional debt securities issued by UPC and outstanding as of the date hereof. Except with the prior written consent of Liberty (which shall not be unreasonably withheld) from the date hereof until the earlier of the termination of this Agreement and the first anniversary of the Closing, each of United and New United will not, and will use commercially reasonable efforts to cause each of its Controlled Affiliates not to, directly or indirectly purchase or offer or agree to purchase any debt securities issued by UPC and outstanding on the date hereof.

7.21 Senior Secured Notes. Except with the prior written consent of Liberty (which shall not be unreasonably withheld) and except, in the case of United, as expressly required by the Senior Secured Indenture, from the date hereof until the earlier of the termination of this Agreement and the first anniversary of the Closing, each of United and New United will not, and will use commercially reasonable efforts to cause each of its Controlled Affiliates not to, directly or indirectly purchase or offer or agree to purchase any of the Senior Secured Notes. Except with the prior written consent of United (prior to the Closing) or New United (after the Closing) (which shall not, either in the case of United or New United, be unreasonably withheld), from the date hereof until the earlier of the termination of this Agreement and the first anniversary of the Closing, Liberty will not, and will use commercially reasonable efforts to cause each of its Controlled Affiliates not to, directly or indirectly purchase or offer or agree to purchase any of the Senior Secured Notes.

7.22 Fairness Opinions. United shall use commercially reasonable efforts to promptly obtain (a) the written opinion of Morgan Stanley satisfactory in form, scope and substance to United to the effect that as of the date thereof the Exchange Ratio pursuant to this Agreement is fair, from a financial point of view, to the holders of United Class A Stock (other than Liberty, New United, the Founders and their respective Affiliates) (the "Exchange Ratio Fairness Opinion") and (b) the written opinion of Morgan Stanley, satisfactory in form, scope and substance to United, as required pursuant to Section 4.11 of the Senior Secured Indenture with respect to the transactions contemplated hereby and by the other Transaction Documents (the "Indenture Fairness Opinion" and, together with the Exchange Ratio Fairness Opinion and the Stock Purchase Fairness Opinion, the "Fairness Opinions"), and has taken or will take such other actions as are required to comply with such sections of the Specified Indentures. United will provide Liberty with true and complete copies of the Exchange Ratio Fairness Opinion and the Indenture Fairness Opinion promptly following its receipt thereof and will include an executed copy of the Exchange Ratio Fairness Opinion in the Proxy Statement and the Registration Statement.

7.23 Interim Stockholder Arrangements. From the date hereof until the Closing or the earlier termination of this Agreement, United, Liberty and the Founders shall comply with the terms of the Stockholders Agreement and the Standstill Agreement, in each case in the forms attached as exhibits hereto and, solely for purposes of this covenant, as if (a) all references to "United" therein were references to United, (b) all references to "United Class C Stock" therein were references to United Class B Stock, (c) the "Maximum Percentage" were limited to the percentage determined in accordance with clause (a) of the definition thereof in the Standstill Agreement; provided that, (i) in clause (a)(i) of such definition, the phrase "immediately after the closing of each of the transactions contemplated by the Merger Agreement" shall be deemed to be replaced with the phrase "immediately after the execution and delivery of the Merger Agreement (including the purchase of the Note Shares (as defined in the Merger Agreement) and the other shares of United Class A Stock purchased from United on December 3, 2001 as contemplated by the third recital of the Merger Agreement)" and (ii) in clause (a)(iii) of such definition, the phrase "25 million shares of Common Stock" shall be deemed to be replaced with the phrase "20 million shares of Common Stock," and the proviso clause at the end thereof shall be deemed deleted, and (d) the Note Shares and any shares of United Class A Stock acquired by Liberty and its Controlled Affiliates in reliance on clause
(a)(iii) of the definition of "Maximum Percentage" were not exchangeable into shares of United Class B Stock pursuant to Section 10(a) of the Stockholders Agreement. Further, until the Closing or the earlier termination of this Agreement, the Liberty Parties will be entitled to vote in their sole discretion with respect to any action or transaction that would have required the approval of the Class C Directors or the Liberty Directors if taken by New United or that would be inconsistent with the provisions of this Agreement.

                                  ARTICLE VIII

                          CONDITIONS PRECEDENT TO THE
                       OBLIGATIONS OF EACH PARTY TO CLOSE

The respective obligations of each party to consummate the transactions contemplated by this Agreement and the other Transaction Documents are subject to the satisfaction or the waiver by it of each of the following conditions on or prior to the Closing Date:

8.1 United Stockholder Approval. The stockholders of United shall have approved the United/New United Merger and each other matter submitted to the vote of such stockholders pursuant to Section 7.2 by the requisite vote.

8.2 HSR Act. All applicable waiting periods under the HSR Act shall have expired or been terminated, without any litigation having arisen therefrom that remains outstanding or other action having been taken by the DOJ or the FTC that remains unresolved.

8.3  Consents and Approvals.

(a) The parties hereto shall have obtained all consents, approvals and waivers of, given all notices to, and made all Filings with (i) each Governmental Authority identified on the Liberty Disclosure Schedule or the United Disclosure Schedule or otherwise required in connection with the consummation of the transactions contemplated hereby and by the other Transaction Documents, the failure of which to be obtained, given or made would reasonably be expected to have a Liberty Material Adverse Effect, a Material Adverse Effect on Liberty, a United Material Adverse Effect or a New United Material Adverse Effect, and (ii) the European Union, and all such consents, approvals, waivers, notices and Filings referred to in clauses (i) and (ii) shall be in full force and effect.

(b) The parties hereto shall have obtained all consents, approvals and waivers of, and given all notices to, each Person other than a Governmental Authority identified on the Liberty Disclosure Schedule, the United Disclosure Schedule as "Required United Consents," the Founders Disclosure Schedule or otherwise required in connection with the consummation of the transactions contemplated hereby and by the other Transaction Documents and all such consents, approvals, waivers and notices shall be in full force and effect, in each case other than those that if not obtained, in force or effect, made or given (as the case may be) would not, either individually or in the aggregate, have a Liberty Material Adverse Effect, a United Material Adverse Effect, a New United Material Adverse Effect or a Founder Material Adverse Effect.

8.4 Absence of Injunctions. No permanent, preliminary or temporary injunction, restraining order or similar order issued or entered by any court or other Governmental Authority of competent jurisdiction, or other legal restraint or prohibition, preventing consummation of the transactions contemplated hereby or by the other Transaction Documents as provided herein and therein shall be in effect.

8.5 Fairness Opinions. United shall have obtained the Exchange Ratio Fairness Opinion and the Indenture Fairness Opinion and none of the Fairness Opinions shall have been withdrawn.

8.6 Transaction Documents. Each of the Transaction Documents shall have been executed and delivered, where applicable, effective as of the Closing, by the parties thereto.

                                   ARTICLE IX

                          CONDITIONS PRECEDENT TO THE
                       OBLIGATIONS OF NEW UNITED TO CLOSE

The obligation of New United to consummate the transactions contemplated by this Agreement and the other Transaction Documents is subject to the fulfillment on or prior to the Closing Date, of the following conditions, any one or more of which may be waived by New United, provided that such waiver as it relates to conditions to be satisfied by the Liberty Parties and Liberty Sub shall have been consented to by United and such waiver as it relates to conditions to be satisfied by the Founders or Founder Newcos shall have been consented to by United and Liberty:

9.1  Representations and Warranties True as of the Closing Date.

(a) The representations and warranties of the Liberty Parties set forth in Sections 4.1, 4.2, 4.5, 4.7, 4.10 and 4.11 shall be true in all material respects on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date, except for changes permitted or contemplated by this Agreement.

(b) The representations and warranties of each Founder set forth in Sections 5.1, 5.2, 5.3, 5.7 and 5.9 shall be true in all material respects on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date, except for changes permitted or contemplated by this Agreement.

9.2 Compliance with this Agreement. The Liberty Parties, each Founder and each Founder Newco shall have performed and complied in all material respects with all agreements and covenants contained in this Agreement and the other Transaction Documents that are required to be performed or complied with by them on or prior to the Closing Date.

9.3 Certificates. Each Liberty Party, each Founder and each Founder Newco shall have delivered to New United a certificate, dated the Closing Date and signed by such party, in the case of each party that is a natural person, or by an appropriate and duly authorized officer or representative of such party, in the case of each party that is not a natural person, certifying that the conditions specified in Sections 9.1 and 9.2 have been fulfilled.

9.4 Opinion of Counsel to the Liberty Parties. New United shall have received the opinion of one or more counsel to the Liberty Parties and an opinion of one or more counsel to the Founders and each Founder Newco, each dated the Closing Date, in the form set forth on Exhibit 9.4 hereto.

                                   ARTICLE X

                          CONDITIONS PRECEDENT TO THE
           OBLIGATIONS OF THE PARTIES TO THE UNITED/NEW UNITED MERGER

10.1 United's Obligation. The obligation of United to consummate the United/New United Merger is subject to the fulfillment on or prior to the Closing Date of the following conditions, any one or more of which may be waived by United:

     (a)  [Reserved.]

     (b) United shall have received the opinion of Andersen LLP, dated the Closing Date, to the effect that, for United States federal income tax purposes, (i) the formation and merger of each Founder Newco with and into New United, and the merger of United/New United Merger Sub with and into United should be disregarded, and the acquisitions contemplated by this Agreement, including the direct or indirect contribution of assets by Liberty and Liberty Global to New United, when viewed as a collective whole, will be treated as a transfer by the various parties hereto of property to New United pursuant to Section 351 of the Code, and (ii) no gain or loss will be recognized by the stockholders of United upon the receipt of stock in New United upon the merger of the Founder Newcos with and into New United or upon the United/New United Merger. In rendering such opinion, Andersen LLP may require and rely upon (and may incorporate by reference) representations and covenants made in certificates provided by the parties hereto and upon such other documents and data as Andersen LLP deems appropriate as a basis for such opinion.

10.2 New United's Obligation. The obligations of New United and United/New United Merger Sub to consummate the United/New United Merger are subject to the fulfillment on or prior to the Closing Date of the following further conditions, any one or more of which may be waived by New United for itself and on behalf of United/New United Merger Sub, provided that in the case of clause (d) below such waiver has been consented to by Liberty:

     (a)  [Reserved.]

     (b)  [Reserved.]

     (c)  [Reserved.]

     (d) Opinion of Counsel to United. New United and United/New United Merger Sub shall have received the opinion of Holme Roberts & Owen LLP, counsel to United, dated the Closing Date, in the form set forth on Exhibit 11.4(b) hereto.

     (e) Other Transactions. The transactions to be consummated prior to the United/New United Merger as set forth in Sections 2.1, 2.2(a) and 2.2(b) shall have been consummated in accordance with this Agreement.

                                   ARTICLE XI

                   CONDITIONS PRECEDENT TO THE OBLIGATION OF
                          THE LIBERTY PARTIES TO CLOSE

The obligations of the Liberty Parties to consummate the transactions contemplated by this Agreement and the other Transaction Documents are subject to the fulfillment on or prior to the Closing Date, of the following conditions, any one or more of which may be waived by the Liberty Parties:

11.1  Representations and Warranties True as of the Closing Date.

(a) The representations and warranties of United set forth in Sections 6.1(a), 6.1(c), 6.1(f)(iv), 6.1(o), 6.1(p) and 6.1(t) shall be true in all material respects on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date, except for changes permitted or contemplated by this Agreement.

(b) The representations and warranties of New United set forth in Sections 6.2(a), 6.2(b)(i), 6.2(c), 6.2(k) and 6.2(m) shall be true in all material respects on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date, except for changes permitted or contemplated by this Agreement.

(c) The representations and warranties of each Founder set forth in Sections 5.1, 5.2, 5.3, 5.7 and 5.9 of this Agreement shall be true in all material respects on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date, except for changes permitted or contemplated by this Agreement.

11.2  Compliance with this Agreement.

(a) Except as set forth in (b) and (c) below, United, New United, each Founder and each Founder Newco shall have performed and complied in all material respects with all material agreements and material covenants contained in this Agreement and the other Transaction Documents that are required to be performed or complied with by them on or prior to the Closing Date.

(b) United shall have performed and complied in all respects with the agreements and covenants contained in Sections 7.1(b)(v) and 7.1(f).

(c) New United shall have performed and complied in all respects with the agreements and covenants contained in Sections 7.1(b)(v), 7.1(b)(xi)(B) and 7.1(b)(xii).

11.3 Certificates. Each of United, New United, each Founder and each Founder Newco shall have delivered to the Liberty Parties a certificate, dated the Closing Date and signed by such party, in the case of each party that is a natural person, or by an appropriate and duly authorized officer or representative of such party, in the case of each party that is not a natural person, certifying that the conditions specified in Sections 11.1, 11.2, 11.9 and 11.10 have been fulfilled (insofar as each such Section relates to such Person).

11.4 Opinion of Counsel to United. The Liberty Parties shall have received the following opinions, each dated the Closing Date: (a) the opinion of Prickett, Jones & Elliott, in the form set forth on Exhibit 11.4(a) hereto, (b) the opinion of Holme Roberts & Owen LLP, in the form set forth on Exhibit 11.4(b) hereto, (c) the opinion of Holme Roberts & Owen LLP, in the form set forth on
Exhibit 11.4(c) hereto and (d) the opinion of Holme Roberts & Owen LLP, in the form set forth in Exhibit 11.4(d) hereto.

11.5  [Reserved.]

11.6 Tax Opinion. Liberty shall have received the opinion of Baker Botts L.L.P., dated the Closing Date, to the effect that, for United States federal income tax purposes, the transfers to New United in exchange for stock of New United that are contemplated by this Agreement to be consummated on the Closing Date, including the direct or indirect contribution of assets by Liberty and Liberty Global to New United, when viewed as a collective whole, will be treated as transfers of property to New United pursuant to Section 351 of the Code. In rendering such opinion, Baker Botts L.L.P. may require and rely upon (and may incorporate by

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

reference) representations and covenants made in certificates provided by the parties hereto and upon such other documents and data as such counsel deems appropriate as a basis for such opinions.

11.7  [Reserved.]

11.8  [Reserved.]

11.9 Senior Secured Indenture. No "Event of Default" within the meaning of Sections 6.1(a), 6.1(b), 6.1(e), 6.1(g) or 6.1(h) of the Senior Secured Indenture shall have occurred and, in the case of any such "Event of Default" within the meaning of Sections 6.1(a), 6.1(b) or 6.1(e) of the Senior Secured Indenture, be continuing and no "Acceleration Notice" shall have been properly given (and not rescinded) pursuant to Section 6.2 of the Senior Secured Indenture.

11.10 Fee Letter. All liabilities, obligations and commitments of any kind or nature, whether due or to become due, whether absolute, accrued, fixed or contingent or otherwise of New United under the Fee Letter shall have been terminated by the execution, delivery and performance of the instruments attached as Schedule 11.10 (the "Senior Notes Agreements") and no action taken in connection with such termination of New United's liabilities, obligations and commitments, contingent or otherwise, shall result in or give rise to any material obligations or result in the loss or modification of any material benefit of, or result in a Lien or Restriction on, any of the assets of New United or any of its Subsidiaries (the "Fee Letter Condition").

11.11  [Reserved.]

11.12  [Reserved.]

11.13  [Reserved.]

                                  ARTICLE XII

                   CONDITIONS PRECEDENT TO THE OBLIGATION OF
                             THE FOUNDERS TO CLOSE

The obligation of each of the Founders to consummate the transactions contemplated by this Agreement and the other Transaction Documents is subject to the fulfillment on or prior to the Closing Date of the following conditions, any one or more of which may be waived by such Founder:

12.1 Representations and Warranties True as of the Closing Date. The representations and warranties of the Liberty Parties set forth in Sections 4.1, 4.2, 4.5, 4.7, 4.10 and 4.11 of this Agreement shall be true in all material respects on and as of the Closing Date with the same force and effect as though made on and as of the Closing Date, except for changes permitted or contemplated by this Agreement.

12.2 Compliance with this Agreement. The Liberty Parties shall have performed and complied in all material respects with all agreements and covenants contained in this Agreement and the other Transaction Documents that are required to be performed or complied with by them on or prior to the Closing Date.

12.3 Certificates. Each Liberty Party shall have delivered to Founders a certificate, dated the Closing Date and signed by an appropriate and duly authorized officer or representative of such Liberty Party, certifying that the conditions specified in Sections 12.1 and 12.2 have been fulfilled.

12.4  [Reserved.]

12.5 Tax Opinion. The Founders shall have received the opinion of Andersen LLP, dated the Closing Date, to the effect that, for United States federal income tax purposes, (i) the formation and merger of each Founder Newco with and into New United, and the merger of United/New United Merger Sub with and into United should be disregarded, and the acquisitions contemplated by this Agreement, including the direct or indirect contribution of assets by Liberty and Liberty Global to New United, when viewed as a collective whole, will be treated as a transfer by the various parties hereto of property to New United pursuant to Section 351 of the Code, and (ii) no gain or loss will be recognized by the stockholders of United upon the receipt of stock in New United upon the merger of the Founder Newcos with and into New United or the

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

merger of United/New United Merger Sub with and into United. In rendering such opinion, Andersen LLP may require and rely upon (and may incorporate by reference) representations and covenants made in certificates provided by the parties hereto and upon such other documents and data as Andersen LLP deems appropriate as a basis for such opinions.

                                  ARTICLE XIII

                                  TAX MATTERS

13.1  [Reserved.]

13.2  [Reserved.]

13.3  [Reserved.]

13.4 Transfer Taxes. All sales, use, transfer, stamp, value added, duty, excise, stock transfer, real property transfer, real property recording, real property gains and other similar taxes and fees arising out of or in connection with the transactions contemplated by this Agreement and the other Transaction Documents shall be paid by New United.

13.5  [Reserved.]

13.6  [Reserved.]

13.7  [Reserved.]

13.8  [Reserved.]

13.9 Restructuring Transaction Indemnity. If on or before the Closing Date, UPC or Belmarken Holding B.V. refinances, restructures, reorganizes, or engages in any similar transaction (a "Restructuring Transaction") with respect to or affecting any of the Liberty UPC Bonds or the Belmarken Notes, and such Restructuring Transaction causes Liberty or any of its Affiliates, successors or assigns to recognize income or gain or otherwise incur any Tax, then New United shall indemnify and hold harmless Liberty and its Affiliates, successors and assigns, on an After-Tax Basis, from and against the amount of any Adjustments that arise from such Restructuring Transaction. New United shall pay such amounts within ten calendar days after the later of (1) the filing of any Tax Return which includes such income or gain recognized, or which is otherwise filed with respect to any Tax incurred, by Liberty, or any of its Affiliates, successors or assigns in connection with such Restructuring Transaction, and (2) the date New United receives notice from Liberty demanding payment of such indemnity, and to the extent not paid within such ten-day period, the amount due shall thereafter include interest thereon at a rate per annum equal to the prime rate as publicly announced from time to time by The Bank of New York, adjusted as and when changes to such rate shall occur, compounded semi-annually. New United shall pay such indemnification amount, at its election, either (a) in cash or (b) in shares of New United Class C Stock equal to the quotient of (x) the amount of such indemnification payment, divided by (y) $5.00 (subject to adjustment in the same manner as set forth in Section 2.4).

13.10 Treatment of Indemnity Payments. To the extent permitted by law, the parties agree to treat indemnity payments under this Article XIII as adjustments to the consideration paid for the assets being contributed by Liberty and Liberty Global pursuant to this Agreement.

13.11 Survival. The covenants and agreements set forth in this Article XIII and in Section 7.6 shall survive until the expiration of the statutes of limitations applicable to liability to the relevant taxing authority for payment of the Tax.

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

                                  ARTICLE XIV

                             CLOSING; CLOSING DATE

14.1 Closing. Subject to the terms and conditions of this Agreement, the closing of the transactions contemplated by Sections 2.2, 2.3 and 2.5 (the "Closing") shall take place at the executive offices of Liberty in Englewood, Colorado, or at such other place as the parties may agree, beginning at 10:00 a.m., local time, on a Business Day selected by the parties that is on or prior to the fifth Business Day following the day on which the last of the conditions to the Closing set forth in Articles VIII, IX, X, XI and XII is satisfied or waived, or on such later date as may be agreed to by the parties.

14.2  Closing Deliveries.  At the Closing:

     (a)  each Founder shall deliver or cause to be delivered:

        (i) to New United, such documents or instruments as may be necessary or that New United may reasonably request in order to effect the merger of each of the Founder Newcos into New United, in accordance with the Founder Newco Merger Agreements and this Agreement, including (if applicable) (A) delivery of certificates representing all of the issued and outstanding limited liability company membership interests of the applicable Founder Newco for cancellation against delivery of the applicable Founder Consideration Shares and (B) evidence of the full and unconditional release of any Liens and Restrictions on the shares of United Common Stock held by each of the Founder Newcos, as set forth in
        Section 2.2(b);

        (ii) to Liberty, Liberty Global, New United and each other Founder, duly executed counterparts of the Stockholders Agreement;

        (iii) to New United and each other Founder, duly executed counterparts of the Voting Agreement; and

        (iv) if such Founder is a Series E Holder, (A) to United, the stock certificate or stock certificates representing all shares of United Series E Preferred Stock held by such Series E Holder for cancellation against delivery of the appropriate number of shares of Surviving Entity Class A Stock, as contemplated by the United/New United Merger Agreement, and (B) to New United and each other Series E Holder, duly executed counterparts of the Exchange Agreement.

     (b)  Liberty Global shall deliver or cause to be delivered:

        (i) to New United, the stock certificate or stock certificates representing the Liberty Global Shares, all duly endorsed in blank or with separate notarized stock powers attached thereto duly executed in blank and otherwise in proper form for transfer with all necessary documentary or transfer tax stamps affixed;

        (ii) to New United, Liberty and each Founder, duly executed counterparts of the Stockholders Agreement;

        (iii) to New United and Liberty, duly executed counterparts of the Standstill Agreement and the Registration Rights Agreement; and

        (iv) to New United and Liberty, duly executed counterparts of the New United Covenant Agreement.

     (c) Schneider shall deliver to New United a stock certificate representing one share of United Class A Stock, duly endorsed in blank or with a separate notarized stock power attached thereto duly executed in blank and otherwise in proper form for transfer with all necessary documents or transfer tax stamps affixed.

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

     (d)  Liberty shall deliver or cause to be delivered:

        (i) to New United, (A) the Belmarken Notes or the proceeds thereof, in each case in proper form for transfer, (B) appropriate instruments, duly executed by Liberty Sub, assigning all of Liberty Sub's rights and obligations under the Belmarken Loan Agreements, (C) payment of the Cash Contribution, (D) the Note Shares and (E) the Liberty UPC Bonds and/or the Restructuring Proceeds, in each case in proper form for transfer;

        (ii) to New United and LMI, duly executed counterparts of the No Waiver Agreement;

        (iii)  [Reserved.]

        (iv) to New United, Liberty Global and each Founder, duly executed counterparts of the Stockholders' Agreement;

        (v) to New United and Liberty Global, duly executed counterparts of the Standstill Agreement and the Registration Rights Agreement;

        (vi) to United and Liberty Global, duly executed counterparts of the United/Liberty Agreement;

        (vii) to Liberty Global and New United, duly executed counterparts of the New United Covenant Agreement; and

        (viii) to UIPI (A) payment of the Note Repayment Amount by delivery of cash, Liberty 2009 Notes or a combination thereof, as provided in
        Section 2.3 and (B) if applicable, a duly executed counterpart of the Liberty 2009 Notes Registration Rights Agreement.

     (e)  New United shall deliver or cause to be delivered:

        (i) to Liberty Global or the appropriate 4 Contributing Party or Contributing Parties, newly issued stock certificates representing the Liberty Global Consideration Shares;

        (ii) to each Founder, newly issued stock certificates representing the Founder Consideration Shares to be issued to such Founder pursuant to
        Section 2.2(b), registered in the name of such Founder;

        (iii) to Liberty or the appropriate Contributing Party or Contributing Parties, newly issued stock certificates representing the Liberty Consideration Shares and the Liberty Contribution Shares;

        (iv) to Liberty, appropriate instruments, duly executed by New United, assuming all of Liberty Sub's obligations under the Belmarken Loan Agreements;

        (v) to Liberty and LMI, duly executed counterparts of the No Waiver Agreement;

        (vi) to Liberty Global, Liberty and each Founder, duly executed counterparts of the Stockholders Agreement;

        (vii)  to each Founder, duly executed counterparts of the Voting
        Agreement;

        (viii) to Liberty Global and Liberty, duly executed counterparts of the Standstill Agreement and the Registration Rights Agreement;

        (ix) to United, duly executed counterparts 4 of the Certificate of Merger and the Preferred Exchange Agreement;

        (x) to each Series E Holder, duly executed counterparts of the Exchange Agreement; and

        (xi) to Liberty and Liberty Global, duly executed counterparts of the New United Covenant Agreement.

     (f)  United shall deliver or cause to be delivered:

        (i) to New United, duly executed counterparts of the Certificate of Merger and the Preferred Exchange Agreement;

        (ii) to Liberty, (A) the $310,000,000 Notes for cancellation against payment of the Note Repayment Amount by delivery of cash, Liberty 2009 Notes or a combination thereof, as provided in Section 2.3, (B) if applicable, a counterpart of the Liberty 2009 Notes Registration Rights Agreement, duly executed by UIPI and United and (C) an appropriate instrument, duly executed by United and by each beneficiary of the Liberty Guaranty, irrevocably releasing Liberty from all of its obligations under the Liberty Guaranty; and

        (iii) to Liberty and Liberty Global, duly executed counterparts of the United/Liberty Agreement; and

        (iv) to each Series E Holder, newly issued stock certificates representing the shares of Surviving Entity Class A Stock to be issued to such Series E Holder, as contemplated by the United/New United Merger Agreement, registered in the name of such Series E Holder.

     (g) LMI shall deliver or cause to be delivered to New United and Liberty, duly executed counterparts of the No Waiver Agreement.

     (h) Each of the parties shall also deliver or cause to be delivered the certificates, opinions and other documents required by Articles VIII, IX, X, XI and XII.

     (i) All shares of New United Class C Stock required to be delivered to a Liberty Party shall be represented by newly issued stock certificates registered in the name of the applicable Liberty Party or, at its direction, an Affiliate thereof. All payments of cash to be made to a party or an Affiliate thereof shall be made by wire transfer of immediately available funds to an account or accounts at a domestic bank identified by the applicable party by written notice to the party making or causing to be made such payment at least three Business Days prior to the applicable Closing.

                                   ARTICLE XV

                    SURVIVAL OF REPRESENTATIONS, WARRANTIES
                         AND COVENANTS; INDEMNIFICATION

15.1 Survival of Representations, Warranties and Covenants. All representations and warranties contained in this Agreement shall survive the execution and delivery hereof and the Closing hereunder, and, except as otherwise specifically provided in this Agreement, shall thereafter terminate and expire on the first anniversary of the Closing Date; provided, however, that the representations and warranties set forth in Sections 4.2 (fourth and fifth sentences only), 4.3, 4.4, 4.5, 4.7, 4.11, 5.3(c), 5.4, 5.7, 6.1(c)(ii), 6.1(d),
6.1(e), 6.1(f)(i) (second, third and fourth sentences only), 6.1(f)(iv), 6.1(g)(iii), 6.1(j), 6.1(k) (last sentence only), 6.1(o), 6.2(b)(i) (eighth sentence only), 6.2(c)(ii), 6.2(d), 6.2(e), 6.2(g)(iii), 6.2.(j), and 6.2(k)
shall survive until the expiration of the applicable statute of limitations. The covenants and agreements made by each party in this Agreement and the other Transaction Documents will survive the Closing without limitation (except pursuant to their terms). Any representation, warranty or covenant that is the subject of a claim or dispute asserted in writing prior to the expiration of the applicable of the above-stated periods shall survive with respect to such claim or dispute until the final resolution thereof.

15.2 Indemnification by Liberty Party. Subject to written notice of such claim for indemnification being given to the applicable Liberty Party within the appropriate survival period referred to in Section 15.1, such Liberty Party, severally and not jointly, hereby agrees to indemnify and hold New United and its directors, officers, employees, Affiliates, agents, successors and assigns (collectively, the "Liberty Media Indemnified Parties") harmless from and against any and all losses, liabilities, damages, deficiencies, and obligations ("Losses") resulting from, based upon, arising out of or otherwise in respect of, and all claims, actions, suits, proceedings, demands, judgments, assessments, fines, interest, penalties, costs and expenses (including amounts reasonably paid in settlement and reasonable legal, accounting, experts and other fees, costs and expenses) ("Claims") incident or relating to or resulting from, (a) any inaccuracy in or any breach of any representation or warranty of such Liberty Party contained in this Agreement or in any certificate delivered by or on behalf of such Liberty Party pursuant to this Agreement, (b) any nonperformance or breach of any covenant or agreement of such Liberty Party contained in this Agreement or (c) any Claim brought by a third party against a Liberty Media Indemnified Party in respect of any untrue statement of a material fact in the Proxy Statement or Registration Statement, or omission to state any material fact required to be stated therein, or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading to the extent that such untrue statement or omission was based upon information provided by or on behalf of such Liberty Party in writing expressly for purposes of inclusion in the Proxy Statement or Registration Statement.

15.3 Indemnification by Founders. Subject to written notice of such claim for indemnification being given to the applicable Founder within the appropriate survival period referred to in Section 15.1, such Founder, severally and not jointly, hereby agrees to indemnify and hold New United and its directors, officers, employees, Affiliates, agents, successors and assigns (collectively, the "Founder Indemnified Parties") harmless from and against any and all Losses resulting from, based upon, arising out of or otherwise in respect of, and all Claims incident or relating to or resulting from (a) any inaccuracy in or any breach of any representation or warranty of such Founder contained in this Agreement or in any certificate delivered by or on behalf of such Founder or its Founder Newco pursuant to this Agreement or the applicable Founder Newco Merger Agreement, (b) any nonperformance or breach of any covenant or agreement of such Founder contained in this Agreement, and (c) any Claim brought by a third party against a Founder Indemnified Party in respect of any untrue statement of a material fact in the Proxy Statement or Registration Statement, or omission to state any material fact required to be stated therein, or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading to the extent that such untrue statement or omission was based upon information provided by or on behalf of such Founder in writing expressly for purposes of inclusion in the Proxy Statement or Registration Statement.

15.4 Indemnification by New United and United. Subject to written notice of such claim for indemnification being given to New United within the appropriate survival period referred to in Section 15.1, New United hereby agrees to indemnify and hold each Liberty Party and their respective directors, officers, employees, Affiliates, agents, successors and assigns (collectively, the "New United Indemnified Parties") harmless from and against any and all Losses resulting from, based upon, arising out of or otherwise in respect of, and all Claims incident or relating to or resulting from (a) any inaccuracy in or any breach of any representation or warranty of United or New United contained in this Agreement or in any certificate delivered by or on behalf of United or New United pursuant to this Agreement, (b) any nonperformance or breach of any covenant or agreement of United or New United contained in this Agreement or any other Transaction Document, (c) any Claim brought by a third party against a New United Indemnified Party in respect of any untrue statement of a material fact in the Proxy Statement or Registration Statement, or omission to state any material fact required to be stated therein, or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent that such untrue statement or omission was based upon information provided by or on behalf of a Liberty Party in writing expressly for purposes of inclusion in the Proxy Statement or Registration Statement, and (d) all obligations and liabilities of whatever kind and nature, primary or secondary, direct or indirect, absolute or contingent, known or unknown, whether arising before, on or after the Closing Date arising out of or relating to the Belmarken Loan Agreements or any Restructuring Transaction, other than to the extent such obligation or liability arises out of a breach of a representation, warranty, covenant or agreement of the Liberty Parties contained in this Agreement. Subject to written notice of such claim for indemnification being given to United within the appropriate survival period referred to in Section 15.1, United hereby agrees to indemnify and hold New United and its directors, officers, employees, Controlled Affiliates, agents, successors and assigns (collectively, the "United Indemnified Parties") harmless from and against any and all Losses resulting from, based upon, arising out of or otherwise in respect of, and all Claims incident or relating to or resulting from (a) any inaccuracy in or any breach of any representation or warranty of United contained in this Agreement or in any certificate delivered by or on behalf of United pursuant to this Agreement, (b) any nonperformance or breach of any covenant or agreement of United contained in this Agreement or any other Transaction Document and (c) any Claim brought by a third party against a United Indemnified Party in respect of any untrue statement of a material fact in the Proxy Statement or Registration Statement, or omission to state any material fact required to be stated therein, or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except to the extent that such untrue statement or omission was based upon information provided by or on behalf of a Liberty Party in writing expressly for purposes of inclusion in the Proxy Statement or Registration Statement.

15.5  Defense of Action.

(a) Any Person seeking indemnification under Section 15.2, 15.3 or 15.4 (the "Indemnified Party") with respect to any third party claim, investigation, action, suit or proceeding (collectively, an "Action") shall promptly give notice of such Action to the party from which such indemnification is sought (the "Indemnifying Party"). The Indemnified Party's failure to so notify the Indemnifying Party of any Action shall not release the Indemnifying Party, in whole or in part, from its obligations to indemnify under this Article, except to the extent that the Indemnified Party's failure to so notify actually prejudices the Indemnifying Party's ability to defend against such Action. The Indemnified Party shall be entitled, at the sole expense and liability of the Indemnifying Party, to exercise full control of the defense, compromise or settlement of any such Action unless the Indemnifying Party, within a reasonable time after the giving of such notice by the Indemnified Party, shall (i) deliver a written confirmation to such Indemnified Party that the indemnification provisions of Section 15.2, 15.3 or 15.4 (as the case may be) are applicable to such Action and that, subject to the remaining provisions of this Article XV, the Indemnifying Party will indemnify such Indemnified Party in respect of such Action pursuant to the terms of Section 15.2, 15.3 or 15.4 (as the case may be),
(ii) notify such Indemnified Party in writing of the Indemnifying Party's intention to assume the defense thereof, and (iii) retain legal counsel reasonably satisfactory to such Indemnified Party to conduct the defense of such Action.

(b) The Indemnified Party and the Indemnifying Party shall cooperate with the party assuming the defense, compromise or settlement of any such Action in accordance herewith in any manner that such party reasonably may request. If the Indemnifying Party so assumes the defense of any such Action, the Indemnified Party shall have the right to employ separate counsel and to participate in (but not control) the defense, compromise, or settlement thereof, but the fees and expenses of such counsel shall be the expense of such Indemnified Party unless
(i) the Indemnifying Party has specifically agreed to pay such fees and expenses, (ii) any relief other than the payment of money damages is sought against the Indemnified Party or (iii) the Indemnified Party shall have been advised by its counsel that there may be one or more legal defenses available to it that are different from or additional to those available to the Indemnifying Party or that there may be a conflict of interest between the Indemnifying Party and the Indemnified Party in the conduct of the defense of such Action (in either of which cases the Indemnifying Party shall not have the right to direct the defense, compromise or settlement of such Action on behalf of the Indemnified Party), and in any such case the reasonable fees and expenses of such separate counsel shall be borne by the Indemnifying Party, it being understood and agreed, however, that the Indemnifying Party shall not be liable for the fees and expenses of more than one separate firm of attorneys at any time for the Indemnified Party together with its Affiliates, unless there shall be a conflict of interest between the Indemnified Party and an Affiliate thereof, in which case the Indemnifying Party shall not be liable for the fees and expenses of more than an aggregate of two separate firms of attorneys at any time for the Indemnified Party and its Affiliates. No Indemnified Party shall settle or compromise or consent to entry of any judgment with respect to any such Action for which it is entitled to indemnification hereunder without the prior written consent of the Indemnifying Party, unless the Indemnifying Party shall have failed, after reasonable notice thereof, to undertake control of such Action in the manner provided above in this Section 15.5. The Indemnifying Party shall not, without the written consent of the Indemnified Party, settle or compromise or consent to entry of any judgment with respect to any such Action
(x) in which any relief other than the payment of money damages is or may be sought against any Indemnified Party, or (y) that does not include as an unconditional term thereof the giving by the claimant, party conducting such investigation, plaintiff or petitioner to such Indemnified Party of a release from all liability with respect to such Action.

(c) If the indemnification provisions contained in this Article XV and the indemnification provisions contained in Article XIII are both applicable with respect to any particular matter, then the indemnification provisions contained in Article XIII shall be controlling and shall apply for all purposes as to such matter.

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

15.6 Limitations on Indemnification for Breach of Representations and Warranties. No indemnification by a Liberty Party or New United under Section
15.2 or 15.4 hereof in respect of an inaccuracy in or breach of any representation or warranty in this Agreement or in any certificate delivered pursuant hereto (other than, in each case, the Basket Exceptions, as defined below), shall be due and payable (a) in respect of any individual claim unless such claim equals or exceeds US $1,000,000, and (b) unless the aggregate amount of such claims equal to or in excess of US $1,000,000 exceeds US $150,000,000 (the "Basket Amount"), whereupon the applicable Liberty Party or New United, as the case may be, shall be obligated to pay only the excess of the aggregate amount of such claims for indemnification over the Basket Amount. The indemnification obligations under Sections 15.2 and 15.4 in respect of an inaccuracy in or breach of any of the following representations or warranties (collectively, the "Basket Exceptions") will not be subject to the limitations of the preceding sentence: the representations and warranties in Sections 4.3, 6.1(d) and 6.2(d) ("Brokers' and Finders' Fees"); the representations and warranties in Sections 4.5 ("Ownership of United Class B Stock"); the representations and warranties in Sections 4.2 (fifth sentence only and only as such sentence relates to (1) the certificates or articles of incorporation and bylaws of the Liberty Parties and (2) Delaware Law), 6.1(c)(ii) (second sentence only and only as such sentence relates to (1) the certificate of incorporation and bylaws of United, (2) Delaware law and (3) any Contract evidencing or securing any outstanding indebtedness of United or any of its Subsidiaries or pursuant to which any such outstanding indebtedness was incurred) and 6.2(c)(ii) ("Consents and No Conflicts"); the representations and warranties in Sections 4.4, 6.1(e) and 6.2(e) ("Legal Proceedings"); the representations and warranties in Sections 6.1(k) ("Contracts and Commitments") (last sentence only) and 6.2(j) ("Contracts; No Breach"); the representations and warranties in Section 6.1(f)(iv) ("United A/P"); the representations and warranties in Sections 6.1(o) and 6.2(k) ("Section 203 and Similar Laws"); the representations and warranties in the eighth sentence of Section 6.2(b)(i), that the shares of New United stock to be issued pursuant to this Agreement and the other Transaction Documents have been duly authorized and when issued will be validly issued, fully paid, nonassessable and free of preemptive rights and Liens and Restrictions; the representations and warranties in Section 6.1(j)(ix) ("Taxes"); the representations and warranties in Section 4.7 ("Belmarken Notes"); the representations and warranties in Section 4.11 ("Liberty UPC Bonds"); and the representations and warranties in Sections 6.2(g)(iii) with respect to the absence of New United liabilities. In the event of any inaccuracy in or any breach of any representation or warranty in this Agreement or in any certificate delivered pursuant hereto, if such representation or warranty contains a materiality qualifier (including without limitation a reference to a Material Adverse Effect, a Material Adverse Change, a Liberty Material Adverse Effect, a New United Material Adverse Effect or a United Material Adverse Effect) then such materiality qualifier shall be considered for purposes of determining whether there has been any inaccuracy or breach subject to indemnification under this Article XV, but such materiality qualifier shall not be considered for purposes of determining whether any claim pursuant to this Article XV equals or exceeds the monetary thresholds set forth in clauses (a) and (b) above.

15.7 Insurance Proceeds. The amount that any party may be required to pay to another party pursuant to this Article XV shall be reduced (retroactively, if necessary) by any insurance proceeds or refunds actually recovered by or on behalf of the applicable Indemnified Party in reduction of the related Losses and Claims. If an Indemnified Party shall have received the payment required by this Article XV from the Indemnifying Party in respect of Losses and Claims and shall subsequently receive insurance proceeds in respect of such Losses and Claims, then the Indemnified Party shall promptly repay to the Indemnifying Party a sum equal to the amount of such insurance proceeds or refunds actually received, net of costs and expenses, but not exceeding the amount paid by the Indemnifying Party in respect of such Losses and Claims.

15.8 Exclusive Monetary Remedy; No Consequential Damages. The parties hereto hereby acknowledge and agree that their sole and exclusive remedy for monetary damages with respect to any and all claims relating to the subject matter of this Agreement (except damages resulting from the commission of fraud with respect to the subject matter of this Agreement) shall be pursuant to the indemnification provisions set forth in Articles XIII and XV; provided, however, that nothing in this Section 15.8 shall limit in any way the availability of specific performance, injunctive relief or other equitable remedies to which a party may otherwise be entitled. In no event shall any party hereto be liable to another party hereto for such other party's lost profits, lost revenues or other indirect or consequential damages.

                                  ARTICLE XVI

                            TERMINATION OF AGREEMENT

16.1 Termination. This Agreement may be terminated and the transactions contemplated hereby and by the other Transaction Documents abandoned at any time prior to the Closing (i) by the mutual written consent of United and Liberty,
(ii) by Liberty if United shall not have obtained the Exchange Ratio Fairness Opinion and the Indenture Fairness Opinion on or before December 15, 2001, or
(iii) by either United or Liberty by giving written notice of termination to the other if the Closing shall not have occurred on or before February 28, 2002; provided, however, that (A) if the United Stockholders Meeting has not been held on or before February 28, 2002, but (1) the United Stockholders Meeting is scheduled to occur on or before March 29, 2002 and (2) the Proxy Statement was mailed to United's Stockholders on or before February 14, 2002, then such date shall be extended to March 29, 2002, (B) if the Closing has not occurred solely because a "Default" or "Event of Default" within the meaning of the Senior Secured Indenture shall have occurred and be continuing (other than any "Event of Default" within the meaning of Sections 6.1(a), 6.1(b), 6.1(e) or 6.1(h) of the Senior Secured Indenture) and, as a result of the continuance of such "Default" or "Event of Default," the condition to closing set forth in Section
11.1 (insofar as it relates to Section 6.1(c)(ii)(z)) shall not have been satisfied, such "Default" or "Event of Default" is of a type that is amenable to cure without violation of the terms of this Agreement and United is, and has been since becoming aware of such "Default" or "Event of Default," vigorously pursuing the cure of such "Default" or "Event of Default," such date shall be extended once to the earliest of (1) April 13, 2002 and (2) 14 days from the date that, but for the occurrence or continuance of such "Default" or "Event of Default," all of the conditions to Closing (except for the delivery of consideration, instruments, certificates and opinions to be delivered at the Closing) were or could have been satisfied, and (C) if the Closing shall not have occurred on or before February 28, 2002 solely because an "Acceleration Notice" has been given (and not rescinded) pursuant to Section 6.2 of the Senior Secured Indenture, and as a result the condition to Closing set forth in Section
11.9 has not been satisfied, but United is vigorously contesting such Acceleration Notice in an appropriate legal forum in good faith, then such date shall be extended to the earliest of (1) April 29, 2002, (2) such date that United is no longer vigorously contesting such Acceleration Notice in an appropriate legal forum in good faith and (3) such date that such Acceleration Notice is rescinded; provided further, however, that the right to terminate this Agreement under clause (iii) shall not be available to United, on the one hand, or Liberty, on the other hand, if the failure of the Closing to occur prior to such date was a result of, in the case of United, any breach by United or any of its Affiliates or, in the case of Liberty, any breach by any Liberty Party or any of its Affiliates, of any of the representations, warranties, covenants or agreements of such Person contained herein or in the other Transaction Documents.

16.2 Limitation of Liabilities in the Event of Termination. In the event of any termination of this Agreement pursuant to Section 16.1, this Agreement shall forthwith become wholly void and of no further force and effect and there shall be no liability on the part of any of the parties hereto or their respective Affiliates, officers or directors by reason hereof except (i) that the provisions of Sections 2.3(a)(i) (proviso only), 7.14(b), 7.14(c), 7.14(d), this
Section 16.2, Section 16.3 and Article XVII shall survive the termination of this Agreement, and (ii) nothing herein shall relieve any party hereto from liability for any breach by it or any of its Affiliates of any of its or their representations, warranties, covenants or agreements made herein or in the other Transaction Documents.

16.3 Stockholder Arrangements. In the event of any termination of this Agreement pursuant to Section 16.1, Liberty, United and the Founders will in good faith negotiate agreements providing for stockholder and standstill obligations and containing terms substantially similar to those provided for in the forms of Stockholders Agreement and Standstill Agreement included as exhibits to this Agreement, provided that (a) the "Maximum Percentage" or similar provision in such agreements shall be computed in a manner consistent with the methodology set forth in Section 7.23(c) hereof, (b) the Note Shares and any shares of United Class A Stock acquired by Liberty and its Controlled Affiliates in reliance on clause (a)(iii) of the definition of "Maximum Percentage" shall not, pursuant to such agreements, be exchangeable into shares of United Class B Stock as provided in Section 10(a) of the Stockholders Agreement.

                                  ARTICLE XVII

                                 MISCELLANEOUS

17.1 Expenses. Except as set forth specifically herein, each party hereto shall pay its own expenses (including fees and expenses of legal counsel, investment bankers, brokers or other representatives or consultants) in connection with the transactions contemplated hereby (whether or not such transactions are consummated). United shall pay, or cause to be paid, (a) all filing fees in connection with any filings under the HSR Act required to be made by Schneider or by Liberty Media or any of its subsidiaries and (b) all filing fees and other costs and expenses of any kind whatsoever (including fees and expenses of counsel) in connection with obtaining or making any consents, approvals or waivers of, notices to or filings with any third parties or Governmental Authorities that are required to be obtained or made as a result of the Closing occurring on any date after November 30, 2001. In the event of any proceeding to enforce this Agreement, the prevailing party shall be entitled to receive from the losing party all reasonable costs and expenses, including the reasonable fees of attorneys, accountants and other experts, incurred by the prevailing party in investigating and prosecuting (or defending) such action at trial or upon any appeal.

17.2 Entire Agreement; Release. This Agreement (together with the Schedules and Exhibits annexed hereto) and the other Transaction Documents contain, and are intended as, a complete statement of all of the terms of the agreements among the parties and their respective Affiliates with respect to the matters provided for herein and therein, and, whether or not the Closing occurs, supersede and discharge any previous agreements and understandings between the parties with respect to those matters, including, the Letter Agreement and the August 1999 Agreement; provided, however, that the letter agreement, dated September 18, 2000, between United and Liberty Media (the "September 18 Letter Agreement") shall survive the execution hereof in accordance with its terms, except that (a) references therein to the "June 2000 Agreement" shall be deemed to refer to the Letter Agreement and the reference in the third paragraph thereof to the "Sum of the Parts" method set forth in paragraph 5 of Exhibit A to the "June 2000 Agreement" shall instead be deemed to refer to the Sum-of-the-Parts method described in paragraph 5 of the Letter Agreement, and
(b) the September 18 Letter Agreement shall terminate immediately upon the occurrence of the Closing. Each of United, on the one hand, and Liberty and LMI, on the other hand, furthermore, hereby releases and forever discharges each other party and their respective Affiliates of and from any and all claims, causes of action and liabilities of any kind whatsoever, now existing or hereafter arising, whether known or unknown, that arise out of or in any way relate to the Letter Agreement, its inducement, its negotiation, the negotiation of definitive documents to consummate the transactions contemplated by it or its alleged non-performance, including, without limitation, claims for fraud, misrepresentation, non-disclosure, promissory estoppel, equitable estoppel, breach of express contract, breach of implied contract or breach of the covenant of good faith and fair dealing.

17.3 Governing Law; Waiver of Jury Trial, Etc. This Agreement shall be governed by and construed in accordance with the laws of the State of Colorado applied to contracts made and wholly performed in such State, without regard to principles governing conflicts of law, except to the extent that the United/New United Merger and the Founder Newco Mergers are necessarily governed by the laws of the State of Delaware. Each of the parties (a) will submit itself to the non-exclusive jurisdiction of any federal court located in the State of Colorado or any Colorado state court having subject matter jurisdiction in the event any dispute arises out of this Agreement, (b) agrees that venue will be proper as to any proceeding brought in any such court with respect to such a dispute, (c) will not attempt to deny or defeat such personal jurisdiction or venue by motion or other request for leave from any such court and (d) WAIVES ANY RIGHT TO A TRIAL BY JURY in any proceeding brought with respect to this Agreement or the transactions contemplated hereby.

17.4 Headings. The table of contents and article and section headings of this Agreement are for reference purposes only and are to be given no effect in the construction or interpretation of this Agreement.

17.5 Notices. All notices and other communications hereunder shall be in writing and shall be delivered personally, telecopied (if receipt of which is confirmed by the person to whom sent), sent by nationally recognized overnight delivery service or mailed by registered or certified mail (if return receipt is requested) to the parties at the following addresses (or to such other Person or address for a party as shall be specified by such party by like notice) (notice shall be deemed given upon receipt, if delivered personally, by overnight delivery service or by telecopy, or on the third Business Day following mailing, if mailed, except that notice of a change of address shall not be deemed given until actually received):

     (a)  If to any Liberty Party, to it at:

           12300 Liberty Boulevard
           Englewood, Colorado 80112
           Attention: Elizabeth M. Markowski
           Telephone: (720) 875-6209
           Telecopier: (720) 875-5858

        with copies to:

           Baker Botts L.L.P.
           599 Lexington Avenue
           New York, New York 10022
           Attention: Robert W. Murray Jr.
           Telephone: (212) 705-5000
           Telecopier: (212) 705-5125

           and

           Sherman & Howard
           633 17th Street, Suite 3000
           Denver, Colorado 80202
           Attention: Amy L. Hirter
           Telephone: (303) 297-2900
           Telecopier: (303) 298-0940

     (b)  If to the Founders, to:

           Gene Schneider
           c/o UnitedGlobalCom, Inc.
           4643 South Ulster Street, #1300
           Denver, Colorado 80237
           Attention: General Counsel
           Telephone: (303) 770-4001
           Telecopier: (303) 220-3117

     (c) If to any of United, New United or United/New United Merger Sub, to such party at:

           4643 South Ulster Street, #1300
           Denver, Colorado 80237
           Attention: General Counsel
           Telephone: (303) 770-4001
           Telecopier: (303) 220-3117

        with a copy to:

           Holme Roberts & Owen LLP
           1700 Lincoln Street
           Suite 4100
           Denver, Colorado 80203
           Attention: W. Dean Salter
           Telephone: (303) 861-7000
           Telecopier: (303) 861-0200

17.6 Separability. If at any time any of the covenants or provisions contained herein shall be deemed invalid or unenforceable by the laws of the jurisdiction wherein it is to be enforced, such covenants or provisions shall be considered divisible as to such portion and such covenants or provisions shall become and be immediately amended and reformed to include only such covenants or provisions as are enforceable by the court or other body having jurisdiction of this Agreement; and the parties agree that such covenants or provisions, as so amended and reformed, shall be valid and binding as though the invalid or unenforceable portion had not been included herein.

17.7 Amendment; Waiver. No provision of this Agreement may be amended or modified except by an instrument or instruments in writing signed by the parties hereto. Any party may waive compliance by another with any of the provisions of this Agreement. No waiver of any provision hereof shall be construed as a waiver of any other provision. Any waiver must be in writing.

17.8 Publicity. Except as required by law or regulation or the requirements of The Nasdaq Stock Market or The New York Stock Exchange, no public disclosure or publicity concerning the subject matter hereof or the transactions contemplated hereby or by the other Transaction Documents will be made without the prior approval of Liberty and United.

17.9 Assignment and Binding Effect. Except as contemplated by Sections 2.2(f) and 7.2, none of the parties hereto may assign any of its rights or delegate any of its duties under this Agreement without the prior written consent of (i) United or, following the United/New United Merger, New United, in the case of any Liberty Party, and (ii) Liberty, in the case of any Founder, United or New United. All of the terms and provisions of this Agreement shall be binding on, and shall inure to the benefit of, the respective successors and permitted assigns of the parties.

17.10 No Benefit to Others. The representations, warranties, covenants and agreements contained in this Agreement are for the sole benefit of the parties hereto, their respective Affiliates, and the respective successors and assigns of the parties hereto and their respective Affiliates, and they shall not be construed as conferring and are not intended to confer any rights on any other Persons.

17.11 Counterparts. This Agreement may be executed by the parties hereto in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

17.12 Interpretation. As used herein, except as otherwise indicated herein or as the context may otherwise require, the words "include," "includes" and "including" are deemed to be followed by "without limitation" whether or not they are in fact followed by such words or words of like import; the words "hereof," "herein," "hereunder" and comparable terms refer to the entirety of this Agreement, including the Exhibits, Disclosure Schedules and other Schedules hereto, and not to any particular article, section or other subdivision hereof or Exhibit, Disclosure Schedule or Schedule hereto; the phrase "made available" means that the information referred to has been made available if requested by the party hereto to whom such information is to be made available; any pronoun shall include the corresponding masculine, feminine and neuter forms; the singular includes the plural and vice versa; references to any agreement or other document are to such agreement or document as amended and supplemented from time to time; references to any statute or regulation are to it as amended and supplemented from time to time, and to any corresponding provisions of successor statutes or regulations; references to "Article," "Section" or another subdivision or to an "Exhibit" or "Schedule" are to an article, section or subdivision hereof or an "Exhibit" or "Schedule" hereto; and all references to "the date hereof," "the date of this Agreement" or similar terms (but excluding references to the date of execution hereof) refer to the date first above written, notwithstanding that the parties may have executed this Agreement on a later date. In this Agreement, except as otherwise specifically provided, any reference to any event, change, condition or effect being "material" with respect to any Person or group of Persons means any material event, change, condition or effect related to the condition (financial or otherwise), properties, assets (including intangible assets), liabilities, business, operations, results of operations or prospects of such Person or group of Persons. In this Agreement, any reference to a "Material Adverse Change" or "Material Adverse Effect" with respect to any Person or group of Persons means any event, change or effect that is materially adverse to the condition (financial or otherwise), properties, assets, liabilities, business, operations, results of operations or prospects of such Person and its Subsidiaries, taken as a whole, except to the extent that such change, event or effect is attributable to or results from (i) changes affecting the securities or capital markets or economic conditions generally in the country or countries in which such Person or group of Persons conduct their businesses, (ii) changes affecting the industries in which such Person or group of Persons operate generally (as opposed to changes affecting any such Person or group of Persons specifically or predominantly), (iii) the effect of the public announcement of this Agreement or the pendency of the transactions contemplated hereby and by the other Transaction Documents, or (iv) changes in GAAP. In this Agreement, any reference to a party's "knowledge" means such party's actual knowledge after due inquiry of officers, directors and other key employees of such party reasonably believed to have knowledge of such matters. Any reference herein to a "day" or number of "days" (without the explicit qualification of "Business") shall be deemed to refer to a calendar day or number of calendar days. If any action or notice is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action or notice may be taken or given on the next succeeding Business Day.

17.13 Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

                                          UNITEDGLOBALCOM, INC.

                                          By:     /s/ MICHAEL T. FRIES
                                            ------------------------------------
                                          Name: Michael T. Fries
                                          Title:   President

                                          NEW UNITEDGLOBALCOM, INC.

                                          By:     /s/ MICHAEL T. FRIES
                                            ------------------------------------
                                          Name: Michael T. Fries
                                          Title:   President

                                          UNITED/NEW UNITED MERGER SUB, INC.

                                          By:     /s/ MICHAEL T. FRIES
                                            ------------------------------------
                                          Name: Michael T. Fries
                                          Title:   President

                                          LIBERTY MEDIA CORPORATION

                                          By:   /s/ ELIZABETH M. MARKOWSKI
                                              ----------------------------------
                                          Name: Elizabeth M. Markowski
                                          Title:   Sr. Vice President

                                          LIBERTY MEDIA INTERNATIONAL, INC.

                                          By:  /s/ ELIZABETH M. MARKOWSKI
                                            ------------------------------------
                                          Name: Elizabeth M. Markowski
                                          Title:   Sr. Vice President

                                          LIBERTY GLOBAL, INC.

                                          By:  /s/ ELIZABETH M. MARKOWSKI
                                            ------------------------------------
                                          Name: Elizabeth M. Markowski
                                          Title:   Sr. Vice President

                                          FOUNDERS:

                                                 /s/ GENE W. SCHNEIDER
                                          --------------------------------------
                                          Gene W. Schneider

                                          G. SCHNEIDER HOLDINGS, CO.

                                          By:     /s/ GENE W. SCHNEIDER
                                            ------------------------------------
                                            Gene W. Schneider
                                            General Partner

                                          THE GENE W. SCHNEIDER FAMILY TRUST

                                          By:      /s/ GENE W. SCHNEIDER
                                              ----------------------------------
                                            Tina M. Schneider Wildes, Trustee
                                            By Gene W. Schneider,
                                              Attorney-in-Fact

                                          By:     /s/ GENE W. SCHNEIDER
                                            ------------------------------------
                                            Carla G. Shankle, Trustee
                                            By Gene W. Schneider,
                                              Attorney-in-Fact

                                          By:     /s/ GENE W. SCHNEIDER
                                            ------------------------------------
                                            W. Dean Salter, Trustee
                                            By Gene W. Schneider,
                                              Attorney-in-Fact

                                          THE MLS FAMILY PARTNERSHIP LLLP

                                          By: THE NICOLE SCHNEIDER TRUST
                                            General Partner

                                          By:     /s/ GENE W. SCHNEIDER
                                            ------------------------------------
                                            Gene W. Schneider
                                            Trustee

                                          By:     /s/ GENE W. SCHNEIDER
                                            ------------------------------------
                                            John F. Riordan, Trustee
                                            By Gene W. Schneider,
                                              Attorney-in-Fact

                                                 /s/ MARK L. SCHNEIDER
                                          --------------------------------------
                                          Mark L. Schneider

                                          ROCHELLE LIMITED PARTNERSHIP

                                          By: CURTIS ROCHELLE TRUST
                                            GENERAL PARTNER

                                          By:    /s/ CURTIS W. ROCHELLE
                                            ------------------------------------
                                            Curtis W. Rochelle
                                            Trustee

                                          MARIAN H. ROCHELLE REVOCABLE TRUST

                                          By:    /s/ CURTIS W. ROCHELLE
                                            ------------------------------------
                                            Marian H. Rochelle, Trustee
                                            By Curtis W. Rochelle,
                                              Attorney-in-Fact

                                                /s/ CURTIS W. ROCHELLE
                                          --------------------------------------
                                          Curtis W. Rochelle

                                                /s/ CURTIS W. ROCHELLE
                                          --------------------------------------
                                          Marian H. Rochelle
                                          By Curtis W. Rochelle,
                                          Attorney-in-Fact

                                                /s/ CURTIS W. ROCHELLE
                                          --------------------------------------
                                          Jim Rochelle
                                          By Curtis W. Rochelle,
                                          Attorney-in-Fact

                                                /s/ CURTIS W. ROCHELLE
                                          --------------------------------------
                                          April Brimmer Kunz
                                          By Curtis W. Rochelle,
                                          Attorney-in-Fact

                                                /s/ CURTIS W. ROCHELLE
                                          --------------------------------------
                                          Kathleen Jaure
                                          By Curtis W. Rochelle,
                                          Attorney-in-Fact

                                                 /s/ ALBERT M. CAROLLO
                                          --------------------------------------
                                          Albert M. Carollo

                                          CAROLLO COMPANY

                                          By:     /s/ ALBERT M. CAROLLO
                                            ------------------------------------
                                            Albert M. Carollo
                                            General Partner

                                          ALBERT & CAROLYN COMPANY

                                          By:     /s/ ALBERT M. CAROLLO
                                            ------------------------------------
                                            Albert M. Carollo, Jr., Trustee
                                            By Albert M. Carollo,
                                              Attorney-in-Fact

                                          JAMES R. CAROLLO LIVING TRUST

                                          BY:     /s/ ALBERT M. CAROLLO
                                            ------------------------------------
                                            James R. Carollo, Trustee
                                            By Albert M. Carollo,
                                              Attorney-in-Fact

                                          JOHN B. CAROLLO LIVING TRUST

                                          By:     /s/ ALBERT M. CAROLLO
                                            ------------------------------------
                                            John B. Carollo, Trustee
                                            By Albert M. Carollo,
                                              Attorney-in-Fact

                                          THE FRIES FAMILY PARTNERSHIP LLLP

                                          By: THE AMBER L. FRIES TRUST
                                            GENERAL PARTNER

                                          By:     /s/ MICHAEL T. FRIES
                                            ------------------------------------
                                            William H. Hunscher, Jr., Trustee
                                            By Michael T. Fries,
                                              Attorney-in-Fact

                                                 /s/ MICHAEL T. FRIES
                                          --------------------------------------
                                          Michael T. Fries

                                                  /s/ TINA M. WILDES
                                          --------------------------------------
                                          Tina M. Wildes

                                                                EXHIBIT 2.1(b)-2

                                     BYLAWS

                                       OF

                           NEW UNITEDGLOBALCOM, INC.

                           Adopted             , 2002

                                INDEX TO BYLAWS
                                       OF
                           NEW UNITEDGLOBALCOM, INC.


SECTION                                                                             PAGE
-------                                                                             ----
ARTICLE I            OFFICES.....................................................   A-73
  SECTION 1.01       Business Offices............................................   A-73
  SECTION 1.02       Registered Office...........................................   A-73
ARTICLE II           STOCKHOLDERS................................................   A-73
  SECTION 2.01       Annual Meeting..............................................   A-73
  SECTION 2.02       Special Meetings............................................   A-73
  SECTION 2.03       Place of Meeting............................................   A-73
  SECTION 2.04       Notice of Meetings..........................................   A-73
  SECTION 2.05       Fixing Date for Determination of Stockholders of Record.....   A-74
  SECTION 2.06       Voting List.................................................   A-74
  SECTION 2.07       Proxies.....................................................   A-74
  SECTION 2.08       Quorum and Manner of Acting.................................   A-74
  SECTION 2.09       Nominations for the Election of Directors...................   A-75
  SECTION 2.10       Other Stockholder Proposals.................................   A-75
ARTICLE III          BOARD OF DIRECTORS..........................................   A-76
  SECTION 3.01       General Powers..............................................   A-76
  SECTION 3.02       Number, Tenure and Qualifications...........................   A-76
  SECTION 3.03       Resignation.................................................   A-76
  SECTION 3.04       Regular Meetings............................................   A-76
  SECTION 3.05       Special Meetings............................................   A-76
  SECTION 3.06       Meetings by Telephone.......................................   A-76
  SECTION 3.07       Notice of Meetings..........................................   A-76
  SECTION 3.08       Quorum and Manner of Acting.................................   A-77
  SECTION 3.09       Action Without a Meeting....................................   A-77
  SECTION 3.10       Executive and Other Committees..............................   A-77
  SECTION 3.11       Compensation................................................   A-77
  SECTION 3.12       Certain Actions.............................................   A-77
ARTICLE IV           OFFICERS....................................................   A-78
  SECTION 4.01       Number and Qualifications...................................   A-78
  SECTION 4.02       Election and Term of Office.................................   A-78
  SECTION 4.03       Compensation................................................   A-78
  SECTION 4.04       Resignation.................................................   A-78
  SECTION 4.05       Removal.....................................................   A-78
  SECTION 4.06       Vacancies...................................................   A-78
  SECTION 4.07       Authority and Duties........................................   A-78
  SECTION 4.08       Surety Bonds................................................   A-80
ARTICLE V            STOCK.......................................................   A-80
  SECTION 5.01       Issuance of Shares..........................................   A-80
  SECTION 5.02       Transfer of Shares..........................................   A-80
  SECTION 5.03       Registered Holders..........................................   A-80
  SECTION 5.04       Transfer Agents, Registrars and Paying Agents...............   A-80
ARTICLE VI           INDEMNIFICATION.............................................   A-80
  SECTION 6.01       Directors and Officers......................................   A-80
  SECTION 6.02       Employees and Other Agents..................................   A-81
  SECTION 6.03       Expenses....................................................   A-81
  SECTION 6.04       Enforcement.................................................   A-81

SECTION                                                                             PAGE
-------                                                                             ----
  SECTION 6.05       Non-Exclusivity of Rights...................................   A-82
  SECTION 6.06       Survival of Rights..........................................   A-82
  SECTION 6.07       Insurance...................................................   A-82
  SECTION 6.08       Amendments..................................................   A-82
  SECTION 6.09       Severability................................................   A-82
  SECTION 6.10       Certain Definitions.........................................   A-82
ARTICLE VII          MISCELLANEOUS...............................................   A-83
  SECTION 7.01       Waivers of Notice...........................................   A-83
  SECTION 7.02       Presumption of Assent.......................................   A-83
  SECTION 7.03       Voting of Securities by the Corporation.....................   A-83
  SECTION 7.04       Seal........................................................   A-83
  SECTION 7.05       Fiscal Year.................................................   A-83
  SECTION 7.06       Amendments..................................................   A-83

                                     BYLAWS
                                       OF
                           NEW UNITEDGLOBALCOM, INC.

                                   ARTICLE I

                                    OFFICES

SECTION 1.01 Business Offices. The corporation may have such offices, either within or outside Delaware, as the board of directors may from time to time determine or as the business of the corporation may require.

SECTION 1.02 Registered Office. The registered office of the corporation required by the Delaware General Corporation Law to be maintained in Delaware shall be as set forth in the certificate of incorporation, unless changed as provided by law.

                                   ARTICLE II

                                  STOCKHOLDERS

SECTION 2.01 Annual Meeting. An annual meeting of the stockholders shall be held on such date as may be determined by the board of directors, for the purpose of electing directors and for the transaction of such other business as may come before the meeting. If the day fixed for the annual meeting shall be a legal holiday, such meeting shall be held on the next succeeding business day. If the election of directors shall not be held on the day designated herein for any annual meeting of the stockholders, or at any adjournment thereof, the board of directors shall cause the election to be held at a meeting of the stockholders as soon thereafter as conveniently may be. Failure to hold an annual meeting as required by these bylaws shall not invalidate any action taken by the board of directors or officers of the corporation.

SECTION 2.02 Special Meetings. Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by law or the certificate of incorporation, may be called only by the board of directors pursuant to a resolution approved by the affirmative vote of a majority of the directors then in office, by the chairman of the board of directors or at the request of holders of Common Stock (as defined in the certificate of incorporation) representing a majority of the Total Voting Power (as defined in the certificate of incorporation) of the corporation. Such resolution of the board of directors or request by the holders of Common Stock shall state the purpose or purposes of the proposed meeting.

SECTION 2.03 Place of Meeting. Each meeting of the stockholders shall be held at such place, either within or outside Delaware, as may be designated in the notice of meeting, or, if no place is designated in the notice, at the principal office of the corporation.

SECTION 2.04 Notice of Meetings. Except as otherwise required by law, notice in writing or by electronic transmission of each meeting of the stockholders stating the place, day and hour of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be given, either personally (including delivery by private courier) or by first class, certified or registered mail, or by electronic transmission, to each stockholder of record entitled to notice of such meeting, not less than ten nor more than 60 days before the date of the meeting. Such notice shall be deemed to be given, if personally delivered, when delivered to the stockholder, and, if mailed, when deposited in the United States mail, postage prepaid, directed to the stockholder at his address as it appears on the records of the corporation, and if by electronic transmission, when posted on an electronic network or directed to the stockholder at an electronic mail address at which the stockholder has consented to receive notice. If notice of two consecutive annual meetings and all notices of meetings to any stockholder during the period between such two consecutive annual meetings, or all, and at least two, payments (if sent by first class mail) of dividends or interest on securities during a 12-month period, have been mailed or directed addressed to such person at his address as shown on the records of the corporation and have been returned undeliverable, the giving of such notice to such person shall not be required until another address for such person is delivered to the corporation. When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting the corporation may transact any business that might have been transacted at the original meeting. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting in accordance with the foregoing provisions of this Section 2.04.

SECTION 2.05 Fixing Date for Determination of Stockholders of Record. For the purpose of determining stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for any other lawful action, the board of directors may fix, in advance, a date as the record date for any such determination of stockholders, which date shall be not more than 60 nor less than ten days before the date of such meeting, and not more than 60 days prior to any other action. If no record date is fixed then the record date shall be, for determining stockholders entitled to notice of or to vote at a meeting of stockholders, the close of business on the day next preceding the day on which notice is given, or, if notice is waived, the close of business on the day next preceding the day on which the meeting is held, or, for determining stockholders for any other purpose, the close of business on the day on which the board of directors adopts the resolution relating thereto. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the board of directors may fix a new record date for the adjourned meeting.

SECTION 2.06 Voting List. The officer who has charge of the stock ledger of the corporation shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Nothing contained in this Section 2.06 shall require the corporation to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, for a period of at least ten days prior to the meeting, either (a) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (b) during ordinary business hours, at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. In the event that the corporation determines to make the list available on an electronic network, the corporation may take reasonable steps to ensure that such information is available only to stockholders of the corporation. If the meeting is to be held at a place, the list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting.

SECTION 2.07 Proxies. Each stockholder entitled to vote at a meeting of stockholders may authorize another person or persons to act for him by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.

SECTION 2.08 Quorum and Manner of Acting. At all meetings of stockholders, a majority of the combined voting power of the outstanding shares of the corporation entitled to vote, represented in person or by proxy, shall constitute a quorum. If a quorum is present, the affirmative vote of a majority of the votes held by shares represented at a meeting at which a quorum is present and entitled to vote on the subject matter shall be the act of the stockholders, unless the vote of a greater proportion or number or voting by classes is otherwise required by law, the certificate of incorporation or these bylaws. In the absence of a quorum, a majority of the shares so represented may adjourn the meeting from time to time in accordance with Section 2.04, until a quorum shall be present or represented.

SECTION 2.09 Nominations for the Election of Directors. Except as otherwise provided in the certificate of incorporation with respect to Class C Directors (as defined in certificate of incorporation), nominations for election to the board of directors must be made by the board of directors or by a committee appointed by the board of directors for such purpose or by any stockholder of any outstanding class of capital stock of the corporation entitled to vote for the election of directors. Except as otherwise provided in the certificate of incorporation with respect to Class C Directors (as defined in certificate of incorporation), nominations by stockholders must be preceded by timely notification in writing to the secretary of the corporation. To be timely, a stockholder's notice shall be delivered to the secretary at the principal executive offices of the corporation not later than the close of business on the ninetieth (90th) day nor earlier than the close of business on the one hundred twentieth (120th) day prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is advanced more than thirty (30) days prior to or delayed by more than thirty (30) days after the anniversary of the preceding year's annual meeting, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the one hundred twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of the ninetieth
(90th) day prior to such annual meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made. Such notification shall contain the written consent of each proposed nominee to serve as a director if so elected and the following information as to each proposed nominee and as to each person, acting alone or in conjunction with one or more other persons as a partnership, limited partnership, syndicate or other group, who participates or is expected to participate in making such nomination or in organizing, directing or financing such nomination or solicitation of proxies to vote for the nominee:

     (a) the name, age, residence address, and business address of each proposed nominee and of each such person;

     (b) the principal occupation or employment, the name, type of business and address of the corporation or other organization in which such employment is carried on of each proposed nominee and of each such person;

     (c) the amount of stock of the corporation owned beneficially, either directly or indirectly, by each proposed nominee and each such person; and

     (d) a description of any arrangement or understanding of each proposed nominee and of each such person with each other or any other person regarding future employment or any future transaction to which the corporation will or may be a party.

The presiding officer of the meeting shall have the authority to determine and declare to the meeting that a nomination not preceded by notification made in accordance with the foregoing procedure shall be disregarded.

SECTION 2.10 Other Stockholder Proposals. For business other than the nomination for election of directors to be properly brought before any meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the secretary of the corporation. To be timely, a stockholder's notice shall be delivered to the secretary at the principal executive offices of the corporation not later than the close of business on the ninetieth (90th) day nor earlier than the close of business on the one hundred twentieth (120th) day prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is advanced more than thirty (30) days prior to or delayed by more than thirty (30) days after the anniversary of the preceding year's annual meeting, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the one hundred twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made. A stockholder's notice to the secretary shall set forth as to each matter the stockholder proposes to bring before the meeting:

     (a) a brief description of the business desired to be brought before the meeting and the reasons for conducting such business at the meeting;

     (b) the name and address, as they appear on the corporation's books, of the stockholder proposing such business, and the name and address of the beneficial owner, if any, on whose behalf the proposal is made;

     (c) the class and number of shares of the corporation which are owned beneficially and of record by such stockholder of record and by the beneficial owner, if any, on whose behalf of the proposal is made; and

     (d) any material interest of such stockholder of record and the beneficial owner, if any, on whose behalf the proposal is made in such business.

                                  ARTICLE III

                               BOARD OF DIRECTORS

SECTION 3.01 General Powers. The business and affairs of the corporation shall be managed by or under the direction of its board of directors, except as otherwise provided in the Delaware General Corporation Law or the certificate of incorporation.

SECTION 3.02 Number, Tenure and Qualifications. The number of directors of the corporation shall be as set forth in the certificate of incorporation. The board of directors shall be divided as evenly as possible into three classes as provided in the certificate of incorporation. At each annual meeting of stockholders, the successors of the class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual meeting of stockholders held in the third year following the year of their election. Each director shall hold office until his successor shall have been elected and qualified or until his earlier death, resignation or removal. Directors need not be residents of Delaware or stockholders of the corporation.

SECTION 3.03 Resignation. Any director may resign at any time by giving notice to the corporation in writing or by electronic transmission. A director's resignation shall take effect upon receipt or, if a different time of effectiveness is specified therein, at the time specified therein. Unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

SECTION 3.04 Regular Meetings. A regular meeting of the board of directors shall be held immediately after and at the same place as the annual meeting of stockholders, or as soon thereafter as conveniently may be, at the time and place, either within or without Delaware, determined by the board, for the purpose of electing officers and for the transaction of such other business as may come before the meeting. Failure to hold such a meeting, however, shall not invalidate any action taken by any officer then or thereafter in office. The board of directors may provide by resolution the time and place, either within or outside Delaware, for the holding of additional regular meetings without other notice than such resolution.

SECTION 3.05 Special Meetings. Special meetings of the board of directors may be called only by the chief executive officer or any member of the board of directors. Any such special meeting may take place at any convenient place, either within or outside Delaware.

SECTION 3.06 Meetings by Telephone. Unless otherwise restricted by the certificate of incorporation, members of the board of directors may participate in a meeting of such board by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting in such manner shall constitute presence in person at the meeting.

SECTION 3.07 Notice of Meetings. Notice of each meeting of the board of directors (except those regular meetings for which notice is not required) stating the place, day and hour of the meeting shall be given to each director at least five days prior thereto by the mailing of written notice by first class, certified or registered mail, or at least two days prior thereto by personal delivery (including delivery by private courier) of written notice or by telephone, telegram, telex, cablegram or other similar method, except that in the case of a meeting to be held pursuant to Section 3.06 notice may be given by telephone one day prior thereto. The method of notice need not be the same to each director. Notice shall be deemed to be given when deposited in the United States mail, with postage thereon prepaid, addressed to the director at his business or residence address, when delivered or communicated to the director or when the telegram, telex, cablegram or other form of notice is personally delivered to the director or delivered to the last address of the director furnished by him to the corporation for such purpose. Neither the business to be transacted at nor the purpose of any meeting of the board of directors need be specified in the notice or waiver of notice of such meeting.

SECTION 3.08 Quorum and Manner of Acting. Except as otherwise may be required by law, the certificate of incorporation (including, without limitation, paragraph (b) of Article Fifth thereof) or these bylaws, a majority of the number of directors fixed in accordance with these bylaws, present in person, shall constitute a quorum for the transaction of business at any meeting of the board of directors, and the vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the board of directors. If less than a quorum is present at a meeting, the directors present may adjourn the meeting from time to time without further notice other than announcement at the meeting, until a quorum shall be present. No director may vote or act by proxy or power of attorney at any meeting of the board of directors.

SECTION 3.09 Action Without a Meeting. Any action required or permitted to be taken at any meeting of the board of directors or of any committee thereof may be taken without a meeting, without prior notice and without a vote, if all members of the board or committee, as the case may be, consent thereto in writing or by electronic transmission and the writing or writings or electronic transmission or transmissions are filed with the minutes of the proceedings of the board or committee, as the case may be.

SECTION 3.10  Executive and Other Committees.

     (a) The board of directors may designate one or more committees, each committee to consist of one or more of the directors of the corporation. The board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the board of directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the board of directors, shall have and may exercise all the powers and authority of the board of directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to the following matters:
     (a) approving or adopting, or recommending to the stockholders, any action or matter expressly required by the Delaware General Corporation Law to be submitted to stockholders for approval or (b) adopting, amending or repealing any bylaw of the corporation. The delegation of authority to any committee shall not operate to relieve the board of directors or any member of the board from any responsibility imposed by law. Subject to the foregoing, the board of directors may provide such powers, limitations and procedures for such committees as the board deems advisable. To the extent the board of directors does not establish other procedures, each committee shall be governed by the procedures set forth in Sections 3.04 (except as they relate to an annual meeting), 3.05 through 3.09 and 7.01 and 7.02 as if the committee were the board of directors. Each committee shall keep regular minutes of its meetings, which shall be reported to the board of directors when required and submitted to the secretary of the corporation for inclusion in the corporate records.

SECTION 3.11 Compensation. Unless otherwise restricted by the certificate of incorporation, the board of directors shall have the authority to fix the compensation of directors. The directors may be paid their expenses, if any, of attendance at each meeting of the board of directors and each meeting of any committee of the board of which he is a member and may be paid a fixed sum for attendance at each such meeting or a stated salary or both a fixed sum and a stated salary. No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

SECTION 3.12 Certain Actions. The corporation shall not, and shall not agree or commit to, and shall not permit any of its direct or indirect subsidiaries to or agree or commit to, effect any transaction, or series of related transactions, that involves (a) the issuance, delivery or payment of any consideration (whether through the payment of cash, the issuance or delivery of any securities, the transfer of assets or otherwise) by the corporation and any of its direct or indirect subsidiaries having an aggregate fair market value in excess of $10 million or (b) the incurrence, guarantee or assumption by the corporation or any of its direct or indirect subsidiaries of any liabilities, commitments or obligations, whether absolute, accrued, fixed, contingent or otherwise, in an aggregate amount in excess of $10 million unless such transaction, or series of related transactions, has first been reviewed and approved by (x) the board of directors or (y) a committee of the board of directors to which the board of directors has specifically delegated authority with respect to such transaction or series of related transactions.

                                   ARTICLE IV

                                    OFFICERS

SECTION 4.01 Number and Qualifications. The officers of the corporation shall consist of a chairman of the board, chief executive officer, a president, a chief operating officer, a chief financial officer, a secretary and such other officers, including a vice-chairman or vice-chairmen of the board, one or more vice-presidents, a treasurer and a controller, as may from time to time be elected or appointed by the board. In addition, the board of directors or the chief executive officer may elect or appoint such assistant and other subordinate officers, including assistant vice-presidents, assistant secretaries and assistant treasurers, as it or he shall deem necessary or appropriate. Any number of offices may be held by the same person, except that no person may simultaneously hold the offices of president and secretary.

SECTION 4.02 Election and Term of Office. Except as provided in the certificate of incorporation and Sections 4.01 and 4.06 of these bylaws, the officers of the corporation shall be elected by the board of directors annually at the first meeting of the board held after each annual meeting of the stockholders as provided in Section 3.04. If the election of officers shall not be held as provided herein, such election shall be held as soon thereafter as may be convenient. Each officer shall hold office until his successor shall have been duly elected and shall have qualified or until the expiration of his term in office if elected or appointed for a specified period of time or until his earlier death, resignation or removal.

SECTION 4.03 Compensation. Officers shall receive such compensation for their services as may be authorized or ratified by the board of directors and no officer shall be prevented from receiving compensation by reason of the fact that he is also a director of the corporation. Election or appointment as an officer shall not of itself create a contract or other right to compensation for services performed by such officer.

SECTION 4.04 Resignation. Any officer may resign at any time, subject to any rights or obligations under any existing contracts between the officer and the corporation, by giving notice to the corporation in writing or by electronic transmission. An officer's resignation shall take effect upon receipt or, if a different time of effectiveness is specified therein, at the time stated therein. Unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

SECTION 4.05 Removal. Unless otherwise provided in the certificate of incorporation, any officer may be removed at any time by the board of directors, or, in the case of assistant and other subordinate officers, by the chief executive officer, whenever in its or his judgment, as the case may be, the best interests of the corporation will be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Election or appointment of an officer shall not in itself create contract rights.

SECTION 4.06 Vacancies. Except as otherwise provided in the certificate of incorporation, a vacancy occurring in any office by death, resignation, removal or otherwise may be filled by the board of directors or the chief executive officer.

SECTION 4.07 Authority and Duties. The officers of the corporation shall have the authority and shall exercise the powers and perform the duties specified below and as may be additionally specified by the chief executive officer, the board of directors or these bylaws (and in all cases where the duties of any officer are not prescribed by the bylaws or the board of directors, such officer shall follow the orders and instructions of the chief executive officer), except that in any event each officer shall exercise such powers and perform such duties as may be required by law:

     (a) Chairman of the Board. The chairman of the board, who shall be elected from among the directors, shall preside at all meetings of the corporation's stockholders and board of directors and perform such other duties as may be assigned to him from time to time by the board of directors.

     (b) Chief Executive Officer. The chief executive officer shall, subject to the direction and supervision of the board of directors, (i) have general and active control of the affairs of the corporation and general supervision of its officers, agents and employees; (ii) in the absence of the chairman of the board, preside at all meetings of the stockholders and the board of directors; (iii) see that all orders and resolutions of the board of directors are carried into effect; and (iv) perform all other duties incident to the office of chief executive officer and as from time to time may be assigned to him by the board if directors.

     (c) President. The president shall, subject to the direction and supervision of the board of directors, perform all duties incident to the office of president and as from time to time may be assigned to him by the board of directors. At the request of the chief executive officer or in his absence or in the event of his inability or refusal to act, the president shall perform the duties of the chief executive officer, and when so acting shall have all the powers and be subject to all the restrictions of the chief executive officer.

     (d) Chief Operating Officer. The chief operating officer shall, subject to the direction and supervision of the board of directors, supervise the day to day operations of the corporation and perform all other duties incident to the office of chief operating officer as from time to time may be assigned to him by the chairman of the board, the board of directors or the chief executive officer. At the request of the president, or in his absence or inability or refusal to act, the chief operating officer shall perform the duties of the president, and when so acting shall have all the power of and be subject to all the restrictions upon the president.

     (e) Chief Financial Officer. The chief financial officer shall: (i) be the principal financial officer and treasurer of the corporation and have the care and custody of all funds, securities, evidences of indebtedness and other personal property of the corporation and deposit the same in accordance with the instructions of the board of directors; (ii) receive and give receipts and acquittances for moneys paid in on account of the corporation, and pay out of the funds on hand all bills, payrolls and other just debts of the corporation of whatever nature upon maturity; (iii) unless there is a controller, be the principal accounting officer of the corporation and as such prescribe and maintain the methods and systems of accounting to be followed, keep complete books and records of account, prepare and file all local, state and federal tax returns, prescribe and maintain an adequate system of internal audit and prepare and furnish to the chief executive officer and the board of directors statements of account showing the financial position of the corporation and the results of its operations; (iv) upon request of the board, make such reports to it as may be required at any time; and (v) perform all other duties incident to the office of chief financial officer and treasurer and such other duties as from time to time may be assigned to him by the board of directors or by the chief executive officer. Assistant treasurers, if any, shall have the same powers and duties, subject to the supervision by the chief financial officer. If there is no chief financial officer, these duties shall be performed by the secretary or chief executive officer or other person appointed by the board of directors.

     (f) Vice-Presidents. The vice-president, if any (or if there is more than one then each vice-president), shall assist the chief executive officer and shall perform such duties as may be assigned to him by the chief executive officer or the board of directors. Assistant vice presidents, if any, shall have such powers and perform such duties as may be assigned to them by the chief executive officer or by the board of directors.

     (g) Secretary. The secretary shall: (i) keep the minutes of the proceedings of the stockholders, the board of directors and any committees of the board; (ii) see that all notices are duly given in accordance with the provisions of these bylaws or as required by law; (iii) be custodian of the corporate records and of the seal of the corporation; (iv) keep at the corporation's registered office or principal place of business within or outside Delaware a record containing the names and addresses of all stockholders and the number and class of shares held by each, unless such a record shall be kept at the office of the corporation's transfer agent or registrar; (v) have general charge of the stock books of the corporation, unless the corporation has a transfer agent; and (vi) in general, perform all duties incident to the office of secretary and such other duties as from time to time may be assigned to him by chief executive officer or the board of directors. Assistant secretaries, if any, shall have the same duties and powers, subject to supervision by the secretary.

SECTION 4.08 Surety Bonds. The board of directors may require any officer or agent of the corporation to execute to the corporation a bond in such sums and with such sureties as shall be satisfactory to the board, conditioned upon the faithful performance of his duties and for the restoration to the corporation of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the corporation.

                                   ARTICLE V

                                     STOCK

SECTION 5.01 Issuance of Shares. The issuance or sale by the corporation of any shares of its authorized capital stock of any class, including treasury shares, shall be made only upon authorization by the board of directors, except as otherwise may be provided by law. Every issuance of shares shall be recorded on the books of the corporation maintained for such purpose by or on behalf of the corporation.

SECTION 5.02 Transfer of Shares. Upon presentation and surrender to the corporation or to a transfer agent of the corporation of a certificate of stock duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, payment of all transfer taxes, if any, and the satisfaction of any other requirements of law, including inquiry into and discharge of any adverse claims of which the corporation has notice, the corporation or the transfer agent shall issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction on the books maintained for such purpose by or on behalf of the corporation. No transfer of shares shall be effective until it has been entered on such books. The corporation or a transfer agent of the corporation may require a signature guaranty or other reasonable evidence that any signature is genuine and effective before making any transfer. Transfers of uncertificated shares shall be made in accordance with applicable provisions of law.

SECTION 5.03 Registered Holders. The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

SECTION 5.04 Transfer Agents, Registrars and Paying Agents. The board of directors may at its discretion appoint one or more transfer agents, registrars and agents for making payment upon any class of stock, bond, debenture or other security of the corporation. Such agents and registrars may be located either within or outside Delaware. They shall have such rights and duties and shall be entitled to such compensation as may be agreed.

                                   ARTICLE VI

                                INDEMNIFICATION

SECTION 6.01 Directors and Officers. The corporation shall indemnify its directors and officers to the fullest extent not prohibited by the Delaware General Corporation Law or any other applicable law; provided, however, that the corporation may modify the extent of such indemnification by individual contracts with its directors and officers; and, provided, further, that the corporation shall not be required to indemnify any director or officer in connection with any proceeding (or part thereof) initiated by such person unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the corporation, (iii) such indemnification is provided by the corporation, in its sole discretion, pursuant to the powers vested in the corporation under the Delaware General Corporation Law or any other applicable law or (iv) such indemnification is required to be made under Section 6.04.

SECTION 6.02 Employees and Other Agents. The corporation shall have power to indemnify its employees and other agents as set forth in the Delaware General Corporation Law or any other applicable law. The Board of Directors shall have the power to delegate the determination of whether indemnification shall be given to any such person to such officers or other persons as the Board of Directors shall determine.

SECTION 6.03  Expenses.

     (a) The corporation shall advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any director or officer in connection with such proceeding upon receipt of an undertaking by or on behalf of such person to repay said amounts if it should be determined ultimately that such person is not entitled to be indemnified under this Article VI or otherwise.

     (b)  Notwithstanding the foregoing, unless otherwise determined pursuant to
     Section 6.05, no advance shall be made by the corporation to an officer of the corporation (except by reason of the fact that such officer is or was a director of the corporation, in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to the proceeding, or (ii) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the corporation.

SECTION 6.04 Enforcement. Without the necessity of entering into an express contract, all rights to indemnification and advances to directors and officers under this Article VI shall be deemed to be contractual rights and be effective to the same extent and as if provided for in a contract between the corporation and the director or officer. Any right to indemnification or advances granted by this Article VI to a director or officer shall be enforceable by or on behalf of the person holding such right in any court of competent jurisdiction if (i) the claim for indemnification or advances is denied, in whole or in part, or (ii) no disposition of such claim is made within ninety (90) days of request therefor. The claimant in such enforcement action, if successful in whole or in part, shall be entitled to be paid also the expense of prosecuting his claim. In connection with any claim for indemnification, the corporation shall be entitled to raise as a defense to any such action that the claimant has not met the standards of conduct that make it permissible under the Delaware General Corporation Law or any other applicable law for the corporation to indemnify the claimant for the amount claimed. In connection with any claim by an officer of the corporation (except in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such officer is or was a director of the corporation) for advances, the corporation shall be entitled to raise a defense as to any such action clear and convincing evidence that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the corporation, or with respect to any criminal action or proceeding that such person acted without reasonable cause to believe that his conduct was lawful. Neither the failure of the corporation (including its Board of Directors, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he has met the applicable standard of conduct set forth in the Delaware General Corporation Law or any other applicable law, nor an actual determination by the corporation (including its Board of Directors, independent legal counsel or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct. In any suit brought by a director or officer to enforce a right to indemnification or to an advancement of expenses hereunder, the burden of proving that the director or officer is not entitled to be indemnified, or to such advancement of expenses, under this Article VI or otherwise shall be on the corporation.

SECTION 6.05 Non-Exclusivity of Rights. The rights conferred on any person by this Article VI shall not be exclusive of any other right which such person may have or hereafter acquire under any applicable statute, provision of the certificate of incorporation, bylaws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding office. The corporation is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advances, to the fullest extent not prohibited by the Delaware General Corporation Law or any other applicable law.

SECTION 6.06  Survival of Rights.  The rights conferred on any person by this
Article VI shall continue as to a person who has ceased to be a director, officer, employee or other agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

SECTION 6.07 Insurance. To the fullest extent permitted by the Delaware General Corporation Law, or any other applicable law, the corporation, upon approval by the Board of Directors, may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to this Article VI.

SECTION 6.08 Amendments. Any repeal or modification of this Article VI shall only be prospective and shall not affect the rights under this Article VI in effect at the time of the alleged occurrence of any action or omission to act that is the cause of any proceeding against any agent of the corporation.

SECTION 6.09 Severability. If this Article VI or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the corporation shall nevertheless indemnify each director and officer to the full extent not prohibited by any applicable portion of this Article VI that shall not have been invalidated, or by any other applicable law. If this Article VI shall be invalid due to the application of the indemnification provisions of another jurisdiction, then the corporation shall indemnify each director and officer to the full extent under applicable law.

SECTION 6.10 Certain Definitions. For the purposes of this Article VI, the following definitions shall apply:

     (a) The term "proceeding" shall be broadly construed and shall include, without limitation, the investigation, preparation, prosecution, defense, settlement, arbitration and appeal of, and the giving of testimony in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative.

     (b) The term "expenses" shall be broadly construed and shall include, without limitation, court costs, attorneys' fees, witness fees, fines, amounts paid in settlement or judgment and any other costs and expenses of any nature or kind incurred in connection with any proceeding.

     (c) The term "corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article VI with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

     (d) References to a "director," "executive officer," "officer," "employee," or "agent" of the corporation shall include, without limitation, situations where such person is serving at the request of the corporation as, respectively, a director, executive officer, officer, employee, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise.

     (e) References to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this Article VI.

                                  ARTICLE VII

                                 MISCELLANEOUS

SECTION 7.01 Waivers of Notice. Whenever notice is required to be given by law, by the certificate of incorporation or by these bylaws, a written waiver thereof, signed by the person entitled to said notice or a waiver by electronic transmission by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting or (in the case of a stockholder) by proxy shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting was not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any meeting need be specified in any written waiver of notice or waiver of notice by electronic transmission unless required by these bylaws to be included in the notice of such meeting.

SECTION 7.02 Presumption of Assent. A director or stockholder of the corporation who is present at a meeting of the board of directors or stockholders at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent to such action with the person acting as the secretary of the meeting before the adjournment thereof or shall forward such dissent by registered mail to the secretary of the corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a director or stockholder who voted in favor of such action.

SECTION 7.03 Voting of Securities by the Corporation. Unless otherwise provided by resolution of the board of directors, on behalf of the corporation the chairman of the board, chief executive officer, chief operating officer, chief financial officer, president, secretary, treasurer or any vice-president shall attend in person or by substitute appointed by him, or shall execute written instruments appointing a proxy or proxies to represent the corporation at, all meetings of the stockholders of any other corporation, association or other entity in which the corporation holds any stock or other securities, and may execute written waivers of notice with respect to any such meetings. At all such meetings and otherwise, the chairman of the board, chief executive officer, chief operating officer, chief financial officer, president, secretary, treasurer or any vice-president, in person or by substitute or proxy as aforesaid, may vote the stock or other securities so held by the corporation and may execute written consents and any other instruments with respect to such stock or securities and may exercise any and all rights and powers incident to the ownership of said stock or securities, subject, however, to the instructions, if any, of the board of directors.

SECTION 7.04 Seal. The corporate seal of the corporation shall be in such form as adopted by the board of directors, and any officer of the corporation may, when and as required, affix or impress the seal, or a facsimile thereof, to or on any instrument or document of the corporation.

SECTION 7.05 Fiscal Year. The fiscal year of the corporation shall be as established by the board of directors.

SECTION 7.06 Amendments. These bylaws may be amended or repealed only in the manner set forth in the certificate of incorporation.

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

                                                                  EXHIBIT 2.1(c)

                             UNITEDGLOBALCOM, INC.
                      SERIES E CONVERTIBLE PREFERRED STOCK
                             SUBSCRIPTION AGREEMENT

UnitedGlobalCom, Inc.
4643 South Ulster Street, Suite 1300
Denver, Colorado 80237

Ladies and Gentlemen:

1.  Subscription.  The undersigned, [          ] (the "Purchaser"), intending to
be legally bound, hereby purchases from UnitedGlobalCom, Inc. (the "Company"),
and the Company hereby sells to the Purchaser, [          ] shares of the Series
E Convertible Preferred Stock, par value $0.01 per share, of the Company (the
"Preferred Stock") for an aggregate purchase price of [          ](1) (the
"Purchase Price") payable (i) in cash or (ii) in cash at least to the extent of the aggregate par value of the Preferred Stock, and the remainder by delivery of a promissory note made by the Purchaser payable to the Company with a principal amount equal to the Purchase Price less the aggregate par value of the Preferred Stock (a "Promissory Note"). Any Promissory Note delivered in payment of any portion of the Purchase Price shall provide for full recourse to the Purchaser in the event of the nonpayment thereof, shall provide for the accrual of interest at a fair market rate and contain other terms and conditions consistent with an arm's-length, fair market transaction, all of which terms shall be reasonably acceptable to Liberty Media Corporation ("Liberty Media").

The Preferred Stock is convertible into shares of Class A Common Stock, par value $0.01 per share (the "Class A Stock" and, together with the Preferred Stock, the "Securities"), of the Company on the terms and conditions set forth in the Certificate of Designation establishing the Preferred Stock (the "Certificate of Designation").

2. Deliveries. Concurrently with the execution and delivery hereof, (a) the Purchaser is delivering the Purchase Price to the Company by wire transfer of immediately available funds in accordance with instructions from the Company and, if applicable, by delivery of a Promissory Note and (b) the Company is delivering to the Purchaser a certificate, in the name of the Purchaser and duly executed by appropriate officers of the Company, representing the Preferred Stock purchased hereby.

3. Representations and Warranties of the Purchaser. The Purchaser hereby acknowledges, represents, warrants and agrees as follows:

     (a) None of the Securities have been registered under the Securities Act of 1933, as amended (the "Securities Act"), or any state securities laws. The Purchaser understands that the offering and sale of the Securities is intended to be exempt from registration under the Securities Act by virtue of Section 4(2) thereof, and analogous provisions of state securities laws, based, in part, upon the representations, warranties and agreements contained in this Subscription Agreement.

     (b) The Purchaser has received copies of the Certificate of Designation, the SEC Filings (as defined below) and all other documents requested by the Purchaser, has carefully reviewed such documents in

------------

(1) The per share purchase price of the Series E Preferred Stock will be equal to 1/1,500th of the product (rounded up to the nearest cent) of (a) the lesser of (1) $5.00 and (2) the Average Market Price of the United Class A Stock as of the Closing Date, multiplied by (b) a number equal to (1) the quotient of X divided by Y minus (2) X. For purposes of the foregoing, "X" shall be equal to the aggregate number of shares of United Class A Stock and United Class B Stock issued and outstanding immediately prior to the Closing and "Y" shall be equal to 0.995049505.

     their entirety and understands the information contained therein. For purposes of this Subscription Agreement, "SEC Filings" shall mean the
     Company's: (i) preliminary proxy statement filed with the Securities and Exchange Commission ("SEC") on January 25, 2001; (ii) registration
     statement filed with the SEC on [          ], (iv) Form 10-K for the year
     ended December 31, 2000; (iv) Forms 10-Q filed with the SEC for the quarters ended March 31, 2001, June 30, 2001 and September 30, 2001; and
     (v) Form 8-K filed with the SEC on June 1, 2001.

     (c) Neither the SEC nor any state securities commission has passed upon or endorsed the merits of this offering of Securities or made any findings or determination as to the fairness of the terms of this offering for investment.

     (d) In evaluating the suitability of an investment in the Company, the Purchaser has not relied upon any representation or other information (oral or written) by or from the Company other than as stated in the Certificate of Designation and the SEC Filings.

     (e) The Purchaser has taken no action that would give rise to any claim by any person for brokerage commissions, finders' fees or the like relating to this Subscription Agreement or the transactions contemplated hereby.

     (f) The Purchaser, together with his attorneys, accountants, purchaser representatives and tax advisors (collectively, the "Advisors"), has such knowledge and experience in financial, tax, and business matters so as to enable him to utilize the information made available to him in connection with the offering of the Securities to evaluate the merits and risks of an investment in the Securities and to make an informed investment decision with respect thereto.

     (g) The Purchaser is not relying on information provided by the Company with respect to the financial, tax and other economic considerations of an investment in the Securities, and in such regard the Purchaser has relied on the advice of, and has consulted with, only his own Advisors.

     (h) The Purchaser is acquiring the Securities solely for his own account for investment and not with a view to resale or distribution thereof.

     (i) The Purchaser acknowledges that he must bear the economic risk of an investment in the Securities indefinitely because none of the Securities may be sold, hypothecated or otherwise disposed of unless subsequently registered under the Securities Act and applicable state securities laws or an exemption from registration is available. In addition, Section 8 of this Subscription Agreement imposes certain further restrictions on the transfer of the Preferred Stock. Legends shall be placed on the certificates evidencing the Securities to the effect that such Securities have not been registered under the Securities Act or applicable state securities laws and that such Securities are subject to certain restrictions on transfer imposed by this Subscription Agreement, and appropriate notations to such effect will be made in the Company's stock transfer books.

     (j) The Purchaser has adequate means of providing for his current needs and foreseeable personal contingencies and has no need for his investment in the Securities to be liquid.

     (k) The Purchaser is aware that an investment in the Securities involves significant risks.

     (l) The Purchaser is an "accredited investor," within the meaning of Rule 501(a) of Regulation D under the Securities Act ("Regulation D"), because
     (i) he is a natural person who has a net worth or joint net worth with his spouse in excess of $1,000,000 as of the date hereof; (ii) he is a natural person who had an individual income in excess of $200,000 in each of the two most recent calendar years [or a joint income with his spouse in excess of $300,000 in each of those years] and has a reasonable expectation of reaching the same income level in the current year; and (iii) he is a director and an executive officer of the Company. As used in this Subscription Agreement, the term "net worth" means the excess of total assets over total liabilities.(2)

     (m) The Purchaser has had the opportunity to obtain any additional information necessary to verify the accuracy of the SEC Filings and all other documents received or reviewed by him in connection with the purchase of the Securities and has had the opportunity to meet with representatives of the Company and to have them answer any questions and provide additional information regarding the terms and conditions of this particular investment and the finances, operations, business and prospects of the Company deemed relevant by the Purchaser and all such questions have been answered and requested information provided to his full satisfaction.

     (n) The Purchaser represents to the Company that the information contained herein is complete and accurate and understands that such information is being relied upon by the Company in determining the availability of an exemption from registration under Federal and State securities laws in connection with the offering and sale of the Securities. The Purchaser further represents and warrants that he will notify the Company immediately upon the occurrence of any material change therein occurring prior to the Company's issuance of any Securities.

     (o) The Purchaser has significant prior investment experience, including investment in non-listed and non-registered securities. The Purchaser has a sufficient net worth to sustain a loss of his entire investment in the Securities if such a loss should occur. The Purchaser's overall commitment to investments that are not readily marketable is not excessive in view of his net worth and financial circumstances and the purchase of the Securities will not cause such commitment to become excessive. The investment is a suitable one for the Purchaser.

     (p) If the Purchaser is paying a portion of the Purchase Price by delivery of a Promissory Note, the Purchaser has, and shall maintain at all times until such time that the Purchaser's obligations under the Promissory Note are satisfied in full, unencumbered assets (other than the Securities) having an aggregate value sufficient for the repayment of the Purchaser's obligations under the Promissory Note

4. Representations and Warranties of the Company. The Company hereby represents and warrants to the Purchaser as follows:

     (a) The Company is duly incorporated, validly existing and in good standing under the laws of its state of incorporation.

     (b) The Company has duly authorized by all requisite corporate action the issuance and sale of the Preferred Stock in accordance with the terms of this Subscription Agreement and the issuance of the Class A Stock upon conversion of the Preferred Stock in accordance with the Certificate of Designation.

5. Indemnification. The Purchaser agrees to indemnify and hold harmless the Company, its officers, directors, employees, agents, control persons and affiliates against all losses, liabilities, claims, damages, and expenses (including, but not limited to, any and all expenses incurred in investigating, preparing, or defending against any litigation commenced or threatened) by reason of or arising out of any actual or alleged false representation or misrepresentation or warranty or breach or omission to state a material fact by the Purchaser of any agreement herein or in any other document delivered in connection with this Subscription Agreement.

6. Binding Effect. The Purchaser hereby acknowledges and agrees that this Subscription Agreement shall survive the death or disability of the Purchaser and shall be binding upon and inure to the benefit of the parties and their heirs, executors, administrators, successors, legal representatives, and permitted assigns.

7. Notices. Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be mailed by certified mail, return receipt requested, or personally delivered to the party to whom it is to be given (a) if to Company, at the address set forth above, or (b) if to the Purchaser, at the

------------

(2) This representation is subject to change depending upon whether the Purchaser is a natural person or a business entity and, with respect to the bracketed portion, the state of the Purchaser's residence.

address set forth on the signature page hereof (or, in either case, to such other address as the party shall have furnished in writing in accordance with the provisions of this Section 7). Any notice or other communication given by certified mail shall be deemed given at the time of certification thereof, except for a notice changing a party's address which shall be deemed given at the time of receipt thereof. Any notice or other communication personally delivered shall be deemed given at the time of such personal delivery.

8. Assignability; Transfer Restrictions. This Subscription Agreement and the rights, interests and obligations hereunder are not transferable or assignable by the Purchaser. The Purchaser further agrees that he shall not, (a) offer, transfer, pledge, encumber, contract to do any of the foregoing or otherwise transfer or dispose of, whether or not for or without consideration ("Transfer"), directly or indirectly, any of the Securities to any person or other entity whatsoever except in accordance with all applicable laws, including Federal and State securities laws, or (b) Transfer, directly or indirectly, any shares of Preferred Stock to any person or other entity whatsoever without the prior written consent of Liberty Media, and that any purported Transfer in violation of (a) or (b) shall be null and void.

9. Applicable Law. This Subscription Agreement shall be governed by and construed in accordance with the internal laws of the State of Colorado without regard to its conflicts of law principles. The Purchaser hereby irrevocably submits to the jurisdiction of any Colorado State or United States Federal court sitting in the City and County of Denver over any action or proceeding arising out of or relating to this Subscription Agreement or any agreement contemplated hereby, and the Purchaser hereby irrevocably agrees that all claims in respect of such action or proceeding may be heard and determined in such Colorado State or Federal court. The Purchaser further waives any objection to venue in such State and any objection to any action or proceeding in such State on the basis of a non-convenient forum. The Purchaser further agrees that any action or proceeding brought against the Company shall be brought only in Colorado State or United States Federal courts sitting in the City and County of Denver. THE PURCHASER AGREES TO WAIVE HIS RIGHTS TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION BASED UPON OR ARISING OUT OF THIS SUBSCRIPTION AGREEMENT OR ANY DOCUMENT OR AGREEMENT CONTEMPLATED HEREBY.

10.  Miscellaneous.

(a) This Subscription Agreement constitutes the entire agreement between the Purchaser and the Company with respect to the subject matter hereof and supersedes all prior oral or written agreements and understandings, if any, relating to the subject matter hereof. The terms and provisions of this Subscription Agreement may be modified or waived, or consent for the departure therefrom granted, only by a written document executed by the party against whom enforcement of such modification, waiver or consent is sought.

(b) The Purchaser's representations and warranties made in this Subscription Agreement shall survive the execution and delivery hereof and he delivery of the Securities.

(c) Each of the parties hereto shall pay its own fees and expenses (including the fees of any attorneys, accountants, appraisers or other engaged by such party) in connection with this Subscription Agreement and the transactions contemplated hereby.

(d) This Subscription Agreement may be executed in one or more counterparts each of which shall be deemed an original, but all of which shall together constitute one and the same instrument.

(e) Each provision of this Subscription Agreement shall be considered separable and if for any reason any provision or provisions hereof are determined to be invalid or contrary to applicable law, such invalidity shall not impair the operation of or affect the remaining portions of this Subscription Agreement.

(f) Paragraph titles are for descriptive purposes only and shall not control or alter the meaning of this Subscription Agreement as set forth in the text.

(g) Liberty Media is an intended beneficiary of the final sentence of paragraph 1, clause (p) of paragraph 3 and clause (b) of paragraph 8, and Purchaser acknowledges and agrees that Liberty Media would be irreparably harmed by any breach of the final sentence of paragraph 1, clause (p) of paragraph 3 or any direct or indirect Transfer of the Preferred Stock in violation of clause (b) of paragraph 8, and could not be made whole by monetary damages. Accordingly, Liberty Media, in addition to any other remedy to which it may be entitled at law or in equity as an intended beneficiary of such provisions, shall be entitled to compel specific performance of such provisions.

IN WITNESS WHEREOF, the undersigned have executed this Subscription Agreement
this   day of           , 2002.

                                          --------------------------------------
                                          Name:
                                          Address:

SUBSCRIPTION ACCEPTED AND AGREED
this   day of           , 2002

UNITEDGLOBALCOM, INC., a Delaware corporation

By:
--------------------------------------
Name:
---------------------------------------------
Title:
---------------------------------------------

                                                                  EXHIBIT 2.2(b)

                             FORM OF FOUNDER NEWCO
                          AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this "Agreement") is entered into as of the
               day of             , 2002 by and between                , a
Delaware limited liability company ("Newco") and New UnitedGlobalCom, Inc., a Delaware corporation ("United" and, together with Newco, the "Constituent Entities"), pursuant to Section 264 of the General Corporation Law of the State of Delaware and Section 18-209 of the Limited Liability Company Act of the State of Delaware.

                                   WITNESSETH

WHEREAS, each of the Constituent Entities desires that Newco merge with and into United, with United as the surviving entity in such merger,

NOW, THEREFORE, the Constituent Entities, in consideration of the mutual covenants, agreements and provisions set forth herein, do hereby prescribe the terms and conditions of said merger and mode of carrying the same into effect as follows:

     FIRST: At the Effective Time (as defined below), Newco shall merge with and into United (the "Merger"), with United being the surviving entity in the Merger (the "Surviving Entity").

     SECOND: The Certificate of Incorporation and By-laws of United as in effect at the Effective Time, shall continue in full force and effect as the Certificate of Incorporation and By-laws of the Surviving Entity, until such time as they may be altered, amended, restated or repealed in accordance with their respective terms.

     THIRD: The manner of converting the outstanding shares of the capital stock and the outstanding limited liability company interests of each of the Constituent Entities into shares or other securities of the Surviving Entity shall be as follows:

        (a) Each share of capital stock of United that is issued and outstanding at the Effective Time shall remain issued and outstanding following the Merger and shall be unchanged as a result of the Merger.

        (b) The entire limited liability company interest of Newco held by the sole member of Newco shall automatically be converted at the Effective
        Time into                shares of the Class B Common Stock, par value
        $0.01 per share, of the Surviving Entity.

     FOURTH:  The other terms and conditions of the Merger are as follows:

        (a) The directors and officers of United shall be the directors and officers of the Surviving Entity and shall continue in office until the next annual meeting of the stockholders of the Surviving Entity and until their respective successors shall have been elected and qualified.

        (b) The Merger shall become effective upon the filing of a duly executed Certificate of Merger with the Secretary of State of the State of Delaware (the "Effective Time"), in the form attached hereto as Exhibit A (the "Certificate of Merger").

        (c) From and after the Effective Time, all the property, rights, privileges, franchises, patents, trademarks, licenses, registrations and other assets of every kind and description of Newco shall be transferred to, vested in and devolve upon the Surviving Entity without further act or deed and all property, rights, and every other interest of the Surviving Entity and the Newco shall be the property of the Surviving Entity to the same extent as they were of the Surviving Entity and Newco, respectively, prior to the Merger. Newco and the sole member of Newco hereby agree from time to time, as and when requested by the Surviving Entity or by its successors or assigns, to execute and deliver or cause to be executed and delivered all such deeds, stock powers, assignments and other instruments and to take or cause to be taken such further or other actions as the Surviving Entity may deem to be necessary or desirable in order to vest in and confirm to the Surviving Entity title to and possession of any property or assets of Newco acquired by reason of or as a result of the Merger and otherwise to carry out the intent and purposes hereof, and the proper officers and members of Newco and the proper officers and directors of the Surviving Entity are fully authorized, in the name of Newco or otherwise, to take any and all such action.

     FIFTH: Prior to filing the Certificate of Merger, this Agreement shall be approved and adopted by the sole member of Newco and the sole stockholder of United.

     SIXTH: Anything herein or elsewhere to the contrary notwithstanding, this Agreement may be terminated and abandoned by the Board of Directors or sole member, as applicable, of the Constituent Entities at any time prior to the Effective Time. This Agreement may be amended by the Board of Directors or sole member, as applicable, of the Constituent Entities at any time prior to the Effective Time, provided that an amendment made subsequent to the adoption of this Agreement by the sole stockholder or sole member, as applicable, of any Constituent Entity shall not (1) alter or change the amount or kind of shares to be received in exchange for the limited liability company interests of Newco or (2) alter or change any of the terms and conditions of the Agreement if such alteration or change would adversely affect the holders of any of the shares of any class or series or any of the limited liability company interests of such Constituent Entity.

IN WITNESS WHEREOF, the parties to this Agreement have executed this Agreement as of the day and year first written above.

                                          NEW UNITEDGLOBALCOM, INC.,
                                          a Delaware corporation

                                          By:
                                          --------------------------------------
                                          Name:
                                          Its:

                                          [FOUNDER NEWCO],
                                          a Delaware limited liability company

                                          By:
                                          --------------------------------------
                                          Name:
                                          Its:

                                          --------------------------------------
                                                        [Founder]
                                          (solely for purposes of paragraph (c)
                                                    of Article Fourth)

                                                                       EXHIBIT A

                                    FORM OF
                             CERTIFICATE OF MERGER
                                    MERGING
             [FOUNDER NEWCO], A DELAWARE LIMITED LIABILITY COMPANY
                                 WITH AND INTO
               NEW UNITEDGLOBALCOM, INC., A DELAWARE CORPORATION

THIS CERTIFICATE OF MERGER is hereby submitted pursuant to Section 264 of the General Corporation Law of the State of Delaware and Section 18-209 of the Limited Liability Company Act of the State of Delaware.

     1. The name and state of incorporation of the constituent entities (the "Constituent Entities") are [Founder Newco], a Delaware limited liability company ("Newco"), and New UnitedGlobalCom, Inc., a Delaware corporation ("United").

     2. An Agreement and Plan of Merger (the "Agreement") has been approved, adopted, certified, executed and acknowledged by each of the Constituent Entities in accordance with the provisions of Section 264 of the General Corporation Law of the State of Delaware and Section 18-209 of the Limited Liability Company Act of the State of Delaware.

     3. The name of the surviving entity is New UnitedGlobalCom, Inc. (the "Surviving Entity").

     4. The merger will become effective upon the filing of this Certificate of Merger with the Secretary of State of the State of Delaware (the "Effective Time").

     5. At the Effective Time, the Certificate of Incorporation of United as heretofore amended and as in effect on the date of the merger shall continue in full force and effect as the Certificate of Incorporation of the Surviving Entity.

     6. The executed Agreement is on file at the principal place of business of the Surviving Entity. Such address is 4643 South Ulster Street, Suite 1300, Denver, Colorado 80237.

     7. A copy of the Agreement will be furnished by the Surviving Entity, on request and without cost, to any stockholder or member of any Constituent Entity.

IN WITNESS WHEREOF, this Certificate of Merger has been executed this
               day of             , 2002.

                                          SURVIVING ENTITY:

                                          NEW UNITEDGLOBALCOM, INC.,
                                          a Delaware corporation

                                          By:
                                          --------------------------------------
                                          Name:
                                          Title:

           CERTIFICATE OF THE SECRETARY OF NEW UNITEDGLOBALCOM, INC.

I, Ellen P. Spangler, the Secretary of New UnitedGlobalCom, Inc., a Delaware corporation (the "Surviving Entity"), hereby certify, as such Secretary, that the Agreement and Plan of Merger to which this Certificate is attached, has been
(a) duly adopted pursuant to Section 141 of the General Corporation Law of the State of Delaware by the Board of Directors of the Surviving Entity by the written consent of all of the directors of the Surviving Entity, (b) duly executed on behalf of the Surviving Entity and [Newco], a Delaware limited liability company, and (c) duly adopted pursuant to Section 228 of the General Corporation Law of the State of Delaware by the written consent of the sole stockholder holding 100% of the issued and outstanding shares of the Surviving Entity's capital stock, which Agreement and Plan of Merger was thereby adopted as the act of the stockholders of the Surviving Entity, and the duly adopted agreement and act of the Surviving Entity.

Witness my hand this                day of             , 2002.

                                          --------------------------------------
                                                    Ellen P. Spangler
                                           Vice President of Business and Legal
                                                  Affairs and Secretary

                                                                     EXHIBIT 2.3

                         REGISTRATION RIGHTS AGREEMENT

This Registration Rights Agreement (this "Agreement") is made and entered into
this           day of           , 2002, between Liberty Media Corporation, a
Delaware corporation (the "Company"), UnitedGlobalCom, Inc., a Delaware corporation ("UGC"), and United International Properties, Inc., a Colorado corporation and wholly owned subsidiary of UGC ("UIPI", and together with UGC, the "Purchasers").

This Agreement is made pursuant to the Merger Agreement, dated December 3, 2001, among UGC, New UnitedGlobalCom, Inc., a Delaware corporation, United/New United Merger Sub, Inc., a Delaware corporation, the Company, Liberty Media International, Inc., a Delaware corporation, Liberty Global, Inc., a Delaware corporation, and each Person indicated as a "Founder" on the signature pages thereto (the "Merger Agreement"), which provides, in part, for the sale by the
Company to the Purchasers of an aggregate of $          original principal
amount of the Company's   % Senior Notes due 2009 (the "Notes"). Pursuant to
Section 2.3 of the Merger Agreement, the Company has agreed to provide to the Purchasers the registration rights set forth in this Agreement.

In consideration of the foregoing, the parties hereto agree as follows:

1. Definitions.

As used in this Agreement, the following capitalized defined terms shall have the following meanings:

     "1933 Act" shall mean the Securities Act of 1933, as amended from time to time.

     "1934 Act" shall mean the Securities Exchange Act of 1934, as amended from time to time.

     "Agreement" shall have the meaning set forth in the preamble.

     "Business Day" shall mean a day that is not a Saturday, a Sunday, or a day on which banking institutions in New York, New York are authorized or required to be closed.

     "Closing Date" shall mean the Closing Date as defined in the Merger Agreement.

     "Company" shall have the meaning set forth in the preamble and shall also include the Company's successors.

     "Indenture" shall mean the Indenture relating to the Notes, dated as of July 7, 1999, between the Company and The Bank of New York, as trustee, as
     supplemented by the Ninth Supplemental Indenture, dated as of           ,
     2002, between the Company and The Bank of New York, as trustee, as the same may be amended, supplemented, waived or otherwise modified from time to time in accordance with the terms thereof.

     "Merger Agreement" shall have the meaning set forth in the second paragraph of this Agreement.

     "Named Purchasers" shall mean those Purchasers who are named as selling security holders in the Shelf Registration Statement.

     "Notes" shall have the meaning set forth in the second paragraph of this Agreement.

     "Person" shall mean an individual, partnership (general or limited), corporation, limited liability company, trust or unincorporated organization, or a government or agency or political subdivision thereof.

     "Prospectus" shall mean the prospectus included in the Shelf Registration Statement, including any preliminary prospectus, and any such prospectus as amended or supplemented by any prospectus supplement, including any such prospectus supplement with respect to the terms of the offering of the Registrable Notes covered by the Shelf Registration Statement, and by all other amendments and supplements to a prospectus, including post-effective amendments, and in each case including all material incorporated by reference therein.

     "Purchasers" shall have the meaning set forth in the preamble and shall also include any Permitted Assignees.

     "Registrable Notes" shall mean the Notes; provided, however, that a particular Note shall cease to be a Registrable Note for purposes of this
     Agreement: (i) when a Shelf Registration Statement covering such Note shall have been declared effective under the 1933 Act and such Note shall have been disposed of pursuant to such Shelf Registration Statement; (ii) when such Note has been sold to the public pursuant to Rule 144 under the 1933 Act; (iii) when such Note shall have ceased to be outstanding; (iv) when such Note shall have become saleable pursuant to Rule 144(k) under the 1933 Act; or (v) when such Note is sold, transferred or disposed of to any Person other than a Subsidiary of the Purchaser selling, transferring or disposing of such Note.

     "Registration Expenses" shall mean any and all expenses incident to the performance of or compliance by the Company with this Agreement, including without limitation: (i) all SEC filing fees, (ii) all fees and expenses incurred in connection with compliance with state securities or blue sky laws, (iii) all expenses of any Persons in preparing or assisting in preparing, word processing, printing and distributing any Shelf Registration Statement, any Prospectus, any amendments or supplements thereto, any underwriting agreements, securities sales agreements and other documents relating to the performance of and compliance with this Agreement, (iv) all rating agency fees, (v) the fees and disbursements of counsel for the Company and of the independent public accountants of the Company, including the expenses of any "cold comfort" letters required by or incident to such performance and compliance, (vi) the fees and expenses of the Trustee, and any escrow agent or custodian, (vii) the fees of The Depositary Trust Company ("DTC"), as depositary for the Registrable Notes; and (viii) the reasonable fees and disbursements of a single counsel representing the Purchasers in connection with preparing and filing the initial Shelf Registration Statement or any amendments or supplements thereto.

     "SEC" shall mean the Securities and Exchange Commission or any successor agency or government body performing the functions currently performed by the United States Securities and Exchange Commission.

     "Shelf Registration" shall mean a registration effected pursuant to Section
     2.1 hereof.

     "Shelf Registration Statement" shall mean a "shelf" registration statement of the Company pursuant to the provisions of Section 2.1 hereof, which covers the resale of all of the Registrable Notes, and all amendments to such registration statement, including post-effective amendments, in each case including the Prospectus contained therein, all exhibits thereto and all material incorporated by reference therein.

     "Subsidiary," when used with respect to any Person, shall mean any corporation or other organization, whether incorporated or unincorporated, of which such Person or any other Subsidiary of such Person is a general partner or more than 50% of the securities or other interests having by their terms ordinary voting power to elect more than 50% of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person, by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries.

     "Trustee" shall mean the trustee with respect to the Notes under the Indenture.

2. Registration Under the 1933 Act.

2.1 Shelf Registration. At any time following the Closing Date, upon the Company's receipt of a written request (the "Request") from all Purchasers holding Registrable Notes that the Company effect the registration under the Securities Act of all such Registrable Notes (the date of such receipt being the "Request Date"), the Company will use commercially reasonable efforts to (a) prepare and, as soon as practicable but not later than 60 days following the Request Date, file with the SEC a Shelf Registration Statement on an appropriate form under the 1933 Act covering resales of the Registrable Notes, which shall include a plan of distribution requested by the Purchasers holding all of the Registrable Notes that complies with the transaction requirements of the appropriate form under the 1933 Act to be filed by the Company with respect to Registrable Notes, (b) cause the Shelf Registration Statement to be declared effective under the

1933 Act as soon as practicable but not later than 180 days of the Request Date,
(c) keep the Shelf Registration Statement continuously effective in order to permit the Prospectus forming part thereof to be usable by the Named Purchasers for a period of 180 days following the date on which the Shelf Registration Statement becomes effective, or for such shorter period that will terminate when all Registrable Notes covered by the Shelf Registration Statement have been sold pursuant to the Shelf Registration Statement, exchanged or redeemed in accordance with their terms or otherwise cease to be outstanding or become saleable pursuant to Rule 144(k) under the 1933 Act (the "Effectiveness Period"), and (d) notwithstanding any other provisions hereof, ensure that (i) the Shelf Registration Statement and any amendment thereto and any Prospectus forming part thereof and any supplement thereto complies in all material respects with the 1933 Act and the rules and regulations thereunder, (ii) the Shelf Registration Statement and any amendment thereto does not, when it becomes effective, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading and (iii) any Prospectus forming part of the Shelf Registration Statement, and any supplement to such Prospectus (as amended or supplemented from time to time), does not include an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, if during the Effectiveness Period, the Company is unable to file with the SEC, or have reviewed or declared effective, a Shelf Registration Statement due to the application of Rule 3-01(c) of Regulation S-X (a "Blackout Period"), then the applicable Effectiveness Period shall be extended (A) in the case of the Company being unable to file (or the SEC advising the Company that it will not review the Shelf Registration Statement until financial statements for the most recent fiscal year of the Company are included in the filing), for a period equal to the Blackout Period plus 45 calendar days and (B) in the case of the Company's having filed a Shelf Registration Statement (and not having been informed by the SEC to the effect set forth in the preceding parenthetical) but being unable to have it declared effective, for a period equal to the Blackout Period plus ten calendar days. Notwithstanding the foregoing, in no event shall an Effectiveness Period exceed a period of 270 calendar days.

The Company shall not permit any securities other than Registrable Notes to be included in the Shelf Registration Statement. The Company further agrees, if necessary, to supplement or amend the Shelf Registration Statement and the Prospectus, as required by Section 3(b) below, and to furnish to the Named Purchasers copies of any such supplement or amendment as promptly as reasonably practicable after filing with the SEC.

2.2 Expenses. The Company shall pay all Registration Expenses in connection with the registration pursuant to Section 2.1 hereof. In addition to such Registration Expenses, if a Named Purchaser incurs any underwriting expenses, discounts, commissions, transfer taxes or other selling costs, if any, relating to the sale or disposition of such Named Purchaser's Registrable Notes pursuant to the Shelf Registration Statement, the Company shall reimburse such Named Purchaser for any such expenses incurred in an amount not to exceed 0.50% of the aggregate principal amount of the Registrable Notes sold or disposed of in such transaction.

2.3 Effectiveness. (a) The Company will be deemed not to have used commercially reasonable efforts to cause the Shelf Registration Statement to become, or to remain, effective during the requisite period if the Company voluntarily takes any action that would, or omits to take any action which omission would, result in any Shelf Registration Statement not being declared effective or in the Named Purchasers covered thereby not being able to offer and sell their Registrable Notes during that period as and to the extent contemplated hereby, unless (i) such action is required by applicable law, or
(ii) such action is taken by the Company in good faith and for valid business reasons (not including avoidance of the Company's obligations hereunder), including the acquisition or divestiture of assets, so long as the Company promptly thereafter complies with the requirements of Section 3(j) hereof, if applicable.

Notwithstanding anything to the contrary contained herein, if at any time after the filing or effectiveness of a Shelf Registration Statement the Company determines, in its reasonable business judgment, that such registration and the offering of Registrable Notes pursuant thereto could interfere with or otherwise adversely affect any financing, acquisition, corporate reorganization, or other material transaction or development involving the Company, or require the Company to disclose matters that otherwise would not be required to be disclosed at such time, then the Company may require the suspension by Named Purchasers, for a period of up to 45 calendar days (during which time the Effectiveness Period, if applicable, will be suspended and which time the Effectiveness Period will resume and will be extended for a period equal to such suspension period), of the distribution of any of the Registrable Notes pursuant to such Shelf Registration Statement by giving written notice to the Named Purchasers. Any such notice need not specify the reasons for such suspension if the Company determines, in its reasonable business judgment, that doing so would interfere with or adversely affect such transaction or development or would result in the disclosure of material non-public information to such Named Purchasers. Any such suspension shall continue until the earlier to occur of the expiration of such 45-calendar-day period and the determination of the Company, notice of which is given to the Named Purchasers, that such registration and offering would no longer have an effect described in the first sentence of this paragraph. The Company may not require the suspension by Named Purchasers of the distribution of Registrable Notes pursuant to this paragraph more than twice.

(b) A Shelf Registration Statement will not be deemed to have become effective unless it has been declared effective by the SEC; provided, however, that if, after it has been declared effective, the offering of Registrable Notes pursuant to a Shelf Registration Statement is interfered with by any stop order, injunction or other order or requirement of the SEC or any other governmental agency or court, the Shelf Registration Statement will be deemed not to have become effective during the period of such interference, until the offering of Registrable Notes pursuant to the Shelf Registration Statement may legally resume.

3. Registration Procedures.

In connection with the obligations of the Company with respect to the Shelf Registration Statement, the Company shall:

     (a) prepare and file with the SEC a Shelf Registration Statement, within the relevant time period specified in Section 2 hereof, on the appropriate form under the 1933 Act, which form (i) shall be selected by the Company,
     (ii) shall be available for the sale of the Registrable Notes by the Named Purchasers, (iii) shall comply as to form in all material respects with the requirements of the applicable form and include or incorporate by reference all financial statements required by the SEC to be filed therewith or incorporated by reference therein, and (iv) shall comply in all respects with the requirements of Regulation S-T under the 1933 Act;

     (b) prepare and file with the SEC such amendments and post-effective amendments to the Shelf Registration Statement as may be necessary under applicable law to keep the Shelf Registration Statement effective for the Effectiveness Period; and cause each Prospectus to be supplemented by any required prospectus supplement, and as so supplemented to be filed pursuant to Rule 424 (or any similar provision then in force) under the 1933 Act and comply with the provisions of the 1933 Act, the 1934 Act and the rules and regulations thereunder applicable to them with respect to the disposition of all Registrable Notes covered by the Shelf Registration Statement during the Effectiveness Period in accordance with the plan of distribution included in the Prospectus;

     (c) (i) notify the Named Purchasers, at least ten Business Days prior to filing, that a Shelf Registration Statement with respect to the Registrable Notes is being filed and advising the Named Purchasers that the distribution of Registrable Notes may only be made under the Shelf Registration in accordance with one of the methods prescribed in the plan of distribution included in the Shelf Registration Statement; (ii) furnish to each Named Purchaser and to each underwriter of an underwritten offering of Registrable Notes, if any, without charge, as many copies of each Prospectus, including each preliminary Prospectus, and any amendment or supplement thereto and such other documents as such Named Purchaser or underwriter may reasonably request, including financial statements and schedules and, if the Named Purchaser so requests, all exhibits in order to facilitate the public sale or other disposition of the Registrable Notes; and (iii) hereby consent to the use of the Prospectus or any amendment or supplement thereto by each of the Named Purchasers in connection with the offering and sale of the Registrable Notes covered by the Prospectus or any amendment or supplement thereto;

     (d) use commercially reasonable efforts to register or qualify the Registrable Notes under all applicable state securities or "blue sky" laws of such jurisdictions as any Named Purchaser and each underwriter of an underwritten offering of Registrable Notes shall reasonably request by the time the Shelf Registration Statement is declared effective by the SEC, and do any and all other acts and things which may be reasonably necessary or advisable to enable each such Named Purchaser and underwriter to consummate the disposition in each such jurisdiction of the Registrable Notes owned by such Named Purchaser; provided, however, that the Company shall not be required to (i) qualify as a foreign corporation or as a dealer in securities in any jurisdiction where it would not otherwise be required to qualify but for this Section 3(d), (ii) take any action which would subject it to general service of process or taxation in any such jurisdiction where it is not then so subject, or (iii) conform its capitalization or the composition of its assets at the time to the securities or blue sky laws of such jurisdiction;

     (e) notify promptly each Named Purchaser (i) when the Shelf Registration Statement has become effective and when any post-effective amendments and supplements thereto become effective, (ii) of any request by the SEC or any state securities authority for post-effective amendments and supplements to the Shelf Registration Statement and Prospectus or for additional information after the Registration Statement has become effective, (iii) of the issuance by the SEC or any state securities authority of any stop order suspending the effectiveness of the Shelf Registration Statement or the initiation of any proceedings for that purpose, (iv) if, between the effective date of the Shelf Registration Statement and the closing of any sale of Registrable Notes covered thereby, the representations and warranties of the Company contained in any underwriting agreement, securities sales agreement or other similar agreement, if any, relating to the offering cease to be true and correct in all material respects, (v) of the happening of any event or the discovery of any facts during the period the Shelf Registration Statement is effective which makes any statement made in the Shelf Registration Statement or the related Prospectus untrue in any material respect or which requires the making of any changes in the Shelf Registration Statement or Prospectus in order to make the statements therein not misleading, (vi) of the receipt by the Company of any notification with respect to the suspension of the qualification of the Registrable Notes for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose and (vii) of any determination by the Company that a post-effective amendment to the Shelf Registration Statement would be appropriate;

     (f) furnish to a single counsel for the Named Purchasers copies of any comment letters received from the SEC or any other request by the SEC or any state securities authority for amendments or supplements to a Shelf Registration Statement and Prospectus or for additional information;

     (g) make every commercially reasonable effort to obtain the withdrawal of any order suspending the effectiveness of the Shelf Registration Statement at the earliest possible moment;

     (h) furnish to each Named Purchaser, and each underwriter, if any, without charge, at least one conformed copy of the Shelf Registration Statement and any post-effective amendment thereto, including financial statements and schedules (without documents incorporated therein by reference and all exhibits thereto, unless requested);

     (i) facilitate the timely preparation, and delivery to DTC (if permissible under DTC's rules) of, a global certificate representing the Registrable Notes that are available for sell under the Shelf Registration Statement, which certificate shall not bear any restrictive legends, and simultaneously with the delivery of such certificate, cause the cancellation of the certificates representing Registrable Notes delivered to the Purchasers on the Closing Date;

     (j) upon the occurrence of any event or the discovery of any facts, such as contemplated by Sections 3(e)(v) and 3(e)(vii) hereof, as promptly as practicable after the occurrence of such an event, use commercially reasonable efforts to prepare a supplement or post-effective amendment to the Shelf Registration Statement or the related Prospectus or any document incorporated therein by reference or file any other required document so that, as thereafter delivered to the purchasers of the Registrable Notes, such Prospectus will not contain at the time of such delivery any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. At such time as such public disclosure is otherwise made or the Company determines that such disclosure is not necessary, in each case to correct any misstatement of a material fact or to include any omitted material fact, the Company agrees promptly to notify each Named Purchaser of such determination and to furnish each Named Purchaser such number of copies of the Prospectus as amended or supplemented, as such Named Purchaser may reasonably request;

     (k) obtain a CUSIP number for the global certificate referred to in Section 3(i) above, not later than the effective date of the Shelf Registration Statement;

     (l) (i) cause the Indenture to be qualified under the Trust Indenture Act of 1939, as amended, (the "TIA") in connection with the registration of the Registrable Notes, (ii) cooperate with the Trustee and the Named Purchasers to effect such changes to the Indenture as may be required for the Indenture to be so qualified in accordance with the terms of the TIA, and
     (iii) execute, and use commercially reasonable efforts to cause the Trustee to execute, all documents as may be required to effect such changes, and all other forms and documents required to be filed with the SEC to enable the Indenture to be so qualified in a timely manner;

     (m) enter into agreements (including underwriting agreements containing usual and customary terms) and take all other customary and appropriate actions in order to expedite or facilitate the disposition of such Registrable Notes and in such connection whether or not an underwriting agreement is entered into and whether or not the registration is an underwritten registration:

        (i) make such representations and warranties to the Named Purchasers and the underwriters, if any, in form, substance and scope as are customarily made by issuers to underwriters in similar underwritten offerings or as may be reasonably requested by them;

        (ii) obtain opinions of counsel to the Company (which counsel and opinions (in form, scope and substance) shall be reasonably satisfactory to the managing underwriters, if any) addressed to the Named Purchasers and the underwriters, if any, covering the matters customarily covered in opinions requested in sales of securities or underwritten offerings and such other matters as may be reasonably requested by such underwriters or the Named Purchasers;

        (iii) in the case of an underwritten offering, obtain "cold comfort" letters and updates thereof from the Company's independent certified public accountants (and, if necessary, any other independent certified public accountants of any subsidiary of the Company or of any business acquired by the Company for which financial statements are, or are required to be, included in the Shelf Registration Statement) addressed to the underwriters, such letters to be in customary form and covering matters of the type customarily covered in "cold comfort" letters to underwriters in connection with similar underwritten offerings;

        (iv) enter into a securities sales agreement with the Named Purchasers and an agent of the Named Purchasers providing for, among other things, the appointment of such agent for Named Purchasers for the purpose of soliciting purchases of Registrable Notes, which agreement shall be in form, substance and scope customary for similar offerings;

        (v) if an underwriting agreement is entered into, cause the same to set forth indemnification provisions and procedures substantially equivalent to the indemnification provisions and procedures set forth in Section 4 hereof with respect to the underwriters and all other parties to be indemnified pursuant to said Section or, at the request of any underwriters, in the form customarily provided to such underwriters in similar types of transactions; and

        (vi) deliver such documents and certificates as may be reasonably requested and as are customarily delivered in similar offerings to the Named Purchasers and the managing underwriters, if any.

     The above shall be done at (i) the effectiveness of the Shelf Registration Statement (and each post-effective amendment thereto) and (ii) each closing under any underwriting or similar agreement as and to the extent required thereunder;

     (n) at least ten Business Days prior to filing the Shelf Registration Statement or any amendment to the Shelf Registration Statement or the Prospectus or any supplement to the Prospectus, provide copies of such document to the Named Purchasers and their counsel and to the underwriter or underwriters of an underwritten offering of Registrable Notes, if any, make such changes in any such document prior to the filing thereof as the Named Purchasers or their counsel or the underwriter or underwriters reasonably request and not file any such document in a form to which the Named Purchasers or their counsel or any underwriter shall not have previously been advised and furnished a copy of or to which the Named Purchasers or their counsel or any underwriter shall reasonably object, and make the representatives of the Company available for discussion of such document as shall be reasonably requested by the Named Purchasers or their counsel or any underwriter; provided, however, that the rights of each Named Purchaser pursuant to this Section 3(n) shall survive only for so long as such Named Purchaser holds any principal amount of Registrable Notes;

     (o) otherwise comply with all applicable rules and regulations of the SEC and make available to its security holders, as soon as reasonably practicable, an earnings statement covering at least 12 months which shall satisfy the provisions of Section 11(a) of the 1933 Act and Rule 158 thereunder; and

     (p) cooperate and assist in any filings required to be made with the National Association of Securities Dealers, Inc. and in the performance of any customary due diligence investigation by any underwriter and its counsel.

The Company may (as a condition to any Purchaser's participation in the Shelf Registration) require each Purchaser to furnish to the Company such information regarding itself and the proposed distribution by it of its Registrable Notes as the Company may from time to time reasonably request in writing for use in connection with the Shelf Registration Statement or Prospectus included therein, including without limitation, information specified in Item 507 of Regulation S-K under the 1933 Act.

Each Named Purchaser agrees that, upon receipt of any notice from the Company of the happening of any event or the discovery of any facts, each of the kind described in Section 3(e)(v) hereof, such Named Purchaser will forthwith discontinue disposition of Registrable Notes pursuant to the Shelf Registration Statement until such Named Purchaser's receipt of the copies of the supplemented or amended Prospectus contemplated by Section 3(j) hereof, and, if so directed by the Company, such Named Purchaser will deliver to the Company (at its expense) all copies in such Named Purchaser's possession, other than permanent file copies then in such Named Purchaser's possession, of the Prospectus covering such Registrable Notes current at the time of receipt of such notice.

If any of the Registrable Notes covered by any Shelf Registration Statement are to be sold in an underwritten offering, the underwriter or underwriters and manager or managers that will manage such offering will be selected by the Named Purchasers, provided such selection is reasonably acceptable to the Company. No Named Purchaser may participate in any underwritten registration hereunder unless such Named Purchaser (a) agrees to sell its Registrable Notes on the basis provided in any underwriting arrangements approved by the Persons entitled hereunder to approve such arrangements, and (b) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents required under the terms of such underwriting arrangements.

4. Indemnification; Contribution.

(a) The Company agrees to indemnify and hold harmless each Named Purchaser, each Person who participates as an underwriter (any such Person being an "Underwriter"), each of the respective directors and officers of each of the foregoing, and each Person, if any, who controls any Named Purchaser or Underwriter within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act as follows:

     (i) against any and all loss, liability, claim, damage and expense, as incurred, arising out of any untrue statement or alleged untrue statement of a material fact contained in the Shelf Registration Statement (or any amendment or supplement thereto) pursuant to which Registrable Notes were registered under the 1933 Act, including all documents incorporated therein by reference, or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading, or arising out of any untrue statement or alleged untrue statement of a material fact contained in any Prospectus (or any amendment or supplement thereto) or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

     (ii) against any and all loss, liability, claim, damage and expense, as incurred, to the extent of the aggregate amount paid in settlement of any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or of any claim based upon any such untrue statement or omission, or any such alleged untrue statement or omission; provided that (subject to Section 4(d) below) any such settlement is effected with the written consent of the Company; and

     (iii) against any and all expense, as incurred (including the fees and disbursements of counsel chosen by any indemnified party as provided herein), reasonably incurred in investigating or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim based upon any such untrue statement or omission, or any such alleged untrue statement or omission, to the extent that any such expense is not paid under subparagraph (i) or (ii) above;

provided, however, that this indemnity agreement shall not apply to any loss, liability, claim, damage or expense to the extent arising out of any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with written information furnished to the Company by or on behalf of a Named Purchaser or Underwriter expressly for use in the Shelf Registration Statement (or any amendment thereto) or any Prospectus (or any amendment or supplement thereto), and provided further, that the Company shall not indemnify any Underwriter or any Person who controls such Underwriter from any loss, liability, claim or damage (or expense incurred in connection therewith) alleged by any Person who purchased Registrable Notes from such Underwriter if the untrue statement, omission or allegation thereof upon which such loss, liability, claim or damage is based was made in (i) any preliminary prospectus, if a copy of the Prospectus (as then amended or supplemented if the Company shall have furnished any amendments or supplements thereto) was not sent or given by or on behalf of such Underwriter to such Person at or prior to the written confirmation of the sale of Registrable Notes to such Person, and if the Prospectus (as so amended or supplemented) corrected the untrue statement or omission giving rise to such loss, claim, damage or liability; (ii) any Prospectus used by such Underwriter or any Person who controls such Underwriter, after such time as the Company advised the Underwriters that the filing of a post-effective amendment or supplement thereto was required, except the Prospectus as so amended or supplemented, if the Prospectus as amended or supplemented by such post-effective amendment or supplement would not have given rise to such loss, liability, claim or damage; or (iii) any Prospectus used after such time as the obligation of the Company to keep the same current and effective has expired.

(b) Each Named Purchaser severally, but not jointly, agrees to indemnify and hold harmless the Company, any other Named Purchaser, each Underwriter, if any, and each of their respective directors and officers, and each Person, if any, who controls the Company, such other Named Purchaser or Underwriter within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act, against any and all loss, liability, claim, damage and expense described in the indemnity contained in Section 4(a) hereof, as incurred, but only with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in the Shelf Registration Statement (or any amendment thereto) or any Prospectus included therein (or any amendment or supplement thereto) in reliance upon and in conformity with written information with respect to such Named Purchaser furnished to the Company by or on behalf of such Named Purchaser expressly for use in the Shelf Registration Statement (or any amendment thereto) or such Prospectus (or any amendment or supplement thereto); provided, however, that no such Named Purchaser shall be liable for any claims hereunder in excess of the amount of net proceeds received by such Named Purchaser from the sale of Registrable Notes pursuant to the Shelf Registration Statement.

(c) Each indemnified party shall give written notice as promptly as reasonably practicable to each indemnifying party of any action or proceeding commenced against it in respect of which indemnity may be sought hereunder, and the indemnifying party shall assume the defense thereof, including the employment of counsel satisfactory to the indemnified party, and the payment of all expenses. Any omission to so notify an indemnifying party shall not relieve such indemnifying party from any liability hereunder to the extent it is not materially prejudiced as a result thereof and in any event shall not relieve it from any liability which it may have otherwise than on account of this indemnity agreement. Any such indemnified party shall have the right to employ separate counsel in any such action or proceeding and to participate in the defense thereof, but the fees and expenses of such separate counsel shall be paid by such indemnified party unless (i) the indemnifying party has agreed to pay such fees and expenses or (ii) the indemnifying party shall have failed to assume the defense of such action or proceeding and employ counsel reasonably satisfactory to the indemnified party in any such action or proceeding or (iii) the named parties to any such action or proceeding (including any impleaded parties) include both such indemnified party and indemnifying party, and the indemnified party shall have been advised by its counsel that there may be a conflict of interest between such indemnified party and indemnifying party in the conduct of the defense of such action (in which case, if such indemnified party notifies the indemnifying party in writing that it elects to employ separate counsel at the expense of the indemnifying party, the indemnifying party shall not have the right to assume the defense of such action or proceeding on behalf of such indemnified party), it being understood, however, that the indemnifying party shall not, in connection with any one such action or proceeding or separate but substantially similar or related actions or proceedings arising out of the same general allegations or circumstances, be liable for the reasonable fees and expenses of more than one separate firm of attorneys (unless the members of such firm are not admitted to practice in a jurisdiction where an action is pending, in which case the indemnifying party shall pay the reasonable fees and expenses of one additional firm of attorneys to act as local counsel in such jurisdiction, provided the services of such counsel are substantially limited to that of appearing as attorneys of record) at any time for all indemnified parties, which firm shall be designated in writing by the indemnified party. No indemnifying party shall, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever in respect of which indemnification or contribution could be sought under this
Section 4 (whether or not the indemnified parties are actual or potential parties thereto), unless such settlement, compromise or consent (A) includes an unconditional release of each indemnified party from all liability arising out of such litigation, investigation, proceeding or claim and (B) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.

(d) If at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel, such indemnifying party agrees that it shall be liable for any settlement of the nature contemplated by Section 4(a)(ii) hereof effected without its written consent if (i) such settlement is entered into more than 45 days after receipt by such indemnifying party of the aforesaid request, (ii) such indemnifying party shall have received notice of the terms of such settlement at least 30 days prior to such settlement being entered into, and (iii) such indemnifying party shall not have reimbursed such indemnified party in accordance with such request prior to the date of such settlement.

(e) If the indemnification provided for in this Section 4 is for any reason unavailable to hold harmless an indemnified party (other than by reason of the first sentence of Section 4(c) hereof) in respect of any losses, liabilities, claims, damages or expenses referred to therein, then each indemnifying party shall contribute to the aggregate amount of such losses, liabilities, claims, damages and expenses incurred by such indemnified party, as incurred, in such proportion as is appropriate to reflect the relative fault of the Company on the one hand and the Named Purchasers on the other hand in connection with the statements or omissions which resulted in such losses, liabilities, claims, damages or expenses, as well as any other relevant equitable considerations.

The relative fault of the Company on the one hand and the Named Purchasers on the other hand shall be determined by reference to, among other things, whether any such untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by or on behalf of the Company or the Named Purchasers and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

The Company and the Purchasers agree that it would not be just and equitable if contribution pursuant to this Section 4 were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to above in this Section 4. The aggregate amount of losses, liabilities, claims, damages and expenses incurred by an indemnified party and referred to above in this Section 4 shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue or alleged untrue statement or omission or alleged omission.

No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933 Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

For purposes of this Section 4, each Person, if any, who controls a Named Purchaser within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act shall have the same rights to contribution as such Named Purchaser, and each Person, if any, who controls the Company within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act shall have the same rights to contribution as the Company.

5. Miscellaneous.

5.1 Rule 144 and Rule 144A. For so long as the Company is subject to the reporting requirements of Section 13 or 15 of the 1934 Act, the Company covenants that it will file the reports required to be filed by it under the 1933 Act and Section 13(a) or 15(d) of the 1934 Act and the rules and regulations adopted by the SEC thereunder. If the Company ceases to be so required to file such reports, the Company covenants that it will upon the request of any Purchaser deliver to a prospective purchaser such information as is necessary to permit sales pursuant to Rule 144A under the 1933 Act to the extent required from time to time to enable such Purchaser to sell its Notes without registration under the 1933 Act within the limitation of the exemptions provided by (i) Rule 144 under the 1933 Act, as such Rule may be amended from time to time, (ii) Rule 144A under the 1933 Act, as such Rule may be amended from time to time, or (iii) any similar rules or regulations hereafter adopted by the SEC. Upon the request of any Purchaser, the Company will deliver to such Purchaser a written statement as to whether it has complied with such requirements. The Company's obligations under this Section 5.1 shall terminate upon the consummation of the Effectiveness Period.

5.2 Regulation M. Each Purchaser covenants with the Company that, with respect to any Notes owned or held by such Purchaser that such Purchaser continues to own or hold at any time on or after the 90th day following the effective date of the Shelf Registration Statement, such Purchaser will, upon receipt of written notice from the Company of the Company's intention to bid for or purchase any Note or any security of the same class and series as the Notes (within the meaning of Regulation M promulgated by the SEC (or any successor or equivalent rule or regulation, "Regulation M")) or to take any other action, directly or indirectly, the taking of which would be proscribed by Regulation M during a distribution of the Notes, such Purchaser will, and will cause its "affiliated purchasers" (as defined in Rule 100 of Regulation M) to, cease distributing the Notes for such period of time as the Company may reasonably deem necessary so that the action or actions proposed to be taken, directly or indirectly, by it may be taken in full compliance with Regulation M.

5.3 No Inconsistent Agreements. The Company has not entered into and the Company will not after the date of this Agreement enter into any agreement which is inconsistent with the rights granted to the Purchasers under this Agreement or otherwise conflicts with the provisions hereof. The rights granted to the Purchasers hereunder do not and will not for the term of this Agreement in any way conflict with the rights granted to the holders of the Company's other issued and outstanding securities under any such agreements.

5.4 Amendments and Waivers. The provisions of this Agreement, including the provisions of this sentence, may not be amended, modified or supplemented, and waivers or consents to departures from the provisions hereof may not be given unless the Company has obtained the written consent of the Purchasers.

5.5 Notices. All notices and other communications provided for or permitted hereunder shall be made in writing by hand delivery, registered first-class mail, telecopier, or any courier guaranteeing overnight delivery (a) if to a Purchaser, at the most current address given by such Purchaser to the Company by means of a notice given in accordance with the provisions of this Section 5.5, which address initially is the address set forth in the Merger Agreement with respect to UGC; and (b) if to the Company, initially at the Company's address set forth in the Merger Agreement, and thereafter at such other address of which notice is given in accordance with the provisions of this Section 5.5.

All such notices and communications shall be deemed to have been duly given: at the time delivered by hand, if personally delivered; two Business Days after being deposited in the mail, postage prepaid, if mailed; when receipt is acknowledged, if telecopied; and on the next Business Day if timely delivered to an air courier guaranteeing overnight delivery.

Copies of all such notices, demands, or other communications shall be concurrently delivered by the Person giving the same to the Trustee under the Indenture, at the address specified in such Indenture.

5.6 Assignment; Successor and Assigns. Each Purchaser may assign its rights and obligations under this Agreement only to a Subsidiary of such Purchaser (any such Subsidiary, a "Permitted Assignee") to whom such Purchaser has transferred its Notes. This Agreement shall inure to the benefit of and be binding upon (a) the successors and assigns of the Company and (b) the Permitted Assignees of the Purchasers; provided that nothing in this Section 5.6 shall be deemed to permit any assignment, transfer or other disposition of Notes in violation of the terms of this Agreement, the Merger Agreement or the Indenture. If any Permitted Assignee shall acquire Notes, in any manner, whether by operation of law or otherwise, such Notes shall be held subject to all of the terms of this Agreement, and by taking and holding such Notes such Permitted Assignee shall be conclusively deemed to have agreed to be bound by and to perform all of the terms and provisions of this Agreement, including the restrictions on resale set forth in this Agreement and, if applicable, the Merger Agreement, and such Permitted Assignee shall be entitled to receive the benefits hereof, in each case as if such Permitted Assignee were a "Purchaser" hereunder. Any transferee of Notes that is not a Subsidiary of a Purchaser shall not be entitled to the benefits of this Agreement.

5.7 Specific Enforcement. Without limiting the remedies available to the Purchasers, the Company acknowledges that any failure by the Company to comply with its obligations under Sections 2.1 through 2.3 hereof may result in material irreparable injury to the Purchasers for which there is no adequate remedy at law, that it would not be possible to measure damages for such injuries precisely and that, in the event of any such failure, the Purchasers may obtain such relief as may be required to specifically enforce the Company's obligations under Sections 2.1 through 2.3 hereof.

5.8 Counterparts. This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

5.9 Headings. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

5.10 GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAW OF THE STATE OF NEW YORK WITHOUT REGARD TO THE PRINCIPLES OF CONFLICT OF LAWS THEREOF.

5.11 Severability. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions contained herein shall not be affected or impaired thereby.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

                                          LIBERTY MEDIA CORPORATION

                                          By:
                                            ------------------------------------
                                            Name:
                                            Title:

Confirmed and accepted as of
the date first above written:

UNITEDGLOBALCOM, INC.

By:
    ----------------------------------
    Name:
    Title:

UNITED INTERNATIONAL PROPERTIES, INC.

By:
    ----------------------------------
    Name:
    Title:

                                                                  EXHIBIT 2.5(a)

                               UNITED/NEW UNITED
                          AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this "Agreement") is entered into as of the 3rd day of December, 2001, by and among New UnitedGlobalCom, Inc., a Delaware corporation ("New United"), UnitedGlobalCom, Inc., a Delaware corporation ("United"), and United/New United Merger Sub, Inc., a Delaware corporation ("Merger Sub"), pursuant to Section 251 of the General Corporation Law of the State of Delaware (the "DGCL").

WITNESSETH that:

WHEREAS, each of the parties to this Agreement intends for Merger Sub to merge with and into United, with United as the surviving entity in such merger,

NOW, THEREFORE, the parties to this Agreement, in consideration of the mutual covenants, agreements and provisions hereinafter contained, do hereby prescribe the terms and conditions of said merger and the mode of carrying the same into effect as follows:

FIRST: At the Effective Time, as hereinafter defined, Merger Sub shall be merged with and into United (the "Merger"), with United being the surviving entity in the Merger (the "Surviving Entity") and changing its name to "UGC, Inc."

SECOND: At the Effective Time, the manner of converting the outstanding shares of the capital stock of United and Merger Sub shall be as follows:

     (a) All of the shares of United's Series E Convertible Preferred Stock, par value $0.01 per share, that are issued and outstanding immediately prior to the Effective Time shall be automatically converted into an aggregate of 1,500,000 shares of Class A Common Stock, par value $0.01 per share, of the Surviving Entity.

     (b) Each share of United's Class A Common Stock, par value $0.01 per share ("United Class A Stock"), that is issued and outstanding immediately prior to the Effective Time shall be automatically converted into and become one share of Class A Common Stock, par value $0.01 per share, of New United ("New United Class A Stock").

     (c) Each share of United's Class B Common Stock, par value $0.01 per share ("United Class B Stock"), that is issued and outstanding immediately prior to the Effective Time shall be automatically converted into and become one share of New United Class A Stock.

     (d) Each share of United's Convertible Preferred Stock, Series B, par value $0.01 per share ("United Series B Preferred Stock"), that is issued and outstanding immediately prior to the Effective Time (except as provided in paragraph (g) below and excluding Dissenting Shares) shall be automatically converted into and become one share of Convertible Preferred Stock, Series F, par value $0.01 per share, of the Surviving Entity.

     (e) Each share of United's 7% Series C Senior Cumulative Convertible Preferred Stock, par value $0.01 per share ("United Series C Preferred Stock"), that is issued and outstanding immediately prior to the Effective Time (except as provided in paragraph (g) below and excluding Dissenting Shares) shall be automatically converted into and become one share of 7% Series G Convertible Senior Cumulative Preferred Stock, par value $0.01 per share, of the Surviving Entity.

     (f) Each share of United's 7% Series D Senior Cumulative Convertible Preferred Stock, par value $0.01 per share ("United Series D Preferred Stock"), that is issued and outstanding immediately prior to the Effective Time (except as provided in paragraph (g) below and excluding Dissenting Shares) shall be automatically converted into and become one share of 7% Series H Convertible Senior Cumulative Preferred Stock, par value $0.01 per share, of the Surviving Entity.

     (g) Each share of United Class A Stock, United Class B Stock, United Series B Preferred Stock, United Series C Preferred Stock or United Series D Preferred Stock that immediately prior to the Effective Time is held by New United or that is held by United in treasury shall be cancelled and retired without payment of any consideration therefor and without any conversion thereof into any other securities or the right to receive any other securities.

     (h) All outstanding options to purchase shares of United Class A Stock listed in Section 2.5(c) of the United Disclosure Schedule ("United Stock Options") to that certain Agreement and Plan of Restructuring and Merger,
     dated as of November   , 2001, by and among United, New United, Merger Sub,
     Liberty Media Corporation, Liberty Media International, Inc., Liberty Global, Inc. and each Founder (as therein defined) (the "Restructuring Agreement"), shall remain outstanding, be assumed by New United and thereafter be exercisable, at the same per share exercise price and pursuant to the same terms and conditions, including vesting conditions, for a number of shares of New United Class A Stock equal to the number of shares of United Class A Stock for which such stock option was exercisable immediately prior to the Effective Time.

     (i) All of the shares of Merger Sub's Class B Common Stock, par value $0.01 per share, and Class C Common Stock, par value $0.01 per share, outstanding immediately prior to the Effective Time and held by New United shall be converted into and become, respectively, an aggregate of 1,500,000 shares of Class B Common Stock, par value $0.01 per share, of the Surviving Entity, and an aggregate of 300,000,000 shares of Class C Common Stock, par value $0.01 per share, of the Surviving Entity.

     (j) If, after the date of this Agreement but prior to the Effective Time, either of United or New United effects any stock dividend, stock split, reverse stock split, recapitalization or reclassification affecting the shares of its common stock or preferred stock of any class or series, or otherwise effects any transaction that changes such shares into any other securities (including securities of another entity) or effects any other dividend or distribution (other than a normal cash dividend payable out of current or retained earnings) on such shares, then the terms of the foregoing exchanges (including the exchange rates and the terms of the conversion of the United Stock Options) shall, as appropriate, be adjusted to reflect such event.

     (k) As of and following the Effective Time, (x) the Certificate of Incorporation and Bylaws of the Surviving Entity shall be as set forth on Exhibit A and Exhibit B hereto, respectively, and (y) until their successors are duly elected or appointed in accordance with the Certificate of Incorporation and the Bylaws of the Surviving Entity and the terms of the United/Liberty Agreement (as defined in the Restructuring Agreement), the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Entity.

     (l) Notwithstanding any other provisions in this Agreement to the contrary, shares of United Class B Stock, United Series B Preferred Stock, United Series C Preferred Stock and United Series D Preferred Stock that are outstanding immediately prior to the Effective Time and that are held by stockholders who have not voted in favor of the Merger or consented thereto in writing and who have properly demanded appraisal for such shares in accordance with Section 262 of the DGCL (collectively, the "Dissenting Shares"), shall not be converted into or represent the right to receive, or be exchangeable for, any securities of New United or the Surviving Entity as provided herein. Such stockholders instead shall be entitled to receive payment of the appraisal value of such shares held by them in accordance with Section 262 of the DGCL, except that all Dissenting Shares of stockholders who have failed to perfect or who have effectively withdrawn or otherwise lost their rights to appraisal under Section 262 of the DGCL, shall thereupon be deemed to have been converted into and become, as of the Effective Time, securities of New United as provided herein.

     (m) At the Effective Time, New United shall execute and file with the Secretary of State of the State of Delaware a Certificate of Amendment, in the form attached hereto as Exhibit C, changing the name of New United to "UnitedGlobalCom, Inc."

THIRD: The terms and conditions of the Merger are as follows:

     (a) This Merger shall become effective at the time set forth in a Certificate of Merger, in the form attached hereto as Exhibit D (the "Certificate of Merger"), duly executed and filed with the Secretary of State of the State of Delaware (the "Effective Time").

     (b) At the Effective Time, all the property, rights, privileges, franchises, patents, trademarks, licenses, registrations and other assets of every kind and description of Merger Sub shall be transferred to, vested in and devolve upon the Surviving Entity without further act or deed and all property, rights, and every other interest of the Surviving Entity and Merger Sub shall be as effectively the property of the Surviving Entity as they were of the Surviving Entity and Merger Sub respectively.

FOURTH: Prior to the filing of the Certificate of Merger, this Agreement shall be approved and adopted by the sole stockholder of Merger Sub, the sole stockholder of New United, and the stockholders of United as provided in the Restructuring Agreement.

FIFTH: Anything herein or elsewhere to the contrary notwithstanding, and subject to the terms of the Restructuring Agreement, this Agreement may be terminated and abandoned by the Board of Directors of any constituent entity at any time prior to the Effective Time. This Agreement may be amended by the Board of Directors of the constituent entities at any time prior to the Effective Time, subject to the terms of the Restructuring Agreement, provided that an amendment made subsequent to the adoption of this Agreement by the stockholders of any constituent entity shall not (1) alter or change the amount or kind of shares, securities, cash, property and/or rights to be received in exchange for, or on conversion of, all or any of the shares of any class or series or any such constituent entity, (2) alter or change any term of the Certificate of Incorporation of the Surviving Entity of the Merger, or (3) alter or change any of the terms and conditions of this Agreement if such alteration or change would adversely affect the holders of any of the shares of any class or series of such constituent entity.

SIXTH: Surrender and payment for securities of United shall occur as follows:

     (a) At and after the Effective Time, certificates representing shares of United Class A Stock shall represent an equal number of shares of New United Class A Stock.

     (b) Prior to the Effective Time, United shall appoint an agent, which may be an affiliate of United or New United (the "Exchange Agent") for the purpose of exchanging (i) certificates representing shares of United Class B Stock for certificates representing an equal number of shares of New United Class A Stock (the "Class B Consideration"), (ii) certificates representing shares of United Series B Preferred Stock for certificates representing an equal number of shares of Surviving Entity Series F Preferred Stock (the "Series B Consideration"), (iii) certificates representing shares of United Series C Preferred Stock for certificates representing an equal number of shares of Surviving Entity Series G Preferred Stock (the "Series C Consideration"), and (iv) certificates representing shares of United Series D Preferred Stock for certificates representing an equal number of shares of Surviving Entity Series H Preferred Stock (the "Series D Consideration"). At the Effective Time, New United shall deposit with the Exchange Agent (i) the Class B Consideration to be paid in respect of shares of United Class B Stock, (ii) the Series B Consideration to be paid in respect of shares of United Series B Preferred Stock, (iii) the Series C Consideration to be paid in respect of shares of United Series C Preferred Stock, and (iv) the Series D Consideration to be paid in respect of shares of United Series D Preferred Stock. The certificates representing the United Class B Stock, the United Series B Preferred Stock, the United Series C Preferred Stock and the United Series D Preferred Stock are referred to herein as the "Certificates," and the Class B Consideration, the Series B Consideration, the Series C Consideration and the Series D Consideration are referred to herein as the "Merger Consideration." Promptly after the Effective Time, United will send, or will cause the Exchange Agent to send, to each holder of United Class B Stock, United Series B Preferred Stock, United Series C Preferred Stock and United Series D Preferred Stock at the Effective Time, a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates to the Exchange Agent) for use in such exchange.

     (c) Upon surrender to the Exchange Agent of its Certificate, together with a properly completed letter of transmittal, and receipt by the Exchange Agent thereof, (i) each holder of shares of United Class B Stock will be entitled to receive promptly the Class B Consideration in respect of the shares of United Class B Stock represented by its Certificate, (ii) each holder of United Series B Preferred Stock will be entitled to receive promptly the Series B Consideration in respect of the shares of United Series B Preferred Stock represented by its Certificate, (iii) each holder of United Series C Preferred Stock will be entitled to receive promptly the Series C Consideration in respect of the shares of United Series C Preferred Stock represented by its Certificate, and (iv) each holder of United Series D Preferred Stock will be entitled to receive promptly the Series D Consideration in respect of the shares of United Series D Preferred Stock represented by its Certificate. In addition, each holder of United Class B Stock, United Series B Preferred Stock, United Series C Preferred Stock and United Series D Preferred Stock shall be entitled to receive any dividends and distributions payable but not yet paid with respect to stock that is so held. Until so surrendered and received by the Exchange Agent, each such Certificate shall represent after the Effective Time, for all purposes, only the right to receive the Class B Consideration, the Series B Consideration, the Series C Consideration and the Series D Consideration, as the case may be.

     (d) If any portion of the Merger Consideration is to be paid to an entity other than the entity in whose name the Certificate so surrendered is registered, it shall be a condition to such payment that such Certificate shall be properly endorsed or otherwise be in proper form for transfer and that the entity requesting such payment shall pay to the Exchange Agent any transfer or other taxes required as a result of such payment to an entity other than the registered holder of such Certificate, or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

     (e) After the Effective Time, there shall be no further registration of transfers of shares of United Class A Stock, United Class B Stock, United Series B Preferred Stock, United Series C Preferred Stock or United Series D Preferred Stock. If, after the Effective Time, Certificates are presented to the Surviving Entity, they shall be canceled and exchanged for the Class B Consideration, the Series B Consideration, the Series C Consideration or the Series D Consideration provided for, and in accordance with the procedures set forth, in this Article Sixth.

     (f) Any portion of the Merger Consideration that remains unclaimed by the holders of United Class B Stock, United Series B Preferred Stock, United Series C Preferred Stock and United Series D Preferred Stock one year after the Effective Time shall be returned to United, upon demand, and any such holder who has not exchanged its shares for the applicable Merger Consideration in accordance with this Article Sixth prior to that time shall thereafter look only to United for payment of such consideration and any dividends and distributions in respect of such shares, in each case without any interest thereon. Notwithstanding the foregoing, neither United, New United nor any affiliate thereof will be liable to any such holder for any amounts paid to a public official pursuant to applicable abandoned property, escheat or similar laws.

     (g) No dividends or other distributions with respect to the Merger Consideration shall be paid to the holder of any Certificates until such Certificates are surrendered and received by the Exchange Agent as provided in this Article Sixth. Following such surrender and receipt by the Exchange Agent, there shall be paid, without interest, to the entity in whose name such Merger Consideration has been registered, (i) the amount of dividends or other distributions with a record date after the Effective Time previously paid or payable with respect to such Merger Consideration as of the date of such surrender, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender, payable with respect to such Merger Consideration.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties to this Agreement have executed this Agreement as of the day and year first written above.

                                          NEW UNITEDGLOBALCOM, INC.,
                                          a Delaware corporation

                                          By:     /s/ MICHAEL T. FRIES
                                            ------------------------------------
                                            Name: Michael T. Fries
                                            Its:     President

                                          UNITEDGLOBALCOM, INC.,
                                          a Delaware corporation

                                          By:     /s/ MICHAEL T. FRIES
                                            ------------------------------------
                                            Name: Michael T. Fries
                                            Its:     President

                                          UNITED/NEW UNITED MERGER SUB, INC.,
                                          a Delaware corporation

                                          By:     /s/ MICHAEL T. FRIES
                                            ------------------------------------
                                            Name: Michael T. Fries
                                            Its:     President

                                   EXHIBIT A

                CERTIFICATE OF INCORPORATION OF SURVIVING ENTITY

                                   EXHIBIT B

                           BYLAWS OF SURVIVING ENTITY

                                   EXHIBIT C

                        FORM OF CERTIFICATE OF AMENDMENT

                                   EXHIBIT D

                         FORM OF CERTIFICATE OF MERGER

                                                                EXHIBIT 2.5(e)-1

                     RESTATED CERTIFICATE OF INCORPORATION
                                       OF
                             UNITEDGLOBALCOM, INC.


                      [TO COME -- THE NEXT PAGE IS A-126]

                                                                EXHIBIT 2.5(e)-2

                                     BYLAWS

                                       OF

                               UGC HOLDINGS, INC.

                           Adopted             , 2002

                                INDEX TO BYLAWS
                                       OF
                               UGC HOLDINGS, INC.


SECTION                                                                             PAGE
-------                                                                             -----
ARTICLE I            OFFICES.....................................................   A-129
  SECTION 1.01       Business Offices............................................   A-129
  SECTION 1.02       Registered Office...........................................   A-129
ARTICLE II           STOCKHOLDERS................................................   A-129
  SECTION 2.01       Annual Meeting..............................................   A-129
  SECTION 2.02       Special Meetings............................................   A-129
  SECTION 2.03       Place of Meeting............................................   A-129
  SECTION 2.04       Notice of Meetings..........................................   A-129
  SECTION 2.05       Fixing Date for Determination of Stockholders of Record.....   A-130
  SECTION 2.06       Voting List.................................................   A-130
  SECTION 2.07       Proxies.....................................................   A-130
  SECTION 2.08       Quorum and Manner of Acting.................................   A-130
  SECTION 2.09       Action Without a Meeting....................................   A-131
ARTICLE III          BOARD OF DIRECTORS..........................................   A-131
  SECTION 3.01       General Powers..............................................   A-131
  SECTION 3.02       Number, Tenure and Qualifications...........................   A-131
  SECTION 3.03       Resignation.................................................   A-131
  SECTION 3.04       Regular Meetings............................................   A-132
  SECTION 3.05       Special Meetings............................................   A-132
  SECTION 3.06       Meetings by Telephone.......................................   A-132
  SECTION 3.07       Notice of Meetings..........................................   A-132
  SECTION 3.08       Quorum and Manner of Acting.................................   A-132
  SECTION 3.09       Action Without a Meeting....................................   A-132
  SECTION 3.10       Executive and Other Committees..............................   A-132
  SECTION 3.11       Compensation................................................   A-133
ARTICLE IV           OFFICERS....................................................   A-133
  SECTION 4.01       Number and Qualifications...................................   A-133
  SECTION 4.02       Election and Term of Office.................................   A-133
  SECTION 4.03       Compensation................................................   A-133
  SECTION 4.04       Resignation.................................................   A-133
  SECTION 4.05       Removal.....................................................   A-133
  SECTION 4.06       Vacancies...................................................   A-134
  SECTION 4.07       Authority and Duties........................................   A-134
  SECTION 4.08       Surety Bonds................................................   A-135
ARTICLE V            STOCK.......................................................   A-135
  SECTION 5.01       Issuance of Shares..........................................   A-135
  SECTION 5.02       Transfer of Shares..........................................   A-135
  SECTION 5.03       Registered Holders..........................................   A-135
  SECTION 5.04       Transfer Agents, Registrars and Paying Agents...............   A-136
ARTICLE VI           INDEMNIFICATION.............................................   A-136
  SECTION 6.01       Directors and Officers......................................   A-136
  SECTION 6.02       Employees and Other Agents..................................   A-136
  SECTION 6.03       Expenses....................................................   A-136
  SECTION 6.04       Enforcement.................................................   A-136
  SECTION 6.05       Non-Exclusivity of Rights...................................   A-137
  SECTION 6.06       Survival of Rights..........................................   A-137

SECTION                                                                             PAGE
-------                                                                             -----
  SECTION 6.07       Insurance...................................................   A-137
  SECTION 6.08       Amendments..................................................   A-137
  SECTION 6.09       Severability................................................   A-137
  SECTION 6.10       Certain Definitions.........................................   A-137
ARTICLE VII          MISCELLANEOUS...............................................   A-138
  SECTION 7.01       Waivers of Notice...........................................   A-138
  SECTION 7.02       Presumption of Assent.......................................   A-138
  SECTION 7.03       Voting of Securities by the Corporation.....................   A-138
  SECTION 7.04       Seal........................................................   A-139
  SECTION 7.05       Fiscal Year.................................................   A-139
  SECTION 7.06       Amendments..................................................   A-139

                                     BYLAWS
                                       OF
                               UGC HOLDINGS, INC.

                                   ARTICLE I

                                    OFFICES

SECTION 1.01 Business Offices. The corporation may have such offices, either within or outside Delaware, as the board of directors may from time to time determine or as the business of the corporation may require.

SECTION 1.02 Registered Office. The registered office of the corporation required by the Delaware General Corporation Law to be maintained in Delaware shall be as set forth in the certificate of incorporation, unless changed as provided by law.

                                   ARTICLE II

                                  STOCKHOLDERS

SECTION 2.01 Annual Meeting. An annual meeting of the stockholders shall be held on such date as may be determined by the board of directors, for the purpose of electing directors and for the transaction of such other business as may come before the meeting. If the day fixed for the annual meeting shall be a legal holiday, such meeting shall be held on the next succeeding business day. If the election of directors shall not be held on the day designated herein for any annual meeting of the stockholders, or at any adjournment thereof, the board of directors shall cause the election to be held at a meeting of the stockholders as soon thereafter as conveniently may be. Failure to hold an annual meeting as required by these bylaws shall not invalidate any action taken by the board of directors or officers of the corporation.

SECTION 2.02 Special Meetings. Except as otherwise required by law or in the certificate of incorporation, special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute, may be called only by the board of directors pursuant to a resolution approved by the affirmative vote of a majority of directors then in office, by the chairman of the board of directors, or at the request of holders of a majority of the Class A Common Stock, Class B Common Stock and Class C Common Stock (as each such term is defined in the certificate of incorporation), voting together as a single class. Such request shall state the purpose or purposes of the proposed meeting.

SECTION 2.03 Place of Meeting. Each meeting of the stockholders shall be held at such place, either within or outside Delaware, as may be designated in the notice of meeting, or, if no place is designated in the notice, at the principal office of the corporation.

SECTION 2.04 Notice of Meetings. Except as otherwise required by law, notice in writing or by electronic transmission of each meeting of the stockholders stating the place, day and hour of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be given, either personally (including delivery by private courier) or by first class, certified or registered mail, or by electronic transmission, to each stockholder of record entitled to notice of such meeting, not less than ten nor more than 60 days before the date of the meeting. Such notice shall be deemed to be given, if personally delivered, when delivered to the stockholder, and, if mailed, when deposited in the United States mail, postage prepaid, directed to the stockholder at his address as it appears on the records of the corporation, and if by electronic transmission, when posted on an electronic network or directed to the stockholder at an electronic mail address at which the stockholder has consented to receive notice. If notice of two consecutive annual meetings and all notices of meetings or the taking of action by written consent without a meeting to any stockholder during the period between such two consecutive annual meetings, or all, and at least two, payments (if sent by first class mail) of dividends or interest on securities during a 12-month period, have been mailed or directed addressed to such person at his address as shown on the records of the corporation and have been returned undeliverable, the giving of such notice to such person shall not be required until another address for such person is delivered to the corporation. When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting the corporation may transact any business that might have been transacted at the original meeting. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting in accordance with the foregoing provisions of this Section 2.04.

SECTION 2.05 Fixing Date for Determination of Stockholders of Record. For the purpose of determining stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for any other lawful action, the board of directors may fix, in advance, a date as the record date for any such determination of stockholders, which date shall be not more than 60 nor less than ten days before the date of such meeting, and not more than 60 days prior to any other action. If no record date is fixed then the record date shall be, for determining stockholders entitled to notice of or to vote at a meeting of stockholders, the close of business on the day next preceding the day on which notice is given, or, if notice is waived, the close of business on the day next preceding the day on which the meeting is held, or, for determining stockholders for any other purpose, the close of business on the day on which the board of directors adopts the resolution relating thereto. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the board of directors may fix a new record date for the adjourned meeting. Notwithstanding the foregoing provisions of this Section 2.05, the record date for determining stockholders entitled to take, or receive notice of, corporate action in writing without a meeting as provided in Section 2.11 shall be determined as provided in such Section.

SECTION 2.06 Voting List. The officer who has charge of the stock ledger of the corporation shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Nothing contained in this Section 2.06 shall require the corporation to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, for a period of at least ten days prior to the meeting, either (a) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (b) during ordinary business hours, at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. In the event that the corporation determines to make the list available on an electronic network, the corporation may take reasonable steps to ensure that such information is available only to stockholders of the corporation. If the meeting is to be held at a place, the list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting.

SECTION 2.07 Proxies. Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for him by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.

SECTION 2.08 Quorum and Manner of Acting. At all meetings of stockholders, a majority of the combined voting power of the outstanding shares of the corporation entitled to vote, represented in person or by proxy, shall constitute a quorum. If a quorum is present, the affirmative vote of a majority of the shares represented at a meeting at which a quorum is present and entitled to vote on the subject matter shall be the act of the stockholders, unless the vote of a greater proportion or number or voting by classes is otherwise required by law, the certificate of incorporation or these bylaws. In the absence of a quorum, a majority of the shares so represented may adjourn the meeting from time to time in accordance with Section 2.04, until a quorum shall be present or represented.

SECTION 2.09  Action Without a Meeting.

     (a) Written Consent. Unless otherwise provided in the certificate of incorporation, any action required or permitted to be taken at any meeting of the stockholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted (which consent may be signed in counterparts). Every written consent shall bear the date of signature of each stockholder who signs the consent and no written consent shall be effective to take the corporate action referred to therein unless, within 60 days of the earliest dated consent delivered to the corporation in the manner required by the Delaware General Corporation Law, written consents signed by a sufficient number of stockholders to take the action are delivered to the corporation in the manner required by the Delaware General Corporation Law.

     (b) Determination of Stockholders Entitled to Act By Consent. For purposes of determining stockholders entitled to consent to corporate action in writing without a meeting, the board of directors may fix, in advance, a date as the record date for any such determination of stockholders, which date shall be not more than ten days after the date upon which the resolution fixing the record date is adopted by the board of directors. If no record date has been fixed by the board of directors, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the board of directors is required by the Delaware General Corporation Law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the corporation in the manner required by the Delaware General Corporation Law. If no record date has been fixed by the board of directors and prior action by the board of directors is required by the Delaware General Corporation Law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be the close of business on the day on which the board of directors adopts the resolution taking such prior action.

     (c) Notice to Non-Consenting Stockholders. Prompt written notice of the taking of corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing. Such notice shall be given in accordance with the applicable provisions of Section 2.04.

                                  ARTICLE III

                               BOARD OF DIRECTORS

SECTION 3.01 General Powers. The business and affairs of the corporation shall be managed by or under the direction of its board of directors, except as otherwise provided in the Delaware General Corporation Law or the certificate of incorporation.

SECTION 3.02 Number, Tenure and Qualifications. Except as otherwise provided in the certificate of incorporation, the number of directors of the corporation and the manner of electing such directors shall be as set forth from time to time in a resolution of the board of directors. Directors shall be elected at each annual meeting of stockholders. Each director shall hold office until his successor shall have been elected and qualified or until his earlier death, resignation or removal. Directors need not be residents of Delaware or stockholders of the corporation.

SECTION 3.03 Resignation. Any director may resign at any time by giving notice to the corporation in writing or by electronic transmission. A director's resignation shall take effect upon receipt or, if a different time of effectiveness is specified therein, at the time specified therein. Unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

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SECTION 3.04  Regular Meetings.  A regular meeting of the board of directors shall be held immediately after and at the same place as the annual meeting of stockholders, or as soon thereafter as conveniently may be, at the time and place, either within or without Delaware, determined by the board, for the purpose of electing officers and for the transaction of such other business as may come before the meeting. Failure to hold such a meeting, however, shall not invalidate any action taken by any officer then or thereafter in office. The board of directors may provide by resolution the time and place, either within or outside Delaware, for the holding of additional regular meetings without other notice than such resolution.

SECTION 3.05 Special Meetings. Special meetings of the board of directors may be called only by the board of directors pursuant to a resolution approved by the affirmative vote of a majority of the directors then in office. The resolution calling the special meeting of the board of directors may fix any convenient place, either within or outside Delaware, as the place for holding any special meeting of the board of directors.

SECTION 3.06 Meetings by Telephone. Unless otherwise restricted by the certificate of incorporation, members of the board of directors may participate in a meeting of such board by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting in such manner shall constitute presence in person at the meeting.

SECTION 3.07 Notice of Meetings. Notice of each meeting of the board of directors (except those regular meetings for which notice is not required) stating the place, day and hour of the meeting shall be given to each director at least five days prior thereto by the mailing of written notice by first class, certified or registered mail, or at least two days prior thereto by personal delivery (including delivery by private courier) of written notice or by telephone, telegram, telex, cablegram or other similar method, except that in the case of a meeting to be held pursuant to Section 3.07 notice may be given by telephone one day prior thereto. The method of notice need not be the same to each director. Notice shall be deemed to be given when deposited in the United States mail, with postage thereon prepaid, addressed to the director at his business or residence address, when delivered or communicated to the director or when the telegram, telex, cablegram or other form of notice is personally delivered to the director or delivered to the last address of the director furnished by him to the corporation for such purpose. The business to be transacted at, or the purpose of, any meeting of the board of directors shall be specified in the notice or waiver of notice of such meeting.

SECTION 3.08 Quorum and Manner of Acting. Except as otherwise may be required by law, the certificate of incorporation (including, without limitation, paragraph (d) of Article Fifth thereof) or these bylaws, a majority of the number of directors fixed in accordance with these bylaws, present in person, shall constitute a quorum for the transaction of business at any meeting of the board of directors, and the vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the board of directors. If less than a quorum is present at a meeting, the directors present may adjourn the meeting from time to time without further notice other than announcement at the meeting, until a quorum shall be present. No director may vote or act by proxy or power of attorney at any meeting of the board of directors.

SECTION 3.09 Action Without a Meeting. Any action required or permitted to be taken at any meeting of the board of directors or of any committee thereof may be taken without a meeting, without prior notice and without a vote, if all members of the board or committee, as the case may be, consent thereto in writing or by electronic transmission and the writing or writings or electronic transmission or transmissions are filed with the minutes of the proceedings of the board or committee, as the case may be.

SECTION 3.10 Executive and Other Committees. The board of directors may designate one or more committees, each committee to consist of one or more of the directors of the corporation. The board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the board of directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the board of directors, shall have and may exercise all the powers and authority of the board of directors in the management of the business and affairs of the corporation, and may
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authorize the seal of the corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to the following matters: (a) approving or adopting, or recommending to the stockholders, any action or matter expressly required by the Delaware General Corporation Law to be submitted to stockholders for approval or (b) adopting, amending or repealing any bylaw of the corporation. The delegation of authority to any committee shall not operate to relieve the board of directors or any member of the board from any responsibility imposed by law. Subject to the foregoing, the board of directors may provide such powers, limitations and procedures for such committees as the board deems advisable. To the extent the board of directors does not establish other procedures, each committee shall be governed by the procedures set forth in Sections 3.04 (except as they relate to an annual meeting), 3.05 through 3.09 and 7.01 and 7.02 as if the committee were the board of directors. Each committee shall keep regular minutes of its meetings, which shall be reported to the board of directors when required and submitted to the secretary of the corporation for inclusion in the corporate records.

SECTION 3.11 Compensation. Unless otherwise restricted by the certificate of incorporation, the board of directors shall have the authority to fix the compensation of directors. The directors may be paid their expenses, if any, of attendance at each meeting of the board of directors and each meeting of any committee of the board of which he is a member and may be paid a fixed sum for attendance at each such meeting or a stated salary or both a fixed sum and a stated salary. No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

                                   ARTICLE IV

                                    OFFICERS

SECTION 4.01 Number and Qualifications. The officers of the corporation shall consist of a chairman of the board, chief executive officer, a president, a secretary and such other officers, including a vice-chairman or vice-chairmen of the board, one or more vice-presidents, a treasurer and a controller, as may from time to time be elected or appointed by the board. In addition, the board of directors or the chairman of the board may elect or appoint such assistant and other subordinate officers, including assistant vice-presidents, assistant secretaries and assistant treasurers, as it or he shall deem necessary or appropriate. Any number of offices may be held by the same person, except that no person may simultaneously hold the offices of president and secretary.

SECTION 4.02 Election and Term of Office. Except as provided in Sections 4.01 and 4.06, the officers of the corporation shall be elected by the board of directors annually at the first meeting of the board held after each annual meeting of the stockholders as provided in Section 3.06. If the election of officers shall not be held as provided herein, such election shall be held as soon thereafter as may be convenient. Each officer shall hold office until his successor shall have been duly elected and shall have qualified or until the expiration of his term in office if elected or appointed for a specified period of time or until his earlier death, resignation or removal.

SECTION 4.03 Compensation. Officers shall receive such compensation for their services as may be authorized or ratified by the board of directors and no officer shall be prevented from receiving compensation by reason of the fact that he is also a director of the corporation. Election or appointment as an officer shall not of itself create a contract or other right to compensation for services performed by such officer.

SECTION 4.04 Resignation. Any officer may resign at any time, subject to any rights or obligations under any existing contracts between the officer and the corporation, by giving notice to the corporation in writing or by electronic transmission. An officer's resignation shall take effect upon receipt or, if a different time of effectiveness is specified therein, at the time stated therein. Unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

SECTION 4.05 Removal. Any officer may be removed at any time by the board of directors, or, in the case of assistant and other subordinate officers, by the president (whether or not such officer was appointed by the chief executive officer), whenever in its or his judgment, as the case may be, the best interests of the

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corporation will be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Election or appointment of an officer shall not in itself create contract rights.

SECTION 4.06 Vacancies. A vacancy occurring in any office by death, resignation, removal or otherwise may be filled by the board of directors, or, if such office may be filled by the chairman of the board as provided in Section 4.01, by the chairman of the board, for the unexpired portion of the term.

SECTION 4.07 Authority and Duties. The officers of the corporation shall have the authority and shall exercise the powers and perform the duties specified below and as may be additionally specified by the chairman of the board, the board of directors or these bylaws (and in all cases where the duties of any officer are not prescribed by the bylaws or the board of directors, such officer shall follow the orders and instructions of the chairman of the board), except that in any event each officer shall exercise such powers and perform such duties as may be required by law:

     (a) Chairman of the Board. The chairman of the board, who shall be elected from among the directors, shall preside at all meetings of the corporation's stockholders and board of directors and perform such other duties as may be assigned to him from time to time by the board of directors.

     (b) Chief Executive Officer. The chief executive officer shall, subject to the direction and supervision of the board of directors, (i) have general and active control of the affairs of the corporation and general supervision of its officers, agents and employees; (ii) in the absence of the chairman of the board, preside at all meetings of the stockholders and the board of directors; (iii) see that all orders and resolutions of the board of directors are carried into effect; and (iv) perform all other duties incident to the office of chief executive officer and as from time to time may be assigned to him by the board if directors.

     (c) President. The president shall, subject to the direction and supervision of the board of directors, supervise the day to day operations of the company and perform all duties incident to the office of president and as from time to time may be assigned to him by the board of directors. At the request of the chief executive officer or in his absence or in the event of his inability or refusal to act, the president shall perform the duties of the chief executive officer, and when so acting shall have all the powers and be subject to all the restrictions of the chief executive officer.

     (d) Chief Operating Officer. The chief operating officer shall, subject to the direction and supervision of the board of directors, supervise the day to day operations of the corporation and perform all other duties incident to the office of chief operating officer as from time to time may be assigned to him by the chairman of the board, the board of directors or the chief executive officer. At the request of the president, or in his absence or inability or refusal to act, the chief operating officer shall perform the duties of the president, and when so acting shall have all the power of and be subject to all the restrictions upon the president.

     (e) Chief Financial Officer. The chief financial officer shall: (i) be the principal financial officer and treasurer of the corporation and have the care and custody of all funds, securities, evidences of indebtedness and other personal property of the corporation and deposit the same in accordance with the instructions of the board of directors; (ii) receive and give receipts and acquittances for moneys paid in on account of the corporation, and pay out of the funds on hand all bills, payrolls and other just debts of the corporation of whatever nature upon maturity; (iii) unless there is a controller, be the principal accounting officer of the corporation and as such prescribe and maintain the methods and systems of accounting to be followed, keep complete books and records of account, prepare and file all local, state and federal tax returns, prescribe and maintain an adequate system of internal audit and prepare and furnish to the chairman of the board and the board of directors statements of account showing the financial position of the corporation and the results of its operations; (iv) upon request of the board, make such reports to it as may be required at any time; and (v) perform all other duties incident to the office of chief financial officer and treasurer and such other duties as from time to time may be assigned to him by the board of directors or by the chief executive officer. Assistant treasurers, if any, shall have the same powers and duties, subject to the supervision by the chief financial officer. If there is no chief financial

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     officer, these duties shall be performed by the secretary or chief executive officer or other person appointed by the board of directors.

     (f) Vice-Presidents. The vice-president, if any (or if there is more than one then each vice-president), shall assist the president and shall perform such duties as may be assigned to him by the president, the chairman of the board or the board of directors. Assistant vice presidents, if any, shall have such powers and perform such duties as may be assigned to them by the chairman of the board or by the board of directors.

     (g) Secretary. The secretary shall: (i) keep the minutes of the proceedings of the stockholders, the board of directors and any committees of the board; (ii) see that all notices are duly given in accordance with the provisions of these bylaws or as required by law; (iii) be custodian of the corporate records and of the seal of the corporation; (iv) keep at the corporation's registered office or principal place of business within or outside Delaware a record containing the names and addresses of all stockholders and the number and class of shares held by each, unless such a record shall be kept at the office of the corporation's transfer agent or registrar; (v) have general charge of the stock books of the corporation, unless the corporation has a transfer agent; and (vi) in general, perform all duties incident to the office of secretary and such other duties as from time to time may be assigned to him by the president, the chairman of the board or the board of directors. Assistant secretaries, if any, shall have the same duties and powers, subject to supervision by the secretary.

SECTION 4.08 Surety Bonds. The board of directors may require any officer or agent of the corporation to execute to the corporation a bond in such sums and with such sureties as shall be satisfactory to the board, conditioned upon the faithful performance of his duties and for the restoration to the corporation of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the corporation.

                                   ARTICLE V

                                     STOCK

SECTION 5.01 Issuance of Shares. The issuance or sale by the corporation of any shares of its authorized capital stock of any class, including treasury shares, shall be made only upon authorization by the board of directors, except as otherwise may be provided by law or the certificate of incorporation. Every issuance of shares shall be recorded on the books of the corporation maintained for such purpose by or on behalf of the corporation.

SECTION 5.02 Transfer of Shares. Upon presentation and surrender to the corporation or to a transfer agent of the corporation of a certificate of stock duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, payment of all transfer taxes, if any, and the satisfaction of any other requirements of law, including inquiry into and discharge of any adverse claims of which the corporation has notice, the corporation or the transfer agent shall issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction on the books maintained for such purpose by or on behalf of the corporation. No transfer of shares shall be effective until it has been entered on such books. The corporation or a transfer agent of the corporation may require a signature guaranty or other reasonable evidence that any signature is genuine and effective before making any transfer. Transfers of uncertificated shares shall be made in accordance with applicable provisions of law.

SECTION 5.03 Registered Holders. The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

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SECTION 5.04  Transfer Agents, Registrars and Paying Agents.  The board of directors may at its discretion appoint one or more transfer agents, registrars and agents for making payment upon any class of stock, bond, debenture or other security of the corporation. Such agents and registrars may be located either within or outside Delaware. They shall have such rights and duties and shall be entitled to such compensation as may be agreed.

                                   ARTICLE VI

                                INDEMNIFICATION

SECTION 6.01 Directors and Officers. The corporation shall indemnify its directors and officers to the fullest extent not prohibited by the Delaware General Corporation Law or any other applicable law; provided, however, that the corporation may modify the extent of such indemnification by individual contracts with its directors and officers; and, provided, further, that the corporation shall not be required to indemnify any director or officer in connection with any proceeding (or part thereof) initiated by such person unless
(i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the corporation, (iii) such indemnification is provided by the corporation, in its sole discretion, pursuant to the powers vested in the corporation under the Delaware General Corporation Law or any other applicable law or (iv) such indemnification is required to be made under Section 6.04.

SECTION 6.02 Employees and Other Agents. The corporation shall have power to indemnify its employees and other agents as set forth in the Delaware General Corporation Law or any other applicable law. The Board of Directors shall have the power to delegate the determination of whether indemnification shall be given to any such person to such officers or other persons as the Board of Directors shall determine.

SECTION 6.03  Expenses.

     (a) The corporation shall advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any director or officer in connection with such proceeding upon receipt of an undertaking by or on behalf of such person to repay said amounts if it should be determined ultimately that such person is not entitled to be indemnified under this Article VI or otherwise.

     (b)  Notwithstanding the foregoing, unless otherwise determined pursuant to
     Section 6.05, no advance shall be made by the corporation to an officer of the corporation (except by reason of the fact that such officer is or was a director of the corporation, in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to the proceeding, or (ii) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the corporation.

SECTION 6.04 Enforcement. Without the necessity of entering into an express contract, all rights to indemnification and advances to directors and officers under this Article VI shall be deemed to be contractual rights and be effective to the same extent and as if provided for in a contract between the corporation and the director or officer. Any right to indemnification or advances granted by this Article VI to a director or officer shall be enforceable by or on behalf of the person holding such right in any court of competent jurisdiction if (i) the claim for indemnification or advances is denied, in whole or in part, or (ii) no disposition of such claim is made within ninety (90) days of request therefor. The claimant in such enforcement action, if successful in

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whole or in part, shall be entitled to be paid also the expense of prosecuting his claim. In connection with any claim for indemnification, the corporation shall be entitled to raise as a defense to any such action that the claimant has not met the standards of conduct that make it permissible under the Delaware General Corporation Law or any other applicable law for the corporation to indemnify the claimant for the amount claimed. In connection with any claim by an officer of the corporation (except in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such officer is or was a director of the corporation) for advances, the corporation shall be entitled to raise a defense as to any such action clear and convincing evidence that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the corporation, or with respect to any criminal action or proceeding that such person acted without reasonable cause to believe that his conduct was lawful. Neither the failure of the corporation (including its Board of Directors, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he has met the applicable standard of conduct set forth in the Delaware General Corporation Law or any other applicable law, nor an actual determination by the corporation (including its Board of Directors, independent legal counsel or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct. In any suit brought by a director or officer to enforce a right to indemnification or to an advancement of expenses hereunder, the burden of proving that the director or officer is not entitled to be indemnified, or to such advancement of expenses, under this Article VI or otherwise shall be on the corporation.

SECTION 6.05 Non-Exclusivity of Rights. The rights conferred on any person by this Article VI shall not be exclusive of any other right which such person may have or hereafter acquire under any applicable statute, provision of the certificate of incorporation, bylaws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding office. The corporation is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advances, to the fullest extent not prohibited by the Delaware General Corporation Law or any other applicable law.

SECTION 6.06  Survival of Rights.  The rights conferred on any person by this
Article VI shall continue as to a person who has ceased to be a director, officer, employee or other agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

SECTION 6.07 Insurance. To the fullest extent permitted by the Delaware General Corporation Law, or any other applicable law, the corporation, upon approval by the Board of Directors, may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to this Article VI.

SECTION 6.08 Amendments. Any repeal or modification of this Article VI shall only be prospective and shall not affect the rights under this Article VI in effect at the time of the alleged occurrence of any action or omission to act that is the cause of any proceeding against any agent of the corporation.

SECTION 6.09 Severability. If this Article VI or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the corporation shall nevertheless indemnify each director and officer to the full extent not prohibited by any applicable portion of this Article VI that shall not have been invalidated, or by any other applicable law. If this Article VI shall be invalid due to the application of the indemnification provisions of another jurisdiction, then the corporation shall indemnify each director and officer to the full extent under applicable law.

SECTION 6.10 Certain Definitions. For the purposes of this Article VI, the following definitions shall apply:

     (a) The term "proceeding" shall be broadly construed and shall include, without limitation, the investigation, preparation, prosecution, defense, settlement, arbitration and appeal of, and the giving of testimony in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative.

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     (b)  The term "expenses" shall be broadly construed and shall include, without limitation, court costs, attorneys' fees, witness fees, fines, amounts paid in settlement or judgment and any other costs and expenses of any nature or kind incurred in connection with any proceeding.

     (c) The term "corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article VI with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

     (d) References to a "director," "executive officer," "officer," "employee," or "agent" of the corporation shall include, without limitation, situations where such person is serving at the request of the corporation as, respectively, a director, executive officer, officer, employee, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise.

     (e) References to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this Article VI.

                                  ARTICLE VII

                                 MISCELLANEOUS

SECTION 7.01 Waivers of Notice. Whenever notice is required to be given by law, by the certificate of incorporation or by these bylaws, a written waiver thereof, signed by the person entitled to said notice or a waiver by electronic transmission by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting or (in the case of a stockholder) by proxy shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting was not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any meeting need be specified in any written waiver of notice or waiver of notice by electronic transmission unless required by these bylaws to be included in the notice of such meeting.

SECTION 7.02 Presumption of Assent. A director or stockholder of the corporation who is present at a meeting of the board of directors or stockholders at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent to such action with the person acting as the secretary of the meeting before the adjournment thereof or shall forward such dissent by registered mail to the secretary of the corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a director or stockholder who voted in favor of such action.

SECTION 7.03 Voting of Securities by the Corporation. Unless otherwise provided by resolution of the board of directors, on behalf of the corporation the chairman of the board, chief executive officer, president, secretary, treasurer or any vice-president shall attend in person or by substitute appointed by him, or shall execute written instruments appointing a proxy or proxies to represent the corporation at, all meetings of the stockholders of any other corporation, association or other entity in which the corporation holds any stock or other securities, and may execute written waivers of notice with respect to any such meetings. At all such meetings and otherwise, the chairman of the board, chief executive officer, president, secretary, treasurer or any vice-president, in person or by substitute or proxy as aforesaid, may vote the stock or other securities so held by the corporation and may execute written consents and any other instruments with respect to such stock or securities and may exercise any and all rights and powers incident to the ownership of said stock or securities, subject, however, to the instructions, if any, of the board of directors.

SECTION 7.04 Seal. The corporate seal of the corporation shall be in such form as adopted by the board of directors, and any officer of the corporation may, when and as required, affix or impress the seal, or a facsimile thereof, to or on any instrument or document of the corporation.

SECTION 7.05 Fiscal Year. The fiscal year of the corporation shall be as established by the board of directors.

SECTION 7.06 Amendments. These bylaws may be amended or repealed only in the manner set forth in the certificate of incorporation.

                                                                  EXHIBIT 6.1(b)

                             UNITEDGLOBALCOM, INC.
                           CERTIFICATE OF DESIGNATION

                                ESTABLISHING THE

             VOTING POWERS, DESIGNATIONS, PREFERENCES, LIMITATIONS,
                      RESTRICTIONS, AND RELATIVE RIGHTS OF

                      SERIES E CONVERTIBLE PREFERRED STOCK

                             ---------------------

                         PURSUANT TO SECTION 151 OF THE
                GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

                             ---------------------

UNITEDGLOBALCOM, INC., a corporation organized and existing under the General Corporation Law of the State of Delaware (the "Issuer"), does hereby certify that (i) pursuant to authority conferred upon the Board of Directors of the Issuer by its Second Restated Certificate of Incorporation, as amended to date, and pursuant to the provisions of Section 151 of the Delaware General Corporation Law (the "DGCL"), the Board of Directors of the Issuer has authorized the creation and issuance of shares of the Issuer's Series E Convertible Preferred Stock (the "Series E Preferred Stock") and appointed a committee to fix the designations, preferences and rights of such Series E Preferred Stock and (ii) the following resolution fixing the designations, preferences and rights of such Series E Preferred Stock was duly adopted by such
committee of the Board of Directors of the Issuer on             , 2002, which
resolution remains in full force and effect. Certain capitalized terms used herein are defined in Section 7.

     RESOLVED, that pursuant to the authority expressly granted to and vested in the Board of Directors of the Issuer by the provisions of its Second Restated Certificate of Incorporation as amended from time to time (the "Certificate of Incorporation"), and pursuant to Section 151(g) of the General Corporation Laws of the State of Delaware, from the 3,000,000 shares of Preferred Stock, $0.01 par value per share, of the Issuer authorized to be issued pursuant to the Certificate of Incorporation (the "Preferred Stock"), there shall be a series of Preferred Stock designated the Series E Convertible Preferred Stock, having the number of shares and, to the extent that the designations, powers, preferences and relative and other special rights and the qualifications, limitations and restrictions of such Preferred Stock are not stated and expressed in the Certificate of Incorporation, the powers, preferences and relative and other special rights and the qualifications, limitations and restrictions thereof, as follows:

1.  DESIGNATION AND NUMBER OF SHARES

1.1 The series of Preferred Stock will be known as the Series E Convertible Preferred Stock.

1.2 The Series E Preferred Stock will consist of 1,500 shares of the authorized but unissued shares of Preferred Stock of the Issuer.

2.  DIVIDENDS, DISTRIBUTIONS, SUBDIVISIONS, COMBINATIONS AND RECLASSIFICATIONS

2.1 Holders of Series E Preferred Stock will not be entitled to receive any dividends or distributions with respect to shares of Series E Preferred Stock except as set forth in Section 5 hereof.

2.2 The Issuer may not make or pay any distribution or dividend in shares of Series E Preferred Stock, and may not effect any subdivision, combination or reclassification of shares of Series E Preferred Stock.

3.  RANKING

3.1 The Series E Preferred Stock will, with respect to distributions upon the liquidation, winding up or dissolution of the Issuer, rank:

     (a) senior to (i) all classes of Common Stock and (ii) each series of Preferred Stock that is established after the date of this Certificate of Designation, the terms of which do not expressly provide that such series will rank senior to or on a parity with the Series E Preferred Stock as to distributions upon the liquidation, winding up or dissolution of the Issuer (collectively, with the Common Stock, referred to as the "Junior Securities");

     (b) on a parity with each series of Preferred Stock issued that is established after the date of this Certificate of Designation, the terms of which expressly provide that such series will rank on a parity with the Series E Preferred Stock as to distributions upon the liquidation, winding up or dissolution of the Issuer (collectively referred to as "Parity Securities"); and

     (c) junior to (i) each series of Preferred Stock that is authorized as of the date hereof and (ii) each series of Preferred Stock that is established after the date of this Certificate of Designation, the terms of which expressly provide that such series will rank senior to the Series E Preferred Stock as to distributions upon liquidation, winding up or dissolution of the Issuer (collectively referred to as "Senior Securities").

4.  CONVERSION

4.1 If the Merger Agreement is terminated, then, following such termination, each share of Series E Preferred Stock shall automatically convert into
[          ] shares of Class A Stock (as adjusted from time to time to appropriately reflect the effect of any stock splits, reverse splits, stock dividends, combinations and other similar events affecting the shares of Class A Stock and occurring after the date of issuance of the Series E Preferred Stock).(1)

4.2 On the effective date of the conversion of the Series E Preferred Stock pursuant to Section 4.1, all rights with respect to the shares of Series E Preferred Stock so converted, including the rights, if any, to receive notices, will terminate, except the rights of Holders thereof to (1) receive certificates for the number of shares of Class A Stock into which such shares of Series E Preferred Stock have been converted; and (2) exercise the rights to which they are entitled as Holders of Class A Stock.

4.3 The Issuer shall at all times reserve and keep available for issuance upon the conversion of the Series E Preferred Stock, free from preemptive rights, such number of its authorized but unissued shares of Class A Stock as will from time to time be sufficient to permit the conversion of all outstanding shares of Series E Preferred Stock, and shall take all action required to increase the authorized number of shares of each class of Class A Stock if at any time there shall be insufficient authorized unissued shares of Class A Stock to permit such reservation or to permit the conversion of all outstanding shares of Series E Preferred Stock.

4.4 If any shares of Class A Stock that would be issuable upon conversion pursuant to this Section 4 require registration with or approval of any Governmental Authority before such shares may be issued upon conversion, the Issuer will as expeditiously as possible cause such shares to be duly registered or approved, as the case may be. The Issuer will use commercially reasonable efforts to list the shares of Class A Stock required to be delivered upon conversion of shares of Series E Preferred Stock prior to such delivery upon the principal national securities exchange or association, if any, upon which the outstanding Class A Stock is listed at the time of such delivery.

------------
(1) Each share of Series E Preferred Stock will convert pursuant to this provision into a number of shares of United Class A Stock equal to 1/1,500th of the result (rounded down to the nearest share) of (A) the quotient of X divided by Y minus (B) X. For purposes of the foregoing, "X" shall be equal to the aggregate number of shares of United Class A Stock and United Class B Stock outstanding immediately prior to the Closing and "Y" shall be equal to 0.995049505.

4.5 The issuance or delivery of certificates evidencing shares of Class A Stock upon the conversion of shares of Series E Preferred Stock shall be made without charge to the Holder of shares of Series E Preferred Stock for such certificates or for any tax in respect of the issuance or delivery of such certificates or the securities represented thereby, and such certificates shall be issued or delivered in the respective names of the Holders of the shares of Series E Preferred Stock so converted. Certificates for shares of Series E Preferred Stock shall bear such legends as the Issuer shall from time to time reasonably deem appropriate.

4.6 No fractional shares of Class A Stock or securities representing fractional shares of Class A Stock will be issued upon conversion of the Series E Preferred Stock. If more than one share of Series E Preferred Stock is held by a particular Holder at the time of such conversion, the number of full shares of Class A Stock that shall be issuable upon conversion thereof shall be computed on the basis of the aggregate number of shares of Series E Preferred Stock held by such Holder. Any fractional shares of Class A Stock shall instead be rounded down to the nearest whole share if such fraction is less than 0.5 and rounded up to the nearest whole share if such fraction is equal to or greater than 0.5 and the Issuer shall issue upon such conversion the appropriate number of full shares of Class A Stock.

4.7 Each share of Class A Stock delivered to a Holder as a result of the conversion of any shares of Series E Preferred Stock pursuant to this Section 4 shall be accompanied by any rights associated generally with each other share of Class A Stock outstanding as of the effective date of the conversion.

5.  LIQUIDATION PREFERENCE

5.1 Upon any voluntary or involuntary liquidation, dissolution or winding up of the Issuer, a Holder of a share of Series E Preferred Stock will be entitled to be paid, out of assets of the Issuer available for distribution, the Liquidation Preference of such share, and no other amount with respect to such share, before any distribution is made on any Junior Securities.

5.2 If, upon any voluntary liquidation, dissolution or winding up of the Issuer, the amounts payable with respect to the Liquidation Preference of the Series E Preferred Stock and the liquidation preferences of all other Parity Securities are not paid in full, the Holders of the Series E Preferred Stock and the Parity Securities will share pro rata in proportion to the full distribution to which each would otherwise be entitled in such liquidation, dissolution or winding up.

5.3 Neither the sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of the property or business of the Issuer (other than in connection with the winding up of its business), nor the merger (including without limitation the New United/Old United Merger) or consolidation of the Issuer with or into any other Person, will be deemed to be a dissolution, liquidation, or winding up, voluntary or involuntary, of the Issuer.

6.  NO VOTING RIGHTS

6.1 Holders of the Series E Preferred Stock have no voting rights except as required by law.

6.2 To the fullest extent permitted by law and the Certificate of Incorporation of the Issuer, any action that may be taken by a vote of the Series E Preferred Stock voting as a separate class may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, shall be signed by the Holders of outstanding shares of Series E Preferred Stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of Series E Preferred Stock entitled to vote thereon were present and voted and shall be delivered to the Issuer by delivery to its registered office in the State of Delaware, the Issuer's principal place of business, or an officer or agent of the Issuer having custody of the books in which proceedings of meetings of stockholders are recorded.

7.  CERTAIN DEFINITIONS

Set forth below are certain defined terms used in this Certificate of Designation.

7.1 "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement of or otherwise.

7.2  "Business Day" means any day other than a Legal Holiday.

7.3 "Capital Stock" means any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock or partnership or membership interests, whether common or preferred.

7.4 "Class A Stock" means the Class A Common Stock, par value $.01 per share, of the Issuer and any securities, cash or property into which the Class A Common Stock may be changed or for which the Class A Common Stock may be exchanged.

7.5 "Class B Stock" means the Class B Common Stock, par value $.01 per share, of the Issuer and any securities, cash or property into which the Class B Common Stock may be changed or for which the Class B Common Stock may be exchanged.

7.6 "Common Stock" means the Class A Stock and Class B Stock and each such class.

7.7 "Control" and derivative terms mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of another Person, whether through the ownership of voting securities, by contract or otherwise.

7.8 "Holder" means a Person in whose name shares of Capital Stock are registered.

7.9 "Issuer" means UnitedGlobalCom, Inc., a Delaware corporation and any successor thereto by merger, consolidation, transfer of all or substantially all its assets or otherwise.

7.10  "Junior Securities" is as defined in Section 3.1.

7.11 "Legal Holiday" means a Saturday, a Sunday or a day on which banking institutions in New York, New York, Denver, Colorado or at a place payment is to be received or shares delivered on conversion are authorized by law, regulation or executive order to remain closed.

7.12 "Liquidation Preference" means [$10,000] per share of Series E Preferred Stock.

7.13  "Merger Agreement" means the Agreement and Plan of Restructuring and
Merger, dated as of             , 2002, among the Issuer, New UnitedGlobalCom,
Inc., United/New United Merger Sub, Inc., Liberty Media Corporation, Liberty Media International, Inc., Liberty Global, Inc., and the Persons indicated as "Founders" on the signature pages thereto.

7.14 "New United/Old United Merger" means the merger of United/New United Merger Sub, Inc. with and into the Issuer, with the Issuer as the surviving entity in such merger, as contemplated by the Merger Agreement.

7.15  "Parity Securities" is as defined in Section 3.1.

7.16 "Person" means any individual, corporation, partnership, limited liability company, joint venture, association, joint stock issuer, interest, trust or unincorporated organization (including any subdivision or ongoing business of any such entity or substantially all of the assets of any such entity, subdivision or business).

7.17 "Preferred Stock" means the Preferred Stock, par value $.01 per share, of the Issuer.

7.18  The "Registrar" shall be as established pursuant to Section 8 hereof.

7.19  "Senior Securities" is as defined in Section 3.1.

7.20 "Series E Preferred Stock" means the Series E Preferred Stock authorized by this Certificate of Designation.

7.21 "Subscription Agreements" means the UnitedGlobalCom, Inc. Series E Convertible Preferred Stock Subscription Agreements, dated as of
[               ], 2002, among the Issuer, on the one hand, and
[               ], on the other hand, relating to the purchase and sale of an aggregate of 1,500 shares of Series E Preferred Stock.

8.  REGISTRAR

8.1 The Issuer shall maintain an office or agency where shares of Series E Preferred Stock may be presented for transfer (the "Registrar"). The Issuer may appoint the Registrar in such location as it shall determine. Notwithstanding the foregoing, the Issuer may act as the Registrar. The initial Registrar for the Series E Preferred Stock shall be the Issuer.

9.  TRANSFER OF SHARES; REPLACEMENT OF SHARES

9.1 No transfer of shares of Series E Preferred Stock shall be effected unless such transfer complies with the terms of the Subscription Agreement. Any transfer of shares of Series E Preferred Stock shall be effected by delivery to the Registrar (or, if no Registrar is appointed, the Issuer) of the certificate or certificates evidencing such shares of Series E Preferred Stock (or an affidavit as to the loss, theft or destruction thereof) and a duly executed assignment substantially in the form attached hereto as Exhibit A.

9.2 The Issuer shall issue a new certificate representing shares of Series E Preferred Stock in place of any such certificate theretofore issued by it that has been lost, stolen or destroyed upon the delivery of an affidavit executed by the Holder of the shares of Series E Preferred Stock represented by such lost, stolen or destroyed certificate, or such Holder's legal representative, to such effect. The Issuer shall not require the posting of any bond in connection with the issuance of such replacement certificate.

10.  OTHER PROVISIONS

10.1 All notices, requests or demands under this Certificate of Designation will be in writing and will be deemed to have been duly given or delivered (a) when personally delivered, (b) when delivered by facsimile transmission upon telephone confirmation of the receipt thereof, or (c) one Business Day after being given to an express courier with a reliable system for tracking delivery, postage prepaid, and addressed (x) if to the Issuer, to: UnitedGlobalCom, Inc., 4643 South Ulster Street, Suite 1300, Denver, Colorado 80237, Attn: General Counsel, or to such other address provided by the Issuer by notice to each Holder of Series E Preferred Stock, (y) if to the Registrar, to the Issuer at the address indicated above and (z) if to a Holder of Series E Preferred Stock, to such address indicated for such Holder on the stock transfer books of the Issuer at the time such notice is sent. With respect to any notice to a Holder of shares of the Series E Preferred Stock required to be provided hereunder, neither failure to mail such notice, nor any defect therein or in the mailing thereof, to any particular Holder shall affect the sufficiency of the notice or the validity of the proceedings referred to in such notice with respect to the other Holders of Series E Preferred Stock or affect the legality or validity of any distribution, reclassification, consolidation, merger, conveyance, transfer, dissolution, liquidation or winding up, or the vote upon any such action.

10.2 If the date upon which any share delivery, payment, notice or other action is, by the terms of this Certificate of Designation, required to be made or taken is not a Business Day, such share delivery, payment or other action shall instead be made or taken on the next succeeding Business Day.

10.3 Shares of Series E Preferred Stock issued and reacquired will be retired and canceled promptly after reacquisition thereof and, upon compliance with the applicable requirements of Delaware law, have the status of authorized but unissued shares of Preferred Stock of the Issuer undesignated as to series and may with any and all other authorized but unissued shares of Preferred Stock of the Issuer be designated or redesignated and issued or reissued, as the case may be, as part of any series of Preferred Stock of the Issuer other than Series E Preferred Stock.

10.4  Fractional shares of Series E Preferred Stock may not be issued.

10.5 Any Holder of shares of Series E Preferred Stock may proceed to protect and enforce its rights by any available remedy by proceeding at law or in equity to protect and enforce any such rights, whether for the specific enforcement of any provision in this Certificate of Designation or in aid of the exercise of any power granted herein, or to enforce any other proper remedy.

10.6  The shares of Series E Preferred Stock shall not be subject to redemption.

IN WITNESS WHEREOF, UnitedGlobalCom, Inc. caused this Certificate of Designation
to be signed this   day of       , 2002.

                                          UNITEDGLOBALCOM, INC.

                                          By:
                                            ------------------------------------
                                          Name:
                                          Title:

                                                                       EXHIBIT A

                               FORM OF ASSIGNMENT

FOR VALUE RECEIVED, the undersigned assigns and transfers [          ] shares of
the Series E Convertible Preferred Stock, $.01 par value per share ("Series E Preferred Stock"), of UnitedGlobalCom, Inc., evidenced by the attached certificate or certificates (or evidenced by a certificate or certificates that have been lost, stolen or destroyed, as stated in the attached affidavit) and standing in the undersigned's name on the stock transfer books of the Issuer, to:

                               [Assignee's Name]

           [Assignee's social security or tax identification number]

                       [Assignee's address and zip code]

and irrevocably appoints [                ] as agent to transfer such shares of
Series E Preferred Stock on the stock transfer books of the Issuer. Such agent may appoint another to act on his or her behalf.

Date: -------------------------            Signature*: -------------------------

* Sign exactly as the shares of Series E Preferred Stock are registered on the stock transfer books of the Issuer.

Signature Guarantee**: -------------------------

** Signature must be guaranteed by an "eligible guarantee institution" (i.e., a bank, stockbroker, savings and loan association or credit union) meeting the requirements of the Registrar (as defined in the Certificate of Designation designating the Series E Preferred Stock), which requirements include membership or participation in the Securities Transfer Agents Medallion Program ("STAMP") or such other "signature guarantee program" as may be determined by the Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.

                                                                EXHIBIT 6.2(a)-1



                          CERTIFICATE OF INCORPORATION



                                       OF



                       UNITED/NEW UNITED MERGER SUB, INC.



     The undersigned hereby establishes a corporation pursuant to the Delaware General Corporation Law, and for such purpose hereby certifies as follows:



     FIRST. The name of the corporation is United/New United Merger Sub, Inc.



     SECOND. The address of its registered office in the State of Delaware is 1209 Orange Street in the City of Wilmington, County of New Castle 19801. The name of its registered agent at such address is The Corporation Trust Company.



     THIRD. The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activities for which corporations may be organized under the Delaware General Corporation Law.



     FOURTH. (a) The aggregate number of shares that the corporation shall have authority to issue is 3,030 shares of common stock, each having a par value of $.01, divided into 15 shares of Class A common stock, 15 shares of Class B common stock and 3,000 shares of Class C common stock. The rights and privileges of each class of common stock shall be identical in all respects.



        (b) Cumulative voting shall not be allowed in the election of directors or for any other purpose.



        (c) No stockholder of the corporation shall have any preemptive or similar right to subscribe for any additional shares of stock, or for other securities of any class, or for rights, warrants or options to purchase stock or for scrip, or for securities of any kind convertible into stock or carrying stock purchase warrants or privileges.



     FIFTH.The name and mailing address of the incorporator is:



          Stephen E. Brilz


          1700 Lincoln, Suite 4100


          Denver, Colorado 80203



     SIXTH. The name and mailing address of the person who is to serve as the initial director until the first annual meeting of stockholders or until his successor is elected and has qualified is:



      NAME                   MAILING ADDRESS
      ----                   ---------------
Gene W. Schneider  4643 South Ulster Street, Suite 1300
                   Denver, Colorado 80237



     SEVENTH. To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or may hereafter be amended, a director of the corporation shall not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of this Article by the stockholders of the corporation shall be prospective only and shall not adversely affect any right or protection of a director of the corporation existing at the time of such repeal or modification.



     EIGHTH. Elections of directors need not be by written ballot unless the bylaws of the corporation so provide.



     NINTH. The board of directors of the corporation is expressly authorized to make, alter or repeal the bylaws of the corporation.



     TENTH. The Corporation hereby elects not to be governed by Section 203 of the General Corporation Law of the State of Delaware.

     Dated this 29th day of November, 2001.



                                                 /s/ STEPHEN E. BRILZ

                                          --------------------------------------

                                             Stephen E. Brilz -- Incorporator


                                                 Holme Roberts & Owen LLP


                                             1700 Lincoln Street, Suite 4100


                                               Denver, Colorado 80203-4541


                                                       303-861-7000



                   [NO NOTARIZATION OR VERIFICATION REQUIRED]

                                                                EXHIBIT 6.2(a)-2

                                     BYLAWS

                                       OF

                       UNITED/NEW UNITED MERGER SUB, INC.

                            Adopted           , 2001

                                INDEX TO BYLAWS
                                       OF
                       UNITED/NEW UNITED MERGER SUB, INC.


SECTION                                                                             PAGE
-------                                                                             -----
ARTICLE I            OFFICES
  SECTION 1.01       Business Offices............................................   A-152
  SECTION 1.02       Registered Office...........................................   A-152
ARTICLE II           STOCKHOLDERS
  SECTION 2.01       Annual Meeting..............................................   A-152
  SECTION 2.02       Special Meetings............................................   A-152
  SECTION 2.03       Place of Meeting............................................   A-152
  SECTION 2.04       Notice of Meetings..........................................   A-152
  SECTION 2.05       Fixing Date for Determination of Stockholders of Record.....   A-153
  SECTION 2.06       Voting List.................................................   A-153
  SECTION 2.07       Proxies.....................................................   A-153
  SECTION 2.08       Quorum and Manner of Acting.................................   A-153
  SECTION 2.09       Action Without a Meeting....................................   A-154
ARTICLE III          BOARD OF DIRECTORS
  SECTION 3.01       General Powers..............................................   A-154
  SECTION 3.02       Number, Tenure and Qualifications...........................   A-154
  SECTION 3.03       Resignation.................................................   A-154
  SECTION 3.04       Regular Meetings............................................   A-154
  SECTION 3.05       Special Meetings............................................   A-155
  SECTION 3.06       Meetings by Telephone.......................................   A-155
  SECTION 3.07       Notice of Meetings..........................................   A-155
  SECTION 3.08       Quorum and Manner of Acting.................................   A-155
  SECTION 3.09       Action Without a Meeting....................................   A-155
  SECTION 3.10       Executive and Other Committees..............................   A-155
  SECTION 3.11       Compensation................................................   A-156
ARTICLE IV           OFFICERS
  SECTION 4.01       Number and Qualifications...................................   A-156
  SECTION 4.02       Election and Term of Office.................................   A-156
  SECTION 4.03       Compensation................................................   A-156
  SECTION 4.04       Resignation.................................................   A-156
  SECTION 4.05       Removal.....................................................   A-156
  SECTION 4.06       Vacancies...................................................   A-156
  SECTION 4.07       Authority and Duties........................................   A-157
  SECTION 4.08       Surety Bonds................................................   A-158
ARTICLE V            STOCK
  SECTION 5.01       Issuance of Shares..........................................   A-158
  SECTION 5.02       Transfer of Shares..........................................   A-158
  SECTION 5.03       Registered Holders..........................................   A-158
  SECTION 5.04       Transfer Agents, Registrars and Paying Agents...............   A-158
ARTICLE VI           INDEMNIFICATION
  SECTION 6.01       Directors and Officers......................................   A-159
  SECTION 6.02       Employees and Other Agents..................................   A-159
  SECTION 6.03       Expenses....................................................   A-159
  SECTION 6.04       Enforcement.................................................   A-159
  SECTION 6.05       Non-Exclusivity of Rights...................................   A-160
  SECTION 6.06       Survival of Rights..........................................   A-160

SECTION                                                                             PAGE
-------                                                                             -----
  SECTION 6.07       Insurance...................................................   A-160
  SECTION 6.08       Amendments..................................................   A-160
  SECTION 6.09       Severability................................................   A-160
  SECTION 6.10       Certain Definitions.........................................   A-160
ARTICLE VII          MISCELLANEOUS
  SECTION 7.01       Waivers of Notice...........................................   A-161
  SECTION 7.02       Presumption of Assent.......................................   A-161
  SECTION 7.03       Voting of Securities by the Corporation.....................   A-161
  SECTION 7.04       Seal........................................................   A-162
  SECTION 7.05       Fiscal Year.................................................   A-162
  SECTION 7.06       Amendments..................................................   A-162

                                     BYLAWS
                                       OF
                       UNITED/NEW UNITED MERGER SUB, INC.

                                   ARTICLE I

                                    OFFICES

SECTION 1.01 Business Offices. The corporation may have such offices, either within or outside Delaware, as the board of directors may from time to time determine or as the business of the corporation may require.

SECTION 1.02 Registered Office. The registered office of the corporation required by the Delaware General Corporation Law to be maintained in Delaware shall be as set forth in the certificate of incorporation, unless changed as provided by law.

                                   ARTICLE II

                                  STOCKHOLDERS

SECTION 2.01 Annual Meeting. An annual meeting of the stockholders shall be held on such date as may be determined by the board of directors, for the purpose of electing directors and for the transaction of such other business as may come before the meeting. If the day fixed for the annual meeting shall be a legal holiday, such meeting shall be held on the next succeeding business day. If the election of directors shall not be held on the day designated herein for any annual meeting of the stockholders, or at any adjournment thereof, the board of directors shall cause the election to be held at a meeting of the stockholders as soon thereafter as conveniently may be. Failure to hold an annual meeting as required by these bylaws shall not invalidate any action taken by the board of directors or officers of the corporation.

SECTION 2.02 Special Meetings. Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute, may be called only by the Chairman of the board of directors or by the board of directors pursuant to a resolution approved by the affirmative vote of a majority of directors then in office. Such request shall state the purpose or purposes of the proposed meeting.

SECTION 2.03 Place of Meeting. Each meeting of the stockholders shall be held at such place, either within or outside Delaware, as may be designated in the notice of meeting, or, if no place is designated in the notice, at the principal office of the corporation.

SECTION 2.04 Notice of Meetings. Except as otherwise required by law, notice in writing or by electronic transmission of each meeting of the stockholders stating the place, day and hour of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be given, either personally (including delivery by private courier) or by first class, certified or registered mail, or by electronic transmission, to each stockholder of record entitled to notice of such meeting, not less than ten nor more than 60 days before the date of the meeting. Such notice shall be deemed to be given, if personally delivered, when delivered to the stockholder, and, if mailed, when deposited in the United States mail, postage prepaid, directed to the stockholder at his address as it appears on the records of the corporation, and if by electronic transmission, when posted on an electronic network or directed to the stockholder at an electronic mail address at which the stockholder has consented to receive notice. If notice of two consecutive annual meetings and all notices of meetings or the taking of action by written consent without a meeting to any stockholder during the period between such two consecutive annual meetings, or all, and at least two, payments (if sent by first class mail) of dividends or interest on securities during a 12-month period, have been mailed or directed addressed to such person at his address as shown on the records of the corporation and have been returned undeliverable, the giving of such notice to such person shall not be required until another address for such person is delivered to the corporation. When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting the corporation may transact any business that might have been transacted at the original meeting. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting in accordance with the foregoing provisions of this Section 2.04.

SECTION 2.05 Fixing Date for Determination of Stockholders of Record. For the purpose of determining stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for any other lawful action, the board of directors may fix, in advance, a date as the record date for any such determination of stockholders, which date shall be not more than 60 nor less than ten days before the date of such meeting, and not more than 60 days prior to any other action. If no record date is fixed then the record date shall be, for determining stockholders entitled to notice of or to vote at a meeting of stockholders, the close of business on the day next preceding the day on which notice is given, or, if notice is waived, the close of business on the day next preceding the day on which the meeting is held, or, for determining stockholders for any other purpose, the close of business on the day on which the board of directors adopts the resolution relating thereto. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the board of directors may fix a new record date for the adjourned meeting. Notwithstanding the foregoing provisions of this Section 2.05, the record date for determining stockholders entitled to take, or receive notice of, corporate action in writing without a meeting as provided in Section 2.11 shall be determined as provided in such Section.

SECTION 2.06 Voting List. The officer who has charge of the stock ledger of the corporation shall prepare and make, at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Nothing contained in this Section 2.06 shall require the corporation to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, for a period of at least ten days prior to the meeting, either (a) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (b) during ordinary business hours, at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. In the event that the corporation determines to make the list available on an electronic network, the corporation may take reasonable steps to ensure that such information is available only to stockholders of the corporation. If the meeting is to be held at a place, the list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting.

SECTION 2.07 Proxies. Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for him by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period.

SECTION 2.08 Quorum and Manner of Acting. At all meetings of stockholders, a majority of the combined voting power of the outstanding shares of the corporation entitled to vote, represented in person or by proxy, shall constitute a quorum. If a quorum is present, the affirmative vote of a majority of the shares represented at a meeting at which a quorum is present and entitled to vote on the subject matter shall be the act of the stockholders, unless the vote of a greater proportion or number or voting by classes is otherwise required by law, the certificate of incorporation or these bylaws. In the absence of a quorum, a majority of the shares so represented may adjourn the meeting from time to time in accordance with Section 2.04, until a quorum shall be present or represented.

SECTION 2.09  Action Without a Meeting.

          (a) Written Consent. Unless otherwise provided in the certificate of incorporation, any action required or permitted to be taken at any meeting of the stockholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted (which consent may be signed in counterparts). Every written consent shall bear the date of signature of each stockholder who signs the consent and no written consent shall be effective to take the corporate action referred to therein unless, within 60 days of the earliest dated consent delivered to the corporation in the manner required by the Delaware General Corporation Law, written consents signed by a sufficient number of stockholders to take the action are delivered to the corporation in the manner required by the Delaware General Corporation Law.

          (b) Determination of Stockholders Entitled to Act By Consent. For purposes of determining stockholders entitled to consent to corporate action in writing without a meeting, the board of directors may fix, in advance, a date as the record date for any such determination of stockholders, which date shall be not more than ten days after the date upon which the resolution fixing the record date is adopted by the board of directors. If no record date has been fixed by the board of directors, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the board of directors is required by the Delaware General Corporation Law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the corporation in the manner required by the Delaware General Corporation Law. If no record date has been fixed by the board of directors and prior action by the board of directors is required by the Delaware General Corporation Law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be the close of business on the day on which the board of directors adopts the resolution taking such prior action.

          (c) Notice to Non-Consenting Stockholders. Prompt written notice of the taking of corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing. Such notice shall be given in accordance with the applicable provisions of Section 2.04.

                                  ARTICLE III

                               BOARD OF DIRECTORS

SECTION 3.01 General Powers. The business and affairs of the corporation shall be managed by or under the direction of its board of directors, except as otherwise provided in the Delaware General Corporation Law or the certificate of incorporation.

SECTION 3.02 Number, Tenure and Qualifications. The number of directors of the corporation and the manner of electing such directors shall be as set forth in the certificate of incorporation. Directors shall be elected at each annual meeting of stockholders. Each director shall hold office until his successor shall have been elected and qualified or until his earlier death, resignation or removal. Directors need not be residents of Delaware or stockholders of the corporation.

SECTION 3.03 Resignation. Any director may resign at any time by giving notice to the corporation in writing or by electronic transmission. A director's resignation shall take effect upon receipt or, if a different time of effectiveness is specified therein, at the time specified therein. Unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

SECTION 3.04 Regular Meetings. A regular meeting of the board of directors shall be held immediately after and at the same place as the annual meeting of stockholders, or as soon thereafter as conveniently may be, at the time and place, either within or without Delaware, determined by the board, for the purpose of electing officers and for the transaction of such other business as may come before the meeting. Failure to hold such a meeting, however, shall not invalidate any action taken by any officer then or thereafter in office. The board of directors may provide by resolution the time and place, either within or outside Delaware, for the holding of additional regular meetings without other notice than such resolution.

SECTION 3.05 Special Meetings. Special meetings of the board of directors may be called only by the Chief Executive Officer or any member of the board of directors. The notice of the special meeting of the board of directors may fix any convenient place, either within or outside Delaware, as the place for holding any special meeting of the board of directors.

SECTION 3.06 Meetings by Telephone. Unless otherwise restricted by the certificate of incorporation, members of the board of directors may participate in a meeting of such board by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting in such manner shall constitute presence in person at the meeting.

SECTION 3.07 Notice of Meetings. Notice of each meeting of the board of directors (except those regular meetings for which notice is not required) stating the place, day and hour of the meeting shall be given to each director at least five days prior thereto by the mailing of written notice by first class, certified or registered mail, or at least two days prior thereto by personal delivery (including delivery by private courier) of written notice or by telephone, telegram, telex, cablegram or other similar method, except that in the case of a meeting to be held pursuant to Section 3.06 notice may be given by telephone one day prior thereto. The method of notice need not be the same to each director. Notice shall be deemed to be given when deposited in the United States mail, with postage thereon prepaid, addressed to the director at his business or residence address, when delivered or communicated to the director or when the telegram, telex, cablegram or other form of notice is personally delivered to the director or delivered to the last address of the director furnished by him to the corporation for such purpose. The business to be transacted at, or the purpose of, any meeting of the board of directors shall be specified in the notice or waiver of notice of such meeting.

SECTION 3.08 Quorum and Manner of Acting. Except as otherwise may be required by law, the certificate of incorporation (including, without limitation, paragraph (d) of Article Fifth thereof) or these bylaws, a majority of the number of directors fixed in accordance with these bylaws, present in person, shall constitute a quorum for the transaction of business at any meeting of the board of directors, and the vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the board of directors. If less than a quorum is present at a meeting, the directors present may adjourn the meeting from time to time without further notice other than announcement at the meeting, until a quorum shall be present. No director may vote or act by proxy or power of attorney at any meeting of the board of directors.

SECTION 3.09 Action Without a Meeting. Any action required or permitted to be taken at any meeting of the board of directors or of any committee thereof may be taken without a meeting, without prior notice and without a vote, if all members of the board or committee, as the case may be, consent thereto in writing or by electronic transmission and the writing or writings or electronic transmission or transmissions are filed with the minutes of the proceedings of the board or committee, as the case may be.

SECTION 3.10 Executive and Other Committees. The board of directors may designate one or more committees, each committee to consist of one or more of the directors of the corporation. The board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the board of directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the board of directors, shall have and may exercise all the powers and authority of the board of directors in the management of the business and affairs of the corporation, and may authorize the seal of the corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to the following matters: (a) approving or adopting, or recommending to the stockholders, any action or matter expressly required by the Delaware General Corporation Law to be submitted to stockholders for approval or (b) adopting, amending or repealing any bylaw of the corporation. The delegation of authority to any committee shall not operate to relieve the board of directors or any member of the board from any responsibility imposed by law. Subject to the foregoing, the board of directors may provide such powers, limitations and procedures for such committees as the board deems advisable. To the extent the board of directors does not establish other procedures, each committee shall be governed by the procedures set forth in Sections 3.04 (except as they relate to an annual meeting), 3.05 through 3.09 and 7.01 and 7.02 as if the committee were the board of directors. Each committee shall keep regular minutes of its meetings, which shall be reported to the board of directors when required and submitted to the secretary of the corporation for inclusion in the corporate records.

SECTION 3.11 Compensation. Unless otherwise restricted by the certificate of incorporation, the board of directors shall have the authority to fix the compensation of directors. The directors may be paid their expenses, if any, of attendance at each meeting of the board of directors and each meeting of any committee of the board of which he is a member and may be paid a fixed sum for attendance at each such meeting or a stated salary or both a fixed sum and a stated salary. No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

                                   ARTICLE IV

                                    OFFICERS

SECTION 4.01 Number and Qualifications. The officers of the corporation shall consist of a chairman of the board, chief executive officer, a president, a chief operating officer, a chief financial officer, a secretary and such other officers, including a vice-chairman or vice-chairmen of the board, one or more vice-presidents, a treasurer and a controller, as may from time to time be elected or appointed by the board. In addition, the board of directors or the chief executive officer may elect or appoint such assistant and other subordinate officers, including assistant vice-presidents, assistant secretaries and assistant treasurers, as it or he shall deem necessary or appropriate. Any number of offices may be held by the same person, except that no person may simultaneously hold the offices of president and secretary.

SECTION 4.02 Election and Term of Office. Except as provided in Sections 4.01 and 4.06, the officers of the corporation shall be elected by the board of directors annually at the first meeting of the board held after each annual meeting of the stockholders as provided in Section 3.04. If the election of officers shall not be held as provided herein, such election shall be held as soon thereafter as may be convenient. Each officer shall hold office until his successor shall have been duly elected and shall have qualified or until the expiration of his term in office if elected or appointed for a specified period of time or until his earlier death, resignation or removal.

SECTION 4.03 Compensation. Officers shall receive such compensation for their services as may be authorized or ratified by the board of directors and no officer shall be prevented from receiving compensation by reason of the fact that he is also a director of the corporation. Election or appointment as an officer shall not of itself create a contract or other right to compensation for services performed by such officer.

SECTION 4.04 Resignation. Any officer may resign at any time, subject to any rights or obligations under any existing contracts between the officer and the corporation, by giving notice to the corporation in writing or by electronic transmission. An officer's resignation shall take effect upon receipt or, if a different time of effectiveness is specified therein, at the time stated therein. Unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

SECTION 4.05 Removal. Any officer may be removed at any time by the board of directors, or, in the case of assistant and other subordinate officers, by the chief executive officer, whenever in its or his judgment, as the case may be, the best interests of the corporation will be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Election or appointment of an officer shall not in itself create contract rights.

SECTION 4.06 Vacancies. A vacancy occurring in any office by death, resignation, removal or otherwise may be filled by the chief executive officer.

SECTION 4.07 Authority and Duties. The officers of the corporation shall have the authority and shall exercise the powers and perform the duties specified below and as may be additionally specified by the chief executive officer, the board of directors or these bylaws (and in all cases where the duties of any officer are not prescribed by the bylaws or the board of directors, such officer shall follow the orders and instructions of the chief executive officer), except that in any event each officer shall exercise such powers and perform such duties as may be required by law:

     (a) Chairman of the Board. The chairman of the board, who shall be elected from among the directors, shall preside at all meetings of the corporation's stockholders and board of directors and perform such other duties as may be assigned to him from time to time by the board of directors.

     (b) Chief Executive Officer. The chief executive officer shall, subject to the direction and supervision of the board of directors, (i) have general and active control of the affairs of the corporation and general supervision of its officers, agents and employees; (ii) in the absence of the chairman of the board, preside at all meetings of the stockholders and the board of directors; (iii) see that all orders and resolutions of the board of directors are carried into effect; and (iv) perform all other duties incident to the office of chief executive officer and as from time to time may be assigned to him by the board if directors.

     (c) President. The president shall, subject to the direction and supervision of the board of directors, perform all duties incident to the office of president and as from time to time may be assigned to him by the board of directors. At the request of the chief executive officer or in his absence or in the event of his inability or refusal to act, the president shall perform the duties of the chief executive officer, and when so acting shall have all the powers and be subject to all the restrictions of the chief executive officer.

     (d) Chief Operating Officer. The chief operating officer shall, subject to the direction and supervision of the board of directors, supervise the day to day operations of the corporation and perform all other duties incident to the office of chief operating officer as from time to time may be assigned to him by the chairman of the board, the board of directors or the chief executive officer. At the request of the president, or in his absence or inability or refusal to act, the chief operating officer shall perform the duties of the president, and when so acting shall have all the power of and be subject to all the restrictions upon the president.

     (e) Chief Financial Officer. The chief financial officer shall: (i) be the principal financial officer and treasurer of the corporation and have the care and custody of all funds, securities, evidences of indebtedness and other personal property of the corporation and deposit the same in accordance with the instructions of the board of directors; (ii) receive and give receipts and acquittances for moneys paid in on account of the corporation, and pay out of the funds on hand all bills, payrolls and other just debts of the corporation of whatever nature upon maturity; (iii) unless there is a controller, be the principal accounting officer of the corporation and as such prescribe and maintain the methods and systems of accounting to be followed, keep complete books and records of account, prepare and file all local, state and federal tax returns, prescribe and maintain an adequate system of internal audit and prepare and furnish to the chief executive officer and the board of directors statements of account showing the financial position of the corporation and the results of its operations; (iv) upon request of the board, make such reports to it as may be required at any time; and (v) perform all other duties incident to the office of chief financial officer and treasurer and such other duties as from time to time may be assigned to him by the board of directors or by the chief executive officer. Assistant treasurers, if any, shall have the same powers and duties, subject to the supervision by the chief financial officer. If there is no chief financial officer, these duties shall be performed by the secretary or chief executive officer or other person appointed by the board of directors.

     (f) Vice-Presidents. The vice-president, if any (or if there is more than one then each vice-president), shall assist the chief executive officer and shall perform such duties as may be assigned to him by the chief executive officer or the board of directors. Assistant vice presidents, if any, shall have such powers and perform such duties as may be assigned to them by the chief executive officer or by the board of directors.

     (g) Secretary. The secretary shall: (i) keep the minutes of the proceedings of the stockholders, the board of directors and any committees of the board; (ii) see that all notices are duly given in accordance with the provisions of these bylaws or as required by law; (iii) be custodian of the corporate records and of the seal of the corporation; (iv) keep at the corporation's registered office or principal place of business within or outside Delaware a record containing the names and addresses of all stockholders and the number and class of shares held by each, unless such a record shall be kept at the office of the corporation's transfer agent or registrar; (v) have general charge of the stock books of the corporation, unless the corporation has a transfer agent; and (vi) in general, perform all duties incident to the office of secretary and such other duties as from time to time may be assigned to him by the chief executive officer or the board of directors. Assistant secretaries, if any, shall have the same duties and powers, subject to supervision by the secretary.

SECTION 4.08 Surety Bonds. The board of directors may require any officer or agent of the corporation to execute to the corporation a bond in such sums and with such sureties as shall be satisfactory to the board, conditioned upon the faithful performance of his duties and for the restoration to the corporation of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the corporation.

                                   ARTICLE V

                                     STOCK

SECTION 5.01 Issuance of Shares. The issuance or sale by the corporation of any shares of its authorized capital stock of any class, including treasury shares, shall be made only upon authorization by the board of directors, except as otherwise may be provided by law. Every issuance of shares shall be recorded on the books of the corporation maintained for such purpose by or on behalf of the corporation.

SECTION 5.02 Transfer of Shares. Upon presentation and surrender to the corporation or to a transfer agent of the corporation of a certificate of stock duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, payment of all transfer taxes, if any, and the satisfaction of any other requirements of law, including inquiry into and discharge of any adverse claims of which the corporation has notice, the corporation or the transfer agent shall issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction on the books maintained for such purpose by or on behalf of the corporation. No transfer of shares shall be effective until it has been entered on such books. The corporation or a transfer agent of the corporation may require a signature guaranty or other reasonable evidence that any signature is genuine and effective before making any transfer. Transfers of uncertificated shares shall be made in accordance with applicable provisions of law.

SECTION 5.03 Registered Holders. The corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

SECTION 5.04 Transfer Agents, Registrars and Paying Agents. The board of directors may at its discretion appoint one or more transfer agents, registrars and agents for making payment upon any class of stock, bond, debenture or other security of the corporation. Such agents and registrars may be located either within or outside Delaware. They shall have such rights and duties and shall be entitled to such compensation as may be agreed.

                                   ARTICLE VI

                                INDEMNIFICATION

SECTION 6.01 Directors and Officers. The corporation shall indemnify its directors and officers to the fullest extent not prohibited by the Delaware General Corporation Law or any other applicable law; provided, however, that the corporation may modify the extent of such indemnification by individual contracts with its directors and officers; and, provided, further, that the corporation shall not be required to indemnify any director or officer in connection with any proceeding (or part thereof) initiated by such person unless
(i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board of Directors of the corporation, (iii) such indemnification is provided by the corporation, in its sole discretion, pursuant to the powers vested in the corporation under the Delaware General Corporation Law or any other applicable law or (iv) such indemnification is required to be made under Section 6.04.

SECTION 6.02 Employees and Other Agents. The corporation shall have power to indemnify its employees and other agents as set forth in the Delaware General Corporation Law or any other applicable law. The Board of Directors shall have the power to delegate the determination of whether indemnification shall be given to any such person to such officers or other persons as the Board of Directors shall determine.

SECTION 6.03  Expenses.

     (a) The corporation shall advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any director or officer in connection with such proceeding upon receipt of an undertaking by or on behalf of such person to repay said amounts if it should be determined ultimately that such person is not entitled to be indemnified under this Article VI or otherwise.

     (b)  Notwithstanding the foregoing, unless otherwise determined pursuant to
     Section 6.05, no advance shall be made by the corporation to an officer of the corporation (except by reason of the fact that such officer is or was a director of the corporation, in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to the proceeding, or (ii) if such quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the corporation.

SECTION 6.04 Enforcement. Without the necessity of entering into an express contract, all rights to indemnification and advances to directors and officers under this Article VI shall be deemed to be contractual rights and be effective to the same extent and as if provided for in a contract between the corporation and the director or officer. Any right to indemnification or advances granted by this Article VI to a director or officer shall be enforceable by or on behalf of the person holding such right in any court of competent jurisdiction if (i) the claim for indemnification or advances is denied, in whole or in part, or (ii) no disposition of such claim is made within ninety (90) days of request therefor. The claimant in such enforcement action, if successful in whole or in part, shall be entitled to be paid also the expense of prosecuting his claim. In connection with any claim for indemnification, the corporation shall be entitled to raise as a defense to any such action that the claimant has not met the standards of conduct that make it permissible under the Delaware General Corporation Law or any other applicable law for the corporation to indemnify the claimant for the amount claimed. In connection with any claim by an officer of the corporation (except in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such officer is or was a director of the corporation) for advances, the corporation shall be entitled to raise a defense as to any
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such action clear and convincing evidence that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the corporation, or with respect to any criminal action or proceeding that such person acted without reasonable cause to believe that his conduct was lawful. Neither the failure of the corporation (including its Board of Directors, independent legal counsel or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he has met the applicable standard of conduct set forth in the Delaware General Corporation Law or any other applicable law, nor an actual determination by the corporation (including its Board of Directors, independent legal counsel or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct. In any suit brought by a director or officer to enforce a right to indemnification or to an advancement of expenses hereunder, the burden of proving that the director or officer is not entitled to be indemnified, or to such advancement of expenses, under this Article VI or otherwise shall be on the corporation.

SECTION 6.05 Non-Exclusivity of Rights. The rights conferred on any person by this Article VI shall not be exclusive of any other right which such person may have or hereafter acquire under any applicable statute, provision of the certificate of incorporation, bylaws, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding office. The corporation is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees or agents respecting indemnification and advances, to the fullest extent not prohibited by the Delaware General Corporation Law or any other applicable law.

SECTION 6.06  Survival of Rights.  The rights conferred on any person by this
Article VI shall continue as to a person who has ceased to be a director, officer, employee or other agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

SECTION 6.07 Insurance. To the fullest extent permitted by the Delaware General Corporation Law, or any other applicable law, the corporation, upon approval by the Board of Directors, may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to this Article VI.

SECTION 6.08 Amendments. Any repeal or modification of this Article VI shall only be prospective and shall not affect the rights under this Article VI in effect at the time of the alleged occurrence of any action or omission to act that is the cause of any proceeding against any agent of the corporation.

SECTION 6.09 Severability. If this Article VI or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the corporation shall nevertheless indemnify each director and officer to the full extent not prohibited by any applicable portion of this Article VI that shall not have been invalidated, or by any other applicable law. If this Article VI shall be invalid due to the application of the indemnification provisions of another jurisdiction, then the corporation shall indemnify each director and officer to the full extent under applicable law.

SECTION 6.10 Certain Definitions. For the purposes of this Article VI, the following definitions shall apply:

     (a) The term "proceeding" shall be broadly construed and shall include, without limitation, the investigation, preparation, prosecution, defense, settlement, arbitration and appeal of, and the giving of testimony in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative.

     (b) The term "expenses" shall be broadly construed and shall include, without limitation, court costs, attorneys' fees, witness fees, fines, amounts paid in settlement or judgment and any other costs and expenses of any nature or kind incurred in connection with any proceeding.

     (c) The term "corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of

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     such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Article VI with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

     (d) References to a "director," "executive officer," "officer," "employee," or "agent" of the corporation shall include, without limitation, situations where such person is serving at the request of the corporation as, respectively, a director, executive officer, officer, employee, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise.

     (e) References to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this Article VI.

                                  ARTICLE VII

                                 MISCELLANEOUS

SECTION 7.01 Waivers of Notice. Whenever notice is required to be given by law, by the certificate of incorporation or by these bylaws, a written waiver thereof, signed by the person entitled to said notice or a waiver by electronic transmission by the person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Attendance of a person at a meeting or (in the case of a stockholder) by proxy shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting was not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any meeting need be specified in any written waiver of notice or waiver of notice by electronic transmission unless required by these bylaws to be included in the notice of such meeting.

SECTION 7.02 Presumption of Assent. A director or stockholder of the corporation who is present at a meeting of the board of directors or stockholders at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent to such action with the person acting as the secretary of the meeting before the adjournment thereof or shall forward such dissent by registered mail to the secretary of the corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a director or stockholder who voted in favor of such action.

SECTION 7.03 Voting of Securities by the Corporation. Unless otherwise provided by resolution of the board of directors, on behalf of the corporation the chairman of the board, chief executive officer, chief operating officer, chief financial officer, president, secretary, treasurer or any vice-president shall attend in person or by substitute appointed by him, or shall execute written instruments appointing a proxy or proxies to represent the corporation at, all meetings of the stockholders of any other corporation, association or other entity in which the corporation holds any stock or other securities, and may execute written waivers of notice with respect to any such meetings. At all such meetings and otherwise, the chairman of the board, chief executive officer, chief operating officer, chief financial officer, president, secretary, treasurer or any vice-president, in person or by substitute or proxy as aforesaid, may vote the stock or other securities so held by the corporation and may execute written consents and any other instruments with respect to such stock or securities and may exercise any and all rights and powers incident to the ownership of said stock or securities, subject, however, to the instructions, if any, of the board of directors.

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SECTION 7.04  Seal.  The corporate seal of the corporation shall be in such form as adopted by the board of directors, and any officer of the corporation may, when and as required, affix or impress the seal, or a facsimile thereof, to or on any instrument or document of the corporation.

SECTION 7.05 Fiscal Year. The fiscal year of the corporation shall be as established by the board of directors.

SECTION 7.06 Amendments. These bylaws may be amended or repealed only in the manner set forth in the certificate of incorporation.

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                                                                     EXHIBIT 7.7

                             STOCKHOLDERS AGREEMENT

This Stockholders Agreement (this "Agreement") is entered into as of
            , 2002 among UnitedGlobalCom, Inc., a Delaware corporation formerly known as New UnitedGlobalCom, Inc. ("United"), and Liberty Media Corporation and Liberty Global, Inc. ("Liberty Global"), each of which is a Delaware corporation, and each of the Persons identified on the signature page hereof as a Founder (the "Founders").

                                   BACKGROUND

Pursuant to the Agreement and Plan of Restructuring and Merger, dated as of December 3, 2001 (the "Merger Agreement"), among United, Liberty, Liberty Media International, Inc., a Delaware corporation ("LMI"), Liberty Global, the Founders, UGC, Inc. a Delaware corporation formerly known as UnitedGlobalCom, Inc. ("Old United") et al., the Founders have acquired Beneficial Ownership of shares of Class B Stock of United, and the Liberty Parties have acquired Beneficial Ownership of shares of Class C Stock of United. As required by the Merger Agreement the parties hereto are entering into this Agreement, which will govern certain aspects of their ownership of Common Stock.

                                   AGREEMENT

In consideration of the foregoing premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

SECTION 1. Certain Definitions. In this Agreement, the following terms shall have the following meanings:

     Affiliate. When used with reference to a specified Person, any Person who directly or indirectly through one or more intermediaries, Controls, is Controlled by, or is under common Control with, the Person specified, provided that (i) no officer or director of a Person, or any Affiliate of such officer or director, investing for his, her or its own account or otherwise acting in his, her or its individual capacity, and no director of a Person, or any Affiliate of such director, acting in his, her or its capacity as an officer, director, trustee, representative or agent of a Person that is not an Affiliate of the specified Person, and in each case not in concert with or at the direction or request of, such specified Person shall be deemed to be an Affiliate of such specified Person for purposes of this Agreement; (ii) no Liberty Party shall be deemed to be an Affiliate of United and none of United and its Controlled Affiliates shall be deemed to be an Affiliate of a Liberty Party and (iii) any Person in which United, directly or indirectly, Beneficially Owns 50% or more of the equity securities, without regard to voting power in the election of directors, shall (without limiting the generality of this definition) be deemed to be an Affiliate of United.

     Agreement.  As defined in the preamble.

     Beneficial Ownership and derivative terms. As determined pursuant to Rule 13d-3 and Rule 13d-5 under the Exchange Act and any successor regulation, except that in determining Beneficial Ownership, without duplication, (i) equity securities that may be acquired pursuant to Rights to acquire equity securities that are exercisable more than sixty days after a date shall nevertheless be deemed to be Beneficially Owned, and (ii) except for purposes of the definition of "Change of Control," (x) Beneficial Ownership, if any, arising solely as a result of being a party to a Transaction Agreement or the Merger Agreement shall be disregarded, and (y) Beneficial Ownership, if any, arising solely from being a member of a Group shall be disregarded.

     Board.  The Board of Directors of United.

     Business Day. Any day other than Saturday, Sunday and a day on which banks are required or permitted to close in Denver, Colorado or New York, New York.

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

     capital stock. Any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock or partnership or membership interests, whether common or preferred.

     Change of Control. Any (a) change in the direct or indirect record or Beneficial Ownership of any of the equity securities of United, Old United or any of their respective Affiliates, (b) merger, consolidation, statutory share exchange or other transaction involving United, Old United or any of their respective Affiliates or (c) change in the composition of the board of directors or other governing body of United, Old United or any of their respective Affiliates.

     Change of Control Covenant. Any covenant, agreement or other provision (excluding requirements imposed by Law) pursuant to which the occurrence or existence of a Change of Control would result in a violation or breach of, constitute (with or without due notice or lapse of time or both) or permit any Person to declare a default or event of default under, give rise to any right of termination, cancellation, amendment, acceleration, repurchase, prepayment or repayment or to increased payments under, give rise to or accelerate any material obligation (including any obligation to, or to offer to, repurchase, prepay, repay or make increased payments) or result in the loss or modification of any material right or benefit under, or result in any Lien or give any Person the right to obtain any Lien on any material asset pursuant to, any Contract to which United, Old United or any of their respective Affiliates is or becomes a party or to which United, Old United, any of their respective Affiliates or any of their respective material assets are or become subject or bound.

     Class A Stock. The Class A common stock, $0.01 par value per share, of United.

     Class B Event. As defined in the United Charter as in effect on the date hereof.

     Class B Stock. The Class B common stock, $0.01 par value per share, of United.

     Class C Stock. The Class C common stock, $0.01 par value per share, of United.

     Closing.  As defined in the Merger Agreement.

     Common Stock.  The Class A Stock, the Class B Stock and the Class C Stock.

     Contract. Any note, bond, indenture, debenture, security agreement, trust agreement, Lien, mortgage, lease, agreement, contract, license, franchise, permit, guaranty, joint venture agreement, or other agreement, instrument, understanding, commitment or obligation, oral or written.

     Controlled Affiliate. When used with reference to a specified Person, an Affiliate of such Person that such Person directly, or through one or more intermediaries, Controls; provided that, (a) none of United and its Controlled Affiliates shall be deemed to be a Controlled Affiliate of a Liberty Party and (b) any Person in which United, directly or indirectly, Beneficially Owns 50% or more of the equity securities, without regard to voting power in the election of directors, shall (without limiting the generality of this definition) be deemed to be a Controlled Affiliate of United.

     Control and derivative terms. The possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of another Person, whether through the ownership of voting securities, by contract or otherwise.

     Control Person. Each of (1) the Chairman of the Board of Liberty, (2) the President and Chief Executive Officer of Liberty, (3) the Executive Vice President and Chief Operating Officer of Liberty, (4) each of the directors of Liberty, and (5) the respective family members, estates and heirs of each of the persons referred to in clauses (1) through (4) above and any trust or other investment vehicle for the primary benefit of any of such persons or their respective family members or heirs. "Family members" for this purpose means the parents, descendants, step children, step grandchildren, nieces and nephews, and spouse of the specified person.

     Controlling Principals. Founders who are Principals and who hold a majority of the aggregate voting power of the Equity Securities held by the Founders who are Principals.

     Conversion Event. As defined in the United Charter as in effect on the date hereof.
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     Current Bonds.  As defined in the United Charter as in effect on the date hereof.

     Designated Purchaser.  As defined in Section 4(b).

     Drag-Along Notice.  As defined in Section 8(a).

     Drag-Along Rights. The rights granted to the Founders pursuant to Sections 8(a) and 8(b) to require the Liberty Parties to Transfer Common Stock.

     Equity Securities. The Common Stock and any other securities hereafter issued by United that are entitled to vote generally in the election of directors.

     Exchange Act. The Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

     Exchange Agreement. That certain Exchange Agreement dated as of the date hereof among United and certain of the Founders.

     Exercising Holders.  As defined in Section 7(b).

     First Offer Notice.  A Liberty Offer Notice or Founder Offer Notice.

     Founder Acceptance Notice.  As defined in Section 4(a).

     Founder Election Period.  As defined in Section 5(a).

     Founder Offer Notice.  As defined in Section 5(a).

     Founder Offer Price.  As defined in Section 5(a).

     Founder Offered Shares.  As defined in Section 5(a).

     Founder Party. Each Founder and each Permitted Transferee of a Founder that hereafter becomes bound by or who is required to become bound by this Agreement for so long as such person is or is required to be so bound.

     Founders. (i) As defined in the preamble and (ii) any person who (x) immediately prior to the Closing was a member of the senior management of Old United or a member of the Board of Directors of Old United, (y) owned shares of Old United Class B Stock immediately prior to the Closing and Class B Stock thereafter and (z) is designated as an additional Founder in the sole discretion of the Controlling Principals, provided that such person executes and delivers to United and the Liberty Parties a counterpart of this Agreement and to United a counterpart of the Voting Agreement, agreeing to be bound by the provisions hereof and thereof applicable to the Founders. A Person identified by clause (i) or (ii) of this definition as a Founder will cease to be a Founder at such time as such Person no longer Beneficially Owns any Class B Stock.

     Founders Agreements.  Means (a) the Founders Agreement dated [       ]
     among the Founders relating to United and (b) the Founders Agreement dated
     [       ] among certain Founders relating to Old United.

     Governmental Approval. Any notice to, filing with, or approval or consent of a Government Authority required by applicable law with respect to any action, including without limitation, the expiration or termination of any applicable waiting period under the HSR Act.

     Governmental Authority. Any U.S. federal, state or local or any foreign court, governmental department, commission, authority, board, bureau, agency or other instrumentality.

     Group. As defined in Section 13(d) of the Exchange Act and the rules and regulations thereunder, but the existence of the Transaction Agreements and the Merger Agreement shall be disregarded in determining whether a Group exists.

     HSR Act. The Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

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     Judgment.  Any order, writ, injunction, award, judgment, ruling or decree of any Governmental Authority.

     Law. Any U.S. federal, state or local or any foreign statute, code, ordinance, decree, rule, regulation or general principle of common or civil law or equity.

     Liberty. Liberty Media Corporation, a Delaware corporation, and any successor (by merger, consolidation, transfer or otherwise) to all or substantially all of its assets; provided that in the event a Transferee Parent becomes the Beneficial Owner of all or substantially all of the Equity Securities then Beneficially Owned by Liberty as to which Liberty has dispositive control, the term "Liberty" shall mean such Transferee Parent and any successor (by merger, consolidation, transfer or otherwise) to all or substantially all of its assets.

     Liberty Acceptance Notice.  As defined in Section 5(a).

     Liberty Global.  As defined in the preamble.

     Liberty Offer Notice.  As defined in Section 4(a).

     Liberty Offer Price.  As defined in Section 4(a).

     Liberty Offered Shares.  As defined in Section 4(a).

     Liberty Parties. Liberty and Liberty Global and including any Permitted Transferee of a Liberty Party who hereafter becomes bound by or who is required to become bound by this Agreement for so long as such Person is or is required to be so bound. Liberty Global and any such Permitted Transferee will each cease to be a Liberty Party at such time as such Person is no longer a Controlled Affiliate of Liberty.

     Liberty Party Equity Securities.  As defined in the Standstill Agreement.

     Liberty Purchase Period.  As defined in Section 5(c).

     License. Any license, franchise, authorization, permit, certificate, variance, exemption, concession, consent, lease, right of way, easement, instrument, order or approval domestic or foreign, of any Governmental Authority.

     Lien. Any mortgage, pledge, lien, encumbrance, charge, or security interest.

     LMI.  As defined under "Background" on the first page of this Agreement.

     Merger Agreement. As defined under "Background" on the first page of this Agreement.

     New United Covenant Agreement. The Agreement Regarding Additional Covenants as of the date hereof among United and the Liberty Parties.

     No Waiver Agreement. That certain No Waiver Agreement dated as of the date hereof among Liberty, LMI and United.

     Old United. As defined under "Background" on the first page of this Agreement.

     Old United Agreement. That certain Agreement dated as of the date hereof among Old United and the Liberty Parties.

     Old United Class B Stock. The Class B Common Stock, par value $0.01 per Share, of Old United.

     Outside Closing Date.  As defined in Section 4(b).

     Permitted Transferees.  In the case of a Founder (the "specified Founder"),
     (a) any other Founder, (b) such specified Founder's parents, descendants, step children, step grandchildren, nieces and nephews, and spouses of any of the foregoing, (c) such specified Founder's heirs, devisees and legatees, and (d) partnerships and entities that are primarily owned by, and trusts that are primarily for the benefit of, any of the Persons designated in clauses (a), (b) and (c) (but only for so long as such relationship exists). In the case of a Permitted Transferee of a Founder, such Founder or another Permitted

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     Transferee of such Founder. In the case of the Liberty Parties, Liberty and any Person Controlled by Liberty.

     Person. Person shall mean any individual, firm, corporation, partnership, limited liability company, trust, joint venture, or other entity, and shall include any successor (by merger or otherwise) of such entity.

     Principals. Albert M. Carollo, Curtis Rochelle, Marian Rochelle, Rochelle Investments, Ltd (so long as it is controlled by Curtis or Marian Rochelle), Gene W. Schneider, G. Schneider Holdings, Co. (so long as it is controlled by Gene W. Schneider), and Mark L. Schneider.

     Proportionate Number of Shares. The Proportionate Number of Shares of the Liberty Parties shall be the number of shares of Common Stock Beneficially Owned by the Liberty Parties as to which they have dispositive power multiplied by a fraction, the numerator of which is the number of shares of Class B Stock proposed to be transferred by the Founder Parties as set forth in a Drag-Along Notice and the denominator of which is the number of shares of Class B Stock Beneficially Owned in the aggregate by the Founders and their Permitted Transferees.

     Registration Rights Agreement. That certain Registration Rights Agreement dated as of the date hereof among United and the Liberty Parties.

     Restriction. With respect to any capital stock, equity interest or security, any voting or other trust or agreement, option, warrant, preemptive right, right of first offer, right of first refusal, escrow arrangement, proxy, buy-sell agreement, power of attorney or other Contract, any License or Judgment that, conditionally or unconditionally,
     (a) grants to any Person the right to purchase or otherwise acquire, or obligates any Person to sell or otherwise dispose of or issue, or otherwise results or, whether upon the occurrence of any event or with notice or lapse of time or both or otherwise, may result in any Person acquiring, (i) any of such capital stock or other equity interest or security; (ii) any of the proceeds of, or any distributions paid or that are or may become payable with respect to, any of such capital stock or other equity interest or security; or (iii) any interest in such capital stock or other equity interest or security or any such proceeds or distributions; (b) restricts or, whether upon the occurrence of any event or with notice or lapse of time or both or otherwise, is reasonably likely to restrict the transfer or voting of, or the exercise of any rights or the enjoyment of any benefits arising by reason of ownership of, any such capital stock or other equity interest or security or any such proceeds or distributions; or (c) creates or, whether upon the occurrence of any event or with notice or lapse of time or both or otherwise, is reasonably likely to create a Lien or purported Lien affecting such capital stock or other equity interest or security, proceeds or distributions.

     Rights. When used with respect to a Specified Person, securities of such Person (which may include equity securities) that (contingently or otherwise) are exercisable, convertible or exchangeable for or into equity securities of such Person (with or without consideration) or that carry any right to subscribe for or acquire equity securities or securities exercisable, convertible or exchangeable for or into equity securities of such Person.

     Sixty-Day Election Period.  As defined in Section 4(a).

     specified Founder.  As defined in the definition of "Permitted
     Transferees".

     Standstill Agreement. That certain Standstill Agreement dated as of the date hereof among United and the Liberty Parties.

     Subject Shares. Shares of Class B Stock and, prior to June 25, 2010, shares of Class C Stock.

     Tag-Along Group.  As defined in Section 7(b).

     Tag-Along Notice.  As defined in Section 7(a).

     Tag-Along Right.  As defined in Section 7(b).

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     Transaction Agreements.  This Agreement, the Voting Agreement, the
     Standstill Agreement, the New United Covenant Agreement, the Registration Rights Agreement, the No Waiver Agreement, the Exchange Agreement, the United Charter, the United Bylaws, the UPC Release, the Founders Agreements and the Old United Agreement.

     Transfer. Any sale, exchange, pledge (except a pledge in compliance with this Agreement and the Standstill Agreement) or other transfer, direct or indirect, of Class B Stock or Class C Stock or, when the context requires, Class A Stock (including through the relinquishment of control of a Person holding shares of such stock), provided, however, that none of the following shall constitute a Transfer: (i) a conversion of Class C Stock into Class B Stock or of Class B Stock or Class C Stock into Class A Stock,
     (ii) any transfer pursuant to any tender or exchange offer approved by a majority of the Board, (iii) a transfer by operation of law in connection with any merger, consolidation, statutory share exchange or similar transaction involving United, (iv) a transfer pursuant to a plan of liquidation of United that has been approved by a majority of the Board or
     (v) in the case of Liberty, any transaction or series of transactions involving the direct or indirect transfer (or relinquishment of control) of a Person that holds Liberty Party Equity Securities ("Transferred Person"), if (x) immediately after giving effect to such transaction or the last transaction in such series, voting securities representing at least a majority of the voting power of the outstanding voting securities of such Transferred Person or its successor in such transaction or any ultimate parent entity (within the meaning of the HSR Act) of such Transferred Person or its successor (a "Transferee Parent") are Beneficially Owned by Persons who prior to such transaction were Beneficial Owners of a majority of, or a majority of the voting power of, the outstanding voting securities of Liberty (or of any publicly traded class or series of voting securities of Liberty designed to track the economic performance of a specified group of assets or businesses) or who are Control Persons or any combination of the foregoing and (y) such Transferee Parent becomes a party to this Agreement and the Standstill Agreement with the same rights and obligations as Liberty.

     Transferee Parent.  As defined in the definition of "Transfer."

     Transferor.  As defined in Section 7(a).

     Transferred Person.  As defined in the definition of "Transfer".

     Two-Business Day Election Period.  As defined in Section 4(a).

     United.  As defined in the preamble

     United Bylaws. The Bylaws of United, as such Bylaws may be amended from time to time in accordance with the United Charter, such Bylaws and the New United Covenant Agreement.

     United Charter.  The Restated Certificate of Incorporation of United as
     filed with the Secretary of State of the State of Delaware on             ,
     2002, as it may be amended from time to time.

     United/New United Merger.  As defined in the Merger Agreement.

     UPC. United Pan-Europe Communications, N.V., a company organized under the laws of The Netherlands.

     UPC Convertible Shares.  As defined in Section 10(c).

     UPC Ordinary Shares.  As defined in Section 10(c).

     UPC Release. Section 3 and Exhibit A of that certain Release, dated as of February 22, 2001, among UPC, Old United, Liberty and LMI (but no other provisions of such Release).

     Voting Agreement. That certain Voting Agreement dated as of the date hereof among United and the Founders.

SECTION 2.  Action by Founders or Liberty Parties.

Whenever this Agreement contemplates any action to be taken by the Founder Parties, each of the Founder Parties shall act at the direction of Controlling Principals and Controlling Principals shall be (and hereby are)
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authorized in such circumstances to take any contemplated action on behalf of all of the Founder Parties. The Liberty Parties and United will be entitled to rely, as binding on all the Founders, on any instrument signed by Controlling Principals and on any representation by a Principal that such Principal is a Controlling Principal or by a group of Principals that such Principals are Controlling Principals. Whenever this Agreement contemplates any action to be taken by the Liberty Parties or their Affiliates, each such party shall act at the direction of Liberty and Liberty shall be (and hereby is) authorized to take any contemplated action on behalf of all of the Liberty Parties. The Founder Parties and United will be entitled to rely, as binding on all the Liberty Parties, on any instrument signed by Liberty.

SECTION 3.  Limitation on Conversion of Class C Stock; Other Covenants.

     (a) Prior to a Conversion Event, the Liberty Parties will not convert shares of Class C Stock into Class A Stock if, after giving effect to such conversion, the aggregate voting power of the shares of Class A Stock and Class B Stock then owned by the Liberty Parties would (x) exceed 50% of the combined voting power of the shares of Class A Stock and Class B Stock then outstanding, or (y) constitute a greater percentage of the combined voting power of the shares of Class A Stock and Class B Stock then outstanding than the percentage represented by the aggregate voting power of the shares of Class A Stock and Class B Stock then Beneficially Owned by the Founder Parties, provided that the limitations set forth in clauses (x) and (y) on the Liberty Parties' right to convert the Class C Stock (i) will terminate if the aggregate voting power of the shares of Class A Stock and Class B Stock Beneficially Owned by any other Person or Group (other than a Group that is controlled by one or more Controlling Principals and consists solely of Founder Parties) exceeds either of such percentages and (ii) will not apply to any conversion of Class C Stock into Class A Stock in connection with a sale or hedging transaction or to any related pledge involving Class A Stock.

     (b) Without the prior written consent of Liberty, which consent may be granted or withheld in Liberty's sole discretion, United will not take any action and will not permit any action to be taken on its behalf, and will use its best commercially reasonable efforts to prevent any action from being taken by or on behalf of any of its Affiliates, that would result in United, Old United or any of their respective Affiliates being subject to or bound by any Change of Control Covenant, unless any Change of Control involving or caused by the action of Liberty, Liberty Global or any of their respective Affiliates (other than a transfer by any of the foregoing to an unaffiliated third party of Control of United, if such Control is obtained in the future) is exempted from the application and effects of such Change of Control Covenant. United will not be deemed to be in breach of the foregoing as a result of its or its Affiliates entering into or maintaining in the ordinary course of business a License granted by a Governmental Authority that includes a Change of Control Covenant provided that (i) such License is of the kind and nature that customarily requires approval of the Governmental Authority granting the same for a Change of Control, (ii) the applicable Change of Control Covenant includes only terms customarily imposed by such Governmental Authority in similar circumstances, (iii) the maximum penalty for breach of such Change of Control Covenant is termination of the applicable License, and (iv) United used its best commercially reasonable efforts to obtain the exemption from the application and effects of such Change of Control Covenant contemplated by the preceding sentence. Without the prior written consent of Liberty, which consent may be granted or withheld in Liberty's sole discretion, United will not take any action or permit any action to be taken that would, or fail to take any action or permit any action to be omitted where such failure or omission would, extend or perpetuate the applicability of any Change of Control Covenant in effect as of May 25, 2001 under the Current Bonds beyond the maturity date in effect as of May 25, 2001 of the Current Bonds to which they relate. United will use its best commercially reasonable efforts to take such actions as will cause the conditions necessary to permit the conversion in full of the Class C Stock into Class B Stock to be satisfied.

     (c) If, following the occurrence of a Class B Event, any vote or other action of United's stockholders is required in connection with the acquisition of shares of Class B Stock by a Liberty Party or any of its Affiliates pursuant to their purchase rights under the Standstill Agreement, United and the Founders and their Permitted Transferees will use their respective best commercially reasonable efforts to cause such vote or other action to be taken, including calling a special meeting of stockholders or soliciting a written
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     consent of stockholders, and voting all Equity Securities held by such
     Persons at such meeting in person or by proxy or signing a written consent of stockholders in lieu of a meeting.

SECTION 4.  Founders' Right of First Offer.

     (a) No Liberty Party shall Transfer any Subject Shares to any Person other than a Permitted Transferee in compliance with Section 6, or convert any Subject Shares to Class A Stock, unless, prior to such Transfer or conversion, the Liberty Parties first offer to sell the Subject Shares proposed to be Transferred or converted (the "Liberty Offered Shares") to the Founders by delivering a written notice (a "Liberty Offer Notice") to the Founders. The Liberty Offer Notice shall state the number and class of Liberty Offered Shares and the price per share (the "Liberty Offer Price") at which such Liberty Party is offering the Liberty Offered Shares to the Founders and shall constitute a binding, irrevocable offer, subject to the provisions of this Section 4, to sell the Liberty Offered Shares to the Founders and any Designated Purchaser (as defined below) at the Liberty Offer Price. Prior to the occurrence of a Conversion Event, the number of Liberty Offered Shares proposed to be Transferred, when taken together with the aggregate number of shares of Class A Stock, received upon conversion of Subject Shares, Beneficial Ownership of which shares of Class A Stock was theretofore Transferred by a Liberty Party, other than to a Permitted Transferee or a Founder Party or Designated Purchaser or to United, shall not exceed the sum of the total number of shares of Class A Stock of which the Liberty Parties acquired Beneficial Ownership after the date hereof (from Persons other than United (including upon the conversion of Class C Stock) or the Founder Parties) plus the total number of shares of Class A Stock received in the United/New United Merger upon conversion of shares of Class A Common Stock, par value $0.01 per share, of Old United acquired by the Liberty Parties after the execution and delivery of the Merger Agreement. In order to accept the offer of the Liberty Offered Shares, Controlling Principals must deliver a written notice of acceptance (a "Founder Acceptance Notice") to the Liberty Parties agreeing to purchase all, but not less than all, of the Liberty Offered Shares at the Liberty Offer Price. In order to be effective, a Founder Acceptance Notice must (i) be signed by Controlling Principals (either personally or by a duly authorized agent), (ii) designate which Founders and Designated Purchasers are to purchase the Liberty Offered Shares and the number of shares to be purchased by each such Founder and Designated Purchaser and (iii) be delivered to the Liberty Parties no later than 5:00 p.m. Denver, Colorado time on the last day of (A) if such Liberty Offer Notice relates to a number of Subject Shares, the conversion of which to Class A Stock would not reduce the aggregate voting power for the election of directors of Equity Securities subject to this Agreement below 80% of the total voting power for the election of directors of all Equity Securities outstanding, in each case calculated as if all Class C Stock had been converted to Class B Stock, the two-Business Day period (a "Two-Business Day Election Period") following the date the Liberty Offer Notice is given; or (B) in all other cases, the sixty-day period (a "Sixty-Day Election Period") following the date the Liberty Offer Notice is given. A duly completed and delivered Founder Acceptance Notice shall constitute a binding irrevocable agreement by the Controlling Principals signing such notice and the Founders and Designated Purchasers named therein to purchase the Liberty Offered Shares at the Liberty Offer Price as provided in this Section 4. If a Founder Acceptance Notice meeting the requirements specified above is not delivered within the specified election period, then the Founders will be deemed to have rejected the offer of the Liberty Offered Shares.

     (b) Upon delivery of a Founder Acceptance Notice meeting the requirements specified above within the specified election period, the Liberty Parties will be obligated to sell, and the Controlling Principals and the Founders and Designated Purchasers named in such Founder Acceptance Notice will be jointly and severally obligated to buy, all of the Liberty Offered Shares at the Liberty Offer Price. The closing of such purchase and sale shall occur at such time and place as the parties thereto may agree, but in any event no later than (i) the fifth Business Day after the Liberty Offer Notice is given, in the case of a Liberty Offer Notice with a Two-Business Day Election Period, or (ii) the 180th day after the Liberty Offer Notice is given, in the case of a Liberty Offer Notice with a Sixty-Day Election Period (each, an "Outside Closing Date"). The purchase and sale will be without representation or warranty, except that each party to the transaction will represent and warrant that it has all requisite power and authority to

                                      A-170
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     enter into the transactions, and the Liberty Parties transferring the shares will represent and warrant that they are transferring valid title to such shares and such shares are being transferred free and clear of any Lien or Restriction other than those created by this Agreement, any other Transaction Agreement or the parties taking delivery of such shares. Payment of the purchase price shall be in immediately available United States Dollars. A "Designated Purchaser" means any Person other than a Founder designated in a Founder Acceptance Notice as a purchaser of Liberty Offered Shares. As a condition to acquiring any Liberty Offered Shares pursuant to this Section 4, a Designated Purchaser must execute and deliver an instrument, in form and substance reasonably acceptable to United and the Liberty Parties, by which such Designated Purchaser agrees (i) to be subject to all of the obligations of a Founder Party under this Agreement and the Voting Agreement but, except for a Designated Purchaser that is a Permitted Transferee, to have none of the rights of a Founder Party hereunder or thereunder and (ii) in the case of a Designated Purchaser that is not a Permitted Transferee, to be subject to all of the obligations of a Liberty Party under the Standstill Agreement but to have none of the rights of a Liberty Party thereunder. Without limiting the generality of the foregoing, except for the imposition of the foregoing obligations on a Designated Purchaser, no Designated Purchaser that is not a Permitted Transferee will be considered a Founder Party for any purpose hereunder, including the termination provisions set forth in Section 13. Immediately following the Transfer of Liberty Offered Shares to a Founder or Designated Purchaser pursuant to this Section 4, such shares shall be converted to Class A Stock, or, if (i) then permissible under the United Charter, or
     (ii) such conversion would not result in a "Change of Control" pursuant to the Current Indentures as then in effect, Class B Stock, provided that if the Liberty Offered Shares are Class B Stock, such shares need not be converted into Class A Stock.

     (c) If (i) the Founders reject or are deemed to reject the offer of the Liberty Offered Shares set forth in a Liberty Offer Notice, or (ii) the Founders accept such offer but the purchase and sale of all of the Liberty Offered Shares does not occur by the applicable Outside Closing Date for any reason other than the Liberty Parties' failure to comply with their respective obligations under Section 4(b), then the Liberty Parties shall be free to Transfer the Liberty Offered Shares (or, if applicable, convert the Liberty Offered Shares into shares of Class A Stock); provided that, in the case of a Transfer:

        (A) such Liberty Offered Shares are converted into Class A Stock prior to the Transfer, and

        (B) in the case of a Liberty Offer Notice with a Sixty-Day Election Period, the Transfer occurs at a price per share equal to or higher than the Liberty Offer Price within 60 days after the applicable of (x) the last day of the Sixty-Day Election Period, if the offer set forth in the Liberty Offer Notice was rejected or deemed rejected or (y) the applicable Outside Closing Date, if the closing of the sale of the Liberty Offered Shares pursuant to the Liberty Offer Notice did not occur by such date; or

        (C) in the case of a Liberty Offer Notice with a Two-Business Day Election Period, the Transfer either occurs in accordance with Clause
        (B) above or, if the Liberty Offer Price specified in the applicable Liberty Offer Notice was the market price of the Class A Stock (or, if the Class B Stock is then publicly traded, the Class B Stock) at the time of such Liberty Offer Notice, the Transfer occurs at a price not less than the then current market price of the Class A Stock (whether higher or lower than the Liberty Offer Price) within 15 days after the applicable of (x) the last day of the Two-Business Day Election Period, if the offer set forth in the Liberty Offer Notice was rejected or deemed rejected or (y) the applicable Outside Closing Date, if the closing of the sale of the Liberty Offered Shares pursuant to the Liberty Offer Notice did not occur by such date.

Any purported Transfer of Subject Shares in violation of this Section 4 shall be void and ineffective as against both the transferring Liberty Party and the proposed transferee, and any purported conversion of Subject Shares in violation of this Section 4 shall be void and ineffective.

SECTION 5.  Liberty Parties' Right of First Offer.

     (a) No Founder Party shall Transfer any Subject Shares to any Person other than a Permitted Transferee in compliance with Section 6 or convert any Subject Shares to Class A Stock, unless, prior to such Transfer or conversion, such Founder Party first offers to sell the Subject Shares proposed to be

                                      A-171
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     Transferred or converted (the "Founder Offered Shares") to the Liberty
     Parties by delivering a written notice (a "Founder Offer Notice") to the Liberty Parties. The Founder Offer Notice shall state the number and class of Founder Offered Shares and the price per share (the "Founder Offer Price") at which such Founder Party is offering the Founder Offered Shares to the Liberty Parties and shall constitute a binding, irrevocable offer, subject to the provisions of this Section 5, to sell the Founder Offered Shares to the Liberty Parties at the Founder Offer Price. In order to accept the offer of the Founder Offered Shares, Liberty must deliver a written notice of acceptance (a "Liberty Acceptance Notice") to the offering Founder Party agreeing to purchase, or to cause another Liberty Party or a Permitted Transferee to purchase, all, but not less than all, of the Founder Offered Shares at the Founder Offer Price. In order to be effective, a Liberty Acceptance Notice must (i) be signed by Liberty and
     (ii) be delivered to the offering Founder Party no later than 5:00 p.m. Denver, Colorado time on the last day of the thirty day period (a "Founder Election Period") following the date the Founder Offer Notice is given. A duly completed and delivered Liberty Acceptance Notice shall constitute a binding irrevocable agreement by Liberty to purchase, or to cause another Liberty Party or a Permitted Transferee to purchase, the Founder Offered Shares at the Founder Offer Price as provided in this Section 5. If a Liberty Acceptance Notice meeting the requirements specified above is not delivered within the specified election period, then the Liberty Parties will be deemed to have rejected the offer of the Founder Offered Shares.

     (b) Upon delivery of a Liberty Acceptance Notice meeting the requirements specified above within the specified election period, the offering Founder Party will be obligated to sell, and Liberty will be obligated to purchase, or to cause another Liberty Party or a Permitted Transferee to purchase, all of the Founder Offered Shares at the Founder Offer Price. The closing of such purchase and sale shall occur at such time and place as the parties thereto may agree, but in any event no later than the 60th day after the Founder Offer Notice is given (provided that such 60 day period may be extended for up to an additional 90 days to the extent that the acquisition of the Founder Offered Shares requires any Governmental Approval that has not been obtained during that period). The purchase and sale will be without representation or warranty, except that each party to the transaction will represent and warrant that it has all requisite power and authority to enter into the transactions, and the Founder Party transferring the shares will represent and warrant that it is transferring valid title to such shares and such shares are being transferred free and clear of any Lien or Restriction other than those created by this Agreement, any other Transaction Agreement or the parties taking delivery of such shares. Payment of the purchase price shall be in immediately available United States Dollars. As a condition to acquiring any Founder Offered Shares, a Permitted Transferee of a Liberty Party that is not then a party to this Agreement must execute and deliver an instrument, in form and substance reasonably acceptable to United and the Controlling Principals, by which such Permitted Transferee agrees to be subject to all of the rights and obligations of a Liberty Party under this Agreement and the Standstill Agreement.

     (c) If (i) the Liberty Parties reject or are deemed to reject the offer of the Founder Offered Shares set forth in a Founder Offer Notice, or (ii) the Liberty Parties accept such offer but the purchase and sale of all of the Founder Offered Shares does not occur within the time period specified in
     Section 5(b) (as extended, if applicable, the "Liberty Purchase Period") for any reason other than the Founders' failure to comply with their respective obligations under Section 5(b), then the Founder Party delivering the Founder Offer Notice shall be free to Transfer the Founder Offered Shares (or, if applicable, convert the Founder Offered Shares into shares of Class A Stock), provided that, in the case of a Transfer:

        (A) the Transfer occurs at a price per share equal to or higher than the Founder Offer Price within 60 days after the applicable of (x) the last day of the Founder Election Period if the offer set forth in the Founder Offer Notice was rejected or deemed rejected or (y) the last day of the Liberty Purchase Period if the closing of the sale of the Founder Offered Shares pursuant to the Founder Offer Notice did not occur by such date, and

        (B) unless the aggregate number of Founder Offered Shares then being Transferred by all Founder Parties to the same transferee represents at least a majority of the aggregate amount of Subject Shares Beneficially Owned by all Founders and their Permitted Transferees and Designated
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        Purchasers, such Founder Offered Shares are converted into shares of
        Class A Stock prior to the Transfer.

Any purported Transfer of Subject Shares in violation of this Section 5 shall be void and ineffective as against both the transferring Founder Party and the proposed transferee, and any purported conversion of Subject Shares in violation of this Section 5 shall be void and ineffective.

SECTION 6.  Permitted Transfers.

     (a) The Liberty Parties and any Founder Party may Transfer Subject Shares to their respective Permitted Transferees without being obligated to first deliver a First Offer Notice to any other party, provided that the Permitted Transferee undertakes in writing to be subject to each of the terms of this Agreement, and in the case of a Permitted Transferee of a Liberty Party, the Standstill Agreement and, in the case of Permitted Transferees of the Founder Parties, the Voting Agreement and is then subject to the rights and obligations that apply to the Liberty Parties, in the case of Permitted Transferees of a Liberty Party, or the Founder Parties, in the case of Permitted Transferees of a Founder Party. Any purported Transfer to a Permitted Transferee shall be void and ineffective as against both the transferring Liberty Party or Founder Party, and the Permitted Transferee, if the Permitted Transferee fails to become subject to this Agreement and subject to the rights and obligations of the transferring Liberty Party or Founder Party.

     (b) A Founder Party or Liberty Party may pledge or grant a security interest in Subject Shares, or Rights to acquire Subject Shares, to a financial institution to secure a bona fide loan made to such Founder Party or Liberty Party, or in connection with a hedging transaction with a financial institution, without becoming obligated to deliver a First Offer Notice; provided that the lender or counter-party (i) may not become the registered holder of Subject Shares as a consequence thereof, (ii) agrees in writing with the pledging party (in an agreement which expressly provides that United and the non-pledging party (the Liberty Parties or the Founders, as applicable) are third-party beneficiaries thereof) that such secured party shall not foreclose upon or Transfer any Subject Shares pursuant to the exercise of its remedies with respect to such pledge or security interest unless it first complies with the provisions of Section 4 as if it were a Liberty Party, in the case of a pledge of Subject Shares held by a Liberty Party, and the provisions of Section 5 as if it were a Founder Party, in the case of a pledge of Subject Shares held by a Founder Party, and, in either case, if the applicable offer is rejected or deemed rejected or the purchase and sale of the offered shares fail for any reason to occur, it converts the Subject Shares subject to such pledge or security interest into Class A Stock prior to such foreclosure or Transfer. Notwithstanding the foregoing reference to the provisions of Section 4 and 5, for pledges made to secure loans (or notional amounts in the case of hedging transactions) of less than $15 million, (1) the maximum election period shall be one (1) Business Day (rather than the Sixty-Day Election Period provided in Section 4 or the thirty-day Founder Election Period provided in Section 5) and (2) the closing of any purchase and sale of the pledged shares by the Liberty Parties or the Founders, as applicable, pursuant to the exercise of their first offer rights shall occur within three (3) Business Days of the delivery of a First Offer Notice by the secured party.

     (c) Those pledges of common stock of Old United that were in effect on May 25, 2001 and are identified on Appendix I hereto, and which apply to Subject Shares as of the date hereof, shall not be deemed to have been made in violation of the foregoing provisions of this Agreement, provided that the pledging parties use their best commercially reasonable efforts to obtain the agreement of the applicable lender or counter-party contemplated by Section 6(b).

SECTION 7.  Tag-Along Rights.

     (a) If (i) (A) the Liberty Parties propose to Transfer Liberty Offered Shares representing a majority of the Class B and Class C Stock then Beneficially Owned by the Liberty Parties or, when taken together with all prior Transfers of such stock other than to a Permitted Transferee or the Founders and their Designated Purchasers, a number of shares equal to a majority of such stock Beneficially Owned by the Liberty Parties as of the date hereof, in either case pursuant to a Liberty Offer Notice or Liberty Offer

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     Notices delivered in accordance with Section 4, (B) the Founders and their
     Designated Purchasers fail to purchase such Liberty Offered Shares and (C) the Liberty Parties propose to Transfer the Class A Stock obtained by the conversion of such Liberty Offered Shares to a Person other than a Permitted Transferee, or (ii) (A) the Founder Parties propose to Transfer Founder Offered Shares representing a majority of the Class B Stock then Beneficially Owned by all Founder Parties, or, when taken together with all prior Transfers of such stock other than to a Permitted Transferee or the Liberty Parties, a number of shares equal to a majority of such stock Beneficially Owned by the Founders and their Permitted Transferees as of the date hereof, in either case pursuant to a Founder Offer Notice or Founder Offer Notices delivered in accordance with Section 5, (B) the Liberty Parties fail to purchase such Founder Offered Shares and (C) the Founder Parties propose to Transfer such Founder Offered Shares to a Person other than a Permitted Transferee, the proposed transferor(s) (the "Transferor") must first deliver a notice (a "Tag-Along Notice") to the Founders, if the Transferor is one or more Liberty Parties, or to the Liberty Parties, if the Transferor is one or more Founder Parties, setting forth (w) the number of shares of Class A Stock or shares of Class B Stock proposed to be Transferred (which shall be the same as the number of Subject Shares subject to the applicable First Offer Notice), (x) the price per share of Class A Stock or per share of Class B Stock at which the shares of Class A Stock or shares of Class B Stock are proposed to be Transferred (which shall be equal to or greater than the price per share set forth in the applicable First Offer Notice), (y) all Liens and Restrictions to which the shares of Class A Stock or shares of Class B Stock proposed to be Transferred will be subject, and (z) whether the shares of Class A Stock or shares of Class B Stock proposed to be Transferred are to be sold for cash or other consideration and the other terms of the proposed Transfer.

     (b) The Liberty Parties (if the Transferor is one or more Founder Parties) or the Founder Parties (if the Transferor is one or more Liberty Parties) (the applicable of the foregoing, the "Tag-Along Group") shall have the right (the "Tag-Along Right"), exercisable by written notice delivered to the Transferor not later than 15 Business Days following the date the Tag-Along Notice is given, to elect to Transfer up to an aggregate number of shares of Class B Stock and/or Class C Stock (and/or, if the Tag-Along Group consists of one or more Liberty Parties, Class A Stock) owned by the members of the Tag-Along Group equal to the number determined by multiplying the number of shares of Class B Stock (or Class A Stock if the Transferor is a Liberty Party) proposed to be transferred by the Transferor by a fraction the numerator of which is the number of shares of Class B Stock and Class C Stock (and, if the Tag-Along Group consists of one or more Liberty Parties, Class A Stock) then owned in the aggregate by the members of the Tag-Along Group and the denominator of which is the total number of shares of Class B Stock and Class C Stock then owned in the aggregate by the Transferor and the members of the Tag-Along Group (and, if the Tag-Along Group consists of one or more Liberty Parties, shares of Class A Stock then owned by members of the Tag-Along Group). The shares of Common Stock Transferred by the Liberty Parties pursuant to the exercise of a Tag-Along Right may include shares of Class A Stock, but only up to an aggregate number of shares of Class A Stock in any such Transfer equal to the number determined by multiplying the total number of shares of Common Stock that may be Transferred by the Liberty Parties pursuant to such Tag-Along Right (computed in accordance with the preceding sentence) by a fraction, the numerator of which is the number of shares of Class A Stock then owned in the aggregate by the Liberty Parties and the denominator of which is the total number of shares of Common Stock then owned in the aggregate by the Liberty Parties. The Tag-Along Right shall be allocated among the members of the Tag-Along Group by Liberty (in the case of the Liberty Parties) or the Controlling Principals (in the case of the Founder Parties). The number of shares to be Transferred by the Transferor shall be reduced by the number of shares to be sold by the parties to this Agreement that exercise Tag-Along Rights ("Exercising Holders").

     (c) The terms on which any Transferor required to deliver a Tag-Along Notice actually Transfers its shares of Class B Stock or shares of Class A Stock shall not be more favorable, and shall include no more cash, than the terms on which Exercising Holders Transfer their shares of Common Stock. Exercising Holders may be required to make the same representations, warranties, covenants and agreements as are given by the Transferor in connection with any Transfer pursuant to this Section 7, but only insofar as they relate to such Exercising Holder's ownership of the Common Stock subject to the Transfer, are
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     representations or warranties regarding the approval, authorization or enforceability of such action, or are covenants or agreements to the effect that such Exercising Holder will take such commercially reasonable actions as may be necessary for the Transfer to lawfully occur and which the Transferor has also agreed to take (other than any such actions which can reasonably be taken only by the Transferor).

If any Liberty Party or Founder Party exercises its Tag-Along Right, the Transferor required to deliver a Tag-Along Notice shall cause the documents relating to the Transfer of its shares of Class A Stock or shares of Class B Stock to the proposed transferee to be amended so that such documents include as parties the Exercising Holders, and so as to provide that the proposed transferee shall acquire from such Exercising Holders the number of shares of Common Stock held by such Exercising Holders as to which the Tag-Along Right has been exercised. The closing of the sale of Common Stock by any Exercising Holder pursuant to this Section 7 shall, to the extent legally practicable, take place at the same time and place as the closing of the Transfer by any Transferor giving rise to the Tag-Along Right. At such closing, (x) the Exercising Holders shall deliver to the transferee certificates representing the Common Stock subject to the Transfer, free and clear of any Lien or Restriction (if the Transferor's shares are being transferred free and clear of any Lien or Restriction) other than those created by this Agreement, another Transaction Agreement, the Transferor or the transferee, (y) the transferee shall deliver to the Exercising Holders the consideration to be paid for such Common Stock in accordance with the terms of the purchase and sale of such Common Stock and of the Common Stock of the Transferor, and (z) subject to the preceding paragraph, the Exercising Holders shall execute such other documents and take such other actions as are reasonably necessary to consummate the sale of such Common Stock and are also being taken by the Transferor (other than any such actions as can reasonably be taken only by the Transferor). Any shares of Class C Stock Transferred to a transferee pursuant to this Section shall be converted immediately prior to such Transfer to Class A Stock or, if then permissible under the United Charter, Class B Stock.

Any purported Transfer of Common Stock in violation of this Section 7 shall be void and ineffective as against both the Transferor and the proposed transferee.

SECTION 8.  Drag-Along Rights.

     (a) If (A) the Founder Parties propose to Transfer Founder Offered Shares in an amount equal to the greater of (1) a number of shares that represents a majority of the Class B Stock then Beneficially Owned by all Founders and their Permitted Transferees or (2) a number of shares that, when taken together with all shares of Class B Stock previously Transferred to Persons other than Permitted Transferees or the Liberty Parties, represents a majority of the Class B Stock Beneficially Owned by the Founders and their Permitted Transferees as of the date hereof, in either case, pursuant to a Founder Offer Notice or Founder Offer Notices delivered in accordance with
     Section 5, (B) the Liberty Parties fail to purchase such Founder Offered Shares and (C) the Founder Parties propose to Transfer such Founder Offered Shares to an unaffiliated third party that is not a Permitted Transferee, then the Controlling Principals may deliver a notice (a "Drag-Along Notice") to the Liberty Parties setting forth (w) the number of shares of Class B Stock proposed to be Transferred (which shall be the same as the number of Subject Shares subject to the applicable Founder Offer Notice),
     (x) the price per share at which the shares of Class B Stock are proposed to be Transferred (which shall be equal to or greater than the price per share set forth in the applicable Founder Offer Notice), (y) all Liens and Restrictions to which the shares of Class B Stock proposed to be Transferred will be subject, and (z) whether the Class B Stock proposed to be Transferred is to be sold for cash or other consideration and the other terms of the proposed Transfer.

     (b) Upon receipt of a Drag-Along Notice, the Liberty Parties will be required to Transfer to the proposed transferee, at the Liberty Parties' election, (i) all shares of Class B Stock and Class C Stock Beneficially Owned by the Liberty Parties as to which they have dispositive power, (ii) all shares of Common Stock Beneficially Owned by the Liberty Parties as to which they have dispositive power or (iii) the Proportionate Number of Shares Beneficially Owned by the Liberty Parties (and, in the case of a Transfer pursuant to this clause (iii), such Proportionate Number of Shares Beneficially Owned by the Liberty Parties shall be comprised of shares of Common Stock of each class in the same relative

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     proportions as the Liberty Parties' aggregate Beneficial Ownership of each such class bears to the Liberty Parties' aggregate Beneficial Ownership of Common Stock of all classes); provided, however, that if, in connection with the proposed Transfer by the Founders, Mr. Gene W. Schneider, G. Schneider Holdings, Co., a Colorado limited partnership, The Gene W. Schneider Family Trust, Mr. Mark L. Schneider and The MLS Family Partnership LP propose to Transfer to the proposed transferee all shares of Common Stock Beneficially Owned by them, which shares of Common Stock include shares of Class B Stock representing at least 40% of the greater of
     (x) the number of shares of Class B Stock Beneficially Owned by them in the aggregate as of the date hereof and (y) the number of shares of Class B common stock of Old United Beneficially Owned by them in the aggregate as of June 25, 2000, in each case appropriately adjusted for stock splits, stock dividends and other similar events, then the Liberty Parties will be required to Transfer to the proposed transferee all shares of Common Stock Beneficially Owned by them as to which they have dispositive power.

     (c) The Liberty Parties may require that any Transfer with respect to which the Founders exercise their Drag-Along Rights be structured as a transaction in which all holders of Class B Stock and Class C Stock are treated equally with respect to all shares of Common Stock being transferred and that is a tax-free transaction for the Liberty Parties.

     (d) Upon exercise by the Founders of Drag-Along Rights, the terms on which the Liberty Parties actually Transfer their Common Stock shall not be less favorable, and (subject to clause (c) above) shall not include less cash, than the terms on which the Founder Parties Transfer their Class B Stock. The Liberty Parties may be required to make the same representations, warranties, covenants and agreements as are given by the Founder Parties in connection with any Transfer pursuant to this Section 8, but only insofar as they relate to the Liberty Parties' ownership of the Common Stock subject to the Transfer, are representations or warranties regarding approval, authorization or enforceability of such action, or are covenants or agreements to the effect that the Liberty Parties will take such commercially reasonable actions as may be necessary for the Transfer to lawfully occur and which the Founder Parties have also agreed to take (other than any such action which can reasonably be taken only by the Founders).

Upon exercise by the Founders of Drag-Along Rights, the Founders shall cause the documents relating to the Transfer of their Class B Stock to the proposed transferee to be amended so that such documents include as parties the Liberty Parties, and so as to provide that the proposed transferee shall acquire from the Liberty Parties the number of shares of Common Stock determined in accordance with Section 8(b). Except as otherwise required in order to satisfy
Section 8(c), the closing of the sale of Common Stock by the Liberty Parties pursuant to this Section 8 shall, to the extent legally practicable, take place at the same time and place as the closing of the Transfer by the Founder Parties. At such closing, (x) the Liberty Parties shall deliver to the transferee certificates representing the Common Stock subject to the Transfer, free and clear of any Lien or Restriction (if the Founder Parties' shares are being transferred free and clear of any Lien or Restriction) other than those created by this Agreement, any other Transaction Agreement or the transferee,
(y) the transferee shall deliver to the Liberty Parties the consideration to be paid for such Common Stock in accordance with the terms of the purchase and sale of such Common Stock and of the Class B Stock of the Founder Parties, and (z) subject to the preceding paragraph, the Liberty Parties shall, to the same extent as the Founder Parties with respect to the Class B Stock being transferred by them, execute such other documents and take such other commercially reasonable actions as may be necessary to consummate the sale of such Common Stock (other than any such action which can reasonably be taken only by the Founders). Any shares of Class C Stock Transferred to a transferee pursuant to this Section 8 shall be converted immediately following such Transfer to Class A Stock or, if (i) then permissible under the United Charter or (ii) such conversion would not result in a "Change of Control" pursuant to the Current Indentures as then in effect, Class B Stock.

SECTION 9.  All Shares.

All Equity Securities at any time Beneficially Owned by the Liberty Parties or the Founders or any of their Permitted Transferees shall be subject to the terms of this Agreement.

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SECTION 10.  Exchange of Shares.

     (a) United will, on request of Liberty and subject to applicable Law and listing requirements, permit any Liberty Party or its Affiliates to exchange any shares of Class A Stock or Class B Stock Beneficially Owned by such Liberty Party or Affiliate for shares of Class C Stock or, following the conversion of the Class C Stock, Class B Stock on a one-for-one basis.

     (b) United will, on request of Liberty and subject to applicable Law and listing requirements, permit any Liberty Party or its Affiliates to exchange capital stock of UPC (or capital stock of any other Affiliate of United (including, for purposes of this Section 10, any Person in which United, directly or indirectly, Beneficially Owns 50% or more of the equity securities, without regard to voting power in the election of directors)) Beneficially Owned by such Liberty Party or Affiliate (which shares were acquired from UPC or such Affiliate) for shares of Class C Stock or, following the conversion of the Class C Stock, Class B Stock on the basis provided in subsection (c) of this Section 10 and otherwise on such basis as Liberty and United may agree, including the receipt of required fairness opinions. United will use commercially reasonable efforts to structure any such exchange so that it is tax-free to Liberty.

     (c) Without limiting the generality of the foregoing, at any time and from time to time after the occurrence of an event that, upon the giving of notice by UPC would entitle UPC to convert the shares of its Series 1 Convertible Preference Shares A ("UPC Convertible Shares") Beneficially Owned by Liberty into ordinary shares of UPC ("UPC Ordinary Shares") (i) Liberty will have the right to put all or any portion of the UPC Convertible Shares or the UPC Ordinary Shares received on conversion or redemption of the UPC Convertible Shares or on exercise of warrants to United in exchange for shares of Class C Stock, or, following the conversion of the Class C Stock, Class B Stock, valued at the Agreed United Per Share Value (as defined in (and determined in accordance with) Schedule 10(c) to this Agreement, except that any values ascribed to United's direct or indirect investment in UPC Ordinary Shares and UPC Convertible Shares shall not exceed the values ascribed to such securities pursuant to the following sentence), and (ii) provided such exchange is tax-free to Liberty, United will have the right to call such UPC Convertible Shares or UPC Ordinary Shares from Liberty in exchange for shares of Class C Stock, or, following the conversion of the Class C Stock, Class B Stock, valued at the Average Market Price (as defined in the Merger Agreement) of the Class A Stock. For purposes of such put or call: (A) the value of UPC Convertible Shares will be as agreed by Liberty and United or, subject to Section 10(d), if they have not agreed on such value within ten days after the date notice of exercise of a put or call is given, as determined by an independent investment banking firm selected by the parties taking into account, among other things, the average closing sale price of the UPC Ordinary Shares for the period of 20 trading days preceding the date of such notice, and (B) UPC Ordinary Shares will be valued at the Average Market Price (as defined in the Merger Agreement) of the UPC Ordinary Shares as of the date notice of exercise of a put or call is given. If Liberty elects to exercise a put, United will use commercially reasonable efforts to structure the exchange transaction so that it is tax-free to Liberty.

     (d) If Liberty and United are unable to agree on the value of UPC Convertible Shares and are unable to agree on the selection of an investment banking firm to make such determination within the ten day period provided in Section 10(c)(A), then either party may select such investment banking firm by delivering written notice of such selection to the other party at any time after the expiration of such ten day period; provided however, that if the party receiving such a notice, within ten days after the receipt thereof, delivers written notice to the other party designating an alternate investment banking firm, then the two investment banking firms identified by the parties shall select a third investment banking firm, which shall determine the value of the UPC Convertible Shares as contemplated by Section 10(c)(A).

SECTION 11.  Endorsement of Certificates.

     (a) United shall endorse upon the certificate for each of the Equity Securities Beneficially Owned by the Liberty Parties and the Founders a legend substantially the same as the following legend:

        "The securities represented by this certificate are subject to a [Stockholders Agreement and a Standstill Agreement [in the case of such securities held by Liberty Parties]], a [Stockholders

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        Agreement and a Voting Agreement [in the case of such securities held by
        Founders]], each dated as of                     , 2002, copies of which
        are available from UnitedGlobalCom, Inc. upon request, and any sale, pledge, hypothecation, transfer, assignment or other disposition of such securities is subject to such Stockholders Agreement and [Standstill Agreement] [Voting Agreement]."

     (b) Upon surrender to United of any certificate representing any Equity Securities or Rights disposed of by a Liberty Party or any Affiliate of a Liberty Party in a transaction described in Section 5(a)(ii) or (v) of the Standstill Agreement or in clause (ii), (iii) or (iv) of the definition of Transfer in Section 1, United shall promptly cause to be issued (i) to the transferee or transferees of such Equity Securities or Rights one or more certificates without the legend set forth in Section 11(a) and (ii) to the holder of Equity Securities or Rights represented by such certificates so surrendered one or more certificates representing such Equity Securities or Rights, if any, as shall not have been so disposed of, with the legend set forth in Section 11(a). Upon termination of this Agreement pursuant to
     Section 13 and the surrender to United of any certificate representing Equity Securities or Rights, United shall cause to be issued to the holder of such Equity Securities or Rights one or more certificates without the legend set forth in Section 11(a).

SECTION 12.  Representations and Warranties.

Each of the Liberty Parties, on the one hand, and the Founders and United, on the other, severally and not jointly, represent and warrant to each other as of the date of this Agreement as follows:

     (a) Such party has the right, power, legal capacity and authority to enter into and perform such party's obligations under this Agreement, and this Agreement constitutes such party's valid and binding obligation, enforceable against such party in accordance with its terms, subject, as to enforceability, to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditor's rights and remedies generally, and to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

     (b) Such party has obtained all authorizations, permits, approvals or consents of any Persons, as well as all authorizations, permits, approvals or consents of any Governmental Authorities, necessary to enter into and perform such party's obligations under this Agreement, except as would not, individually or in the aggregate, materially adversely affect such party's ability to perform its obligations under this Agreement.

     (c) Such party is the lawful and Beneficial Owner of record of the Equity Securities set forth opposite such party's name in Appendix I, free and clear of any Lien or Restriction, except for those created by this Agreement or any other Transaction Agreement, or as otherwise set forth in Appendix I. In the case of a Founder, the number of equity securities of Old United Beneficially Owned by such party as of June 25, 2000 is also set forth on Appendix I.(1)

     (d) This Agreement and the transactions it contemplates do not conflict with any applicable Law or any agreement to which such party is a party or constitute a default under any such agreement, except as would not, individually or in the aggregate, materially adversely affect such party's ability to perform its obligations under this Agreement.

SECTION 13.  Term and Termination.

     (a) The Liberty Parties' covenants set forth in Section 3(a), the parties' obligation to issue a Tag-Along Notice pursuant to Section 7 and the Founder Parties' right to issue a Drag-Along Notice pursuant to Section 8 of this Agreement will terminate on June 25, 2010, unless this Agreement is earlier terminated in its entirety as described in this Section 13.

------------

(1) Appendix I should be updated to reflect this information.

     (b) This Agreement shall terminate as to any Liberty Party or Founder (but not as to any Designated Purchaser) the voting power of whose Beneficially Owned Equity Securities (together with that of its Permitted Transferees (which for this purpose will not include another Founder or Permitted Transferee of another Founder) and Controlled Affiliates) is reduced to 10% or less of the voting power of equity securities in Old United that such Liberty Party or Founder (together with its Permitted Transferees (which for this purpose will not include another Founder or Permitted Transferee of another Founder) and Controlled Affiliates) Beneficially Owned as of June 25, 2000. Notwithstanding the parentheticals in the preceding sentence, for purposes of this Section 13(b), Mr. Gene W. Schneider shall be deemed to Beneficially Own all Equity Securities Beneficially Owned by Mr. Mark L. Schneider, and Mr. Mark L. Schneider shall be deemed to Beneficially Own all Equity Securities Beneficially Owned by Mr. Gene W. Schneider. For purposes of this Section 13, the voting power of outstanding shares of Class C Stock, if any, shall be calculated as if such shares had been converted into Class B Stock.

     (c) This Agreement (other than Section 11(b)) shall terminate in its entirety on the first to occur of (a) such time as (i) all of the Founders and their Permitted Transferees that are parties to this Agreement as a group or (ii) Mr. Gene W. Schneider, Mr. Mark L. Schneider and their Permitted Transferees (which for this purpose will not include another Founder or Permitted Transferee of another Founder) that are parties to this Agreement as a group, no longer Beneficially Own a number of shares of Class B Stock equal to at least 40% of the greater of (x) the number of shares of Class B Stock Beneficially Owned by them in the aggregate as of the date hereof and (y) the number of shares of Class B common stock of Old United Beneficially Owned by them in the aggregate as of June 25, 2000, in each case appropriately adjusted for stock splits, stock dividends and other similar events, provided that for purposes of calculating such ownership, any Class B Stock transferred by such Person to a Liberty Party shall be deemed to continue to be owned, or (b) the consummation of a Transfer (whether in a single transaction or in one or more related transactions) by the Founders and their Permitted Transferees that are parties to this Agreement of shares of Class B Stock that represent at least a majority of the aggregate amount of Class B Stock then Beneficially Owned by them or that, when taken together with all shares of Class B Stock previously Transferred to Persons other than Permitted Transferees, represent a majority of the Class B Stock Beneficially Owned by the Founders and their Permitted Transferees as of the date hereof, whether to one or more Liberty Parties or to one or more unaffiliated third parties. For purposes of this Section 13, "Founders" means Gene W. Schneider, Mark
     L. Schneider, Curtis Rochelle and Albert M. Carollo, Sr.

SECTION 14. Remedies. Each of the parties acknowledges and agrees that in the event of any breach of this Agreement, the nonbreaching party would be irreparably harmed and could not be made whole by monetary damages. Accordingly, the parties to this Agreement, in addition to any other remedy to which they may be entitled hereunder or at law or in equity, shall be entitled to compel specific performance of this Agreement.

SECTION 15. Notices. All notices, requests, demands and other communications required or permitted under this Agreement shall be in writing, shall be deemed to have been duly given when delivered personally or, sent by telecopy, or recognized service providing for guaranteed delivery, addressed as follows:

     (a)  If to the Founders, to:

           UnitedGlobalCom, Inc.
           4643 South Ulster Street
           Suite 1300
           Denver, Colorado 80237
           Attention: President
           Fax: 303/770-4207

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        with copies to:

           UnitedGlobalCom, Inc.
           4643 South Ulster Street
           Suite 1300
           Denver, Colorado 80237
           Attention: General Counsel
           Fax: 303/770-4207

        and

           Holme Roberts & Owen LLP
           1700 Lincoln Street
           Suite 4100
           Denver, Colorado 80203
           Attention: W. Dean Salter, Esq.
           Fax: 303/866-0200

     (b)  If to the Liberty Parties, to:

           Liberty Media Corporation
           12300 Liberty Blvd.
           Englewood, Colorado 80112
           Attention: President
           Fax: 720/875-5382

        with a copy to:

           Liberty Media Corporation
           12300 Liberty Blvd.
           Englewood, Colorado 80112
           Attention: Elizabeth M. Markowski, Esq.
           Fax: 720/875-5858

           Baker Botts LLP
           599 Lexington Avenue
           New York, New York 10022
           Attention: Robert W. Murray, Esq.
           Fax: 212/705-5125

Liberty and the Controlling Principals shall be responsible for distributing any notices they receive to the Liberty Parties and Founder Parties, respectively, as necessary, as well as for supplying each other with any changes in the addresses or telecopy numbers set forth in this Section 15. All notices, requests, demands, waivers and communications shall be deemed to have been given on the date of delivery or on the first Business Day after overnight delivery was guaranteed by a recognized delivery service, except that any change of address shall be effective only upon actual receipt. Written notice given by telecopy shall be deemed effective when confirmation is received by the sending party. Delivery shall be deemed to have been made to each Founder on the date that delivery is made to United at the address specified above (as it may be changed as provided herein). Delivery shall be deemed to have been made to each Liberty Party on the date that delivery is made to Liberty at the address specified above (as it may be changed as provided herein).

SECTION 16. Entire Agreement. This Agreement, together with the other Transaction Agreements and the Merger Agreement, contains all the terms and conditions agreed upon by the parties hereto regarding the subject matter hereof and thereof, and no other agreements, oral or otherwise, regarding the subject matter hereof shall have any effect unless in writing and executed by the parties after the date of this Agreement.

SECTION 17. Applicable Law, Jurisdiction; Waiver of Jury Trial. This Agreement shall be governed by Colorado law without regard to conflicts of law rules. The parties hereby irrevocably submit to the jurisdiction

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of any Colorado State or United States Federal court sitting in Colorado, and only a State or Federal Court sitting in Colorado will have any jurisdiction over any action or proceeding arising out of or relating to this Agreement or any agreement contemplated hereby, and the undersigned hereby irrevocably agree that all claims in respect of such action or proceeding shall be heard and determined in such State or Federal court. The undersigned further waive any objection to venue in such State and any objection to any action or proceeding in such State on the basis of a non-convenient forum. Each party hereby IRREVOCABLY WAIVES ANY RIGHT TO A TRIAL BY JURY in any proceeding brought with respect to this Agreement or the transactions contemplated hereby.

SECTION 18. Headings. The headings in this Agreement are for convenience only and are not to be considered in interpreting this Agreement.

SECTION 19. Counterpart Execution. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original but all of which will constitute a single agreement.

SECTION 20. Parties in Interest. Nothing in this Agreement, express or implied, is intended to confer upon any Person other than the parties hereto and their permitted successors and assigns, any benefits, rights or remedies. Except as contemplated by the definitions of "Liberty" or "Transfer," neither this Agreement nor the rights or obligations of any party may be assigned or delegated (other than to a Permitted Transferee that becomes a party hereto in accordance with the terms hereof) by operation of law or otherwise without the prior written consent of Liberty and Controlling Principals.

SECTION 21. Severability. The invalidity or unenforceability of any provision of this Agreement in any application shall not affect the validity or enforceability of such provision in any other application or the validity or enforceability of any other provision.

SECTION 22. Waivers and Amendments. No waiver of any provision of this Agreement shall be deemed a further or continuing waiver of that provision or a waiver of any other provision of this Agreement. This Agreement may not be amended except in a writing signed by Liberty, United and Controlling Principals. United may waive its rights under this Agreement only with the prior approval of a majority of the Board.

SECTION 23. Interpretation. As used herein, except as otherwise indicated herein or as the context may otherwise require, the words "include," "includes" and "including" are deemed to be followed by "without limitation" whether or not they are in fact followed by such words or words of like import; the words "hereof," "herein," "hereunder" and comparable terms refer to the entirety of this Agreement, including the Appendix hereto, and not to any particular article, section or other subdivision hereof or Appendix hereto; any pronoun shall include the corresponding masculine, feminine and neuter forms; the singular includes the plural and vice versa; references to any agreement or other document are to such agreement or document as amended and supplemented from time to time; references to any statute or regulation are to it as amended and supplemented from time to time, and to any corresponding provisions of successor statutes or regulations; references to "Article," "Section" or another subdivision or to an "Appendix" are to an article, section or subdivision hereof or an "Appendix" hereto; and all references to "the date hereof," "the date of this Agreement" or similar terms (but excluding references to the date of execution hereof) refer to the date first above written, notwithstanding that the parties may have executed this Agreement on a later date. Any reference herein to a "day" or number of "days" (without the explicit qualification of "Business") shall be deemed to refer to a calendar day or number of calendar days. If any action or notice is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action or notice may be taken or given on the next succeeding Business Day.

SECTION 24. Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

Executed as of the date first set forth above.

                                          UNITEDGLOBALCOM, INC.,
                                          a Delaware corporation

                                          By:
                                            ------------------------------------
                                            Name:
                                            Title:

                                            LIBERTY MEDIA CORPORATION,
                                            a Delaware corporation

                                            By:
                                              ----------------------------------
                                              Name:
                                              Title:

                                            LIBERTY GLOBAL, INC.,
                                            a Delaware corporation

                                            By:
                                              ----------------------------------
                                              Name:
                                              Title:

                               FOUNDER SIGNATURES

                             THE G. SCHNEIDER GROUP


Dated:
                                                --------------------------------------------
                                                             Gene W. Schneider

                                                G. SCHNEIDER HOLDINGS, CO.,
                                                a Colorado limited partnership

Dated:                                          By:
                                                    ----------------------------------------
                                                               Gene W. Schneider
                                                                General Partner

                                                THE GENE W. SCHNEIDER FAMILY TRUST

Dated:                                          By:
                                                    ----------------------------------------
                                                            Tina M. Schneider Wildes
                                                                    Trustee

Dated:                                          By:
                                                    ----------------------------------------
                                                                Carla G. Shankle
                                                                    Trustee

Dated:                                          By:
                                                    ----------------------------------------
                                                                 W. Dean Salter
                                                                    Trustee

                                                MLS FAMILY PARTNERSHIP LLLP

                                                By:      THE NICOLE SCHNEIDER TRUST
                                                   -----------------------------------------
                                                              General Partner

Dated:                                          By:
                                                    ----------------------------------------
                                                             Gene W. Schneider
                                                                  Trustee

Dated:                                          By:
                                                    ----------------------------------------
                                                             John F. Riordan
                                                                  Trustee

                               FOUNDER SIGNATURES

                             THE M. SCHNEIDER GROUP

Dated:
                                                --------------------------------------------
                                                              Mark L. Schneider

                               FOUNDER SIGNATURES

                               THE ROCHELLE GROUP

                                                ROCHELLE LIMITED PARTNERSHIP

                                                By:          CURTIS ROCHELLE TRUST
                                                    ----------------------------------------
                                                               General Partner

Dated:                                          By:
                                                    ----------------------------------------
                                                              Curtis W. Rochelle
                                                                   Trustee

                                                MARIAN H. ROCHELLE REVOCABLE TRUST

Dated:                                          By:
                                                    ----------------------------------------
                                                             Marian H. Rochelle
                                                                  Trustee

Dated:                                          By:
                                                    ----------------------------------------
                                                            Curtis W. Rochelle

Dated:                                          By:                 *
                                                    ----------------------------------------
                                                             Marian H. Rochelle

Dated:                                          By:                 *
                                                    ----------------------------------------
                                                               Jim Rochelle

Dated:                                          By:                 *
                                                    ----------------------------------------
                                                             April Brimmer Kunz

Dated:                                          By:                 *
                                                    ----------------------------------------
                                                               Kathleen Jaure

*By: CURTIS W. ROCHELLE
     ---------------------------------------
     Attorney-in-Fact

                               FOUNDER SIGNATURES

                               THE CAROLLO GROUP

Dated:
                                                --------------------------------------------
                                                                Albert M. Carollo

                                                CAROLLO COMPANY,
                                                a Wyoming General Partnership

Dated:                                          By:
                                                    ----------------------------------------
                                                               Albert M. Carollo
                                                                General Partner

                                                ALBERT & CAROLYN COMPANY,
                                                a Wyoming Trust

Dated:                                          By:                   *
                                                    ----------------------------------------
                                                            Albert M. Carollo, Jr.
                                                                   Trustee

                                                JAMES R. CAROLLO LIVING TRUST
                                                a Wyoming Trust

Dated:                                          By: *
                                                    ----------------------------------------
                                                               James R. Carollo
                                                                   Trustee

                                                JOHN B. CAROLLO LIVING TRUST
                                                a Wyoming Trust

Dated:                                          By: *
                                                    ----------------------------------------
                                                               John B. Carollo
                                                                   Trustee

*By:           ALBERT M. CAROLLO
     ---------------------------------------
               Attorney-in-Fact

                                                                      APPENDIX 1

                            OWNERSHIP OF SECURITIES

                                                                                   OUTSTANDING
                    FOUNDER                      CLASS A STOCK    CLASS B STOCK      OPTIONS
-----------------------------------------------  -------------    -------------    -----------
Albert Carollo, Sr. ...........................         -0-               -0-        120,000
Carollo Company................................         -0-           222,420            -0-
Albert & Carolyn Carollo.......................         -0-           222,412            -0-
James R. Carollo Living Trust..................         -0-           222,412            -0-
John B. Carollo Living Trust...................         -0-           111,200            -0-
Kathleen Jaure.................................         -0-            76,912            -0-
April B. Kunz..................................      67,200            32,756            -0-
Curtis Rochelle................................         -0-               -0-        120,000
Rochelle Limited Partnership...................     150,000         1,796,940            -0-
Marian Rochelle................................         -0-               -0-            -0-
Marian Rochelle Revocable Trust................     137,134           222,368            -0-
Jim Rochelle...................................         -0-            66,912            -0-
Gene W. Schneider..............................      10,170         1,743,216(1)     995,087(5)
G. Schneider Holdings, Co......................         -0-         3,063,512(1)         -0-
Mark Schneider.................................     126,686(2)        170,736(3)     343,878
The Gene W. Schneider Family Trust.............         -0-           400,000(3)         -0-
The MLS Family Partnership LP..................     256,541(4)        410,000(3)         -0-

------------
(1) Gene W. Schneider and the G. Schneider Holdings, Co. have each pledged 520,000 shares of Class B Stock to Citibank Private Bank of Citicorp North America Inc. ("Citibank")

(2) Mark Schneider has pledged 42,000 shares of Class A Stock to Citibank and the remaining 84,686 shares of Class A Stock are subject to a cashless collar with J.P. Morgan International Bank.

(3) All of these shares are pledged to Citibank.

(4) All of these shares are subject to a Forward Sale Agreement with Citibank.

(5) Subject to shareholder approval, granted an additional option by Old United for 1,500,000 shares on December 6, 2000. This option will become an option for shares of United pursuant to the Merger Agreement.

                            OWNERSHIP OF SECURITIES

                                                              CLASS A STOCK   CLASS C STOCK
                                                              -------------   -------------
Liberty Media Corporation...................................
Liberty Global, Inc. .......................................

                                                                  SCHEDULE 10(c)

1. The "Agreed United Per Share Value" for purposes of Section 10(c) of the Agreement shall be equal to the SOP Value of United, determined in accordance with the terms of the following paragraphs.

2. Promptly following the date notice is given of the exercise of a put pursuant to Section 10(c), Liberty and United shall negotiate in good faith to determine the SOP Value of United.

3. (a) If within ten days following the date notice of an exercise of a put pursuant to Section 10(c) is given (or such longer period as Liberty and United may agree) Liberty and United have not agreed upon the SOP Value of United, the determination of such SOP Value shall be determined in accordance with the appraisal procedures set forth in this paragraph 3.

(b) No later than the fifteenth day after the expiration of the ten-day (or longer) period referred to in paragraph 3(a) (the "Selection Date"), Liberty and United shall each notify the other of the nationally recognized investment banking firm (an "Appraiser") selected by it to determine the SOP Value of United (unless prior thereto the parties have jointly selected an Appraiser). If either party fails to select or timely notify the other party of its selection of an Appraiser, then the determination of the SOP Value of United shall be made by the Appraiser selected by the other party. Each Appraiser shall deliver a written report (the "Appraisal Report") to Liberty and United setting forth such Appraiser's determination of the SOP Value of United within 20 days of the Selection Date.

(c) If there is only one Appraiser, the SOP Value of United shall be deemed to be the SOP Value as determined by such Appraiser. If there are two Appraisers, and if the higher of the Appraisers' respective determinations of such SOP Value is not more than 120% of the lower of such determinations, then the SOP Value of United shall be equal to the average of such two determinations. If the higher of the respective determinations of such SOP Value is more than 120% of the lower of such determinations, then the two Appraisers shall jointly select a third Appraiser within five days following the date on which the last of the two Appraisal Reports was delivered, and each such Appraiser shall furnish the third Appraiser with its work product used in preparing its Appraisal Report; provided, however, that if the first two Appraisers have not selected the third Appraiser within 10 days, either Liberty or United may cause the American Arbitration Association of New York to appoint such third Appraiser. Such third Appraiser shall deliver its Appraisal Report of its determination of the SOP Value of United within 20 days of its appointment, and in such case such SOP Value shall be equal to the average of the two closest determinations; provided, however, that if the difference between the highest and middle determinations is no more than 105% and no less than 95% of the difference between the middle and lowest determinations, then the SOP Value of United shall be equal to such middle determination. For these purposes, if any such Appraiser expresses its determination of the SOP Value of United as a range of values, such Appraiser's determination of such SOP Value shall be deemed to be the midpoint of such range of values. The determination of the SOP Value of United in accordance with the provisions of this Schedule 10(c) shall be final, binding and conclusive, in the absence of manifest error.

(d) Each of Liberty and United shall use its commercially reasonable efforts to cause its designated Appraiser to timely deliver its Appraisal Report, If, pursuant to the foregoing procedures, a third determination is required, each of Liberty and United shall use its commercially reasonable efforts to cause its designated Appraiser to promptly take all actions necessary for the joint selection by such two Appraisers of the third Appraiser and to promptly make available to such third Appraiser the work product of such Appraiser relating to its determination of the SOP Value of United and shall also take all reasonable actions that are necessary in order to cause such third Appraiser to timely deliver its Appraisal Report.

(e) All fees and expenses of any Appraiser conducting an appraisal in accordance with this Schedule 10(c) shall be paid by the party or parties retaining such Appraiser. If a single Appraiser or a third Appraiser is retained pursuant to this Schedule 10(c), the fees and expenses of such Appraiser shall be split equally between Liberty and United.

4. For purposes of this Schedule 10(c), the "SOP Value" of United shall be equal to a sum-of-the-parts valuation of such Person on a per share basis. For purposes of such sum-of-the-parts valuation (i) any publicly traded capital stock held by United, directly or indirectly through a wholly-owned Subsidiary (as defined in the Merger Agreement), shall be deemed to have a value equal to the Average Market Price (as defined in the Merger Agreement) of such capital stock on the relevant date of determination and (ii) any non-publicly traded interest in any business held by United (a "Non-Public Interest") shall be deemed to have a value equal to the price (on an equity-value basis and net of taxes if a taxable sale is assumed), on the relevant date of determination, that a willing buyer having full knowledge of all relevant facts would pay to buy such Non-Public Interest in a single arm's-length transaction in which neither party is under any compulsion to sell or buy and no other consideration is paid or business relationships entered into.

                                                                     EXHIBIT 7.8

                                VOTING AGREEMENT

This Voting Agreement (this "Agreement") dated as of
               , 2001, is entered into among New UnitedGlobalCom, Inc., a Delaware corporation that upon the effectiveness of the Merger described under "Background" below will be renamed UnitedGlobalCom, Inc. ("United"), and each of the Persons indicated as a "Founder" on the signature pages hereto.

                                   BACKGROUND

The Founders are currently the beneficial owners of Class B Common Stock, par value $.01 per share ("Old United Class B Common Stock"), of UnitedGlobalCom, Inc., a Delaware corporation ("Old United"). Pursuant to certain transactions described in the Agreement and Plan of Restructuring and Merger, dated as of December 3, 2001 (the "Merger Agreement"), among Old United, United, United/New United Merger Sub, Inc., a Delaware corporation ("Merger Sub"), Liberty Media Corporation, a Delaware corporation ("Liberty Media"), Liberty Media International, Inc., a Delaware corporation, Liberty Global, Inc., a Delaware corporation, ("Liberty Global") and the Founders, prior to the merger (the "Merger") of Merger Sub with and into Old United, the Founders will cause their shares of Old United Class B Common Stock to be contributed to United in exchange for an equal number of shares of the Class B Common Stock, par value $0.01 per share, of United ("Class B Common Stock"). It is a condition to the consummation of the transactions contemplated by the Merger Agreement, including without limitation the Merger, that United and the Founders each execute and deliver this Agreement.

United and the Founders wish to set forth certain agreements regarding the manner of the election of the Board of Directors of United that will become effective immediately upon the effectiveness of a Class B Event provided that such Class B Event occurs prior to the earlier of June 25, 2010 or the termination of the Stockholders Agreement in its entirety.

                                   AGREEMENT

In consideration of the foregoing premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

SECTION 1. Certain Definitions. In this Agreement, the following terms shall have the following meanings:

     Agreement.  As defined in the preamble.

     Board.  The Board of Directors of United.

     Class A Common Stock. The Class A Common Stock, par value $0.01 per share, of United.

     Class B Common Stock. As defined under "Background" on the first page of this Agreement.

     Class B Event. As defined in the Certificate of Incorporation of United, as in effect immediately following the Merger.

     Class C Common Stock. The Class C Common Stock, par value $0.01 per share, of United.

     Common Stock. The Class A Common Stock, the Class B Common Stock and the Class C Common Stock.

     Controlling Principals. Founders who are Principals and who hold a majority of the aggregate voting power of all Equity Securities held by the Founders who are Principals.

     Effective Date. The first date on which any Class B Event occurs if such Class B Event occurs prior to the first to occur of June 25, 2010 and the termination of the Stockholders Agreement in its entirety.

     Equity Securities. The Common Stock and any other securities hereafter issued by United that are entitled to vote generally in the election of directors.

     Founder Director.  As defined in Section 2(a).

     Founders.  As defined in the Stockholders Agreement.

     Liberty. Liberty Media and any successor (by merger, consolidation, transfer or otherwise) to all or substantially all of its assets.

     Liberty Director.  As defined in Section 2(a).

     Liberty Global. As defined under "Background" on the first page of this Agreement.

     Liberty Media. As defined under "Background" on the first page of this Agreement.

     Liberty Parties.  As defined in the Stockholders Agreement.

     Merger.  As defined under "Background" on the first page of this Agreement.

     Merger Agreement. As defined under "Background" on the first page of this Agreement.

     Merger Sub. As defined under "Background" on the first page of this Agreement.

     Old United. As defined under "Background" on the first page of this Agreement.

     Old United Class B Common Stock. As defined under "Background" on the first page of this Agreement.

     Permitted Transferee.  As defined in the Stockholders Agreement.

     Person. Any individual, firm, corporation, partnership, limited partnership, limited liability company, trust, joint venture or other legal entity, and shall include any successor (by merger or otherwise) of such entity.

     Principal. Any of Albert M. Carollo, Curtis Rochelle, Marian Rochelle, Rochelle Investments, Ltd (so long as it is controlled by Curtis or Marian Rochelle), Gene W. Schneider, G. Schneider Holdings, Co. (so long as it is controlled by Gene W. Schneider), Janet S. Schneider and Mark L. Schneider.

     Stockholders Agreement. The Stockholders Agreement dated as of the date hereof among United, the Liberty Parties and the Founders.

     Termination Date.  As defined in Section 3.

     United.  As defined in the preamble.

SECTION 2.  Founder Voting Obligation.

     (a) Commencing immediately upon the Effective Date, (i) the Controlling Principals shall have the right to nominate four members of the Board or, if greater, such number of members of the Board (rounded up to the next whole number) equal to 33 1/3% of the then-authorized number of members of the Board (each such nominee, a "Founder Director"), (ii) pursuant to the Standstill Agreement, the Liberty Parties will have the right to nominate four members of the Board or, if greater, such number of members of the Board (rounded up to the next whole number) equal to 33 1/3% of the then-authorized number of members of the Board (each such nominee, a "Liberty Director"), and (iii) the Board shall nominate the remaining members of the Board.

     (b) Each Founder and its Permitted Transferees shall vote or cause to be voted all Equity Securities owned by them (or with respect to which such Founder or Permitted Transferee has the right to vote or direct the voting) for the election to the Board of those persons nominated in accordance with this Section 2 and will not seek the removal of any director (other than a Founder Director) except for cause; provided that, if the Liberty Parties request that the Controlling Principals vote in favor of the removal of any Liberty Director, the Controlling Principals will vote or cause to be voted all Equity Securities owned by them (or with respect to which they have the right to vote or direct voting) in favor of the removal of such Liberty Director.

     (c) United shall take all necessary or desirable action (including, without limitation, nominations of the Founder Directors) in order to cause the Board to have the constituency provided for in Section 2(a) and to give effect to this Section 2(c). The Controlling Principals shall have the right to nominate persons to fill any vacancy on the Board created by the resignation, removal, incapacity or death of any Founder Director. Pursuant to the Standstill Agreement, Liberty shall have the right to nominate persons to fill any vacancy on the Board created by the resignation, removal, incapacity or death of any Liberty Director.

SECTION 3. Termination. This Agreement shall terminate in its entirety on the first to occur of June 25, 2010 and the date that the Stockholders Agreement is terminated in its entirety (the date upon which the first of such events occurs, the "Termination Date").

SECTION 4. Applicable Law, Jurisdiction. This Agreement shall be governed by Colorado law without regard to conflicts of law rules. The parties hereby irrevocably submit to the exclusive jurisdiction of any Colorado State or United States Federal court sitting in Colorado over any action or proceeding arising out of or relating to this Agreement or any agreement contemplated hereby, and the undersigned hereby irrevocably agree that all claims in respect of such action or proceeding shall be heard and determined in such State or Federal court. The undersigned further waive any objection to venue in such State and any objection to any action or proceeding in such State on the basis of a non-convenient forum. Each party hereby IRREVOCABLY WAIVES ANY RIGHT TO A TRIAL BY JURY in any proceeding brought with respect to this Agreement or the transactions contemplated hereby.

SECTION 5. Remedies. Each of the parties acknowledges and agrees that in the event of any breach of this Agreement, the nonbreaching party would be irreparably harmed and could not be made whole by monetary damages. Accordingly, the parties to this Agreement, in addition to any other remedy to which they may be entitled hereunder or at law or in equity, shall be entitled to compel specific performance of this Agreement.

SECTION 6. Headings. The headings in this Agreement are for convenience only and are not to be considered in interpreting this Agreement.

SECTION 7. Counterpart Execution. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original but all of which will constitute a single agreement.

SECTION 8. Parties in Interest. Nothing in this Agreement, express or implied, is intended to confer upon any Person other than the parties hereto and their Permitted Transferees, and their permitted successors and assigns any benefits, rights or remedies, except that Liberty is an intended beneficiary of this Agreement. Neither this Agreement nor the rights or obligations of any party may be assigned or delegated (other than to a Permitted Transferee in accordance with the terms of the Stockholders Agreement) by operation of law or otherwise without the prior written consent of the Controlling Principals and United.

SECTION 9. Severability. The invalidity or unenforceability of any provision of this Agreement in any application shall not affect the validity or enforceability of such provision in any other application or the validity or enforceability of any other provision.

SECTION 10. Interpretation. As used herein, except as otherwise indicated herein or as the context may otherwise require, the words "include," "includes" and "including" are deemed to be followed by "without limitation" whether or not they are in fact followed by such words or words of like import; the words "hereof," "herein," "hereunder" and comparable terms refer to the entirety of this Agreement and not to any particular section hereof; any pronoun shall include the corresponding masculine, feminine and neuter forms; the singular includes the plural and vice versa; references to any agreement or other document are to such agreement or document as amended and supplemented from time to time; references to "Section" or another subdivision are to a section or subdivision hereof; and all references to "the date hereof," "the date of this Agreement" or similar terms (but excluding references to the date of execution hereof) refer to the date first above written, notwithstanding that the parties may have executed this Agreement on a later date.

SECTION 11. Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

SECTION 12. Waivers and Amendments. No waiver of any provision of this Agreement shall be deemed a further or continuing waiver of that provision or a waiver of any other provision of this Agreement. This Agreement may not be amended nor may any provision hereof be waived except in a writing signed by all parties and Liberty or its successor. United may waive any provision of this Agreement that imposes obligations on or restricts the rights of or actions by the Founders and their Permitted Transferees only with the prior approval of a majority of the Board.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

                                          NEW UNITEDGLOBALCOM, INC.,
                                          a Delaware corporation

                                          By:
                                          --------------------------------------
                                          Name:
                                          Title:

                               FOUNDER SIGNATURES

                             THE G. SCHNEIDER GROUP


Dated:
                                                        ------------------------------------------------------
                                                                          Gene W. Schneider

                                                       G. SCHNEIDER HOLDINGS, CO.,
                                                       a Colorado limited partnership

Dated:                                                  By:
                                                               ------------------------------------------------
                                                                              Gene W. Schneider
                                                                               General Partner

                                                       THE GENE W. SCHNEIDER FAMILY TRUST

Dated:                                                  By:
                                                               ------------------------------------------------
                                                                           Tina M. Schneider Wildes
                                                                                   Trustee

Dated:                                                  By:
                                                               ------------------------------------------------
                                                                               Carla G. Shankle
                                                                                   Trustee

Dated:                                                  By:
                                                               ------------------------------------------------
                                                                                W. Dean Salter
                                                                                   Trustee


                                                       MLS FAMILY PARTNERSHIP LLLP

                                                        By:             /s/ THE NICOLE SCHNEIDER TRUST
                                                               ------------------------------------------------
                                                                               General Partner

Dated:                                                  By:
                                                               ------------------------------------------------
                                                                              Gene W. Schneider
                                                                                   Trustee

Dated:                                                  By:
                                                               ------------------------------------------------
                                                                               John F. Riordan
                                                                                   Trustee

                               FOUNDER SIGNATURES

                             THE M. SCHNEIDER GROUP

Dated:
                                                --------------------------------------------
                                                             Mark L. Schneider

                               FOUNDER SIGNATURES

                               THE ROCHELLE GROUP

                                                       ROCHELLE LIMITED PARTNERSHIP

                                                        By:               /s/ CURTIS ROCHELLE TRUST
                                                               ------------------------------------------------
                                                                               General Partner

Dated:                                                  By:
                                                               ------------------------------------------------
                                                                              Curtis W. Rochelle
                                                                                   Trustee

                                                       MARIAN H. ROCHELLE REVOCABLE TRUST

Dated:                                                  By:
                                                               ------------------------------------------------
                                                                              Marian H. Rochelle
                                                                                   Trustee

Dated:
                                                        ------------------------------------------------------
                                                                          Curtis W. Rochelle

Dated:                                                                            *
                                                        ------------------------------------------------------
                                                                          Marian H. Rochelle

Dated:                                                                            *
                                                        ------------------------------------------------------
                                                                             Jim Rochelle


Dated:                                                                            *
                                                        ------------------------------------------------------
                                                                          April Brimmer Kunz

Dated:                                                                            *
                                                        ------------------------------------------------------
                                                                            Kathleen Jaure
             *By /s/ CURTIS W. ROCHELLE
  -------------------------------------------------
                  Attorney-in-Fact

                               FOUNDER SIGNATURES

                               THE CAROLLO GROUP


Dated:                                                                            *
                                                        ------------------------------------------------------
                                                                          Albert M. Carollo

                                                       CAROLLO COMPANY,
                                                       a Wyoming general partnership

Dated:                                                  By:
                                                               ------------------------------------------------
                                                                              Albert M. Carollo
                                                                               General Partner

                                                       ALBERT & CAROLYN COMPANY,
                                                       a Wyoming trust

Dated:                                                  By:                           *
                                                               ------------------------------------------------
                                                                            Albert M. Carollo, Jr.
                                                                                   Trustee

                                                       JAMES R. CAROLLO LIVING TRUST
                                                       a Wyoming trust

Dated:                                                  By:
                                                               ------------------------------------------------
                                                                               James R. Carollo
                                                                                   Trustee


                                                       JOHN B. CAROLLO LIVING TRUST
                                                       a Wyoming trust

Dated:                                                  By:
                                                               ------------------------------------------------
                                                                               John B. Carollo
                                                                                   Trustee
              *By /s/ ALBERT M. CAROLLO
  -------------------------------------------------
                  Attorney-in-Fact

                                                                     EXHIBIT 7.9

                         AGREEMENT REGARDING OLD UNITED

This Agreement Regarding Old United (this "Agreement"), dated as of          ,
2002, is entered into among UnitedGlobalCom, Inc., a Delaware corporation that upon the effectiveness of the Merger described under "Background" below shall be renamed UGC, Inc. ("Old United"), Liberty Media Corporation, a Delaware corporation, and Liberty Global, Inc., a Delaware corporation ("Liberty Global").

                                   BACKGROUND

The parties hereto have entered into an Agreement and Plan of Restructuring and Merger, dated as of November [ ], 2001 (the "Merger Agreement"), among Old United, New UnitedGlobalCom, Inc., a Delaware corporation that at the effective time of the Merger shall be renamed UnitedGlobalCom, Inc. ("New United"), United/New United Merger Sub, Inc., a Delaware corporation ("Merger Sub"), Liberty, Liberty Media International, Inc., a Delaware corporation ("LMI"), Liberty Global, and each Person indicated as a "Founder" on the signature pages thereto. Subject to the terms and conditions set forth therein, the Merger Agreement provides for the merger of Merger Sub with and into Old United, with Old United as the surviving entity in such merger (the "Merger"), among other transactions. It is a condition to the consummation of the transactions contemplated by the Merger Agreement, including without limitation the Merger, that Old United, Liberty and Liberty Global each execute and deliver this Agreement.

                                   AGREEMENT

In consideration of the foregoing premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

SECTION 1. Certain Definitions. In this Agreement, the following terms shall have the following meanings:

     Affiliate. When used with reference to a specified Person, any Person who directly or indirectly through one or more intermediaries, Controls, is Controlled by, or is under common Control with, the Person specified, provided that (i) no officer or director of a Person, or any Affiliate of such officer or director, investing for his, her or its own account or otherwise acting in his, her or its individual capacity, and no director of a Person, or any Affiliate of such director, acting in his, her or its capacity as an officer, director, trustee, representative or agent of a Person that is not an Affiliate of the specified Person, and in each case not in concert with or at the direction or request of, such specified Person shall be deemed to be an Affiliate of such specified Person for purposes of this Agreement; (ii) no Liberty Party shall be deemed to be an Affiliate of New United or Old United and none of New United, Old United or their respective Controlled Affiliates shall be deemed to be an Affiliate of a Liberty Party, (iii) any Person in which New United, directly or indirectly, Beneficially Owns 50% or more of the equity securities, without regard to voting power in the election of directors, shall (without limiting the generality of this definition) be deemed to be an Affiliate of New United and (iv) any Person in which Old United, directly or indirectly, Beneficially Owns 50% or more of the equity securities, without regard to voting power in the election of directors, shall (without limiting the generality of this definition) be deemed to be an Affiliate of Old United.

     Agreement.  As defined in the preamble.

     Beneficial Ownership and derivative terms. As determined pursuant to Rule 13d-3 and Rule 13d-5 under the Exchange Act and any successor regulation, except that in determining Beneficial Ownership, without duplication, (i) equity securities that may be acquired pursuant to Rights to acquire equity securities that are exercisable more than sixty days after a date shall nevertheless be deemed to be Beneficially Owned, and (ii) except for purposes of the definition of "Change of Control," (x) Beneficial

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     Ownership, if any, arising solely as a result of being a party to a
     Transaction Agreement or the Merger Agreement shall be disregarded, and (y) Beneficial Ownership, if any, arising solely from being a member of a Group shall be disregarded.

     Change of Control. Any (a) change in the direct or indirect record or Beneficial Ownership of any of the equity securities of New United, Old United or any of their respective Affiliates, (b) merger, consolidation, statutory share exchange or other transaction involving New United, Old United or any of their respective Affiliates or (c) change in the composition of the board of directors or other governing body of New United, Old United or any of their respective Affiliates.

     Change of Control Covenant. Any covenant, agreement or other provision (excluding requirements imposed by Law) pursuant to which the occurrence or existence of a Change of Control would result in a violation or breach of, constitute (with or without due notice or lapse of time or both) or permit any Person to declare a default or event of default under, give rise to any right of termination, cancellation, amendment, acceleration, repurchase, prepayment or repayment or to increased payments under, give rise to or accelerate any material obligation (including any obligation to, or to offer to, repurchase, prepay, repay or make increased payments) or result in the loss or modification of any material right or benefit under, or result in any Lien or give any Person the right to obtain any Lien on any material asset pursuant to, any Contract to which New United, Old United or any of their respective Affiliates is or becomes a party or to which New United, Old United, any of their respective Affiliates or any of their respective material assets are or become subject or bound.

     Common Stock. The New United Class A Stock, the New United Class B Stock and the New United Class C Stock.

     Contract. Any note, bond, indenture, debenture, security agreement, trust agreement, Lien, mortgage, lease, contract, license, franchise, permit, guaranty, joint venture agreement, or other agreement, instrument, understanding, commitment or obligation, oral or written.

     Control and derivative terms. The possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of another Person, whether through the ownership of voting securities, by contract or otherwise.

     Controlled Affiliate. When used with reference to a specified Person, an Affiliate of such Person that such Person directly, or through one or more intermediaries, Controls; provided that, (a) none of New United and its Controlled Affiliates or Old United and its Controlled Affiliates shall be deemed to be a Controlled Affiliate of a Liberty Party, (b) any Person in which New United, directly or indirectly, Beneficially Owns 50% or more of the equity securities, without regard to voting power in the election of directors, shall (without limiting the generality of this definition) be deemed to be a Controlled Affiliate of New United and (c) any Person in which Old United, directly or indirectly, Beneficially Owns 50% or more of the equity securities, without regard to voting power in the election of directors, shall (without limiting the generality of this definition) be deemed to be a Controlled Affiliate of New United.

     Current Bonds. As defined in the New United Charter as in effect on the date hereof.

     Equity Securities. The Common Stock and any other securities hereafter issued by New United that are entitled to vote generally in the election of directors.

     Exchange Act. The Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

     Founders.  As defined in the Stockholders Agreement.

     HSR Act. The Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

     Governmental Authority. Any U.S. federal, state or local or any foreign court, governmental department, commission, authority, board, bureau, agency or other instrumentality.

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     Group.  As defined in Section 13(d) of the Exchange Act and the rules and regulations thereunder, but the existence of the Transaction Agreements and the Merger Agreement shall be disregarded in determining whether a Group exists.

     Judgment. Any order, writ, injunction, award, judgment, ruling or decree of any Governmental Authority.

     Law. Any U.S. federal, state or local or any foreign statute, code, ordinance, decree, rule, regulation or general principle of common or civil law or equity.

     License. Any license, franchise, authorization, permit, certificate, variance, exemption, concession, consent, lease, right of way, easement, instrument, order and approval, domestic or foreign, of any Governmental Authority.

     Lien. Any mortgage, pledge, lien, encumbrance, charge or security interest.

     Liberty. Liberty Media Corporation, a Delaware corporation, and any successor (by merger, consolidation, transfer or otherwise) to all or substantially all of its assets.

     Liberty Global.  As defined in the preamble.

     Liberty Newco.  As defined in the definition of "Liberty Restructuring."

     Liberty Parties.  Liberty and Liberty Global.

     LMI.  As defined in the "Background" above.

     Merger.  As defined under "Background" above.

     Merger Agreement.  As defined under "Background" above.

     Merger Sub.  As defined under "Background" above.

     New United.  As defined under "Background" above.

     New United Bylaws. The Bylaws of New United, as such Bylaws may be amended from time to time in accordance with the New United Charter, such Bylaws and the Stockholders Agreement.

     New United Charter. The Restated Certificate of Incorporation of New United as filed with the Secretary of State of the State of Delaware on
                 , 2002, as it may be amended from time to time.

     New United Class A Stock. The Class A Common Stock, par value $0.01 per share, of New United.

     New United Class B Stock. The Class B Common Stock, par value $0.01 per share, of New United.

     New United Class C Stock. The Class C Common Stock, par value $0.01 per share, of New United.

     Permitted Transferee.  Any Person Controlled by Liberty.

     Person. Any individual, corporation, limited liability company, partnership, joint venture, Governmental Authority, business association or other entity.

     Restriction. With respect to any capital stock, partnership interest, membership interest in a limited liability company or other equity interest or security, any voting or other trust or agreement, option, warrant, preemptive right, right of first offer, right of first refusal, escrow arrangement, proxy, buy-sell agreement, power of attorney or other Contract and any License or Judgment that, conditionally or unconditionally, (a) grants to any Person the right to purchase or otherwise acquire, or obligates any Person to sell or otherwise dispose of or issue, or otherwise results or, whether upon the occurrence of any event or with notice or lapse of time or both or otherwise, may result in any Person acquiring, (i) any of such capital stock or other equity interest or security; (ii) any of the proceeds of, or any distributions paid or that are or may become payable with respect to, any of such capital stock or other equity interest or security; or (iii) any interest in such capital stock or other equity interest or security or any such proceeds

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     or distributions; (b) restricts or, whether upon the occurrence of any event or with notice or lapse of time or both or otherwise, is reasonably likely to restrict the transfer or voting of, or the exercise of any rights or the enjoyment of any benefits arising by reason of ownership of, any such capital stock or other equity interest or security or any such proceeds or distributions; or (c) creates or, whether upon the occurrence of any event or with notice or lapse of time or both or otherwise, is reasonably likely to create a Lien or purported Lien affecting such capital stock or other equity interest or security, proceeds or distributions.

     Rights. When used with respect to a specified Person, securities of such Person (which may include equity securities) that (contingently or otherwise) are exercisable, convertible or exchangeable for or into equity securities of such Person (with or without consideration) or that carry any right to subscribe for or acquire equity securities of such Person or securities exercisable, convertible or exchangeable for or into equity securities of such Person.

     Standstill Agreement. That certain Standstill Agreement dated as of the date hereof among United and the Liberty Parties.

     Stockholders Agreement. That certain Stockholders Agreement dated as of the date hereof among New United, the Liberty Parties and the Founders.

     Subsidiary.  As defined in the Standstill Agreement.

     Transaction Agreements.  As defined in the Stockholders Agreement.

     Transfer.  As defined in the Stockholders Agreement.

SECTION 2.  Certain Covenants.

     (a) Without limitation of any other applicable provision hereof or of any other Transaction Agreement, without the prior written consent of Liberty, which consent may be granted or withheld in Liberty's sole discretion, Old United will not take any action and will not permit any action to be taken on its behalf, and will use its best commercially reasonable efforts to prevent any action from being taken by or on behalf of any of its Affiliates, that would result in New United, Old United or any of their respective Affiliates being subject to or bound by any Change of Control Covenant, unless any Change of Control involving or caused by the action of Liberty, Liberty Global, LMI or any of their respective Affiliates (other than a transfer by any of the foregoing to an unaffiliated third party of Control of New United, if such Control is obtained in the future) is exempted from the application and effects of such Change of Control Covenant. Old United will not be deemed to be in breach of the foregoing as a result of its or its Affiliates entering into or maintaining in the ordinary course of business a License granted by a Governmental Authority that includes a Change of Control Covenant provided that (i) such License is of the kind and nature that customarily requires approval of the Governmental Authority granting the same for a Change of Control, (ii) the applicable Change of Control Covenant includes only terms customarily imposed by such Governmental Authority in similar circumstances, (iii) the maximum penalty for breach of such Change of Control Covenant is termination of the applicable License, and (iv) Old United used its best commercially reasonable efforts to obtain the exemption from the application and effects of such Change of Control Covenant contemplated by the preceding sentence. Without the prior written consent of Liberty, which consent may be granted or withheld in Liberty's sole discretion, Old United will not take any action or permit any action to be taken that would, or fail to take any action or permit any action to be omitted where such failure or omission would, extend or perpetuate the applicability of any Change of Control Covenant in effect as of May 25, 2001 under the Current Bonds beyond the maturity date in effect as of May 25, 2001 of the Current Bonds to which they relate. Old United will use its best commercially reasonable efforts to take such actions as will cause the conditions necessary to permit the conversion in full of the New United Class C Stock into New United Class B Stock to be satisfied.

     (b) Without limitation of any other applicable provision hereof or of any other Transaction Agreement, without the prior written consent of Liberty, Old United shall not, and shall not permit any of its Controlled Affiliates to, (i) (A) enter into, or issue, assume or adopt, any Contract that would be or that purports to be binding upon Liberty or any of its Affiliates or any of their respective assets, or (B) enter into, or issue, assume or adopt, any material Contract in respect of which any act or omission of Liberty or any of its Affiliates would result in a violation or breach thereof, or constitute (with or without due notice or lapse of time or both), or permit any Person to declare, a default or event of default thereunder, or give rise to any right of termination, cancellation, amendment, acceleration, repurchase, prepayment or repayment or to increased payments thereunder, or give rise to or accelerate any material obligation (including, without limitation, any obligation to, or to offer to, repurchase, prepay, repay or make increased payments) or result in the loss or modification of any material rights or benefits thereunder, or result in any Lien or Restriction on any of the material assets of, or otherwise have any adverse effect on, Old United or any of its Affiliates, or (ii) amend or modify any Contract described in clause (i) of this sentence; provided however, that this Section 2(b) shall not restrict Old United from subjecting itself or any of its Controlled Affiliates to a Change of Control Covenant to the extent permitted under Section 2(a).

SECTION 3. Termination. This Agreement shall terminate as to any Liberty Party the voting power of whose Beneficially Owned Equity Securities (together with that of its Permitted Transferees and Controlled Affiliates) is reduced to 10% or less of the voting power of equity securities in Old United that such Liberty Party (together with its Permitted Transferees and Controlled Affiliates) Beneficially Owned as of June 25, 2000. For purposes of this Section 3, the voting power of outstanding shares of New United Class C Stock, if any, shall be calculated as if such shares had been converted into shares of New United Class B Stock.

SECTION 4. Applicable Law, Jurisdiction. This Agreement shall be governed by Colorado law without regard to conflicts of law rules. The parties hereby irrevocably submit to the jurisdiction of any Colorado State or United States Federal court sitting in Colorado over any action or proceeding arising out of or relating to this Agreement or any agreement contemplated hereby, and the undersigned hereby irrevocably agree that all claims in respect of such action or proceeding may be heard and determined in such State or Federal court. The undersigned further waive any objection to venue in such State and any objection to any action or proceeding in such State on the basis of a non-convenient forum. Each party hereby IRREVOCABLY WAIVES ANY RIGHT TO A TRIAL BY JURY in any proceeding brought with respect to this Agreement or the transactions contemplated hereby.

SECTION 5. Remedies. Each of the parties acknowledges and agrees that in the event of any breach of this Agreement, the nonbreaching party would be irreparably harmed and could not be made whole by monetary damages. Accordingly, the parties to this Agreement, in addition to any other remedy to which they may be entitled hereunder or at law or in equity, shall be entitled to compel specific performance of this Agreement.

SECTION 6. Headings. The headings in this Agreement are for convenience only and are not to be considered in interpreting this Agreement.

SECTION 7. Notices. All notices and other communications hereunder shall be delivered to the parties hereto in the same manner as set forth in the Merger Agreement.

SECTION 8. Severability. The invalidity or unenforceability of any provision of this Agreement in any application shall not affect the validity or enforceability of such provision in any other application or the validity or enforceability of any other provision.

SECTION 9. Waivers and Amendments. No waiver of any provision of this Agreement shall be deemed a further or continuing waiver of that provision or a waiver of any other provision of this Agreement. This Agreement may not be amended except in a writing signed by all parties.

SECTION 10. Interpretation. As used herein, except as otherwise indicated herein or as the context may otherwise require, the words "include," "includes" and "including" are deemed to be followed by "without limitation" whether or not they are in fact followed by such words or words of like import; the words "hereof," "herein," "hereunder" and comparable terms refer to the entirety of this Agreement and not to any particular article, section or other subdivision hereof or Appendix hereto; any pronoun shall include the corresponding masculine, feminine and neuter forms; the singular includes the plural and vice versa; references to any agreement or other document are to such agreement or document as amended and supplemented from time to time; references to "Section" or another subdivision are to a section or subdivision hereof; and all references to "the date hereof," "the date of this Agreement" or similar terms (but excluding references to the date of execution hereof) refer to the date first above written, notwithstanding that the parties may have executed this Agreement on a later date.

SECTION 11. Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

SECTION 12. Counterpart Execution. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original but all of which will constitute a single agreement.

SECTION 13. Parties in Interest. Nothing in this Agreement, express or implied, is intended to confer upon any Person other than the parties hereto, their Permitted Transferees, in the case of the Liberty Parties, and their permitted successors and assigns, any benefits, rights or remedies. Neither this Agreement nor the rights or obligations of any party may be assigned or delegated (other than, in the case of a Liberty Party, to a Permitted Transferee) by operation of law or otherwise without the prior written consent of Liberty and Old United. Notwithstanding the foregoing, any Person that succeeds to Liberty's rights and obligations under the Stockholders Agreement and the Standstill Agreement shall be entitled, as an express third party beneficiary, to all of the rights of Liberty hereunder to the same extent as if all references to Liberty herein referred to such Person.

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IN WITNESS WHEREOF, the parties hereto have executed as of the date first set forth above.

                                            UNITEDGLOBALCOM, INC.,
                                            a Delaware corporation

                                            By:
                                              ----------------------------------
                                              Name:
                                              Title:

                                            LIBERTY MEDIA CORPORATION,
                                            a Delaware corporation

                                            By:
                                              ----------------------------------
                                              Name:
                                              Title:

                                            LIBERTY GLOBAL, INC.,
                                            a Delaware corporation

                                            By:
                                              ----------------------------------
                                              Name:
                                              Title:

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                                                                  EXHIBIT 7.9(A)

                    AGREEMENT REGARDING ADDITIONAL COVENANTS

This Agreement Regarding Additional Covenants (this "Agreement") is entered into
as of             , 2002, among UnitedGlobalCom, Inc., a Delaware corporation formerly known as New UnitedGlobalCom, Inc. ("United"), and Liberty Media Corporation, and Liberty Global, Inc. ("Liberty Global"), each of which is a Delaware corporation.

                                   BACKGROUND

Pursuant to the Agreement and Plan of Restructuring and Merger, dated as of December 3, 2001 (the "Merger Agreement"), among United, Liberty, Liberty Media International, Inc., a Delaware corporation ("LMI"), Liberty Global, the Founders (as defined therein), UGC, Inc., a Delaware corporation formerly known as UnitedGlobalCom, Inc. ("Old United"), et al., Liberty and Liberty Global have acquired Beneficial Ownership of shares of Class C Common Stock, par value $.01 per share, of United. As required by the Merger Agreement, the parties hereto are entering into this Agreement.

                                   AGREEMENT

SECTION 1. Certain Definitions. In this Agreement, the following terms shall have the following meanings:

     3-09 Person.  As defined in Section 2(e).

     Affiliate. When used with reference to a specified Person, any Person who directly or indirectly through one or more intermediaries, Controls, is Controlled by, or is under common Control with, the Person specified, provided that (i) no officer or director of a Person, or any Affiliate of such officer or director, investing for his, her or its own account or otherwise acting in his, her or its individual capacity, and no director of a Person, or any Affiliate of such director, acting in his, her or its capacity as an officer, director, trustee, representative or agent of a Person that is not an Affiliate of the specified Person, and in each case not in concert with or at the direction or request of, such specified Person shall be deemed to be an Affiliate of such specified Person for purposes of this Agreement; (ii) no Liberty Party shall be deemed to be an Affiliate of United and none of United and its Controlled Affiliates shall be deemed to be an Affiliate of a Liberty Party and (iii) any Person in which United, directly or indirectly, Beneficially Owns 50% or more of the equity securities, without regard to voting power in the election of directors, shall (without limiting the generality of this definition) be deemed to be an Affiliate of United.

     Belmarken Loan Agreements.  As defined in the Merger Agreement.

     Belmarken Notes.  As defined in the Merger Agreement.

     Beneficial Ownership and derivative terms. As defined in the Standstill Agreement.

     Board.  The Board of Directors of United.

     Business Day.  As defined in the Standstill Agreement.

     Change of Control Covenant.  As defined in the Stockholders Agreement.

     Class C Director.  As defined in the United Charter.

     Commission.  As defined in Section 2(e).

     Contract. Any note, bond, indenture, debenture, security agreement, trust agreement, Lien, mortgage, lease, contract, license, franchise, permit, guaranty, joint venture agreement, or other agreement, instrument, understanding, commitment or obligation, oral or written.

     Control and derivative terms. The possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of another Person, whether through the ownership of voting securities, by contract or otherwise.

     Controlled Affiliate. When used with reference to a specified Person, any Affiliate of such Person that such Person directly, or indirectly through one or more intermediaries, Controls; provided that, (a) none of United and its Controlled Affiliates shall be deemed to be a Controlled Affiliate of a Liberty Party and (b) any Person in which United, directly or indirectly, beneficially owns 50% or more of the equity securities, without regard to voting power in the election of directors, shall (without limiting the generality of this definition) be deemed to be a Controlled Affiliate of United.

     Equity Securities. The common stock of United and any other securities hereafter issued by United that are entitled to vote generally in the election of directors.

     Exchange Act. The Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

     GAAP.  As defined in Section 2(e)

     Governmental Authority.  As defined in the Stockholders Agreement.

     HSR Act. The Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

     Liberty. Liberty Media Corporation, a Delaware corporation, and any successor (by merger, consolidation, transfer or otherwise) to all or substantially all of its assets.

     Liberty Director.  As defined in the Standstill Agreement.

     Liberty Global.  As defined in the preamble.

     Liberty Parties. Liberty and Liberty Global and including any Permitted Transferee of a Liberty Party who hereafter becomes bound by or who is required to become bound by the Stockholders Agreement for so long as such Person is or is required to be so bound. LMI, Liberty Global and any such Permitted Transferee will each cease to be a Liberty Party at such time as such Person is no longer a Controlled Affiliate of Liberty.

     Liberty Person.  As defined in Section 2(e).

     Lien. Any mortgage, pledge, lien, encumbrance, charge, or security interest.

     LMI.  As defined under "Background" on the first page of this Agreement.

     Merger Agreement. As defined under "Background" on the first page of this Agreement.

     Non-Complying Person.  As defined in Section 2(e).

     Old United. As defined under "Background" on the first page of this Agreement.

     Permitted Transferee.  Liberty and any Person Controlled by Liberty.

     Person. Person shall mean any individual, firm, corporation, partnership, limited liability company, trust, joint venture, or other entity, and shall include any successor (by merger or otherwise) of such entity.

     Restriction.  As defined in the Stockholders Agreement.

     SAS 543.  As defined in Section 2(e).

     Standstill Agreement. That certain Standstill Agreement dated as of the date hereof among United and the Liberty Parties.

     Stockholders Agreement. The Stockholders Agreement dated as of the date hereof among United, the Liberty Parties, and certain other stockholders of United.

     Subsidiary.  As defined in the Standstill Agreement.

     Transaction Agreements.  As defined in the Stockholders Agreement.

     Transfer.  As defined in the Stockholders Agreement.

     United Bylaws. The Bylaws of United, as such Bylaws may be amended from time to time in accordance with the United Charter, such Bylaws and this Agreement.

     United Charter.  The Restated Certificate of Incorporation of United as
     filed with the Secretary of State of the State of Delaware on           ,
     2002, as it may be amended from time to time.

SECTION 2.  Additional Covenants.

     (a) Without limitation of any other applicable provision hereof or of any other Transaction Agreement, without the prior written consent of Liberty, United shall not, and shall not permit any of its Controlled Affiliates to,
     (i)(A) enter into, or issue, assume or adopt, any Contract that would be or that purports to be binding upon Liberty or any of its Affiliates or any of their respective assets, or (B) enter into, or issue, assume or adopt any material Contract in respect of which any act or omission of Liberty or any of its Affiliates would result in a violation or breach thereof, or constitute (with or without due notice or lapse of time or both), or permit any Person to declare, a default or event of default thereunder, or give rise to any right of termination, cancellation, amendment, acceleration, repurchase, prepayment or repayment or to increased payments thereunder, or give rise to or accelerate any material obligation (including, without limitation, any obligation to, or to offer to, repurchase, prepay, repay or make increased payments) or result in the loss or modification of any material rights or benefits thereunder, or result in any Lien or Restriction on any of the material assets of, or otherwise have any material adverse effect on, United or any of its Affiliates or (ii) amend or modify any Contract described in clause (i) of this sentence; provided however, that this Section 2(a) shall not restrict United or any of its Controlled Affiliates from subjecting itself or any of its Controlled Affiliates to a Change of Control Covenant permitted under Section 3(b) of the Stockholders Agreement.

     (b) Without limitation of any other applicable provision hereof or of any other Transaction Agreement, United shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, effect any transaction or enter into any Contract of any kind whatsoever between or among United or any of its Subsidiaries, on the one hand, and Old United or any of its Controlled Affiliates, on the other hand, or agree or commit to do any of the foregoing, unless the proposed transaction or Contract has first been approved by the Board by the vote of not less than a majority of the members thereof, which affirmative vote shall include the affirmative vote of a majority of the Class C Directors or Liberty Directors, as the case may be, or by unanimous written consent.

     (c) Without limitation of any other applicable provision hereof or of any other Transaction Agreement, United shall not, and shall not permit any of its Controlled Affiliates to, directly or indirectly, in whole or in part, sell, assign, transfer, exchange, contribute, pledge, encumber, grant any option with respect to or otherwise dispose of (each, a "Disposition") any of the Belmarken Notes or any interest therein, or any rights under or interest in the Belmarken Loan Agreements (including, without limitation, by Disposition of an interest in a Person that holds any of the foregoing), or agree to do any of the foregoing, unless the proposed Disposition has first been (i) reviewed by the Board, (ii) in the case of a proposed Disposition to any Affiliate of United (including, without limitation, Old United or any of its Affiliates), approved by the Board by the vote of not less than a majority of the members thereof, which affirmative vote shall include the affirmative vote of a majority of the Class C Directors or Liberty Directors, as the case may be, or by unanimous written consent, and
     (iii) in the case of any other proposed Disposition, approved by the Board.

     (d) Without limitation of any other applicable provision hereof or any other Transaction Agreement, United shall not effect any amendment, alteration, restatement or repeal of Section 3.12 of the United Bylaws unless the proposed amendment, alteration, restatement or repeal has first been approved by the Board by the vote of not less than a majority of the members thereof, which affirmative vote shall include the affirmative vote of a majority of the Class C Directors or Liberty Directors, as the case may be, or by unanimous written consent.

     (e) Without limitation of any other applicable provision hereof or any other Transaction Agreement, United hereby agrees as follows:

        (i)  United shall provide to Liberty:

           (A) within 45 days after the end of each fiscal year of United, a preliminary balance sheet, income statement and consolidated statement of stockholders equity (deficit) of United and its subsidiaries for such fiscal year;

           (B) within 60 days after the end of each fiscal year of United, a final balance sheet, income statement and consolidated statement of stockholders equity (deficit) of United and its subsidiaries for such fiscal year;

           (C) within 75 days after the end of each fiscal year of United, draft consolidated financial statements, including related footnotes, of United and its subsidiaries for such fiscal year and a "Management's Discussion and Analysis of Results of Operations and Financial Condition" (in such form as would be included in a Form 10-K filed under the Exchange Act);

           (D) no later than the 3rd business day prior to the day on which United's Form 10-K shall be filed with the Securities and Exchange Commission (the "Commission") (but, in any event, no later than the 87th day following the end of each fiscal year of United), final audited consolidated financial statements, including related footnotes, of United and its subsidiaries for such fiscal year, which shall be provided to Liberty in paper form and electronic format for inclusion in Liberty's Form 10-K for the relevant fiscal year in the same form in which United shall file the same with its Form 10-K for the relevant fiscal year, and a "Management's Discussion and Analysis of Results of Operations and Financial Condition" (in such form as would be included in a Form 10-K filed under the Exchange Act);

           (E) within 20 days after the end of each of the first three fiscal quarters of each fiscal year of United, a preliminary income statement of United and its subsidiaries for such fiscal quarter;

           (F) within 35 days after the end of each of the first three fiscal quarters of each fiscal year of United, a final balance sheet, income statement and consolidated statement of stockholders equity (deficit) of United and its subsidiaries for such fiscal quarter;

           (G) within 40 days after the end of each of the first three fiscal quarters of each fiscal year of United, draft financial statements, including related footnotes, of United and its subsidiaries for such fiscal quarter, which shall include final numbers that have been reviewed in accordance with Statement of Auditing Standards No. 71 ("SAS 71") (however, it being expressly understood that such auditors will not be required to issue a SAS 71 review report in accordance with such review) by United's auditors, and a "Management's Discussion and Analysis of Results of Operations and Financial Condition" (in such form as would be included in a Form 10-Q filed under the Exchange Act); and

           (H) within 25 days after the end of each month, (1) United's internal financial reporting package for the prior month, which shall report, at a minimum, revenue and earnings before interest, taxes, depreciation and amortization (including, without limitation, a budget-to-actual comparison) for United's major operating businesses, and (2) an operational statistics report, which shall include non-financial operating data for United's major operating businesses, such as video, telephony and data subscribers, total revenue generating units, homes passed, penetration and other operational statistics used by the management of United to review United's operating results, together with such management's comments regarding any significant financial and non-financial variances.

        Each of the financial statements referred to clauses (A) through (G) of this Section 2(e)(i) shall be prepared in accordance with generally accepted accounting principles in the United States, consistently applied ("GAAP"), and shall comply in all material respects with the published rules and regulations of the Commission that apply to the preparation of such interim financial statements (pursuant to Article 10 of Regulation S-X) and annual financial statements. In addition, United shall provide to Liberty copies of any certificates certifying compliance by United or any of its subsidiaries with its debt covenants under any indebtedness at the same time as such certificates are supplied to any creditor or bank or to any trustee for distribution to the holders of such indebtedness.

        (ii) United shall use its best efforts to cause its auditors to cooperate in all reasonable respects with Liberty's auditors to enable them, as principal auditor, to perform and otherwise comply with applicable auditing procedures prescribed by Statement on Auditing Standards, Section 543, including, without limitation:

           (A) confirming in writing, within 60 days after the end of each fiscal year of Liberty and within 40 days after the end of each of the first three fiscal quarters of each fiscal year of Liberty, the independence of United's auditors under the requirements of The American Institute of Certified Public Accountants and the Commission;

           (B) meeting, with United's management present or, with the prior approval of United's management, without United's management present, during the first three fiscal quarters of each fiscal year of United, prior to the 5th day before a filing is due with the Commission for the immediately preceding fiscal quarter, with Liberty's auditors to discuss the review procedures followed by United's auditors and the results thereof;

           (C) meeting, after United's auditors have completed their SAS 71 review of United's third quarter results and preliminary audit testing and have developed their final year end audit plan (expected to be in early to mid December of each calendar year), with United's management present or, with the prior approval of United's management, without United's management present, with Liberty's auditors to review the audit plan and working papers, including the understanding of internal control, the assessment of control risk, any audit testwork supporting significant transactions and any accounting memoranda supporting the application of GAAP, of United's auditors (it being agreed that Liberty's auditors shall have the right to issue specific instructions to United's auditors as to the scope of their audit work, if deemed necessary in the sole discretion of Liberty's auditors);

           (D) meeting, with United's management present or, with the prior approval of United's management, without United's management present, within 65 days after the end of each fiscal year of Liberty, with Liberty's auditors to discuss the audit procedures followed by United's auditors and the results thereof and to review the working papers of United's auditors, including the understanding of internal control, the assessment of control risk, any audit testwork supporting significant transactions and any accounting memoranda supporting the application of GAAP, including only those items set forth in this item (D) and in item (C) immediately above which were prepared or finalized subsequent to the completion by United's auditors of their SAS 71 interim review of United's third quarter results and completion by United's auditors of their preliminary audit testing; and

           (E) making available for review by Liberty and its auditors, promptly upon the request of Liberty, the working papers of Old United for the years ended December 31, 2001 and December 31, 2000 to assist in the determination of the appropriate purchase accounting adjustments required to be recorded by Liberty to reflect its acquisition of shares of Old United and/or United, as applicable.

        (iii) United shall cause its management personnel to (A) meet, within 70 days after the end of each fiscal year of Liberty, with Liberty's auditors to discuss the accounts of United and (B) cooperate with Liberty's auditors in any supplemental tests of such accounts (it being agreed that the determination of the extent of additional procedures, if any, to be applied shall rest solely with Liberty's auditors).

        (iv) United shall use its best efforts to cause its auditors to provide to Liberty such auditors' written consent to the inclusion of or reliance on their report in any filing made by Liberty with the Commission requiring such consent not more than 24 hours after being provided with a final version of such filing, which efforts shall include, without limitation, the timely provision by United to its auditors of any letters of representations required by such auditors in connection with the delivery of their consent to Liberty and timely provision by Liberty to United and its auditors of preliminary versions of such filing.

        (v) United shall use its best efforts to (A) cause each of its "significant subsidiaries" (as such term is defined in Rule 1-02 of Regulation S-X) and each of its affiliates (1) which is accounted for using the equity method of accounting and (2) with respect to which Liberty must provide financial disclosure pursuant to Rule 3-09 of Regulation S-X, in each case whether currently owned or hereafter acquired (each such significant subsidiary and affiliate, a "3-09 Person"), to provide to Liberty financial statements prepared in accordance with GAAP that meet the requirements of Regulation S-X for inclusion in any filing made by Liberty with the Commission requiring such financial statements prior to the 5th day before such filing shall be made (such filing date to be determined in the sole discretion of Liberty), and (B) cause the auditors of any such 3-09 Person to provide to Liberty such auditors' written consent to the inclusion of or reliance on their report in any such filing not more than 24 hours after being provided with a final version of such filing, which efforts shall include, without limitation, causing such 3-09 Person to provide to its auditors, on a timely basis, any letters of representations required by such auditors in connection with the delivery of their consent to Liberty and timely provision by Liberty to such other auditors of preliminary versions of such filing. The determination as to whether a Person qualifies as a 3-09 Person shall be made in the reasonable judgment of Liberty and its auditors.

        (vi) United shall not effect any acquisition, merger, exchange or other transaction pursuant to which United would acquire a Person that would qualify as a 3-09 Person, unless such Person can provide to Liberty, within the time frames prescribed by Section 2(e)(v), financial statements prepared in accordance with GAAP that comply in all respects with Regulation S-X, including, without limitation, Rule 3-05 of Regulation S-X.

        (vii) United shall, and shall use its best efforts to cause each 3-09 Person to, afford to the officers, employees, counsel, auditors and other authorized representatives of Liberty ("Liberty Persons") reasonable access during normal business hours, to its personnel, auditors, books and records and furnish promptly to such Liberty Persons such financial and operating data and other information concerning its business, properties, personnel and affairs as such Liberty Persons will from time to time reasonably request and instruct the officers, directors, employees, counsel and auditors of United and each 3-09 Person to discuss business operations, affairs and assets of United and each 3-09 Person and otherwise fully cooperate with each Liberty Person in its review of the business and financial affairs of United and each 3-09 Person, in each case to the extent reasonably necessary to enable Liberty to comply timely with its reporting obligations under the Exchange Act. In addition, if at any time Liberty and its auditors, in their reasonable judgment, determine that the financial statements of United or any 3-09 Person (any such Person, a "Non-Complying Person") were not prepared in accordance with GAAP, do not comply in all material respects with Regulation S-X or will not be provided to Liberty within the applicable time frame prescribed by this Section 2(e), United shall use its best efforts to cause each Non-Complying Person to (A) suspend the services of its current auditors and (B) afford to the Liberty Persons access to all books, records and working papers of such Non-Complying Person's current auditors necessary to enable a new auditor designated by Liberty to perform a full audit of such Non-Complying Person.

        (viii) United shall inform Liberty of any material accounting or reporting issue arising during the course of United's fiscal year within a reasonable period of time following the time at which any officer, director, employee or auditor of United first becomes aware of such issue, if such issue could, in United's reasonable judgment, materially impact the consolidated financial statements of Liberty.

        (ix) Liberty will bear all costs and expenses incurred (A) by the Liberty Persons in connection with the exercise of Liberty's rights pursuant to this Section 2(e) and (B) by any auditors designated by Liberty to perform a full audit of a Non-Complying Person pursuant to
        Section 2(e)(vii).

        (x) At such time as any other Person to whom Liberty transfers its voting or economic interest in United (in compliance with all of Liberty's obligations under the Transaction Documents) becomes obligated to provide in such Person's filings with the Commission financial disclosure regarding United or is otherwise required to provide audited financial statements, such Person will be entitled to all of the rights of Liberty under this Section 2(e).

        (xi) Liberty will, and will cause its auditors to, provide the representations required of a parent company and a parent company's auditors to the auditors of United, if so requested in accordance with the Statement of Auditing Standards promulgated by the American Institute of Certified Public Accountants.

SECTION 3.  Representations and Warranties.

Each of the Liberty Parties, severally and not jointly, on the one hand, and United, on the other, represent and warrant to each other as of the date of this Agreement as follows:

     (a) Such party has the right, power, legal capacity and authority to enter into and perform its obligations under this Agreement, and this Agreement constitutes such party's valid and binding obligation, enforceable against it in accordance with its terms, subject, as to enforceability, to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditor's rights and remedies generally, and to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

     (b) Such party has obtained all authorizations, permits, approvals or consents of any Persons, as well as all authorizations, permits, approvals or consents of any Governmental Authorities, necessary to enter into and perform such party's obligations under this Agreement, except as would not, individually or in the aggregate, adversely affect such party's ability to perform its obligations under this Agreement.

     (c) This Agreement and the transactions it contemplates do not conflict with any applicable law or any agreement to which such party is a party or constitute a default under any such agreement, except as would not, individually or in the aggregate, adversely affect such party's ability to perform its obligations under this Agreement.

SECTION 4. Term and Termination. This Agreement shall terminate upon the termination of the Stockholders Agreement.

SECTION 5. Remedies. Each of the parties acknowledges and agrees that in the event of any breach of this Agreement, the nonbreaching party would be irreparably harmed and could not be made whole by monetary damages. Accordingly, the parties to this Agreement, in addition to any other remedy to which they may be entitled hereunder or at law or in equity, shall be entitled to compel specific performance of this Agreement.

SECTION 6. Notices. All notices, requests, demands and other communications required or permitted under this Agreement shall be in writing, shall be deemed to have been duly given when delivered personally or, sent by telecopy, or recognized service providing for guaranteed delivery, addressed as follows:

     (a)  If to United, to:

           UnitedGlobalCom, Inc.
           4643 South Ulster Street
           Suite 1300
           Denver, Colorado 80237
           Attention: President
           Fax: (303) 770-4207

        with copies to:

           UnitedGlobalCom, Inc.
           4643 South Ulster Street
           Suite 1300
           Denver, Colorado 80237
           Attention: General Counsel
           Fax: (303) 770-4207

        and

           Holme Roberts & Owen LLP
           1700 Lincoln Street
           Suite 4100
           Denver, Colorado 80203
           Attention: W. Dean Salter, Esq.
           Fax: (303) 866-0200

     (b)  If to the Liberty Parties, to:

           Liberty Media Corporation
           12300 Liberty Blvd.
           Englewood, Colorado 80112
           Attention: President
           Fax: (720) 875-5382

        with copies to:

           Liberty Media Corporation
           12300 Liberty Blvd.
           Englewood, Colorado 80112
           Attention: Elizabeth M. Markowski, Esq.
           Fax: (720) 875-5858

        and

           Baker Botts LLP
           599 Lexington Avenue
           New York, New York 10022
           Attention: Robert W. Murray, Esq.
           Fax: (212) 705-5125

or to such other person or address or addresses as Liberty or United shall specify by notice in accordance with this Section 6. Liberty shall be responsible for distributing any notices it receives to the Liberty Parties, as necessary. All notices, requests, demands, waivers and communications shall be deemed to have been given on the date of delivery or on the first Business Day after overnight delivery was guaranteed by a recognized delivery service, except that any change of address shall be effective only upon actual receipt. Written notice given by telecopy shall be deemed effective when confirmation is received by the sending party. Delivery shall be deemed to have been made to each Liberty Party on the date that delivery is made to Liberty at the address specified above (as it may be changed as provided herein).

SECTION 7. Entire Agreement. This Agreement, together with the other Transaction Agreements and the Merger Agreement, contains all the terms and conditions agreed upon by the parties hereto, and no other agreements, oral or otherwise, regarding the subject matter hereof shall have any effect unless in writing and executed by the parties after the date of this Agreement.

SECTION 8. Applicable Law, Jurisdiction; Waiver of Jury Trial. This Agreement shall be governed by Colorado law without regard to conflicts of law rules. The parties hereby irrevocably submit to the jurisdiction of any Colorado State or United States Federal court sitting in Colorado, and only a State or Federal Court sitting in Colorado will have any jurisdiction over any action or proceeding arising out of or relating to this Agreement or any agreement contemplated hereby, and the undersigned hereby irrevocably agree that all claims in respect of such action or proceeding shall be heard and determined in such State or Federal court. The undersigned further waive any objection to venue in such State and any objection to any action or proceeding in such State on the basis of a non-convenient forum. Each party hereby IRREVOCABLY WAIVES ANY RIGHT TO A TRIAL BY JURY in any proceeding brought with respect to this Agreement or the transactions contemplated hereby.

SECTION 9. Headings. The headings in this Agreement are for convenience only and are not to be considered in interpreting this Agreement.

SECTION 10. Counterpart Execution. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original but all of which will constitute a single agreement.

SECTION 11. Parties in Interest. Except as provided in Section 2(e) nothing in this Agreement, express or implied, is intended to confer upon any Person other than the parties hereto, their Permitted Transferees, in the case of the Liberty Parties, and their permitted successors and assigns, any benefits, rights or remedies. Neither this Agreement nor the rights or obligations of any party may be assigned or delegated (other than, in the case of a Liberty Party, to a Permitted Transferee) by operation of law or otherwise without the prior written consent of Liberty and United. Notwithstanding the foregoing, any Person that succeeds to Liberty's rights and obligations under the Stockholders Agreement and the Standstill Agreement shall be entitled, as an express third party beneficiary, to all of the rights of Liberty hereunder to the same extent as if all references to Liberty herein referred to such Person.

SECTION 12. Severability. The invalidity or unenforceability of any provision of this Agreement in any application shall not affect the validity or enforceability of such provision in any other application or the validity or enforceability of any other provision.

SECTION 13. Waivers and Amendments. No waiver of any provision of this Agreement shall be deemed a further or continuing waiver of that provision or a waiver of any other provision of this Agreement. This Agreement may not be amended except in a writing signed by Liberty and United.

SECTION 14. Interpretation. As used herein, except as otherwise indicated herein or as the context may otherwise require, the words "include," "includes" and "including" are deemed to be followed by "without limitation" whether or not they are in fact followed by such words or words of like import; the words "hereof," "herein," "hereunder" and comparable terms refer to the entirety of this Agreement and not to any particular article, section or other subdivision hereof; any pronoun shall include the corresponding masculine, feminine and neuter forms; the singular includes the plural and vice versa; references to any agreement or other document are to such agreement or document as amended and supplemented from time to time; references to any statute or regulation are to it as amended and supplemented from time to time, and to any corresponding provisions of successor statutes or regulations; references to "Article," "Section" or another subdivision are to an article, section or subdivision hereof; and all references to "the date hereof," "the date of this Agreement" or similar terms (but excluding references to the date of execution hereof) refer to the date first above written, notwithstanding that the parties may have executed this Agreement on a later date. Any reference herein to a "day" or number of "days" (without the explicit qualification of "Business") shall be deemed to refer to a calendar day or number of calendar days. If any action or notice is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action or notice may be taken or given on the next succeeding Business Day.

SECTION 15. Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

Executed as of the date first set forth above.

                                            UNITEDGLOBALCOM, INC.,
                                            a Delaware corporation

                                            By:
                                              ----------------------------------
                                              Name:
                                              Title:

                                            LIBERTY MEDIA CORPORATION,
                                            a Delaware corporation

                                            By:
                                              ----------------------------------
                                              Name:
                                              Title:

                                            LIBERTY GLOBAL, INC.,
                                            a Delaware corporation

                                            By:
                                              ----------------------------------
                                              Name:
                                              Title:

                                                                    EXHIBIT 7.10

                              STANDSTILL AGREEMENT

This Standstill Agreement (this "Agreement") is entered into as of           ,
2002, among UnitedGlobalCom, Inc., a Delaware corporation (formerly known as New UnitedGlobalCom, Inc., "United"), and Liberty Media Corporation and Liberty Global, Inc. ("Liberty Global"), each of which is a Delaware corporation.

                                   BACKGROUND

Pursuant to the Agreement and Plan of Restructuring and Merger, dated as of December 3, 2001 (the "Merger Agreement"), among United, Liberty, Liberty Media International, Inc., a Delaware corporation ("LMI"), Liberty Global, the Founders, UGC, Inc., a Delaware corporation formerly known as UnitedGlobalCom, Inc. ("Old United"), et al., Liberty and Liberty Global have acquired Beneficial Ownership of shares of Class C Stock of United. As required by the Merger Agreement, the parties hereto are entering into this Agreement.

                                   AGREEMENT

In consideration of the foregoing premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

SECTION 1.  Certain Definitions.

In this Agreement, the following terms have the following meanings.

     Affiliate. When used with reference to a specified Person, any Person who directly or indirectly through one or more intermediaries, Controls, is Controlled by, or is under common Control with, the Person specified, provided that (i) no officer or director of a Person, or any Affiliate of such officer or director, investing for his, her or its own account or otherwise acting in his, her or its individual capacity, and no director of a Person, or any Affiliate of such director, acting in his, her or its capacity as an officer, director, trustee, representative or agent of a Person that is not an Affiliate of the specified Person, and in each case not in concert with, or at the direction or request of, such specified Person shall be deemed to be an Affiliate of such specified Person for purposes of this Agreement; (ii) no Liberty Party shall be deemed to be an Affiliate of United and none of United and its Controlled Affiliates shall be deemed to be an Affiliate of a Liberty Party and (iii) any Person in which United, directly or indirectly, Beneficially Owns 50% or more of the equity securities, without regard to voting power in the election of directors, shall (without limiting the generality of this definition) be deemed to be an Affiliate of United.

     Agreement.  As defined in the preamble.

     Assumed Options. Class B Options (as defined in the Merger Agreement) that were granted by Old United prior to, and were assumed by United at, the consummation of the United/New United Merger.

     Beneficial Ownership and derivative terms. As determined pursuant to Rule 13d-3 and Rule 13d-5 under the Exchange Act and any successor regulation, except that in determining Beneficial Ownership, without duplication, (i) equity securities that may be acquired pursuant to Rights to acquire equity securities that are exercisable more than sixty days after a date shall nevertheless be deemed to be Beneficially Owned, (ii) Beneficial Ownership, if any, arising solely as a result of being a party to a Transaction Agreement or the Merger Agreement shall be disregarded and (iii) in the case of the Liberty Parties, Beneficial Ownership, if any, by any Liberty Party of any securities Beneficially Owned by any Controlling Principal, arising solely from the existence of any contract, arrangement, understanding or relationship with one or more Controlling Principals shall be disregarded.

     Board:  The Board of Directors of United.

     Business Day. Any day other than Saturday, Sunday and a day on which banks are required or permitted to close in Denver, Colorado or New York, New York.

     Class A Securities. Any Class A Stock or Rights to acquire Class A Stock issued, granted or sold by United after the execution and delivery of this Agreement, other than shares of Class A Stock issued pursuant to the exercise of Rights to acquire Class A Stock that were outstanding immediately prior to the execution and delivery of this Agreement.

     Class A Stock. The Class A common stock, $0.01 par value per share, of United.

     Class B Event. As defined in the United Charter as in effect on the date hereof.

     Class B Stock. The Class B common stock, $0.01 par value per share, of United.

     Class C Director. As defined in the United Charter as in effect on the date hereof.

     Class C Stock. The Class C common stock, $0.01 par value per share, of United.

     Common Stock.  The Class A Stock, the Class B Stock and the Class C Stock.

     Contract. Any note, bond, indenture, debenture, security agreement, trust agreement, Lien, mortgage, lease, contract, license, franchise, permit, guaranty, joint venture agreement, or other agreement, instrument, understanding, commitment or obligation, oral or written.

     Control and derivative terms. The possession directly or indirectly of the power to direct or cause the direction of the management and policies of another Person, whether through the ownership of voting securities, by contract or otherwise.

     Control Person. Each of (1) the Chairman of the Board of Liberty, (2) the President and Chief Executive Officer of Liberty, (3) the Executive Vice President and Chief Operating Officer of Liberty, (4) each of the directors of Liberty, and (5) the respective family members, estates and heirs of each of the persons referred to in clauses (1) through (4) above and any trust or other investment vehicle for the primary benefit of any of such persons or their respective family members or heirs. "Family members" for this purpose means the parents, descendants, stepchildren, step grandchildren, nieces and nephews, and spouses of the specified person.

     Controlled Affiliate. When used with reference to a specified Person, an Affiliate of such Person that such Person directly, or through one or more intermediaries, Controls; provided that, (a) none of United and its Controlled Affiliates shall be deemed to be a Controlled Affiliate of a Liberty Party and (b) any Person in which United, directly or indirectly, Beneficially Owns 50% or more of the equity securities, without regard to voting power in the election of directors, shall (without limiting the generality of this definition) be deemed to be a Controlled Affiliate of United.

     Controlling Principals.  As defined in the Stockholders Agreement.

     Controlling Principal Director.  As defined in Section 3(b)(i).

     Conversion Event. As defined in the United Charter as in effect on the date hereof.

     Designated Purchaser.  As defined in the Stockholders Agreement.

     Equity Securities. The Common Stock and any other voting securities issued by United (other than preferred stock with customary limited voting rights).

     Exchange Act. The Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

     Founders.  As defined in the Stockholders Agreement.

     Fully Diluted Number. As defined within the definition of "Maximum Percentage."

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     Governmental Approval.  Any notice to, filing with, or approval or consent of a Government Authority required by applicable law with respect to any action, including without limitation, the expiration or termination of any applicable waiting period under the HSR Act.

     Governmental Authority. Any U.S. federal, state or local or any foreign court, governmental department, commission, authority, board, bureau, agency or other instrumentality.

     Group. As defined in Section 13(d) of the Exchange Act and the rules and regulations thereunder, but the existence of the Transaction Agreements and the Merger Agreement shall be disregarded in determining whether a Group exists.

     HSR Act. The Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

     High-Vote Securities.  As defined in Section 4(b).

     Law. Any U.S. federal, state or local or any foreign statute, code, ordinance, decree, rule, regulation or general principle of common or civil law or equity.

     Liberty. Liberty Media Corporation, a Delaware corporation, and any successor (by merger, consolidation, transfer or otherwise) to all or substantially all of its assets; provided that in the event a Transferee Parent becomes the Beneficial Owner of all or substantially all of the Equity Securities then Beneficially Owned by Liberty as to which Liberty has dispositive control, the term "Liberty" shall mean such Transferee Parent and any successor (by merger, consolidation, transfer or otherwise) to all or substantially all of its assets.

     Liberty Directors.  As defined in Section 3(b)(i).

     Liberty Global.  As defined in the preamble.

     Liberty Party Equity Securities. Equity Securities Beneficially Owned (and Rights pursuant to which such Equity Securities are Beneficially Owned) from time to time by the Liberty Parties or any of their Controlled Affiliates.

     Liberty Parties. Liberty and Liberty Global, and any Permitted Transferee of a Liberty Party who hereafter becomes bound by or who is required to become bound by this Agreement for so long as such Person is or is required to be so bound or would be required to be bound. Liberty Global and any such Permitted Transferee will each cease to be a Liberty Party at such time as such Person is no longer a Controlled Affiliate of Liberty.

     Lien. Means any mortgage, pledge, lien, encumbrance, charge, or security interest.

     LMI.  As defined under "Background" on the first page of this Agreement.

     Maximum Percentage. That percentage of the outstanding Common Stock on a fully diluted basis (assuming the exercise, conversion or exchange, as applicable, of all outstanding Rights) (the "Fully Diluted Number") that is equal to the greater of (a) the sum of (i) the percentage of the Fully Diluted Number that the Common Stock Beneficially Owned by the Liberty Parties and their respective Controlled Affiliates represents immediately after the closing of each of the transactions contemplated by the Merger Agreement, plus (ii) the percentage of the Fully Diluted Number represented by the aggregate amount of Common Stock Beneficial Ownership of which is acquired by any of the Liberty Parties or their respective Controlled Affiliates (x) from the other parties to the Stockholders Agreement (specifically including shares the Beneficial Ownership of which is acquired from United (whether pursuant to the Stockholders Agreement or otherwise, but without duplication of amounts included pursuant to clause
     (a)(i)), as well as from the Founders, their Permitted Transferees and Designated Purchasers) as and when each such acquisition of Beneficial Ownership occurs, and (y) pursuant to the UPC Release (specifically including any purchases of Class A Stock held by UPC), plus (iii) the percentage of the Fully Diluted Number represented by up to and including an additional 25 million shares of Common Stock as and when Beneficial Ownership thereof is acquired by any of the Liberty Parties or their respective Controlled Affiliates (such number to be appropriately adjusted for stock splits,

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     stock dividends and other similar transactions); provided, that the percentage determined in accordance with this clause (a)(iii), when added to the percentage determined in accordance with clause (a)(i), shall not exceed 81%, and (b) the sum of (A) 81%, plus (B) the percentage determined in accordance with clause (a)(ii)(x) of this definition. If prior to the closing of any transaction referred to in clause (a)(i) of the preceding sentence or any acquisition referred to in clause (a)(ii) or (a)(iii) of the preceding sentence, United issues, grants or sells any Equity Securities or Rights and such action alone or together with any preceding or succeeding action gives rise to any purchase rights of any Liberty Party under Section 7A or Section 7B of this Agreement or paragraph (h) of Article Fourth of the United Charter, then in calculating the percentages of the Fully Diluted Number that the Common Stock Beneficially Owned by the Liberty Parties represents immediately after the closing of any such transaction or acquisition referred to in clause (a) of the preceding sentence, the Liberty Parties shall be assumed to have exercised such purchase rights in full.

     Merger Agreement. As defined under "Background" on the first page of this Agreement.

     New United Covenant Agreement. The Agreement Regarding Additional Covenants as of the date hereof among United and the Liberty Parties.

     No Waiver Agreement. That certain No Waiver Agreement dated as of the date hereof among Liberty, LMI and United.

     Offer.  As defined in Section 6(a).

     Offeree.  As defined in Section 6(a).

     Old United. As defined under "Background" on the first page of this Agreement.

     Permitted Options. Options to purchase a number of shares of Class B Stock equal to (a) three million minus (b) the number of shares of Class B Stock underlying the Assumed Options.

     Permitted Transferees.  As defined in the Stockholders Agreement.

     Person. Person shall mean any individual, firm, corporation, partnership, limited liability company, trust, joint venture, or other entity, and shall include any successor (by merger or otherwise) of such entity.

     Proposal.  As defined in Section 6(c).

     Public Offering Election.  As defined in Section 7(h).

     Public Offering Notice.  As defined in Section 7(h).

     Rights. When used with respect to a specified Person, securities of such Person (which may include equity securities) that (contingently or otherwise) are exercisable, convertible or exchangeable for or into equity securities of such Person (with or without consideration) or that carry any right to subscribe for or acquire equity securities or securities exercisable, convertible or exchangeable for or into equity securities of such Person.

     Securities Act. The Securities Act of 1933, as amended, and the rules and regulations thereunder.

     Stockholders Agreement. The Stockholders Agreement dated as of the date hereof among United, the Liberty Parties, and certain other stockholders of United.

     Subsidiary. When used with respect to any Person, (i) a corporation in which such Person and/or one or more Subsidiaries of such Person, directly or indirectly, owns capital stock having a majority of the voting power of such corporation's capital stock to elect directors under ordinary circumstances, and (ii) any other Person (other than a corporation) in which such Person and/or one or more Subsidiaries of such Person, directly or indirectly, has (x) a majority ownership interest or (y) the power to elect or direct the election of a majority of the members of the governing body of such first-named Person.

     Transaction Agreements.  As defined in the Stockholders Agreement.

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     Transfer.  Any sale, exchange, pledge (except a pledge in compliance with this Agreement and the Stockholders Agreement) or other transfer, directly or indirectly, of Class B Stock or Class C Stock or, when the context requires, Class A Stock (including through relinquishment of Control of a Person holding shares of such stock), provided, however, that none of the following shall constitute a Transfer: (i) a conversion of Class C Stock into Class B Stock or of Class B Stock or Class C Stock into Class A Stock,
     (ii) any transfer pursuant to any tender or exchange offer approved by a majority of the Board, (iii) a transfer by operation of law in connection with any merger, consolidation, statutory share exchange or similar transaction involving United, (iv) a transfer pursuant to a plan of liquidation of United that has been approved by a majority of the Board or
     (v) in the case of Liberty, any transaction or series of related transactions involving the direct or indirect transfer (or relinquishment of Control) of a Person that holds Liberty Party Equity Securities Class C Stock (a "Transferred Person"), if (x) immediately after giving effect to such transaction or the last transaction in such series, voting securities representing at least a majority of the voting power of the outstanding voting securities of such Transferred Person or its successor in such transaction or of any ultimate parent entity (within the meaning of the HSR
     Act) of such Transferred Person or its successor (a "Transferee Parent") are Beneficially Owned by Persons who prior to such transaction were Beneficial Owners of a majority of, or a majority of the voting power of, the outstanding voting securities of Liberty (or of any publicly traded class or series of voting securities of Liberty designed to track the economic performance of a specified group of assets or businesses) or who are Control Persons or any combination of the foregoing and (y) such Transferee Parent becomes a party to this Agreement and the Stockholders Agreement with the same rights and obligations as Liberty.

     Transferred Person.  As defined in the definition of "Transfer."

     Transferee Parent.  As defined in the definition of "Transfer."

     United.  As defined in the preamble.

     United Bylaws. The Bylaws of United, as such Bylaws may be amended from time to time in accordance with the United Charter, such Bylaws and this Agreement.

     United Charter.  The Restated Certificate of Incorporation of United as
     filed with the Secretary of State of the State of Delaware on             ,
     2002, as it may be amended from time to time.

     United/New United Merger.  As defined in the Merger Agreement.

     UPC. United Pan-Europe Communications, N.V., a company organized under the laws of The Netherlands.

     UPC Release. Section 3 of and Exhibit A to the Release, dated as of February 22, 2001, among UPC, Old United, Liberty and LMI (but no other provisions of such Release).

     Voting Agreement. That certain Voting Agreement dated as of the date hereof among United and the Founders.

     Voting Power. As of any date of determination, the aggregate number of votes of all outstanding Equity Securities and (without duplication) Equity Securities issuable as of such date upon the exercise, conversion or exchange of all Rights outstanding.

SECTION 2.  Acquisition of Equity Securities or Rights; Other Covenants.

     (a)  (i) Except as specifically permitted by this Agreement (including
     Section 2 and Section 6), the Liberty Parties shall not, and shall not suffer or permit any of their respective Controlled Affiliates to, acquire Beneficial Ownership of any Common Stock if immediately after such acquisition the Common Stock Beneficially Owned, in the aggregate, by the Liberty Parties and their Controlled Affiliates would exceed the Maximum Percentage.

     (ii) No Liberty Party shall be in breach of Section 2(a)(i) solely because the Liberty Parties and their respective Controlled Affiliates become the Beneficial Owners of a number of shares of Common Stock exceeding the Maximum Percentage after and solely because of any action taken by United or any

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     Affiliate of United (including the repurchase or redemption by United or any of its Affiliates of Equity Securities or Rights, the issuance of Equity Securities or Rights, including pursuant to an offer by United or any of its Affiliates to its security holders of rights to subscribe for Equity Securities, the expiration of Rights, or the declaration by United of a dividend in respect of any class of Equity Securities payable at the election of such security holders either in cash or in Equity Securities) in respect of which no Liberty Party or Controlled Affiliate thereof shall have taken any action except as permitted to be taken by holders of Equity Securities or Rights in their capacities as such (including as a result of action taken in accordance with Section 6 hereof or an election not to tender any of such Liberty Party's Equity Securities pursuant to any such offer to repurchase, an election to purchase Equity Securities or Rights pursuant to any such subscription offer or an election to be paid a dividend in respect of the Liberty Party Equity Securities in Equity Securities or Rights instead of cash).

     (b) Except as contemplated by the Stockholders Agreement or specifically permitted by this Agreement (including Section 6), each Liberty Party shall not, and such Liberty Party shall not permit any of its Controlled Affiliates to:

        (i) solicit proxies with respect to Equity Securities or become a participant in a solicitation of proxies with respect to Equity Securities, in either case within the meaning of Regulation 14A under the Exchange Act (or any successor regulation), except that any director of United may solicit proxies on behalf of United or be a participant with United in a solicitation of proxies to be voted in accordance with the recommendation of the Board in each case;

        (ii) form, join or participate in any Group with respect to Equity Securities with any holder of Equity Securities that is not a Liberty Party or Controlled Affiliate thereof if the Equity Securities Beneficially Owned by such Group would exceed the Maximum Percentage, unless the Controlling Principals are members of such Group;

        (iii) deposit any Liberty Party Equity Securities in any voting trust or subject any Liberty Party Equity Securities to a voting agreement or other voting arrangement, in any such case as a method of evading or attempting to evade the requirements of this Agreement;

        (iv) solicit or encourage an Offer from a Person other than a Liberty Party, a Founder, United or any Controlled Affiliate of any of the foregoing Persons; or

        (v) call a meeting of United's stockholders, make a proposal for consideration by United's stockholders (except to the Board), or vote or consent to an amendment of United's bylaws without the consent of the Board (except as permitted by Section 3).

     (c) If a Controlled Affiliate of a Liberty Party that has not previously become a party to this Agreement acquires Beneficial Ownership of any Equity Securities after the date hereof, such Liberty Party shall promptly cause such Controlled Affiliate to deliver to United an undertaking to be bound by all provisions of the Stockholders Agreement and this Agreement applicable to the Liberty Party.

SECTION 3.  Voting, Appraisal Rights.

     (a) Each Liberty Party shall cause all of such Liberty Party's Equity Securities to be present at all meetings of the stockholders of United at which such Liberty Party shall be entitled to vote and as to which notice has been properly given in accordance with the applicable provisions of the United Charter and United Bylaws, or shall cause proxies to be present at all such meetings, so as to enable all of such Liberty Party's Equity Securities to be counted for quorum purposes. Except for (A) those matters as to which a Liberty Party or the Class C Directors or Liberty Directors have approval rights pursuant to this Agreement, the Stockholders Agreement or the United Charter and (B) any matter that, pursuant to the New United Covenant Agreement, is required to be approved by Liberty, if such approval has not been obtained, or that, by the terms of Section 3.12 of the United Bylaws, is required to be reviewed, voted upon and approved by the Board or a committee thereof, if such matter has not been reviewed, voted upon and approved by the required vote of the Board or a committee thereof, in any such case prior to the time such matter is presented to the stockholders of United for their approval, each Liberty Party will

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     vote its Common Stock (i) with respect to any matter submitted for approval of stockholders of United (other than those referred to in clauses (ii) and (iii) below), in such Liberty Party's sole discretion, either (x) in the manner recommended by a majority of the Board or (y) in the same proportion as the holders of the remaining Common Stock vote with respect to such matter, (ii) against any merger, consolidation, recapitalization, dissolution or sale of all or substantially all of the assets of United not approved by the Board, and (iii) with respect to the election or removal of directors (x) following the occurrence of a Class B Event, as provided in
     Section 3(b) below, and (y) otherwise, in its sole discretion. Notwithstanding the foregoing, the Liberty Parties will be entitled to vote their Common Stock in favor of any proposal to approve or necessary to implement the transactions expressly contemplated by the Transaction Agreements, whether or not approval is recommended by the Board. No Liberty Party will exercise appraisal rights as to any matter.

     (b)  Following the occurrence of a Class B Event,

        (i) The Liberty Parties shall have the right to nominate four members of the Board or, if greater, such number of members of the Board (rounded up to the next whole number) equal to 33 1/3% of the then-authorized number of members of the Board (each such nominee, a "Liberty Director"); pursuant to the Voting Agreement, the Controlling Principals will have the right to nominate four members of the Board or, if greater, such number of members of the Board (rounded up to the next whole number) equal to 33 1/3% of the then-authorized number of members of the Board (each such nominee, a "Controlling Principal Director"); and the Board will nominate the remaining members of the Board.

        (ii) The Liberty Parties will vote or cause to be voted all Equity Securities owned by them (or with respect to which they have the right to vote or direct the voting) that have the right to vote generally in the election of directors for the election to the Board of those persons nominated in accordance with this Section 3(b) and Section 3(c) and will not seek the removal of any director (other than a Liberty Director) except for cause; provided that, if the Controlling Principals request that the Liberty Parties vote in favor of the removal of any Controlling Principal Director, the Liberty Parties will vote or cause to be voted all Equity Securities owned by them (or with respect to which they have the right to vote or direct the voting) that have the right to vote on such matter in favor of the removal of such Controlling Principal Director.

        (iii) The approval of the Liberty Directors shall be required for all matters set forth in paragraph (b) of Article Fifth of the United Charter as in effect on the date hereof, without regard to any limitation that would otherwise apply as a result of the Class C Stock ceasing to be outstanding.

     (c) United shall take all necessary or desirable action (including, without limitation, nominating the Liberty Directors) in order to cause the Board to have the constituency provided for in Section 3(b) and to give effect to this Section 3. In the absence of any nomination by the Liberty Parties of a Liberty Director, the person or persons previously nominated by the Liberty Parties and then serving shall be re-nominated if still eligible to serve as provided herein. The Liberty Parties may request, and vote in favor of, the removal of any Liberty Director, with or without cause. The Liberty Parties will have the right to nominate a person to fill any vacancy on the Board created by the resignation, removal, incapacity or death of any Liberty Director. Pursuant to the Voting Agreement, the Controlling Principals will have the right to nominate a person to fill any vacancy on the Board created by the resignation, removal, incapacity or death of any Controlling Principal Director.

SECTION 4.  Certain United Covenants.

     (a) If any consents, approvals, waivers or other action by, or notices to, filings with or applications or submissions to, any Governmental Authority or other third party are needed for any Liberty Party or any Controlled Affiliate of a Liberty Party to exercise any rights under this Agreement, any other Transaction Agreement or the United Charter (including the purchase rights and approval rights of the holders of Class C Stock set forth therein) or for the exercise of the approval rights of the Class C Directors or Liberty Directors under the United Charter, this Agreement and the New United Covenant Agreement,

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     respectively, United shall cooperate with Liberty and use its best commercially reasonable efforts to obtain and assist Liberty in obtaining the necessary consents, approvals, waivers and other actions, and making the necessary notices, filings, applications and submissions.

     (b) United will not issue, grant or sell any shares of Class B Stock, any Equity Securities convertible into or exercisable or exchangeable for Class B Stock (contingently or otherwise) or that have a greater vote per share (on an as-converted basis or otherwise) than the Class A Stock (whether generally, in the election of directors or generally other than in the election of directors) (collectively, "High-Vote Securities") or any Rights to acquire any of the foregoing, other than to a Liberty Party or Controlled Affiliate thereof, unless and until the Class C Stock has become convertible in full into Class B Stock, except that (x) United may issue up to an aggregate of three million shares of Class B Stock upon exercise of Assumed Options and Permitted Options, and (y) United may, on majority vote of the Board and compliance with applicable legal requirements, issue shares of a series of its preferred stock convertible into Class B Stock, but with no other conversion rights, no voting rights other than the limited voting rights customary in preferred stocks, and no other special rights, provided that such convertible preferred stock shall not be convertible into Class B Stock until the Class C Stock has become fully convertible into Class B Stock, and the aggregate number of shares of Class B Stock issuable upon conversion of all such preferred stock and the exercise of the Assumed Options and the Permitted Options shall be less than the number of shares that, if issued in one or more transactions following the occurrence of a Conversion Event, would entitle the Liberty Parties to exercise the purchase rights set forth in Section 7A (it being understood that such issuances will be taken into account in determining the Liberty Parties' entitlement to exercise such purchase rights).

     (c) United will not issue, grant or sell any options exercisable for Class B Stock other than the Permitted Options without Liberty's prior consent.

SECTION 5.  Dispositions of Equity Securities.

     (a) No Liberty Party shall Transfer or permit any of its Controlled Affiliates to Transfer Beneficial Ownership of any Equity Securities, unless the Transfer is (i) a Transfer to Liberty or a Controlled Affiliate of Liberty that is or becomes a party to this Agreement in accordance with
     Section 2(c); (ii) a Transfer of Class A Stock to one or more underwriters in connection with a bona fide public offering registered under the Securities Act; (iii) a Transfer to a Founder or Designated Purchaser pursuant to Section 4 of the Stockholders Agreement, provided that the transferee, if other than a Founder, delivers to United an undertaking to be bound by all provisions of the Stockholders Agreement and, in the case of a Designated Purchaser that is not a Permitted Transferee, this Agreement; (iv) a Transfer pursuant to Section 7 or 8 of the Stockholders Agreement; or (v) a Transfer of Class A Stock that otherwise complies with the terms of the Stockholders Agreement, provided that, in the case of a Transfer pursuant to clause (ii) or this clause (v) other than to an Affiliate, the transferring Liberty Party has no reason to believe that any Person or Group would hold as a result of such a Transfer of Beneficial Ownership more than ten percent of the Voting Power in the election of directors as of the date of such Transfer.

     (b) The Liberty Parties may pledge or grant a security interest in Equity Securities to a financial institution to secure a bona fide loan made to a Liberty Party or in connection with a hedging transaction with a financial institution, so long as the Liberty Party complies with Section 6(b) of the Stockholders Agreement.

     (c)  Any attempted Transfer in violation of this Agreement shall be void.

SECTION 6.  Offers for United.

     (a) If any Person shall make an offer (an "Offer"): (i) to acquire from United or from one or more stockholders thereof (by tender or exchange offer or other public offer), or both (the "Offeree"), Equity Securities of United, (ii) to acquire all, or substantially all, the assets of United, or
     (iii) to effect a merger, consolidation, statutory share exchange or similar transaction between or involving United and another Person, then United shall give Liberty notice of such Offer promptly upon receipt by United thereof or, if such disclosure of the existence or terms of such Offer is prohibited by the terms thereof or if
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     counsel for United determines that such disclosure prior to a public announcement of such Offer may violate or result in the violation of applicable United States securities laws, promptly after the public announcement of such Offer. In no event will United give Liberty notice of such Offer less than ten days prior to acceptance of such Offer.

     (b) If any such Offer is made or proposed to an Offeree and not rejected within five days, any Liberty Party or an Affiliate thereof may propose a competing offer to the Board and the Board shall in the exercise of its fiduciary duties consider in good faith waiving any provisions of this Agreement that would restrict actions that might be taken by a Liberty Party or its Affiliates in support of such competing offer or the transactions contemplated thereby.

     (c) If United proposes (a "Proposal") to effect a sale of all or substantially all of the assets of United or a merger, consolidation, statutory share exchange or similar transaction between or involving United and another Person or to issue in any transaction Class B Stock in an amount such that the Liberty Parties' purchase rights would not apply to such issuance (whether as a result of clause (h)(ii) of Article Fourth of the United Charter or Section 7A(d) of this Agreement), then United shall give Liberty notice of such Proposal and, prior to taking any action to effectuate the same, United shall give Liberty the opportunity to propose (or to cause an Affiliate of Liberty to propose) an alternative transaction to the Board. If Liberty or an Affiliate thereof proposes an alternative transaction to the Proposal to the Board, the Board shall in the exercise of its fiduciary duties consider in good faith waiving any provisions of this Agreement that would restrict actions that might be taken by Liberty or its Affiliates in support of such alternative transaction.

     (d) United shall not enter into any agreement or make any covenant that would preclude it from complying with this Section 6.

SECTION 7A.  Purchase Rights -- High-Vote Securities.

     (a) If, following the occurrence of a Conversion Event, United issues, grants or sells any High-Vote Securities (including upon conversion, exercise or exchange of previously issued Rights) and after giving effect thereto, together with any prior issuances of Class B Stock with respect to which the Liberty Parties did not have any purchase rights pursuant to this
     Section 7A, including any issuance of Class B Stock or other High-Vote Securities contemplated by Section 4(b) (which issuance for purposes of this Section 7A shall be deemed to have occurred as of the later of the actual issuance of such Class B Stock or other High-Vote Securities and immediately after the occurrence of a Conversion Event), the combined voting power (whether in the election of directors or otherwise) of the Liberty Parties' Equity Securities is equal to or less than 90% of the combined voting power thereof immediately prior to either such issuance or the first such issuance (or deemed issuance), the Liberty Parties will be entitled, subject to applicable legal requirements (which United will use its best commercially reasonable efforts to cause to be satisfied or waived), to acquire from United additional shares of Class B Stock, in the manner provided in this Section 7A, in an amount sufficient to restore the combined voting power of the Equity Securities owned by the Liberty Parties to 100% of the combined voting power of the Liberty Parties' Equity Securities immediately prior to either such issuance or the first such issuance or deemed issuance (whichever is greater, in the case of multiple issuances) (appropriately adjusted for other acquisitions or dispositions of Equity Securities by the Liberty Parties following such first issuance or deemed issuances). For purposes of this Section 7A, the voting power of the Liberty Parties' Equity Securities shall in all cases be calculated as if any High-Vote Securities that are convertible into, or exercisable or exchangeable for, Class B Stock had been converted into or exercised or exchanged for Class B Stock.

     (b) The Liberty Parties will be entitled to restore their voting power in United as provided above by, at their election:

        (i) subject to applicable Law and listing requirements, surrendering shares of Class A Stock in exchange for Class B Stock on a one-for-one basis;

        (ii) purchasing from United additional shares of Class B Stock for a purchase price per share, payable in cash or such other form of consideration as may be acceptable to United, equal to (x) the issue price per share of the Class B Stock equivalent of the High-Vote Securities so issued (which if paid other than in cash or shares of Class A Stock shall be the fair market value of the consideration so paid) or (y) with respect to any High-Vote Securities that were issued in exchange for shares of Class A Stock, the average of the Closing Prices (as defined in the United Charter as in effect on the date hereof) per share of the Class A Stock for the ten consecutive trading days preceding (A) the date on which the additional shares of Class B Stock are purchased or (B) the date on which such High-Vote Securities were issued, whichever yields the lower price, in each case appropriately adjusted to reflect the effect of any stock splits, reverse splits, combination, stock dividends or other events affecting the Class B Stock; or

        (iii)  any combination of the foregoing.

     (c) If the Liberty Parties become entitled to acquire additional Class B Stock by purchase or exchange pursuant to the purchase rights contemplated by this Section 7A, United shall provide notice of such entitlement to Liberty within five Business Days after the issuance of any High-Vote Securities that alone or together with any prior issuances has reduced the voting power of the Liberty Parties' Equity Securities by ten percent or more. The right of the Liberty Parties to acquire additional Class B Stock shall then be contingent upon Liberty's (i) delivering a notice to United within ten days after receipt of United's notice, in which notice Liberty states that it or one or more other Liberty Parties or Controlled Affiliates will acquire additional Class B Stock pursuant to its purchase rights, and (ii) tendering the applicable consideration for such additional Class B Stock within 30 days after the later of receipt by Liberty of United's notice and the date of the issuance of High-Vote Securities that has reduced the voting power of the Liberty Parties' Equity Securities by ten percent or more (subject to extension for up to 60 additional days if required to obtain Governmental Approval or for any applicable waiting periods to expire or terminate).

     (d) Notwithstanding the foregoing, if United issues Class B Stock in any transaction in an amount such that, immediately following such issuance, the Persons who were holders of outstanding Equity Securities immediately prior to such issuance of Class B Stock then hold in the aggregate less than 30 percent of the voting power of United's outstanding Equity Securities in the election of directors generally, then the Liberty Parties will not have a right to restore or maintain their voting power in United pursuant to such purchase rights.

SECTION 7B.  Preemptive Rights -- Class A Securities.

     (a) If at any time after the execution and delivery of this Agreement United issues, grants or sells any Class A Securities, the Liberty Parties shall have the right, subject to applicable legal requirements (which United will use its best commercially reasonable efforts to cause to be satisfied or waived), but not the obligation, to acquire from United a portion of such Class A Securities up to an amount sufficient to permit the Liberty Parties to maintain the percentage of the total outstanding Common Stock represented by the Liberty Parties' Equity Securities immediately prior to the issuance of such Class A Securities, assuming for purposes of calculating such percentage that all Rights, if any, constituting Class A Securities held by the Liberty Parties or to be issued, granted or sold in such transaction have been duly converted, exchanged or exercised in full (whether or not then convertible, exchangeable or exercisable). If United desires to issue any Class A Securities, it will first give written notice (an "Issuance Notice") thereof to the Liberty Parties stating the number of Class A Securities proposed to be issued, granted or sold, the date such Class A Securities are proposed to be issued, granted or sold (which date shall be no more than 60 days nor less than 20 days after the date such Issuance Notice is delivered to Liberty), the total per share consideration to be received by United upon issue, grant or sale of such Class A Securities (which consideration may, in the case of an underwritten public offering for cash of Class A Stock or Rights convertible into or exchangeable or exercisable for Class A Stock, may be expressed as a range of per share prices (provided that such range shall be no more than the lesser of (A) 50% of the lowest price in such range and (B) $5 per share)) and any other material terms of the proposed transaction. Within 20 days following receipt of an Issuance Notice, any Liberty Party may exercise its rights under this Section 7B by giving written notice (a "Preemption Notice") to that effect to United, which notice shall specify the maximum number of Class A Securities that such Liberty Party elects to purchase. Failure to deliver a Preemption Notice within such 20 day period will constitute a waiver of the rights granted by this Section 7B as to the particular issuance of Class A Securities specified in the Issuance Notice.

     (b) The per share price to be paid upon exercise of the rights granted under this Section 7B with respect to any issuance, grant or sale of Class A Securities shall be the lower of the lowest per share consideration at which Class A Securities are issued, granted or sold in such issuance and the consideration per share specified in the applicable Issuance Notice. The consideration for which Class A Securities are offered or proposed to be offered will be determined as follows: (i) in case of the proposed issuance of Class A Securities for cash, the consideration per share will be the amount of cash per share to be received by United after any underwriting discounts and (ii) in the case of a proposed issuance of Class A Securities in whole or in part for consideration other than cash, the value of the consideration other than cash will be the fair market value of that consideration. The purchase price shall be payable in cash or such other form of consideration as may be reasonably acceptable to United, in an amount equal to the price per share of the Class A Securities so issued (which if paid other than in cash shall be the fair market value of the consideration so paid).

     (c) Upon delivery of a Preemption Notice in accordance with Section 7B(a), United and the Liberty Parties delivering such Preemption Notice will enter into a purchase and sale agreement pursuant to which United will be obligated to sell and such Liberty Parties will be obligated to buy the Class A Securities specified in such Preemption Notice for the consideration per share determined in accordance with Section 7B(b). The parties will make representations and warranties customary for similar stock purchase transactions, including, in the case of United, representations that all filings made by it pursuant to the Exchange Act and the Securities Act are complete and accurate in all material respects, that the most recent financial statements provided by United to Liberty pursuant to Section 2(e) of the New United Covenant Agreement fairly present the financial condition and results of operations of United and its subsidiaries as of the dates and for the periods covered thereby and that United has no material undisclosed liabilities. There shall be no conditions to the parties' obligation to close such purchase and sale other than (1) the closing of the issuance, grant or sale of the balance of the Class A Securities covered by the Issuance Notice, (2) the absence of any material breach of any of the representations and warranties described above, assuming such representations and warranties had been made both on the date of the Issuance Notice and on the closing date of such purchase and sale agreement, and (3) in the case of the Liberty Parties' obligation to close, (A) the issuance, grant or sale of the balance of the Class A Securities specified in the Issuance Notice being on the terms specified therein (including, in the case of an underwritten public offering for cash of Class A Stock or Rights, the final price of such public offering being within the range set forth in the Issuance Notice) and (B) the issuance, grant or sale of such Class A Securities occurring within 20 days before or after the date specified therefor in the Issuance Notice.

     (d) Each issuance of Class A Securities to a Liberty Party must be on terms not less favorable to such Liberty Party than the most favorable terms on which United issues or proposes to issue in the transaction in connection with which the preemptive right is being exercised Class A Securities to any other Person (without discrimination based on differences in the number or amount of Class A Securities to be acquired). Without limiting the generality of the immediately preceding sentence, (i) each Liberty Party must be given the same options and rights of election, if any, as to the kind(s) or amount(s) of consideration to be paid or delivered for Class A Securities as any other purchaser is given or was proposed to be given in the Issuance Notice and (ii) the purchase price to be paid by each Liberty Party upon exercise of its rights under this
     Section 7B will be paid upon terms which are not less favorable than those on which the Class A Securities are sold to any other purchaser, unless those terms provide for payment in a manner which could not reasonably be duplicated by any Liberty Party, such as the transfer of specific property to United, in which event such payment will be in cash or such other form of consideration as may be reasonably acceptable to United, equal to the price per share of the Class A Securities so issued (which if paid other than in cash shall be the fair market value of the consideration so paid). The giving of an Issuance Notice shall constitute the representation and warranty by United to each Liberty Party that (A) the proposed issuance is not subject to conditions, contingencies or material terms not disclosed in the Issuance Notice or in the accompanying documents delivered therewith; and (B) neither the amount or kind of consideration offered by any other purchaser of the Class A Securities nor any other terms of the proposed issuance or of any other transaction or proposed transaction with such purchaser or any of its Affiliates have been established for the purpose of circumventing, increasing the cost of exercising or otherwise impairing the Liberty Parties' preemptive rights under this Section 7B.

     (e) Notwithstanding the foregoing, the Liberty Parties will not be entitled to acquire Class A Securities pursuant to this Section 7B with respect to (i) any issuance or sale of Class A Securities in connection with the acquisition of a business (A) from a third party that is not an Affiliate of United or of any Founder and (B) that is directly related to the then existing businesses conducted by United and its Controlled Affiliates, (ii) any issuance or grant of options to purchase shares of Class A Stock to employees of United pursuant to an employee benefit plan approved by the Board, but only to the extent that the percentage of the total outstanding Class A Stock issued and issuable pursuant to all options to purchase shares of Common Stock granted pursuant to all such employee benefit plans (irrespective of when such options were issued) does not exceed 10% of the total outstanding Common Stock of United, (iii) Equity Securities issued as a dividend to all holders of Equity Securities or upon any subdivision or combination of all shares of Equity Securities, or (iv) any issuance of Class A Stock pursuant to the exercise of Rights as to which the Liberty Parties shall have been afforded the opportunity to exercise their preemptive rights pursuant to this Section 7B.

     (f) If the Liberty Parties waive or are deemed to have waived the preemptive rights granted under this Section 7B with respect to any proposed issuance of Class A Securities specified in an Issuance Notice, then United shall be free to issue, sell or grant the Class A Securities described in such Issuance Notice without the participation of any Liberty Party; provided that such issuance, sale or grant closes within 60 days after the date of the applicable Issuance Notice and is on terms no more favorable to any purchaser than the terms proposed in such Issuance Notice. United shall not issue, sell or grant any Class A Securities after any such 60 day period without again complying with this Section 7B. The provisions of this Section 7B shall apply successively to each and every issuance of Class A Securities.

SECTION 8.  Representations and Warranties.

Each of the Liberty Parties, severally and not jointly, on the one hand, and United, on the other, represent and warrant to each other as of the date of this Agreement as follows:

     (a) Such party has the right, power, legal capacity and authority to enter into and perform its obligations under this Agreement, and this Agreement constitutes such party's valid and binding obligation, enforceable in accordance with its terms, subject, as to enforceability, to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors' rights and remedies generally, and to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

     (b) Such party has obtained all authorizations, permits, approvals or consents of any Persons, including all authorizations, permits, approvals or consents of any Governmental Authorities, necessary to enter into and perform its obligations under this Agreement, except as would not, individually or in the aggregate, adversely affect such party's ability to perform its obligations under this Agreement.

     (c) This Agreement and the transactions it contemplates do not conflict with any applicable Law or any agreement to which it is a party or constitute a default under any such agreement, except as would not, individually or in the aggregate, adversely affect such party's ability to perform its obligations under this Agreement.

SECTION 9.  Legend.

     (a) United shall cause a legend substantially similar to the following effect to be placed on each certificate representing any Equity Securities or Rights issued to each Liberty Party or its Affiliates:

        "The securities represented by this certificate are subject to a Stockholders Agreement and a Standstill Agreement, each dated as of
                       , 2002, copies of which are available from UnitedGlobalCom, Inc. upon request, and any sale, pledge, hypothecation, transfer, assignment or other disposition of such securities is subject to such Stockholders Agreement and Standstill Agreement."

     (b) Upon surrender to United of any certificate representing any Equity Securities or Rights disposed of by a Liberty Party in a transaction described in Section 5(a)(ii) or (v), or in clauses (ii), (iii) or (iv) of the definition of Transfer in Section 1, United shall promptly cause to be issued (i) to the transferee or transferees of such Equity Securities or Rights one or more certificates without the legend set forth in Section 9(a) and (ii) to the holder of Equity Securities or Rights represented by such certificates so surrendered one or more certificates representing such Equity Securities or Rights, if any, as shall not have been so disposed of, with the legend set forth in Section 9(a). Upon termination of this Agreement pursuant to Section 11 below and the surrender to United of any certificate representing Equity Securities or Rights, United shall cause to be issued to the holder of such Equity Securities or Rights one or more certificates without the legend set forth in Section 9(a).

SECTION 10. Remedies. Each of the parties acknowledges and agrees that in the event of any breach of this Agreement, the nonbreaching party would be irreparably harmed and could not be made whole by monetary damages. Accordingly, the parties to this Agreement, in addition to any other remedy to which they may be entitled hereunder or at law or in equity, shall be entitled to compel specific performance of this Agreement.

SECTION 11. Termination. The provisions of this Agreement other than Sections 4, 7A and 7B will expire on June 25, 2010, provided that this Agreement will terminate in its entirety (except as provided in the following sentence) at such time (whether earlier or later) as the Stockholders Agreement terminates in accordance with its terms or by the mutual consent of the Controlling Principals and Liberty. United's obligations under Section 9(b) shall survive the termination of this Agreement.

SECTION 12. Notices. All notices, requests, demands and other communications required or permitted hereunder shall be in writing, shall be deemed to have been duly given when delivered personally or, sent by telecopy, or recognized service providing for guaranteed delivery, addressed as follows:

     (a)  If to United, to it at:

           UnitedGlobalCom, Inc.
        4643 South Ulster Street
        Suite 1300
        Denver, Colorado 80237
        Attention: President
        Fax:(303) 770-4207

    with copies to:

       UnitedGlobalCom, Inc.
        4643 South Ulster Street
        Suite 1300
        Denver, Colorado 80237
        Attention: General Counsel
        Fax: (303) 770-4207
     and to

       Holme Roberts & Owen LLP
        1700 Lincoln, Suite 4100
        Denver, Colorado 80203
        Attention: W. Dean Salter, Esq.
        Fax: (303) 866-0200

     (b)  If to the Liberty Parties, to:

       Liberty Media Corporation
        12300 Liberty Blvd.
        Englewood, Colorado 80112
        Attention: President
        Fax: (720) 875-5382

     with copies to:

       Liberty Media Corporation
        12300 Liberty Blvd.
        Englewood, Colorado 80112
        Attention: Elizabeth M. Markowski, Esq.
        Fax: (720) 875-5858

     and to

       Baker Botts LLP
        599 Lexington Avenue
        New York, New York 10022
        Attention: Robert W. Murray, Esq.
       Fax: (212) 705-5125

or to such other person or address or addresses as Liberty or United shall specify by notice in accordance with this Section 12. Liberty shall be responsible for distributing any notices it receives to the Liberty Parties, as necessary. All notices, requests, demands, waivers and communications shall be deemed to have been received on the date of delivery or on the first Business Day after delivery was guaranteed by a recognized delivery service, except that any change of address shall be effective only upon actual receipt. Written notice given by telecopy shall be deemed effective when confirmation is received by the sending party. Delivery shall be deemed to have been made to each Liberty Party on the date that delivery is made to Liberty at the address specified above (as it may be changed as provided herein).

SECTION 13. Entire Agreement. This Agreement, together with the other Transaction Agreements and the Merger Agreement, contains all the terms and conditions agreed upon by the parties hereto, and no other agreements (except to the extent referenced hereby), oral or otherwise, regarding the subject matter hereof shall have any effect unless in writing and executed by the parties after the date of this Agreement.

SECTION 14. Applicable Law, Jurisdiction; Waiver of Jury Trial. This Agreement shall be governed by Colorado law without regard to conflict of law rules. The parties hereby irrevocably submit to the jurisdiction of any Colorado State or United States Federal court sitting in Colorado, and only a State or Federal court sitting in Colorado will have any jurisdiction over any action or proceeding arising out of or relating to this Agreement or any agreement contemplated hereby, and the undersigned hereby irrevocably agree that all claims in respect of such action or proceeding shall be heard and determined in such a State or Federal court. The undersigned further waive any objection to venue in such State and any objection to any action or proceeding in such State on the basis of a non-convenient forum. Each party hereby IRREVOCABLY WAIVES ANY RIGHT TO A TRIAL BY JURY in any proceeding brought with respect to this Agreement or the transactions contemplated hereby.

SECTION 15. Headings. The headings in this Agreement are for convenience only and are not to be considered in interpreting this Agreement.

SECTION 16. Counterpart Execution. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original but all of which will constitute a single agreement.

SECTION 17. Parties in Interest. Nothing in this Agreement, express or implied, is intended to confer upon any Person other than the parties hereto, their Permitted Transferees, in the case of the Liberty Parties, and their permitted successors and assigns any benefits, rights or remedies. Except as contemplated by the definitions of "Liberty" and "Transfer" neither this Agreement nor the rights or obligations of any party may be assigned or delegated (other than, in the case of a Liberty Party, to a Permitted Transferee), by operation of law or otherwise without the prior written consent of Liberty and United.

SECTION 18. Severability. The invalidity or unenforceability of any provision of this Agreement in any application shall not affect the validity or enforceability of such provision in any other application or the validity or enforceability of any other provision.

SECTION 19. Waivers and Amendments. No waiver of any provision of this Agreement shall be deemed a further or continuing waiver of that provision or a waiver of any other provision of this Agreement. This Agreement may not be amended except in a writing signed by United and Liberty. The Board, by majority vote, may in it sole discretion waive any provision of this Agreement that imposes obligations on or restricts the rights of or actions by the Liberty Parties.

SECTION 20. Interpretation. As used herein, except as otherwise indicated herein or as the context may otherwise require, the words "include," "includes" and "including" are deemed to be followed by "without limitation" whether or not they are in fact followed by such words or words of like import; the words "hereof," "herein," "hereunder" and comparable terms refer to the entirety of this Agreement and not to any particular article, section or other subdivision hereof; any pronoun shall include the corresponding masculine, feminine and neuter forms; the singular includes the plural and vice versa; references to any agreement or other document are to such agreement or document as amended and supplemented from time to time; references to any statute or regulation are to it as amended and supplemented from time to time, and to any corresponding provisions of successor statutes or regulations; references to "Article," "Section" or another subdivision are to an article, section or subdivision hereof; and all references to "the date hereof," "the date of this Agreement" or similar terms (but excluding references to the date of execution hereof) refer to the date first above written, notwithstanding that the parties may have executed this Agreement on a later date. Any reference herein to a "day" or number of "days" (without the explicit qualification of "Business") shall be deemed to refer to a calendar day or number of calendar days. If any action or notice is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action or notice may be taken or given on the next succeeding Business Day.

SECTION 21. Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

Executed as of the date first set forth above.

                                          UNITEDGLOBALCOM, INC.,
                                          a Delaware corporation

                                          By:
                                            ------------------------------------
                                          Its:

                                          LIBERTY MEDIA CORPORATION,
                                          a Delaware corporation

                                          By:
                                            ------------------------------------
                                          Its:

                                          LIBERTY GLOBAL, INC.,
                                          a Delaware corporation

                                          By:
                                            ------------------------------------
                                          Its:

                    (Signature page to Standstill Agreement)

                                                                    EXHIBIT 7.11

                         REGISTRATION RIGHTS AGREEMENT

                                     AMONG

                           NEW UNITEDGLOBALCOM, INC.,

                           LIBERTY MEDIA CORPORATION

                                      AND

                              LIBERTY GLOBAL, INC.

                      Dated as of [               ], 2002

                               TABLE OF CONTENTS


ARTICLE I  DEFINITIONS.............................................   A-237
 1.1   Definitions.................................................   A-237
 1.2   Internal References.........................................   A-238
ARTICLE II  REGISTRATION RIGHTS....................................   A-238
 2.1   Demand Registration.........................................   A-238
 2.2   Piggyback Registration......................................   A-240
ARTICLE III  REGISTRATION PROCEDURES...............................   A-241
 3.1   Filings; Information........................................   A-241
 3.2   Registration Expenses.......................................   A-244
ARTICLE IV  INDEMNIFICATION AND CONTRIBUTION.......................   A-244
 4.1   Indemnification by the Company..............................   A-244
 4.2   Indemnification by Selling Holders..........................   A-244
 4.3   Conduct of Indemnification Proceedings......................   A-245
 4.4   Contribution................................................   A-245
ARTICLE V  MISCELLANEOUS...........................................   A-246
 5.1   Participation in Underwritten Registrations.................   A-246
 5.2   Rule 144....................................................   A-246
 5.3   Holdback Agreements.........................................   A-246
 5.4   Termination.................................................   A-247
 5.5   Amendments, Waivers, Etc....................................   A-247
 5.6   Counterparts................................................   A-247
 5.7   Entire Agreement............................................   A-247
 5.8   Governing Law...............................................   A-247
 5.9   Assignment of Registration Rights...........................   A-247
5.10   Notices.....................................................   A-247
5.11   Interpretation..............................................   A-248

                         REGISTRATION RIGHTS AGREEMENT

This REGISTRATION RIGHTS AGREEMENT (this "Agreement"), is entered into as of
[               ], 2002, by and among New UnitedGlobalCom, Inc., a Delaware corporation (the "Company"), Liberty Media Corporation, a Delaware corporation ("Liberty Media"), and Liberty Global, Inc. a Delaware corporation ("Liberty Global").

The Company, UnitedGlobalCom, Inc., a Delaware corporation ("United"), United/New United Merger Sub, Inc., a Delaware corporation ("MergerSub"), Liberty Global, Liberty Media International, Inc., a Delaware corporation ("LMINT"), Liberty Media and certain stockholders of United (the "Founders") are parties to an Agreement and Plan of Reorganization and Merger, dated as of December 3, 2001 (the "Merger Agreement"), pursuant to which the parties thereto will effect a transaction in which, among other things, (a) the Founders and Liberty Global will contribute or cause to be contributed all of the shares of Class B Common Stock, par value $0.01 per share, of United held by them and Liberty Media will contribute or cause to be contributed certain shares of Class A Common Stock, par value $0.01 per share, of United held, directly or indirectly, by it to the Company in exchange for an equal number of shares of the Company's Class B Common Stock, par value $0.01 per share ("Class B Stock") (in the case of the Founders), or Class C Common Stock, par value $0.01 per share ("Class C Stock") (in the case of Liberty Global), (b) the Company will acquire United by means of a merger of Merger Sub with and into United, and (c) Liberty Media will contribute, or cause to be contributed, cash and certain debt securities to the Company in exchange for additional shares of Class C Stock; and

WHEREAS, it is a condition precedent to the closing of the transactions contemplated by the Merger Agreement that the parties hereto execute and deliver this Agreement;

NOW THEREFORE, in consideration of the premises, mutual promises and covenants contained in this Agreement and intending to be legally bound, the parties hereto hereby agree as follows:

                                   ARTICLE I

                                  DEFINITIONS

1.1  DEFINITIONS

Terms defined in the Merger Agreement are used herein as therein defined except as otherwise indicated below. In addition, the following terms, as used herein, have the following meanings:

"Class A Stock" means the Company's Class A Common Stock, par value $0.01 per share.

"Class B Stock" has the meaning set forth in the recitals hereof.

"Class C Stock" has the meaning set forth in the recitals hereof.

"Demand Registration" means a registration under the Securities Act requested in accordance with Section 2.1.

"Initial Amount" means the number of shares of Class A Stock beneficially owned (within the meaning of Rule 13d-3 promulgated under the Exchange Act) by the Liberty Holders, calculated without giving effect to any conditions to the conversion of any securities of the Company, immediately following the Closing (as adjusted for stock splits, reverse splits, stock dividends, reclassifications, recapitalizations and similar events affecting the Class A Stock).

"Liberty Holders" means each of Liberty Media, Liberty Global, their respective Affiliates and any direct or indirect transferee of any Registrable Securities held by any of such Persons.

"Liberty Media" means Liberty Media Corporation, a Delaware corporation.

"Piggyback Registration" has the meaning set forth in Section 2.2.

"Registrable Securities" means all securities of the Company or of any successor to the Company (by reason of merger, share exchange, sale of all or substantially all the assets of the Company or otherwise) now owned or hereafter acquired by any Liberty Holder. As to any particular Registrable Securities, such securities shall cease to be Registrable Securities when (i) such securities shall have been transferred or disposed of pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, new certificates therefor not bearing a legend restricting further transfer shall have been delivered by the Company and the subsequent transfer or disposition of such securities shall not require their registration or qualification under the Securities Act or any similar state law then in force or (ii) such securities shall have ceased to be outstanding.

"Requesting Holders" means the Liberty Holders requesting a Demand Registration and shall include Liberty Holders deemed "Requesting Holders" pursuant to
Section 2.1(c).

"Rule 144" means Rule 144 (or any successor rule of similar effect) promulgated under the Securities Act.

"Selling Holder" means any Liberty Holder that is selling Registrable Securities pursuant to a public offering registered hereunder.

"Shelf Registration" means a registration of shares to be sold on a continuous or delayed basis pursuant to Rule 415 under the Securities Act (or any successor provision thereto).

"Underwriter" means a securities dealer that purchases any Registrable Securities as principal and not as part of such dealer's market-making activities.

1.2  INTERNAL REFERENCES

Unless the context indicates otherwise, references to Articles, Sections and paragraphs shall refer to the corresponding articles, sections and paragraphs in this Agreement, and references to the parties shall mean the parties to this Agreement.

                                   ARTICLE II

                              REGISTRATION RIGHTS

2.1  DEMAND REGISTRATION

(a) Liberty Media or its designee, on behalf of the Liberty Holders, shall be entitled to make written requests from time to time for Demand Registration of all or any part of the Registrable Securities held by the Liberty Holders, provided that each such Demand Registration must be in respect of Registrable Securities representing not less than the lower of (A) 10% of the Initial Amount or, with respect to Registrable Securities other than shares of Class A Stock, a number of such other securities having a fair market value (based on the average of the closing prices of such securities on the principal stock exchange or interdealer quotation system on which such securities are traded for the five consecutive trading days immediately preceding the date of the written request for such Demand Registration or, if such securities are not publicly traded, as determined in good faith by the Company's Board of Directors) equal to at least 10% of the product of (x) the Initial Amount, multiplied by (y) the average of the closing prices of the Class A Stock on the principal stock exchange or interdealer quotation system on which the Class A Stock is traded for the same five trading day period or (B) all of the Registrable Securities held by the Liberty Holders. Notwithstanding the foregoing, the Company shall not be obligated to effect more than a total of five (5) Demand Registrations and Liberty Media and any designee of Liberty Media may make no more than two requests for a Demand Registration in any 12-month period.

(b) Any request for a Demand Registration will specify the aggregate number and kind of Registrable Securities proposed to be sold and will also specify the intended method of disposition thereof. A registration will not count as a Demand Registration until it has become effective and at least 90% of the Registrable Securities requested to be included in such Demand Registration have been registered and sold.

(c) Upon receipt of any request for a Demand Registration by Liberty Media or its designee, the Company shall promptly (but in any event within ten days) give written notice of such proposed Demand Registration to each of the Liberty Holders that, according to the stock transfer book of the Company, holds Registrable Securities, and all such Liberty Holders (including their respective direct or indirect transferees) shall have the right, exercisable by written notice to the Company within 20 days of their receipt of the Company's notice, to elect to include in such Demand Registration such portion of their Registrable Securities as they may request. All such Persons requesting to have their Registrable Securities included in a Demand Registration in accordance with the preceding sentence shall be deemed to be "Requesting Holders" for purposes of this Section 2.1.

(d) If Liberty Media or its designee so elects, the offering of such Registrable Securities pursuant to such Demand Registration shall be in the form of a "firm commitment" underwritten offering. The Company shall have the right to select the Underwriters to be used in connection with any offering under this
Section 2.1, provided that such Underwriters, including the managing Underwriters, shall be reasonably satisfactory to the Requesting Holders that hold a majority of the Registrable Securities requested to be included in such Demand Registration. Any request for Demand Registration may specify that Registrable Securities are to be sold pursuant to a Shelf Registration.

(e) The Company will have the right to preempt any Demand Registration with a primary registration by giving written notice, within ten Business Days after the request for such Demand Registration was given, of such intention to Liberty Media indicating that the Company has identified a specific business need and use for the proceeds of the sale of such securities and had contemplated such sale of securities prior to the date such written request was given, and the Company shall use commercially reasonable efforts to effect a primary registration within 90 days of such notice. In the ensuing primary registration, the Liberty Holders will have the Piggyback Registration rights set forth in
Section 2.2 hereof. If the Company thereafter decides to abandon its intention to pursue such sale of securities, it shall give notice thereof to Liberty Media within two Business Days following the Company's decision. The Company may exercise the right to preempt a Demand Registration only once in each 360-day period; provided, that during each 360-day period the Company shall use its reasonable best efforts to permit a period of at least 180 consecutive days during which the Liberty Holders may effect a Demand Registration.

(f) If a Demand Registration involves an underwritten offering and the managing Underwriter(s) advise the Company and the Requesting Holders in writing that, in its opinion, the number of securities requested to be included in such registration (including securities of the Company that are not Registrable Securities) exceeds the number that can be sold in such offering without adversely affecting the price of the offering, the Company will include in such registration the Registrable Securities requested to be included in such registration. If the number of Registrable Securities requested to be included in such registration exceeds the number that, in the opinion of such managing underwriter, can be sold in such offering, the number of such Registrable Securities to be included in such Demand Registration shall be allocated pro rata among all Requesting Holders on the basis of the relative number of Registrable Securities then held by each such Requesting Holder (provided that the number of Registrable Securities thereby allocated to any Requesting Holder for inclusion in such Demand Registration that exceeds such Requesting Holder's request shall be reallocated among the remaining Requesting Holders in like manner) or in such other manner as the Requesting Holders may agree. If the number of Registrable Securities requested to be included in such Demand Registration is less than the number that, in the opinion of the managing Underwriter(s), can be sold in such offering without adversely affecting the price of the offering, the Company may include in such registration the securities the Company proposes to sell up to the number of securities that, in the opinion of the managing Underwriter(s), can be so sold in such offering. If the number of Registrable Securities requested to be included in such Demand Registration plus the number of securities proposed to be included in such Demand Registration by the Company is less than the number that, in the opinion of the managing Underwriter(s), can be sold in such offering without adversely affecting the price of the offering, the securities requested to be included in such Demand Registration by other Persons whose requests have been approved by the Company may be included in such Demand Registration up to the number of securities that, in the opinion of the managing Underwriter(s), can be so sold. If any Registrable Securities requested to be registered pursuant to a Demand Registration under this Section 2.1 are excluded from registration hereunder, then the Liberty Holder(s) having Registrable Securities excluded shall have the right to withdraw all, or any part, of their Registrable Securities from such registration prior to its effectiveness.

2.2  PIGGYBACK REGISTRATION

(a) If the Company proposes to file a registration statement under the Securities Act with respect to an offering of securities for the account of any Person other than a Liberty Holder or for its own account (other than a registration statement on Form S-4 or S-8 (or any substitute form that may be adopted by the Commission)), the Company shall give written notice of such proposed filing to the Liberty Holders as soon as reasonably practicable (but in no event less than 15 days before the anticipated filing date), undertaking to provide each Liberty Holder the opportunity to register on the same terms and conditions such number of Registrable Securities as such Liberty Holder may request (a "Piggyback Registration"). Each Liberty Holder will have five Business Days after any such notice is given to notify the Company as to whether it wishes to participate in a Piggyback Registration (which notice shall not be deemed to be a request for a Demand Registration); provided that should a Liberty Holder fail to provide timely notice to the Company, such Holder will forfeit any rights to participate in the Piggyback Registration with respect to such proposed offering. If the registration statement is filed on behalf of a Person other than the Company, the Company will use its best efforts to have the amount of Registrable Securities that the Liberty Holders wish to sell included in the registration statement. If the Company or the Person for whose account such offering is being made shall determine in its sole discretion not to register or to delay the proposed offering, the Company may, at its election, provide written notice of such determination to the Liberty Holders and (i) in the case of a determination not to effect the proposed offering, shall thereupon be relieved of the obligation to register such Registrable Securities in connection therewith, and (ii) in the case of a determination to delay a proposed offering, shall thereupon be permitted to delay registering such Registrable Securities for the same period as the delay in respect of the proposed offering. If the Piggyback Registration involves an underwritten public offering, any Liberty Holder that requested that Registrable Securities be included therein may elect, by written notice given to the Company prior to the effective date of the registration statement therefor, not to register such Registrable Securities in connection with such Piggyback Registration. As between the Company and the Selling Holders, the Company shall be entitled to select the Underwriters in connection with any Piggyback Registration.

(b) If a Piggyback Registration involves an underwritten offering and the managing Underwriter(s) advise the Company in writing that, in its opinion, the amount of securities requested to be included in such registration by all selling securityholders and the Company, if applicable, exceeds the amount which can be sold in such offering without adversely affecting the price of such offering, then the Company will include in such Piggyback Registration (A) if such Piggyback Registration relates to a primary offering initiated by the Company, (i) first, the securities proposed to be sold by the Company, (ii) second, to the extent the number of securities proposed to be included in such Piggyback Registration by the Company is less than the number of securities which the Company has been advised by the managing Underwriter(s) can be sold in such offering without having the adverse effect referred to above, the Registrable Securities requested to be included in such Piggyback Registration by the Liberty Holders (provided that if the number of such Registrable Securities, in combination with the number of securities proposed to be included in such Piggyback Registration by the Company, exceeds the number which the Company has been advised can be sold in such offering without having the adverse effect referred to above, the number of such Registrable Securities included in such Piggyback Registration shall be allocated pro rata among all such Liberty Holders on the basis of the relative number of Registrable Securities that each of the Liberty Holders has requested to be included in such Piggy Registration or in such other manner as such Liberty Holders may agree); and (B) if such Piggyback Registration relates to a secondary offering initiated by any Person other than a Liberty Holder, (i) first, the securities requested to be included in such registration by such other Person (to the extent that the number of such securities does not exceed the number of securities which the Company has been advised by the managing Underwriter(s) can be sold in such offering without having the adverse effect described above), (ii) second, to the extent the number of securities requested to be included in such registration by such other Person is less than the number of securities which the Company has been advised by the managing Underwriter(s) can be sold in such offering without having the adverse effect referred to above, the Registrable Securities requested to be included in such Piggyback Registration by the Liberty Holders (provided that if the number of such Registrable Securities, in combination with the securities of such other Person to be included in such Piggyback Registration, exceeds the number which the Company has been advised by the managing Underwriter(s) can be sold in such offering without having the adverse effect referred to above, the number of such Registrable Securities of the Liberty Holders included in such Piggyback Registration shall be allocated pro rata among all such Liberty Holders on the basis of the relative number of Registrable Securities each such Liberty Holder has requested to be included in such Piggyback Registration or in such other manner as such Liberty Holders may agree) and (iii) third, to the extent the sum of the number of securities requested to be included in such Piggyback Registration by such other Person plus the number of Registrable Securities proposed to be included in such Piggyback Registration by the Liberty Holders is less than the number of securities which the Company has been advised by the managing Underwriter(s) can be sold in such offering without having the adverse effect referred to above, the securities proposed to be sold by the Company (to the extent that the number of such securities does not exceed, in combination with the securities of such other Person and the Liberty Holders to be included in such Piggyback Registration, the number of securities which the Company has been advised by the managing Underwriter(s) can be sold in such offering without having the adverse effect described above). If as a result of the provisions of this Section 2.2(b) any Liberty Holder is not entitled to include all Registrable Securities in a Piggyback Registration that such Liberty Holder has requested to be so included, such Liberty Holder may withdraw such Liberty Holder's request to include Registrable Securities in such Piggyback Registration prior to its effectiveness.

(c) The Company shall not grant any piggyback registration or similar rights to any Person that would provide such Person with piggyback registration or similar rights that are senior to or pari passu with the rights granted to the Liberty Holders hereunder.

                                  ARTICLE III

                            REGISTRATION PROCEDURES

3.1  FILINGS; INFORMATION

In connection with the registration and offering of Registrable Securities pursuant to Sections 2.1 and 2.2 hereof, the Company will use its reasonable best efforts to effect the registration and offering of such Registrable Securities as promptly as is reasonably practicable, and in connection with any such request:

     (a) The Company will expeditiously prepare and file with the Commission a registration statement on any form for which the Company then qualifies and that counsel for the Company shall deem appropriate and available for the sale of the Registrable Securities to be registered thereunder in accordance with the intended method of distribution thereof, and use its reasonable best efforts to cause such filed registration statement to become and remain effective for such period, not to exceed 180 days (or two years, in the case of a Shelf Registration), as may be reasonably necessary to effect the sale of the Registrable Securities registered thereunder; provided that if the Company shall furnish to the Selling Holders a certificate signed by the Company's Chairman, President or any Executive Vice-President or Vice-President stating that the Company's Board of Directors has determined in good faith that it would be detrimental or otherwise disadvantageous to the Company or its stockholders for such a registration statement to be filed as expeditiously as possible or for Registrable Securities to be offered pursuant to an effective Shelf Registration, because the disclosure of information in any related prospectus or prospectus supplement would materially interfere with any acquisition, financing or other material event or transaction which is then intended and the public disclosure of which at the time would be materially prejudicial to the Company, the Company may postpone the filing or effectiveness of a registration statement or any offering of Registrable Securities pursuant to an effective Shelf Registration for a period of not more than 90 days; provided that during each 360-day period the Company shall use its reasonable best efforts to permit a period of at least 180 consecutive days during which the Company will effect the registration of Registrable Securities or any offering of Registrable Securities pursuant to an effective Shelf Registration in accordance with this Agreement; and provided, further, that if (i) the effective date of any registration statement filed pursuant to a Demand Registration would otherwise be at least 45 calendar days, but fewer than 90 calendar days, after the end of the Company's fiscal year, and (ii) the Securities Act requires the Company to include audited financials as of the end of such fiscal year, the Company may delay the effectiveness of such registration statement for such period as is reasonably necessary to include therein its audited financial statements for such fiscal year.

     (b) The Company will, if requested, prior to filing such registration statement or any amendment or supplement thereto, furnish to the Selling Holders, and each applicable managing Underwriter, if any, copies thereof, and thereafter furnish to the Selling Holders and each such Underwriter, if any, such number of copies of such registration statement, amendment and supplement thereto (in each case including all exhibits thereto and documents incorporated by reference therein) and the prospectus included in such registration statement (including each preliminary prospectus) as the Selling Holders or each such Underwriter may reasonably request in order to facilitate the sale of the Registrable Securities by the Selling Holders.

     (c) After the filing of the registration statement, the Company will promptly notify the Selling Holders of any stop order issued or, to the Company's knowledge, threatened to be issued by the Commission and take all reasonable actions required to prevent the entry of such stop order or to remove it if entered.

     (d) The Company will use its commercially reasonable efforts to qualify the Registrable Securities for offer and sale under such other securities or blue sky laws of the appropriate jurisdictions in the United States; keep each such registration or qualification (or exemption therefrom) effective during the period in which such registration statement is required to be kept effective; and do any and all other acts and things which may be reasonably necessary or advisable to enable each Selling Holder to consummate the disposition of the Registrable Securities owned by such Selling Holder in such jurisdictions; provided that the Company will not be required to (i) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this paragraph 3.1(d), (ii) subject itself to taxation in any such jurisdiction or (iii) consent to general service of process in any such jurisdiction.

     (e) The Company will as promptly as is practicable notify the Selling Holders, at any time when a prospectus relating to the sale of the Registrable Securities is required by law to be delivered in connection with sales by an Underwriter or dealer, of the occurrence of any event requiring the preparation of a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading and promptly make available to the Selling Holders and to the Underwriters any such supplement or amendment. Upon receipt of any notice of the occurrence of any event of the kind described in the preceding sentence, Selling Holders will forthwith discontinue the offer and sale of Registrable Securities pursuant to the registration statement covering such Registrable Securities until receipt by the Selling Holders and the Underwriters of the copies of such supplemented or amended prospectus and, if so directed by the Company, the Selling Holders will deliver to the Company all copies, other than permanent file copies then in the possession of Selling Holders, of the most recent prospectus covering such Registrable Securities at the time of receipt of such notice. If the Company shall give such notice, the Company shall extend the period during which such registration statement shall be maintained effective as provided in Section 3.1(a) hereof by the number of days during the period from and including the date of the giving of such notice to the date when the Company shall make available to the Selling Holders such supplemented or amended prospectus.

     (f) The Company will enter into customary agreements (including an underwriting agreement in customary form) and take such other actions (including, without limitation, participation in road shows and investor conference calls) as are required in order to expedite or facilitate the sale of such Registrable Securities.

     (g) At the request of any Underwriter in connection with an underwritten offering the Company will furnish (i) an opinion of counsel, addressed to the Underwriters, covering such customary matters as the managing Underwriter may reasonably request and (ii) a comfort letter or comfort letters from the Company's independent public accountants covering such customary matters as the managing Underwriter may reasonably request.

     (h) If requested by the managing Underwriter or any Selling Holder, the Company shall promptly incorporate in a prospectus supplement or post-effective amendment such information concerning the Underwriters or Selling Holders as the managing Underwriter or any Selling Holder reasonably requests to be included therein, including without limitation, with respect to the Registrable Securities being sold by such Selling Holder, the purchase price being paid therefor by the Underwriters and with respect to any other terms of the underwritten offering of the Registrable Securities to be sold in such offering, and promptly make all required filings of such prospectus supplement or post effective amendment.

     (i) The Company shall promptly make available for inspection by any Selling Holder or Underwriter participating in any disposition pursuant to any registration statement, and any attorney, accountant or other agent or representative retained by any such Selling Holder or Underwriter (collectively, the "Inspectors"), all financial and other records, pertinent corporate documents and properties of the Company (collectively, the "Records"), as shall be reasonably necessary to enable them to exercise their due diligence responsibility, and cause the Company's officers, directors and employees to supply all information requested by any such Inspector in connection with such registration statement; provided, however, that unless the disclosure of such Records is necessary to avoid or correct a misstatement or omission in the registration statement or the release of such Records is ordered pursuant to a subpoena or other order from a court of competent jurisdiction, the Company shall not be required to provide any information under this subparagraph (i) if (A) the Company believes, after consultation with counsel for the Company, that to do so would cause the Company to forfeit an attorney-client privilege that was applicable to such information or (B) if either (1) the Company has requested and been granted from the Commission confidential treatment of such information contained in any filing with the Commission or documents provided supplementally or otherwise or (2) the Company reasonably determines in good faith that such Records are confidential and so notifies the Inspectors in writing, unless prior to furnishing any such information with respect to (A) or (B) such Holder of Registrable Securities requesting such information agrees to enter into a confidentiality agreement in customary form and subject to customary exceptions; provided further, however, that each Holder of Registrable Securities agrees that it will, upon learning that disclosure of such Records is sought in a court of competent jurisdiction, give notice to the Company and allow the Company, at its expense, to undertake appropriate action to prevent disclosure of the Records deemed confidential.

     (j) The Company shall cause the Registrable Securities included in any registration statement to be (i) listed on each securities exchange, if any, on which similar securities issued by the Company are then listed, or
     (ii) authorized to be quoted and/or listed (to the extent applicable) on the Nasdaq National Market if the Registrable Securities so qualify.

     (k) The Company shall provide a CUSIP number (if one has not already been provided) for the Registrable Securities included in any registration statement not later than the effective date of such registration statement.

     (l) The Company shall cooperate with each Selling Holder and each Underwriter participating in the disposition of such Registrable Securities and their respective counsel in connection with any filings required to be made with the National Association of Securities Dealers, Inc.

     (m) The Company shall during the period when the prospectus is required to be delivered under the Securities Act, promptly file all documents required to be filed with the Commission pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act.

     (n) The Company will make generally available to its security holders, as soon as reasonably practicable, an earnings statement covering a period of 12 months, beginning within three months after the effective date of the registration statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act and the rules and regulations of the Commission thereunder.

The Company may require Selling Holders promptly to furnish in writing to the Company such information regarding such Selling Holders, the plan of distribution of the Registrable Securities and other information as the Company may from time to time reasonably request or as may be legally required in connection with such registration.

3.2  REGISTRATION EXPENSES

In connection with any registration effected hereunder, the Company shall pay all expenses incurred in connection with such registration (the "Registration Expenses") including the following: (i) registration and filing fees with the Commission and the National Association of Securities Dealers, Inc., (ii) fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of counsel in connection with blue sky qualifications of the Registrable Securities), (iii) printing expenses, (iv) fees and expenses incurred in connection with the listing or quotation of the Registrable Securities, (v) fees and expenses of counsel to the Company and the reasonable fees and expenses of independent certified public accountants for the Company (including fees and expenses associated with the special audits or the delivery of comfort letters), (vi) the reasonable fees and expenses of any additional experts retained by the Company in connection with such registration,
(vii) all roadshow costs and expenses not paid by the Underwriters and (viii) the reasonable fees and expenses of counsel for the Selling Holders. The Company shall not be responsible for any underwriting discounts, selling commissions or stock transfer taxes applicable to the sale of Registrable Securities.

                                   ARTICLE IV

                        INDEMNIFICATION AND CONTRIBUTION

4.1  INDEMNIFICATION BY THE COMPANY

The Company agrees to indemnify and hold harmless each Selling Holder and its Affiliates and their respective officers, directors, partners, stockholders, members, employees, agents and representatives and each Person (if any) that controls a Selling Holder within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act, from and against any and all losses, claims, damages, liabilities, costs and expenses (including reasonable attorneys' fees) caused by, arising out of, resulting from or related to any untrue statement or alleged untrue statement of a material fact contained or incorporated by reference in any registration statement or prospectus relating to the Registrable Securities (as amended or supplemented if the Company shall have furnished any amendments or supplements thereto) or any preliminary prospectus, or caused by any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as such losses, claims, damages or liabilities are caused by or based upon any information furnished in writing to the Company by or on behalf of such Selling Holder expressly for use therein or by the Selling Holder's failure to deliver a copy of the final prospectus after the Company has furnished the Selling Holder with copies of the same and such final prospectus corrected errors or omissions in a preliminary prospectus that are the basis of such losses, claims, damages or liabilities. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of any Selling Holder or its Affiliates and shall survive the transfer of the Registrable Securities by such Selling Holder.

4.2  INDEMNIFICATION BY SELLING HOLDERS

Each Selling Holder agrees to indemnify and hold harmless the Company, its officers and directors, and each Person, if any, that controls the Company within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act to the same extent as the foregoing indemnity from the Company to each

Selling Holder, but only with reference to information furnished in writing by or on behalf of such Selling Holder expressly for use in any registration statement or prospectus relating to the Registrable Securities, or any amendment or supplement thereto, or any preliminary prospectus. Each such Selling Holder's liability under this Section 4.2 shall be limited to an amount equal to the net proceeds (after deducting the underwriting discount and expenses) received by such Selling Holder from the sale of such Registrable Securities by such Selling Holder. The obligation of each Selling Holder shall be several and not joint.

4.3  CONDUCT OF INDEMNIFICATION PROCEEDINGS

In case any proceeding (including any governmental investigation) shall be instituted involving any Person in respect of which indemnity may be sought pursuant to Section 4.1 or Section 4.2, such Person (the "Indemnified Party") shall promptly so notify the Person against whom such indemnity may be sought (the "Indemnifying Party") in writing; provided that the failure of the Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under this Article IV with respect to such proceeding except to the extent that the Indemnifying Party is actually and materially prejudiced by such failure to give notice. The Indemnifying Party shall be entitled to participate in such proceeding and, subject to the following sentence, assume the defense thereof with counsel retained by the Indemnifying Party (the fees and expenses of which counsel shall be paid by the Indemnifying Party) provided that such counsel is reasonably satisfactory to the Indemnified Party. In any such proceeding, any Indemnified Party shall have the right to retain its own counsel, but, after notice from the Indemnifying Party of its election to assume the defense of such proceeding and of its retention of counsel reasonably satisfactory to the Indemnified Party whose representation of the Indemnified Party would not present such counsel with a conflict of interest, the Indemnifying Party shall not be liable for the fees and expenses of separate counsel retained by the Indemnified Party subsequently incurred in connection with the defense of such proceeding (other than reasonable costs of investigation), unless (i) the Indemnifying Party and the Indemnified Party shall have mutually agreed to the retention of such separate counsel or (ii) the named parties to or targets of any such proceeding (including any impleaded parties) include both the Indemnified Party and the Indemnifying Party and the Indemnified Party shall have reasonably concluded that there may be legal defenses available to it which are different from or additional to those available to the Indemnifying Party (in which case the Indemnifying Party shall not be entitled to assume the defense of such proceeding on the Indemnified Party's behalf). It is understood that the Indemnifying Party shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the fees and expenses of more than one separate firm of attorneys (in addition to any local counsel) at any time for all such Indemnified Parties, and that all such fees and expenses shall be reimbursed as they are incurred. In the case of any such separate firm for the Indemnified Parties, such firm shall be designated in writing by the Indemnified Parties. The Indemnifying Party shall not be liable for any settlement of any proceeding effected without its written consent, but if settled with such consent (not to be unreasonably withheld), or if there be a final judgment for the plaintiff, the Indemnifying Party shall indemnify and hold harmless such Indemnified Parties from and against any loss or liability (to the extent stated above) by reason of such settlement or judgment. No Indemnifying Party will consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to the Indemnified Party of a release from all liability in respect of such claim or proceeding.

4.4  CONTRIBUTION

If the indemnification provided for in this Article IV is unavailable to an Indemnified Party in respect of any losses, claims, damages or liabilities in respect of which indemnity is to be provided hereunder, then each such Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall to the fullest extent permitted by law contribute to the amount paid or payable by such Indemnified Party as a result of such losses, claims, damages or liabilities in such proportion as is appropriate to reflect the relative fault of such party in connection with the statements or omissions that resulted in such losses, claims, damages or liabilities, as well as any other relevant equitable considerations. The relative fault of the Company and a Selling Holder shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by such party and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

The Company and each Selling Holder agree that it would not be just and equitable if contribution pursuant to this Section 4.4 were determined by pro rata allocation or by any other method of allocation that does not take account of the equitable considerations referred to in the immediately preceding paragraph. The amount paid or payable by an Indemnified Party as a result of the losses, claims, damages or liabilities referred to in the immediately preceding paragraph shall be deemed to include, subject to the limitations set forth above, any legal or other expenses reasonably incurred by such Indemnified Party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Article IV, no Selling Holder shall be required to contribute any amount in excess of the amount by which the net proceeds of the offering (after deducting the underwriting discount and expenses) received by such Selling Holder exceeds the amount of any damages which such Selling Holder has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation.

                                   ARTICLE V

                                 MISCELLANEOUS

5.1  PARTICIPATION IN UNDERWRITTEN REGISTRATIONS

No Person may participate in any underwritten registered offering contemplated hereunder unless such Person (a) agrees to sell its securities on the basis provided in any underwriting arrangements approved by the Persons entitled hereunder to approve such arrangements, (b) completes and executes all questionnaires, powers of attorney, custody arrangements, indemnities, underwriting agreements and other documents reasonably required under the terms of such underwriting arrangements and this Agreement and (c) furnishes in writing to the Company such information regarding such Person, the plan of distribution of the Registrable Securities and other information as the Company may from time to time request or as may be legally required in connection with such registration; provided, however, that no such Person shall be required to make any representations or warranties in connection with any such registration other than representations and warranties as to (i) such Person's ownership of his or its Registrable Securities to be sold or transferred free and clear of all liens, claims and encumbrances, (ii) such Person's power and authority to effect such transfer and (iii) such matters pertaining to compliance with securities laws as may be reasonably requested; provided further, however, that the obligation of such Person to indemnify pursuant to any such underwriting agreements shall be several, not joint and several, among such Persons selling Registrable Securities, and the liability of each such Person will be in proportion to, and provided further that such liability will be limited to, the net amount received by such Person from the sale of such Person's Registrable Securities pursuant to such registration.

5.2  RULE 144

The Company covenants that it will file any reports required to be filed by it under the Securities Act and the Exchange Act and that it will take such further action as the Liberty Holders may reasonably request to the extent required from time to time to enable the Liberty Holders to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 under the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission. Upon the request of any Liberty Holder, the Company will deliver to such Liberty Holder a written statement as to whether it has complied with such reporting requirements.

5.3  HOLDBACK AGREEMENTS

For so long as the Liberty Holders own 10% or more of any class of capital stock of the Company, subject to their rights pursuant to Sections 2.1 and 2.2 hereof, each Liberty Holder and the Company agrees that if requested by the managing Underwriters in an underwritten public offering of equity securities of the Company (including debt securities convertible or exchangeable for such equity securities), whether for the account of the Company or another Person, it will not effect any public offer to sell, sale or distribution, including pursuant to Rule 144 under the Securities Act, of any equity security of the Company (or any such convertible or exchangeable debt security), in each case other than as part of such underwritten public offering and subject to other customary exceptions, during the seven days prior to, and during the 180-day period (or such lesser period as the managing Underwriters may require) beginning on the effective date of the registration statement for such underwritten offering (or, in the case of an offering pursuant to a Shelf Registration, the pricing date for such underwritten offering), provided that in connection with such underwritten offering each officer and director of the Company and each Founder is subject to restrictions identical to those imposed on the Liberty Holders.

5.4  TERMINATION

The registration rights granted under this Agreement will terminate at such time as there shall no longer be any Registrable Securities.

5.5  AMENDMENTS, WAIVERS, ETC.

This Agreement may not be amended, waived or otherwise modified or terminated except by an instrument in writing signed by the Company and the holders of at least 50% of the Registrable Securities then held by all the Liberty Holders.

5.6  COUNTERPARTS

This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement. Each party need not sign the same counterpart.

5.7  ENTIRE AGREEMENT

This Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

5.8  GOVERNING LAW

This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of Colorado regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.

5.9  ASSIGNMENT OF REGISTRATION RIGHTS

Each Liberty Holder may assign all or any part of its rights under this Agreement to any Person to whom such Liberty Holder sells, transfers, assigns or pledges Registrable Securities. If a Liberty Holder shall assign its rights pursuant to this Agreement in connection with the transfer of less than all its Registrable Securities, such Liberty Holder shall also retain its rights with respect to its remaining Registrable Securities.

5.10  NOTICES

All notices, demands, requests, consents, approvals or other communications (collectively, "Notices") required or permitted to be given hereunder or that are given with respect to this Agreement shall be in writing and shall be delivered personally, telecopied (if receipt thereof is confirmed to the Person to whom sent), sent by nationally recognized overnight delivery service with charges prepaid or mailed by registered or certified mail with charges prepaid (if return receipt is requested), addressed (a) as set forth below, (b) to such other address as a party shall have specified most recently by written notice to other parties or (c) in the case of Notice to a Liberty Holder for whom an address has not been provided pursuant to this Section 5.10, to the address of such Liberty Holder as shown on the stock transfer books of the Company on the date of such

Notice. Notice shall be deemed given on the date of transmission if transmitted by facsimile (with oral confirmation of receipt). Notice otherwise sent as provided herein shall be deemed given when actually delivered (or when delivery is refused) by hand, by certified mail or by overnight courier service.

     To the Company:

       UnitedGlobalCom, Inc.
        4643 South Ulster Street, Suite 1300
        Denver, Colorado 80237
        Attn: General Counsel
        Telephone: (303) 770-4001
        Fax: (303) 220-3117

     with a copy to:

       Holme Roberts & Owen LLP
        1700 Lincoln Street
        Suite 4100
        Denver, Colorado 80237
        Attn: Dean Salter
        Telephone: (303) 861-7000
        Fax: (303) 861-0200

     To Liberty Media or Liberty:

       Liberty Media Corporation
        12300 Liberty Boulevard
        Englewood, Colorado 80112
        Attn: General Counsel
        Telephone:(720) 875-5400
        Fax: (720) 875-5268

     with a copy to:

       Baker Botts L.L.P.
        599 Lexington Avenue
        New York, New York 10022
        Attn: Robert W. Murray
        Telephone: (212) 705-5000
        Fax: (212) 705-5125

     and

       Sherman & Howard
        633 17th Street, suite 3000
        Denver, Colorado 80202
        Attn: Amy L. Hirter
        Telephone: (303) 297-2900
        Fax: (303) 298-0940

5.11  INTERPRETATION

As used herein, except as otherwise indicated herein or as the context may otherwise require, the words "include," "includes" and "including" are deemed to be followed by "without limitation" whether or not they are in fact followed by such words or words of like import; the words "hereof," "herein," "hereunder" and comparable terms refer to the entirety hereof and not to any particular article, section or other subdivision hereof or attachment hereto; any pronoun shall include the corresponding masculine, feminine and neuter forms; the singular includes the plural and vice versa; references to any agreement or other document are to such agreement or document as amended and supplemented from time to time; references to any statute or regulation are to it as amended and supplemented from time to time, and to any corresponding provisions of successor statutes or regulations; references to "Article," "Section" or another subdivision are to an article, section or subdivision hereof; and all references to "the date hereof," "the date of this Agreement" or similar terms (but excluding references to the date of execution hereof) refer to the date first above written, notwithstanding that the parties may have executed this Agreement on a later date. Any reference herein to a "day" or number of "days" (without the explicit qualification of "Business") shall be deemed to refer to a calendar day or number of calendar days. If any action or notice is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action or notice may be taken or given on the next succeeding Business Day.

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be signed on its behalf by its officer thereunto duly authorized as of the date first written above.

                                          NEW UNITEDGLOBALCOM, INC.

                                          By:
                                            ------------------------------------
                                            Name:
                                            Title:

                                          LIBERTY MEDIA CORPORATION

                                          By:
                                            ------------------------------------
                                            Name:
                                            Title:

                                                                 EXHIBIT 7.12(a)

                               EXCHANGE AGREEMENT

This Exchange Agreement (this "Agreement") dated as of                , 2002, is
entered into among New UnitedGlobalCom, Inc., a Delaware corporation that upon the effectiveness of the Merger described under "Background" below will be renamed UnitedGlobalCom, Inc. ("United"), and each of the individuals indicated as a "Stockholder" on the signature pages hereto (the "Stockholders").

                                   BACKGROUND

As contemplated by the Agreement and Plan of Restructuring and Merger, dated as
of             , 2002 (the "Merger Agreement"), among UnitedGlobalCom, Inc., a
Delaware corporation that upon the effectiveness of the Merger will be renamed UGC Holdings, Inc. ("Old United"), United, United/New United Merger Sub, Inc., a Delaware corporation ("Merger Sub"), Liberty Media Corporation, a Delaware corporation, Liberty Media International, Inc., a Delaware corporation, Liberty Global, Inc., a Delaware corporation, and the Persons indicated as "Founders" on the signature pages thereto, the Stockholders have purchased and are the record and beneficial holders of an aggregate of 1,500 shares of the Series E Preferred Stock, par value $0.01 per share, of Old United (the "Preferred Shares"). In the merger (the "Merger") of Merger Sub with and into Old United contemplated by the Merger Agreement, the Preferred Shares will be converted into an aggregate of 1,500,000 shares of the Class A Common Stock, par value $0.01 per share ("Surviving Entity Class A Stock"), of Old United as the surviving entity in the Merger (the "Surviving Entity"). Pursuant to the terms of the Surviving Entity's Restated Certificate of Incorporation (the "Surviving Entity Charter"), (a) immediately upon any transfer of a share of Surviving Entity Class A Stock to any Person other than a Permitted Transferee who is also a Principal or a Related Party, such share of Surviving Entity Class A Stock shall automatically convert into one share of the Class C Common Stock, par value $0.01 per share ("Surviving Entity Class C Stock"), of the Surviving Entity and (b) immediately upon the occurrence of a Class B Event, each outstanding share of Surviving Entity Class A Stock shall automatically convert into one share of Surviving Entity Class C Stock. The parties hereto desire to set forth the terms upon which the Stockholders may exchange shares of Surviving Entity Class C Stock with United for shares of Class A Stock, par value $0.01 per share ("United Class A Stock"), of United. It is a condition to the consummation of the transactions contemplated by the Merger Agreement, including the Merger, that United and the Stockholders each execute and deliver this Agreement.

                                   AGREEMENT

In consideration of the foregoing premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

SECTION 1. Certain Definitions. In this Agreement, the following terms shall have the indicated meanings:

     Affiliate.  As defined in the Stockholders Agreement.

     Agreement.  As defined in the preamble.

     Class B Event. As defined in the Surviving Entity Charter as in effect immediately following the Merger.

     Exchange Rate.  [          ] shares of United Class A Stock (as adjusted
     from time to time to appropriately reflect the effect of any stock splits, reverse splits, stock dividends, combinations and other similar events affecting the shares of United Class A Stock or Surviving Entity Class C Stock and occurring after the effective time of the Merger).(1)

     Liberty.  As defined in the Merger Agreement.

     Merger.  As defined under "Background" on the first page of this Agreement.

     Merger Agreement. As defined under "Background" on the first page of this Agreement.

     Merger Sub. As defined under "Background" on the first page of this Agreement.

     Old United. As defined under "Background" on the first page of this Agreement.

     Old United Series E Preferred Stock. The United Series E Preferred Stock, as defined in the Merger Agreement.

     Permitted Transferee.  As defined in the Stockholders Agreement.

     Person. Any individual, corporation, partnership, limited partnership, limited liability company, trust or other legal entity.

     Preferred Shares. As defined under "Background" on the first page of this Agreement.

     Principal. As defined in the Surviving Entity Charter as in effect immediately following the Merger.

     Promissory Note.  As defined in the applicable Subscription Agreement.

     Purchase Price.  As defined in the applicable Subscription Agreement.

     Related Party.  As defined in the Specified Indentures.

     Specified Indentures. The (a) Indenture dated as of February 5, 1998, between the Corporation and Firstar Bank, N.A. (f/k/a Firstar Bank of Minnesota, N.A.) and (b) Indenture dated as of April 29, 1999, between the Corporation and Firstar Bank, N.A., in each case as in effect on May 1, 2001.

     Stockholders.  As defined in the preamble.

     Stockholders Agreement.  The Stockholders Agreement, dated as of
                 , 2002, among United, Liberty Media Corporation, Liberty Global, Inc. and the individuals designated as Founders on the signature pages thereto.

     Subscription Agreement.  As defined in the Merger Agreement.

     Surviving Entity. As defined under "Background" on the first page of this Agreement.

     Surviving Entity Charter. As defined under "Background" on the first page of this Agreement.

     Surviving Entity Class A Stock. As defined under "Background" on the first page of this Agreement.

     Surviving Entity Class C Stock. As defined under "Background" on the first page of this Agreement.

     United.  As defined in the preamble.

     United Class A Stock. As defined under "Background" on the first page of this Agreement.

SECTION 2. Exchange. Subject to the terms and conditions of this Agreement, each Stockholder shall be entitled at any time to cause United to exchange shares of Surviving Entity Class C Stock held by such Stockholder for a number of newly issued shares of United Class A Stock equal to the product of (a) the number of shares of Surviving Entity Class C Stock surrendered for exchange in accordance with this Agreement and (b) the Exchange Rate in effect at the time of such exchange. No Stockholder shall transfer

------------
(1) The initial Exchange Rate will be equal to 1/1,500,000th of the result (rounded to the nearest 1/10,000th of a share) of (A) the quotient of X divided by Y minus (B) X. For purposes of the foregoing, "X" shall be equal to the aggregate number of shares of Old United Class A Stock and Old United Class B Stock outstanding immediately prior to the Closing and "Y" shall be equal to 0.995049505.

any shares of Surviving Entity Class A Stock or Surviving Entity Class C Stock to any Person other than a Permitted Transferee who is also a Principal or a Related Party. Notwithstanding anything in the foregoing to the contrary, no Stockholder shall be entitled to cause United to exchange any shares of Surviving Entity Class C Stock held by such Stockholder pursuant to this Agreement if such Stockholder delivered a Promissory Note pursuant to a Subscription Agreement in payment of the Purchase Price of any shares of Old United Series E Preferred Stock, unless such Stockholder's liability under any such Promissory Note has been satisfied in full. If the Stockholder's liability under a Promissory Note is satisfied by means of any transaction or arrangement involving such Stockholder or any Affiliate of such Stockholder becoming indebted to United, such indebtedness (or any substitute or successor arrangement) shall provide for full recourse to the Stockholder or the relevant Affiliate in the event of the nonpayment thereof, shall provide for the payment of interest at a fair market rate and contain other terms and conditions consistent with an arm's length, fair market transaction, all of which terms shall be reasonably acceptable to Liberty. The Stockholder or the relevant Affiliate shall maintain at all times from the incurrence of such indebtedness until such time that such indebtedness is satisfied in full, unencumbered assets in an amount sufficient for the repayment of such indebtedness.

SECTION 3. No Fractional Shares. No fractional shares of United Class A Stock shall be issued upon the exchange of shares of Surviving Entity Class C Stock. If more than one share of Surviving Entity Class C Stock is surrendered for exchange by the same holder at the same time, the number of full shares of United Class A Stock that shall be issuable upon exchange thereof shall be computed on the basis of the aggregate number of shares of Surviving Entity Class C Stock so surrendered for exchange. Any fractional shares of United Class A Stock shall instead be rounded down to the nearest whole share if such fraction is less than 0.5 and rounded up to the nearest whole share if such fraction is equal to or greater than 0.5 and United shall issue in such exchange the appropriate number of full shares of United Class A Stock.

SECTION 4. Procedure for Exchange. A Stockholder desiring to exchange any shares of Surviving Entity Class C Stock pursuant to this Agreement shall surrender the certificate or certificates representing the shares of Surviving Entity Class C Stock to be exchanged, duly endorsed and accompanied by instruments of transfer to the Secretary of United. Upon receipt by the Secretary of the foregoing certificate or certificates and instruments of transfer, United shall cause to be issued to the Stockholder who surrendered such certificate or certificates, or such Stockholder's nominee or nominees, the appropriate number of shares of United Class A Stock and shall issue and deliver to such Stockholder, or such Stockholder's nominee or nominees, a certificate or certificates representing such shares. Any such exchange shall be deemed to have been effected at the close of business on the date such shares are surrendered for exchange in accordance with this Agreement, and the Person or Persons entitled to receive the shares of United Class A Stock issuable upon such exchange shall be treated for all purposes as the record holder or holders of such shares of United Class A Stock on that date. A number of shares of United Class A Stock equal to the sum of (a) the number of shares issuable upon exchange of shares of Surviving Entity Class C Stock held by Stockholders from time to time plus (b) the number of shares issuable upon exchange of shares of Surviving Entity Class C Stock issuable upon conversion of shares of Surviving Entity Class A Stock outstanding from time to time shall be set aside and reserved for issuance upon such exchange.

SECTION 5. Entire Agreement. This Agreement contains all the terms and conditions agreed upon by the parties hereto, and no other agreements, oral or otherwise, regarding the subject matter hereof shall have any effect unless in writing and executed by the parties after the date of this Agreement.

SECTION 6. Applicable Law, Jurisdiction. This Agreement shall be governed by Colorado law without regard to conflicts of law rules. The parties hereby irrevocably submit to the exclusive jurisdiction of any Colorado State or United States Federal court sitting in Colorado, and only a State or Federal court sitting in Colorado will have any jurisdiction over any action or proceeding arising out of or relating to this Agreement or any agreement contemplated hereby, and the undersigned hereby irrevocably agree that all claims in respect of such action or proceeding may be heard and determined in such State or Federal court. The undersigned further waive any objection to venue in such state and any objection to any action or proceeding in such state on the basis of a non-convenient forum. Each party hereby IRREVOCABLY WAIVES ANY RIGHT TO

TRIAL BY JURY in any proceeding brought with respect to this Agreement or the transactions contemplated hereby.

SECTION 7. Remedies. Each of the parties acknowledges and agrees that in the event of any breach of this Agreement, the nonbreaching party would be irreparably harmed and could not be made whole by monetary damages. Accordingly, the parties to this Agreement, in addition to any other remedy to which they may be entitled hereunder or at law or in equity, shall be entitled to compel specific performance of this Agreement.

SECTION 8. Headings. The headings in this Agreement are for convenience only and are not to be considered in interpreting this Agreement.

SECTION 9. Counterpart Execution. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original but all of which will constitute a single agreement.

SECTION 10. Parties in Interest. Nothing in this Agreement, express or implied, is intended to confer upon any Person other than the parties hereto and their permitted successors and assigns any benefits, rights or remedies; provided that, Liberty is an intended beneficiary of the provisions set forth in the antepenultimate, penultimate and final sentences of Section 2, and each of the parties hereto acknowledges and agrees that Liberty would be irreparably harmed by any breach of such provisions, and could not be made whole by monetary damages. Accordingly, Liberty, in addition to any other remedy to which it may be entitled at law or in equity as an intended beneficiary of such provisions, shall be entitled to compel specific performance of such provisions. Neither this Agreement nor the rights or obligations of any party may be assigned or delegated by operation of law or otherwise without the prior written consent of each of the parties hereto; provided that, any Person that is a Permitted Transferee who is also a Principal or a Related Party and who is the transferee of any shares of Surviving Entity Class A Stock or Surviving Entity Class C Stock shall, in connection with such transfer, execute a counterpart of this Agreement and thereupon become a party to and subject to the terms of this Agreement as a "Stockholder."

SECTION 11. Severability. The invalidity or unenforceability of any provision of this Agreement in any application shall not affect the validity or enforceability of such provision in any other application or the validity or enforceability of any other provision.

SECTION 12. Interpretation. As used herein, except as otherwise indicated herein or as the context may otherwise require, the words "include," "includes" and "including" are deemed to be followed by "without limitation" whether or not they are in fact followed by such words or words of like import; the words "hereof," "herein," "hereunder" and comparable terms refer to the entirety of this Agreement and not to any particular section hereof; any pronoun shall include the corresponding masculine, feminine and neuter forms; the singular includes the plural and vice versa; references to any agreement or other document are to such agreement or document as amended and supplemented from time to time; references to "Section" or another subdivision are to a section or subdivision hereof; and all references to "the date hereof," "the date of this Agreement" or similar terms (but excluding references to the date of execution hereof) refer to the date first above written, notwithstanding that the parties may have executed this Agreement on a later date.

SECTION 13. Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

SECTION 14. Waivers and Amendments. No waiver of any provision of this Agreement shall be deemed a further or continuing waiver of that provision or a waiver of any other provision of this Agreement. This Agreement may not be amended except in a writing signed by all of the parties hereto.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

                                          NEW UNITEDGLOBALCOM, INC.,
                                          a Delaware corporation

                                          By:
                                            ------------------------------------
                                            Name:
                                            Title:

                                          [STOCKHOLDERS]

                                                                      APPENDIX B


                                    OPINION


                                       OF


                       MORGAN STANLEY & CO. INCORPORATED

               [LETTERHEAD OF MORGAN STANLEY & CO. INCORPORATED]


                                December 7, 2001

Board of Directors
UnitedGlobalCom, Inc.
4643 South Ulster Street
Suite 1300
Denver, CO 80237

Members of the Board:

We understand that UnitedGlobalCom, Inc. ("UGC" or the "Company"), New UnitedGlobalCom, Inc. ("New UGC"), United/New United Merger Sub, Inc., a wholly owned subsidiary of New UGC (the "Merger Sub"), Liberty Media Corporation ("Liberty"), Liberty Media International, Inc., Liberty Global, Inc., and certain other persons, have entered into an Agreement and Plan of Restructuring and Merger, dated as of December 3, 2001 (the "Agreement"), which provides, among other things, for the merger (the "Merger") of the Merger Sub with and into the Company. Pursuant to the Merger, the Company will become a subsidiary of New UGC, and each outstanding share of Class A Common Stock, par value $0.01 per share (the "UGC Class A Common Stock"), of UGC, other than shares held by the Company in treasury or held by New UGC, will be converted into the right to receive one share (the "Exchange Ratio") of Class A Common Stock, par value $0.01 per share, of New UGC. In addition, other equity securities of UGC, other than securities held by the Company in treasury or held by New UGC, will be converted into the right to receive equity securities of UGC or New UGC, as described in the Agreement. In connection with the Merger, the parties to the Agreement will consummate certain other transactions specified in the Agreement, including, without limitation, the issuance and sale by New UGC of shares of Class C Common Stock, par value $0.01 per share, of New UGC to Liberty or its affiliates for a purchase price of (i) $200,000,000 in cash, (ii) all of the 6% Guaranteed Discount Notes due 2007 of Belmarken Holding B.V. (the "Belmarken Notes") and (iii) all of the senior notes and senior discount notes issued by United Pan-Europe Communications, N.V. ("UPC"), held by Liberty or its affiliates. The terms and conditions of the Merger and other transactions contemplated by the Agreement (such other transactions being the "Transactions") are more fully set forth in the Agreement.

You have asked for our opinion as to whether the Exchange Ratio pursuant to the Agreement is fair from a financial point of view to the holders of shares of UGC Class A Common Stock (other than Liberty, New UGC, the Founders (as defined in the Agreement) and their respective Affiliates (as defined in the Agreement)).

For purposes of the opinion set forth herein, we have

     (i) reviewed certain publicly available financial statements and other information of UGC and its subsidiaries (collectively, the "UGC Group");

     (ii) reviewed certain internal financial statements and other financial and operating data concerning the UGC Group prepared by the management of the UGC Group;

     (iii) discussed the past and current operations and financial condition and the prospects of the UGC Group with senior executives of the Company and management of UGC's subsidiaries;

     (iv) reviewed the reported prices and trading activity for the common stock of UGC and UPC;

     (v) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

     (vi) performed discounted cash flow analysis with respect to certain subsidiaries of UGC, based on publicly available information;

     (vii) participated in discussions and negotiations among representatives of the Company and their legal advisors;

     (viii) reviewed the Agreement, including the schedules and exhibits thereto, and certain related documents;

     (ix) reviewed the terms of the Belmarken Notes and discussed such terms with the management of UGC; and

     (x) performed such other analyses and considered such other factors as we have deemed appropriate.

We have assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the internal financial and operating information, we have assumed that it has been reasonably prepared on the bases reflecting the best currently available estimates and judgments of the future financial performance of the Company and the UGC Group. In addition, we have assumed that the Transactions and the Merger will be consummated in accordance with the terms set forth in the Agreement and that the Merger will be treated as a tax-free reorganization and/or exchange pursuant to the Internal Revenue Code of 1986, as amended. We have not made any independent valuation or appraisal of the assets or liabilities of the UGC Group, nor have we been furnished with any such appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to the Transactions or the Merger. We are not expressing our views as to the accounting or tax treatment with respect to the Transactions or the Merger for reporting purposes or otherwise nor does our opinion address the structure of the Transactions or the Merger. Furthermore, this opinion does not address (i) the Company's underlying business decision to effect the Merger and the Transactions or (ii) the fairness of any of the Transactions or any other transaction or transactions that the Company or its affiliates may contemplate.

We have acted as financial advisor to the Board of Directors of UGC in connection with the Merger and will receive a fee for our services. Morgan Stanley and its affiliates have provided and currently provide financial advisory and financing services to UGC and have received and will receive fees for the rendering of these services. Morgan Stanley and its affiliates have provided financing services to Liberty and have received fees for the rendering of these services.

Morgan Stanley is a full service securities firm engaged in securities trading and brokerage activities, as well as providing investment banking, financing, and financial advisory services. In the ordinary course of our trading, brokerage, and financing activities, Morgan Stanley and its affiliates may hold long or short positions or may trade or otherwise effect transactions, for our own account or the accounts of customers, in debt or equity securities or senior loans of UGC, Liberty or their respective affiliates.

It is understood that this letter is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent, except that this opinion may be included in its entirety in any filing made by the Company in respect of the Merger with the Securities and Exchange Commission and provided to Liberty as required by the Agreement. In addition, this opinion does not in any manner address the prices at which the stock of New UGC will trade following consummation of the Merger, and Morgan Stanley expresses no opinion or recommendation as to how the stockholders of the Company should vote at the stockholders' meeting held in connection with the Merger or any of the Transactions.

Based upon and subject to the foregoing, we are of the opinion on the date hereof that the Exchange Ratio pursuant to the Agreement is fair from a financial point of view to the holders of shares of UGC Class A Common Stock (other than Liberty, New UGC, the Founders and their respective Affiliates).

                                          Very truly yours,


                                          MORGAN STANLEY & CO. INCORPORATED



                                          By:     /s/ ANDREW A. TISDALE

                                            ------------------------------------
                                            Andrew A. Tisdale
                                            Managing Director

                                                                      APPENDIX C


                                    FORM OF


                        CERTIFICATE OF INCORPORATION OF

                                   NEW UNITED

                     RESTATED CERTIFICATE OF INCORPORATION
                                       OF
                           NEW UNITEDGLOBALCOM, INC.

New UnitedGlobalCom, Inc., a Delaware corporation, hereby certifies as follows:

1.  The name of the corporation is New UnitedGlobalCom, Inc. (the
"Corporation"). The Corporation was incorporated under the name "New UnitedGlobalCom, Inc.," and the original Certificate of Incorporation of the Corporation was filed with the Delaware Secretary of State on February 5, 2001.

2. This Restated Certificate of Incorporation amends and restates the provisions of the Certificate of Incorporation of the Corporation in its entirety, and has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware.

3. The text of the Certificate of Incorporation of the Corporation is amended and restated to read in its entirety as follows:

     FIRST:  The name of the corporation (the "Corporation") is:

                           New UnitedGlobalCom, Inc.

     SECOND: The address of the Corporation's current registered office in the State of Delaware is 1209 Orange Street in the City of Wilmington, County of New Castle. The name of the Corporation's registered agent at that address is The Corporation Trust Company.

     THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware.

     FOURTH:

        (a)  Authorized Shares.

        The total number of shares of capital stock that the Corporation shall have authority to issue is 1,868,000,000, which shall be divided into the following classes:

           (i) 800,000,000 shares shall be of a class designated Class A Common Stock, par value $.01 per share ("Class A Common Stock");

           (ii) 564,075,000 shares shall be of a class designated Class B Common Stock, par value $.01 per share ("Class B Common Stock");

           (iii) 400,000,000 shares shall be of a class designated Class C Common Stock, par value $.01 per share ("Class C Common Stock" and, together with the Class A Common Stock and the Class B Common Stock, the "Common Stock"); and

           (iv) 10,000,000 shares shall be of a class designated Preferred Stock, par value $.01 per share ("Preferred Stock").

           Each share of Class A Common Stock, Class B Common Stock and Class C Common Stock shall be identical in all respects except as otherwise set forth in this Restated Certificate of Incorporation (as it may from time to time hereafter be amended or restated, this "Certificate"). The number of authorized shares of Class A Common Stock or Class B Common Stock may be increased or decreased (but not below the number of shares thereof outstanding and the number reserved for issuance upon the exercise, conversion or exchange of outstanding options, warrants and convertible securities (including, without limitation, the Class C Common Stock)) by an amendment to this Certificate approved by the affirmative vote of the holders of a majority of the combined voting power of the Class A Common Stock, the Class B Common Stock and the Class C Common Stock, voting together as a single class and without separate class votes. The number of authorized shares of Class C Common Stock may be increased or decreased (but not below the number of shares thereof outstanding and the number reserved for issuance upon the exercise, conversion or exchange of outstanding options, warrants and convertible securities) by an amendment to this Certificate approved by the affirmative vote of (a) the holders of a majority of the combined voting power of the Class A Common Stock, the Class B Common Stock and the Class C Common Stock, voting together as a single class, and (b) the holders of a majority of the Class C Common Stock, voting as a separate class.

        (b)  Reclassification.

        Effective upon the filing of this Restated Certificate of Incorporation with the Secretary of State of the State of Delaware, each share of the Common Stock, par value $0.01 per share, of the Corporation that is issued and outstanding shall thereupon be reclassified and changed, ipso facto and without any other action on the part of the holder thereof, into one share of Class A Common Stock.

        (c)  Voting Power of Common Stock.

        Holders of Class A Common Stock shall be entitled to one vote for each share of such stock held, holders of Class B Common Stock shall be entitled to ten votes for each share of such stock held and holders of Class C Common Stock shall be entitled to ten votes for each share of such stock held. Except as may otherwise be required by the laws of the State of Delaware, by the provisions of this Certificate or with respect to any Preferred Stock Designation, the holders of outstanding shares of Class A Common Stock, the holders of outstanding shares of Class B Common Stock, the holders of outstanding shares of Class C Common Stock and the holders of outstanding shares of each series of Preferred Stock entitled to vote thereon, if any, shall vote as one class with respect to all matters to be voted on by the stockholders of the Corporation, and no separate vote or consent of the holders of shares of Class A Common Stock, the holders of shares of Class B Common Stock, the holders of shares of Class C Common Stock or the holders of shares of any such series of Preferred Stock shall be required for the approval of any such matter. With respect to the election or removal of Regular Directors,
        (i) prior to the occurrence of a Class B Event, the holders of shares of Class A Common Stock, the holders of shares of Class B Common Stock and the holders of any series of Preferred Stock entitled to vote thereon shall vote together as a single class and no vote of the holders of Class C Common Stock shall be required with respect thereto and (ii) from and after the occurrence of a Class B Event, the holders of shares of Class A Common Stock, the holders of shares of Class B Common Stock, the holders of shares of Class C Common Stock and the holders of any series of Preferred Stock entitled to vote thereon shall vote together as a single class with respect thereto. With respect to the election or removal of Class C Directors, the holders of the Class C Common Stock, for so long as any such shares are outstanding, shall vote as a separate class and no vote of the holders of Class A Common Stock, Class B Common Stock or any series of Preferred Stock shall be required with respect thereto.

        (d)  Conversion Rights.

           (i) Each share of Class B Common Stock shall be convertible, at the option of the holder thereof, into one share of Class A Common Stock at any time.

           (ii) Subject to the following two sentences, each share of Class C Common Stock shall be convertible, at the option of the holder thereof, into one share of Class A Common Stock at any time or, at any time following the occurrence of a Conversion Event, one share of Class B Common Stock. If a Conversion Event shall not have occurred by June 25, 2010, then from and after such date each share of Class C Common Stock shall be convertible, at the option of the holder thereof, into (A) 1.645 shares of Class A Common Stock at any time or
           (B) 1.645 shares of Class B Common Stock at any time following the occurrence of a Class B Event. Shares of Class C Common Stock held by a Founder, or Permitted Transferee of a Founder who is also a Principal or a Related Party, may be converted into Class B Common Stock at any time.

           (iii) A holder wishing to convert shares of Class B Common Stock or Class C Common Stock into shares of Class A Common Stock, or shares of Class C Common Stock into shares of Class B Common Stock, shall surrender the certificate or certificates representing the shares of Class B Common Stock or Class C Common Stock to be converted, duly endorsed, to the Secretary of the Corporation or to any transfer agent for the Class B Common Stock or the Class C Common Stock, as applicable, and shall notify the Secretary or transfer agent in writing of the holder's desire to so convert all or a specified portion of the shares represented by such stock certificate or certificates. If so required by the Corporation, any certificate for shares surrendered for conversion shall be accompanied by instruments of transfer, in form satisfactory to the Corporation, duly executed by the holder of such shares or the duly authorized representative of such holder. Upon receipt by the Secretary or transfer agent of the foregoing certificate or certificates, notice and, if required, instruments of transfer, the Corporation shall cause to be issued to the holder who surrendered the certificate or certificates representing shares of Class B Common Stock or Class C Common Stock, or such holder's nominee or nominees, either (A) one share (or 1.645 shares if required by paragraph (d)(ii) above) of Class A Common Stock for each share of Class B Common Stock or Class C Common Stock surrendered for conversion into Class A Common Stock, and (B) one share (or 1.645 shares if required by paragraph (d)(ii) above) of Class B Common Stock for each share of Class C Common Stock surrendered for conversion into Class B Common Stock, and shall issue and deliver to such holder, or such holder's nominee or nominees, a certificate or certificates representing such shares as well as a certificate or certificates representing shares of Class B Common Stock or Class C Common Stock represented by any surrendered certificate that were not converted. Such conversion shall be deemed to have been made at the close of business on the date of receipt by the Corporation or any such transfer agent of the certificate or certificates, notice and, if required, instruments of transfer referred to above, and the Person or Persons entitled to receive the shares of Class A Common Stock or Class B Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Class A Common Stock or Class B Common Stock on that date. A number of shares of Class A Common Stock equal to the number of shares of Class B Common Stock and Class C Common Stock outstanding from time to time shall be set aside and reserved for issuance upon conversion of shares of Class B Common Stock or Class C Common Stock into Class A Common Stock, and a number of shares of Class B Common Stock equal to the number of shares of Class C Common Stock outstanding from time to time shall be set aside and reserved for issuance upon conversion of shares of Class C Common Stock into Class B Common Stock. Shares of Class B Common Stock and Class C Common Stock that have been so converted shall become treasury shares that may be issued (subject to paragraph (b) of Article Fifth) or retired by resolution of the Board of Directors of the Corporation on the terms set forth in this Certificate. Shares of Class A Common Stock shall not be convertible into shares of Class B Common Stock or Class C Common Stock. Shares of Class B Common Stock shall not be convertible into shares of Class C Common Stock.

        (e)  Dividends.

        Subject to paragraph (f) of this Article Fourth, (i) whenever a dividend is paid to the holders of Class A Common Stock, the Corporation also shall pay to the holders of Class B Common Stock and Class C Common Stock a dividend per share equal to the dividend per share paid to the holders of the Class A Common Stock, (ii) whenever a dividend is paid to the holders of Class B Common Stock, the Corporation also shall pay to the holders of the Class A Common Stock and the Class C Common Stock a dividend per share equal to the dividend per share paid to the holders of the Class B Common Stock and (iii) whenever a dividend is paid to the holders of Class C Common Stock, the Corporation also shall pay to the holders of the Class A Common Stock and the Class B Common Stock a dividend per share equal to the dividend per share paid to the holders of the Class C Common Stock. Dividends shall be payable only as and when declared by the Board of Directors of the Corporation out of assets of the Corporation legally available therefor.

        (f)  Share Distributions.

        If at any time a distribution made or paid in Class A Common Stock, Class B Common Stock, Class C Common Stock or any other securities of the Corporation or of any other Person (hereinafter sometimes called a "share distribution") is to be made with respect to the Class A Common Stock, Class B Common Stock or Class C Common Stock, such share distribution may be declared and paid only as follows:

           (i) Share distributions may be made or paid in shares of Class A Common Stock, Class B Common Stock or Class C Common Stock (or Convertible Securities that are convertible into, exchangeable for or evidence the right to purchase shares of any such class of Common Stock), provided that (A) share distributions of Class A Common Stock (or Convertible Securities that are convertible into, exchangeable for or evidence the right to purchase shares of Class A Common Stock) may only be made to holders of Class A Common Stock, (B) share distributions of Class B Common Stock (or Convertible Securities that are convertible into, exchangeable for or evidence the right to purchase shares of Class B Common Stock) may only be made to holders of Class B Common Stock and (C) share distributions of Class C Common Stock (or Convertible Securities that are convertible into, exchangeable for or evidence the right to purchase shares of Class C Common Stock) may only be made to holders of Class C Common Stock. If a share distribution is made of any class of Common Stock (or Convertible Securities that are convertible into, exchangeable for or evidence the right to purchase shares of such class of Common Stock) to holders of shares of such class of Common Stock, the Corporation shall simultaneously effect a share distribution, on an equal per share basis, of shares of each other class of Common Stock (or Convertible Securities that have the same characteristics, but are convertible into, exchangeable for or evidence the right to purchase shares of the appropriate class of Common Stock) to holders of shares of such other class of Common Stock.

           (ii) A share distribution consisting of shares of any class or series of securities of the Corporation or any other Person other than Common Stock (or Convertible Securities that are convertible into, exchangeable for or evidence the right to purchase shares of Common Stock) may be made, either on the basis of a distribution of identical securities, on an equal per share basis, to holders of Class A Common Stock, Class B Common Stock and Class C Common Stock or on the basis of a distribution of one class or series of securities to holders of Class A Common Stock and another class or series of securities to holders of Class B Common Stock and Class C Common Stock, provided that the securities so distributed (and, if applicable, the securities into which the distributed securities are convertible, or for which they are exchangeable, or which the distributed securities evidence the right to purchase) do not differ in any respect other than their relative voting rights and related differences in designation, conversion and share distribution provisions, with holders of shares of Class B Common Stock and Class C Common Stock receiving the class or series having the higher relative voting rights (without regard to whether such rights differ to a greater or lesser extent than the corresponding differences in voting rights and related differences in designation, conversion and share distribution provisions between the Class A Common Stock, the Class B Common Stock and the Class C Common Stock), provided that if the securities so distributed constitute capital stock of a Subsidiary of the Corporation, such rights shall not differ to a greater extent than the corresponding differences in voting rights, designation, conversion and share distribution provisions between the Class A Common Stock, the Class B Common Stock and the Class C Common Stock, and provided in each case that such distribution is otherwise made on an equal per share basis.

        (g)  Reclassifications, Subdivisions and Combinations.

        The Corporation shall not reclassify, subdivide or combine any class of Common Stock without also reclassifying, subdividing or combining each other class of Common Stock on an equal per share basis.

        (h)  Class C Common Stock Proportional Purchase Right.

           (i) If at any time prior to the occurrence of a Conversion Event, and other than in connection with the transactions to be effected pursuant to Section 2.2 of the Merger Agreement, the Corporation issues shares of Class B Common Stock and after giving effect to such issuance, together with any prior issuances of Class B Common Stock with respect to which the holders of Class C Common Stock did not have any rights pursuant to this paragraph (h), the Class C Voting Power is equal to or less than 90% of the Class C Voting Power immediately prior to either such issuance or the first of such issuances of Class B Common Stock, each holder of shares of Class C Common Stock shall have the right, exercisable as set forth below, to acquire from the Corporation additional shares of Class C Common Stock up to and including such holder's pro rata share (based on the number of shares of Class C Common Stock held by such holder) of the aggregate number of shares of Class C Common Stock that if issued in full will restore the Class C Voting Power to 100% of the Class C Voting Power immediately prior to either such issuance or the first of such issuances of shares of Class B Common Stock (whichever is greater, in the case of multiple issuances). A holder of Class C Common Stock that exercises its proportional purchase right pursuant to this paragraph (h) may acquire such additional shares of Class C Common Stock by, at such holder's election, (A) surrendering shares of Class A Common Stock in exchange for shares of Class C Common Stock, on a one-for-one basis, (B) paying the Corporation, in cash or such other form of consideration as may be acceptable to the Corporation, an amount per share of Class C Common Stock equal to (x) the issue price per share of the Class B Common Stock so issued (which, if paid in a form of consideration other than cash or shares of Class A Common Stock, shall be the fair market value of the consideration so paid) or (y) with respect to any shares of Class B Common Stock that were issued in exchange for shares of Class A Common Stock, the average of the Closing Prices per share of Class A Common Stock for the period of ten Trading Days ending on and including the last Trading Day prior to such issuance of Class B Common Stock, in each case appropriately adjusted to reflect the effect of any stock splits, reverse stock splits, combinations, stock dividends or other events affecting the Class B Common Stock (the "Class C Proportional Purchase Price"), or (C) any combination of the foregoing.

           (ii) Notwithstanding the foregoing, the holders of Class C Common Stock shall not have proportional purchase rights pursuant to this paragraph (h) with respect to an issuance of Class B Common Stock if the holders of the Voting Stock outstanding immediately prior to such issuance of shares of Class B Common Stock would hold in the aggregate immediately following such issuance outstanding shares of Voting Stock representing less than 30% of the then Total Voting Power of the Corporation.

           (iii) The Corporation will provide prompt written notice (the "Corporation Notice") to each holder of Class C Common Stock, at the address set forth on the stock transfer books of the Corporation, of any issuance or issuances of shares of Class B Common Stock that entitles such holders to acquire additional shares of Class C Common Stock pursuant to this paragraph (h). The Corporation Notice shall set forth: (A) a reasonable description of the issuance or issuances giving rise to such right, (B) the number of shares of Class C Common Stock that such holder is entitled to acquire, (C) the Class C Proportional Purchase Price(s) and (D) a reasonable description of the calculation of the matters set forth in (B) and (C) above. Any holder of Class C Common Stock desiring to acquire additional shares of Class C Common Stock pursuant to this paragraph (h) shall deliver written notice to the Corporation, within ten days following such holder's receipt of the Corporation Notice, setting forth the number of shares of Class C Common Stock such holder desires to acquire pursuant to this paragraph (h). The closing of such acquisition of additional shares of Class C Common Stock shall occur within 30 days following the holder's receipt of the Corporation Notice, provided that such 30-day period will be extended for up to an additional 60 days if any required consents, approvals or waivers of Governmental Authorities have not been obtained, or applicable waiting periods have not expired or terminated without litigation having been commenced that remains outstanding, within the 30-day period.

        (i)  Preferred Stock.

        The Board of Directors is authorized, subject to any limitations prescribed by applicable law and further subject to any approval rights of stockholders or the Class C Directors, to provide from time to time for the issuance of shares of Preferred Stock in series, and by filing a certificate pursuant to the applicable law of the State of Delaware (a "Preferred Stock Designation"), to establish the rights, powers and preferences of each such series of Preferred Stock, including the following:

           (i) the number of shares of that series, which may subsequently be increased or decreased (but not below the number of shares of that series then outstanding) by resolution of the Board of Directors, and the distinctive serial designation thereof;

           (ii) the voting powers, full or limited, if any, of the shares of that series and the number of votes per share;

           (iii) the rights in respect of dividends on the shares of that series, whether dividends shall be cumulative and, if so, from which date or dates and the relative rights or priority, if any, of payment of dividends on shares of that series and any limitations, restrictions or conditions on the payment of dividends;

           (iv) the relative amounts, and the relative rights or priority, if any, of payment in respect of shares of that series, which the holders of the shares of that series shall be entitled to receive upon any liquidation, dissolution or winding up of the Corporation;

           (v) the terms and conditions (including the price or prices, which may vary under different conditions and at different redemption or purchase dates), if any, upon which all or any part of the shares of that series may be redeemed or purchased by the Corporation, and any limitations, restrictions or conditions on such redemption or purchase;

           (vi) the terms, if any, of any purchase, retirement or sinking fund to be provided for the shares of that series;

           (vii) the terms, if any, upon which the shares of that series shall be convertible into or exchangeable for shares of any other class, classes or series, or other securities, whether or not issued by the Corporation;

           (viii) the restrictions, limitations and conditions, if any, upon issuance of indebtedness of the Corporation so long as any shares of that series are outstanding; and

           (ix) any other preferences and relative, participating, optional or other rights and limitations not inconsistent with law, this Article Fourth or any resolution of the Board of Directors pursuant to this Article Fourth.

           All shares of any one series of the Preferred Stock shall be alike in all respects. Except to the extent otherwise expressly provided in the Preferred Stock Designation for a series of Preferred Stock, the holders of shares of such series shall have no voting rights except as may be required by the laws of the State of Delaware. Further, unless otherwise expressly provided in the Preferred Stock Designation for a series of Preferred Stock, no consent or vote of the holders of shares of Preferred Stock or any series thereof shall be required for any amendment to this Certificate that would increase the number of authorized shares of Preferred Stock or the number of authorized shares of any series thereof or decrease the number of authorized shares of Preferred Stock or the number of authorized shares of any series thereof (but not below the number of authorized shares of Preferred Stock of such series, as the case may be, then outstanding). Except as may be provided by the Board of Directors in a Preferred Stock Designation or by applicable law, shares of any series of Preferred Stock that have been redeemed (whether through the operation of a sinking fund or otherwise) or purchased by the Corporation, or which, if convertible or exchangeable, have been converted into or exchanged for shares of stock of any other class or series shall have the status of authorized and unissued shares of Preferred Stock and may be reissued as a part of the series of which they were originally a part or may be reissued as part of a new series of Preferred Stock to be created by resolution or resolutions of the Board of Directors or as part of any other series of Preferred Stock.

        (k)  Liquidation, Dissolution or Winding Up.

        In the event of a liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, after payment or provision for payment of the debts and liabilities of the Corporation and subject to the prior payment in full of the preferential amounts to which any series of Preferred Stock is entitled, the holders of shares of Common Stock of all classes shall share equally, on a share for share basis, in the assets of the Corporation remaining for distribution to its common stockholders. Neither the consolidation or merger of the Corporation with or into any other Person or Persons nor the sale, transfer or lease of all or substantially all of the assets of the Corporation shall itself be deemed to be a liquidation, dissolution or winding up of the Corporation within the meaning of this paragraph (k).

     FIFTH:

        (a)  Classification and Election of Directors.

           (i) The business and affairs of the Corporation shall be managed by a Board of Directors. The number of directors shall be fixed by the Bylaws, but shall not be fewer than nine nor more than twelve. Until the first meeting of the stockholders of the Corporation at which directors are elected following the occurrence of a Class B Event, four directors (or such greater number as represents not less than one-third of the total number of directors then authorized, rounded upwards to the nearest whole number) shall be designated as "Class C Directors" and will be elected by the holders of a majority of the outstanding Class C Common Stock voting as a separate class. Any directors that are not designated as Class C Directors shall be designated as "Regular Directors" and will be elected (A) prior to the occurrence of a Class B Event, by the holders of a plurality of the combined voting power of the outstanding Class A Common Stock and Class B Common Stock, voting together as a single class and (B) from and after the occurrence of a Class B Event, by the holders of a plurality of the combined voting power of the outstanding Class A Common Stock, Class B Common Stock and Class C Common Stock, voting together as a single class. All directors will be designated as Regular Directors immediately prior to the election of directors at the first meeting of stockholders of the Corporation at which directors are elected following the occurrence of a Class B Event.

           (ii) The Regular Directors and the Class C Directors shall be divided as evenly as possible into three classes, designated Class I, Class II and Class III, and each such class shall include at least one Class C Director at all times that directors are designated as Class C Directors. If the number of directors is not evenly divisible by three, the remainder positions shall be allocated first to Class III and then to Class II. The terms of the Class I Directors shall expire at the annual meeting of stockholders in 2003; the terms of the Class II Directors shall expire at the annual meeting of stockholders in 2004; and the terms of the Class III Directors shall expire at the annual meeting of stockholders in 2005. At each annual meeting of stockholders of the Corporation, the successors of that class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the annual meeting of stockholders of the Corporation held in the third year following the year of their election.

        (b)  Approval Rights of Class C Directors.

        Until the first meeting of the stockholders of the Corporation at which directors are elected following the occurrence of a Class B Event, the approval of a majority of the Class C Directors then in office will be required in connection with any of the following:

           (i) the acquisition or disposition of assets, or issuance of equity or debt securities by the Corporation or any Controlled Affiliate in a single transaction or in two or more transactions (related or unrelated) in any consecutive twelve-month period with an aggregate Value exceeding 30% of the Corporation's Market Capitalization at the time of such transaction (excluding a sale of the Corporation by merger or otherwise, sale of all or substantially all of the assets of the Corporation or a reorganization among entities affiliated with the Corporation, provided that the holders of the Class C Common Stock are treated equally with the holders of the Class B Common Stock and all holders of Class B Common Stock are treated equally in such transaction or, in the case of a sale of assets, in any distribution of the proceeds thereof, on an as-converted basis assuming the conversion of the Class C Common Stock into Class B Common Stock whether or not a Conversion Event has occurred);

           (ii) (A) the issuance of shares of Class C Common Stock (other than in connection with the exercise of the proportional purchase rights described in paragraph (h) of Article Fourth or as contemplated by the Stockholders Agreement or the Merger Agreement) or (B) the issuance, grant or sale of any options exercisable for Class B Common Stock (other than the Permitted Options);

           (iii) the removal and replacement of the Chief Executive Officer of the Corporation; provided that approval of the Class C Directors will not be required so long as any of the following four individuals is the replacement Chief Executive Officer: Michael T. Fries, John F. Riordan, Gene W. Schneider, or Mark L. Schneider;

           (iv) any amendment, alteration or repeal of any provision of this Certificate or the Corporation's Bylaws (including, without limitation, by merger, consolidation, binding share exchange or otherwise) that would be adverse to or would affect adversely the rights of the holders of the Class B Common Stock or Class C Common Stock or any of their respective affiliates (including, without limitation, any change in the number of members of the Corporation's Board of Directors);

           (v) any material transaction between the Corporation (or any Controlled Affiliate), on the one hand, and (A) any director or officer of the Corporation (or of any Controlled Affiliate), (B) any Founder or (C) any family member or affiliate of any Person referred to in clauses (A) or (B), on the other hand, excluding (X) transactions between the Corporation and any Controlled Affiliate, and (Y) employment agreements, grants to employees of options to purchase Class A Common Stock and other employment related matters, in any such case entered into in the ordinary course of business;

           (vi) any amendment, alteration or repeal of any provision of the certificate of incorporation of Old United then in effect (including, without limitation, by merger, consolidation, binding share exchange or otherwise) that would be adverse to or would affect adversely the rights of the Corporation or the holders of the Class C Common Stock or any of their respective affiliates, prior to the exchange of all of the outstanding shares of Class A common stock of Old United for shares of Class A Common Stock pursuant to the terms of the Exchange Agreement to be entered into among the Corporation and the Principal or Principals purchasing shares of the Series E Preferred Stock, par value $0.01 per share, of Old United, as contemplated by the Merger Agreement (the "Exchange Agreement");

           (vii) any issuance of any shares of preferred stock by Old United other than any issuance of preferred stock by Old United in the Merger, as specifically contemplated by the Merger Agreement;

           (viii) any sale, assignment, transfer, exchange, contribution, pledge, encumbrance, grant of any option with respect to, or other disposition, directly or indirectly (a "Disposition"), by the Corporation or any Subsidiary of the Corporation of, or any action taken by the Corporation or any Subsidiary of the Corporation in exercise (or forbearance from exercise), waiver or amendment of any rights to which any such Person may be entitled with respect to, any debt securities issued or indebtedness incurred by United Pan-Europe Communications, N.V., a company organized in The Netherlands ("UPC"), or any of its Subsidiaries, which debt securities are held by, or which indebtedness is owed to, the Corporation or any of its Subsidiaries, including without limitation any such Disposition, exercise or forbearance in connection with any restructuring of the indebtedness of UPC or any of its Subsidiaries; and

           (ix) any change in the principal independent accounting firm responsible for auditing the financial statements of New United.

        (c)  Term of Office; Vacancies.

        A director shall hold office until his or her successor shall be elected and shall qualify, subject, however, to prior death, resignation, retirement or removal from office. Subject to the rights of holders of any series of Preferred Stock, any newly created directorship resulting from an increase in the number of Regular Directors or any other vacancy with respect to the office of a Regular Director, however caused, shall be filled by a majority of the Regular Directors then in office or by a sole remaining Regular Director. Any newly created directorship resulting from an increase in the number of Class C Directors or any other vacancy with respect to the office of a Class C Director, however caused, shall be filled by a majority of the Class C Directors then in office or by a sole remaining Class C Director. Any director elected by one or more directors to fill a newly created directorship or other vacancy shall, without regard to the class in which the vacancy occurred, hold office until the next succeeding annual meeting of stockholders and until his or her successor shall have been elected and qualified. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director, except as may be provided in a Preferred Stock Designation with respect to any additional director elected by the holders of the applicable series of Preferred Stock.

        (d)  Removal.

        Subject to the rights of the holders of any series of Preferred Stock, any or all of the Regular Directors (including any individuals who are serving as Class C Directors at the time that the Class C Common Stock ceases to be outstanding) may be removed from the Board of Directors with or without cause only (i) prior to the occurrence of a Class B Event, upon the affirmative vote of the holders of at least 66 2/3 percent of the combined voting power of the Class A Common Stock and the Class B Common Stock, voting together as a single class, and (ii) from and after the occurrence of a Class B Event, upon the affirmative vote of holders of at least 66 2/3 percent of the combined voting power of the Class A Common Stock, Class B Common Stock and Class C Common Stock, voting together as a single class, in each case at a meeting of stockholders for which proper notice of the proposed removal has been given. Any or all of the Class C Directors may be removed, with or without cause, upon the affirmative vote of the holders of a majority of the Class C Common Stock, voting as a separate class, either at a meeting of stockholders for which proper notice of the proposed removal has been given or pursuant to a consent in writing signed by holders of a majority of the Class C Common Stock.

        (e)  Notice of Nominations.

        Advance notice of nominations for the election of directors, other than nominations by the Board of Directors or a committee thereof and other than nominations of Class C Directors, shall be given to the Corporation in the manner provided in the Bylaws.

     SIXTH: To the fullest extent permitted by the General Corporation Law of the State of Delaware, as now existing or hereafter amended, a director of the Corporation shall not be liable to the Corporation or any of its stockholders for monetary damages for breach of his fiduciary duty as a director. Any amendment or repeal of this Article Sixth shall be prospective only and shall not adversely affect any limitation, right or protection of a director of the Corporation existing under this Article Sixth immediately before the amendment or repeal.

     SEVENTH:

        (a)  Right to Indemnification.

        The Corporation shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it presently exists or may hereafter be amended, any Person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding") by reason of the fact that he, or a Person for whom he is the legal representative, is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys' fees) reasonably incurred by such Person. Such right of indemnification shall inure whether or not the claim asserted is based on matters which antedate the adoption of this Article Seventh. The Corporation shall be required to indemnify or make advances to a Person in connection with a proceeding (or part thereof) initiated by such Person only if the proceeding (or part thereof) was authorized by the Board of Directors of the Corporation.

        (b)  Prepayment of Expenses.

        The Corporation shall pay the expenses (including attorneys' fees) incurred by a director or officer in defending any proceeding in advance of its final disposition, provided, however, that the payment of expenses incurred by a director or officer in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking by the director or officer to repay all amounts advanced if it should be ultimately determined that the director or officer is not entitled to be indemnified under this Article Seventh or otherwise.

        (c)  Claims.

        If a claim for indemnification or payment of expenses under this Article Seventh is not paid in full within 60 days after a written claim therefor has been received by the Corporation, the claimant may file suit to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the Corporation shall have the burden of proving that the claimant was not entitled to the requested indemnification or payment of expenses under applicable law.

        (d)  Non-Exclusivity of Rights.

        The rights conferred on any Person by this Article Seventh shall not be exclusive of any other rights that such Person may have or hereafter acquire under any statute, provision of this Certificate, the Bylaws, agreement, vote of stockholders or resolution of disinterested directors or otherwise.

        (e) Other Indemnification. The Corporation's obligation, if any, to indemnify any person who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or nonprofit entity shall be reduced by any amount such person may collect as indemnification from such other corporation, partnership, joint venture, trust, enterprise or nonprofit entity.

     EIGHTH: Except as provided in any Preferred Stock Designation and except for any action permitted or required to be taken by the holders of the Class C Common Stock, after the Corporation first has a class of securities registered under Section 12(g) of the Securities Exchange Act of 1934, as amended, or its equivalent and prior to the occurrence of a Conversion Event any action required or permitted to be taken by the stockholders of the Corporation must be taken at a duly called annual or special meeting of the stockholders and may not be taken by consent in writing or otherwise.

     NINTH: Except as otherwise required by law or provided in the Bylaws of the Corporation, and subject to the rights of the holders of any class or series of shares issued by the Corporation having a preference over the Common Stock as to dividends or upon liquidation to elect directors in certain circumstances, special meetings of the stockholders of the Corporation may be called only by the Board of Directors pursuant to a resolution approved by the affirmative vote of a majority of the directors then in office or at the request of holders of Common Stock representing a majority of the Total Voting Power of the Corporation.

     TENTH: Subject to paragraph (b) of Article Fifth and to the provisions of the Standstill Agreement, the Board of Directors shall have the power to adopt, alter, amend or repeal the Bylaws of the Corporation by vote of not less than a majority of the directors then in office. The holders of shares of Voting Stock shall, to the extent such power is at the time conferred on them by applicable law, also have the power to adopt, alter, amend or repeal the Bylaws of the Corporation, but only if such action receives at least 66 2/3 percent of the voting power of the outstanding Common Stock, voting together as a single class.

     ELEVENTH:  Election of directors need not be by written ballot.

     TWELFTH: Notwithstanding anything to the contrary in this Restated Certificate of Incorporation, the affirmative vote of the holders of at least 66 2/3 percent of the voting power of the outstanding Common Stock, voting together as a single class and, in the case of Article Fifth, a majority of the voting power of the outstanding Class C Common Stock, if any, voting as a separate class, shall be required to amend, alter, repeal or adopt any provision inconsistent with any of Articles Fifth, Eighth, Ninth, Tenth, Eleventh and Twelfth of this Certificate or to provide for any cumulative voting by stockholders (in any such case including, without limitation, by merger, consolidation, binding share exchange or otherwise). Except as permitted or required by the Merger Agreement, the Corporation shall not amend, alter or repeal, or permit to be amended, altered or repealed, any provision of the Certificate of Incorporation of Old United (other than the provisions of Articles First and Second thereof and except as provided in the proviso set forth at the end of paragraph (a) of Article Fourth thereof) (including, without limitation, by merger, consolidation, binding share exchange or otherwise) prior to the exchange of all of the outstanding shares of Class A common stock of Old United for shares of Class A Common Stock pursuant to the terms of the Exchange Agreement, unless such amendment, alteration or repeal has been approved by the affirmative vote of the holders of at least 66 2/3 percent of the voting power of the outstanding Common Stock, voting together as a single class.

     THIRTEENTH: The term of the existence of the Corporation shall be perpetual.

     FOURTEENTH: The capital stock of the Corporation shall not be assessable. It shall be issued as fully paid, and the private property of the stockholders shall not be liable for the debts, obligations or liabilities of this Corporation. This Certificate shall not be subject to amendment in this respect.

     FIFTEENTH: The Corporation hereby elects not to be governed by Section 203 of the General Corporation Law of the State of Delaware.

     SIXTEENTH: The following terms shall have the indicated meanings for purposes of this Certificate.

"Business Day" means any day other than Saturday, Sunday and a day on which banks are required or permitted to close in Denver, Colorado or New York, New York.

"Change of Control," with respect to each Current Indenture, has the meaning ascribed to such term in such Current Indenture.

"Certificate" has the meaning set forth in paragraph (a) of Article Fourth.

"Class A Common Stock" has the meaning set forth in paragraph (a) of Article Fourth.

"Class B Common Stock" has the meaning set forth in paragraph (a) of Article Fourth.

"Class B Event" means the occurrence of any of the following events: (a) the redemption in full of the Current Bonds, (b) the defeasance of the applicable provisions of the Current Indentures in accordance with the terms thereof so that neither Old United nor any of its subsidiaries would be required in accordance with the terms of the Current Indentures to offer to repurchase any of the Current Bonds (a "Change of Control Offer") if the Class C Common Stock were to be converted in full into shares of Class B Common Stock, (c) a waiver or amendment of the applicable provisions of the Current Indentures shall have been effected so that neither Old United nor any of its subsidiaries would be required to make a Change of Control Offer if the Class C Common Stock were to be converted in full into shares of Class B Common Stock, or (d) a Change of Control within the meaning of any of the Current Indentures (as to which an event described in (a) (with respect to Current Bonds issued pursuant to such Current Indenture), (b) or (c) has not occurred) otherwise occurs (other than as a result of a breach of the Standstill Agreement by Liberty (as defined in the Standstill Agreement)), provided that an occurrence described in this clause (d) will not constitute a Class B Event if at such time Current Bonds with an aggregate principal amount or accreted value, as applicable, in excess of $200,000,000 that were issued under the Specified Indentures (as to which no event described in clauses (b) or (c) has occurred) remain outstanding and no Change of Control within the meaning of the Specified Indentures has occurred.

"Class C Common Stock" has the meaning set forth in paragraph (a) of Article Fourth.

"Class C Director" has the meaning set forth in paragraph (a) of Article Fifth.

"Class C Proportional Purchase Right" has the meaning set forth in paragraph (h) of Article Fourth.

"Class C Voting Power" means the quotient, expressed as a percentage, obtained by dividing (a) the number of votes in the election of directors represented by the outstanding shares of Class C Common Stock as of the date of determination, assuming the conversion in full of all such shares of Class C Common Stock into shares of Class B Common Stock, by (b) the Total Voting Power of the Corporation as of such date of determination.

"Closing Price" of a share or other unit of any security on any Trading Day is
(i) the last reported sale price for a share or other unit of such security on such Trading Day as reported on the principal United States or foreign securities exchange on which such security is listed or admitted for trading or
(ii) if such security is not listed or admitted for trading on any such securities exchange, the last reported sale price for a share or other unit of such security on such Trading Day as reported on The Nasdaq Stock Market or
(iii) if such security is not listed or admitted to trading on any United States or foreign securities exchange or The Nasdaq Stock Market, the average of the highest bid and lowest asked prices for a share or other unit of such security on such Trading Day in the over-the-counter market as reported by The National Quotation Bureau Incorporated, or any similar organization.

"Common Stock" has the meaning set forth in paragraph (a) of Article Fourth.

"Controlled Affiliate" means any Person Controlled, directly or indirectly, by the Corporation. "Control" for this purpose means the power to direct or influence the direction of the management or policies of another Person, whether by the ownership of voting securities, by contract or otherwise. Without limiting the generality of the foregoing, any Person in which the Corporation, directly or indirectly, beneficially owns 50% or more of the equity securities (without regard to voting power in the election of directors) shall be deemed to be a Controlled Affiliate.

"Conversion Event" means the occurrence of any of the following events: (a) the Stockholders Agreement shall have terminated in accordance with its terms for reasons other than the passage of time, or (ii) a Class B Event shall have occurred.

"Convertible Securities" means any securities of the Corporation (other than any class of Common Stock) that are convertible into, exchangeable for or evidence the right to purchase any shares of any class of Common Stock, whether upon conversion, exercise, exchange, pursuant to anti-dilution provisions of such securities or otherwise.

"Corporation" has the meaning set forth in Article First.

"Corporation Notice" has the meaning set forth in paragraph (h) of Article
Fourth.

"Current Bonds" means the debt securities outstanding as of May 25, 2001 that were issued pursuant to the Current Indentures.

"Current Indentures" means (a) the Indenture dated as of February 5, 1998, between Old United and Firstar Bank, N.A. (f/k/a Firstar Bank of Minnesota, N.A.), (b) the Indenture dated as of April 29, 1999, between Old United and Firstar Bank, N.A., (c) the Indenture dated as of July 14, 1998, between UPC Polska, Inc. (f/k/a @Entertainment, Inc.) ("Polska") and Bankers Trust Company ("BTC"), (d) the Indenture dated January 20, 1999, between Polska and BTC, (e) the Indenture dated January 27, 1999, between Polska and BTC, and (f) the Indenture dated as of October 31, 1996, between Poland Communications, Inc. and State Street Bank and Trust Company, in each case as were in effect on May 1, 2001.

"Exchange Agreement" has the meaning set forth in paragraph (b)(vi) of Article Fifth.

"Founder" has the meaning set forth in the Stockholders Agreement.

"Governmental Authority" means any U.S. federal, state or local or any foreign court, governmental department, commission, authority, board, bureau, agency or other instrumentality.

"Market Capitalization," with respect to the Corporation as of any date, means the product of (a) the Market Value of one share of Class A Common Stock as of such date multiplied by (b) the sum of (i) the total number of shares of Common Stock then outstanding, plus (ii) the number of shares issuable upon conversion of any outstanding shares of Preferred Stock that are convertible into shares of Common Stock and have an effective per share conversion price as of such date that is below the Market Value of the Class A Common Stock as of such date.

"Market Value" means, with respect to any publicly traded security as of any date, the average of the Closing Prices of such security for the five consecutive Trading Days ending on such date.

"Merger" means the merger of United/New United Merger Sub, Inc. with and into Old United as contemplated by the Merger Agreement.

"Merger Agreement" means the Agreement and Plan of Restructuring and Merger, dated December 3, 2001, among Old United, the Corporation, United/New United Merger Sub, Inc., Liberty Media Corporation, Liberty Media International, Inc., Liberty Global, Inc. and the Founders.

"Old United" means, prior to the effective time of the Merger, UnitedGlobalCom, Inc., a Delaware corporation, and, at and following the Effective Time of the Merger, UGC Holdings, Inc., a Delaware corporation and any successor to UGC, Inc.

"Permitted Options" means options to purchase an aggregate of not more than three million shares of Class B Common Stock, minus any options to purchase shares of Class B Common Stock outstanding by reason of the assumption of options by the Corporation in the Merger.

"Permitted Transferee" has the meaning set forth in the Stockholders Agreement.

"Person" means any individual, corporation, partnership, limited partnership, limited liability company, trust or other legal entity.

"Preferred Stock" has the meaning set forth in paragraph (i) of Article Fourth.

"Preferred Stock Designation" has the meaning set forth in paragraph (j) of Article Fourth.

"Principal" means any of Albert M. Carollo, Curtis Rochelle, Marian Rochelle, Rochelle Investments, Ltd (so long as it is controlled by Curtis or Marian Rochelle), Gene W. Schneider, G. Schneider Holdings, Co. and Gene W. Schneider Family Trust (so long as each is controlled by Gene W. Schneider or trustees appointed by him), Janet S. Schneider and Mark L. Schneider.

"Regular Directors" has the meaning set forth in paragraph (a) of Article Fifth.

"Specified Indentures" means (a) the Indenture dated as of February 5, 1998, between Old United and Firstar Bank, N.A. (f/k/a Firstar Bank of Minnesota, N.A.) and (b) the Indenture dated as of April 29, 1999, between Old United and Firstar Bank, N.A., in each case as were in effect on May 1, 2001.

"Standstill Agreement" means the Standstill Agreement to be entered into among the Corporation, Liberty Media Corporation, Liberty Media International, Inc., et al., as contemplated by the Merger Agreement.

"Stockholders Agreement" means the Stockholders Agreement to be entered into among the Corporation, Liberty Media Corporation, Liberty Media International, Inc., the individuals designated as Founders therein, et al., as contemplated by the Merger Agreement.

"Subsidiary" means, when used with respect to any Person, (i) a corporation in which such Person and/or one or more Subsidiaries of such Person, directly or indirectly, owns capital stock having a majority of the voting power of such corporation's capital stock to elect directors under ordinary circumstances, and
(ii) any other Person (other than a corporation) in which such Person and/or one or more Subsidiaries of such Person, directly or indirectly, has (x) a majority ownership interest or (y) the power to elect or direct the election of a majority of the members of the governing body of such first-named Person.

"Total Voting Power of the Corporation" means, as of any date of determination, the aggregate number of votes in the election of directors represented by all outstanding shares of Voting Stock, assuming for such purposes the conversion in full of all shares of Class C Common Stock into shares of Class B Common Stock (without regard to any restrictions on the conversion of such shares of Class C Common Stock into shares of Class B Common Stock imposed by this Certificate, by contract or otherwise).

"Trading Day", with respect to any security, means a day on which the principal United States or foreign securities exchange on which such security is listed or admitted to trading, or The Nasdaq Stock Market if such security is not listed or admitted to trading on any such securities exchange, as applicable, is open for the transaction of business (unless such trading shall have been suspended for the entire day) or, if the applicable security is not listed or admitted to trading on any United States or foreign securities exchange or The Nasdaq Stock Market, any Business Day.

"Value" means, with respect to an asset, debt security or equity security, the greater of (a) its fair market value, (b) the consideration to be paid therefor,
(c) its face amount, accreted value, redemption price or liquidation preference and (d) in the case of a security convertible into or exercisable or exchangeable for capital stock, the product of the number of shares of capital stock for which such security may be exercised or exchanged or into which such security may be converted and the Market Value of such capital stock (or if such capital stock is not publicly traded capital stock but is convertible into, or exercisable or exchangeable for, publicly traded capital stock, the Market Value of such publicly traded capital stock multiplied by the number of shares of such publicly traded capital stock into or for which such capital stock is convertible, exercisable or exchangeable). For purposes of this definition, "capital stock" means any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, limited liability company membership interests or partnership interests, whether common or preferred.

"Voting Stock" means outstanding equity securities of the Corporation generally entitled to vote in the election of directors.

IN WITNESS WHEREOF, this Restated Certificate of Incorporation has been signed
this                day of                , 200 .

                                          NEW UNITEDGLOBALCOM, INC.

                                          --------------------------------------
                                                    Gene W. Schneider
                                                 Chief Executive Officer

                                                                      APPENDIX D


                                DELAWARE GENERAL


                          CORPORATION LAW SECTION 262

                                   APPENDIX D

                  DELAWARE GENERAL CORPORATION LAW SECTION 262

sec. 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to sec. 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to sec. 251 (other than a merger effected pursuant to sec. 251(g) of this title), sec. 252, sec. 254, sec. 257, sec. 258, sec. 263 or sec. 264 of this title:

          (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of sec. 251 of this title.

          (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to sec.sec. 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

             a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

             b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

             c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

             d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

          (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under sec. 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and
(e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

          (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or


          (2) If the merger or consolidation was approved pursuant to sec. 228 or sec. 253 of this title, then, either a constituent corporation before the effective date of the merger or consolidation, or the surviving or resulting corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either
     (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

               PART II -- INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS



Section 145 of the Delaware General Corporation Law, or the "DGCL," authorizes a court to award, or a corporation's board of directors to grant, indemnification to directors and officers in terms sufficiently broad to permit such indemnification under specified circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act. The Registrant's bylaws provide for the mandatory indemnification of its directors, officers, employees and other agents to the maximum extent permitted by Delaware law, and the Registrant has entered into agreements with its officers, directors and certain key employees implementing this indemnification. The Registrant's Certificate of Incorporation provides that the Registrant will indemnify its directors and officers to the fullest extent permitted by law and that directors shall not be liable for monetary damages to the Registrant or its stockholders for breach of fiduciary duty, except to the extent that the DGCL prohibits elimination or limitation of such liability.


ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES


(a) The following is a complete list of Exhibits filed as part of this Registration Statement, which are incorporated herein:



EXHIBIT
NUMBER                           DESCRIPTION
-------                          -----------
   2.1   Agreement and Plan of Restructuring and Merger, dated
         December 3, 2001, by and among United, New United, Merger
         Subsidiary, Liberty, LMINT, Liberty Global, and each Person indicated as a "Founder" on the signature pages thereto (the
         "Merger Agreement," attached as Appendix A to the Proxy
         Statement/Prospectus included in this Registration
         Statement).
   2.2   United/New United Merger Agreement, dated December 3, 2001, by and among United, New United, and Merger Subsidiary
         (attached as Exhibit 2.5(a) to the Merger Agreement).
   2.3   Form of Founder Newco Merger Agreement (attached as Exhibit
         2.2(b) to the Merger Agreement).
   3.1   Certificate of Incorporation of the Registrant as currently in effect.
   3.2   Form of Certificate of Incorporation of the Registrant after the merger (attached as Appendix C to the Proxy
         Statement/Prospectus included in this Registration
         Statement).
   3.3   Bylaws of the Registrant as currently in effect.
   3.4   Form of Bylaws of the Registrant after the merger (attached as Exhibit 2.1(b)-2 to the Merger Agreement).
   4.1   Specimen of Class A Common Stock certificate of the
         Registrant.*
   4.2   Indenture dated as of February 5, 1998 between United and
         Firstar Bank of Minnesota N.A.(1)
   4.3   Indenture dated as of July 30, 1999, between UPC and
         Citibank N.A., as Trustee, with respect to UPC 10.875%
         Senior Notes.(6)
   4.4   Indenture dated as of July 30, 1999, between UPC and
         Citibank N.A., as Trustee, with respect to UPC 12.5% Senior
         Discount Notes.(6)
   4.5   Indenture dated as of October 29, 1999, between UPC and
         Citibank N.A., as Trustee, with respect to UPC 10.875%
         Senior Notes.(7)
   4.6   Indenture dated as of October 29, 1999, between UPC and
         Citibank N.A., as Trustee, with respect to UPC 11.25% Senior
         Notes.(7)
   4.7   Indenture dated as of October 29, 1999, between UPC and
         Citibank N.A., as Trustee, with respect to UPC 13.375%
         Senior Discount Notes.(7)
   4.8   Indenture dated as of January 20, 2000, between UPC and
         Citibank N.A., as Trustee with respect to 11 1/2% Senior
         Notes due 2010.(8)
   4.9   Indenture dated as of January 20, 2000, between UPC and
         Citibank N.A., as Trustee with respect to 11 1/4% Senior
         Notes due 2010.(8)

EXHIBIT
NUMBER                           DESCRIPTION
-------                          -----------
   4.10  Indenture dated as of January 20, 2000, between UPC and
         Citibank N.A., as Trustee with respect to 13 3/4% Senior
         Discount Notes due 2010.(8)
   5.1   Opinion of Holme Roberts & Owen LLP regarding the legality of the securities being issued.*
   8.1   Opinion of Arthur Andersen LLP in connection with tax
         matters.*
  10.1   Form of Series E Preferred Stock Subscription Agreement
         (attached as Exhibit 2.1(c) to the Merger Agreement).
  10.2   Form of Liberty 2009 Notes Registration Rights Agreement
         (attached as Exhibit 2.3 to the Merger Agreement).
  10.3   Form of Founders Agreement with respect to New United.*
  10.4   Form of Founders Agreement with respect to United.*
  10.5   Form of Stockholders Agreement (attached as Exhibit 7.7 to the Merger Agreement).
  10.6   Form of Voting Agreement (attached as Exhibit 7.8 to the
         Merger Agreement).
  10.7   Form of United/Liberty Agreement (attached as Exhibit 7.9 to the Merger Agreement).
  10.8   Form of New United Covenant Agreement (attached as Exhibit
         7.9(A) to the Merger Agreement).
  10.9   Form of Standstill Agreement (attached as Exhibit 7.10 to
         the Merger Agreement).
  10.10  Form of Registration Rights Agreement (attached as Exhibit
         7.11 to the Merger Agreement).
  10.11  Form of Exchange Agreement (attached as Exhibit 7.12(a) to the Merger Agreement).
  10.12  1993 Stock Option Plan of United.(2)
  10.13  Amendment to 1993 Stock Option Plan of United.*
  10.14  Stock Option Plan for Non-Employee Directors of United.(4)
  10.15  Stock Option Plan for Non-Employee Directors of United,
         effective March 20, 1998.(5)
  10.16  Amendment to Stock Option Plan for Non-Employee Directors of
         United, effective March 20, 1998.*
  10.17  Euro 4.0 billion Senior Secured Credit Facility for UPC
         Distribution Holding B.V. and UPC Financing Partnership,
         dated October 26, 2000, with Chase Manhattan Bank and
         Toronto Dominion Bank.(6)
  10.18  Credit Agreement dated as of April 28, 1999, among UIH Chile
         Holding S.A., the subsidiary guarantors named therein,
         Toronto Dominion (Texas), Inc., TD Securities (USA), Inc.
         and Citibank, N.A.(3)
  10.19  Promise Agreement entered into as of October 15, 1998, among
         UIH Latin America, Inc., VTR S.A. and Compania Nacional de
         Telefonos, Telefonica del Sur S.A.(3)
  10.20  Amended and Restated Securities Purchase and Conversion
         Agreement dated as of December 1, 1997, by and among Philip
         Media B.V., Philips Media Network B.V., UnitedGlobalCom,
         Inc., Joint Venture, Inc. and United and Philips
         Communications B.V.(9)
  10.21  Share Exchange Agreement, dated as of March 9, 2000, by and between UPC and the shareholders named therein.(10)
  10.22  Share Purchase Agreement between the Sellers represented by
         EQT Scandinavia Limited and UPC.(6)
  10.23  Share Purchase Agreement, dated February 2, 2000, among
         Eneco Wed-Activiteiten B.V., N.V. Eneco, UPC Nederland N.V.,
         Belmarken Holding B.V. and UPC.(11)
  10.24  Consulting Agreement dated June 1, 1995, between United and
         Mark L. Schneider.(12)
  10.25  UIH Registration Rights Agreement dated as of April 8, 1999, between UIH and Riordan Communications Limited.*
  10.26  Replacement Promissory Note (Purpose Credit) dated November
         22, 2000 of John F. Riordan in favor of United International
         Properties, Inc. ("UIPI").(13)
  10.27  Replacement Promissory Note (Non-Purpose Credit) dated
         November 22, 2000 of John F. Riordan in favor of UIPI.(13)
  10.28  Promissory Note (Non-Purpose Credit) dated January 29, 2001 of John F. Riordan in favor of UIPI.(13)

EXHIBIT
NUMBER                           DESCRIPTION
-------                          -----------
  10.29  Promissory Note (Non-Purpose Credit) dated April 4, 2001 of
         John F. Riordan in favor of UIPI.(13)
  10.30  Letter Agreement (Purpose Credit) dated May 16, 2001 among
         United, UIPI and John F. Riordan.(13)
  10.31  Letter Agreement (Non-Purpose Credit) dated May 16, 2001 among United, UIPI and John F. Riordan.(13)
  10.32  Letter Agreement (Non-Purpose Credit) dated May 16, 2001 among UIPI, Austar United and John F. Riordan.(13)
  10.33  Letter Agreement (Purpose Credit) dated May 16, 2001 among
         UIPI, UPC and John F. Riordan.(13)
  10.34  Letter Agreement (Non-Purpose Credit) dated May 16, 2001 among UIPI, UPC and John F. Riordan.(13)
  10.35  Letter Agreement (Purpose Credit) dated May 16, 2001 among
         UIPI, chello broadband and John F. Riordan.(13)
  10.36  Letter Agreement (Non-Purpose Credit) dated May 16, 2001 among UIPI, chello broadband and John F. Riordan.(13)
  10.37  Replacement Promissory Note (Purpose Credit) dated November
         22, 2000 of Mark L. Schneider in favor of UIPI.(13)
  10.38  Replacement Promissory Note (Purpose Credit) dated December
         21, 2000 of Mark L. Schneider in favor of UIPI.(13)
  10.39  Replacement Promissory Note (Purpose Credit) dated November
         22, 2000 of The MLS Family Partnership LLLP in favor of
         UIPI.(13)
  10.40  Replacement Promissory Note (Purpose Credit) dated December
         21, 2000 of The MLS Family Partnership LLLP in favor of
         UIPI.(13)
  10.41  Replacement Guaranty for Purpose Credit dated November 22,
         2000 of Mark L. Schneider in favor of UIPI with respect to
         The MLS Family Partnership LLLP November 22, 2000 Promissory
         Note (Purpose Credit).(13)
  10.42  Replacement Guaranty for Purpose Credit dated December 21,
         2000 of Mark L. Schneider in favor of UIPI with respect to
         The MLS Family Partnership LLLP December 21, 2000 Promissory
         Note (Purpose Credit).(13)
  10.43  Letter Agreement dated May 16, 2001 among the United, UIPI and Mark L. Schneider.(13)
  10.44  Letter Agreement dated May 16, 2001 among UIPI, UPC and Mark
         L. Schneider.(13)
  10.45  Letter Agreement dated May 16, 2001 among UIPI, chello broadband and Mark L. Schneider.(13)
  10.46  Promissory Note dated September 2, 1999 of Mark L. Schneider in favor of UIPI (unless previously filed with the SEC).(13)
  10.47  Loan Agreement dated September 2, 1999 by and between UIPI and Mark L. Schneider (unless previously filed with the
         SEC).(13)
  10.48  Replacement Promissory Note (Purpose Credit) dated November
         22, 2000 of Michael T. Fries in favor of UIPI.(13)
  10.49  Replacement Promissory Note (Purpose Credit) dated November
         22, 2000 of The Fries Family Partnership LLLP in favor of
         UIPI.(13)
  10.50  Replacement Promissory Note (Non-Purpose Credit) dated
         November 22, 2000 of The Fries Family Partnership LLLP in
         favor of UIPI.(13)
  10.51  Replacement Guaranty for Purpose Credit dated November 22,
         2000 of Michael T. Fries in favor of UIPI with respect to
         The Fries Family Partnership LLLP November 22, 2000
         Promissory Note (Purpose Credit).(13)
  10.52  Replacement Guaranty for Non-Purpose Credit dated November
         22, 2000 of Michael T. Fries in favor of UIPI with respect to The Fries Family Partnership LLLP November 22, 2000
         Promissory Note (Non-Purpose Credit).(13)
  10.53  Replacement Promissory Note (Purpose Credit) dated December
         21, 2000 of Michael T. Fries in favor of UIPI.(13)

EXHIBIT
NUMBER                           DESCRIPTION
-------                          -----------
  10.54  Replacement Promissory Note (Purpose Credit) dated December
         21, 2000 of The Fries Family Partnership LLLP in favor of
         UIPI.(13)
  10.55  Replacement Promissory Note (Non-Purpose Credit) dated
         December 21, 2000 of The Fries Family Partnership LLLP in
         favor of UIPI.(13)
  10.56  Replacement Guaranty for Purpose Credit dated December 21,
         2000 of Michael T. Fries in favor of UIPI with respect to
         The Fries Family Partnership LLLP December 21, 2000
         Promissory Note (Purpose Credit).(13)
  10.57  Replacement Guaranty for Non-Purpose Credit dated December
         21, 2000 of Michael T. Fries in favor of UIPI with respect to The Fries Family Partnership LLLP December 21, 2000
         Promissory Note (Non-Purpose Credit).(13)
  10.58  Promissory Note (Purpose Credit) dated April 4, 2001 of The
         Fries Family Partnership LLLP in favor of UIPI.(13)
  10.59  Promissory Note (Non-Purpose Credit) dated April 4, 2001 of
         The Fries Family Partnership LLLP in favor of UIPI.(13)
  10.60  Guaranty for Purpose Credit dated April 4, 2001 of Michael
         T. Fries in favor of UIPI with respect to The Fries Family
         Partnership LLLP April 4, 2001 Promissory Note (Purpose
         Credit).(13)
  10.61  Guaranty for Non-Purpose Credit dated April 4, 2001 of
         Michael T. Fries in favor of UIPI with respect to The Fries
         Family Partnership LLLP April 4, 2001 Promissory Note
         (Non-Purpose Credit).(13)
  10.62  Promissory Note (Purpose Credit) dated June 25, 2001 of
         Michael T. Fries in favor of UIPI.(13)
  10.63  Promissory Note (Purpose Credit) dated June 25, 2001 of The
         Fries Family Partnership LLLP in favor of UIPI.(13)
  10.64  Promissory Note (Non-Purpose Credit) dated June 25, 2001 of
         The Fries Family Partnership LLLP in favor of UIPI.(13)
  10.65  Letter Agreement (Purpose Credit) dated May 16, 2001 among
         United, UIPI and Michael T. Fries.(13)
  10.66  Letter Agreement (Non-Purpose Credit) dated May 16, 2001 among United, UIPI and Michael T. Fries.(13)
  10.67  Letter Agreement (Non-Purpose Credit) dated May 16, 2001 among UIPI, UPC and Michael T. Fries.(13)
  10.68  Letter Agreement (Non-Purpose Credit) dated May 16, among
         UIPI, chello broadband and Michael T. Fries.(13)
  10.69  Letter Agreement (Non-Purpose Credit) dated May 16, 2001 among UIPI, Austar United and Michael T. Fries.(13)
  10.70  Letter Agreement (Purpose Credit) dated June 25, 2001 among
         United, UIPI, New United, Michael T. Fries and The Fries
         Family Partnership LLLP.(13)
  23.1   The consent of Holme Roberts & Owen LLP is included as part of Exhibit 5.1.*
  23.2   Consent of Independent Public Accountants -- Arthur Andersen
         LLP (New United).
  23.3   Consent of Independent Public Accountants -- Arthur Andersen
         LLP (United).
  99.1   Form of Proxy Card for United.*


---------------


  * to be filed by amendment



 (1)Incorporated by reference from United's Form S-4 filed on March 3, 1998 (File No. 333-47245).



 (2)Incorporated by reference from Amendment No. 1 to United's Registration Statement on Form S-1 (File No. 33-61376) filed with the Commission on June 23, 1993.



 (3)Incorporated by reference from United's Form 8-K dated April 29, 1999 (File No. 0-21974).



 (4)Incorporated by reference from Amendment No. 2 to United's Registration Statement on Form S-1 (File No. 33-61376) filed with the Commission on July 19, 1993.

 (5)Incorporated by reference from United's Form 10-K for the year ended December 31, 1999 (File No. 000-21974).



 (6)Incorporated by reference from UPC's Report on Form 10-Q for the quarter ended September 30, 2000 (File No. 000-25365).



 (7)Incorporated by reference from UPC's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999.



 (8)Incorporated by reference from UPC's Form 10-K for the year ended December 31, 1999 (File No. 000-25865).



 (9)Incorporated by reference from United's Form 8-K dated December 11, 1997 (File No. 0-21974).



(10)Incorporated by reference from UPC's Form 8-K dated March 9, 2000 (File No. 000-25865).



(11)Incorporated by reference from UPC's Form 8-K dated February 3, 2000 (File No. 000-25365).



(12)Incorporated by reference from Amendment No. 6 to UPC's Registration Statement on Form S-1 dated February 4, 1999 (File No. 333-67895).



(13)Incorporated by reference from United's Form 10-Q for the quarter ended June 30, 2001 (File No. 000-21974).



(b) The financial statement schedules of United and New United that are required to be furnished are attached to the Proxy Statement/Prospectus included in this Registration Statement.



ITEM 22.  UNDERTAKINGS



The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.



The Registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.



The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.



The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

Pursuant to the requirements of the Securities Act, the Registrant has duly caused this amendment No. 1 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on December 12, 2001.


                                            New UnitedGlobalCom, Inc.


                                            By:    /s/ VALERIE L. COVER

                                              ----------------------------------

                                                       Valerie L. Cover


Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.



                /s/ GENE W. SCHNEIDER                  Director, Chairman & CEO      December 12, 2001
-----------------------------------------------------
                  Gene W. Schneider

                /s/ MICHAEL T. FRIES                   Director and President        December 12, 2001
-----------------------------------------------------
                  Michael T. Fries

                /s/ VALERIE L. COVER                   Vice President (Acting        December 12, 2001
-----------------------------------------------------    Chief Financial Officer
                  Valerie L. Cover                       and Principal Accounting
                                                         Officer)

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
   1      Amendment to 1993 Stock Option Plan of United.*
   2      Amendment to Stock Option Plan for Non-Employee Directors of
          United, effective March 20, 1998.*


---------------


*  to be filed by amendment